MACQUARIE GROUP 2009 ANNUAL REPORT

MACQUARIE GROUP
2009 ANNUAL REPORT

MACQUARIE



MACQUARIE GROUP LIMITED ACN 122 169 279

This 2009 Macquarie Group Annual Report complies with reporting requirements and contains statutory financial statements. It contains reports from the Chairman and Managing Director on Macquarie's business and operational highlights, Macquarie's Corporate Governance Statement, the Directors' Report including the Remuneration Report and full financial statements.

The 2009 Shareholder Review contains reports from the Chairman and Managing Director on Macquarie's business and operational highlights. This document is not a concise report prepared under section 314 (2) of the Corporations Act. Macquarie Group has not prepared a concise report for the 2009 financial year.

If you would like a copy of the 2009 Shareholder Review please call us on +61 2 8232 5006 or visit macquarie.com.au/shareholdercentre.

2009 Annual General Meeting
Macquarie Group's 2009 Annual General Meeting will be held at 10:30 am on Wednesday, 29 July 2009 at The Westin Sydney, in the Grand Ballroom, Lower Level, No.1 Martin Place, Sydney NSW.

Details of the business of the meeting will be contained in the separate Notice of Annual General Meeting to be sent to shareholders.

Cover image: Constellation Energy
Constellation Energy is one of the largest marketers of natural gas in North America, providing physical natural gas to distribution companies, power generators, retail aggregators and large end-users in the United States and Canada.

The acquisition and integration of the Constellation downstream gas trading portfolio makes Macquarie Group's North American gas trading business, Macquarie Cook Energy, a leading participant in this key wholesale gas market.

Cover photograph Dan Tobin Smith/Gallery Stock

Macquarie Group Limited

Continued profitability in a testing year

- Profit of $A871 million
- Operating income of $A5,526 million
- Earnings per share of $A3.10
- Total ordinary dividends of $A1.85 per share
- Return on equity of 9.9 per cent
- Assets under management of $A243 billion

Strong funding and balance sheet position

- Significant levels of cash and liquid assets
- Capital more than 40 per cent above minimum regulatory requirement
- Since 31 March 2008
  - Retail deposits increased by $A6.8 billion
  - $A21.5 billion of term funding raised

Financial market impact

- Total write-downs (including equity accounted losses) and provisions of $A2.5 billion
- Increased funding costs

Key financial details

- Consolidated profit after tax attributable to ordinary equity holders decreased by 52 per cent to $A871 million from $A1,803 million in 2008
- Underlying operating income[1] of $A7.6 billion down 14 per cent on the prior year
- Decrease in total operating income of 33 per cent to $A5,526 million from $A8,248 million in 2008
- International income decreased by 45 per cent to $A2,347 million, accounting for 52 per cent of total operating income
- Total assets decreased by 11 per cent from $A167.2 billion to $A149.1 billion
- Regulatory capital of $A10.2 billion increased by $A5.4 billion during the past three years

Reported net profit after tax attributable to ordinary equity holders
$A million


2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
2005
2006
2007
2008
2009

Domestic and international income (excluding earnings on capital)
$A million
International ■ Domestic ■


8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2005
2006
2007
2008
2009

[1] Underlying operating income represents operating income before write-downs, impairment charges, equity accounted losses, provisions and one-off items of income including the profit on the purchase of the MIPS and the fair value adjustment of fixed rate issued debt relating to changes in the market price of Macquarie's credit spreads.

Consolidated profit
Year ended 31 March

	2009 $Am	2008 $Am	% Change
Total income	5,526	8,248	(33)
Total expenses	(4,537)	(6,043)	(25)
Profit before income tax	989	2,205	(55)
Income tax expense	(15)	(317)	(95)
Profit from ordinary activities after income tax	974	1,888	(48)
Minority interests	(103)	(85)	21
Profit after income tax attributable to ordinary equity holders	871	1,803	(52)

Basic earnings per share (EPS) performance
A cents


700
600
500
400
300
200
100
0
2005
2006
2007
2008
2009

Dividends per share
A cents
Interim ■ Final ■ Special ■


400
350
300
250
200
150
100
50
0
2005
2006
2007
2008
2009

Chairman's and Managing Director's Report

Despite unprecedented turmoil and declines in global markets, Macquarie Group has continued to be profitable for the year to 31 March 2009. While a decline on the record result for the 2008 financial year, profit in 2009 was in line with the revised guidance provided in February 2009 and was achieved after significant write-downs. It was achieved amid highly disrupted market conditions, with a loss of confidence in credit markets and systemic falls in global liquidity. Importantly, we have a strong funding position and a strong balance sheet. Our strong balance sheet, strong team and market conditions provide opportunities to generate growth over the medium-term.

Result overview

Highly disrupted market conditions resulted in a decline in profitability for Macquarie for the year to 31 March 2009. The 2009 consolidated after-tax profit for Macquarie was $A871 million, a decrease of 52 per cent from the previous year's profit of $A1,803 million. Importantly, Macquarie remained profitable in a testing year.

Earnings per share were $A3.10, a decrease of 54 per cent from $A6.71 in the prior year.

Total operating income for the year was $A5,526 million, a 33 per cent decrease when compared with the prior year's operating income of $A8,248 million. The decrease was the result of both market conditions and a significant increase in the level of write-downs and provisions during the year.

With the exception of the Banking and Financial Services Group and the Real Estate Banking Division, our major operating groups and divisions remained profitable during the year, despite the extremely challenging market conditions.

In most income categories, Macquarie's operating income declined in 2009 compared with the previous year.

As a result of tightening global credit markets and a reduction in wholesale funding during the past year, we completed balance sheet initiatives totalling $A15 billion. We did this through initiatives including the exit of our Italian mortgages portfolio and the sale of our margin lending business. This allows us to focus resources on more profitable activities across the Group.

The extremely challenging global markets and economic environment resulted in a significant increase in the level of write-downs (including equity accounted losses) and provisions during the year to $A2,543 million. The majority of the write-downs and provisions are unrealised and stem from strategic investments in Macquarie-managed funds which align Macquarie's interests with those of other fund investors. Importantly, the level of write-downs and provisions, while significant, were within our risk management framework and were absorbed within 2009 earnings.

The graph on page 13 shows the relative profit contributions of each group and division. Operating group and operating division performances are discussed in more detail on pages 14 to 21.

International income[2] decreased by 45 per cent to $A2,347 million, accounting for 52 per cent of total income. We now have more than 5400 staff employed in our offices outside Australia, representing 43 per cent of total staff, an increase from 40 per cent in the previous year.

The total value of assets under management grew five per cent over the period to $A243 billion.

Base management fees earned by Macquarie decreased by four per cent on the prior year.

Macquarie's effective tax rate was very low at 1.7 per cent due to a combination of write-downs and provisions and the geographical mix of international income, especially in the Asia-Pacific region.

The expense-to-income ratio increased to 82.1 per cent from 73.3 per cent in the previous year. This ratio was affected by write-downs and provisions which reduced operating income during the year. In absolute terms, operating expenses were $A4,537 million down from $A6,043 million in the prior year. The compensation ratio, which relates to employment expenses, fell to 41 per cent from 47 per cent in the previous year as a result of lower profit share payments in line with the fall in earnings.

Capital

We have a long-term policy of holding a level of capital to efficiently support our businesses and ensure we have sufficient capacity to maintain operations in challenging market conditions. To meet these aims, we consistently grow our capital base ahead of our business requirements. Over the past three years, we have increased our regulatory capital by $A5.4 billion to $A10.2 billion as at 31 March 2009. During the year, we raised $A600 million through the issue of convertible preference securities. At 31 March 2009 we maintained a capital buffer of $A3.1 billion, more than 40 per cent in excess of our minimum capital requirements.

Funding

Macquarie entered the 2009 financial year with a strong funding position which was further strengthened during the year. The level of cash and liquid assets increased from $A20.8 billion as at 31 March 2008 to $A30.3 billion as at 31 March 2009. During the year we raised an additional $A21.5 billion of term funding.

Deposits increased significantly during 2009 and reached $A19 billion as at 31 March 2009 up from $A13 billion as at 31 March 2008. Globally, funding markets remain extremely challenging and the future availability of non-government guaranteed term funding to market participants, including Macquarie, remains exceptionally challenging.

Regulatory capital position
$A billion



Banking Group
Non-Banking Group
Capital Surplus
Minimum regulatory capital requirement
Buffer for volatility, growth and strategic flexibility
Regulatory capital position as at 31 March 2009
0
1
2
3
4
5
6
7
8
9
10
11

2 Throughout this report, for the purposes of international income total operating income excludes earnings on capital and other corporate items.

Chairman's and Managing Director's Report

Operating conditions

The global financial crisis started as a loss of confidence within the finance sector and grew during the year, in reaction to a reduction in liquidity across most markets. This loss of confidence severely affected a number of major financial institutions and was a factor in the collapse of Lehman Brothers in September 2008. Actions by both governments and regulators did much to improve the lack of confidence. However, the loss of confidence has since moved into the mainstream economy and has driven many countries into a recession that may continue for some time.

Throughout this period, we responded to the changes in our operating environment and adapted our business in a number of ways. These changes included winding back our Australian residential mortgage business, the sale of the bulk of our margin lending portfolio and the sale of our Italian mortgage portfolio. The majority of our capital was raised before the global financial crisis. We increased our regulatory capital by approximately $A5.4 billion over the past three years and our balance sheet was further strengthened when we undertook a hybrid capital raising in July. These initiatives have resulted in Macquarie being well placed to withstand the current market conditions and to capitalise on opportunities that are beginning to emerge. In 2009 we identified a number of opportunities including:

- the acquisition of Constellation Energy's North American downstream natural gas business
- the expansion of our equity capital markets and third-party advisory businesses in North America
- the continued growth of our US and UK securities businesses
- the formation of a strategic partnership with Australasian financial advisory and accounting services company WHK Group Ltd (WHK)
- the promotion of our environmental financial products and renewable energy businesses in every region.

Risk management

Central to Macquarie's business is a strong culture of risk management. Our approach to risk management is embedded across all business units. Our objective is to ensure that worst case outcomes have been clearly identified and understood. By assessing the outcomes of a wide range of stress tests, we determine whether these outcomes can be tolerated. The level of acceptable aggregate risk is determined by assessing risk relative to earnings, rather than to the level of capital.

Performance

While we have been profitable over the past year, our share price performance was disappointingly affected by the volatile equity markets.

Financial stocks have been hardest hit by market conditions as can be seen from the performance of the MSCI World Diversified Financials Index since the global financial crisis began in August 2007. This index, which includes a number of companies that operate in the same sector as Macquarie, has fallen 72 per cent compared with a 63 per cent fall in the Macquarie share price.

For the year to 31 March 2009, this index has fallen 63 per cent compared with a 49 per cent fall in the Macquarie share price.

Notwithstanding the volatile market conditions, we have delivered a return to shareholders of over 600 per cent between listing in July 1996 and the close of the 2009 financial year on 31 March 2009. Over the same period the average total shareholder return of the ASX top 50 was approximately 200 per cent.

Macquarie share price vs the MSCI World Diversified Financials Index[3]


Macquarie
MSCI World Diversified Financials Index
140
120
100
80
60
40
20
0
01-Aug-07
01-Dec-07
01-Apr-08
01-Aug-08
01-Dec-08
01-Apr-09

[3] Data indexed to 100 on 1 August 2007. Current to 31 March 2009

Dividend

The total ordinary dividend payment for the year is $A1.85, a 46 per cent decrease on the prior year. The Board has declared a final dividend of $A0.40 per ordinary share, franked to 60 per cent. This represents a payout ratio of 60 per cent which is consistent with our dividend policy of maintaining an annual payout ratio in the range of 50 to 60 per cent of net earnings attributable to ordinary shareholders. The future rate of franking remains subject to the composition of income. A discount of 2.5 per cent has also been re-introduced on the Dividend Reinvestment Plan.

Board and management

Executive Voting Director, Laurie Cox, has advised the Board that he does not plan to stand for re-election at this year's Annual General Meeting (AGM) and that he will also stand down as an Executive Director. Laurie joined the Macquarie Bank Board as a Non-Executive Director and Joint Chairman of Macquarie Corporate Finance in January 1996. He became an Executive Director in March 2004. His experience in the securities and investment banking industries has provided a valuable contribution to Macquarie over 13 years.

The Board would also like to acknowledge the contribution of Kim Burke who retired as Joint Head of Macquarie Securities Group in February this year after 17 years with Macquarie.

We wish them well in the future.

Our people

All global financial institutions have experienced an impact on staffing levels. While Macquarie has continued to selectively recruit, motivate and reward high-quality people throughout the year, staff numbers have contracted in line with business activity. At 31 March 2009, we had more than 12,700 staff, compared with approximately 13,000 as at 31 March 2008. This is predominantly the result of the exit from some balance sheet-intensive and low-return businesses, business mergers and other decisions taken by businesses during the second half of the year.

The acquisition of six new businesses, and selective recruitment in some businesses, resulted in a continuation of hiring activity throughout the year. This included the recent employment of several high-profile teams and individuals. Australian and international graduate recruitment programs continue to be important.

On 31 March 2009, the Board announced changes to Macquarie's remuneration arrangements consistent with global remuneration and regulatory trends. The proposed changes will be subject to approval by shareholders at the July 2009 AGM and, if approved, will apply to remuneration for the current year ended 31 March 2009 as well as future years.

While the proposed changes reflect recent remuneration trends, they remain consistent with Macquarie's longstanding approach. This approach links staff profit share to profitability and is individually assessed with regard to a variety of factors including contribution to profit, use of capital, funding and risk.

Macquarie's remuneration policies and practices are detailed in the Remuneration Report contained in the Directors' Report (pages 56 to 116).

We thank all of our staff for their focus and commitment in these unprecedented times and for the sound result achieved this year.

Staff numbers
International ■ Australia ■



14,000
12,000
10,000
8000
6000
4000
2000
0
2005
2006
2007
2008
2009

Assets under management
$A billion



250
200
150
100
50
0
2005
2006
2007
2008
2009

Chairman's and Managing Director's Report

Regional activity

Macquarie continues to be active around the world. Operating groups globally participated in a large number of transactions during the year and there is sound demand for Macquarie products and services across a wide range of markets and geographies. For details refer to pages 10 to 11.

Strategy

We are a global provider of banking, financial, advisory, investment and funds management services to clients. Our strategy is built on: providing services to clients; the alignment of interests with shareholders, investors, staff; a conservative approach to risk management; incremental growth and evolution; operations that are diversified by business and geography; and an ability to adapt to change.

The approach allows us to be flexible in entering into new sectors and regions as opportunities emerge. It is the basis on which we have established a leading presence in a range of markets.

Outlook

While market conditions remain challenging there are some early signs of stabilisation. However, significant uncertainties remain and Macquarie believes it is still too early to make any judgements on sustained market improvements. In current market conditions we remain cautious with a conservative approach to both funding and capital.

Our focus remains on developing our business for the medium-term. We believe we are well placed to achieve growth as a result of our strong balance sheet, strong team and market conditions that will provide opportunities for medium-term growth.

Our global business platform remains strong and we have funding and capital to both respond to the current challenging markets and meet the growth opportunities we believe will arise.

International income by region
$A million
The Americas ■ Asia-Pacific ■
Europe, Middle East and Africa ■


5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2005
2006
2007
2008
2009



H. Kevin McCann
Acting Chairman



Nicholas Moore
Managing Director and Chief Executive Officer

Sydney
1 May 2009

Macquarie Cook Energy acquisition of Constellation Energy's downstream natural gas business

In 2005, Macquarie's Energy Markets Division acquired Cook Inlet, a Los Angeles-based physical gas business. Cook Inlet was established in 1990 as a Minority Business Enterprise and had grown into a well-managed, innovative, customer-focused gas marketing and trading company with a solid reputation among energy industry participants.

Macquarie's acquisition of Cook Inlet formed the basis of Macquarie Cook Energy (MCE), Energy Markets Division's physical gas trading business in North America. MCE acts as a trading intermediary between producers of natural gas and purchasers of gas including municipalities, retail gas aggregators, energy marketer and industrial end users.

In February 2009, MCE announced it had reached a definitive agreement with Constellation Energy to acquire its North American natural gas trading operations. The purchase has since been completed with the business integrated into MCE. The headquarters have been relocated to Houston alongside Macquarie Cook Power, MCE's affiliated power trading business. Houston is a natural home for MCE as it is a centre for energy activities in North America. The business also has operations in Denver and Calgary.

Constellation Energy had built a well regarded and profitable natural gas trading business with a strong market position. The acquisition was a logical next step in the growth of Macquarie's gas trading operations in the North American market.

The client bases of the two businesses are highly complementary and in combination, will become a quality, leading provider of gas trading solutions with greater reach and access in the North American gas market. In particular, the acquisition will bolster areas in which MCE had a relatively low market share such as the mid-continent of the US and the Canadian markets as well as provide the opportunity for continued growth.

MCE staff carry out a variety of roles, including gas trading, gas marketing and client-relationship management, gas scheduling (ensuring that physical gas is delivered through pipelines to clients), settlements, management and support.

The new MCE has approximately 160 people, over 100 of whom joined Macquarie as a result of the acquisition. The remainder have relocated from Los Angeles as well as Sydney, London and New York.

The combined business is anticipated to be one of the top five participants in the North American gas market, interacting with approximately 400 clients and counterparties. MCE will continue to be an important contributor to Macquarie Energy Markets Division as well as a key part of Macquarie's growth platform in the region.

Regional activity

Region	
Australia	Exclusive financial adviser to Origin Energy in relation to its defence of BG Group's $A14 billion takeover offer and joint venture with ConocoPhillips of up to $A11 billion, resulting in the largest private treaty asset sale in Australian history and the largest oil and gas asset sale globally for 2008
	Adviser to Rio Tinto on its response to the pre-conditional takeover offers from BHP Billiton
	Adviser to Bupa on the merger of its subsidiary, Bupa Australia, with MBF Australia by way of a scheme of arrangement, with $A2.4 billion in cash consideration distributed to participating MBF contributors, creating the largest private health insurer in Australia at the time of the merger
	Macquarie Securities Group's Cash business maintained its number one ranking for market share[4]
	Macquarie Securities Group's Derivatives Division remains the leading provider of listed warrants in the Australian market
	Listed financial services company WHK and Macquarie Private Wealth entered into a strategic partnership. Macquarie will support the future growth and development of WHK's financial services offering through sharing its resources and expertise
	The Fixed Income and Currency Division delivered strong results in 2009. Its flagship credit funds outperformed its peers consistently and the team recently won a significant debt securities mandate with the Future Fund
	Macquarie offers technology asset lifecycle solutions to its clients through commissioning, decommissioning and logistics services, along with processing and sale services for end of life IT assets. Our services (including the disposal of e-waste) are based on a world-class quality management system and stringent environmental guidelines
	With emissions from IT-related equipment becoming an increasing concern for office-oriented environments, Macquarie Equipment Finance, working in conjunction with Climate Friendly, offers its clients an Equipment Carbon Offset Lease: ECOLease. This program allows clients to finance the purchase of carbon credits accredited by the Voluntary Carbon Standard, to offset assumed electricity consumption of the IT equipment over the contracted lease term
	During the year, Macquarie Leasing completed three securitisation tranches of motor vehicle and equipment leases through the SMART program for a total face value of approximately $A1.7 billion. Macquarie Leasing also concluded warehouse facilities totalling $A1.5 billion with a view to subsequently securitising warehoused transactions via the SMART program
	During the period, the property development business launched a residential estate in Western Sydney. Stonecutters Ridge is a 162 hectare subdivision 45 kilometres from Sydney that will be developed into 839 homesites. The site will comprise a Greg Norman-designed golf course. The first stage of 55 lots was released in February 2009
Asia-Pacific	Advised a number of leading Japanese corporations such as Marubeni Corporation, Japan Bank for International Corporation, Kansai Electric Power, Kyushu Electric Power and Kirin on matters related to facilitating their international expansions
	Macquarie and the State Bank of India (SBI) formed the Macquarie-SBI Infrastructure Fund (MSIF) which will invest in infrastructure projects in India, with initial capital raised of $US1 billion. The fund is managed by a Macquarie and SBI joint venture, with the International Finance Corporation (member of the World Bank Group) as a minority shareholder and a cornerstone investor in MSIF
	Advising a Marubeni-led consortium on an approximate $S5 billion capital raising and the acquisition of Senoko Power, the largest power generation company in Singapore
	Number one ranking for IPOs on the Hong Kong Stock Exchange in 2008 and bookrunner for the first major IPO of 2009 (Real Gold)
	The Derivatives Division of Macquarie is the leading provider of listed warrants in Singapore, Hong Kong and Korea
	The Macquarie Securities Group Cash equities business has seen continued growth in market share across the region
	Macquarie Private Wealth opened offices in Singapore and Hong Kong to offer private wealth advice to ultra-high net worth individuals and families. The Singapore office is being used as a base for expansion of financial advisory services into China and Korea
	MGPA successfully closed MGPA Asia Fund III, raising $US3.9 billion in equity
	Macquarie sold its Goodman Asia platform

4 Combined institutional and retail market share.

Region	
The Americas	Adviser, sponsor, debt arranger and underwriter for the acquisition of Washington-based Puget Sound Energy and its parent company Puget Energy for $US7.9 billion
	Advised Borealis Infrastructure on its $C2 billion acquisition of Teranet Income Fund, one of the largest mergers and acquisitions transactions in Canada in 2008
	Sole financial adviser to Goldcorp, the world's second largest gold company by market capitalisation, on its acquisition of Gold Eagle Mines for a total consideration of $C1.5 billion
	Completed the successful purchase of Chicago-based futures clearing firm Shatkin Arbor Inc. The acquisition significantly expanded Macquarie Futures US capabilities by enabling it to directly execute and clear trades at both the Chicago Mercantile Exchange and the Chicago Board of Trade. The combination of Shatkin Arbor's longstanding relationships and the financial strength of Macquarie provides a platform for growth in the futures market
	Acquisition of the Houston-based downstream natural gas trading operations of Constellation Energy. The business has been successfully integrated into MCE, and positions Macquarie as a leading participant in the North American wholesale natural gas market
	Established the Credit Trading business in New York to trade corporate and securitised debt markets, taking advantage of inconsistencies in credit risk pricing in the US
	Since the acquisition of Orion Securities (in 2007), Macquarie has expanded its research sector coverage in Canada to include infrastructure, Real Estate Investment Trust's (REIT's) and quantitative research
	The development of the US greenfield cash equities business proceeded ahead of schedule with 78 staff undertaking research on 250 US stocks
	Finalised the acquisitions of US fixed income managers Four Corners Capital Management and Allegiance Investment Management. Their successful integration has broadened the Fixed Income and Currency Division's investment expertise in US senior loans, US treasury and US investment grade credit, agencies and mortgages and established a global operating base across Australia, the UK and the US
Europe, Middle East and Africa	Adviser and debt arranger to a Bilfinger Berger and John Laing-led consortium on the €650 million A1 Hamburg-Bremen road project, the largest public private partnership project in Germany to date
	Adviser on the £16 billion refinancing of BAA, owner of Heathrow, Gatwick, Stansted, Glasgow, Edinburgh, Aberdeen and Southampton airports
	Macquarie and Abu Dhabi Commercial Bank (ADCB) launched the ADCB Macquarie Infrastructure Fund for investment in infrastructure opportunities in the Middle East and North Africa. During the year, the fund completed a $US188 million investment to support UAE infrastructure
	Adviser to Kalagadi Manganese on the $US432.5 million sale of 50 per cent of its manganese project to ArcelorMittal
	Expanded the Environmental Financial Products business's portfolio of Kyoto Protocol emission reduction projects in China and Eastern Europe
	The European greenfield cash equities business development has proceeded ahead of schedule and there are now 48 staff undertaking research on 100 European stocks
	Banking and Financial Services Group launched a retail investment platform to support the service provided by UK professional financial planners to their clients and improve the operational efficiencies in financial planners' businesses
	Corporate and Asset Finance Division is financing smart metering initiatives for a number of the major energy suppliers in the UK. The installation of these smart meters in the industrial and commercial business sector has been mandated by the government to improve business efficiency, reduce energy usage and the UK's carbon footprint
	MGPA successfully closed MGPA Europe Fund III, raising $US1.3 billion in equity

About Macquarie

Macquarie is a global provider of banking, financial, advisory, investment and funds management services. Macquarie's main business focus is making returns by providing a diversified range of services to clients. Macquarie acts on behalf of institutional, corporate and retail clients and counterparties around the world.

Macquarie has five operating groups and two divisions within which individual businesses operate. Businesses specialise in defined product or market sectors and work in close co-operation. Great emphasis is placed on a client's relationship with Macquarie as a whole.

Three service groups provide the framework, infrastructure and support which enable the operating groups to function.


Corporate Affairs Group
Greg Ward
Treasury and Commodities Group
Andrew Downe
Macquarie Funds Group
Shemara Wikramanayake
Macquarie Capital
Michael Carapiet
Macquarie Bank Limited Board of Directors and Executive Committee
Managing Director
Richard Sheppard
Macquarie Group Limited Board of Directors and Executive Committee
Managing Director and Chief Executive Officer
Nicholas Moore
Banking and Financial Services Group
Peter Maher
Risk Management Group
Nick Minogue
Macquarie Securities Group
Roy Laidlaw
Corporate and Asset Finance Division
Garry Farrell
Real Estate Banking Division
Matthew Banks
Information Technology Group
Nigel Smyth
Banking Group (Macquarie Bank Limited and its subsidiaries)
Macquarie Financial Holdings Group – operates separately from the Banking Group

Management approach

Macquarie's strength lies in its unique structure and management style which enables businesses to exercise significant operating freedom balanced by limits on risk and the adherence to professional standards. Macquarie's management approach fosters an entrepreneurial culture among staff. Strong prudential management is fundamental to this approach. Central management focuses on risks to Macquarie which may arise from market and industry influences and on issues of medium and long-term significance.

Other core elements of Macquarie's approach are:

- the encouragement of high ethical and professional standards
- commitment to clients
- commitment to growth
- the recruitment, retention and motivation of quality staff
- the alignment of staff rewards with those of shareholders
- transparent and comprehensive reporting including financial reporting and risk reporting.

Macquarie's five operating groups and two operating divisions focus on specific products and markets. The key services offered by each individual operating group and operating division include:

Macquarie Capital

- Corporate finance, including advisory
- Equity capital markets
- Debt structuring and distribution
- Specialised fund management
- Private equity placements
- Principal products

Treasury and Commodities Group

- Energy markets
- Metals and energy capital
- Agricultural commodities and investor products
- Foreign exchange
- Debt markets
- Futures

Macquarie Securities Group

- Institutional cash equities
- Equity finance, arbitrage trading and synthetic products
- Equity-linked investments, trading products and risk management services

Banking and Financial Services Group

- Financial advice
- Cash management services
- Stockbroking
- Business banking
- Investment products
- Administrative and portfolio services

Macquarie Funds Group

- Management of funds in:
  - equities
  - fixed income, currency and commodities
  - listed infrastructure
  - listed real estate
  - private equity and hedge fund of funds
- Affiliated managers
- Incubation of managers
- Investment solutions and distribution

Corporate and Asset Finance Division

- Structured corporate debt financing
- Traditional equipment leasing
- Specialised asset finance
- Asset lifecycle services
- Equipment trading and remarketing

Real Estate Banking Division

- Listed and unlisted fund management
- Asset management
- Real estate investment and advisory
- Development management
- Project and development financing

Relative operating group and division contribution to profit



180
160
140
120
100
80
60
40
20
0
-20
-40
-60
-80
2008
2009

	2009 %	2008 %
Macquarie Capital	36	49
Treasury and Commodities Group	74	13
Macquarie Securities Group	40	27
Banking and Financial Services Group	(14)	5
Macquarie Funds Group	6	7
Corporate and Asset Finance Division	10	2
Real Estate Banking Division	(52)	(3)

Macquarie Capital

Macquarie Capital contributed $A251 million to Macquarie's total profit for the year to 31 March 2009. This was an 89 per cent decline on the record result achieved in the prior year.

Despite difficult market conditions, Macquarie Capital Advisers advised on 299 transactions valued at $A203 billion. During the year, equity under management declined by eight per cent against the prior year to $A53 billion and assets under management increased by eight per cent to $A160 billion.

Key contributors to the Macquarie Capital Funds result were base management fees, with unlisted fees contributing a significantly higher proportion of base fee revenue.

Equity investments contributed solid returns. However, these were offset by significant impairments, including write-downs on co-investments in listed funds and other equity investments.

Macquarie Capital Advisers

As outlined in the regional highlights section in the Chairman's and Managing Director's Report, Macquarie Capital Advisers advised on significant transactions involving Origin Energy, Rio Tinto, Bupa, a consortium led by Marubeni, Puget Energy, Borealis Infrastructure, Goldcorp, a consortium led by Bilfinger Berger and John Laing, Kalagadi Manganese and BAA.

Other significant advisory roles completed by Macquarie Capital Advisers during the period included:

- Adviser to ACS Infrastructure Development on its successful bid for the 35-year concession on the I-595 Corridor Roadway Improvement Project in Florida, US
- Adviser to Kirin-owned National Foods Ltd on the $A880 million acquisition of Australian Co-operative Foods (Dairy Farmers)
- Joint lead manager, bookrunner and underwriter on the $S407 million private placement and preferential offering for the Ascendas REIT in Singapore
- Adviser to APA Group on the $A703 million sale of gas pipeline, electricity transmission, generation and gas processing assets into an unlisted vehicle
- Adviser to Unisteel on its sale to Kohlberg Kravis Roberts & Co for $S787 million
- Adviser and debt arranger on LS Cable's acquisition of Superior Essex worth $US1.2 billion, the first unsolicited acquisition by a Korean company of a publicly listed US company
- Financial adviser to New Gold on its three-way merger with Metallica Resources and Peak Gold with a combined enterprise value of approximately $C1.3 billion.

Macquarie Capital Funds

Macquarie Capital Funds raised $A7.6 billion of fund and consortia equity, reflecting investor confidence in our ability to source, acquire and manage assets, despite challenging market conditions.

Proactive management of the funds and assets resulted in more than $A11 billion of new debt raised and $A9 billion of debt refinanced. The majority of the 2009 calendar year debt maturities of the listed and unlisted funds have been addressed through refinancings, asset sales and other initiatives.

During the period, asset sales resulted in $A5 billion of equity proceeds including the take private of Macquarie Capital Alliance Group, disposals of Westlink M7, Lusoponte and various real estate assets.

As at 31 March 2009, unlisted funds had over $A6 billion of equity available for future investments.

Acquisitions during the period include:

- Puget Energy: the largest electric and natural gas utility headquartered in the state of Washington, US
- Pisto SAS: a major oil importation, storage and transportation operator in northern France
- Condor Group: ferry services between the UK, Channel Islands and France.

Outlook

Macquarie Capital's advisory pipeline remains reasonable, however the current environment is challenging. We expect growth in the medium-term and will examine opportunities to selectively grow the business.

Challenging conditions also continue for Macquarie Capital Funds. We expect the Macquarie Capital Funds business to remain resilient, with continued focus on growing unlisted funds under management.

A number of the Macquarie-managed listed funds are reviewing initiatives designed to close the gap between their valuation and security market price and also provide appropriate capital structures for each fund and its underlying assets.

About Macquarie Capital

Macquarie Capital includes Macquarie's corporate advisory, equity underwriting and specialised funds management businesses.

Macquarie Capital Advisers provides advisory and capital raising services to corporate and government clients involved in public mergers and acquisitions, private treaty acquisitions and divestments, debt and equity fund raising and corporate restructuring.

Advisory activities are aligned into industry groups, reflecting key areas of expertise in infrastructure and utilities, resources, telecommunications, media, entertainment and technology (TMET), real estate, industrials and financial institutions.

Macquarie Capital Advisers also encompasses **Macquarie Capital Funds** which manages a range of specialist funds, including infrastructure and real estate funds.

During the year, most of the former Real Estate Group platform merged with Macquarie Capital. This created an integrated real estate business able to maximise domestic and international real estate growth opportunities (including funds management, advisory and principal activities) and leverage expertise from all Macquarie Capital industry and product teams.

Macquarie Capital Finance is now called Corporate and Asset Finance Division and is a separate division within the Banking Group.

Treasury and Commodities Group

Treasury and Commodities Group (TCG) contributed $A509 million to Macquarie's total profit for the year to 31 March 2009. This was a decrease of 15 per cent on the 2008 result. The Energy Markets and Foreign Exchange Divisions within TCG achieved record results. All operating divisions were profitable, before and after allowing for provisions.

The divisions in TCG reported the following market conditions:

- **Foreign Exchange (FX)**: trading result was driven by volatile currency markets and increased customer demand. Margins increased, however the average trading size reduced. Interest rate trading produced a positive contribution in difficult market conditions
- **Energy**: a reduction in competition, an overall improvement in margins and the positive revenue effect of volatility on trading businesses has complemented the division's maturing business model and resulted in a strong contribution
- **Agriculture**: markets were extraordinarily volatile over the year and this, coupled with a general collapse of credit, created some stress in the agriculture sector. Volumes have decreased. However, the scarcity of credit provision and the reduction in the number of credit providers has led to a widening of margins
- **Freight**: the freight business is entering a growth phase as a provider of risk management services and has been a beneficiary of market volatility
- **Metals**: Metals and Energy Capital Division experienced an improvement in trading conditions as a result of higher margins, increased volatility and increased deal flow. However, the overall level of profitability was significantly affected by equity impairments and loan provisions
- **Debt**: markets proved challenging throughout the year and the division returned a good result given the market conditions.

A significant initiative during the year, has been the continued growth of the Houston-based power trading business. The acquisition and integration of the Constellation Energy physical and financial gas trading business into MCE's gas businesses will, in conjunction with the power business, provide TCG with a strong platform for growth in the North American energy sector. TCG has also furthered developed the US Futures business during the year, including acquiring Shatkin Arbor in August 2008.

Notable activity in 2009 included:

- expansion of the environmental products business by increasing their scale and scope to take advantage of current and emerging policies that are creating markets for environmental goods and services
- selective expansion of energy markets and regions in which we trade including European power and the acquisition of a UK gas metering business
- further development of the credit trading business with a focus on the corporate and securitised debt markets in order to take advantage of the changes in the competitive landscape and the inconsistent re-pricing of credit risk.

Outlook

TCG intends to continue to selectively expand its international operations while maximising the growth opportunities in adjacent or complementary markets and businesses and protecting the market share of its more mature, domestic businesses. TCG expects continued volatility in financial and commodity markets, some of which will benefit the deal pipeline and potential transaction volumes.

About Treasury and Commodities Group

The **Energy Markets Division** provides risk management solutions to producers, consumers and investors in the energy sector across a broad range of energy products and acts as a trading intermediary in gas and power in the US and Europe.

The **Foreign Exchange Division** provides 24-hour interbank FX services in all currency pairs to institutional clients in Australia and globally and accesses retail FX volumes through service provision to retail platforms and investment in those platforms.

The **Metals and Energy Capital Division** provides equity and debt finance globally to the metals and energy sector as well as providing trading and hedging services to the base and precious metals sectors.

Agricultural Commodities and Investor Products Division provides risk management, structured financing and physical commodity solutions across agricultural commodities globally and selected dry and wet freight routes.

The **Futures Division** provides a full range of broking and clearing services for Australian and international futures exchanges. The division is a leading provider of these services in the Australian market and is selectively pursuing opportunities in offshore markets.

The **Debt Markets Division** arranges and places primary market debt for clients and provides secondary market liquidity in government, inflation-linked, corporate, global, mortgage and asset-backed securities.

Central Division is an incubator for various non-division-specific, early-stage or cross-divisional initiatives. This currently includes Environmental Financial Products, US-based Credit Trading, Emerging Markets and the management of joint ventures and alliances.

Macquarie Securities Group

Macquarie Securities Group (MSG) contributed $A275 million to Macquarie's total profit for the year to 31 March 2009. This was a decrease of 77 per cent on the prior year, primarily due to challenging equity market conditions.

MSG was formed in April 2008 by merging the operating activities of the Equity Markets Group (excluding the Fund Products Division) and Macquarie Capital Securities. Combining these two businesses has enabled MSG to provide a broad suite of products to a large client base and build a global institutional securities platform.

The **Cash Division** result fell 53 per cent compared with the prior year. A decline in equity market values, the de-leveraging of certain market participants and a flight of investors from equities resulted in significantly lower equity market volumes when compared with the prior year. As a result, secondary market commissions declined in Australia and Asia, generally in line with market volumes. Commissions from the recently acquired Canadian business and South Africa increased. The Europe and US greenfield build-outs continued ahead of plan with both businesses showing good growth in commissions albeit off a low base.

The **Delta 1 Division** profit fell 74 per cent on the prior year. The arbitrage trading result declined slightly on the prior year as the business was able to profit from continued volatility and dislocation in global equity markets. Hedge fund de-leveraging, redemptions and regulatory changes to short selling resulted in a substantial decline in demand for the Synthetic Products business. The result for the Structured Equity Finance business was significantly down as a result of lower volumes.

The **Derivatives Division** made a loss due to substantially lower demand for listed/structured products and unprecedented volatility during the second half of the year which resulted in some trading losses.

Outlook

Conditions in global equity markets are expected to remain challenging during the year ahead. The US and European greenfield businesses are expected to complete their build-outs this year. MSG will continue to consider potential acquisitions in each region. The Delta1 Division will seek to expand arbitrage trading and products into other markets and build out its synthetic products platform. The Derivatives Division expects listed/structured product volumes to remain low and trading conditions to remain difficult. The business will pursue new opportunities including the development of an Indian derivatives business, growing the derivatives business in South Africa and providing the global institutional derivatives platform to clients.

About Macquarie Securities Group

The **Cash Division** operates as a full-service institutional cash equities broker in the Asia-Pacific region. In the rest of the world it operates as a specialised institutional cash equities broker. It provides Equity Capital Markets products and services through a joint venture with Macquarie Capital Advisers.

The **Delta1 Division** combines the Group's equity finance, arbitrage trading and synthetic product businesses. The division services institutional and hedge fund clients across a range of markets through a variety of products and services including securities borrowing and lending and access products.

The **Derivatives Division** offers equity-linked investments, trading products and risk management services to wholesale and retail clients in Australia, Asia, Europe and the US.

Banking and Financial Services Group

Banking and Financial Services Group's (BFS) contribution to Macquarie's total profit for the year to 31 March 2009 declined 142 per cent on the prior year as a result of one-off costs and provisions during the year. Despite this, most businesses within BFS performed well. Retail deposits grew strongly, up 103 per cent on the prior year and there were strong inflows into the life insurance suite of products.

As a result of continued challenging credit markets BFS sold the majority of its margin lending book in January 2009.

Cash was a major focus for the Group in 2009. BFS product developers provided tailored cash solutions to meet the needs of clients in a volatile market and launched the Cash Management Account and cash internet product, Cash XL. Combined with competitive rates on a range of term deposit products, this resulted in the retail cash deposits growing from $A6.6 billion to $A13.4 billion during 2009.

New businesses performed well. Macquarie Life inforce risk insurance premiums grew by 170 per cent over the prior year. Macquarie Life launched SUMO, a first of its kind product offering insurance for ultra-high net worth individuals, and Mortgage Guard, an insurance product for mortgages, which added to its growing suite of risk products.

The Macquarie Pastoral fund acquired eight new properties during the year, significantly expanding its foothold in New South Wales. Macquarie Pastoral's funds under management increased by 256 per cent to $A434 million on the prior year.

During the year, BFS established a partnership with financial planning group WHK, within which the two groups will work together to share resources and expertise to grow their businesses.

BFS also launched a premium platform service in the UK to support professional financial planners to provide services to their clients.

Private Wealth offices were opened in Singapore and Hong Kong to provide a base from which Macquarie Private Wealth will expand in the broader Asian region. This will complement distribution of financial services and products through the Group's joint venture with Indian company Religare.

BFS has continued to organically grow adviser numbers and pursue appropriate acquisition opportunities and strategic partnerships.

Based on market share and trading volumes (in terms of consideration traded – IRESS) Macquarie Private Wealth again held the number one position for a full-service retail stockbroking business. Adviser numbers remained steady.

Macquarie Wrap client numbers grew by 5.3 per cent to 71,034 and the platform recorded the industry's highest inflows during the 2008 calendar year by ratings agency Plan for Life, maintaining its record as one of Australia's fastest growing platforms.

Macquarie Relationship Banking launched a number of adjacent businesses including payWave, a contactless technology for credit cards that eliminates the need for a signature, and a credit card merchant service. It also expanded its Premium Funding business, to further enhance services to small business clients.

Outlook

BFS will continue to focus on risk management to minimise the potential negative impact of continued volatile credit and equity markets. International growth will remain a priority for BFS with the UK and Asia currently being the main regions where the BFS wealth management model can be adapted to add genuine value for local clients and potentially attract higher client numbers.

Cash will continue to be a priority focus for BFS in the 2010 financial year while the current volatile equity market conditions continue.

BFS remains open to appropriate acquisition and partnership opportunities which could provide increased distribution of Macquarie products and services in both the Australian and international retail financial services markets.

About Banking and Financial Services Group

BFS is the primary relationship manager for Macquarie's retail client base. The Group brings together Macquarie's retail banking and financial services businesses, providing a diverse range of wealth management products and services to financial advisers, stockbrokers, mortgage brokers, professional service industries and the end client.

Macquarie Adviser Services manages relationships with external financial intermediaries and provides sales services and product management of in-house and external products, including retail superannuation, investment lending, Macquarie Life insurance, Coin Financial Planning Software and outsourced paraplanning and mortgages.

Macquarie Direct provides a range of consumer and financial products for non-advised clients in Australia. This includes Macquarie credit cards, self-directed stockbroking through an online trading platform and cash products. The division manages a full range of credit card offerings, ranging from low-rate, low-fee cards through to premium cards.

Macquarie Global Investments provides the Group with product development capabilities for retail and wholesale investors globally. It has responsibility for the Group's ownership of New Zealand fund manager Brook Asset Management, the Macquarie Pastoral Fund and the management of the Macquarie Professional Series.

Macquarie Private Wealth maintains direct relationships with over 250,000 high-net worth clients offering a diverse range of services including full-service broking, strategic financial planning, executive wealth management, private banking and private portfolio management. The stockbroking business is Australia's leading full-service retail stockbroker by market share and trading volumes.

Macquarie Relationship Banking provides innovative banking services to successful small to medium-sized businesses, professionals and high-net worth individuals in Australia, Canada and the UK. Banking services include finance for business growth, business and property acquisition and succession planning.

Macquarie International Wealth Management is responsible for expanding the Group's wealth management business into new international markets.

Macquarie Funds Group

Macquarie Funds Group's (MFG) contribution to Macquarie's total profit for the year to 31 March 2009 was $A45 million, substantially down on the strong result in the prior year, which included the profit from the sale of the Macquarie-IMM joint venture in Korea.

MFG was established during the year by combining the funds management and funds-based structured investment businesses from the Macquarie Capital Products Division, Equity Markets Group and Funds Management Group. This has established a platform of strong risk management across a full product suite with global distribution capabilities.

Assets under management (AUM) were down six per cent to $A44.6 billion excluding the impact of $A5.1 billion AUM from MFG's acquisition of the remaining shares in Allegiance Investment Management in January 2009. The decrease in AUM was the result of market falls and outflows from hedge funds and Asian retail investors, which was partially offset by inflows from Australian investors.

The fall in net profit was greater than the fall in AUM due to fund redemptions from higher margin products, lower performance fees, the impact of market movements on seed investments and the relatively fixed cost nature of the business. The Investment Solutions and Distribution Division has continued to generate revenue through the in-force retail loan books on its capital protected products.

The successful integration of Four Corners Capital Management and Allegiance Investment Management has expanded MFG's fixed income investment expertise in US senior loans, US treasury securities, agencies, mortgages and US investment grade credit treasuries and residential mortgage-backed securities and established a global operating base across Australia, the UK and the US.

A number of initiatives and milestones were reached during the year. These include:

- strong relative fund outperformance in key sectors – credit, global REITs and quantitative equities
- the Future Fund recognised MFG's fixed income and credit expertise by awarding a debt securities mandate to the Group
- the establishment of in-house global REIT manufacturing capability
- the achievement of over $A1 billion in positive net flows in Australian equities for the 2009 financial year
- the launch of a second Clean Technology Fund on foundation of previously raising over $A200 million for sourcing clean technology investments including alternative fuel sources
- growing AUM in the UK OIEC including infrastructure securities and REITs
- expanding a dedicated agricultural business in Australia to capitalise on reduced competition in the market place
- launching an affiliated energy asset management joint venture in Korea with Samchully Co., Ltd.

Outlook

The Group expects the 2010 financial year to include more investment in systems and resources to continue to build a world-class funds management business. Market conditions remain challenging due to ongoing market volatility. Some early signs of recovery in investor sentiment have been evident recently as institutional investors seek opportunities from mispriced assets, especially in credit markets. The current strong relative investment performance across various products will enable organic growth as investor sentiment improves. Further cost efficiencies will result from the integration of the three businesses. MFG will continue to use Macquarie's strong capital position to seek global scale through acquisitions in this cycle.

About Macquarie Funds Group

Asset Management manufactures and distributes funds across a broad spectrum of listed securities, including equities, infrastructure securities and REITs. MFG's asset management capabilities also cover the full range of global fixed income, credit and cash securities including specialised offerings in commodities and private equity and hedge fund of funds. The Incubation team focuses on identifying, recruiting and seeding exceptional investment talent to create new hedge funds, long only funds and structured funds.

Investment Solutions and Distribution specialises in providing a range of market-leading investment solutions to clients. The division structures and distributes MFG products independently and through joint ventures globally. It has distribution capabilities and offices in Australia, Europe, Asia and North America.

Affiliated Managers pursues strategic acquisitions and acquires controlling stakes in high-quality specialised asset managers. In the current environment, the business is evaluating acquisitions that will globalise the footprint of Macquarie's securities asset management activities.

Operations is responsible for the accounting and administration of all of the Group's client records and funds. This includes providing client reporting, investment accounting, loan administration and unit registry services across a broad range of assets globally. Leveraging from this expertise, the MFG acts as a responsible entity to fund managers who are looking to offer managed funds to the Australian market.

Risk Management includes risk management legal and compliance services. It provides independent oversight and risk control over the managed funds, client portfolios, and MFG's portfolio of seed investments. The division employs a variety of techniques to monitor and manage risk, including traditional limit monitoring as well as value at risk and scenario testing.

Operating divisions

Corporate and Asset Finance Division

Corporate and Asset Finance (CAF) was formed as a result of the separation of Macquarie Capital Finance from Macquarie Capital in September 2008. It provides innovative and traditional capital, finance and related services to clients operating in selected international markets specialising in leasing and asset finance, offering tailored debt and finance solutions and asset remarketing, sourcing and trading.

CAF's contribution was down on the prior year largely as a result of provisioning for potential credit losses and asset impairment. The strong result in the previous year was supported by the trading and remarketing of ex-lease and used assets. Global economic conditions reduced trading opportunities during 2009.

The underlying result was supported by high quality lease receivables held by CAF or securitised through third-party financiers. In the equipment and vehicle leasing business units there were slightly higher than historic default and loss rates, offset by higher margins and reduced competition. These business units continue to review and, where appropriate, tighten financing and lending guidelines.

The CIT Systems Leasing acquisition was successfully integrated into the existing equipment leasing business. It has outperformed expectations despite tough economic conditions in the US, providing this business unit with a strong platform in the US.

Outlook

CAF expects increased activity next year although this will depend on global economic conditions. A key to the resilience of CAF's profit has been the diversification of financed asset classes and geography. CAF will seek to capitalise on acquisition opportunities arising from the sale of assets or businesses by providing further scope to diversify and expand.

Real Estate Banking Division

During the year the majority of the Real Estate Group was merged with Macquarie Capital to create an integrated real estate platform, in order to maximise domestic and international real estate growth opportunities (including funds management and advisory activities) and to leverage expertise from all Macquarie Capital industry and product teams. The remaining businesses form a new division called the Real Estate Banking Division (REB).

REB is a diverse, international business focused on managing balance sheet positions across a number of locations and products. Its global expertise encompasses listed and unlisted real estate funds management, asset management, real estate investment, advisory, development management and real estate project and development financing with businesses located in Australia, Asia, North America, the UK and Africa.

The division result for the year was a loss of $A356 million which is an increased loss of 174 per cent on the prior year. This was largely driven by realised losses on sale of investments and recognition of asset impairment losses.

Assets under management increased by nine per cent during the financial year 2009 to $A14.8 billion from $A13.6 billion. This was largely due to asset acquisitions in Singapore, Japan, Poland and France, foreign currency movements, offset by the disposal of investments in Australia, Asia, and the US.

During the period the division has focused on strategies to increase asset realisations, sales from development projects, refinancing of near-term debt maturities and other capital management initiatives aimed at strengthening the balance sheet.

Due to challenging market conditions, provisions have been made against specific REIT holdings, developments and development financing facilities.

Outlook

The continued dislocation in credit markets makes the short-term outlook for the real estate sector challenging and this will continue in the near-term. It is expected that there will be further price and rent falls in commercial real estate in the 2009 calendar year. However, there have recently been positive signs of recovery in the Australian residential market, buoyed by fiscal stimulus, particularly for first home buyers.

Other groups and divisions

Corporate Affairs Group

The **Corporate Affairs Group** (CAG) provides essential and professional services across all areas of Macquarie. There are eight divisions in CAG which work together to provide seamless multi-disciplinary support infrastructure tailored to business requirements, while maintaining appropriate levels of risk management, compliance and corporate governance.

The **Finance Division** supports Macquarie's operating groups by providing financial control, financial and capital management, management reporting and budgeting and divisional accounting services. The division is structured along business lines with a dedicated team co-located with, and providing support to, each operating area. In addition, there are central functions such as Group Finance and Global Financial Services that provide services across the whole of Macquarie.

Global Financial Services has been formed to create a more efficient and scaleable operating model for the service delivery of the division.

The **Settlements Division** is structured to provide independent specialist verification, confirmation and settlement facilities for a variety of products and currencies for many of Macquarie's businesses globally. The division provides a key segregated control function built on strong operational risk management and a control culture that is consistent and resilient.

During the past year, the division recruited key individuals to further improve operational strength and accommodate growth in offshore locations. The division invested in infrastructure to meet the demands of changing legislation and market regulations.

The **Business Improvement and Strategy Division** offers strategic advice and expertise to all Macquarie and related entities. The division helps businesses to deliver programs for business unit growth and operational effectiveness. It is also responsible for facilitating Macquarie's annual corporate strategy process.

The division's services and expertise can be broadly categorised into five main functional areas: revenue growth, operational efficiency, organisational design, acquisition support and strategic development. During the year, the division assisted with over 60 projects across Macquarie.

The **Taxation Division** provides taxation support to all areas of Macquarie, managing relationships with revenue authorities worldwide and compliance with taxation legislation, with presence in all four regions.

The division comprises four teams:

- Corporate Tax Advisory and Consulting provides income tax technical support across Macquarie
- Employment Taxes and HR Advisory ensures Macquarie is compliant with employer tax obligations as well as advising on employee-related tax issues
- Transaction Taxes Advisory and Compliance is responsible for GST/VAT and stamp duty support across Macquarie
- Tax Accounting and Compliance manages the tax accounting and compliance function and oversees the booking and reconciliation of tax balances in the general ledger.

Group Treasury is responsible for the funding, liquidity and interest rate risk management of Macquarie's balance sheet. In addition, Group Treasury manages the Group's liquid asset portfolio and is responsible for managing rating agency and banking relationships.

Distinct and separate funding programs for Macquarie Group Limited and Macquarie Bank Limited are maintained by Group Treasury in order to provide access to global funding markets. Macquarie Bank Limited's funding programs were expanded during the year to incorporate government guaranteed issuance.

During the year Group Treasury raised approximately $A21.5 billion of term funding through government guaranteed issuance and term securitisations.

Group Treasury has staff based in Sydney, London and Toronto.

The **Company Secretarial and Investor Relations Division** provides company services to Macquarie and its subsidiary companies and oversees Macquarie's communications with its shareholders, debt investors and rating agencies. Company Secretarial services include the provision of corporate secretarial services to the Macquarie group of companies, Macquarie-wide governance advice and oversight of employee equity schemes, Macquarie's share registry and professional risk insurances. The Investor Relations team actively engages with the investment community. This engagement includes ongoing communication with equity and debt investors and rating agencies with the aim of maximising the markets' understanding of Macquarie and Macquarie's understanding of key stakeholders' expectations.

The **Human Resources Division** works closely with operating groups to provide operational and consulting services globally. A key focus for the year was the provision of support to Macquarie's operating groups for the integration of acquired organisations and internal business restructures. There was a continued focus on generating process and system efficiencies and this has been demonstrated through the implementation of employee self-service applications across regions and the consolidation of third-party payroll and benefit providers. A global approach to graduate recruitment has resulted in the development and launch of a graduate careers microsite which provides comprehensive and interactive content for graduates (regardless of geographic location) and decreases reliance on the production and distribution of paper-based information.

The **Business Services Division** has responsibility for the strategic direction, implementation and ongoing management of corporate real estate, physical risks and corporate services. The division comprises:

- Corporate Real Estate which has responsibility for long-term space planning and strategy, portfolio management, leasing transaction management, design services, project management, engineering and building management expertise
- Corporate Risk which provides the delivery of strategic oversight and effective management of physical risks
- Corporate Services which has responsibility for optimising strategic supplier relationships and the delivery of operational support to Macquarie.

The primary focus during the year was to ensure business operations were managed within a controlled risk framework. In Australia, key projects included the establishment of a new office in Shelley Street, Sydney, which achieved a six-star 'Green Star' design rating. International projects included the relocation of the Hong Kong office as well as rationalising offices in New York.

Corporate Communications Division

The **Corporate Communications Division** is responsible for protecting and enhancing Macquarie's brand and reputation. The division oversees Macquarie's activities in:

- media relations
- government relations
- community relations
- brand and marketing
- internal communications
- e-commerce
- reputation and brand protection
- Macquarie Group Foundation
- Macquarie Sports
- Sustainability and Environment Office.

The Corporate Communications Division is represented in Macquarie's offices in Sydney, Canberra, London, New York, Hong Kong, Singapore and Seoul.

Information Technology Group

The **Information Technology Group** (ITG) is responsible for the management of Macquarie's technology infrastructure, the support and development of existing business systems and the delivery and deployment of new systems, technologies and services. It incorporates aligned teams which provide dedicated and specialist services to businesses as well as central teams which provide shared services, such as infrastructure, to multiple businesses. The business-aligned teams are often co-located with the business.

During the year, ITG opened an offshore centre in the Philippines that provides additional around-the-clock support for Macquarie's information technology systems. The business-aligned teams implemented a number of significant applications including:

- the first phase of a global cash management system replacement, which delivered a new application platform for managing loans, deposits, funding and payments
- a leading technology retail payments platform which integrated systems from several global providers. It included the contactless payments capability that was launched at the Sydney Cricket Ground.

ITG also supported the integration of organisations, including CIT Systems Leasing, Allegiance Investment Management, Four Corners Capital Management, Constellation Energy's natural gas trading operation and Globalis Asset Managers into Macquarie as well as the restructure of some internal groups within Macquarie.

Risk Management Group

Risk Management Group (RMG) is an independent, central unit responsible for ensuring all risks are appropriately assessed and managed across Macquarie. Its functions include Credit, Prudential, Capital and Markets, Market Risk, Operational Risk and Compliance. The Head of RMG has oversight of Internal Audit jointly with the Board Audit and Compliance Committee (BACC). A full risk management report is contained in the 2009 Annual Report.

Credit minimises the risk of loss arising from failure by counterparties to repay loans or honour contracts. It ensures that the identification and assessment of equity exposure risks is complete. Credit is supported by Data Policy, which ensures consistent data standards across Macquarie's businesses so that accurate and reliable information is available for risk management and reporting.

Prudential, Capital and Markets (PCM) is responsible for ensuring that Macquarie discharges its obligations to the Australian Prudential Regulation Authority (APRA), including compliance with prudential standards and maintaining a constructive relationship with the regulator. PCM also ensures that aggregate risks across all risk types do not exceed Macquarie's economic capability to bear risk and provides prudential oversight over liquidity risk management.

Market Risk constrains the risk of losses on the trading portfolio that may arise from adverse movements in market prices and volatility. It both develops and monitors the framework that constrains these risks.

Operational Risk assesses operational risk from a Macquarie-wide perspective and ensures that an appropriate framework exists to identify, assess and manage operational risk. It is also responsible for Macquarie's operational risk capital measurement methodology.

Compliance assesses legal, regulatory and reputation risks from a Macquarie-wide perspective. It creates Macquarie-wide policies and procedures to manage these risks and monitors and oversees the management of compliance risks by each of Macquarie's businesses.

The **Quantitative Applications Division** (QAD) is responsible for reviewing and approving all derivatives pricing models used within Macquarie's trading systems. In addition, QAD works with businesses to provide solutions to complex financial problems and presents courses internationally on quantitative approaches in finance.

Internal Audit provides independent assurance to senior management and the BACC on the adequacy of design and the effectiveness of Macquarie's financial and risk management framework.

The past year has been challenging. RMG has reviewed Macquarie's risk management framework in light of the recent market turbulence and implemented appropriate enhancements. Overall, Macquarie is confident the framework remains appropriate.

Macquarie's risk management approach is based on examining the consequences of worst case outcomes and determining whether risks can be tolerated. It is adopted for all material risk types and is often achieved by stress testing. This approach has been tested recently and the shocks observed in the markets were generally within Macquarie's stress scenarios, resulting in very few worst case loss scenarios being exceeded.

Additionally, Macquarie's risk appetite test is designed to ensure that in a prolonged and severe downturn, losses will be covered by earnings and surplus capital. In the 2009 financial year, the majority of the provisions made by Macquarie represented unrealised write-downs in the value of Macquarie's funds management assets and other co-investments. These investments were made as part of a calculated business strategy to align the interests of Macquarie, as the manager of funds, with the interests of investors in the funds. At the time the investments were made, potential severe downturn impacts were assessed. The write-downs taken fell within the bounds suggested by this analysis and were able to be absorbed within Macquarie's earnings.

Macquarie Group Foundation

In the year to 31 March 2009 the Macquarie Group Foundation (Foundation) maintained its strong level of giving and contributed in excess of $A25 million to more than 900 community organisations globally. In addition, Macquarie staff raised a record $A7.7 million representing an increase of 35 per cent on the previous year.

The Foundation worked closely with Macquarie staff in various ways to promote giving and support for their local communities. As volunteers, fundraisers and pro bono service providers Macquarie staff significantly enhanced Macquarie's global community effort.

Initiatives included the Macquarie Graduate Volunteer Network (GVN), championed by Macquarie graduates undertaking activities for not-for-profit organisations. Launched in Sydney in 2005, the GVN has supported the Spastic Centre of NSW, Mission Australia, and the Country Education Foundation in Australia. In Hong Kong, the GVN has raised funds for the Haven of Hope Christian Service and the Sunnyside School in Tseung Kwan. In late 2008, GVN's were established in New York and London.

Macquarie LEADS (**L**earning, **E**ducation, **A**dvancement, **D**evelopment **S**upport), a global program spearheaded by more than 500 Macquarie staff, helps young people learn and recognise the value of education. Macquarie LEADS programs include:

- **Big Buddy** where over 300 Macquarie staff in Sydney, Melbourne, Hong Kong and London (Big Buddies) provide mentorship and one-on-one reading to primary-age children with reading difficulties
- **The Hackney School's Mentoring Program** where staff in London mentor 47 young people on work-related activities and career counselling. In New York, Macquarie staff have begun a mentoring program with senior executives that incorporates a month's work experience for first generation junior college students
- **The Real Apprentice Scheme** which provides training for young people from East London.

In February 2009 10 people commenced employability training at Macquarie. Thirty staff volunteers ran work skills workshops followed by an eight-week work placement program. A new program, Macquarie CoRe (**Co**mmunity **Re**sourcing), has been piloted in London to help co-ordinate staff resourcing of community organisations. CoRe ensures staff volunteers work in clusters so community organisations can access all the required skills (for example HR, IT, administration and business planning).

Each year the Macquarie Staff Community Awards program recognises staff for their community and fundraising efforts through the Macquarie Staff Community Awards program. In 2008, 12 individuals and two teams were recognised for their outstanding community work with organisations as diverse as UNICEF, the Juvenile Diabetes Research Foundation, American Cancer Society, Japanese Association for Refugees and Animal Rescue Korea.

The Foundation is a recognised leader in corporate philanthropy. Together with Mission Australia, The Centre for Social Impact and Social Ventures Australia, the Foundation hosted the third Social Innovation Summit in NSW. Summit recommendations were shared with the Australian Government for consideration as part of its 'social inclusion' agenda.

The Foundation pledged $A2 million over 10 years to the establishment of the Macquarie Group Foundation Chair, Centre for Social Impact (CSI), at the University of New South Wales. The Foundation's investment in CSI, which aims to drive social innovation, will enable the Centre to promote socially responsible business management, engage with government on public policy and build the capacity of not-for-profit organisations and social enterprises. Macquarie staff are members of the CSI's board and advisory council.

Each year, more than 20,000 children participate in Macquarie Sports-run clinics across the country in netball, cricket, basketball, rugby league, rugby union and AFL. Supported by the Foundation and Macquarie businesses, Macquarie Sports works closely with Australian sports representatives to bring the clinics to life through coaching and presentations.

Corporate Governance

Approach to Corporate Governance

Macquarie's governance approach aims to achieve **superior financial performance and long term prosperity while meeting stakeholders' expectations of sound corporate governance practices** by proactively determining and adopting the most appropriate corporate governance arrangements.

Macquarie's governance approach delivers these outcomes through:

1. **reviewing** developments in corporate governance;
2. **taking into account** corporate governance obligations;
3. **developing** a sound corporate governance framework supported by related processes and corresponding practices; and
4. **monitoring** the operation of the governance framework and processes.

Reviewing developments in corporate governance

Macquarie actively reviews Australian and international developments in corporate governance and considers the views of shareholders, regulators and other stakeholders. The Macquarie Board (the Board) adopts those arrangements which it considers are in the best interests of Macquarie and its shareholders, consistent with Macquarie's responsibilities to other stakeholders.

Taking into account corporate governance obligations

Macquarie Group Limited (Macquarie) is regulated by the Australian Prudential regulator, APRA, as a non-operating holding company of a licensed Australian Bank, Macquarie Bank Limited (Macquarie Bank). It is also supervised by the Australian corporate regulator, ASIC, and is listed on the Australian Securities Exchange (ASX). A number of Macquarie's key operating subsidiaries are supervised by regulators in the overseas jurisdiction in which they operate. Macquarie's governance obligations include APRA's Governance Standard (*Authorised Deposit-taking Institution Prudential Standard 510*), the ASX Corporate Governance Council's Principles and Recommendations and related ASX Listing Rules and Australian corporate law requirements.

Developing a sound corporate governance framework

Macquarie's corporate governance arrangements have been developed to achieve its aim as stated above. Six of the Board's nine members are Independent Directors, and all Board Committees are composed of a majority of Independent Directors. The Board, with the assistance of the Corporate Governance, Audit and Compliance, Remuneration, and Risk Committees, determines the most appropriate corporate governance arrangements for Macquarie which allow our people the flexibility, within risk limits, to continue to adapt business to changing markets.

In addition to requiring all Macquarie's business to be conducted in accordance with applicable laws and operations in the jurisdictions in which Macquarie operates, and in a way that enhances its reputation in those markets, Macquarie's Voting Directors and staff are required to maintain high ethical standards of conduct, consistent with the following goals and values to which Macquarie aspires:

- Integrity
- Client commitment
- Strive for profitability
- Fulfilment for our people
- Teamwork
- Highest standards

Monitoring the operation of the governance framework

The Board Corporate Governance Committee assists the Board in monitoring the effectiveness of the Corporate Governance Framework. Each of the Board Committees assists the Board in monitoring the operation of key corporate governance processes.

The following description of the governance arrangements in place during the year to 31 March 2009 is in the order of the Principles set out in the 2nd edition of the *ASX Corporate Governance Principles and Recommendations (ASX Recommendations)* and provides references to relevant information contained in other sections of the Annual Report or available on Macquarie's website.

Macquarie considers that its governance practices during the year have been consistent with all but one ASX Recommendation. Macquarie believes the exception is appropriate for the reasons set out under Principle 2 below in the description of the role of Chairman. A checklist summarising Macquarie's compliance with the ASX Recommendations and copies of key corporate governance practices are available at www.macquarie.com.au/au/about_macquarie/corporate_governance.htm. All references to Macquarie's website in the following description of Macquarie's corporate governance approach are to this link unless otherwise stated.

Corporate Governance
continued

Principle 1 – Lay Solid Foundations for Management And Oversight

The Board Charter details the composition and role and responsibilities of the Board and their relationship with management to accomplish the Board's primary role of promoting the long term health and prosperity of Macquarie. A copy of the Board Charter is available on Macquarie's website.

As set out in the Board Charter, the Board has delegated specific authorities to the various Board Committees and the Managing Director. Macquarie's Executive Committee and Operations Review Committee operate as management committees appointed by the Managing Director pursuant to his delegated powers and, in exercising these powers, he typically makes decisions regarding significant issues in consultation with one of these Committees.

Macquarie has a number of Non-Voting Executive Directors. Pursuant to Macquarie's constitution, they have no right to attend or vote at any Board meeting. However, they do have the power to exercise management powers delegated by the Board including to sign and countersign Macquarie's common seal.

Dealing with potential conflicts

The Board has guidelines for its members for declaring and dealing with potential conflicts of interest which include:

- Board members will declare their interests as required under the Corporations Act 2001 (Cth), ASX Listing Rules and general law requirements
- Board members with a material personal interest in a matter will not receive the relevant Board paper and will not be present at a Board meeting during the consideration of the matter and subsequent vote unless the Board (excluding the relevant Board member) resolves otherwise
- Board members with a conflict not involving a material personal interest, will generally not receive the relevant Board papers, and may be required to absent themselves from the relevant deliberations of the Board

The Board has also established systems and protocols to identify a conflict of interest and a framework for managing conflicts that include Divisional and Macquarie-wide policies, Lists, Information Protocols and appropriate disclosures. It is the responsibility of each of the businesses to ensure that conflicts of interest are adequately managed. Divisional and compliance staff ensure that the day to day legal and compliance obligations are discharged at the business level. The Risk Management Group (RMG) provides a risk oversight role in relation to these staff.

Macquarie Bank is a wholly owned subsidiary of Macquarie, and the Macquarie Bank Board is ultimately responsible for the sound and prudent management of the Macquarie Bank Group, with due consideration for the interests of deposit holders. The Macquarie Bank Board has processes in place to ensure arm's length decision-making by the board of Macquarie Bank. Where potential conflicts arise, management will ensure that Directors of the relevant Board have sufficient information to manage conflicts appropriately.

Corporate Governance Framework


Macquarie Board
Board Audit and Compliance Committee
Board Corporate Governance Committee
Board Risk Committee
Board Remuneration Committee
Board Nominating Committee
– Financial reporting, Compliance and Internal Audit
– Corporate Governance Framework
– Risk Management Framework and Risk Profile
– Remuneration policies, practices and related disclosures
– Board and Board Committee membership
Macquarie Managing Director
Powers of the Macquarie Board within delegated limits for all matters except those reserved for the Board in its Charter
Macquarie Executive Committee and Operations Review Committee

Performance of Key Executives

The process adopted by the Board to review the performance of Macquarie's most senior executives is available on Macquarie's website. The performance of Macquarie's senior executives has been assessed this year in accordance with this process. Key aspects of the review process are described below.

The Managing Director annually presents a self-assessment to the Non-Executive Directors, who formally review the performance of the Managing Director. The presentation includes financial performance measures, strategic initiatives, staff and human relations indicators, prudential and compliance performance, reputation management and monitoring, and community and social responsibility matters. The Non-Executive Directors report on the performance of the Managing Director to the Board.

The Managing Director evaluates, at least annually, the performance of the following key executives: the Deputy Managing Director and the Group Heads, including the Head of Risk Management and the Chief Financial Officer. Both qualitative and quantitative measures are used that vary according to an individual's role. Factors relevant to assessing performance include relative contributions to profits while taking into account capital usage, how business is done, people leadership and adherence to Macquarie's Goals and Values. The performance of staff whose role is not linked to profit contribution is measured according to criteria appropriate to their position. Staff working in support areas may, for example, be rewarded on the basis of their contribution to Macquarie's financial reporting, risk management processes or information systems.

The Managing Director reports to the Board Remuneration Committee on the performance of these key executives. In conjunction with the annual strategy review, the Board also considers key executive succession planning and the capabilities of key executives.

Principle 2 – Structure the Board to Add Value

The Board considers that its membership should comprise directors with an appropriate mix of skills, experience and personal attributes that allow the directors individually and the Board collectively, to:

- discharge their responsibilities and duties under the law effectively and efficiently
- understand the business of Macquarie and the environment in which Macquarie operates so as to be able to agree with management the objectives, goals and strategic direction which will maximise shareholder value
- assess the performance of management in meeting those objectives and goals

The membership of the Board is set out below. Details of each individual Voting Director's background are set out in Schedule 1 of the Directors' Report in the Annual Report.

Current Board composition

Voting Director	Board Membership	Date of Appointment
David Clarke AO	Non-Executive Chairman (granted leave of absence)*	August 2007
Nicholas Moore	Executive**	February 2008
Laurie Cox AO	Executive	August 2007
Peter Kirby	Independent	August 2007
Catherine Livingstone AO	Independent	August 2007
Kevin McCann AM	Independent (Acting Chairman)*	August 2007
John Niland AC	Independent	August 2007
Helen Nugent AO	Independent	August 2007
Peter Warne	Independent	August 2007

* Due to illness, Mr Clarke sought and was granted leave of absence from 27 November 2008.

Mr McCann was appointed Acting Chairman on 27 November 2008.

** Upon Mr Moss' retirement on 24 May 2008, Mr Moore was appointed Managing Director and CEO.

Corporate Governance
continued

Macquarie's constitution provides that the maximum number of Voting Directors shall be ten unless amended by a resolution of the Board. On 30 April 2009, the Board resolved to reduce the maximum number of voting directors from nine to eight at the close of the 2009 AGM.

The Board Charter provides that the number of Voting Directors necessary to constitute a quorum at a Board meeting is:

- not less than one-third of the Voting Directors currently in office; and
- the number of Non-Executive Directors present at a meeting must be greater than the number of Executive Voting Directors present.

Independent Directors

Macquarie recognises that independent directors are important in assuring shareholders that the Board is properly fulfilling its role and is diligent in holding senior management accountable for its performance. The Board believes that independence is essentially a state of mind evidenced by an ability to constructively challenge and independently contribute to the work of the Board.

The independence of directors is assessed annually by the Board Corporate Governance Committee (BCGC). To assist the BCGC, each Independent Board member considers criteria adopted by the Board for assessing director independence and confirms whether they meet the criteria. In February 2009, each Independent Director confirmed that there were no interests or relationships that could interfere with their ability to act in the best interests of Macquarie and independently of management and has undertaken to inform the Board as soon as practical if they think that their status as an Independent Director has or may have changed. The BCGC has determined that each of the six Voting Directors designated as Independent Directors in this Statement bring an independent mind to their duties as a director.

The criteria used to assess independence, including materiality thresholds, are reviewed from time to time and are available on Macquarie's website.

Chairman

David Clarke was Executive Chairman of Macquarie Bank Limited, the previous parent company of the Macquarie Group, from its formation until 31 March 2007. He has since continued to serve on the Board of Macquarie Bank and, since 30 August 2007, on the Board of Macquarie Group Limited, as Non-Executive Chairman. Given his prior role as Executive Chairman of Macquarie Bank, Mr Clarke is not considered to be an Independent Director.

Due to illness, Mr Clarke sought and was granted leave from 27 November 2008. Kevin McCann, the Lead Independent Director, was appointed Acting Chairman on 27 November 2008 and has served in this capacity from this time. Macquarie has noted the ASX Corporate Governance Council's recommendation that listed companies have an independent director as chairman. Given Macquarie's diverse, complex and highly specialised activities, it is important that the Board is chaired by someone with a deep understanding of Macquarie's operations. The Board believes that David Clarke is the most appropriate person to be Macquarie's Chairman. APRA's Governance Standard also requires the chairperson of the Board to be an independent director. Notwithstanding this requirement, APRA has confirmed that it will allow Mr Clarke to continue as Chairman of both Macquarie and Macquarie Bank.

Macquarie has adopted a number of practices to regulate the division of responsibilities between the Board and management, and the accountability of management to the Board, including:

- separate individuals perform the roles of Chairman and Managing Director
- the appointment of a Lead Independent Director to act as a conduit for issues that the Independent Directors have as a group
- having a majority of Independent Directors on the Board
- the Non-Executive Directors meet at least once a year in the absence of management. During the past year the Non Executive Directors met twice. The Independent Directors may also meet on their own with the Lead Independent Director chairing such meetings
- the delegation of certain responsibilities to Board Committees, a number of which the Chairman is not a member. The Board Audit and Compliance Committee Charter states that the Chairman of the Board shall not be eligible to be the Chairman of that Committee and that all members shall be independent directors
- the ability of Voting Directors to seek independent professional advice for company related matters, including Board Committee matters, at Macquarie's expense, subject to the estimated costs being approved by the Chairman in advance as being reasonable

Board Committees

Five standing Board Committees have been established to assist in the execution of the Board's responsibilities. All Board members are free to attend any meeting of any Board Committee. The ongoing membership of each Committee is outlined in the table below. However, for the duration of Mr Clarke's leave of absence, Mr McCann is a member and Acting Chairman of the Nominating Committee and a member of the Remuneration Committee and Mr Warne is Acting Chairman of the Risk Committee. Attendance at Board and Committee meetings is set out at the beginning of the Directors' Report.

Standing Committee Membership	Audit and Compliance	Corporate Governance	Nominating	Remuneration	Risk
Non-Executive (non-Independent) Directors					
David Clarke AO			Chairman	Member	Chairman
Executive Voting Directors					
Nicholas Moore					Member
Laurie Cox AO					Member
Independent Directors					
Peter Kirby	Member	Member			Member
Catherine Livingstone AO	Chairman		Member		Member
Kevin McCann AM	Member	Chairman			Member
John Niland AC		Member		Member	Member
Helen Nugent AO			Member	Chairman	Member
Peter Warne	Member			Member	Member

It is the policy of the Board that a majority of the members of each Board Committee be Independent Directors, that all Board Audit and Compliance Committee members be Independent Directors and that the Board Remuneration Committee and the Board Corporate Governance Committee be chaired by Independent Directors.

The allocation of responsibilities between Board Committees is summarised in the Corporate Governance Framework diagram under Principle 1. Each Committee has a charter which includes a more detailed description of their duties and responsibilities. The Charters are available in the Corporate Governance section of Macquarie's website.

The Board Nominating Committee and Board Renewal

The Board Nominating Committee's role, which is outlined in its Charter, is to review and consider the structure and balance of the Board and make recommendations regarding appointments, retirements and terms of office. The Committee comprises the Chairman and two Independent Directors as set out above. Committee member's attendance is set out in the Directors' Report.

The Nominating Committee has unlimited access to senior management of Macquarie and is able to engage recruitment consultants to undertake research on, or assess, candidates for new positions on the Board, or to consult other independent experts where it considers it necessary to carry out its duties and responsibilities.

The Board has adopted a Policy on Board Renewal and Appointment of Directors to govern the selection and appointment of Voting Directors, a copy of which is available on Macquarie's website.

The Board recognises it is important that it undergoes a regular process of renewal via changes in membership. Independent Directors are appointed for terms that will not exceed 12 years. Time served by Independent Directors on the Board of Macquarie Bank prior to the restructure of Macquarie in November 2007, calculated in accordance with the transitional provisions that broadly weight past time on the Board prior to 2003 at 50 percent, will be regarded as time served on the Macquarie Board.

Corporate Governance
continued

Board Performance Review

The Board undertakes a formal annual performance self-assessment, including an assessment of the Board, Board Committees and individual Board members with emphasis on those individual Directors who are required to stand for re-election at the next AGM. The process adopted by the Board to review the performance of the Board and Macquarie's most senior executives is available on Macquarie's website. The performance of the Board has been assessed this year in accordance with the process described below in conjunction with a qualitative external review.

The process for conducting the Board's performance review consists of individual interviews with each of the Voting Directors. The review includes an assessment of the individual contribution of each Board member as well as the performance of the Board as a whole. The Voting Directors also complete a questionnaire and are able to make other comments or raise any issue that they have relating to the Board's or a Board Committee's operation. The results of the questionnaire and interviews are compiled and include a quantitative and a qualitative analysis. An external review is conducted periodically in addition to the internal review process.

A written report discussing the results, issues for discussion and recommendations is presented to the Board and discussed at a Board meeting.

Each of the Board Committees undertakes a periodic review of their performance in accordance with their Charters which require at least biennial review. Board Committees may also use a questionnaire as part of the Committee review process. The results of the review are then discussed at a Committee meeting. Two of the five standing Committees undertook a review of their performance during the year, including the Board Risk Committee as part of the Board review.

Principle 3 – Promote Ethical and Responsible Decision-Making

Macquarie's Board and management are committed to being a good corporate citizen. Macquarie has a robust framework of policies, underpinned by its Goals and Values and Code of Conduct.

Macquarie's Code of Conduct, Integrity Officers, and policies discussed below set the standards for dealing with obligations to external stakeholders. A statement of Macquarie's community engagement is detailed in the Macquarie Group Foundation's annual report, which is available on Macquarie's website. A statement on Macquarie's approach to climate change is included in this Annual Report.

Code of Conduct

Macquarie's Voting Directors and staff are required to maintain high ethical standards of conduct. Macquarie has adopted a Code of Conduct, which incorporates the Group's Code of Ethics (*What We Stand For*). The Code of Conduct is also reflected in, and supported by, a broad range of Macquarie's internal policies and procedures

The Code of Conduct is intended to help Directors and staff to understand their responsibilities to uphold the following goals and values to which Macquarie aspires: Integrity, Client commitment, Strive for profitability, Fulfilment for our people, Teamwork and Highest Standards. It also includes a requirement to conduct all Macquarie's business in accordance with applicable laws and regulations in the jurisdictions in which Macquarie operates, and in a way that enhances its reputation in those markets.

It covers Macquarie's dealings with external parties and how Macquarie operates internally. It is periodically reviewed and fully endorsed by the Board. The document titled *What We Stand For*, which includes Macquarie's Goals and Values, is distributed to all staff and its standards communicated and reinforced at Macquarie-wide induction programs, presentations to workgroups, online training and annual staff meetings.

A copy of the Code of Conduct is available on Macquarie's website.

Integrity Officers

To strengthen Macquarie's commitment to conducting its business activities in accordance with the highest ethical standards, Macquarie has appointed Executive Directors, Michael Price and James Hodgkinson, as Integrity Officers. Regional Integrity Officers and Regional Integrity Support Officers have been appointed in Asia, Europe and the Americas.

The Integrity Officers serve as an independent point of contact with whom Voting Directors and staff can raise concerns about integrity-related issues. The Integrity Officers report directly to the Managing Director and provide a regular report on the activities of the Integrity Office to the Board Corporate Governance Committee.

The role of the Integrity Officers is to:

- develop and implement strategies in the Australian and international offices to assist Macquarie to properly address issues of integrity in the conduct of its business
- educate, advise and counsel management and staff regarding integrity issues
- devise and introduce systems to ensure that claims of integrity breaches and any integrity-related concerns are dealt with impartially, promptly and confidentially
- ensure that the rights of all parties are respected and maintained at all times

Macquarie has established whistleblower policies in accordance with the legislative requirements and best practice recommendations in each of the jurisdictions in which Macquarie operates. The policies aim to provide a working environment that enables employees to voice genuine concerns in relation to:

- a breach of relevant legislation
- a breach of Macquarie's Goals and Values
- financial malpractice or impropriety or fraud
- failure to comply with legal obligations
- danger to health and safety or the environment
- criminal activity
- attempts to conceal any of the above

Macquarie and Climate Change

Climate change has been a focus throughout the year with investments in renewable and clean energy projects, increasing activity in environmental markets and a corporate commitment to becoming carbon neutral by December 2010. Further information regarding Macquarie's approach to climate change can be found on page 35 of the Annual Report.

Staff and Director Trading

Macquarie's Personal Dealing Policies identify the principles by which Macquarie balances the personal investment interests of staff against Macquarie's responsibility to ensure that the personal dealing and investment activities of its staff in any financial product are conducted appropriately. A summary of Macquarie's policy is available on Macquarie's website.

The Policy applies to Voting Directors and all Macquarie staff (full and part-time employees and contractors engaged for more than three months). It also applies generally to "associates" of staff, which include persons or entities over whom a staff member has investment control (such as spouses, dependent children, self-managed super funds and private and family-controlled companies and trusts).

Key aspects of the Policy include:

- **pre-clear securities trading**: Voting Directors, staff and their associates must pre-clear their securities trading with Macquarie.
- **trading windows**: Voting Directors and staff may only trade in Macquarie securities and related derivatives during designated trading windows. These are typically of three to five weeks duration and follow Macquarie's announcements of its interim and full year profits and after the AGM.
- **trading prohibition while in possession of material non-public price sensitive information**: in all cases Macquarie prohibits Voting Directors and staff from dealing in such investments while they possess material non-public price sensitive information about Macquarie.
- **unvested options, retained shares and minimum shareholding requirements cannot be hedged**: Executive Directors are not permitted to undertake any action that is designed to limit their exposure to Macquarie shares which are subject to retention arrangements, or their unvested Macquarie options. Non-executive directors may also not enter into a transaction that operates to limit the economic risk of their Macquarie shareholding below their minimum shareholding requirement.
- **net short positions not permitted**: Employees are not permitted to take net short positions in Macquarie shares or any Macquarie-managed funds.

The Board has agreed that Voting Directors generally should not sell Macquarie shares while the shares are subject to an on-market buy-back, and should not undertake short-term trading in any Macquarie-related securities and derivatives without the prior approval of the Chairman (or the Managing Director in the case of the Chairman). Voting Directors and Executive Committee members are also required to annually disclose any financing arrangements relating to their Macquarie securities to the Chairman via the Company Secretary and manage their financing arrangements in accordance with Macquarie's trading policy.

Corporate Governance
continued

Principle 4 – Safeguard Integrity in Financial Reporting

Financial Reporting

Macquarie's Board has responsibility for the integrity of Macquarie's financial reporting. Macquarie Bank's Board has responsibility for the integrity of Macquarie Bank's financial reporting. To assist the Boards in fulfilling their responsibility, the processes discussed below have been adopted. The processes are aimed at providing assurance that the financial statements and related notes are complete, in accordance with applicable accounting standards and provide a true and fair view.

Financial Assurance

The Board Audit and Compliance Committee (BACC) is comprised of four Independent Directors. Details of each individual Voting Director's background are set out in Schedule 1 of the Directors' Report (see page 122) in this Annual Report. Committee members' attendance at BACC meetings is also set out in the Directors' Report.

The main objective of the BACC is to assist the Boards of Macquarie and Macquarie Bank in fulfilling their responsibility for overseeing the quality and integrity of the accounting, auditing, financial reporting and compliance practices of the Macquarie Group.

The responsibilities of the BACC are set out in its Charter, which is available on Macquarie's website.

The BACC meets at least six times a year, with additional meetings as required. The Committee also meets privately with the following parties at least annually in separate sessions to discuss any matters that the Committee or the parties believe should be discussed privately with the Committee:

- Head of Internal Audit
- Head of Risk Management Group
- Head of RMG Compliance
- Head of RMG Credit Assurance
- the external auditors

The BACC has unlimited access to the Heads of RMG, RMG Credit Assurance, RMG Compliance, and Internal Audit, the external auditors, the Group's compliance officers and senior management of the Group. The Committee also has the power to institute and oversee special investigations including consultation with independent experts as needed.

During the year, the BACC undertook an evaluation of its performance, following on from the previous year's extensive review process, and reviewed the extent to which it had met the requirements of its charter. It also commissioned an external review of the Internal Audit function within Macquarie.

Declaration by the Chief Executive Officer and Chief Financial Officer

The Chief Executive Officer and the Chief Financial Officer provide the Boards of Macquarie and Macquarie Bank with written confirmation that the financial reports present a true and fair view, in all material respects, of Macquarie's and Macquarie Bank's financial condition and operational results and are in accordance with relevant accounting standards.

Auditor Independence

The BACC is also responsible for overseeing the external audit of Macquarie and Macquarie Bank.

The policy on auditor independence applies to services supplied by the external auditor and their related firms to Macquarie, its related entities and the trusts and entities managed by Macquarie. A copy of Macquarie's external auditor policy statement is available on Macquarie's website. Under the policy on auditor independence:

- the external auditor is not to provide non-audit services under which the auditor assumes the role of management, becomes an advocate for the Group, or audits its own professional expertise
- significant permissible non-audit assignments awarded to the external auditors must be approved in advance by the Committee or, between Committee meetings, the Committee Chair
- the external audit engagement partner and review partner must be rotated every five years. Macquarie's lead audit engagement partner rotated at the conclusion of the 2008 financial reporting period.

Principle 5 – Make Timely and Balanced Disclosure

Commitment to Shareholders and Informed Market

Macquarie believes that shareholders, regulators, ratings agencies and the investment community generally, should be informed of all major business events and risks that influence Macquarie in a factual, timely and widely available manner. Macquarie has a Continuous Disclosure Policy which is incorporated in the External Communications Policy. A summary of the External Communications Policy is available on Macquarie's website.

It is Macquarie's policy that any price sensitive material for public announcement, including annual and interim profit announcements, release of financial reports, presentations to investors and analysts and other prepared investor briefings for Macquarie and Macquarie Bank, will be:

- lodged with the ASX as soon as practical and before external disclosure elsewhere
- posted on Macquarie's website as soon as practicable after lodgement with the ASX.

Principle 6 – Respect the Rights of Shareholders

Communications

It is Macquarie's policy, as set out in the summary of the External Communications Policy referred to in Principle 5, that all external communications by Macquarie will:

- be factual and subject to internal vetting and authorisation before issue
- not omit material information
- be timely and expressed in a clear and objective manner.

Macquarie's website at www.macquarie.com.au/au/about_macquare/investor_information.htm contains recent announcements, presentations, past and current reports to shareholders, answers to frequently asked questions and a summary of key financial data. There is also a link on this page allowing Investors to register to receive Macquarie announcements electronically by email as soon as practicable after they have been lodged with the ASX.

Macquarie provides a webcast of its Annual General Meeting (AGM), any other general meetings, year end and half year results presentations and operational briefings for the benefit of shareholders who are unable to attend.

General Meetings

Macquarie typically holds its AGM in July of each year. Macquarie encourages shareholders to participate in general meetings and aims to choose a date, venue and time considered convenient to the greatest number of its shareholders. This year Macquarie's AGM will be held in Sydney and Macquarie Bank's AGM will be held on the same day, after the Macquarie AGM. Last year, Macquarie held its AGM in Melbourne for the first time to allow Victorian shareholders an opportunity to attend. Macquarie's auditor is required to attend each AGM and be available to answer questions about the conduct of the audit, and the preparation and contents of the auditor's report.

Notices of Meeting will be accompanied by explanatory notes on the items of business and together they will seek to clearly and accurately explain the nature of business of the meeting. Full copies of Notices of Meeting will be placed on Macquarie's website at www.macquarie.com.au/au/about_macquare/investor_information.htm.

If shareholders are unable to attend the meeting, they are encouraged to vote on the motions proposed by appointing a proxy. The proxy form included with a Notice of Meeting will seek to clearly explain how the proxy form is to be completed and submitted. Online proxy voting is also available to shareholders.

Corporate Governance
continued

Unless specifically stated in a Notice of Meeting, all holders of fully paid ordinary shares are eligible to vote on all resolutions.

Holders of Macquarie Income Securities have the right to attend the Macquarie Bank AGM, at which they have limited voting rights, as set out in the terms of their issue which are located at http://www.macquarie.com.au/au/about_macquarie/investor_information/macquarie_income_securities.htm.

Principle 7 – Recognise and Manage Risk

Identifying Significant Business Risks

There are many risks in the markets in which Macquarie operates. A range of factors, some of which are beyond Macquarie's control, can influence performance. In many of its businesses, Macquarie constantly and deliberately assumes financial risk in a calculated and controlled manner. Macquarie has in place limits and a range of policies and procedures to monitor the risk in its activities and these are periodically reviewed by the Board and the Board Risk Committee. The Board Risk Committee has responsibility for the establishment and review of the Risk Management Framework and policies to control risk while the Board Audit and Compliance Committee has responsibility for assessing the effectiveness of the internal controls.

Board Oversight

The Board established the Board Risk Committee, which is comprised of all Board members to focus appropriate attention on the risk management framework of Macquarie. The Board Risk Committee Charter is found on Macquarie's website. In addition to the Board Risk Committee, the Board Audit and Compliance Committee and the Board Corporate Governance Committee assist the Board in ensuring the appropriate focus is placed on monitoring risk. Details of the responsibilities of these committees are provided in the description of the Risk Governance Structure below.

Risk Governance Structure

Risk management is sponsored by the Board, and is a top priority for senior managers, starting with the Managing Director and Chief Executive Officer. The Head of RMG is a member of Macquarie's Executive Committee, reports directly to the Managing Director and Chief Executive Officer of Macquarie and presents on risk matters at each Board meeting.

The Board oversees the risk appetite and profile of Macquarie and ensures that business developments are consistent with the risk appetite and goals of Macquarie.

There are three Board Committees that assist the Board in ensuring the appropriate focus is placed on the risk management framework.

- The **Board Risk Committee** has responsibility for ensuring an appropriate risk management framework – including the establishment of policies for the control of risk – is in place. The Committee receives information on the risk profile of Macquarie, breaches of the policy framework and external developments which may have some impact on the effectiveness of the risk management framework. It also approves significant changes to risk management framework and related policies.
- The **Board Audit and Compliance Committee** has responsibility for monitoring compliance with the risk management framework approved by the Board Risk Committee for internal control and compliance matters. In this role, the BACC monitors and reviews the effectiveness of the Internal Audit, Compliance and Credit Assurance functions.
- The **Board Corporate Governance Committee** has responsibility for any governance matters.

Committees exist at the executive management level to ensure the necessary elements of expertise are focused on specific risk areas. Executive Committees and Operation Review Committees operate at both the Macquarie and the Macquarie Bank level and focus on strategic issues, operational issues and review the performance of Macquarie on a monthly basis. Beneath this level, other committees exist where senior specialists focus on specific risks as appropriate (e.g. Market Risk Committee, Asset and Liability Committee).

Risk Management Framework

Macquarie's approach to risk management, including the principles followed by Macquarie in risk management, is described in some detail in the Risk Management Report on page 37 of this annual report. The risk management framework incorporates active management and monitoring of market, credit, equity, liquidity, operational, compliance, legal and regulatory risks. It is designed to ensure policies and procedures are in place to manage the risk arising within each business unit. Application varies in detail from one part of Macquarie to another, however, the same risk management framework applies across all business activities without exception.

Chief Executive Officer and Chief Financial Officer Declaration

The Macquarie and Macquarie Bank Boards receive written confirmation from the Chief Executive Officer and the Chief Financial Officer that:

- their statement given to the Board on the integrity of the financial statements is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board; and
- Macquarie's risk management and internal compliance and control system is operating effectively in all material respects in relation to financial reporting risks.

Macquarie's senior management has reported to the Macquarie and Macquarie Bank Boards on the effectiveness of the management of material business risks faced for the year ended 31 March 2009. The Boards have also received the Chief Executive Officer and Chief Financial Officer declarations described above for this financial year.

Principle 8 – Remunerate Fairly and Responsibly

Macquarie's Remuneration Committee

Board oversight of remuneration and the role of the Board Remuneration Committee is described in the Remuneration Report which is contained within the Directors' Report (see pages 56 to 116) in this Annual Report. The membership of the Board Remuneration Committee includes a majority of Independent Directors and the Committee is chaired by an Independent Director. Committee members' attendance at Committee meetings is included in the Directors' Report.

A copy of the Committee's Charter is available on Macquarie's website.

Executive Director and Senior Executive Remuneration

Macquarie's remuneration policies and practices in relation to Executive Voting Directors and senior executives are as disclosed in Macquarie's Remuneration Report. Macquarie acknowledges that disclosure of the structure and objectives of the remuneration policies, and their relationship to Macquarie's performance, allows investors to understand the costs and benefits of those policies and the link between remuneration paid to Executive Voting Directors and key executives and corporate performance. Details of the nature and amount of remuneration (including non-monetary components such as options) paid to each Executive Voting Director and the members of the Executive Committee within Macquarie are set out in the Remuneration Report.

Macquarie's trading policy prohibits Executive Directors, who are the most senior executives of Macquarie, from entering into a transaction that is designed or intended to hedge their exposure to a Macquarie share that is subject to retention arrangements, an unvested Macquarie option, or both. A summary of Macquarie's trading policy is available on Macquarie's website.

Non-Executive Director Remuneration

The remuneration policy for Macquarie's Non-Executive Directors and the amount of remuneration paid to them is discussed in detail in the Remuneration Report. Non-Executive Directors are not granted options, nor receive bonus payments. They do not receive termination payments on their retirement from office other than payments accruing from superannuation contributions comprising part of their remuneration.

Corporate Governance
continued

Corporate Governance in Macquarie Managed Funds

Macquarie's expertise in managing fund assets and sourcing new value-adding opportunities is a key attraction for investors in Macquarie managed funds. Macquarie recognises that unitholders have entrusted their investments to Macquarie because of the Macquarie association and management. The Macquarie managed funds governance standards provide an alignment of interests between the manager and investors in the funds and adopt an appropriate governance framework to ensure protection of security holders' interests.

Macquarie's key expectations for Macquarie-managed Funds (Funds) are that:

- funds management activity is conducted in accordance with Macquarie's high standards and industry best practice, with reference to community expectations and Macquarie's Goals and Values
- market, credit, liquidity, operational, legal and regulatory risks arising in relation to Funds are managed and monitored within an appropriate risk management framework
- each Fund is managed within an appropriate corporate governance framework so as to ensure that investment and other key decisions are made in accordance with the Fund's mandate and taken with appropriate regard to the interests of the investors as a whole
- new Funds are subject to a robust internal approval process that requires independent review and sign-off of key aspects of the Fund structure

The key elements of Macquarie's corporate governance framework for Funds are as follows:

- conflicts of interest arising between a Fund and its related parties should be managed appropriately and, in particular:
  - related party transactions should be identified clearly and conducted on arm's length terms
  - related party transactions should be tested by reference to whether they meet market standards
  - decisions about transactions between listed Funds and Macquarie or its affiliates should be made by parties independent of Macquarie
- a majority of independent directors should be appointed to the boards of responsible entities of listed Funds. For these purposes, the definition of independence is consistent with the definition applied by Macquarie
- funds management businesses should be resourced appropriately. In particular:
  - staff involved in managing a Fund should be dedicated to the relevant funds management business, rather than to advisory or other activities
  - all recommendations to Fund boards (and supporting information) should be prepared or reviewed by funds management staff
  - each listed Fund that invests in operating assets or businesses should have its own managing director or chief executive officer
  - Chinese Walls operate to separate Macquarie's corporate finance, advisory and equity capital markets business from its funds management businesses

The Macquarie Board (or the Macquarie Bank Board if appropriate) exercises oversight of the funds management activities of Macquarie by:

- requiring all funds management subsidiaries to adopt and maintain a risk management framework and principles similar to that employed by Macquarie
- requiring Board approval for all new Funds that:
  - are listed or to be listed within 12 months of their establishment
  - exceed specified monetary thresholds in size
  - invest in operating businesses or assets in certain specified industries
- receiving and reviewing appropriate information from the funds management subsidiaries relating to their operations

While Macquarie exercises general oversight of its funds management subsidiaries as set out above, decision-making relating to transactions by Funds are made by the directors of the responsible entities of, and companies within, the Funds. Where a Fund acquires an interest in another company, the board of the underlying company is responsible for decisions relating to that company's business and operations.

Sustainability and environment

Climate change has been a key focus throughout the year with investments in renewable and clean energy projects, increasing activity in environmental markets and a corporate commitment to becoming carbon neutral by December 2010.

Managing our footprint

Macquarie's approach to climate change is built on:

- assessing and managing its own carbon footprint
- identifying opportunities for investment and trading
- managing the risks arising from future carbon constraints.

Our carbon footprint

Macquarie is aiming to become carbon neutral across its global offices and corporate air travel by December 2010[1] by:

- implementing a system to track emissions and resource consumption data across our offices for verification and disclosure
- reducing energy emissions by 10 per cent per full-time employee through increasing energy efficiency measures, sourcing renewable energy where appropriate and setting performance targets for the selection and management of premises
- improving use of alternatives to corporate air travel such as video conferencing
- offsetting remaining emissions with high-quality carbon credits.

Case study: One Shelley Street

Macquarie's new Sydney premises, One Shelley Street, is one of three buildings in Sydney to receive a six-star Green Star office design rating from the Green Building Council of Australia. The building features:

- **energy monitoring and energy efficient equipment to reduce running costs**
- **office lighting control (individually addressed lights)**
- **waste management and recycling programs**
- **passive chilled-beam air conditioning**
- **sustainable (re-used) timber floors**
- **internal tenancy stair connecting floors up to level seven to reduce lift use**
- **dimming capability of perimeter lighting to take maximum advantage of natural daylight**
- **two mode escalators (reduced energy mode when not carrying people)**

[1] This corporate commitment relates to annual direct emissions (Scope 1) and energy consumption emissions (Scope 2) from Macquarie's corporate offices as well as corporate air travel (Scope 3). Scopes are defined with reference to the *Greenhouse Gas Protocol*. Reductions will be measured against internal emissions data from the 2008 calendar year. This data along with our purchase of offsets will be subject to independent assurance. Offsets will be sourced from projects with international Gold Standard and Voluntary Carbon Standard accreditation.

Identifying opportunities

Macquarie has invested in a range of climate change businesses and continues to actively pursue opportunities in the sector. Macquarie businesses are currently:

- investing in excess of $A3 billion in renewable and clean energy projects, including wind, solar, landfill gas, hydro and biomass projects. The portfolio is currently 1116MW with a further 2500MW under development
- developing environmental markets through Envex and operating in the voluntary carbon market through Climate Friendly™
- supporting emissions reduction projects through direct equity investment, debt, technology financing, equipment leasing and structured derivatives
- investing in land-based carbon sequestration, including jointly developing projects with conservation organisation Fauna & Flora International to avoid deforestation of tropical rainforests
- actively trading in the European Emissions Trading Scheme and enabling clients to manage their compliance obligations under future emission trading schemes in other jurisdictions
- supplying and trading emissions credits internationally under the Kyoto Protocol flexibility mechanisms
- adapting existing services and developing new products to meet client needs.

Case study: Envex

In May 2008, Macquarie Capital and Financial and Energy Exchange (FEX) formed the joint venture company Envex to establish a carbon exchange, helping to establish Australia as a regional carbon trading hub.

Envex and FEX have developed an over-the-counter (OTC) marketplace with spot and forward contracts trading for all major products currently available in Australia. Envex will list a range of futures contracts on FEX's derivative exchange including renewable energy, Kyoto instruments, weather derivatives and Australian emission units under the forthcoming Australian emissions trading scheme. Through Envex, corporations can prepare for the Australian emissions trading scheme by buying and selling environmental instruments on FEX's OTC and exchange infrastructure.

Climate Exchange plc has since taken a 25 per cent stake in Envex. Climate Exchange plc, the owner of the European and Chicago Climate Exchanges, is the largest global provider of exchange traded environmental products. This relationship with Climate Exchange plc provides Envex with a link into the developing global carbon market.

Sustainability and environment
continued

Case Study: Taiyanggong Gas-Fired Trigeneration project

Macquarie originated and structured the purchase and sale of approximately six million Certified Emission Reductions (CERs) from the State-owned Taiyanggong Gas-Fired Trigeneration (TYG) project in Beijing. Each CER is equivalent to removing one metric tonne of greenhouse gas from the atmosphere.

The TYG plant provides base load heating and cooling to 30,000 Beijing residents and dispatches 3.2 GWh of power per year to the Beijing grid. The project produces eligible emission credits under the Kyoto Protocol as it displaces aged coal-fired generation with significantly more carbon-efficient gas-fired generation.

Macquarie brought to this transaction the willingness to invest in early-stage Chinese emission reduction projects and the experience to manage the CER registration process with the United Nations under the guidelines agreed to in the Kyoto Protocol.

Managing climate change risks

Consistent with our strong risk management focus, climate change and future carbon constraints are considered within the existing risk management framework:

- all Macquarie businesses are responsible for addressing environmental risks
- businesses are responsible for considering greenhouse and energy management during due diligence for new businesses or products
- providing clients and staff with research and information about the economic, policy and business impacts of climate change
- using our expertise in global carbon markets to provide clients with emissions risk management products.

Continuous improvement

Macquarie will continue to seek out business opportunities associated with climate change mitigation and adaptation in the transition to a low-carbon economy. We will also continue to focus on the impact of our corporate operations including:

- implementing our environmental management plan
- engaging with our contractors and suppliers on sustainable procurement
- ensuring new premises are designed and constructed in accordance with green building standards.

As a signatory to the Carbon Disclosure Project, we will continue to communicate our climate change activities to investors and the community through the annual reporting process.

Risk Management Report

Introduction – Macquarie's risk management framework in the global financial crisis.

Recent turmoil in global financial markets has prompted widespread reflection on the principles and performance of risk management. Macquarie's risk management principles have remained stable over 30 years, however, current market conditions have prompted us to re-examine events to determine if they remain appropriate.

The key aspects of Macquarie's risk management approach are:

Ownership of risk at the business level - business heads are responsible for identifying risks within their businesses and ensuring that they are managed appropriately. Before taking decisions, clear analysis of the risks is sought to ensure risks taken are consistent with the risk appetite and strategy of Macquarie. Business ownership of risk is an essential element in understanding and controlling risk.

Understanding worst case outcomes - Macquarie's risk management approach is based on examining the consequences of worst case outcomes and determining whether risks can be tolerated. This approach is adopted for all material risk types and is often achieved by stress testing. In particular, Macquarie's market risk framework is based primarily on the application of stress tests, rather than statistical models. This approach has been tested over the past 18 months and the shocks observed in the markets were generally within Macquarie's stress scenarios, resulting in very few worst case loss scenarios being exceeded. Whilst Macquarie operates a number of sophisticated quantitative risk management processes, the foundation of its risk management approach is the informed consideration of both quantitative and qualitative inputs by highly experienced professionals.

Requirement for an independent sign-off by risk management - Macquarie places significant importance on having a strong independent Risk Management Group (RMG) which is charged with signing off all material risk acceptance decisions. It is essential RMG has the capability to do this effectively and hence RMG has invested in recruiting skilled professionals, many with previous trading or investment banking experience. For all material proposals, RMG's opinion is sought at an early stage in the decision making process and independent input from RMG on risk and return is included in the approval document submitted to senior management.

Macquarie's overall appetite for risk is expressed by setting a global risk limit designed to ensure that in a prolonged and severe downturn, losses will be covered by earnings and surplus capital. In difficult times, financial institutions and other companies expect to experience losses. A key question is whether the losses are greater than were expected in a downturn. The majority of the provisions made by Macquarie in FY09 represent unrealised write-downs in the value of Macquarie's funds management assets and other co-investments. These investments were made as part of a calculated business strategy to align the interests of Macquarie, as the manager of funds, with the interests of investors in the funds. At the time the investments were made, potential severe downturn impacts were assessed. The write-downs taken fall within the bounds suggested by this analysis and were able to be absorbed within Macquarie's earnings.
Macquarie's business model is based on providing services to clients. Consequently, our trading businesses do not take large proprietary positions and the limit framework reflects this. This has helped us avoid making large trading losses in recent times.

In line with the promotion of risk ownership at the business level, Macquarie's remuneration policy for senior management encourages a long-term view in decision making. Remuneration for senior management discourages excessive risk taking as incentives are aligned with the long-term profitability of the firm through retention of remuneration and equity participation.

Macquarie considers its risk management framework to be robust. RMG has reviewed it in light of the challenging market conditions experienced in recent times and subsequently implemented appropriate enhancements. Markets have been more volatile in recent times, beyond historic levels but not, generally, beyond levels we planned for. Few of Macquarie's stress tests have been exceeded, however, we have revised our assessment of correlations between markets as it has become clear that previously unconnected markets may move more closely together. The risk culture in Macquarie remains strong, and controls are well designed, well respected by staff and regularly audited and we remain confident that our risk culture and multiple controls are well able to support our business activity.

Risk Management Report
continued

Risk governance structure

Risk management is sponsored by the Board, and is a top priority for senior managers, starting with the Managing Director and Chief Executive Officer. The Head of RMG is a member of Macquarie Group Limited's (Macquarie) Executive Committee, reports directly to the Managing Director and Chief Executive Officer and presents on risk matters at each Board meeting.

The Board oversees the risk appetite and profile of Macquarie and ensures that business developments are consistent with the risk appetite and goals of Macquarie.

There are three board committees that assist the Board in ensuring appropriate focus is placed on the risk management framework.

- The **Board Risk Committee** (BRC) has responsibility for ensuring an appropriate risk management framework – including the establishment of policies for the control of risk – is in place. The BRC receives information on the risk profile of Macquarie, breaches of the policy framework and external developments which may have some impact on the effectiveness of the risk management framework. It also approves significant changes to risk management policies and framework.
- The **Board Audit and Compliance Committee** (BACC) has responsibility for monitoring compliance with the risk management framework approved by the BRC for internal control and compliance matters. In this role, the Board Audit and Compliance Committee monitors and review the effectiveness of the Internal Audit, Compliance and Credit Assurance functions.
- The **Board Corporate Governance Committee** (BCGC) has responsibility for governance matters.

Committees exist at the executive management level to ensure the necessary elements of expertise are focused on specific risk areas. **Executive Committees** and **Operation Review Committees** operate at both the Macquarie and the Bank level and focus on strategic issues, operational issues and review the performance of Macquarie on a monthly basis. Beneath this level, other committees exist where senior specialists focus on specific risks as appropriate (e.g. Market Risk Committee, Asset and Liability Committee).

Risk Management Group

RMG's independent oversight of risk is based on the following five principles:

- **Independence** – RMG, which is responsible for assessing and monitoring risks across Macquarie, is independent of the operating areas of Macquarie and the Head of RMG reports directly to the Managing Director and Chief Executive Officer. RMG authority is required for all material risk acceptance decisions;
- **Centralised Prudential Management** – RMG's responsibility covers the whole of Macquarie. Therefore, it can assess risks from a Macquarie-wide perspective and provide a consistent approach across all operating areas;
- **Approval of all new business activities** – Operating areas cannot undertake new businesses or activities, offer new products, or enter new markets without first consulting RMG. RMG reviews and assesses risk and sets prudential limits. Where appropriate, these limits are approved by the Executive Committee and the Board;
- **Continuous assessment** – RMG continually reviews risks to account for changes in market circumstances and Macquarie's operating areas; and
- **Frequent monitoring** – Centralised systems exist to allow RMG to monitor credit and market risks daily. RMG staff liaise closely with operating and support divisions.

RMG structure and resourcing

RMG is structured into specialised teams who deal with specific risks. The Divisional split of RMG is detailed below.


RMG
Board Audit & Compliance Committee
RMG Credit
RMG Prudential, Capital & Markets
RMG Market Risk
RMG Quantitative Applications Division
RMG Operational Risk
RMG Compliance
RMG Internal Audit
– Credit Risk
– Country Risk
– Equity Risk Investments
– Data Policy
– Liquidity Risk
– Economic Capital
– Banking Regulation
– Market Risk
– Independent model review
– Operational Risk
– Regulatory Risk
– Reputation Risk
– Independent assessment of design and effectiveness of control framework

Effective risk management is not only a function of disciplined processes but also of imaginative analysis by talented individuals. RMG attracts high calibre candidates. RMG recruits experienced individuals both from within Macquarie and externally and is a source of talent for Macquarie's business units when recruiting.

Growth in RMG has been consistent with overall Macquarie Group growth over the past few years. Over the last year, RMG staff numbers fell approximately five per cent to 314 full-time equivalent staff whilst headcount Macquarie-wide fell approximately three per cent.

Headcount of RMG


RMG
% RMG v MGL staff
350
300
250
200
150
100
50
0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
FY00
FY01
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09

Risk Management Report
continued

Additionally 38 per cent of total RMG staff (as at March 2009) were based outside of Australia to ensure that, on a global basis, risks are managed in a controlled manner. Macquarie's international offices are subject to the same risk management controls that apply in Australia. Before an international office can be set up or undertake new activities, RMG analyses the proposed activities, infrastructure, resourcing and procedures to ensure appropriate risk management controls are in place. Australian based RMG staff monitor and routinely visit international offices to ensure compliance with prudential controls. Internationally based RMG staff include both experienced risk management staff from Australia as well as locally experienced staff.

Consistent with the concept of business units owning risk, specific day to day operations are more appropriately discharged and embedded within the business units. The majority of operational risk and compliance functions are discharged within the business units. Divisional compliance staff ensure that day to day legal and compliance obligations are discharged at the business level whilst Business Operational Risk Managers (BORMs) are appointed by the Group Heads to be their representative on operational risk management matters, and act as their delegate in ensuring that operational risk is addressed appropriately within their business units. As at the end of March 2009, there were approximately 420 staff performing such functions within the business units. RMG provides a risk oversight role in relation to these staff members, ensuring appropriate standards are adhered to. These divisional staff members have functional reporting lines to the RMG divisional heads for Operational Risk and Compliance.

New business

The level of innovation across Macquarie tends to be high. Therefore, it is important that all elements of new business initiatives are well understood before commencement.

All new business initiatives must be signed off by RMG prior to commencement. The new business approval process is a formal process whereby all relevant risks (e.g. market, credit, legal, compliance, taxation, accounting, operational and systems issues) are reviewed, to ensure that the transaction or operation can be handled properly and will not create unknown or unwanted risks for Macquarie in the future. The approval of RMG, Finance Division, Taxation Division and other stakeholders within Macquarie is obtained prior to commencement.

For all material transactions, independent input from RMG on the risk and return of the transaction is included in the approval document submitted to senior management.

The Operational Risk function within RMG oversees the new product and business approval process and ensures the necessary approvals are obtained.

Risk management and monitoring

The risk management framework incorporates active management and monitoring of market, credit, equity, liquidity, operational, compliance, legal and regulatory risks. It is designed to ensure policies and procedures are in place to manage the risks arising within each business unit. Application varies in detail from one part of Macquarie to another, however, the same risk management framework applies across all business activities without exception.

Equity risk

Equity risk is the risk of loss arising from banking book equity-type exposures. These exposures include:

- holdings in specialised funds managed by Macquarie Capital
- principal exposures taken by Macquarie Capital, including direct investments in entities external to Macquarie and seed assets for funds
- property equity, including property trusts and direct property investments
- other equity, including lease residuals and investments in resource companies.

Equity Risk Limit

All of the above positions are subject to an aggregate Equity Risk Limit (ERL). The ERL is set by the Board with reference to the Risk Appetite Test which is described further in the Economic Capital section. In setting the limit, consideration is also given to the level of earnings, capital and market conditions. The limit is reviewed on a semi-annual basis by RMG and the results of the review are reported to Executive Committee and the Board.

Concentrations within the equity portfolio are managed by a number of additional limits approved by the Executive Committee and/or the Board. These include limits on:

- property equity investments
- investments in the resources sector
- lease residuals (by type of leased asset)
- acquisition of seed assets by Macquarie Capital.

Transaction Review and Approval Process

The business unit executing the transaction is responsible for due diligence and risk analysis of each equity investment. For material deals, RMG undertakes a shadow due diligence and a comprehensive analysis of all risks and potential losses associated with the acquisition such as:

- market and credit risks
- regulatory, capital, liquidity and compliance requirements
- business, operational and reputation risks.

All material equity risk positions are subject to approval by RMG and by the Managing Director and Chief Executive Officer, Executive Committee and the Board, depending on the size and nature of the risk. RMG ensures that the transaction is correctly represented to the relevant approvers.

Credit risk

Credit risk is the risk of financial loss as a result of failure by a client or counterparty to meet its contractual obligations. Credit risk arises from both lending and trading activities. In the case of trading activity, credit risk reflects the possibility that the trading counterparty will not be in a position to complete the contract once the settlement becomes due. In that situation, the credit exposure is a function of the movement of prices over the period of the contract.

The credit team within RMG maintains a comprehensive and robust framework for the identification, analysis and monitoring of credit risks arising within each business. Key aspects of this framework include:

Analysis and approval of exposures

The Macquarie and Macquarie Bank Boards are responsible for establishing the framework for approving credit exposures. The Boards delegate discretions to approve credit exposure to designated individuals within Macquarie whose capacity to exercise authority prudently has been adequately assessed.

Business units are assigned modest levels of credit discretions. Credit exposures above those levels are assessed independently by RMG and approved by senior Macquarie and RMG staff, the Managing Director and Chief Executive Officer and the Boards as required.

Macquarie enforces a strict 'no limit, no dealing' rule; all proposed transactions are analysed and approved by designated individuals before they can proceed.

All credit exposures are subject to annual review.

Independent analysis

Specialist credit teams in RMG (e.g. geologists for mining transactions) provide independent analysis of credit risk exposures. The teams work closely with the business units to identify the risks inherent in Macquarie's businesses, and apply analysis appropriate to the level and nature of risks.

Credit risk analysis is focused on ensuring that risks have been fully identified and that the downside risk is properly understood so that a balanced assessment can be made of the worst case outcome against the expected rewards. Downside analysis includes stress testing and scenario analysis.

Macquarie does not rely on quantitative models to assess credit risk but uses fundamental credit analysis to make credit risk acceptance decisions.

Macquarie group ratings

Macquarie relies on its own independent assessment of credit risk. Third party credit assessments are considered an input into the analysis but are not considered to be a sufficient basis for decision making.

Macquarie has established a proprietary internal credit rating framework to assess counterparty credit risk. Macquarie group (MG) ratings are used to estimate the likelihood of the rated entity defaulting on financial obligations. The MG ratings system ensures a consistent assessment of borrower and transaction characteristics across Macquarie and provides the mechanism for meaningful differentiation of credit risk. External ratings from rating agencies are used as supplementary analysis.

All customers' limits and exposures are allocated an MG rating on a 1–13 scale which broadly correspond with Standard & Poors (S&P) and Moody's Investor Services (Moody's) credit ratings. Each MG rating is assigned a Probability of Default (PD) estimate. Credit limits and exposures are also allocated a Loss Given Default (LGD) ratio reflecting the estimated economic loss in the event of default occurring.

Macquarie has an independent Credit Assurance Function within RMG to provide assurance over the effectiveness of credit risk management throughout Macquarie. The role of the Credit Assurance Function is to liaise closely with all business units to ensure credit risks are understood and properly managed, ensure credit discretions are being utilised appropriately and credit ratings are appropriately attributed.

Measuring and monitoring exposures

Credit exposures for loans are evaluated as the full face value.

Credit exposures for derivatives are a function of potential market movements and are assessed by assuming that low probability (i.e. worst case) stressed market movements occur and that Macquarie has to go to the market to replace a defaulting deal at the worst possible time during the term of the transaction. The level of stress that is applied to individual markets is reviewed and approved by RMG at least every two years or when volatility or market conditions dictate.

Where trading gives rise to settlement risk, this exposure is assessed as the full face value of the settlement amount.

All credit exposures are monitored regularly against limits. Credit exposures which fluctuate through time are monitored daily. These include off-balance sheet exposures such as swaps, forward contracts and options, which are assessed using sophisticated valuation techniques.

To mitigate credit risk, Macquarie makes increasing use of margining and other forms of collateral or credit enhancement techniques (including guarantees and letters of credit) where appropriate.

Risk Management Report
continued

On and off-balance sheet exposures are considered together and treated identically for approval, monitoring and reporting purposes.

A review of the Credit Portfolio analysing credit concentrations by counterparty, country, risk type, industry and credit quality is carried out and reported to Macquarie's Executive Committee quarterly and Board semi-annually.

Macquarie's policies to control credit risk include avoidance of unacceptable concentrations of risk either to any economic sector or to an individual counterparty. Policies are in place to regulate large exposures to single counterparties or groups of counterparties.

Loan impairment review

All loan assets are subject to recurring review and assessment for possible impairment. Provisions for loan losses are based on an incurred loss model, which recognises a provision where there is objective evidence of impairment at each balance date, and is calculated based on the discounted values of expected future cash flows.

Specific provisions are recognised where specific impairment is identified. The rest of the loans are placed into pools of assets with similar risk profiles and collectively assessed for losses that have been incurred but not yet identified.

Total impaired assets and specific provisions have increased substantially during the period, due mainly to the ongoing deterioration in US and UK real estate markets, and the effect of falling commodity prices on metals and energy counterparties. The weakening of the Australian Dollar also contributed to the increase in overall impaired asset and provision levels as the Australian Dollar equivalent of foreign denominated assets rose.

The majority of impairments and provisions relate to Macquarie businesses undertaking mezzanine lending activity. These businesses make advances above the level which would be considered senior debt. In these loans Macquarie recognises a notional split between the senior and junior portion of the loan. The junior portion generates a significantly higher return to compensate for the additional risk. The impairments relate to the junior portion and not the senior portion which is generally well secured, although both portions are recorded as being impaired for regulatory reporting purposes. Macquarie participates in these transactions in the real estate and metals and energy industries. These industries account for 67 per cent of impaired assets.

Other less significant areas of impairment include the residential mortgage sectors in the United States and Italy and South American agricultural and investor products impacted by falling volumes and prices, high input farming costs and difficulties raising funds in current markets.

Country risk

Policies are in place to assist in the management of Macquarie's country risk. Countries are grouped into categories based on the country's risk profile. Before any exposure is taken in a country which is considered to be higher risk, a full review of the economic, political and operating environment is undertaken to determine the level of exposure that is considered to be acceptable.

Ratio of Provisions and Impaired Assets to Loans, Advances and Leases

Collective provision to loans, advances and leases (Balance sheet)
Net impaired assets to loans, advances and leases (Balance sheet)
Net credit losses to loans, advances and leases (Income statement)



8.0%
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009

Note: Loan assets excludes securitisations, special purpose vehicles (including mortgage and lease securitisation vehicles) and segregated futures funds. Net impaired assets and net credit losses excludes investment securities. Please refer to note 13 of the Financial Report for further information on impaired assets

Operational Risk

Macquarie defines Operational Risk as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Macquarie has established procedures and controls to manage market, credit, reputation and strategic risks. The potential for failure or inadequacy in these procedures and controls would be classified as an operational risk. Operational Risk failures could lead to reputation damage, financial loss or regulatory consequences.

RMG is responsible for ensuring an appropriate framework exists to identify, assess and manage operational risk, and that resources are available to support it. It is also responsible for Macquarie's operational risk capital measurement methodology.

In general, changes in Macquarie's operational risk profile is the net result of greater innovation and growth and this is offset by constant gradual adaptation and matching of the control environment to the new risks.

Operational Risk Management Framework

Macquarie's Operational Risk Management Framework (ORMF) is designed to identify, assess and manage operational risks within the organisation. The key objectives of the framework are as follows:

- risk identification, analysis and acceptance
- execution and monitoring of risk management practices
- reporting and escalation of risk information on a routine and exception basis.

Businesses carry out elements of the ORMF in a manner that is tailored to their specific operational risk profile. However, to ensure consistency and minimum standards the framework includes the following mandatory elements:

- a robust change management process to ensure operational risks in new activities or products are identified, addressed and managed prior to implementation
- a semi annual operational risk self assessment (ORSA) process to identify operational risks at the business level, assess controls and develop action plans to address deficiencies
- recording of operational risk incidents into a centralised reporting system. Incidents are analysed to identify trends and establish lessons learnt on the effectiveness of controls
- allocation of operational risk capital to all Macquarie businesses as a tool to further encourage positive behaviour in Macquarie's day to day management of operational risk
- Macquarie-wide policies which require a consistent approach and minimum standards on specific operational risk matters
- embedded operational risk representatives in business units who act as delegates of the business manager. These representatives ensure operational risks are addressed appropriately and that the ORMF is executed within their area.

Macquarie's Operational Risk Capital Framework

Macquarie's framework for operational risk capital has two main elements:

- an annual scenario approach for modelling operational risk losses and to determine operational risk capital
- a quarterly scorecard analysis which is used to update operational risk capital between scenario analyses and as a basis for updating the allocation of capital to businesses.

Operational risk scenarios identify key risks that, while very low in probability, may result in very high impact losses. In identifying the potential for such losses consideration is given to individual statistical distribution for each scenario, external loss data, internal loss data, risk and control factors determined by the operational risk self assessments, and the contribution of expert opinion from businesses. Results are then modelled to determine the operational risk component of regulatory capital required to be held by Macquarie at the 99.9th percentile level. Monte Carlo techniques are used to aggregate these individual distributions to determine a Macquarie-wide operational risk loss distribution.

Over time new business activity, business growth, and significant changes in activity are reflected in:

- new or revised loss scenarios; and/or
- revised loss probabilities.

Macquarie allocates capital to individual businesses. The capital allocation effectively rewards positive risk behaviour, and penalises increased risks. This is done using scorecards which measure changes in a number of key factors such as the size and complexity of the business, risk and control assessments, incident and exception management and governance. Quantitative statistics on detailed metrics are applied to predefined weightings and formulas to calculate a quarterly percentage change in that business's capital charge.

The quarterly change in the sum of divisional capital is also used as an estimate to update the Macquarie capital requirement between annual assessments.

Risk Management Report
continued

Market risk

Market risk is the exposure to adverse changes in the value of Macquarie's trading portfolios as a result of changes in market prices or volatility. Macquarie is exposed to the following risks in each of the major markets in which it trades:

- **foreign exchange and bullion:** changes in spot and forward exchange rates and bullion prices and the volatility of exchange rates and bullion prices
- **interest rates and debt**: changes in the level, shape and volatility of yield curves, the basis between different debt securities and derivatives and credit margins
- **equities:** changes in the price and volatility of individual equities, equity baskets and equity indices, including the risks arising from equity underwriting activity
- **commodities and energy:** changes in the price and volatility of base metals, agricultural commodities and energy products

and to the correlation of market prices and rates within and across markets.

It is recognised that all trading activities contain calculated elements of risk taking. Macquarie is prepared to accept such risks provided they are independently and correctly identified, calculated and monitored by RMG, and reported to senior management on a daily basis.

Trading market risk

RMG monitors positions within Macquarie according to a limit structure which sets limits for all exposures in all markets. Limits are applied at a granular level to individual trading desks and also, through increasing levels of aggregation to divisions and, ultimately, Macquarie. This approach removes the need for future correlations or scenarios to be precisely predicted as all risks are stressed to the extreme, and accounted for within the risk profile agreed for each business and Macquarie in aggregate.

Despite historically high volatility and declining liquidity of global markets during the last twelve months, the shocks stipulated in market risk scenarios for price, volatility and business specific risks were typically greater than observed daily movements.

Limits are approved by senior management with appropriate authority for the size and nature of the risk, and remain the ultimate responsibility of the business. Macquarie adheres to a 'no limits, no dealing' policy. If a product or position has not been authorised by RMG, then it cannot be traded. Material breaches of the approved limit structure are communicated monthly to the Boards.

RMG sets three complementary limit structures:

- **Contingent Loss Limits:** Worst case scenarios that shock prices and volatilities by more than has occurred historically. Multiple scenarios are set for each market to capture the non-linearity and complexity of exposures arising from derivatives
- **Position Limits:** volume, maturity and open position limits are set on a large number of market instruments and securities in order to constrain concentration risk and to avoid the accumulation of risky, illiquid positions
- **Value at Risk (VaR) Limits:** statistical measure that determines the potential loss in trading value at both a business and aggregate level.

The risk of loss from incorrect or inappropriate pricing and hedging models is mitigated by the requirement for all new pricing models to be independently tested by the specialist Quantitative Applications Division within RMG.

Aggregate measures of market risk

Aggregate market risk is constrained by two risk measures, VaR and the Macro-Economic-Linkages (MEL) stress scenarios. The VaR model predicts the maximum likely loss in Macquarie's trading portfolio due to adverse movements in global markets over holding periods of one and ten days. The MEL scenario utilises the contingent loss approach to capture simultaneous, worst case movements across all major markets. Whereas MEL focuses on extreme price movements, VaR focuses on unexceptional changes in price so that it does not account for losses that could occur beyond the 99 per cent level of confidence. For this reason, stress testing remains the predominant focus of RMG as it is viewed to be the most effective mechanism to reduce Macquarie's exposure to unexpected market events.

Macro-Economic-Linkages

MEL calculates Macquarie's total market risk exposure to global market stress test scenarios extrapolated from historical crisis events and global market correlations. Each stress test scenario includes a primary shock to either equity, foreign exchange or interest rate markets as well as cross-market effects in corporate margins, metals and commodities. MEL is Macquarie's preferred internal measure of aggregate market risk because of the severity of the shocks applied and the ability for scenarios to develop with changing market dynamics. MEL is monitored and reported to senior management daily and regularly reviewed by RMG to ensure the measure remains appropriate for changing market conditions and the risks to which Macquarie is exposed.

The past 12 months have seen continued deteriorations across global markets as concerns over the longevity of financial institutions and fears of a global recession created significant volatility and reduced liquidity in all markets. The 'Market Contagion' scenario, typically the most conservative of the MEL stress test scenarios, effectively constrained these risks by measuring the impact of an equity market crash of 20 to 35 per cent as well as additional shocks to foreign exchange, metals, interest rate, energy, agricultural commodity and credit markets.

The "Market Contagion" scenario accounts for all the significant markets to which Macquarie is exposed. The assumptions in this scenario are considerably more severe than the conditions that have prevailed in the recent period of market volatility. Macquarie's exposure to the 'Market Contagion' stress test scenario remained low throughout the financial year. The average exposure to this stress test represents less than 2% of total equity.

Value at Risk

VaR provides a statistically based summary of overall market risk in Macquarie. It is affected by changes in market volatility and correlations and enhancements to the model. The integrity of the VaR model is tested regularly against daily profit and loss.

The VaR model uses a Monte Carlo simulation to generate normally distributed price and volatility paths for approximately 1400 benchmarks, using volatilities and correlations based on three to ten years of historical data. Emphasis is placed on more recent market movements to more accurately reflect current conditions. Each benchmark represents an asset at a specific maturity, for example one year crude oil futures or spot gold. The benchmarks provide a high level of granularity in assessing risk, covering a range of points on yield curves and forward price curves, and distinguishing between similar but distinct assets; for example crude oil as opposed to heating oil, or gas traded in different locations. Exposures to individual equities within a national market are captured by specific risk modelling incorporated directly into the VaR model.

Despite volatile market conditions, VaR generally decreased throughout the financial year as trading businesses deliberately reduced risk-taking positions. In early March 2009, VaR increased, largely due to increased activity in natural gas markets resulting from the acquisition of Constellation Energy, increased client activity in response to the current gold price and continued activity in a range of other markets.

Historically, market risk, as measured by VaR, has been modest in comparison to capital and earnings and stable as a percentage of capital. The graph below shows the daily VaR and the six month average VaR as a percentage of total equity.

Aggregate Value-at-Risk



$m
%
Value at Risk (1-day 99% confidence interval)
Value at Risk to Shareholder Funds
35
30
25
20
15
10
5
0
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
Sep-08
Mar-09

Risk Management Report
continued

Value-at-Risk figures for year ended 31 March

	2009 Average $m	2009 Maximum $m	2009 Minimum $m	2008 Average $m	2008 Maximum $m	2008 Minimum $m
Equities	5.79	16.41	3.27	7.45	15.30	4.37
Interest rates	5.25	10.04	2.52	3.22	5.51	2.12
Foreign exchange and bullion	5.00	14.97	1.49	3.15	7.77	1.25
Commodities and energy	9.03	17.04	0.20	10.80	17.70	3.73
Aggregate	13.01	24.17	9.28	13.55	19.54	8.69

Trading Revenue

The effectiveness of Macquarie's risk management methodology can be measured by Macquarie's daily trading results. Particularly during periods of highly volatile market activity, as witnessed throughout the past year; the small quantity and magnitude of daily losses incurred by Macquarie is indicative both of an effective risk management framework and business operations focused on servicing client needs.

Macquarie's market risk trading activities are based on earning income from spreads, franchise businesses and client flows. The client franchise activities necessarily involve principal position taking although income from outright proprietary trading activity is minor.

The focus on customer flow has shown consistent profits and low volatility in trading results whilst allowing growth in those markets where significant gains can be realised. This is evident in the histogram below which shows that Macquarie made profit on 200 out of the 260 trading days.

Non-Trading market risk

Macquarie also has exposure to non-traded interest rate risk, generated by banking products such as loans and deposits. Interest rate exposures, where possible, are transferred into the trading books of Group Treasury and managed under market risk limits. However, some residual interest rate risks remain in the banking book due to factors outside the interest rate market, or due to timing differences in accumulating exposures large enough to hedge. These residual risks in the banking book are not material but are nevertheless monitored and controlled by RMG and reported to senior management regularly.

Daily trading profit and loss
Number of days


70
60
50
40
30
20
10
0
<-12.5
<-10
<-7.5
<-5
<-2.5
<0
>0
>2.5
>5
>7.5
>10
>12.5
>15
>17.5
>20
>22.5
>25
>27.5
A$ million

Economic capital

Macquarie has developed an economic capital model that is used to quantify Macquarie's aggregate level of risk.

The economic capital framework complements the management of specific risk types such as equity, credit, market and operational risk by providing an aggregate view of the risk profile of Macquarie.

The economic capital model is used to support business decision-making, and has three main applications:

- capital adequacy assessment
- risk appetite setting
- risk-adjusted performance measurement.

Capital adequacy assessment

Macquarie assesses capital adequacy for both Macquarie Group Limited and Macquarie Bank Limited. In each case, capital adequacy is assessed on a regulatory basis and on an economic basis, with capital requirements assessed as follows:

	Economic	Regulatory
Macquarie Bank Limited	Internal model, covering just exposures of the Banking Group	Capital to cover risk-weighted assets and regulatory deductions, according to APRA's banking prudential standards
Macquarie Group Limited	Internal model, covering all exposures of Macquarie	Bank regulatory capital requirement as above plus economic capital requirement of the Non-Banking entities

Economic capital adequacy means an internal assessment of capital adequacy, designed to ensure Macquarie has sufficient capital to absorb all but the most extreme losses, thereby providing creditors with the required degree of protection.

Potential losses are quantified using the Economic Capital Adequacy Model (ECAM). These potential losses are compared to the capital resources available to absorb loss, consisting of book equity and eligible hybrid equity. Earnings are also available to absorb losses, however only a fraction of potential earnings is recognised as a buffer against losses.

The ECAM quantifies the following types of risk:

- equity risk
- credit risk
- operational risk
- traded market risk

It also measures the risk of decline in value of assets held as part of business operations, e.g. fixed assets, goodwill, capitalised expenses and certain minority stakes in associated companies or stakes in joint ventures as well as non-trading interest rate risks.

The overall regulatory capital requirement of the non-banking entities within Macquarie agreed with the Australian Prudential Regulation Authority (APRA) is determined by the ECAM, as noted in the preceding table. The regulatory capital adequacy of Macquarie as at March 2009 is set out below.

Macquarie Group Limited – Regulatory capital position 31 March 2009


Banking Group
Non-Banking Group
Capital Surplus
$ billion
Minimum Regulatory Capital Requirement
Buffer for Volatility, Growth and Strategic Flexibility
Regulatory Capital Position as at 31 March 2009
0
1
2
3
4
5
6
7
8
9
10
11

Risk Management Report
continued

Macquarie is currently well capitalised – a substantial regulatory capital surplus exists. An element of this surplus is set aside as a buffer against volatility in the drivers of capital adequacy. The remaining surplus is available to support growth and provide strategic flexibility. Capital raisings in 2006, 2007 and 2008, significant retained earnings and the contributions of dividend reinvestment plans and other schemes have contributed to the strong capital position.

The Tier 1 and total capital ratios for the Banking Group as at 31 March 2009 were 11.4 per cent and 14.4 per cent respectively.

The capital adequacy results are reported to Board and senior management on a regular basis, together with projections of capital adequacy under a range of scenarios.

Risk appetite setting

Macquarie's risk appetite is expressed through the risk limit framework. This consists of the specific risk limits given to various businesses and products or industry sectors and also a Global Risk Limit which constrains the aggregate level of risk. The Global Risk Limit is set to protect earnings and ensure we emerge from a downturn with sufficient capital to operate.

Aggregate risk is broken down into two categories:

- *Business risk*, meaning decline in earnings through deterioration in volumes and margins due to market conditions
- *Potential losses*, meaning potential credit losses, write-downs of equity investments, operational risk losses and losses on trading positions.

Potential losses are quantified using a version of the economic capital model.

Business risk is captured via a Macquarie-wide scenario analysis process that produces an assessment of earnings capacity in a severe downturn scenario.

In the Risk Appetite Test, potential losses are compared to the underlying earnings. Macquarie is likely to generate even in a severe downturn plus surplus regulatory capital.

A principal use of the risk appetite test is in setting the Equity Risk Limit (ERL). This limit constrains Macquarie's aggregate level of risk arising from principal equity positions, managed fund holdings, property equity investments, lease residuals and other equity investments. Any increases in the ERL are sized to ensure that even under full utilisation of this limit, and allowing for growth in other risk types, the requirements of the Risk Appetite Test will be met.

Risk-adjusted performance measurement

At Macquarie, proposals for all significant new deals, products and businesses must contain an analysis of risk-adjusted returns, using methodology set out by RMG. These returns are considered together with other relevant factors by the Executive Committee and Board in assessing these proposals and thus are one element of discipline in the risk acceptance process.

Risk-adjusted performance metrics for each business unit are prepared on a regular basis and distributed to Operations Review Committee and the Board as well as to business units. Risk-adjusted performance metrics for each business unit are a significant input into performance based remuneration.

Liquidity Risk

Liquidity management

The two primary external funding vehicles for Macquarie are Macquarie Group Limited (MGL) and Macquarie Bank Limited (MBL). MGL provides funding principally to the Non-Banking Group and limited funding to some MBL Group subsidiaries. MBL provides funding to the Banking Group and as part of Macquarie's restructure provides an intra-group loan to MGL.

The high level funding relationships of Macquarie are shown below:


Debt
Macquarie Group Limited (MGL)
Equity
Debt and equity
Intra-group loan
Debt and equity
Debt and hybrid equity
Macquarie Bank Limited (MBL) Banking Group
Non-Banking Group

Macquarie's liquidity risk management framework ensures that both MGL and MBL are able to meet their funding requirements as they fall due under a range of market conditions.

Liquidity management is performed centrally by Group Treasury, with oversight from the Asset and Liability Committee, the MGL and MBL Board and RMG. MGL Group and MBL Group's liquidity policies are approved by their respective Board after endorsement by the Asset and Liability Committee.

The Asset and Liability Committee includes the Chief Executive Officer, the Chief Financial Officer, Head of RMG, Treasurer and Business Group Heads.

RMG provides independent prudential oversight of liquidity risk management, including the independent validation of liquidity scenario assumptions, liquidity policies, and the required funding maturity profile.

Liquidity Policy and Principles

MGL provides funding predominantly to the Non-Banking Group. As such, the MGL liquidity policy outlines the liquidity requirements for the Non-Banking Group. The key requirement of the policy is that MGL is able to meet all of its repayment obligations for the next 12 months with no access to funding markets.

Reflecting the longer term nature of the Non-Banking Group asset profile, MGL is funded predominantly with a mixture of capital and long term wholesale funding. MGL has no short term wholesale funding.

The MBL liquidity policy outlines the liquidity requirements for the Banking Group. The key requirement of the policy is that MBL is able to meet all of its repayment obligations for the next 12 months through a period of constrained access to wholesale funding markets.

MBL is funded mainly by capital, long term liabilities and deposits.

The liquidity management principles apply to both MGL and MBL and include the following:

Liquidity and Funding Management

- All liquidity requirements are managed centrally by Group Treasury
- Liquidity risk is managed through setting limits on the maturity profile of assets and liabilities
- A Liquidity Contingency Plan is approved by the Board and reviewed periodically
- A funding plan is prepared annually and the funding position is monitored throughout the year
- Diversity and stability of funding sources is a key priority.

Liquidity Limits

- Term assets must be funded by term liabilities
- Cash and liquid assets are sufficient to cover a twelve month stress scenario
- Cash and liquid assets held to meet stress scenarios must be unencumbered, high quality liquid assets and cash
- Short term assets exceed short term wholesale liabilities.

Scenario Analysis

Scenario analysis is central to Macquarie's liquidity risk management framework. Group Treasury models a number of liquidity scenarios covering both market-wide crises and firm-specific crises. The objective of this modelling is to ensure MGL and MBL's ability to meet all repayment obligations under each scenario and determine the capacity for asset growth. The modelling includes 12 month liquidity scenarios significantly more severe than the conditions that have been experienced since August 2007.

Scenarios are run over a number of timeframes and a range of conservative assumptions are used with regard to access to capital markets, deposit outflows, contingent funding requirements and asset sales.

Risk Management Report
continued

Liquid asset holdings

Group Treasury maintains a portfolio of highly liquid unencumbered assets in both MGL and MBL to ensure adequate liquidity is available in all funding environments, including worst case conditions. The minimum liquid asset requirement is calculated from scenario projections and also complies with regulatory minimum requirements.

To determine the minimum level of liquid assets, reference is made to the expected minimum cash requirement during a combined market-wide and firm-specific crisis scenario over a twelve month timeframe. This scenario assumes no access to new funding sources, a significant loss of deposits and contingent funding outflows resulting from undrawn commitments, market moves on derivatives and other margined positions. The size of the liquid asset portfolio must always exceed the minimum cash requirement as calculated in this model.

The liquid asset portfolio contains only unencumbered assets that can be relied on to maintain their liquidity in a crisis scenario. At least 90% of the liquid assets portfolio must be repo eligible with a central bank. The remaining 10% must be approved by Group Treasury and RMG before inclusion in the liquid asset portfolio. As at 31 March 2009, 97% of the liquid asset portfolio was eligible for repurchase with central banks.

The liquid asset portfolio typically includes unencumbered cash and central bank repo eligible Government, Semi-Government, Supranational, government guaranteed bank and unguaranteed bank securities and AAA rated Australian residential mortgage backed securities. In addition, the portfolio includes other very short dated, high quality liquid assets such as A-1+ rated Australian residential mortgage backed commercial paper.

The liquid asset portfolio is largely denominated and held in Australian dollars and to a lesser extent in US dollars or other currencies where appropriate.

Liquidity contingency plan

Group Treasury maintains a liquidity contingency plan. The liquidity contingency plan defines roles and responsibilities and actions to be taken in a liquidity event. This includes identification of key information requirements and appropriate communication plans with both internal and external parties.

Specifically, the plan details factors that may constitute a crisis, the officer responsible for enacting the contingency management, a committee of senior executives who would be responsible for managing a crisis, the information required to effectively manage a crisis, a public relations strategy, a high level check list of actions to be taken, and contact lists to facilitate prompt communication with all key internal and external stakeholders. The liquidity contingency plan is subject to regular review (at least annually) by both Group Treasury and RMG and is submitted to the Board for approval.

Funding transfer pricing

An internal funding transfer pricing system is in place which aims to align businesses with the overall funding strategy of Macquarie. Under this system the costs of long- and short-term funding are charged out, and credits are made to Business Units that provide long-term stable funding.

Credit ratings

Credit ratings at 31 March 2009 are detailed below.

	Macquarie Group Limited			Macquarie Bank Limited		
	Short-term rating	**Long-term rating**	**Long-term rating outlook**	**Short-term rating**	**Long-term rating**	**Long-term rating outlook**
Fitch Ratings	F-1	A	Stable	F-1	A+	Stable
Moody's Investors Services	P-1	A2	Negative	P-1	A1	Negative
Standard and Poor's	A-2	A-	Negative	A-1	A	Negative

Legal and compliance risk

Macquarie actively manages legal and compliance risks to its businesses. Legal and compliance risks include the risk of breaches of applicable laws and regulatory requirements, actual or perceived breaches of obligations to clients and counterparties, unenforceability of counterparty obligations and the inappropriate documentation of contractual relationships.

Each of Macquarie's businesses is responsible for developing and implementing its own legal risk management and compliance procedures. RMG assesses compliance risk from a Macquarie-wide perspective and works closely with legal, compliance and prudential teams throughout Macquarie to ensure compliance risks are identified and appropriate standards are applied consistently to manage these compliance risks. The development of new businesses and regulatory changes, domestically and internationally, are key areas of focus within this role.

RMG performs an oversight role to the divisional compliance staff to ensure appropriate standards are adhered to.

Reputational risk

All activities have elements of reputation risk embedded. Managing reputation risk is an essential role of senior management as it has the potential to impact earnings and access to capital. Macquarie seeks to manage and minimise reputation risk through its corporate governance structure and risk management framework.

Macquarie operates under a strong corporate governance structure consistent with the regulatory requirements of various regulators including the Australian Securities & Investments Commission (ASIC) and APRA. Goals and Values incorporating a clear code of ethics are communicated to all staff and Integrity Officers are in place to deal with potential issues of integrity.

Business units take ownership of risk, including reputation risk. In addition, a robust, independent risk management framework incorporates active management and monitoring of risks arising within Macquarie. The implementation of this framework by RMG is a major mitigant to reputation risk.

The various policies, procedures and practices in place aim to minimise reputation risk and regular reporting to the Executive Committees and Boards includes detail on reputational risk issues as appropriate.

The direct losses arising from reputational risk (such as loss of mandates and regulatory fines) are taken into account in the operational risk capital model.

Internal Audit

Internal Audit provides independent assurance to senior management and the Board on the adequacy and effectiveness of Macquarie's financial and risk management framework. Internal Audit forms an independent and objective assessment as to whether risks have been adequately identified, adequate internal controls are in place to manage those risks and those controls are working effectively. Internal Audit is independent of both business management and of the activities it reviews. The Head of Internal Audit is jointly accountable to the BACC and the Head of RMG and has free access at all times to the BACC.

Basel II

Macquarie Bank is accredited under the Foundation Internal Ratings Based Approach ('FIRB') for credit risk, the Advanced Measurement Approach ('AMA') for operational risk, the internal model approach for market risk[1] and the internal model approach for interest rate risk in the banking book.

These advanced approaches place a higher reliance on a bank's internal capital measures and therefore require a more sophisticated level of risk management and risk measurement practices.

[1] Standard approach applied for specific risk on debt securities

Directors' Report
for the financial year ended 31 March 2009

In accordance with a resolution of the Voting Directors (the Directors) of Macquarie Group Limited (Macquarie), the Directors submit herewith the income statements and cash flow statements for the year ended 31 March 2009 and the balance sheets as at 31 March 2009 of the Company and its subsidiaries (the consolidated entity) at the end of, and during, the financial year ended on that date and report as follows:

Directors

At the date of this report, the Directors of the Macquarie are:

Non-Executive Director
D.S. Clarke, AO, Chairman[1]

Executive Directors
N.W. Moore, Managing Director and Chief Executive Officer[2]
L.G. Cox, AO

Independent Directors
P.M. Kirby
C.B. Livingstone, AO
H.K. McCann, AM[3]
J.R. Niland, AC
H.M. Nugent, AO
P.H. Warne

(1) Due to illness, Mr Clarke sought and was granted leave of absence from 27 November 2008.

(2) Mr Moore was appointed to the Board in February 2008 and assumed the roles of Managing Director and Chief Executive Officer on 24 May 2008 upon Mr A.E. Moss' retirement.

(3) Mr McCann was appointed Acting Chairman on 27 November 2008 and has served in this capacity since that time.

The Directors listed above each held office as a Director of Macquarie throughout the financial year ended 31 March 2009. Those Directors listed as Independent Directors have been independent throughout the period of their appointment.

Mr A.E. Moss was Managing Director and Chief Executive Officer from the beginning of the financial year until his retirement on 24 May 2008.

Details of the qualifications, experience and special responsibilities of the Directors and qualifications and experience of the Company Secretaries at the date of this report are set out in Schedule 1 at the end of this report.

Directors' meetings

The number of meetings of the Board of Directors (the Board) and meetings of Committees of the Board, and the number of meetings attended by each of the Directors of Macquarie during the financial year is summarised in the tables below:

Board meetings

	Monthly Board meetings (12)		Special Board Meetings (8)	
	Eligible to attend	Attended	Eligible to attend	Attended
D.S. Clarke[(1)]	12	7	8	5
N.W. Moore	12	12	8	8
L.G. Cox	12	12	7	6
P.M. Kirby	12	12	8	7
C.B. Livingstone	12	11	8	8
H.K. McCann	12	12	8	8
J.R. Niland	12	12	8	7
H.M. Nugent	12	12	8	8
P.H. Warne	12	12	8	7
A.E. Moss[(2)]	1	1	1	1

Board committee meetings

	Board Audit and Compliance Committee meetings (8)		Board Corporate Governance Committee meetings (4)		Board Nominating Committee meetings (3)		Board Remuneration Committee meetings (8)		Board Risk Committee meetings (4)	
	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended
D.S. Clarke[(1)]	-	-	-	-	3	1	8	4	4	2
N.W. Moore	-	-	-	-	-	-	-	-	4	4
L.G. Cox	-	-	-	-	-	-	-	-	4	4
P.M. Kirby	8	8	4	4	-	-	-	-	4	4
C.B. Livingstone	8	8	-	-	3	3	-	-	4	3
H.K. McCann	8	7	4	4	2	2	4	2	4	4
J.R. Niland	-	-	4	4	-	-	8	8	4	4
H.M. Nugent	-	-	-	-	3	3	8	8	4	4
P.H. Warne	8	8	-	-	-	-	8	8	4	4

(1) Mr Clarke was granted leave of absence from 27 November 2008 due to illness.

(2) Mr Moss retired as Managing Director and Chief Executive Officer on 24 May 2008.

There were two Board Sub-Committee meetings to review and then approve the issue of Macquarie Convertible Preference Securities. The first meeting was attended by all of its members, being Mr Clarke, Mr Moss, Mr Cox, Mr Moore, Mr Kirby, Ms Livingstone, Mr McCann, Dr Niland and Mr Warne. The second meeting was also attended by all of its members, being Mr Clarke, Mr Moore, Mr Cox, Mr Kirby, Dr Niland and Mr Warne.

There was a special purpose Board Sub-Committee to approve certain public statements. This Sub-Committee comprised of Mr McCann, Ms Livingstone and Mr Moore and met twice with all members in attendance.

Directors' Report
for the financial year ended 31 March 2009 continued

Principal activities

The principal activity of the Company during the financial year ended 31 March 2009 was to act as a non-operating holding company (NOHC) for the consolidated entity. The activities of the consolidated entity were those of a financial services provider of banking, financial, advisory, investment and funds management services. In the opinion of the Directors, there were no significant changes to the principal activities of the consolidated entity during the financial year under review not otherwise disclosed in this report.

Result

The financial report for the financial years ended 31 March 2009 and 31 March 2008, and the results herein, have been prepared in accordance with Australian Accounting Standards.

The consolidated profit from ordinary activities after income tax attributable to ordinary equity holders for the financial year ended 31 March 2009 was $871 million (2008: $1,803 million).

Dividends and distributions

Subsequent to year end, the Directors have announced a final ordinary dividend of $0.40 per share franked at 60 per cent, in relation to the financial year ended 31 March 2009. The final ordinary dividend is payable on 3 July 2009.

On 30 January 2009 the Group paid an interim ordinary dividend of $1.45 per share ($410 million in aggregate) in respect of the financial year ended 31 March 2009.

On 4 July 2008 the Group paid the final dividend of $2.00 per share ($552 million in aggregate) in respect of the financial year ended 31 March 2008.

The final dividend declared of $0.40 per share brings the total dividends for the year to $1.85 per share, and the dividend payout ratio to 60 per cent, consistent with the previously stated policy.

No other dividends or distributions were declared or paid during the financial year.

State of affairs

Extremely challenging market conditions were experienced during the year. On 12 October 2008, the Australian Government announced guarantee arrangements for deposits in eligible authorised deposit-taking institutions (ADIs) for a period of three years from 12 October 2008. The deposit guarantee applies to deposits held in eligible ADIs by all types of legal entities, regardless of where the depositor resides. For deposits of or under $1 million, the deposit guarantee is free. Eligible ADIs can obtain coverage under the deposit guarantee for amounts over $1 million, for a fee.

The Australian Government also announced that it will guarantee certain wholesale term and short-term funding of eligible ADIs that meet certain criteria, in return for the payment of a guarantee fee. The facility will be withdrawn by the Australian Government once market conditions have normalised.

As at 31 March 2009, the consolidated entity has obtained Government Guarantees on deposits of $14,119 million and debt issued at amortised cost of $17,566 million.

There were no other significant changes in the state of the affairs of the consolidated entity that occurred during the financial year under review not otherwise disclosed in this report.

Review of operations and financial result

The consolidated after-tax profit attributable to ordinary equity holders of the consolidated entity for the year ended 31 March 2009 was $871 million, a decrease of 52 per cent from $1,803 million in the previous year.

The effective tax rate for the year of 1.7 per cent is also well down on the prior year. Whilst the level of permanent differences on underlying income has been relatively consistent with the prior year, significant impairment charges on equity investments recognised in the year to 31 March 2009 has reduced profit before tax, resulting in a significant reduction in the overall effective tax rate.

Earnings per share were $3.10 for the year, a decrease of 54 per cent from $6.71 in the prior year.

Return on equity for the year to 31 March 2009 was 9.9 per cent, down from 23.7 per cent for the prior year. The decrease in the current year result combined with capital growth initiatives in recent years are the main drivers. In July 2008 Macquarie further increased its regulatory capital base through the $600 million issue of Macquarie Convertible Preference Securities (Macquarie CPS).

Net operating income for the year to 31 March 2009 was $5,526 million, a 33 per cent decrease on the prior year. Reasonable corporate finance deal flow, and increased contribution from energy markets particularly US gas and electricity trading were offset by a significant decline in Macquarie Securities and retail broking income, especially in the second half of the year as global equity markets were severely impacted.

Included within operating income is an amount recognised as a result of changes in the credit spread on issued debt and subordinated debt carried at fair value of $274 million. In addition, Macquarie's financing of the acquisition of GBP150 million of Macquarie Income Preferred Securities (MIPS) contributed $197 million to operating income.

Income from asset and equity investments was a net loss for the year to 31 March 2009 due to a significant decrease in asset realisations during the year combined with equity accounted losses and an increase in impairments on equity investments.

Assets under management at 31 March 2009 were $243 billion, a 5 per cent increase since March 2008. Although assets under management have shown an overall net increase, the result was largely due to the weakening of the Australian dollar against major global currencies, which in turn increased the value of assets under management denominated in foreign currencies. This increase offset reductions in assets under management in non-specialist funds as falling equity indices impacted the values of listed securities, especially those funds managed by Macquarie Funds Group. Consequently, base management fees were marginally down on the prior year. Performance fees were down 39 per cent on the prior year, from $384 million to $234 million.

During the year Macquarie sold the majority of its Italian Mortgages portfolio, recognising a loss on the sale of $189 million in addition to operating losses and other restructuring and redundancy costs for the business.

International income amounted to 52 per cent of Macquarie's total operating income for the year to 31 March 2009.

Operating expenses were down 25 per cent on the prior year to $4,537 million. Employment expenses, the largest contributor to operating expenses, were down 44 per cent on the prior corresponding period to $2,359 million. The decrease in employment expenses was primarily driven by lower performance-related profit share. The overall compensation ratio reduced from 47.0 per cent in the prior year to 40.7 per cent for the year to 31 March 2009.

The expense to income ratio for the year to 31 March 2009 was 82.1 per cent, up from 73.3 per cent in the prior year. The expense to income ratio has been adversely impacted by the significant impairment charges recognised in the current year.

Additional information, including discussion and analysis relating to each of Macquarie's operating Groups' performance, is set out in the Chairman's and Managing Director's Report in the Annual Report on pages 4-9.

Review of financial position

Macquarie's liquidity risk management framework operated effectively throughout the year ensuring funding requirements were met and sufficient liquidity was maintained, despite the challenging credit market conditions. Cash and liquid assets increased from $21 billion at 31 March 2008 to $30 billion at 31 March 2009. Cash and liquid asset holdings now represent over 40 per cent of Macquarie's net funded assets.

The consolidated entity's capital management policy is to be conservatively capitalised and to maintain diversified funding sources in order to support business initiatives, particularly specialised funds and offshore expansion, whilst maintaining counterparty and client confidence.

As an Australian Prudential Regulation Authority (APRA) authorised and regulated NOHC, Macquarie is required to hold adequate regulatory capital to cover the risks for the whole Macquarie Group, including the Non-Banking Group. APRA is still developing its policy framework for supervising NOHCs. Macquarie and APRA have agreed an interim capital adequacy framework for Macquarie, based on Macquarie's Board-approved Economic Capital Model and APRA's capital standards for ADIs. This will apply until APRA's capital rules for NOHCs are finalised and implemented.

Macquarie's capital adequacy framework requires it to maintain minimum regulatory capital requirements ('Level 3 MCR') calculated as the sum of the dollar value of:

- MBL's minimum Tier 1 capital requirement, based on a percentage of risk weighted assets (RWAs) plus Tier 1 deductions (using prevailing APRA ADI Prudential Standards);
- The Non-ADI Group capital requirement, using Macquarie's Economic Capital Adequacy Model adjusted for the capital impact of transactions internal to the Macquarie Group.

The consolidated entity has satisfied its externally imposed capital requirements throughout the year. At 31 March 2009, the Macquarie Bank consolidated entity had a Tier 1 Capital Ratio of 11.4 per cent and a total capital ratio of 14.4 per cent. The Macquarie consolidated entity remains well capitalised with $3.1 billion of eligible capital in excess of the Level 3 MCR.

Events subsequent to balance date

At the date of this report, the Directors are not aware of any matter or circumstance which has arisen that has significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in the financial years subsequent to 31 March 2009 not otherwise disclosed in this report.

Likely developments in operations and expected outcomes

Market conditions are likely to remain challenging making short-term forecasting extremely difficult. We continue to maintain a cautious stance with a conservative approach to both funding and capital.

We believe we are well placed to achieve growth as a result of our strong balance sheet and strong team and we believe market conditions will provide opportunities for medium-term growth.

Directors' Report – Remuneration Report
for the financial year ended 31 March 2009

Contents

Executive Summary

Macquarie's remuneration framework drives superior shareholder returns over the long-term by aligning the short and long-term interests of staff and shareholders, and by attracting and retaining high quality people. This approach, and its consistency over time, has contributed to Macquarie's growth in earnings, return on equity and resilience relative to peers in current market conditions.

Over previous years, this has led to strong shareholder returns. This year, the global financial crisis resulted in a disappointing deterioration in financial performance for shareholders. While Macquarie Group Limited (Macquarie) outperformed peers to report a profit for the year, overall performance declined on prior years. Overall at risk remuneration declined accordingly.

The Macquarie Board (the Board) considers that Macquarie's remuneration approach helped drive outperformance in a difficult period. Long-term profit performance, return on equity and total shareholder return compared favourably with peers during a period in which several international investment banks and global financial institutions failed or reported significant losses.

The global financial crisis has resulted in remuneration practices, particularly in the financial services industry, coming under closer scrutiny from governance groups, regulators, governments, politicians and the broader community. Macquarie's existing remuneration practices measure up well against the changes generally recommended by these groups. Nonetheless, Macquarie proposes to adapt its remuneration approach consistent with emerging global trends.

In March, the Board announced changes to Macquarie's remuneration arrangements, subject to shareholder approval at the July 2009 Annual General Meeting (AGM). The proposed changes reflect global remuneration and regulatory trends. The changes are also consistent with Macquarie's longstanding approach where staff profit share is linked to profitability and factors including contribution to profit, use of capital, funding and risk. The proposals expand on changes to remuneration introduced in 2008. Those changes included an increase in the portion of performance-based profit share deferred and allocated as equity for Executive Committee members, including the Managing Director and Chief Executive Officer.

Specifically, the Board proposes:

- profit share paid out in cash reduces while the percentage of retained profit share increases
- for Executive Directors, retained profit share is fully invested in a combination of Macquarie fully paid ordinary shares (Macquarie ordinary shares) and Macquarie-managed fund equity
- the vesting and payout schedule for retained profit share changes
- a departing Executive Director's unvested retained profit share is only paid out in the case of genuine retirement and is subject to forfeiture provisions. The current six month period after which a departing Executive Director's retained profit share is paid out is lengthened
- transitional arrangements align the old and new schemes
- for other staff, retained profit share is delivered in Macquarie ordinary shares. There are no changes to the vesting or retention arrangements for these staff
- overall, new options granted are substantially reduced.

The foundation of Macquarie's remuneration structure will continue to emphasise performance-based remuneration, with an appropriate balance between short and longer-term incentives as well as risks. The proposed changes place an even greater emphasis on longer-term incentives. If adopted, the changes enhance the alignment of staff and shareholders' interests and Macquarie's ability to attract and retain high quality staff.

Directors' Report – Remuneration Report
for the financial year ended 31 March 2009 continued

Fixed remuneration, in the form of base salary, is low relative to senior roles in other Australian corporations. This is still considered appropriate, encouraging executives to take a more performance-oriented approach. In 2009, fixed remuneration for Macquarie's nine Executive Committee members comprised, on average, only 13 per cent of total remuneration. This is higher than the proportion in 2008 due to lower profit share allocation. The remaining 87 per cent of their remuneration was entirely at risk.

Performance-based remuneration is truly variable. Performance-based profit share is allocated to businesses and, in turn, to individuals based on performance. Performance is primarily assessed as relative contribution to profits while taking into account capital usage and risk management. This results in businesses and individuals being motivated to increase earnings and use shareholder funds efficiently. In addition, other qualitative measures are used in assessing individual performance, such as: how business is done; risk management; governance and compliance; long-term sustainability; people leadership and adherence to Macquarie's Goals and Values. Staff are motivated to work co-operatively given their profit share will reflect Macquarie's overall performance, the relative performance of their business and their individual contribution.

The Board and management seek to ensure remuneration for staff in prudential roles (including the Chief Risk Officer) preserves the independence of the function and maintains Macquarie's robust risk management framework.

Outcomes of using net profit after tax (NPAT) and return on equity (ROE) as drivers of performance are that:

- for a given level of NPAT, other things being equal, total profit share is less if more capital is used to generate it
- for a given level of capital employed, total profit share rises or falls with NPAT. Macquarie's total profit share pool increases with performance and no maximum ceiling is imposed. This aligns staff and shareholders' interests and provides the strongest incentive to staff to continuously strive to maximise long-term profitability.

Profit share is delivered in ways that encourage a longer-term perspective, alignment with shareholders' longer-term interests and staff retention. In turn, this encourages staff to maximise profit without exposing Macquarie to risk or behaviours that jeopardise long-term profitability or reputation.

Currently, the Managing Director and Chief Executive Officer and other Executive Committee Members have 20 per cent of each annual profit share allocation retained for 10 years, subject to vesting and forfeiture conditions. It is notionally invested in an investment portfolio of Macquarie-managed fund equity. An additional 20 per cent (35 per cent for the Managing Director and Chief Executive Officer) of profit share is invested in Macquarie ordinary shares and retained for three years. All Executive Directors are required to hold the deemed after-tax equivalent of 10 per cent of their profit share over the last five years, or ten years in the case of Executive Committee members, in Macquarie ordinary shares (for Executive Committee members this is satisfied by the shares held under the Executive Committee Share Plan).

Under the proposed changes, 50 per cent (55 per cent for the Managing Director and Chief Executive Officer) of each Executive Director's annual gross profit share allocation will be withheld and will vest from years three to seven, subject to restrictions. Retained amounts will be fully invested in a combination of Macquarie ordinary shares and Macquarie-managed fund equity to reflect an individual executive's responsibilities and to strengthen alignment with Macquarie and Fund securityholders' interests.

Options grants will be substantially reduced going forward. The Board considers retaining profit share and investing it in Macquarie ordinary shares to be the most effective way to deliver equity to staff in the current environment.

Executive Committee members are the only staff receiving options in 2009 and in the future. This addresses the issue of option dilution which has previously concerned some investors. Executive Committee options will continue to vest in three tranches after two, three and four years and may only be exercised if a challenging performance hurdle is met. The performance hurdle requires Macquarie's three year average return on ordinary equity to be above the 65th percentile of that measure for those companies in the S&P/ASX Index.

Macquarie prohibits staff from hedging:

- unvested options
- shares held to meet the minimum shareholding requirement
- shares held in the Executive Committee Share Acquisition Plan.

Hedging unvested retained profit share delivered in Macquarie ordinary shares will also be forbidden.

Executives are required to conduct trading in Macquarie ordinary shares only during designated trading windows.

Currently **on leaving Macquarie,** Executive Directors may receive their vested retained profit share (assuming there are no disqualifying events). Subject to regional variations, they may be entitled to other contractual or statutory payments, including notice, accrued service related benefits and/or pension or superannuation benefits. They may also exercise vested options for up to six months after termination. There are no other contractual termination entitlements.

In future, departing Executive Directors' unvested retained profit share will only be paid out in the case of genuine retirement, subject to forfeiture provisions. The current six month period after which a departing Executive Director's retained profit share is paid out will lengthen. The payment of the last two years of a departing Executive Director's retained profit share will be subject to forfeiture if it is found that the individual has acted in a way that damages Macquarie, including but not limited to acts that lead to a material financial restatement, a significant financial loss or any significant reputational harm to Macquarie or its businesses.

The remuneration approach is managed via **strong governance structures and processes**. Conflicts of interest are managed proactively and assiduously. The Board Remuneration Committee (BRC) makes recommendations to the Non-Executive Directors of the Board on key decisions that have not been delegated to the Board Remuneration Committee.

Non-Executive Director fees are set in line with market rates for relevant Australian financial organisations and reflect the time commitment and responsibilities involved within the shareholder approved aggregate limit.

This overall approach to remuneration has contributed to strong shareholder returns over time.

Directors' Report – Remuneration Report
for the financial year ended 31 March 2009 continued

Introduction

Macquarie's remuneration strategy is designed to ensure its people are focused on generating outstanding shareholder value and are rewarded in line with the outcomes they achieve. This broad strategy has been in place since the inception of Macquarie, evolving over time to ensure the system continues to meet its overriding objectives.

The Board of Directors oversees Macquarie's remuneration arrangements, including executive remuneration and the remuneration of Non-Executive Voting Directors. The Board has established the BRC which annually reviews the remuneration strategy to ensure it delivers the best outcomes for Macquarie and shareholders.

The Macquarie Board of Directors proposes changes to its remuneration approach, subject to shareholder approval. The changes reflect global remuneration trends and are consistent with Macquarie's existing remuneration framework.

1. **While overall performance declined as a result of the global financial crisis, the remuneration approach contributed to Macquarie outperforming peers.**
2. **Macquarie intends proactively to respond to emerging global remuneration trends to ensure ongoing long-term alignment with shareholder interests and to retain staff.**
3. **Subject to shareholder approval, Macquarie will modify its remuneration arrangements to meet the challenges posed by the current environment.**

These points are discussed in detail in sections one to three of this Report.

This Remuneration Report has been prepared in accordance with the *Corporations Act 2001* (Cth) (the Act). The Report contains disclosures as required by Accounting Standard AASB 124: *Related Party Disclosures* as permitted by Corporations Regulation 2M.6.04.

Financial information is used extensively in this Report. Some long-term trend information is presented, although accounting standards and practices have changed over time. In particular, throughout this Remuneration Report:

- financial information for Macquarie relating to the years ended 31 March 2006, 31 March 2007, 31 March 2008 and 31 March 2009 has been presented in accordance with Australian Accounting Standards equivalent to International Financial Reporting Standards (AIFRS)
- financial information for Macquarie relating to the year ended 31 March 2005 has been restated in accordance with AIFRS, with the exception of AASB 132: *Financial Instruments: Presentation* and AASB 139: *Financial Instruments: Recognition and Measurement*, which became effective from 1 April 2005
- financial information for Macquarie relating to earlier periods has not been restated in accordance with AIFRS, and is, therefore, presented in accordance with the Australian Accounting Standards prevailing at the time.

1 While overall performance declined, Macquarie is outperforming peers

The overarching goal of the remuneration framework is to drive superior shareholder returns over the long term. Macquarie's remuneration approach and its consistency over time have contributed to maximising growth in earnings and return on equity. Over previous years, this has led to strong shareholder returns.

The global financial crisis, unprecedented in Macquarie's history, is affecting firms globally, particularly those in financial services. Macquarie's performance over the year has deteriorated and shareholders have suffered through a significant decline in the value of their shares and a reduced final dividend. The Board believes that while overall performance declined as a result of the economic climate, Macquarie's remuneration approach has contributed to significant relative outperformance. The following tables and commentary provide further details.

Performance over past five years 2004-2009

	$	2004	2005	2006	2007	2008	**2009**	5 year Growth
Earnings								
Net profit after tax attributable to ordinary equityholders	millions	494	812	916	1,463	1,803	**871**	76%
Basic Earnings per Share	cents per share	233.0	369.6	400.3	591.6	670.6	**309.6**	33%
Return on equity								
Return on average ordinary shareholders' funds		22.3%	29.8%	26.0%	28.1%	23.7%	**9.9%**	
Total shareholder returns								
Dividend – Interim and Final	cents per share	122	161	215	315	345	**185**	52%
Dividend – Special	cents per share	–	40	–	–	–	**–**	
Share price at 31 March	$	35.80	48.03	64.68	82.75	52.82	**27.05**	(24)%
Annual Total Shareholder Return*	%	52.8	39.0	40.2	32.6	(33.6)	**(44.1)**	
Five-Year Total Shareholder Return							**(4)%**	
10 year Total Shareholder Return							**117%**	

* Throughout this Report, Total Shareholder Return (TSR) represents the accumulated share price return when all cash dividends are reinvested at the ex-dividend date.

Directors' Report – Remuneration Report
for the financial year ended 31 March 2009 continued

1.1 Overall performance has declined

While Macquarie has remained profitable amid unprecedented market volatility, overall performance declined on prior years.

NPAT grew strongly from 1999 to 2008. In 2009, NPAT fell from $1,803 million (2008) to $871 million. The 10-year compound annual growth rate is 18 per cent.

Net profit after tax attributable to ordinary equity holders
$ million

Growth: 428 %;
Ten year compound annual growth rate 18%


1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Similarly, while Macquarie's shareholder returns have historically outperformed the All Ordinaries Accumulation Index since listing, these returns have fallen sharply over the past two years.

1.2 Relative performance has been satisfactory

The global financial crisis began in 2007, accelerating in 2008 and into 2009 when share prices plunged and liquidity issues arose for many financial institutions throughout the world. Several of Macquarie's peers and other major US and European financial institutions faltered or failed, while other peers and major US and European financial institutions experienced significant losses.

While Macquarie's overall performance has declined, Macquarie outperformed all competitor peers on a relative basis.

Competitor comparisons are complicated by the distinct nature of Macquarie's business mix. It is difficult to determine which peers are appropriate for comparison purposes. Macquarie's business mix is a hybrid of international investment banks and private equity firms. Private equity firms, however, are not required to publicly disclose aggregate or individual remuneration details. As a result the best available comparisons are international investment banks, despite significant business mix differences.

Where possible, the same global investment banking competitor peer group as last year has been consistently used throughout the Remuneration Report for comparison purposes. This peer group comprises Babcock & Brown (to which a voluntary administrator has been appointed), Credit Suisse, Deutsche Bank, Goldman Sachs, Lehman Brothers (until 12 September 2008, the last day of trading prior to its collapse on 15 September 2008), Merrill Lynch, Morgan Stanley and UBS. As Bear Stearns is not able to be used this year since its collapse and subsequent acquisition by JP Morgan Chase, JP Morgan Chase has been included as a peer. Where appropriate, segment information has been used as disclosed throughout the Report. Competitor information is presented in the same order throughout the Report. Gaps are left in exhibits and tables where information for a particular competitor is not available or cannot be used for the particular measure in the chart.

Macquarie total shareholder return versus the All Ordinaries Accumulation Index
29 July 1996 to 31 March 2009


%
MGL total shareholder return
All Ordinaries Accumulation Index
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Jul 1996
Jul 1997
Jul 1998
Jul 1999
Jul 2000
Jul 2001
Jul 2002
Jul 2003
Jul 2004
Jul 2005
Jul 2006
Jul 2007
Jul 2008

Indexed to 100 on 29 July 1996. The *"All Ordinaries Accumulation Index"* line in the above chart is based on the S&P/ASX 500 Accumulation Index from 31 March 2000. Prior to this, it was based on the All Ordinaries Accumulation Index. Macquarie TSR calculations here and throughout this Report assume continuous listing. Hence, they are based on Macquarie Bank Limited (ASX code: MBL) data up to and including 2 November 2007, the last day of trading of Macquarie Bank Limited shares, and Macquarie Group Limited (ASX code: MQG) data from the commencement of trading Macquarie Group Limited shares on 5 November 2007 onwards.

The table below shows competitors used in charts or tables in the Remuneration Report:

Table/Chart	Babcock & Brown	Bear Stearns	Credit Suisse	Deutsche Bank	Goldman Sachs	JP Morgan Chase	Lehman Brothers	Merrill Lynch	Morgan Stanley	UBS
Compensation ratio	x[d]	x[d]	✓	✓	✓	IB	x[d]	x[d]	✓	✓
NPAT 10 year growth table	x[a]	✓	✓	✓	✓	✓	✓	✓	✓	✓
NPAT 10 year growth chart	x[a] x[c]	x[c]	x[b]	x[b]	✓	✓	x[c]	x[b]	✓	x[b]
ROE table	x[c]	x[c]	✓	✓	✓	✓	x[c]	✓	✓	✓
ROE chart	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
TSR since listing	x[a]	✓	✓	✓	x[a]	✓	✓	✓	✓	✓
Share utilisation	x[c]	x[c]	✓	✓	✓	✓	x[c]	✓	✓	✓

IB= Information based on the Investment Banking Segment (or equivalent) only (only possible where segment information is presented in sufficient detail).

a = Excluded because not available for 10 years.

b = Excluded because a loss made in the current year.

c = Excluded as information not publicly available. These companies are no longer extant entities.

d = Excluded for current year as information is either not publicly available for current year or not meaningful. In these cases, prior year data is included.

Directors' Report – Remuneration Report
for the financial year ended 31 March 2009 continued

Overall, Macquarie outperformed relative to its peers on four key indicators of performance. The conclusions are as follows:

- Macquarie's compensation to expense ratio is lower than peers
- Macquarie's long-term NPAT is higher than peers
- Macquarie's ROE performance is higher than peers
- Although Macquarie's TSR has declined, it is higher than global peers.

Each indicator is discussed below.

Macquarie's compensation to expense ratio is better than peers

One guideline used to evaluate overall remuneration levels is the organisation's compensation expense to income ratio (compensation ratio). The compensation ratio is widely used within the investment banking industry to broadly review comparative remuneration levels. **It is not, however, the basis on which Macquarie's profit share pool is created.**

Macquarie's compensation ratio is compared with that of a group of peers in the chart below. Given the recent turmoil in global financial services markets, information has been provided for the last three years (or two years in the case of Babcock & Brown, Bear Stearns and Lehman Brothers). Macquarie's analysis shows that its overall compensation ratio is lower than all of its peers for 2009. The lower ratio reflects the extraordinary market conditions of 2009. It is anticipated that Macquarie's compensation ratio will be more in line with historic levels in 2010.

Compensation ratio: 2007-2009*



%
2006/2007
2007/2008
2008/2009
1350
160
80
60
40
20
0
Macquarie
Major International Investment Banking Competitors
*based on most recent statutory accounts/filings

* Competitors comprise Babcock & Brown, Bear Stearns, Credit Suisse, Deutsche Bank, Goldman Sachs, JP Morgan Chase (Investment Banking segment), Lehman Brothers, Merrill Lynch, Morgan Stanley and UBS.

Data has been calculated by Macquarie. The information is based only on publicly available information for the peer firms.

While the profit of a number of global peers over the past three years has declined significantly as a result of the global financial crisis, in some cases remuneration levels have remained high, as indicated by some of the comparator compensation ratios.

This compensation ratio analysis supports Macquarie's overall belief that its remuneration policies, including the approach to determining the profit share pool, operate in a manner that is related to profit (rather than revenue) and that they are sound.

However, while the compensation ratio effectively adjusts for differences in size between organisations, it is not an entirely satisfactory measure to use in assessing compensation levels because it does not take into account factors such as:

- differences in the business mix between comparator organisations
- performance differences between organisations, including such factors as capital usage and quality of earnings
- variations in accounting practices used by comparator organisations
- the extent of outsourcing activities
- differences in appetite to risk and assumptions made in regards to risk.

Long-term profit performance compares favourably

A second measure used to compare relative performance is long-term profit performance. Macquarie's analysis shows long-term profit performance is still favourable when compared with international peers. Because of losses incurred, the compound annual growth rate can only be calculated for three peer organisations.

Peers relative 10 year Growth in Net Profit after Tax: 1999 - 2009

	Compound 10 year Annual Growth Rate %
Macquarie	18
Competitor	N/M
Competitor	N/M
Competitor	N/M
Competitor	<1
Competitor	2
Competitor	N/M
Competitor	N/M
Competitor	(7)
Competitor	N/M

* The N/M references above refer to where competitors have recorded a loss for the current year and the compound 10 year annual growth rate cannot be calculated.

** Competitors comprise Bear Stearns, Credit Suisse, Deutsche Bank, Goldman Sachs, JP Morgan Chase, Lehman Brothers, Merrill Lynch, Morgan Stanley and UBS.

Net profit after tax 10 year compound annual growth rate
Macquarie versus international investment banking competitors



35
30
25
20
15
10
5
-
(5)
(10)
Macquarie
International Investment Banking Competitors

* Competitors are Goldman Sachs, JP Morgan Chase and Morgan Stanley. Competitors which have been included in comparative analysis elsewhere in this Report (but which have not continuously reported results over 10 years or have reported a loss either 10 years ago or in the current year) have been excluded from this chart, i.e. Babcock & Brown, Merrill Lynch, Credit Suisse, Deutsche Bank and UBS. Bear Stearns and Lehman Brothers have also been excluded from this analysis as there is no profit information publicly available for the period of their operation.

Return on equity performance compares favourably

Macquarie's ROE over the past 10 years has been sustained at a high level, an average of 23.2 per cent. Despite a significant reduction in the past year, Macquarie's ROE remains higher than peers and generally less volatile than competitors over the same period.

Competitor return on equity over 10 years 1999-2009*
Macquarie versus international investment banking competitors

	Return on Ordinary Equity			
	1 year %	3 year Average %	5 year Average %	10 year Average %
Macquarie	9.9	20.6	23.5	23.2
Average of Competitors	(23.6)	(0.8)	5.3	10.3
Competitor	(21.8)	7.5	10.7	7.9
Competitor	(11.3)	8.8	9.6	10.7
Competitor	4.7	22.7	21.9	20.5
Competitor	3.8	9.9	8.7	10.4
Competitor	(156.5)	(53.5)	(26.0)	(5.2)
Competitor	5.1	12.8	14.5	18.3
Competitor	(60.0)	(14.7)	3.0	9.4

* Average of most recent 10 years, except in cases where 10 years of continuous data is not available for a competitor, in which case the longest time period for which continuous data is available for that competitor has been used.

Competitors comprise Credit Suisse, Deutsche Bank, Goldman Sachs, JP Morgan Chase, Merrill Lynch, Morgan Stanley and UBS. In previous years, Babcock & Brown, Bear Stearns and Lehman Brothers have been used in this analysis but these companies are no longer extant entities.

Source: Peer underlying data from Bloomberg.

Directors' Report – Remuneration Report
for the financial year ended 31 March 2009 continued

10 Year return on ordinary equity
Macquarie versus international investment banking competitors


Macquarie
40
30
20
10
0
(10)
(20)
(60)
(170)
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Total Shareholder Return compares favourably

Macquarie's shareholder returns over the long term have been positive and higher than international investment banking competitors, although the global financial crisis has disproportionately adversely affected stocks in the financial services market.

Total shareholder return since July 1996

Macquarie Group Limited, international investment banking competitors, other top performing ASX 50 companies


1,600
1,400
1,200
1,000
800
600
400
200
0
(200)
Macquarie
International investment banking competitors*
1
2
3
4
5
7
8
9
10
Nine other best performing companies in the top 10 in the ASX 50
ASX 50

* International Investment Banking Competitors comprise Credit Suisse, Deutsche Bank, JP Morgan Chase, Lehman Brothers (up to 12 September 2008), Merrill Lynch, Morgan Stanley and UBS. Competitors which have been included in comparative analysis elsewhere in this Report but which have not been continuously listed since Macquarie Bank Limited's date of listing (29 July 1996) have been excluded from this chart, i.e. Babcock & Brown and Goldman Sachs.

1.3 Staff are motivated and focused on generating shareholder value

A key goal of Macquarie's remuneration arrangements is to attract, motivate and retain high quality people and ensure they are focused on generating shareholder value by remunerating them commensurate with their performance and Macquarie's overall performance. The Board's view is that Macquarie is still attracting and retaining the people it needs to meet its business goals and that taking into account overall profitability of Macquarie, they are being rewarded commensurate with their personal and the organisation's performance.

Macquarie attracting and retaining staff

Macquarie's remuneration arrangements have allowed Macquarie to attract, motivate and retain high quality people.

The global financial crisis has had a significant impact on financial institutions' staffing levels, with significant staff reductions being recently announced. While Macquarie has not been immune from this trend, in most areas, Macquarie has not experienced the same level of reductions as other global financial institutions. Businesses across Macquarie have reviewed their staffing levels. Some low return businesses have been exited and other businesses have merged, which has also had an impact on staffing levels. However, in other areas, the number of people employed has increased. In addition, the current climate has provided the opportunity selectively to recruit strong performers in international offices.

Macquarie also has a highly experienced senior management team. The average tenure of Macquarie's Executive Committee is over 18 years.

Tenure of Executive Committee members
Number of Years at Macquarie


35
30
25
20
15
10
5
0
Richard Sheppard
Andrew Downe
Nicholas Moore
Shemara Wikramanayake
Michael Carapiet
Nick Minogue
Greg Ward
Peter Maher
Roy Laidlaw

This trend is repeated outside of the Executive Committee.

Macquarie has a good track record of retaining senior people, with voluntary Director level turnover of approximately six per cent in 2009, which is better than last year. As at 31 March 2009, 26 per cent of Director level staff have at least 10 years' experience with Macquarie, and a further 26 per cent have between five and 10 years' experience*:

Directors' tenure as at 31 March 2009


Below 3 yrs
31%
10yrs+
26%
3yrs - 5yrs
17%
5yrs - 10yrs
26%

* This measure includes accumulated service at acquired companies, for example ING's Asian Equities business.

Compensation is in line with performance

Macquarie has to balance its goal of retaining and motivating people through remuneration against ensuring staff are paid commensurate with Macquarie's overall performance. This aligns staff and shareholder interests. As overall performance has declined, so has staff compensation. This is shown by an analysis of the annual movement in key executive remuneration measures compared with Macquarie's key financial performance measures.

Directors' Report – Remuneration Report
for the financial year ended 31 March 2009 continued

Comparison of performance measures and executive remuneration measures: 2008 and 2009

		2008	2009	Increase/ (Decrease)
Performance measures				
Net profit after tax attributable to ordinary equity holders (NPAT)	$m	1,803	**871**	(52)%
Basic Earnings per Share	cents per share	670.6	**309.6**	(54)%
Return on average ordinary shareholders' funds		23.7%	**9.9%**	
Executive remuneration measures				
Total Compensation Expense	$m	3,878	**2,247**	(42)%
Remuneration – Executive Key Management Personnel (excluding Mr A.E. Moss, Mr R. Laidlaw, Ms S. Wikramanayake)*	$m	99.99	**11.04**	(89)%
Remuneration excluding earnings on restricted profit share – Executive Key Management Personnel (excluding Mr A.E. Moss, Mr R. Laidlaw, Ms S. Wikramanayake)*	$m	110.56	**29.77**	(73)%

* Refer Appendix 2 below.

2 Response to emerging global remuneration trends

While Macquarie's remuneration approach has contributed to it outperforming peers, it recognises the need proactively to respond to emerging global remuneration trends to ensure ongoing long-term alignment with shareholder interests and also to retain staff.

The global financial crisis has resulted in remuneration practices, particularly in the financial services industry, coming under closer scrutiny from governance groups, regulators, governments, politicians and the broader community.

As a result of the current environment, many major financial organisations have made changes to their remuneration policy for the 2009 financial year.

Macquarie proposes to adapt its remuneration approach consistent with emerging global trends.

This section discusses current global trends, how Macquarie's remuneration arrangements compare with these trends, and where modifications are proposed to strengthen those arrangements. Section three of this Report details these proposals.

Trend: Bonuses should be based on profits not revenue, and on risk-adjusted capital

As a consequence of some international financial institutions incurring significant losses while senior management received large bonuses, financial institutions that base their remuneration model on revenues rather than profits and those who do not appropriately factor in use of risk-adjusted capital have been criticised.

Macquarie's profit share pool is determined annually by reference to Macquarie's after-tax profits and its earnings over and above its cost of capital. A portion of Macquarie's profits earned accrues to the staff profit share pool. Once the cost of equity capital is met, an additional portion of the excess profits is accrued to the profit share pool. The methodology and the outcome are reviewed annually by the BRC and the Non-Executive Directors of the Board.

Allocations to businesses and, in turn, to individuals are based on performance primarily, but not exclusively, reflecting relative contributions to profits (not revenue), while taking into account capital usage. An individual's performance is linked where possible to outcomes that contribute directly to NPAT and excess ROE. Performance also takes into consideration how business is done. To qualify for superior performance, Macquarie looks at a range of indicators for executives which goes beyond financial performance. These include risk management, governance and compliance, people leadership and upholding Macquarie's Goals and Values.

Trend: There should be a substantial deferral of a large share of bonus

Recent examples of excessive risk taking have occurred across financial institutions, where there was no adequate penalty for when an individual acted in a way that damaged the company. To encourage a longer-term focus and commitment to the company, shareholders, governance groups and regulators are calling for a substantial deferral of a larger proportion of bonus.

Macquarie's profit share pool is deployed to encourage a longer-term perspective and alignment with shareholders' interests.

The following retention mechanisms are in place to encourage a long-term commitment to Macquarie:

- 20 per cent of all Executive Director annual profit share is withheld and vests equally between five and ten years of service as an Executive Director
- as agreed in 2008, from 2009, for Executive Committee members, an additional 20 per cent (35 per cent for the Managing Director and Chief Executive Officer) was to be allocated into Macquarie ordinary shares which would vest after three years
- for other staff, annual profit share amounts above certain thresholds are retained.

Proposed changes (if adopted by shareholders) will promote an even stronger focus by increasing the portion being deferred for Executive Directors.

Trend: There should be a greater proportion of bonus delivered in equity

One of the criticisms of global remuneration arrangements in the financial services sector is that too great a proportion of total compensation has been delivered in cash as opposed to equity-based pay.

A key principle of Macquarie's remuneration arrangements has been to use equity to provide rewards to create identification with shareholder interests. For Executive Directors, equity alignment is achieved by:

- retaining 20 per cent of each annual profit share allocation mostly into Macquarie-managed fund equity for 10 years, subject to forfeiture if a disqualifying event occurs
- imposing an aggregate minimum shareholding requirement proportionate to an individual's profit share history
- granting options over Macquarie ordinary shares which vest in three tranches over two, three and four years and are subject to a performance hurdle based on Macquarie's relative return on ordinary equity performance
- for Executive Committee members, requiring that an additional portion of each annual profit share allocation be invested in Macquarie ordinary shares for three years.

Directors' Report – Remuneration Report
for the financial year ended 31 March 2009 continued

For Associate Directors and Division Directors, options may be granted over Macquarie ordinary shares which vest in three tranches over two, three and four years.

To further enhance alignment with shareholders, changes are proposed whereby retained profit share will be invested in Macquarie ordinary shares and for Executive Directors in a combination of Macquarie ordinary shares and Macquarie-managed fund equity reflecting an individual's role and responsibility.

Trend: The deferred element should be linked to future performance

There is a developing view that insufficient clawbacks exist if financial results, when incentive payments were calculated, were misstated or inaccurate.

Macquarie has not in the past had an explicit "clawback" mechanism. However, the deferred element is linked to the future performance of the company in the following ways:

- Executive Director options are subject to a specific performance hurdle
- when the total amount deferred vests (including Directors' Profit Share (DPS) Plan retention, options, shares held under the Executive Committee Share Acquisition Plan and the minimum shareholding requirement), the total will vary depending on the sharemarket performance of Macquarie and its funds
- an Executive Director will not be entitled to any of their retained DPS (or any future notional income or capital growth on their retained DPS) at the end of a six month period after employment ceases, if the Board or the Executive Committee, in its absolute discretion, determines that the Executive has:
  - committed an act of dishonesty, or
  - committed a significant and wilful breach of duty that causes significant damage to Macquarie, or
  - left employment with Macquarie to join a competitor of Macquarie, or
  - taken a team of staff to a competitor or been instrumental in causing a team to go to a competitor.

To strengthen clawback arrangements, a new disqualifying event will be introduced for the last two bonus allocations whereby retained profit share for Executive Directors will be subject to forfeiture on termination if it is found that an individual has acted in a way that damages Macquarie, including but not limited to acts that lead to a material financial restatement, significant financial loss or significant reputational harm.

Trend: Options have often been replaced by equity in the form of restricted stock units

The use of options in executive remuneration has been common market practice in global investment banking. Macquarie has used options as a form of senior executive remuneration to ensure a strong motivation exists to increase the share price. Options have, in the past, been an effective retention mechanism for staff and have provided long-term alignment with shareholders. However, following the rapid fall in the share price in the last two years, the majority of options are out-of-the-money and are regarded by staff as being of no present value.

Macquarie currently allocates options to Director level staff at promotion and annually in recognition of performance. Newly hired Directors also receive an option allocation.

While options currently have no retention value for Macquarie, it was required to record an accounting expense of $128 million for the 12 months to 31 March 2009 in respect of previously granted share options. In addition, potential option dilution continues to increase, which has previously been of concern to some investors. The Board believes that there is a more effective method of delivering equity.

To address these issues, only Executive Committee will receive options going forward. Other Director level staff will no longer be eligible for options.

Trend: Increased focus on governance and risk management

Shareholders, governance groups and regulators are seeking a greater focus on all types of risk. The Financial Stability Forum recently released the FSF Principles for Sound Compensation Practices aimed at ensuring effective governance of compensation, alignment of compensation with prudent risk taking and effective supervisory oversight and stakeholder engagement in compensation.

Macquarie has always exercised strong governance and oversight of the remuneration framework and approach. Macquarie's remuneration governance framework ensures that remuneration recommendations relating to staff are approved at an appropriate level of authority. Processes and procedures for setting remuneration by the BRC are clear and well documented.

To enhance the transparency around governance and risk, a new section has been included within the Governance section of the Remuneration Report at section 3.3.2.

The Chief Risk Officer will also report to the BRC on capital allocation in respect of risks assumed and its impact on the overall profit share pool, and the profit share allocated to individual Operating Groups.

3 Evolving the remuneration approach to ensure continued focus on shareholder value

Macquarie is committed proactively to responding to global remuneration trends to ensure ongoing long-term alignment with shareholders and staff retention. Subject to shareholder approval, Macquarie will modify its remuneration approach to meet the challenges posed by the current financial environment and the issues outlined in the previous section. These changes and Macquarie's overall remuneration framework and approach are discussed in the remainder of this section. Specifically, Macquarie will:

- retain its overall remuneration framework which focuses on the key objective of delivering shareholder value (refer section 3.1)
- make changes to the remuneration structure and approach to provide even closer alignment with shareholder interests, while ensuring Macquarie retains high quality people (refer section 3.2)
- continue to provide strong governance structures and processes with a greater focus on managing risk (refer section 3.3)
- continue to recognise Non-Executive Directors for their role (refer section 3.4).

Each is discussed in turn in the remainder of section three.

3.1 Remain focused on delivering shareholder value as the key objective

Macquarie has had an overall remuneration framework in place that guides its approach to remuneration. Macquarie remains committed to this overall framework, while recognising that changes in approach are necessary to address the issues outlined in the previous section. The framework is summarised below:

The overall objective is to deliver long-term shareholder value. This is delivered through two key drivers. The first is to attract and retain high quality people by offering a competitive performance driven remuneration package that encourages both long-term commitment and superior performance. The second key driver is to use remuneration to align the interests of staff and shareholders by motivating staff through its remuneration policies to increase Macquarie's NPAT and sustain a high relative ROE.

This approach is underpinned by a clear set of principles that govern the way remuneration is designed and delivered. These are:

- emphasising performance-based remuneration (refer section 3.2.1)
- linking rewards to shareholder value through the use of shareholder return drivers, namely profitability and returns in excess of the cost of capital (refer section 3.2.2)
- using equity to provide rewards mostly in the form of shares and to some extent options to create alignment with shareholder interests (refer section 3.2.3)
- designing retention mechanisms to encourage long-term commitment to Macquarie and hence to shareholders (refer section 3.2.3)
- using broadly consistent arrangements over time to ensure staff are confident that efforts over multiple years will be rewarded (refer section 3.2.3)
- ensuring arrangements are competitive on a global basis with Macquarie's international peers (refer section 1.2).

The Board considers this framework and the principles that underpin it are robust, but that changes are needed in approach. The key changes are described in detail in the next section 3.2.

Key elements of remuneration framework



Align interests of staff and shareholders
Drive long-term shareholder returns
Attract and retain high quality people
1 Emphasise performance-based remuneration
2 Use shareholder return drivers
3 Use equity
4 Use retention mechanisms
5 Provide consistency to create staff confidence
6 Provide competitive remuneration
Creating a long-term focus

Directors' Report – Remuneration Report
for the financial year ended 31 March 2009 continued

3.2 Structuring remuneration to provide even closer alignment with shareholder interests while ensuring Macquarie retains high quality people

Macquarie's overall remuneration approach is underpinned by a robust remuneration structure to ensure that all employees are working in the best interests of the organisation and shareholders over the longer term, and are rewarded for what they achieve.

To ensure that the remuneration approach continues to deliver against its overarching objective, subject to shareholder approval at the 2009 AGM, Macquarie is proposing to introduce seven changes to its remuneration approach for 2009. These changes are designed to enhance alignment between staff and shareholders, encourage staff retention, and reflect global remuneration trends and emerging regulatory proposals.

The proposed changes are discussed in detail in the following section. At a high level, the Board proposes:

- profit share paid out in cash reduces while the percentage of retained profit share increases
- for Executive Directors, retained profit share is fully invested in a combination of Macquarie ordinary shares and Macquarie-managed fund equity
- the vesting and payout schedule for retained profit share changes
- a departing Executive Director's unvested retained profit share is only paid out in the case of genuine retirement and is subject to forfeiture provisions. The current six-month period after which a departing Executive Director's retained profit share is paid out is lengthened
- transitional arrangements align the old and new schemes
- for other staff, retained profit share is delivered in Macquarie ordinary shares. There are no changes to the vesting or retention arrangements for these staff
- overall, new options granted are substantially reduced.

Details of the proposed changes are summarised below and are described in the following sections. Full details will be available in the Notice of Meeting for the 2009 AGM. The following sets out the proposed changes by comparing the 2009 current remuneration arrangements with the 2009 proposed arrangements.

	Current arrangements	Proposed arrangements
Managing Director and Chief Executive Officer (1)	– Profit Share: 55 per cent is retained. – 35 per cent of retained profit share vests in year three and is retained in the form of Macquarie ordinary shares. – 20 per cent of retained profit share vests from five to ten years and is notionally invested in Macquarie-managed fund equity under the DPS Plan. Assuming continued employment, retained amounts are released at the end of a ten year period.	– Profit Share: 55 per cent of profit share is retained and vests from three to seven years. – Profit share is released when it vests. – Investment mix may include Macquarie ordinary shares as well as Macquarie-managed fund equity.
	– Minimum Shareholding: satisfied through the equity retention arrangements.	– Minimum Shareholding: satisfied through the new equity retention arrangements.
	– Options: eligible for options with a performance hurdle. Vesting in years two, three and four.	– Options: eligible for options with a performance hurdle. Vesting in years two, three and four.
Executive Committee members (8)	– Profit Share: 40 per cent is retained. – 20 per cent of retained profit share vests in year three and is retained in the form of Macquarie ordinary shares. – 20 per cent of retained profit share vests from five to ten years and is notionally invested, to varying degrees, depending on role, in Macquarie-managed fund equity and cash under the DPS Plan. Assuming continued employment, retained amounts are released at the end of a ten year period.	– Profit Share: 50 per cent of profit share is retained and vests from three to seven years. – Profit share is released when it vests. – Investment mix may include Macquarie ordinary shares as well as Macquarie-managed fund equity.
	– Minimum Shareholding: satisfied through the equity retention arrangements.	– Minimum Shareholding: satisfied through the new equity retention arrangements.
	– Options: eligible for options with a performance hurdle. Vesting in years two, three and four.	– Options: eligible for options with a performance hurdle. Vesting in years two, three and four.

	Current arrangements	Proposed arrangements
Executive Directors (319)	– Profit Share: 20 per cent is retained – 20 per cent of retained profit share vests from five to ten years and is notionally invested, to varying degrees, depending on role, in Macquarie-managed fund equity and cash under the DPS Plan. Assuming continued employment, retained amounts are released at the end of a ten year period.	– Profit Share: 50 per cent of profit share is retained and vests from three to seven years. – Profit share is released when it vests. – Investment mix may include Macquarie ordinary shares* as well as Macquarie-managed fund equity.
	– Minimum Shareholding: required to hold shares to the value of at least five per cent of total profit share over the last five years.	– Minimum Shareholding: satisfied through the new equity retention arrangements.
	– Options: eligible for options with a performance hurdle. Vesting in years two, three and four.	– No options: 50 per cent of profit share will be retained in the form of Macquarie ordinary shares* and Macquarie-managed fund equity.
Division Directors/ Associate Directors (2,371)	– Retention of 25 per cent of annual profit share amounts above certain thresholds. Vests and is released in years two, three and four.	– Retention of 25 per cent of annual profit share above certain thresholds delivered via Macquarie ordinary shares*. No change to thresholds, vesting period or time of release.
	– Eligible for options for promotion and performance.	– No options: Up to 25 per cent of profit share will be retained in the form of Macquarie ordinary shares*. – Replace with Macquarie ordinary shares* for promotion and new hires.
Non-Director Staff (10,017)	– Retention of 25 per cent of annual profit share amounts above certain thresholds. Vests and is released in years two, three and four.	– Retention of 25 per cent of annual profit share above certain thresholds delivered via Macquarie ordinary shares*. No change to thresholds, vesting period or time of release.

* How Macquarie ordinary shares are delivered may differ from country to country depending on legal requirements.

The remuneration framework and principles are unchanged. It is the way in which remuneration is delivered that is changing.

The primary focus of section 3.2 is on Executive Director remuneration, in particular, Executive Committee members. However, comments are made in relation to other staff where relevant. Macquarie's Executive Committee has responsibility for the management of Macquarie as delegated by the Macquarie Board, and is made up of a central group comprising the Managing Director and Chief Executive Officer, Deputy Managing Director, the Head of Risk Management, the Chief Financial Officer and the heads of Macquarie's major Operating Groups. The current members of the Executive Committee are identified in Appendix 1.

Section 3.2 discusses the remuneration structure and its individual components in greater detail. Specifically, it describes how the remuneration system:

- **emphasises** performance-based remuneration (refer section 3.2.1)
- **links** the quantum of an individual's annual performance-based remuneration to the individual's contribution to shareholder return drivers (refer section 3.2.2)
- **delivers** remuneration in a manner which ensures that employees have a direct long-term alignment with shareholder interests (refer section 3.2.3).

Directors' Report – Remuneration Report for the financial year ended 31 March 2009 continued

The following table shows how the current remuneration approach meets the guiding principles and describes how the proposed changes to Macquarie's remuneration arrangements relate to Macquarie's remuneration principles.

Link between the remuneration principles and the remuneration arrangements

	Principle	Features of the current remuneration system	Proposed changes
1	There is an emphasis on performance-based remuneration (Refer discussion in section 3.2.1)	– Levels of fixed remuneration are relatively low. – Profit share allocations and option grants provide substantial incentives for superior performance, but low or no participation for less satisfactory performance. – Profit share allocations are highly variable. – Performance-based remuneration can comprise a high proportion of total remuneration in the case of superior performance (approximately 92 per cent in the case of the Managing Director and Chief Executive Officer).	– Emphasis on performance-based remuneration remains. No change with the exception that options will only be allocated to Executive Committee members.
2	Rewards are linked to shareholder value through the use of shareholder return drivers, namely profitability and returns in excess of the cost of capital (Refer discussion in section 3.2.2)	– The overall profit share pool is determined as a function of net profit after tax and excess return on ordinary equity. – The allocation of the pool to individual businesses is based primarily, but not exclusively, on relative contribution to profits, taking into account capital usage. – Allocation to an individual is determined by individual performance and contribution over the year, based primarily on outcomes contributing to net profit after tax and return on ordinary equity*. – Return on ordinary equity is used as a performance hurdle for Executive Director options.	– To complement the existing approach and methodology, the Chief Risk Officer will report to the BRC on capital allocation in respect of risks assumed and its impact on the overall profit share pool, and the profit share allocated to individual Operating Groups.
3	Equity is used to provide rewards partly in the form of shares and options to create identification with shareholder interests (Refer discussion in section 3.2.3)	– Option allocations to Director level staff occur at promotion and annually (with performance hurdles for Executive Directors). – Executive Directors retained profit share is notionally invested in specialist funds managed by Macquarie.	– Options allocated only to Executive Committee with performance hurdles. – Macquarie ordinary shares issued for promotion and new hires. – For Executive Directors, 50 per cent (55 per cent for the Managing Director and Chief Executive Officer) of profit share will be retained in the form of Macquarie ordinary shares and Macquarie-managed fund equity. The investment mix will depend on the nature of an individual's role and responsibility.
		– Executive Directors are required to acquire and hold a minimum number of shares calculated based on their profit share.	– Minimum Shareholding: will be satisfied through the new equity retention arrangements.
		– For 2008 and onwards, a portion of Executive Committee members' annual profit share will be allocated to invest in Macquarie ordinary shares.	– Discontinued. Replaced with arrangements outlined above.
		– Staff share plans are available to encourage broader staff equity participation.	– No changes.

	Principle	Features of the current remuneration system	Proposed changes
4	Retention mechanisms encourage a long-term commitment to Macquarie and hence to shareholders (Refer discussion in section 3.2.3)	– 20 per cent of Executive Director annual profit share is withheld and vests equally between five and ten years of service as an Executive Director. – For 2008 and onwards, a portion of Executive Committee members' annual profit share will be allocated to invest in Macquarie ordinary shares. – Time based vesting rules apply to options.	– 50 per cent (55 per cent for Managing Director and Chief Executive Officer) of Executive Director annual profit share is withheld and vests from years three to seven. – Time based vesting rules with hurdles apply to Executive Committee options.
5	Arrangements provide consistency over time to ensure staff have the confidence that efforts over multiple years will be rewarded (Refer discussion in section 3.2.3)	– Macquarie's remuneration approach has been in place since it was founded with incremental changes over time as appropriate.	– Incremental changes.
6	Arrangements are competitive on a global basis with international peers (Refer discussion in section 1.2)	– Board reviews remuneration arrangements at least annually to ensure that they are equitable and competitive with peers. – Compensation ratio is used as a general guide to consideration of the overall competitiveness of remuneration levels, but is not the basis on which the profit share pool is created.	– Review was undertaken to determine the proposed changes. – No change.

* Refer also commentary in section 3.2.2 in relation to staff who have fund responsibilities under the heading of "Allocation of the Profit share pool".

In each of the following sections, the current approach and proposed changes are described.

3.2.1 Emphasising performance-based remuneration

The foundation of Macquarie's remuneration structure is the emphasis on performance-based remuneration.

Fixed remuneration can be relatively low or modest compared with similar roles in non-investment banking organisations, particularly for Executive Directors. Fixed remuneration generally includes cash salary as well as non-cash benefits, primarily superannuation and nominated benefits, including those provided on a salary sacrifice basis. (Salary sacrifice is calculated on a total cost basis and includes any fringe benefit tax charges related to employee benefits).

With the introduction of the proposed new arrangements in 2009, and taking into account options, the long-term and deferred elements total over 55 per cent of the Managing Director and Chief Executive Officer's annual total compensation, and over 45 per cent of annual total compensation for other Executive Committee members for 2009.

3.2.2 Linking remuneration to the drivers of shareholder returns

For most Executive Directors, the largest component of their remuneration is delivered as an annual profit share allocation, based on their performance over the year. Macquarie's approach to measuring performance for the purpose of determining annual profit share is to utilise financial performance measures which are known to be drivers of long-term shareholder returns. They are NPAT and ROE. Executives have greater "line of sight" over these measures. In the short term, share price fluctuations can be driven by a variety of factors, including market sentiment over which executives may have very little control. Therefore, TSR, whether absolute or relative, is not regarded as a satisfactory measure in assessing performance over just one year. Globally, regulators are increasingly recognising this.

NPAT and ROE were selected as the most appropriate performance measures for the following reasons:

- they are correlated over time with total shareholder returns
- they provide an appropriate incentive because they are elements of performance over which the executives can exercise considerable control

Directors' Report – Remuneration Report for the financial year ended 31 March 2009 continued

TSR, on the other hand, is influenced by many external factors over which executives have limited control

- both measures can be substantiated using information that is disclosed in audited financial accounts, providing confidence in the integrity of the remuneration system from the perspective of both shareholders and staff.

These two drivers motivate staff to expand existing businesses and establish promising new activities. The use of ROE to measure excess returns, i.e. ROE relative to the cost of equity capital, creates a particularly strong incentive for staff to ensure that capital is used efficiently, while having regard to risk. Therefore, the use of these two measures, in combination, results in appropriate outcomes for shareholders.

ROE is also the measure enshrined in the performance hurdle applicable to Executive Committee members options (refer section 3.2.3.2.3).

Notwithstanding these factors, other qualitative measures are also used in assessing performance.

Overview of profit share arrangements

The profit share arrangements are designed to encourage superior performance by motivating executives to focus on maximising earnings and return on ordinary equity, while having appropriate regard for risk, thereby driving long-term shareholder returns. A Macquarie-wide profit sharing pool is created at the corporate level. Substantial incentives are offered in relation to superior profitability, but low or no participation for less satisfactory performance.

Determination of the profit share pool

The size of the pool is determined annually by reference to Macquarie's after-tax profits and its earnings over and above the estimated cost of capital. A portion of Macquarie's profits earned accrues to the staff profit share pool. Once the cost of equity capital is met, an additional portion of the excess profits is accrued to the profit share pool. The proportion of after-tax profit and the proportion of earnings in excess of Macquarie's cost of equity capital used to calculate the pool are reviewed at least annually. The cost of equity capital is also reviewed annually and has been increased for 2009. Changes to the methodology are reviewed by the BRC and the Non-Executive Directors of the Board.

The Non-Executive Directors of the Board have discretions:

- to change the quantum of the pool to reflect internal or external factors if deemed in Macquarie's and shareholders' interests
- to defer the payment of profit share amounts to a subsequent year at a Macquarie business or individual level where it is in the interests of Macquarie and shareholders to do so.

The Non-Executive Directors of the Board have exercised their discretion in relation to such deferrals.

Allocation of the profit share pool

Allocation of the pool to businesses is based on performance, primarily, but not exclusively reflecting relative contributions to profits (not revenue) while taking into account capital usage which factors in risk.

An individual's profit share allocation is based on performance, measured primarily through the performance appraisal process that requires all staff to have at least one formal appraisal session with their manager each year.

Performance criteria vary according to an individual's role. Performance is linked where possible to outcomes that contribute directly to NPAT and excess ROE. Capital usage is important as it factors in the level of risk associated with the income derived.

Performance also takes into consideration how business is done. Superior performance looks at a range of indicators that goes beyond financial performance and include risk management, governance and compliance, people leadership and upholding Macquarie's Goals and Values.

The performance of staff whose role is not linked to profit contribution is measured according to criteria appropriate to their position. Staff working in support areas may, for example, be rewarded on the basis of their contribution to Macquarie's financial reporting, risk management processes or information systems.

The Board and management seek to ensure that remuneration for staff in prudential roles, including the Chief Risk Officer, is determined in a way that preserves the independence of the function and maintains Macquarie's robust risk management framework.

For executives with specific fund responsibilities, the performance of the relevant funds is important in determining that individual's profit share allocation. For example, in the case of the Macquarie Capital Funds business the following factors are relevant:

- the earnings that business contributes to Macquarie Capital's share of the profit share pool in which fund staff participate. These earnings are aligned to the performance of the funds through base management and performance fees
- in evaluating each executive's contribution to determine their individual profit share allocation, the performance of the fund or funds for which they are responsible, and in particular the underlying factors influencing fund performance such as management and leadership, the operational performance of the underlying assets, and effective capital management
- in the case of Executive Directors with fund responsibilities (in particular Fund Chief Executive Officers), retained profit share amounts are notionally invested in the relevant funds, as discussed in section 3.2.3.1.1, giving these individuals a further ongoing incentive to seek to grow the security price.

Arrangements are also in place to ensure that performance-based remuneration is appropriately allocated to the individuals who contributed to particular transactions. Therefore, businesses may further recognise cross-divisional contributions by allocating part of their profit share pool to individuals in other areas of Macquarie who have contributed strongly to their success.

In summary, profit share allocations to each individual generally reflect:

- Macquarie-wide performance – which determines the size of the overall profit share pool
- the performance of their business – which determines the profit share pool allocated to that business
- their individual performance – which determines their own share of the profit share pool for that business.

Profit share allocations to individuals are subject to retention arrangements as discussed in section 3.2.3.

Commentary on allocation to the Managing Director

In approving the profit share and option allocations to the Managing Director, the Non-Executive Directors annually and specifically assess the Managing Director's performance by considering a range of indicators, including risk management, governance and compliance, financial performance measures, strategic initiatives, staff and human resources indicators, reputation management and monitoring, and community and social responsibility matters.

3.2.3 Emphasis on direct long-term alignment with shareholder interests

The remuneration arrangements are also structured to deliver remuneration in a manner which ensures that employees have a direct long-term alignment with shareholder interests through:

- retention arrangements which encourage long-term commitment to Macquarie, and therefore, to shareholders
- the use of equity-based remuneration.

Subject to shareholder approval at the 2009 AGM, some structural changes will be introduced for the 2009 year that will provide an even closer alignment of staff and shareholder interests. The changes are being proposed after careful consideration of the global remuneration and regulatory trends after a six month review. These changes are explained in more detail within this section.

A tailored approach is adopted to ensure that retention arrangements and equity-based remuneration is appropriate given the seniority of the individual and their ability to influence results.

In 2009, subject to shareholder approval, at the most senior level (the Executive Committee members), direct alignment with long-term shareholder interest will be achieved by:

- retaining 50 per cent (55 per cent for the Managing Director and Chief Executive Officer) of each annual profit share allocation into an investment mix of Macquarie ordinary shares as well as Macquarie-managed fund equity, vesting from three to seven years, subject to forfeiture if a disqualifying event occurs
- imposing an aggregate minimum shareholding requirement proportionate to an individual's 10 year profit share history (which will be satisfied through the new equity arrangements)
- granting options over Macquarie ordinary shares which vest in three tranches over two, three and four years and are subject to a performance hurdle based on Macquarie's relative ROE performance.

Executive Committee members may also voluntarily elect to have a greater portion of their profit share allocated into Macquarie ordinary shares under the staff share plans.

Directors' Report – Remuneration Report for the financial year ended 31 March 2009 continued

Under the existing structure, from a retention perspective, these various arrangements are designed to interact with one another. For example, options vest over two to four years, retained amounts under the DPS Plan vest over five to ten years and the Executive Committee's Share Acquisition Plan vests at year three. For Executive Committee members, the *current vesting continuum* is represented as follows:

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Options granted to Executive Committee		One-third vests*	One-third vests*	One-third vests*	Option expiry**					
Executive Committee's profit share entitlement					One-sixth vests but not paid out	One-sixth vests but not paid out	One-sixth vests but not paid out	One-sixth vests but not paid out	One-sixth vests but not paid out	One-sixth vests and retained amount paid out ***
Executive Committee Share Acquisition Plan			Full amount vests							

* Vesting of options is also subject to satisfaction of the relevant performance hurdle.

** Options expire five years after grant if not exercised earlier.

*** If an Executive Director leaves prior to the end of the 10 year period then any vested retained amounts may be paid out earlier subject to a determination as to whether any disqualifying events have occurred (refer section 3.2.3.1.1).

Under the proposed arrangements, the average vesting schedule is maintained for the Managing Director and Chief Executive Officer as well as for other members of the Executive Committee. For Executive Committee members, the *proposed vesting continuum* is represented as follows:

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7
Options granted to Executive Committee		One-third vests*	One-third vests*	One-third vests*	Option expiry**		
Executive Committee's profit share entitlement***			One-fifth vests	One-fifth vests	One-fifth vests	One-fifth vests	One-fifth vests

* Vesting of options is also subject to satisfaction of the relevant performance hurdle.

** Options expire five years after grant if not exercised earlier.

*** If an Executive Director leaves, then any unvested retained amounts will only be paid out in the case of genuine retirement and will be subject to forfeiture provisions.

Under the *current arrangements*, the vesting continuum for a new Executive Director is represented as follows:

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Option granted on promotion to Executive Director		One-third vests*	One-third vests*	One-third vests*	Option expiry**					
Director's profit share entitlement					One-sixth vests but not paid out	One-sixth vests but not paid out	One-sixth vests but not paid out	One-sixth vests but not paid out	One-sixth vests but not paid out	One-sixth vests and retained amount paid out ***

* Vesting of options is also subject to satisfaction of the relevant performance hurdle.

** Options expire five years after grant if not exercised earlier.

*** If an Executive Director leaves prior to the end of the 10 year period then any vested retained amounts may be paid out earlier subject to a determination as to whether any disqualifying events have occurred (refer section 3.2.3.1.1).

Under the *proposed new arrangements*, the vesting continuum for a new Executive Director is represented as follows:

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7
Equity granted on promotion to Executive Director		One-third vests	One-third vests	One-third vests			
Director's profit share entitlement			One-fifth vests	One-fifth vests	One-fifth vests	One-fifth vests	One-fifth vests

* If an Executive Director leaves, then any unvested retained amounts will only be paid out in the case of genuine retirement and will be subject to forfeiture provisions.

The vesting and payout schedules are aligned under the proposed new arrangements.

There are some overarching rules applicable to equity-based remuneration:

- the following cannot be hedged:
  - shares held to satisfy the minimum shareholding requirement
  - shares held under the Executive Committee Share Acquisition Plan
  - unvested options
- all shares and options must be dealt with in accordance with Macquarie's Trading Policy, which is available on Macquarie's website, including that trading must be conducted within designated windows
- shares to be delivered under the proposed new remuneration arrangements also cannot be hedged.

All Executive Committee members and Voting Directors are required to at least annually disclose their financing arrangements relating to their Macquarie securities to the Chairman via the Company Secretary.

More generally, long-term alignment is encouraged through the emphasis on a degree of consistency over time in remuneration arrangements. Many initiatives on which staff work can take a long time, sometimes years, to come to fruition. Because the remuneration system is outcomes driven, profit share allocations for transactions and business development activities that are "in progress" are low.

Staff must, therefore, have confidence that when a transaction is completed potentially some years later, the remuneration system will recognise successful outcomes in the way the staff member anticipated at the outset of the transaction. This requires broad consistency over time.

Directors' Report – Remuneration Report
for the financial year ended 31 March 2009 continued

3.2.3.1 *Profit share arrangements – delivery of profit share*

The following table sets out how each annual profit share allocation will be delivered to the Managing Director and Chief Executive Officer, other Executive Committee members and other Executive Directors for 2007, 2008 and 2009. The 2009 amounts refer to the amounts that will be retained under the proposed new arrangements which are subject to shareholder approval at the 2009 AGM. Under the current arrangements for 2009, 45 per cent, 60 per cent and 80 per cent would be otherwise available be for the Managing Director and Chief Executive Officer, other Executive Committee Members and Other Executive Directors respectively.

Percentage Allocations	Managing Director and Chief Executive Officer			Other Executive Committee Members			Other Executive Directors		
	2007	2008	2009	2007	2008	2009	2007	2008	2009
Annual profit share allocation split as follows:									
Retained under DPS Plan	20	20	**55****	20	20	**50****	20	20	**50****
Allocated to Macquarie Group Limited Shares*	-	10		-	10		-	-	
Otherwise available***	80	70	**45**	80	70	**50**	80	80	**50**
Total	100	100	**100**	100	100	**100**	100	100	**100**

* Subject to minimum shareholding requirement.

** The investment mix will depend on the nature of an individual's role and responsibility.

*** Eligible Australian Executive Directors have the opportunity to voluntarily invest additional amounts in equity from this remaining component, for example by electing to invest in Macquarie Group Limited shares pursuant to the Macquarie Group Staff Share Acquisition Plan.

3.2.3.1.1 Directors' Profit Share retention arrangements

Current arrangements

Under the existing remuneration arrangements, 20 per cent of each Executive Director's annual gross profit share allocation is withheld and is subject to restrictions through the DPS Plan. The DPS Plan is a fundamental tool in Macquarie's retention and alignment strategies, encompassing both long-term retention arrangements and equity holding requirements.

The amounts retained under the DPS Plan begin to vest after five years of service as an Executive Director and fully vest after ten years. Vested amounts are then released to an Executive Director at the earliest of the Executive Director's ceasing employment or at the end of a ten year period.

Assuming continued employment with Macquarie, a rolling 10 year retention period always exists, for example, amounts retained in year one will be released in year 11, amounts retained in year two will be released in year 12, and so on.

Proposed arrangements

DPS retention arrangements will continue to operate should the proposed remuneration changes be approved at the 2009 AGM.

Under the proposed arrangements, 50 per cent (55 per cent for the Managing Director and Chief Executive Officer) of each Executive Director's annual gross profit share allocation will be withheld and subject to restrictions. Retained amounts will vest equally over years three to seven. The retained amounts will be held in the following two ways:

- *a notional investment in Macquarie-managed fund equity through the DPS Plan*
- *a physical investment in Macquarie ordinary shares under the Macquarie Group Employee Retained Equity Plan (Equity Plan).*

Forfeiture rules

Under the current arrangements, the retained amounts are subject to forfeiture should a disqualifying event occur. An Executive Director will not be entitled to any of their retained DPS (or any future notional income or capital growth on their retained DPS) at the end of a six month period after employment ceases, if the Board or the Executive Committee, in its absolute discretion, determines that the Executive has:

- committed an act of dishonesty, or
- committed a significant and wilful breach of duty that causes significant damage to Macquarie, or
- left employment with Macquarie to join a competitor of Macquarie, or
- taken a team of staff to a competitor or been instrumental in causing a team to go to a competitor.

Under the proposed changes, a departing Executive Director's retained profit share will only be paid out in the case of genuine retirement, subject to forfeiture provisions. The current six month period after which a departing Executive Director's retained profit share is paid out will lengthen. The payment of the last two years of a departing Executive Director's retained profit share will be subject to forfeiture if it is found that the individual has acted in a way that damages Macquarie, including but not limited to acts that lead to a material financial restatement, a significant financial loss or any significant reputational harm to Macquarie or its businesses. This is summarised in the following table:

Retention Released		**Disqualifying Events**	
Timeframe	**Year of allocation**	**Period**	**Category**
Six months	Retained DPS (for allocations not in the last two years)	Six months	Existing disqualifying events
One year	Retained DPS on 2nd to last profit share allocation	Seven months to one year	Non-solicitation, dishonesty and breach of duty clause and material financial restatement, significant financial loss or significant reputational harm
Two years	Retained DPS on last profit share allocation	One year to two years	Dishonesty and breach of duty clause and material financial restatement, significant financial loss or significant reputational harm

A similar effect can be achieved while the Executive Director is employed by Macquarie. Where it becomes apparent that an existing Executive Director has acted in a way that damages Macquarie, including but not limited to acts that led to a material financial restatement, a significant financial loss or any significant reputational harm to Macquarie or its businesses, then in practice, this may cause termination of employment such that the same forfeiture provisions would apply. In other situations where the Executive Director remains employed, then in practice, the same economic effect can be achieved by reducing or eliminating discretionary profit share allocations.

Investment of retained profit share - current arrangements

The retained amounts for Executive Directors are notionally invested over the retention period. This investment is described as "notional" because Executive Directors do not directly hold securities in relation to this investment. However, the value of the retained amounts will vary as if these amounts were directly invested in actual securities, giving the Executive Directors an effective economic exposure to the performance of the securities.

The BRC makes an annual determination as to how each Executive Director's retained DPS for that year should be notionally invested by Macquarie. The following general principles are used in making this decision:

- retained DPS for Executive Directors who are involved in the management of a particular fund (e.g. the Chief Executive Officer of a fund), will be notionally invested in the fund
- retained DPS for Executive Directors who are involved more generally in the management of one of Macquarie's funds businesses, including certain Operating Group Heads, will be notionally invested in a portfolio of funds managed by that particular business
- retained DPS for other Executive Committee members will be notionally invested in a general portfolio of specialist funds managed by Macquarie
- retained DPS for Executive Directors who provide other services to particular funds businesses (e.g. advisory services), will be notionally invested in a portfolio of funds managed by that particular business
- retained DPS for all other Executive Directors will be notionally invested in a general portfolio comprising a mix of cash and equity investments in various funds managed by Macquarie.

Notional returns on these amounts may be paid annually to Executive Directors, and these amounts are required to be disclosed as remuneration for Key Management Personnel. If the notional investment of retained DPS results in a notional loss, this loss will be offset against any future notional income until the loss is completely offset.

Directors' Report – Remuneration Report for the financial year ended 31 March 2009 continued

Investment of retained profit share – proposed arrangements

Under the proposed remuneration changes, Executive Directors' retained DPS will be fully invested in a combination of Macquarie ordinary shares, which will be a physical investment through the Equity Plan, and Macquarie-managed fund equity which will be a notional investment through the DPS Plan. The investment mix will vary across the Executive Director group and reflect an individual executive's responsibilities. This will strengthen shareholder alignment for Macquarie and the Macquarie-managed funds.

The BRC will apply the same broad criteria as is currently the case in determining how each Executive Director's retained DPS for that year should be invested by Macquarie.

Former Directors' Profit Share arrangements

The DPS Plan replaced the DPS Trust Scheme which operated from 1998 to 2004. Under the former DPS Trust Scheme, the retention arrangements operated on a post-tax basis and Executive Directors were required to hold Macquarie ordinary shares within the Scheme. All balances held under the former DPS Trust Scheme are being transitioned to the DPS Plan under transitional arrangements which ensure the required balances are retained.

3.2.3.1.2 Executive Committee Share Acquisition Plan

Remuneration arrangements for Executive Committee members were changed in 2008 to reflect a larger portion of the annual profit share being allocated to an investment in Macquarie ordinary shares for at least three years, rather than being otherwise available.

For Executive Committee members, this element comprised 10 per cent pre-tax of annual profit share for 2008. In 2009, this was to be increased to 35 per cent pre-tax for the Managing Director and Chief Executive Officer and 20 per cent pre-tax for other Executive Committee members.

The shares are acquired under, or issued via, a dedicated sub-plan of the Macquarie Group Staff Share Acquisition Plan (MGSSAP) at prevailing market prices. The MGSSAP is discussed in section 3.2.3.1.4.

The shares are held in the plan for three years although the executive may elect to leave the shares in the plan for up to 10 years. Executive Committee members are not permitted to hedge their interests in these shares before they have vested.

This additional profit share component was to relate to services already performed by the individuals, and would otherwise have been paid out as cash, hence no additional performance conditions have been imposed. However, the individuals will be at full risk on the value of the shares granted and the shares will be subject to forfeiture in circumstances including dismissal with cause, theft, fraud or defalcation or bringing any Macquarie entity into disrepute.

Under the proposed arrangements, the Executive Committee Share Acquisition Plan will no longer operate. However, shares currently retained in the plan will remain subject to the plan rules and current release schedule. All profit share retention will be under the DPS retention arrangements discussed under section 3.2.3.1.1.

3.2.3.1.3 Minimum shareholding requirement for Executive Directors

The DPS Plan also imposes on Executive Directors a requirement to hold Macquarie ordinary shares equivalent to the aggregate of five per cent (being the deemed after-tax equivalent of ten per cent) of their annual gross DPS allocation for the past five years (for the wider Executive Director population) or ten years (for Executive Committee members).

These shares cannot be hedged.

For Executive Committee members, Macquarie ordinary shares delivered through the profit share arrangements described in section 3.2.3.1.2 above are eligible to meet this requirement.

Under the proposed changes, this requirement remains but is satisfied through the new equity retention arrangements.

3.2.3.1.4 Staff share plans: encouraging broader staff equity participation

In addition to the arrangements already outlined, Macquarie has a number of employee share plans that encourage share ownership by employees under the plans.

Staff share acquisition plan

Under the MGSSAP, eligible employees in Australia are given the opportunity to nominate an amount of their pre-tax available profit share to acquire Macquarie ordinary shares. The MGSSAP was adopted by Macquarie on the corporate restructure in November 2007 and substantially replicates the terms of the Macquarie Bank Staff Share Acquisition Plan (MBSSAP) which was approved by Macquarie Bank Limited shareholders in 1999. The MGSSAP was modified in 2008 to include the ability to issue new shares as an alternative to acquiring existing shares on-market, at the option of Macquarie. In 2009, most participation will be in the form of newly issued shares as this mechanism can provide better price certainty for staff and, hence, improve the level of staff participation and engagement. Any applicable brokerage, workers' compensation premiums and payroll tax are to the employee's account.

Shares held in the MGSSAP will be withdrawn on the earlier of:

- an employee's resignation from Macquarie or a related company
- a request by the employee (after the expiration of the non-disposal period)
- 10 years from the date that the shares are registered in an employee's name.

Shares held via the MGSSAP may be forfeited if an employee is dismissed for cause, commits fraud or theft or otherwise brings Macquarie into disrepute.

In all other respects, shares rank equally with all other fully paid ordinary shares then on issue.

In 2008, 697 (2007: 852) eligible Australian employees elected to participate in the MGSSAP using their 2008 profit share allocations; 474,409 (2007: 313,615) shares were allotted in July 2008.

Employee share plan

The Macquarie Group Employee Share Plan (ESP) substantially replicates the terms of the Macquarie Bank Employee Share Plan which was approved by the Bank's shareholders in 1997. Eligible employees in Australia are offered up to $1,000 worth of Macquarie ordinary shares funded from pre-tax available profit share.

Shares issued under the ESP cannot be sold until the earlier of three years after issue or the time when the participant is no longer employed by Macquarie or a subsidiary of Macquarie. In all other respects, shares issued rank equally with all other fully paid ordinary shares then on issue.

The number of shares each participant receives is $1,000 divided by the weighted average price at which Macquarie Group Limited's shares are traded on the ASX on the seven days up to and including the date of allotment, rounded down to the nearest whole share.

In 2009, 1,422 eligible Australian employees elected to participate in the ESP (2008: 1,735).

3.2.3.2 Options

The use of options has long been common market practice in investment banking to ensure a strong motivation exists to increase the Macquarie share price, although Macquarie has offered options to a much wider group than is typically the case with peer organisations. Options have, in the past, been an effective retention mechanism for staff and have provided long-term alignment with shareholders. However, as a result of the rapid fall in the share price, the majority of the employee options are out-of-the-money and are of no present value to staff; and hence are not an effective retention mechanism. For Macquarie's long-term growth, it is just as important to retain senior staff in these times as it is to retain staff in favourable markets.

With this in mind, it is proposed that going forward, the number of options granted will be substantially reduced, with Executive Committee members being the only group of staff eligible to receive options.

Promoted or newly hired Directors will receive Macquarie ordinary shares.

Directors' Report – Remuneration Report
for the financial year ended 31 March 2009 continued

This section explains the options arrangements in place for the current year, as well as noting any proposed changes for 2009.

Macquarie currently allocates options to Director level staff at promotion and annually in recognition of performance. Newly hired Directors also receive an option allocation. Annual allocations to staff have ensured that Directors generally have a number of unvested options at a point in time.

The options are five year options issued for no consideration with an exercise price set at the prevailing market price on grant, and can be exercised after two, three and four years.

Options granted to Executive Directors are subject to a performance condition which must be satisfied for the options to be exercised. In contrast to this approach, most of Macquarie's international competitors do not have performance hurdles attached to their long-term incentive plans, including their option schemes.

As has been the case for several years, the performance hurdle requires that Macquarie's three year average return on ordinary equity exceeds the three year average return on ordinary equity at a certain percentile level of a reference group of companies. This hurdle operates in addition to both the time vesting rules and the embedded share price hurdle.

As explained further below, Macquarie considers that its overall performance should be judged against other major ASX-listed companies. Hence, it uses the constituents of a relevant S&P/ASX index as the reference group for the performance hurdle, as explained in section 3.2.3.2.3.

Executive Directors are forbidden from hedging unvested options.

3.2.3.2.1 Determination and allocation of the options pool

The Board approves the annual maximum number of options to be allocated each year as part of the annual remuneration review process. This determination has regard to the limits on the number of options that may be on issue at any point in time and the overall remuneration policies.

The majority of these options are allocated to individual executives in broadly the same manner as annual profit share allocations (refer section 3.2.2),i.e. it is performance-based. The share utilisation chart below demonstrates that the use of options puts Macquarie at the higher end of the range compared with its peer group. Going forward, Macquarie has been mindful of this in its decision to limit option grants to Executive Committee members.

Options/Shares under Equity Plans as a Percentage of Overall Diluted Capital: 2008/2009



%
40
35
30
25
20
15
10
5
0
Macquarie
Major International Investment Banking Competitors*

Based on most recent statutory accounts, public filings

* Competitors comprise Credit Suisse, Deutsche Bank, Goldman Sachs, JP Morgan Chase, Merrill Lynch, Morgan Stanley and UBS. In previous years, Babcock & Brown, Bear Stearns and Lehman Brothers have been used in this analysis, but these companies are no longer extant entities.

3.2.3.2.2 General terms of option arrangements

The Plan

Plan	Macquarie Group Employee Share Option Plan (MGESOP)
History	Macquarie has had an employee option plan in place since 1995, with only minor amendments to the Plan rules being made over that time. The MGESOP was established by Macquarie Group Limited with substantially the same terms as the predecessor plan, the Macquarie Bank Employee Share Option Plan, administered by Macquarie Bank Limited
Eligible staff	Associate Director, Division Director and Executive Director *Under proposed new arrangements, only Executive Committee members will be eligible.*
Number of participants	3,052 as at 31 March 2009 (2008: 2,595)

Key Option Terms

Options over	Fully paid unissued ordinary shares in Macquarie Group Limited
Term of options	Five years
Consideration	Nil
Exercise price	Set at the prevailing market price: the exercise price will generally be the weighted average price of shares traded on ASX during one week up to and including the date of grant of the options (adjusted for cum-dividend trading and excluding certain special trades)
Vesting schedule	Options vest progressively over time, with similar rules applying to new starters and existing employees as follows: – for new starters, options vest in three tranches as to one-third of each grant after the second, third and fourth anniversaries of the date of commencement of employment – for existing employees, options vest in three tranches as to one-third of each grant on 1 July two, three and four years after the allocation of the options. In other words, the average option vesting period is three years However, vested options can only be exercised by Executive Directors if the relevant performance condition is also satisfied (refer section 3.2.3.2.3)
Hedging	Executive Directors are not permitted to hedge unvested options. Executive Directors are permitted to hedge options which have previously vested because the minimum service period and relevant performance hurdles, as described in this section, have been satisfied

Directors' Report – Remuneration Report
for the financial year ended 31 March 2009 continued

3.2.3.2.3 Performance hurdles for Executive Director options

Description of performance hurdles for Executive Director options

Applicability	Performance conditions are imposed as summarised below on options granted to Executive Directors
Description of performance hurdle	The performance hurdle requires that Macquarie's three year average return on ordinary equity exceeds the three year average ROE of a reference group of companies at a certain percentile level. This hurdle operates in addition to both the vesting rules and the embedded share price hurdle
Basis of hurdle	Macquarie's three year average ROE versus companies in a Reference Index Rationale: – Refer to section 3.2.2 for the rationale behind the use of return on ordinary equity as a critical shareholder return driver
Reference index	S&P/ASX Index (note that the S&P/ASX 300 Industrials was used for options granted prior to June 2006) Rationale: – The S&P/ASX 300 Industrials Index was initially chosen in 2002 since Macquarie has few, if any, direct comparables and the S&P/ASX 300 Industrials Index is a widely recognised index of Australia's larger listed companies – The change to a narrower group of companies, the S&P/ASX 100 Index, in 2006, was in recognition of the increase in Macquarie's market capitalisation – The choice of this reference index reflects investor feedback and recognises that Macquarie is an Australian company and its performance should be judged against other major listed Australian companies – This index is appropriate as Macquarie primarily competes for shareholders with other Australian listed companies – On this basis, the independent remuneration consultant concluded that the reference index was appropriate – If Macquarie wished to benchmark against a peer group, it would be difficult to compile a comparator group of meaningful size of individually listed organisations with a sufficiently similar business mix – Such an index would likely comprise fewer than 10 peers given that few, if any, organisations provide a close comparable to Macquarie in terms of important factors such as business mix – The independent remuneration consultant noted similar drawbacks to such an approach – The ASX Indices represent a well-known and third party produced index, and therefore comprise a more objective measure than would be the case for any subjectively compiled peer group – Macquarie's performance against both these ASX Indices and other major international investment banks has been strong (refer table below).
Performance level required to meet hurdle	For Executive Committee members, above the 65th percentile was chosen as it was considered a challenging medium to long-term target, noting that if the hurdle is not met, none of the relevant options can be exercised Rationale: – Being a three year average ROE measure, Macquarie's performance hurdle rewards sustained strong performance and is relatively well insulated from short-term fluctuations. Macquarie, therefore, believes that it is appropriate for 100 per cent of the relevant options award to vest on satisfaction of the hurdle – The conditions imposed on options issued to Executive Directors who are not members of Macquarie's Executive Committee or the Board are identical to those summarised in the table above, with the exception that the hurdle is the 50th percentile rather than the 65th percentile. This reflects the fact that these Executive Directors have less capacity to influence Macquarie's overall results and, individually, have less influence over the level of Macquarie's capital – Note that from mid-2002 to November 2004, the performance level required to satisfy the hurdle for Executive Committee members was "at or above the 65th percentile" rather than "above the 65th percentile"

Application of retesting	– No retesting for option grants has applied since June 2006. The performance hurdle is tested once only (at time of vesting). Prior to June 2006, the performance hurdle was retested on a quarterly basis until expiry.
Calculation methodology	– In assessing whether Macquarie's performance is above these hurdles, Macquarie obtains data from external sources and, where required, supplements this with data published by the individual companies. The percentile ranking of Macquarie based on the three year average annual ROE against all companies in the applicable reference index is then determined quarterly. This method of assessment was selected because the data is readily available and easily computed.

This hurdle is challenging. The hurdle is tougher when the reference group is the ASX 100 companies rather than using an international peer group. However, historically Macquarie's performance has been strong against both the relevant ASX indices and the international investment banking competitors. This shows that, of the international investment banking peers:

- only one of the international competitors has a three year average ROE higher than Macquarie
- none of the international competitors would have met the performance hurdle that applies to options over unissued Macquarie ordinary shares held by Macquarie's Executive Committee members

Macquarie's performance against options hurdles reference groups and peer group

	Three year average return on ordinary equity as at 31 March 2009 %
Macquarie Group Limited	20.6*
S&P/ASX 100 Index – 65th percentile (current hurdle)	22.6
S&P/ASX 300 Industrials Index – 65th percentile (previous hurdle)	20.5
International investment banking peers – 65th percentile	0.00
International investment banking peers – average	(23.6)

* This three year average is based on Macquarie's 2007, 2008 and 2009 results. The performance hurdle test is actually applied as at the end of each calendar quarter in relation to the upcoming quarter. As at the last measurement date, 31 March 2009, Macquarie's most recent three year ROE data was in relation to its 2006, 2007 and 2008 results (an average of 25.9 per cent) and this data was used in determining whether the performance hurdle had been satisfied in relation to Executive Director options due to vest in the period 1 April 2009 to 30 June 2009 inclusive.

In 2009, it is expected that some prior year option grants to Executive Committee members will not vest. It is expected that the first tranche of the 2007 options grant and the second tranche of the 2006 options grant will not vest on 1 July 2009 as a result of the performance hurdle not being met.

For accounting purposes, any prior year options expense in relation to these tranches (and corresponding income to the Key Management Personnel) has been reversed.

Directors' Report – Remuneration Report
for the financial year ended 31 March 2009 continued

3.2.4 No special contractual termination payments

The following table summarises key features of the employment contracts for Executive Committee members and Executive Voting Directors:

Length of contract	Permanent open-ended
Remuneration review period	1 April-31 March annually
Directors' profit share participation	All Executive Directors are eligible to participate in the DPS Plan, referred to in section 3.2.3.1.1 above, which ensures that a large part of their remuneration is "at risk". The rules of the DPS Plan are set out in the internal Macquarie Group Limited Executive Directors' Remuneration Booklet (also known as the Grey Book). Upon retirement from Macquarie, Executive Directors may be entitled to the vested retained DPS held under the Plan provided it is determined that no disqualifying events have occurred
Option participation	All Executive Directors are eligible to participate in five year options over ordinary unissued Macquarie ordinary shares, under the terms described in section 3.2.3.2. Subject to discretions able to be exercised by the Board or its delegates, on termination from Macquarie, Executive Directors are entitled to retain those options which have vested at the termination date
Termination of employment	Termination of employment by Macquarie or the executive requires four weeks' notice*

* Subject to compliance with local regulatory requirements. In Australia, executives given notice by Macquarie may receive an additional week's notice where they are over 45 years of age and have more than two years' continuous service.

Subject to minor variations arising from local employment and other laws in the jurisdictions in which Macquarie operates, the same contractual arrangements generally apply to all executives at Executive Director level.

Contractually, Executive Directors who leave Macquarie are eligible to receive vested retained profit share (subject to there being no disqualifying event in the period of up to six months following the departure) and may retain any vested but unexercised options (which will lapse if they are not exercised in the six months following departure). Depending on the jurisdiction, they may also receive a payment in lieu of any accrued but untaken leave and entitlements. Aside from notice (for which a payment or part payment may be made in lieu of being required to work the notice), no other contractual termination entitlements exist.

Under the proposed changes the key features may be summarised as follows:

Length of contract	*Permanent open ended*
Remuneration review period	*1 April-31 March annually*
Directors' profit share participation	*All Executive Directors are eligible to be considered for a DPS allocation, referred to in section 3.2.3.1.1 above, which ensures that a large part of their remuneration is "at risk". The DPS Terms are set out in the Macquarie Group Executive Directors' Remuneration Booklet (also known as the Grey Book). A departing Executive Director's retained DPS will only be released early on a discretionary basis in the case of genuine retirement and will be subject to forfeiture provisions. Transitional rules will apply to align the old and the new schemes and upon retirement from Macquarie, Executive Directors may be entitled to the vested retained DPS held under the old scheme provided that it is determined that no disqualifying events have occurred*
Option participation	*Executive Committee members remain eligible to participate in five year options over ordinary unissued Macquarie ordinary shares, under the terms described in section 3.2.3.2 (other Executive Directors are no longer eligible for options allocations). Subject to discretions able to be exercised by the Board or its delegates, on termination from Macquarie, all Executive Directors continue to remain entitled to retain options which are vested at the termination date*
Termination of employment	*Termination of employment by Macquarie or the Executive Director requires four weeks' notice**

* Subject to compliance with local regulatory requirements. In Australia, executives given notice by Macquarie may receive an additional week's notice where they are over 45 years of age and have more than two years' continuous service.

3.3 Continuing to provide strong governance structures and processes with a greater focus on managing risk

Effective governance is central to Macquarie's remuneration strategy and approach. A stronger focus on governance and risk management are two global trends that are emerging. The Board considers that strategies are in place to provide even stronger governance of Macquarie's remuneration approach. The Board aims to ensure that Macquarie's remuneration system is sound in the following ways:

- strong Board oversight
- assessment of risk as part of the profit share allocation process
- independent remuneration review.

These key elements of Macquarie's approach are described below.

3.3.1 Strong Board oversight to ensure sound overall remuneration governance

The Board of Directors has oversight of Macquarie's remuneration arrangements. The Board has established a Board Remuneration Committee (BRC or Committee) whose objective is to assist the Macquarie Board and the Board of Macquarie Bank Limited (Macquarie Bank), a key operating subsidiary, with Macquarie's remuneration policies and practices.

The Committee currently comprises four Non-Executive Directors, a majority of whom are Independent, including the Committee Chairman:

Helen Nugent	Committee Chairman	Non-Executive Director
David Clarke*	Committee Member	Non-Executive Chairman
John Niland	Committee Member	Non-Executive Director
Peter Warne	Committee Member	Non-Executive Director
Kevin McCann**	Committee Member from 27 November 2008	Non-Executive Acting Chairman from 27 November 2008

* Due to illness, Mr Clarke sought and was granted leave of absence from 27 November 2008.

** Mr McCann was appointed Acting Chairman of Macquarie Group Limited and a Committee member on 27 November 2008 for the duration of Mr Clarke's absence and has served in this capacity since this time.

The BRC members have the required experience and expertise in both human resources and risk to achieve effective governance of Macquarie's remuneration system. All members of the BRC are also members of the Board Risk Committee, with Mr Warne being the Acting Chairman of that Committee in Mr Clarke's absence. In addition, all members of the BRC have extensive experience in remuneration, either through their professional background or as members of the Remuneration Committees of other Boards.

The Committee has a regular meeting cycle and holds additional meetings as needed. The Committee met eight times over the last financial year. Attendance at the meetings is set out in the Corporate Governance Statement of the Directors Report.

The Board pays serious, sustained attention to the design and the operation of remuneration practices for all of Macquarie, not just for the most senior executives.

The responsibilities of the Committee are set out in a formal charter which is available on Macquarie's website. Board oversight of the approval framework for remuneration recommendations can be summarised as follows:

The Non-Executive Directors of the Boards of Macquarie and Macquarie Bank, as appropriate, approve the following on the recommendation of the BRC:

- changes to the design of the remuneration approach for the whole of Macquarie (not just for the Executive Committee)
- material changes to the recruitment, retention and termination policies and procedures for Macquarie's senior management team (Executive Committee and other Operating Group Heads)
- all individual remuneration/profit share recommendations for members of the respective Executive Committees and other Executive Voting Directors (including the Managing Director)
- all individual performance option grants to members of the respective Executive Committees, with the proviso that grants to Executive Voting Directors (including the Managing Director) must be approved by shareholders at the Annual General Meeting
- other remuneration recommendations relating to individuals or groups of individuals which are disclosed or are significant because of their sensitivity or precedent implications
- the continued application of the profit share methodology and any adjustments.

Directors' Report – Remuneration Report
for the financial year ended 31 March 2009 continued

Subject to the appropriate management of conflict of interest issues, the Macquarie Board of Directors approves the following on the recommendation of the BRC:

- recommendations relating to the remuneration framework for Macquarie, including in relation to the Non-Executive Directors of Macquarie and Macquarie Bank
- appropriate levels of delegated responsibility from Macquarie's Board to management for remuneration related policy and practice decisions
- remuneration recommendations relating to Non-Executive Directors of Macquarie and Macquarie Bank
- other material changes to remuneration policies
- determination of the total option pool available for annual performance/promotion grants to staff.

The BRC approves the following matters on behalf of the Macquarie Board:

- changes to the recruitment, retention and termination policies and procedures for Macquarie's senior management team (Executive Committee and other Operating Group Heads) not requiring Macquarie Board approval
- material changes to superannuation/pension arrangements
- other changes to remuneration policies not requiring Macquarie Board approval.

The BRC approves the following matters on behalf of both the Macquarie Board and Macquarie Bank's Board:

- all individual remuneration/profit share recommendations for Executive Directors, other than those required to be approved by the Non-Executive Directors of Macquarie and Macquarie Bank Boards as noted above
- remuneration recommendations made outside of policy relating to individuals or groups of individuals (unless required to be approved by the Board)
- all individual promotion/performance options grants to staff other than those designated above
- the specific notional portfolio allocations of retained DPS amounts for individual Executive Directors.

The BRC also has the authority to monitor the implementation of the executive remuneration policy, including an annual review of compliance with the Executive Director minimum shareholding requirements.

The Board has adopted internal guidelines on declaring and dealing with conflicts of interest. These are rigidly followed by the Committee.

This remuneration governance framework ensures that remuneration recommendations relating to staff at various levels of seniority must be approved at an appropriate level of authority.

The following diagram highlights the Board's involvement with critical remuneration decisions through the annual remuneration cycle.

Board oversight of remuneration decisions

Approvals

- Changes to profit share methodology reviewed by BRC and approved by Non-Executive Directors of the Board

- Non-Executive Directors of the Board approve:
  - Total option pool available for annual performance/promotion grants to staff
  - The continued application of the profit share methodology
- The Board Remuneration Committee approves the calculation of the final profit share pool based on application of the methodology and any adjustments

- Non-Executive Directors of the Board approve:
  - All individual profit share recommendations for Executive Committee members and other Executive Voting Directors
  - All individual performance options grants to Executive Committee members*
- The Board Remuneration Committee approves:
  - All individual promotion/performance options grants to staff other than those designated above
  - All individual profit share recommendations for Executive Directors other than those required by the Board as noted above
  - All "high" profit share earners regardless of level

Confirm methodology → **Create pools** → **Allocate pools**

Confirm methodology
- Profit share methodology reviewed at least annually including the proportion of after-tax profit and the proportion of earnings in excess of the Group's cost of capital that are used to calculate the profit share pool

Create pools
- Size of the profit share pool is determined annually by reference to the Group's after-tax profits and its earnings over and above the estimated cost of capital
- These are two key drivers of shareholder value
- Options pool determined annually having regard to the limits on the number of options that may be on issue at any point in time and remuneration strategy generally

Allocate pools
- Primary basis for allocating the profit sharing and options pool to business areas is based on the business's relative contribution to profits taking into account capital usage
- Allocations to individuals are based on their performance**
- Performance criteria vary depending on an individual's role but are linked where possible to outcomes that contribute to NPAT and ROE as well as risk and other factors

* On the proviso that grants to Executive Voting Directors (including the Managing Director) must be approved by shareholders at the AGM.

** Refer also to the commentary in section 3.2.2 in relation to staff who have fund responsibilities.

Directors' Report – Remuneration Report
for the financial year ended 31 March 2009
continued

3.3.2 Assessment of risk as part of the profit share allocation process

The Board considers that the effective alignment of remuneration with prudent risk taking to be a fundamental criteria for any successful remuneration system.

The Board's approach to risk is to make risk decisions at multiple levels.

The Board has always used both executive judgement and quantitative risk measures to determine the quantum of variable remuneration allocations. The quantitative measures are as follows:

- the profit share pool is determined by reference to both profit (not revenue) and earnings over and above the estimated cost of capital
- ROE is taken into account at a Macquarie-wide level and economic and prudential capital usage at a business group level for profit share pool allocation
- the performance hurdle for existing Executive Director options to vest is linked to return on equity, not TSR or EPS
- the performance hurdle for existing Executive Director options looks at Macquarie's three year average ROE.

The Board acknowledges that quantitative risk measures have limitations and, therefore, overlays these measures with executive judgement. Just as judgement is required in managing Macquarie's risk profile, significant judgement is exercised when risk-adjusting profit share allocations. When assessing the performance of businesses and individuals, management and the BRC look at a range of factors, including risk management, governance and compliance, people leadership and upholding Macquarie's Goals and Values.

In addition to this, the Non-Executive Directors of the Board have discretion to change the quantum of the profit share pool to reflect internal or external factors if deemed in Macquarie's and shareholders' interests, and/or to defer the payment of profit share amounts to a subsequent year at a company-wide, business or individual level where it is in the interests of Macquarie and shareholders to do so.

To strengthen Macquarie's arrangements in this area, the Chief Risk Officer will report to the BRC on capital allocation in respect of risks assumed and its impact on the overall profit share pool, and the profit share allocated to individual Operating Groups.

The Board seeks to ensure that remuneration is sensitive to risk outcomes in the following three ways:

- Remuneration outcomes must be symmetrical with risk outcomes.

  Profit share allocations are truly variable. The profit share component is variable upward and downward in response to good or poor performance. The fact that the profit share pool at a company-wide level is determined by reference to both profit and earnings over and above the estimated cost of capital ensures that there is no available profit share in the event of a loss at a Macquarie level.

- Remuneration payout schedules must be sensitive to the time horizon of risks.

  Under the proposed changes to remuneration arrangements, the proportion of an Executive Director's profit share allocation that is deferred and subject to the time horizon of risk will increase from 20 per cent to 50 per cent and for Executive Committee members from 40 per cent to 50 per cent (55 per cent for the Managing Director and Chief Executive Officer).

  Under the proposed changes, a departing Executive Director's retained profit share will only be paid out in the case of genuine retirement, subject to forfeiture provisions. The current six month period after which a departing Executive Director's retained profit share is paid out will lengthen. The payment of the last two years of a departing Executive Director's retained profit share will be subject to forfeiture if it is found that the individual has acted in a way that damages Macquarie, including but not limited to acts that lead to a material financial restatement, a significant financial loss or any significant reputational harm to Macquarie or its businesses.

  Consistent with existing arrangements, there are no "golden handshake" payments.

- The mix of cash, equity and other forms of remuneration should be consistent with risk alignment.

  Macquarie adopts a tailored approach to ensure that the retention levels and equity-based remuneration is appropriate given the seniority of the individual and their ability to influence results.

3.3.3 Independent Remuneration Review

The BRC has access to senior management of Macquarie and obtains the advice of external consultants on the appropriateness of remuneration packages and other employment conditions as required.

Starting in October 2008 for the 2008/2009 financial year, the BRC, on behalf of the Non-Executive Directors of Macquarie, commissioned an independent review of Executive Director remuneration from a US office of the global remuneration consultants Towers Perrin. The review considered the overall approach to remuneration, the extent of alignment with shareholder interests and a comparison of individual remuneration for senior executives where relevant competitor information was available. In addition, the BRC independently analysed global remuneration trends and data.

Towers Perrin's findings were that:

- Macquarie has used essentially the same remuneration system since Macquarie's founding
- the objectives on which Macquarie's remuneration system are built are similar to those cited in other leading global investment banks
- Macquarie's remuneration system:
  - has helped ensure that pay and performance are linked tightly
  - has several means to align executive reward and shareholder value creation
- Macquarie's remuneration governance process is fairly similar to that in place at Macquarie's peer US investment banks
- Macquarie's remuneration components support its remuneration principles and are very much in line with practices at peer global investment banks, including that:
  - fixed remuneration is modest relative to total compensation, the bulk of which is delivered through variable means (annual and long-term incentives)
  - the annual profit share is based on profit and return on equity, which are recognised by most peers as necessary to drive share price
  - individual profit share awards to executives are highly differentiated by individual contribution and results
  - a significant portion of profit share is invested in both Macquarie equity and Macquarie-managed funds equity and withheld for several years
  - executives must maintain an equity stake in the company
  - equity-based compensation (in the form of Macquarie options and Macquarie ordinary shares for Executive Committee members and Macquarie ordinary shares for other senior staff) is used as a long-term incentive for executives
  - Macquarie imposes a long vesting period on the portion of profit share deferred
  - Macquarie uses performance hurdles on its options for Executive Directors whereas traditional US practice is either to have options vest solely after the fulfilment of service requirements or to use restricted shares which also typically vest solely based on service
  - Macquarie's total remuneration as a percentage of income is the lowest relative to investment bank peers
  - additionally, Macquarie's remuneration ratios are meaningfully lower than many peers who had weak 2008 performance years.

Towers Perrin has also made the following observations in relation to the proposed changes to Macquarie's remuneration arrangements that are subject to shareholder approval at the 2009 AGM:

- removing performance-based options (except for Executive Committee members) is consistent with the recent trends, among banks, toward:
  - granting restricted stock units instead of stock options, and
  - when options are granted, limiting awards to senior executives.
- replacing promotion/new Director hire options by Macquarie equity is consistent with the trend toward granting restricted stock units instead of stock options
- having a greater proportion of performance-based remuneration deferred for Executive Directors will position Macquarie in line with peer practices
- having a greater percentage of performance-based remuneration delivered in equity for all Director level staff will mean that equity delivered under this proposal will be close to peer practice in a typical performance year
- the proposed vesting and payout profile for retained DPS for Executive Directors over years three to seven is more onerous than typical investment banking peer vesting provisions of three to five years.

An external review of Non-Executive Directors' remuneration was also commissioned in early 2009 from Guerdon Associates (refer section 3.4.2 for details).

Directors' Report – Remuneration Report
for the financial year ended 31 March 2009 continued

3.4 Continuing to recognise Non-Executive Directors for their role

Finally, Macquarie's remuneration approach ensures that the Non-Executive Directors are appropriately recognised. Reflecting this different focus, the remuneration arrangements applicable to Non-Executive Directors, as outlined in this section, are different from the arrangements applicable to executives.

3.4.1 Non-Executive Director remuneration policy

Macquarie's Non-Executive Director remuneration policy is focused on the overall objective of ensuring that Non-Executive Directors are remunerated appropriately. This objective is achieved by:

- setting Board and Committee fees at a level to ensure that Non-Executive Directors are remunerated in line with market rates for relevant Australian financial organisations for the time commitment and responsibilities involved
- delivering these fees in a form that is not contingent on Macquarie's performance
- not providing termination or retirement benefits other than payments relating to their accrued superannuation contributions comprising part of their remuneration.

Thus, Macquarie's Non-Executive Director remuneration arrangements are structured quite differently from the executive remuneration arrangements. Executive Directors are not remunerated for acting as Voting Directors.

All Voting Directors are required to at least annually disclose their financing arrangements relating to their Macquarie securities to the Chairman via the Company Secretary.

All Non-Executive Directors of Macquarie Group Limited are also Non-Executive Directors of Macquarie Bank Limited, a key operating subsidiary. This policy governs the Non-Executive Directors of both Macquarie and Macquarie Bank in aggregate.

3.4.2 Board and Committee fees

Non-Executive Directors are remunerated via Board and Committee fees in line with market rates for relevant Australian financial organisations for the time commitment and responsibilities involved. These fees are reviewed annually on the basis of a comparison to market rates. An external review is conducted periodically both as verification of the market comparison and also to provide observations concerning the continuing validity of the methodology.

Such an external review was commissioned and conducted in early 2009 to ensure that the Non-Executive Directors' remuneration was in line with the relevant benchmark organisations and to ensure that the methodology and framework employed was appropriate. The review was conducted by Guerdon Associates. The Board of Directors critically evaluated the analyses and the conclusions reached.

Macquarie's Non-Executive Directors are remunerated for their services from the maximum aggregate amount approved by shareholders for that purpose. The maximum aggregate amount of $3,000,000 was approved by Macquarie Bank Limited shareholders at Macquarie Bank's 2007 AGM. This same amount has been set in place for Macquarie Group Limited and applies on a consolidated basis.

Although fees have been split between Macquarie Bank Limited and Macquarie Group Limited, the Board ensures that Non-Executive Director remuneration for Macquarie Bank Limited and Macquarie Group Limited taken together does not exceed this shareholder approved maximum aggregate amount.

As a result of the review undertaken this year, no change has been made to the per annum rates for Non-Executive Directors of Macquarie Group Limited (Macquarie) and Macquarie Bank Limited (Macquarie Bank), except for some minor adjustments for the incremental workload of Committee Chairmen. The current per annum rates are set out in the table as follows:

Macquarie and Macquarie Bank Fees	Macquarie fees		Macquarie Bank fees		Total fees	
	Chairman	Member	Chairman	Member	Chairman	Member
Board	$515,000	$140,000	$240,000	$65,000	$755,000	$205,000
Board Risk Committee	$36,000	$18,000	N/A**	N/A**	$36,000	$18,000
Board Audit and Compliance Committee	$70,000	$30,000	N/A**	N/A**	$70,000	$30,000
Board Remuneration Committee	$70,000	$25,000	N/A**	N/A**	$70,000	$25,000
Board Corporate Governance Committee	$36,000*	$18,000	N/A**	N/A**	$36,000*	$18,000
Board Nominating Committee	N/A***	$8,000	N/A**	N/A**	N/A***	$8,000

* This role is currently filled by the Acting Non-Executive Chairman who is not separately remunerated for Committee responsibilities.

** Macquarie Bank Limited does not have separate Committees, although Macquarie Group Limited's Audit and Compliance Committee and Remuneration Committee support both Boards.

*** No separate fee is paid for this role as it is filled by the Chairman (currently by the Acting Chairman).

Base and Committee fees are paid quarterly. Non-Executive Directors may elect to receive their remuneration, in part, in the form of superannuation contributions and by way of Macquarie ordinary shares issued via the Macquarie Group Non-Executive Director Share Acquisition Plan (NEDSAP), a mechanism for the Non-Executive Directors to acquire additional ordinary shares in Macquarie. The terms of the NEDSAP substantially replicate the terms of an equivalent plan that was operated by Macquarie Bank Limited, as approved at Macquarie Bank Limited's 1999 Annual General Meeting. Shares under the NEDSAP are acquired on-market at prevailing market prices.

Information on the frequency of Board and Committee meetings is included on page [53] of the Directors' Report.

There are no termination payments to Non-Executive Directors on their retirement from office (and there never were in the case of both Macquarie Group Limited and Macquarie Bank Limited) other than payments relating to their accrued superannuation contributions comprising part of their remuneration.

3.4.3 Minimum shareholding requirement for Non-Executive Directors

To encourage long-term commitment and to more closely align the interests of the Board with shareholders, the Board has a minimum shareholding requirement for Non-Executive Directors. Non-Executive Directors are required to have a meaningful direct shareholding in Macquarie. A share plan is available to Non-Executive Directors to allocate a portion of their Board and Committee fees to acquire Macquarie equity.

Under the minimum shareholding requirement, Non-Executive Directors are required to acquire and maintain, directly or indirectly, a holding of 4,000 Macquarie ordinary shares, which they may accumulate over three years from the date of appointment. They are required to extend this holding by an additional 2,000 Macquarie ordinary shares over the next two years, such that they maintain a holding of 6,000 Macquarie ordinary shares. These minimum holdings may be contributed via participation in the NEDSAP.

Under Macquarie's Trading Policy, Non-Executive Directors are forbidden from hedging shares held to meet this minimum Macquarie shareholding requirement. Actual shareholdings are set out in Appendix 3 below.

Directors' Report – Remuneration Report
for the financial year ended 31 March 2009 continued

Appendices: Key Management Personnel disclosures

Appendix 1: Key Management Personnel

The following persons were Voting Directors of Macquarie Group Limited for the period during the financial years ended 31 March 2009 and 31 March 2008, unless otherwise indicated:

Directors:		**Changes during 2008 & 2009 (except as noted below)**
Executive		
N.W. Moore*	Managing Director and Chief Executive Officer	Appointed to the Board on 22 February 2008 and as Managing Director and Chief Executive Officer on 24 May 2008
A.E. Moss, AO		Retired 24 May 2008
L.G. Cox, AO		
Non-Executive		
D.S. Clarke, AO	Non- Executive Chairman	On leave of absence from 27 November 2008
P.M. Kirby		
C.B. Livingstone, AO		
H.K. McCann, AM		Acting Chairman in D.S. Clarke's absence
J.R. Niland, AC		
H.M. Nugent, AO		
P.H. Warne		

In addition to the Executive Directors listed above, the following persons also had authority and responsibility for planning, directing and controlling the activities of Macquarie and its controlled entities during the financial years ended 31 March 2009 and 31 March 2008, unless otherwise indicated:

Executives:	
J.K. Burke	Former Joint Group Head, Macquarie Securities Group (retired on 26 February 2009)
M. Carapiet*	Group Head, Macquarie Capital
A.J. Downe*	Group Head, Treasury and Commodities Group
R.S. Laidlaw*	Group Head, Macquarie Securities Group (appointed 10 June 2008)
P.J. Maher*	Group Head, Banking and Financial Services Group
N.R. Minogue*	Group Head, Risk Management Group
W.R. Sheppard*	Deputy Managing Director
G.C. Ward*	Chief Financial Officer
S. Wikramanayake*	Group Head, Macquarie Funds Group (appointed 10 June 2008)

* Member of Macquarie's Executive Committee as at 30 April 2009.

The composition of the Macquarie Group Limited Board changed on 30 August 2007 and therefore the Directors above were appointed on that date unless otherwise indicated. For the period from incorporation until 30 August 2007, W.R. Sheppard, G.C. Ward and S.J Dyson were Directors of Macquarie Group Limited. During this time, the company was dormant. W.R. Sheppard, G.C. Ward and S.J Dyson did not receive any remuneration for their services as Directors. J.G Allpass and M.R.G. Johnson were directors of Macquarie Bank Limited, the former ultimate parent of the Macquarie Group until their retirements on 19 July 2007.

A.E. Moss, L.G. Cox, D.S. Clarke, P.M. Kirby, C.B. Livingstone, H.K. McCann, J.R. Niland, H.M. Nugent and P.H. Warne were appointed as Directors of Macquarie Group Limited on 30 August 2007.

P.H. Warne was appointed as a Director of Macquarie Bank Limited, the former ultimate parent of the Macquarie Group, on 1 July 2007.

The remuneration and other related party disclosures included in the Remuneration Report have been prepared in compliance with AASB 124: *Related Party Disclosures*. In addition, for information purposes, a pro forma Executive Remuneration disclosure table has been prepared under the proposed remuneration changes. Within this table, prior year comparatives for 2008 have not been restated.

For the purpose of these disclosures, all the individuals listed above have been determined to be Key Management Personnel, as defined by the Accounting Standard. Macquarie's Non-Executive Directors are specifically required by the Accounting Standard to be included as Key Management Personnel. However, the Non-Executive Directors do not consider that they are part of 'management'.

Appendix 2: Remuneration disclosures

Executive remuneration

The remuneration arrangements for all of the persons listed above as Executive Directors or Executives are described in section 3.2 above.

The individuals identified above as Key Management Personnel include the five highest remunerated Company Executives and Relevant Group Executives.

In accordance with the requirements of AASB 124: *Related Party Disclosures*, the remuneration disclosures in the remuneration tables for the year ended 31 March 2009 and the year ended 31 March 2008, only include remuneration relating to the portion of the relevant periods that each individual was a Key Management Person.

As explained in section 3.2.3.1.1 above, DPS amounts retained under the DPS Plan are notionally invested for Executive Directors, providing them with an economic exposure to the underlying investments, typically Macquarie-managed specialist funds. This ensures that they are exposed to both the upside and downside of the underlying securities.

Executive Directors are each entitled to amounts equivalent to the investment earnings (dividends/distributions and security price appreciation) on the underlying securities. Where these amounts are positive, they may be paid to Executive Directors as additional remuneration and are included in the relevant remuneration disclosures below as part of Long-Term Employee Benefits (refer to the "Earnings on prior year restricted profit share" column in the tables on pages 98 to 99. When these amounts are negative, they are deducted from "Long-Term Employee Benefits" remuneration in the same column.

These earnings on restricted profit share amounts reflect the investment performance of the assets in which prior year retained DPS amounts have been invested. Their inclusion in the individual remuneration disclosures below may therefore cause distortions when year-on-year remuneration trends are examined. They do not reflect remuneration review decisions made in relation to the individual's current year performance.

The table below highlights the underlying remuneration trend by adjusting the disclosed remuneration to exclude these earnings on retained DPS amounts for Key Management Personnel.

The information is also presented with Mr A.E. Moss, Mr R.S. Laidlaw and Ms S. Wikramanayake. Because the above named Executives either retired from Executive duties, or became a Key Management Personnel for the first time in 2009 they have been excluded from this analysis to provide a meaningful year-on-year comparison of data.

	2008 $	**2009** **$**	Increase/ (Decrease)
All Executive Key Management Personnel			
Total disclosed remuneration	124,746,718	**11,364,969**	(90.9)%
Less/(Add): Earnings/(Loss) on restricted profit share amounts	(15,447,287)	**(25,345,764)**	
Total underlying remuneration	140,194,005	**36,710,733**	(73.8)%
Executive Key Management Personnel excluding Mr A.E. Moss (2008), Mr R.S Laidlaw, Ms S. Wikramanayake			
Total disclosed remuneration	99,991,274	**11,037,226**	(89.0)%
Less/(Add): Earnings/(Loss) on restricted profit share amounts	(10,569,440)	**(18,736,776)**	
Total underlying remuneration	110,560,714	**29,774,002**	(73.1)%

Directors' Report – Remuneration Report
for the financial year ended 31 March 2009 continued

Executive remuneration disclosure

		Short-Term Employee Benefits		
		Salary (including superannuation $	Performance related remuneration (a) $	Total short-term employee benefits $
Executive Directors				
L.G. Cox	**2009**	**396,567**	**228,289**	**624,856**
	2008	396,270	1,000,912	1,397,182
N.W. Moore	**2009**	**517,611**	**2,120,641**	**2,638,252**
	2008	517,573	18,726,921	19,244,494
Other Executives				
M. Carapiet	**2009**	**383,415**	**2,544,769**	**2,928,184**
	2008	383,387	13,189,505	13,572,892
A.J. Downe	**2009**	**479,269**	**3,958,530**	**4,437,799**
	2008	479,234	11,738,659	12,217,893
R.S. Laidlaw (g)	**2009**	**310,695**	**1,374,645**	**1,685,340**
	2008	–	–	–
P.J. Maher	**2009**	**455,306**	**961,357**	**1,416,663**
	2008	455,273	3,297,376	3,752,649
N.R. Minogue	**2009**	**431,342**	**1,555,137**	**1,986,479**
	2008	431,311	3,462,245	3,893,556
W.R. Sheppard	**2009**	**517,611**	**282,752**	**800,363**
	2008	517,573	3,363,324	3,880,897
G.C. Ward	**2009**	**431,342**	**1,979,265**	**2,410,607**
	2008	431,311	3,528,193	3,959,504
S. Wikramanayake (g)	**2009**	**310,695**	**687,322**	**998,017**
	2008	–	–	–
Former Executive Directors and Executives				
J.K. Burke (h)	**2009**	**348,556**	**–**	**348,556**
	2008	383,387	12,200,292	12,583,679
A.E. Moss (i)	**2009**	**100,748**	**1,515,978**	**1,616,726**
	2008	670,928	27,223,798	27,894,726
Total Remuneration – Executive Key Management Personnel	**2009**	**4,683,157**	**17,208,685**	**21,891,842**
	2008	4,666,247	97,731,225	102,397,472

Long-Term Employee Benefits			Share Based Payments				
Restricted profit share (b) $	Earnings on prior year restricted profit share (c) $	Total long-term employee benefits $	Shares (d) $	Options (e), (f) $	Total share-based payments $	Total remuneration $	Percentage of remuneration that consists of options %
57,072	**(200,085)**	**(143,013)**	**–**	**13,893**	**13,893**	**495,736**	**2.80**
250,228	(54,098)	196,130	–	85,394	85,394	1,678,706	5.09
942,507	**(5,840,183)**	**(4,897,676)**	**1,649,387**	**900,793**	**2,550,180**	**290,756**	**309.81**
5,350,549	(2,194,999)	3,155,550	2,675,274	1,676,580	4,351,854	26,751,898	6.27
848,256	**(3,873,197)**	**(3,024,941)**	**848,256**	**472,382**	**1,320,638**	**1,223,881**	**38.60**
3,768,430	(1,449,207)	2,319,223	1,884,215	1,371,250	3,255,465	19,147,580	7.16
1,319,510	**(3,698,929)**	**(2,379,419)**	**1,319,510**	**334,093**	**1,653,603**	**3,711,983**	**9.00**
3,353,903	(3,203,246)	150,657	1,676,951	801,132	2,478,083	14,846,633	5.40
458,215	**(1,145,138)**	**(686,923)**	**458,215**	**787,201**	**1,245,416**	**2,243,833**	**35.08**
–	–	–	–	–	–	–	–
320,452	**(887,238)**	**(566,786)**	**320,452**	**172,891**	**493,343**	**1,343,220**	**12.87**
942,107	(729,050)	213,057	471,054	300,718	771,772	4,737,478	6.35
518,379	**(1,100,155)**	**(581,776)**	**518,379**	**133,538**	**651,917**	**2,056,620**	**6.49**
989,213	(932,937)	56,276	494,606	370,303	864,909	4,814,741	7.69
94,251	**(1,842,620)**	**(1,748,369)**	**94,251**	**175,241**	**269,492**	**(678,514)**	**(25.83)**
960,950	(1,621,746)	(660,796)	480,475	488,419	968,894	4,188,995	11.66
659,755	**(794,746)**	**(134,991)**	**659,755**	**187,564**	**847,319**	**3,122,935**	**6.01**
1,008,055	(677,098)	330,957	504,028	320,316	824,344	5,114,805	6.26
229,107	**(711,775)**	**(482,668)**	**229,107**	**418,713**	**647,820**	**1,163,169**	**36.00**
–	–	–	–	–	–	–	–
–	**(499,623)**	**(499,623)**	**–**	**(378,324)**	**(378,324)**	**(529,391)**	**71.46**
3,485,798	292,941	3,778,739	1,742,899	605,121	2,348,020	18,710,438	3.23
–	**(4,752,075)**	**(4,752,075)**	**–**	**56,090**	**56,090**	**(3,079,259)**	**(1.82)**
–	(4,877,847)	(4,877,847)	–	1,738,565	1,738,565	24,755,444	7.02
5,447,504	**(25,345,764)**	**(19,898,260)**	**6,097,312**	**3,274,075**	**9,371,387**	**11,364,969**	
20,109,233	(15,447,287)	4,661,946	9,929,502	7,757,798	17,687,300	124,746,718	

Directors' Report – Remuneration Report
for the financial year ended 31 March 2009 continued

Notes on elements of executive remuneration

(a) Performance related remuneration represents the current portion of each individual's profit share allocation in relation to the reporting period. For 2009 and 2008, in the case of Mr A.E. Moss, the amount included in this column in the table above also includes the related restricted profit share amounts (refer (b) below), which was paid within twelve months of the end of the reporting period, in accordance with the requirements of AASB 124: *Related Party Disclosures*.

(b) This is the retained amount relating to current year profit share allocations, which is deferred to future periods as described in section 3.2.3.1.1 above. For 2009 and 2008, in the case of Mr A.E. Moss (because he retired), the retained amount is included within "Performance related remuneration" as it was paid within twelve months of the end of the reporting period.

(c) This is the notional earnings / (loss) on prior year restricted profit share allocations described on page 97 in this Appendix.

(d) This is the amount of the current year profit share allocation, which is allocated to invest in Macquarie ordinary shares as described in 3.2.3.1.2 above.

(e) This amount has been calculated on the basis as described in Note 2 xxi) Share based payments to the 2009 Financial Statements. Prior option grants for each individual have been measured at their grant dates based on each grant's fair value, and this amount is recognised evenly over the relevant vesting period for each tranche of options granted. Therefore, the amounts included in this table are not able to be derived directly from the disclosures in Appendix 3 below. If an option lapses in a reporting period, amounts previously recognised as remuneration in relation to the lapsed options are deducted from remuneration in the reporting period. In the case of Mr Burke, 108,334 unvested options lapsed when he retired from executive responsibilities on 26 February 2009. The reversal of the amounts previously recognised in relation to these options exceeded the amounts recognised in relation to his options which vested during the year, resulting in a negative balance in the table above for 2009.

(f) Performance hurdles attached to the options issued to the Executive Committee and Executive Voting Directors allow for options to become exercisable upon vesting only when Macquarie's average annual return on ordinary equity for the three previous financial years is above the 65th percentile, as further discussed in section 3.2.3.2.3. Performance hurdles for options issued on or after 30 June 2006 and vesting at 1 July 2009 are not expected to be achieved and therefore the options are not expected to vest. The related expense previously recognised for these option grants has been reversed in the current financial year and results in a reduction in total 2009 remuneration for the impacted individuals.

Notes on individuals

(g) Mr Laidlaw and Ms Wikramanayake were appointed to the Executive Committee on 10 June 2008.

(h) Mr J.K. Burke retired on 26 February 2009.

(i) Mr A.E. Moss retired on 24 May 2008. On 24 November 2008 he became entitled to his vested profit share of $24,752,508 which included notional earnings increment or decrement up until payment date once the Board determined that a disqualifying event had not occurred. This vested profit share amount comprises the retained portion of his profit share allocations from 1998 to 2007 as well as the retained portion of the profit share allocations for the years ended 31 March 2009 and 31 March 2008 (which are included within the "Performance related remuneration" disclosed in the table above). Mr Moss's total remuneration for 2009 included a final profit share allocation for the period 1 April 2008 up to the date of his retirement on 24 May 2008, which was paid in November 2008.

For each of the persons named in the tables above, the amounts of their remuneration for the reporting period that were not related to performance are the amounts in the columns headed 'Salary (including superannuation)' and 'Earnings on prior year restricted profit share'. All other remuneration was performance based.

As is evident from the tables on pages 98 to 99, the majority of the remuneration for the named Group executives is performance based (ranging from 55.5 per cent to 93.5 per cent for individuals who were Executive Committee members during the year ended 31 March 2009, excluding the impact of notional earnings on retained amounts). This is consistent with the comments previously made that the effect of Macquarie's profit sharing mechanism is to provide substantial incentives in relation to superior profitability, but low or no participation for less satisfactory performance. The mechanism provides significant alignment of their interests with those of shareholders.

Future amounts payable for Executive Voting Directors

Under the current remuneration arrangements, for each Executive Committee member named in the remuneration table above, with the exception of Mr A.E. Moss and Mr J.K. Burke, 60 per cent (45 per cent for the Managing Director and Chief Executive Officer) of the annual profit share entitlement was paid or payable in relation to the reported financial year. These amounts are indicated in the column headed "Performance related remuneration" in the table. Of the amounts held, 20 per cent (35 per cent for the Managing Director and Chief Executive Officer) is invested in Macquarie ordinary shares for at least three years as set out in section 3.2.3.1.2 and disclosed in the column headed 'Shares' on page [99]. The remainder of this section discusses the 20 per cent that is retained under the DPS Plan.

It has been a fundamental condition of the DPS arrangements that 20 per cent of the annual profit share entitlement is held subject to restrictions. Except in the case of Mr A.E. Moss and Mr J.K. Burke, these amounts are indicated in the column headed "Restricted profit share" in the remuneration table above. These restricted amounts begin to vest after five years of service as an Executive Director and fully vest after ten years of service as an Executive Director, subject to any disqualifying events. As described in section 3.2.3.1.1 above, vested amounts will begin to be released to Executive Directors at the earlier of the end of the ten year period or on ceasing employment (up to six months after departure) provided that no disqualifying events have occurred.

No person named in the remuneration table above forfeited any restricted profit share entitlements during the financial year.

For Macquarie executives named in the remuneration table above:

- subject to future notional investment earnings on the amounts retained, the maximum future value of their restricted profit share entitlements is reflected by the amounts in the 'Restricted profit share' column of that table (with the exception of Mr A.E. Moss for 2008, and Mr J.K. Burke for 2009, for whom it is equal to 20 per cent of the amount in the 'Performance related remuneration' column, subject to future notional investment earnings); and
- the minimum future value of their restricted profit share entitlements is zero in the event that certain defined disqualifying events occur and the amounts are forfeited.

The amount of DPS allocations of the Executive Voting Directors that are held subject to restrictions is shown in the table below. The amounts in this table have been presented inclusive of on-costs. In contrast, the DPS amounts disclosed in the table above as performance related remuneration and restricted profit share are exclusive of on-costs.

Future amounts payable for Executive Voting Directors:

Name and position	Balance of restricted profit share at 31 March 2008 plus 2008 DPS retention $	Amounts released from restricted profit share during the financial year (a) $	Actual balance of restricted profit share at 31 March 2009 $	Amount to be credited to restricted profit share in relation to the DPS allocation for the financial year (b) $	Negative notional earnings for the 12 months to 31 March 2009 $	Balance of restricted profit share at 31 March 2009 plus 2009 DPS retention $
Executive Directors						
N.W. Moore	27,263,336	(858,592)	26,404,744	1,000,000	(5,840,183)	21,564,561
L.G. Cox	938,239	–	938,239	60,000	(200,085)	798,154

(a) As outlined in section 3.2.3.1.1 above, retained DPS amounts are released to an Executive Director after ten years. During the financial year amounts retained from 1998 DPS allocations were released.

(b) Technically these amounts relating to 2009 DPS allocations are not credited until after 31 March 2009. However, they are added into the balance as at 31 March 2009 because that is the end of the financial year to which they relate.

The whole of the profit sharing provision, including amounts held subject to restrictions, for each financial year is charged against earnings in that year.

Under the proposed remuneration changes, executive remuneration would be as set out in the following table. This table has been prepared merely to illustrate the split between short and long-term benefits as well as the total amount that will be retained in the form of Macquarie ordinary shares. This table will differ to the information that will be presented in the remuneration report for the year ending 31 March 2010, should the changes be approved by shareholders. This table has not been presented in accordance with prescribed accounting rules, where retained profit share that is allocated as Macquarie ordinary shares, will be expensed evenly over the vesting period for each tranche of shares.

Directors' Report – Remuneration Report
for the financial year ended 31 March 2009 continued

Executive remuneration disclosure under proposed remuneration arrangements subject to shareholder approval at the 2009 AGM

		Short-Term Employee Benefits		
		Salary (including superannuation $	Performance related remuneration (a) $	Total short-term employee benefits $
Executive Directors				
L.G. Cox	**2009**	**396,567**	**142,680**	**539,247**
	2008	396,270	1,000,912	1,397,182
N.W. Moore	**2009**	**517,611**	**2,120,641**	**2,638,252**
	2008	517,573	18,726,921	19,244,494
Other Executives				
M. Carapiet	**2009**	**383,415**	**2,120,641**	**2,504,056**
	2008	383,387	13,189,505	13,572,892
A.J. Downe	**2009**	**479,269**	**3,298,776**	**3,778,045**
	2008	479,234	11,738,659	12,217,893
R.S. Laidlaw (g)	**2009**	**310,695**	**1,145,537**	**1,456,232**
	2008	-	-	-
P.J. Maher	**2009**	**455,306**	**801,130**	**1,256,436**
	2008	455,273	3,297,376	3,752,649
N.R. Minogue	**2009**	**431,342**	**1,295,948**	**1,727,290**
	2008	431,311	3,462,245	3,893,556
W.R. Sheppard	**2009**	**517,611**	**235,627**	**753,238**
	2008	517,573	3,363,324	3,880,897
G.C. Ward	**2009**	**431,342**	**1,649,387**	**2,080,729**
	2008	431,311	3,528,193	3,959,504
S. Wikramanayake (g)	**2009**	**310,695**	**572,768**	**883,463**
	2008	-	-	-
Former Executive Directors and Executives				
J.K. Burke (h)	**2009**	**348,556**	**–**	**348,556**
	2008	383,387	12,200,292	12,583,679
A.E. Moss (i)	**2009**	**100,748**	**1,515,978**	**1,616,726**
	2008	670,928	27,223,798	27,894,726
Total Remuneration – Executive Key Management Personnel	**2009**	**4,683,157**	**14,899,113**	**19,582,270**
	2008	4,666,247	97,731,225	102,397,472

Long-Term Employee Benefits			Share Based Payments				
Restricted profit share (b) $	Earnings on prior year restricted profit share (c) $	Total long-term employee benefits $	Shares (d) $	Options (e) (f) $	Total share-based payments $	Total remuneration $	Percentage of remuneration that consists of options %
14,269	**(200,085)**	**(185,816)**	**128,412**	**13,893**	**142,305**	**495,736**	**2.80**
250,228	(54,098)	196,130	–	85,394	85,394	1,678,706	5.09
518,378	**(5,840,183)**	**(5,321,805)**	**2,073,516**	**900,793**	**2,974,309**	**290,756**	**309.81**
5,350,549	(2,194,999)	3,155,550	2,675,274	1,676,580	4,351,854	26,751,898	6.27
742,223	**(3,873,197)**	**(3,130,974)**	**1,378,417**	**472,382**	**1,850,799**	**1,223,881**	**38.60**
3,768,430	(1,449,207)	2,319,223	1,884,215	1,371,250	3,255,465	19,147,580	7.16
329,877	**(3,698,929)**	**(3,369,052)**	**2,968,897**	**334,093**	**3,302,990**	**3,711,983**	**9.00**
3,353,903	(3,203,246)	150,657	1,676,951	801,132	2,478,083	14,846,633	5.40
114,554	**(1,145,138)**	**(1,030,584)**	**1,030,984**	**787,201**	**1,818,185**	**2,243,833**	**35.08**
-	-	-	-	-	-	-	-
80,113	**(887,238)**	**(807,125)**	**721,018**	**172,891**	**893,909**	**1,343,220**	**12.87**
942,107	(729,050)	213,057	471,054	300,718	771,772	4,737,478	6.35
129,595	**(1,100,155)**	**(970,560)**	**1,166,352**	**133,538**	**1,299,890**	**2,056,620**	**6.49**
989,213	(932,937)	56,276	494,606	370,303	864,909	4,814,741	7.69
23,563	**(1,842,620)**	**(1,819,057)**	**212,064**	**175,241**	**387,305**	**(678,514)**	**(25.83)**
960,950	(1,621,746)	(660,796)	480,475	488,419	968,894	4,188,995	11.66
164,939	**(794,746)**	**(629,807)**	**1,484,449**	**187,564**	**1,672,013**	**3,122,935**	**6.01**
1,008,055	(677,098)	330,957	504,028	320,316	824,344	5,114,805	6.26
57,276	**(711,775)**	**(654,499)**	**515,492**	**418,713**	**934,205**	**1,163,169**	**36.00**
-	-	-	-	-	-	-	-
-	**(499,623)**	**(499,623)**	**-**	**(378,324)**	**(378,324)**	**(529,391)**	**71.46**
3,485,798	292,941	3,778,739	1,742,899	605,121	2,348,020	18,710,438	3.23
-	**(4,752,075)**	**(4,752,075)**	**-**	**56,090**	**56,090**	**(3,079,259)**	**(1.82)**
-	(4,877,847)	(4,877,847)	-	1,738,565	1,738,565	24,755,444	7.02
2,174,787	**(25,345,764)**	**(23,170,977)**	**11,679,601**	**3,274,075**	**14,953,676**	**11,364,969**	
20,109,233	(15,447,287)	4,661,946	9,929,502	7,757,798	17,687,300	124,746,718	

Directors' Report – Remuneration Report
for the financial year ended 31 March 2009 continued

Notes on elements of executive remuneration

(a) Performance related remuneration represents the current portion of each individual's profit share allocation in relation to the reporting period. For 2009 and 2008, in the case of Mr A.E. Moss, the amount included in this column in the table above also includes the related restricted profit share amounts (refer (b) below), which was paid within twelve months of the end of the reporting period, in accordance with the requirements of AASB 124: *Related Party Disclosures*.

(b) This is the retained amount relating to current year profit share allocations, which is deferred to future periods and held as a notional investment in Macquarie-managed fund equity as described in section 3.2.3.1.1 under the "Proposed arrangements" heading. For 2009 and 2008, in the case of Mr A.E. Moss (because he retired), the retained amount is included within "Performance related remuneration" as it was paid within twelve months of the end of the reporting period.

(c) This is the notional earnings / (loss) on prior year restricted profit share allocations described on page 97 in this Appendix.

(d) This is the amount of the current year profit share allocation, which is deferred to future periods and invested in Macquarie ordinary shares as disclosed in 3.2.3.1.1 under the "Proposed arrangements" heading. Should shareholders approve the proposed changes, in 2010 this amount will be calculated and disclosed in accordance with prescribed accounting standards as described in Note 2 xxi) Share based payments to the 2009 Financial Statements.

(e) This amount has been calculated on the basis as described in [Note 2 (xxi) Share based payments to the 2009 Financial Statements]. Prior option grants for each individual have been measured at their grant dates based on each grant's fair value, and this amount is recognised evenly over the relevant vesting period for each tranche of options granted. Therefore, the amounts included in this table are not able to be derived directly from the disclosures in Appendix 3 below. If an option lapses in a reporting period, amounts previously recognised as remuneration in relation to the lapsed options are deducted from remuneration in the reporting period. In the case of Mr Burke, 108,334 unvested options lapsed when he retired from executive responsibilities on 26 February 2009. The reversal of the amounts previously recognised in relation to these options exceeded the amounts recognised in relation to his options which vested during the year, resulting in a negative balance in the table above for 2009.

(f) Performance hurdles attached to the options issued to the Executive Committee and Executive Voting Directors allow for options to become exercisable upon vesting only when Macquarie's average annual return on ordinary equity for the three previous financial years is above the 65th percentile, as further discussed in section 3.2.3.2.3. Performance hurdles for options issued on or after 30 June 2006 and vesting at 1 July 2009 are not expected to be achieved and therefore the options are not expected to vest. The related expense previously recognised for these option grants has been reversed in the current financial year and results in a reduction in total 2009 remuneration for the impacted individuals.

Notes on individuals

(g) Mr Laidlaw and Ms Wikramanayake were appointed to the Executive Committee on 10 June 2008.

(h) Mr J.K. Burke retired on 26 February 2009.

(i) Mr A.E. Moss retired on 24 May 2008. On 24 November 2008 he became entitled to his vested profit share of $24,752,508 which included notional earnings increment or decrement up until payment date once the Board determined that a disqualifying event had not occurred. This vested profit share amount comprises the retained portion of his profit share allocations from 1998 to 2007 as well as the retained portion of the profit share allocations for the years ended 31 March 2009 and 31 March 2008 (which are included within the "Performance related remuneration" disclosed in the table above). Mr Moss's total remuneration for 2009 included a final profit share allocation for the period 1 April 2008 up to the date of his retirement on 24 May 2008, which was paid in November 2008.

Non-Executive Director remuneration

The remuneration arrangements for all of the persons listed below as Non-Executive Directors are described in section 3.4 above. These Non-Executive Director remuneration arrangements have applied to Mr Clarke and Mr Johnson from 1 April 2007 onwards.

		Directors Fees $	Other Benefits (a) $	Total Compensation $
D.S. Clarke (b)	**2009**	**567,083**	**33,000**	**600,083**
	2008	736,250	40,000	776,250
J.G. Allpass (c)	**2009**	**–**	**–**	**–**
	2008	77,727	27,218	104,945
M.R.G. Johnson (d)	**2009**	**–**	**–**	**–**
	2008	66,818	60,606	127,424
P.M. Kirby	**2009**	**271,000**	**–**	**271,000**
	2008	257,958	–	257,958
C.B. Livingstone	**2009**	**298,500**	**16,350**	**314,850**
	2008	286,000	45,600	331,600
H.K. McCann (e)	**2009**	**448,217**	**–**	**448,217**
	2008	282,875	26,700	309,575
J.R. Niland	**2009**	**266,000**	**–**	**266,000**
	2008	262,542	–	262,542
H.M. Nugent	**2009**	**296,000**	**–**	**296,000**
	2008	273,500	–	273,500
P.H. Warne (f)	**2009**	**284,150**	**–**	**284,150**
	2008	206,417	–	206,417
Total Remuneration – Non-Executive Key Management Personnel	**2009**	**2,430,950**	**49,350**	**2,480,300**
	2008	2,450,087	200,124	2,650,211

(a) Other benefits for Non-Executive Directors include due diligence committee fees paid to Ms Livingstone of $16,350 (2008: $32,100), Mr McCann of $26,700 in 2008 and Mr Allpass of $7,000 in 2008; fees paid to Mr Allpass and Mr Johnson for Compliance Committee duties for certain related entities in 2008 (Macquarie Infrastructure Group, Macquarie Infrastructure Group International Limited, Macquarie Infrastructure Investment Management Limited, Macquarie Investment Management Limited, Macquarie Investment Services Limited and Macquarie Private Portfolio Management Limited), and fees paid to Mr Allpass and Ms Livingstone in 2008 for work performed in relation to the Basel II Board Sub-Committee.

For the period that Mr Clarke was Non-Executive Chairman, Mr Clarke was entitled to the use of an office and administrative support. Included above is a notional estimate of the portion of the cost of these services which may have been used by the Chairman for other purposes.

(b) Mr Clarke is currently on leave of absence (commenced on 27 November 2008).

(c) Mr Allpass retired from the Board of Directors on 19 July 2007.

(d) Mr. Johnson retired from the Board of Directors on 19 July 2007.

(e) Mr McCann is currently Acting Chairman in Mr Clarke's absence (since 27 November 2008).

(f) Mr Warne was appointed to the Board of Directors on 1 July 2007 and was appointed Acting Chairman of the Board Risk Committee in Mr Clarke's absence on 27 November 2008.

Directors' Report – Remuneration Report
for the financial year ended 31 March 2009
continued

Appendix 3: Share and option disclosures

Shares

Shareholding of Key Management Personnel and their related parties

The following table sets out details of Macquarie fully paid ordinary shares held during the year by the Key Management Personnel including their related parties.

For the year ended 31 March 2009

Name and position	Number of shares held at 1 April 2008	Shares issued on exercise of options	Other changes (a)	Number of shares held at 31 March 2009 (b)
Executive Directors				
L.G. Cox	269,812	–	–	269,812
N.W. Moore	1,030,510	–	166,901	1,197,411
Non-Executive Directors				
D.S. Clarke	704,868	–	46	704,914
P.M. Kirby	9,772	–	9,224	18,996
C.B. Livingstone	8,432	–	548	8,980
H.K. McCann	11,359	–	–	11,359
J.R. Niland	7,959	–	1,600	9,559
H.M. Nugent	20,613	–	–	20,613
P.H. Warne	9,077	–	6,744	15,821
Executives				
M. Carapiet	531,274	32,500	116,976	680,750
A.J. Downe	176,036	–	(51,934)	124,102
R.S. Laidlaw (c)	28,124	10,351	–	38,475
P.J. Maher	125,323	–	(19,148)	106,175
N.R. Minogue	157,312	–	(20,692)	136,620
W.R. Sheppard	261,313	–	6,477	267,790
G.C. Ward	56,620	–	(41,275)	15,345
S. Wikramanayake (c)	252,546	9,300	65,021	326,867
Former				
A.E. Moss (d)	404,236	–	–	404,236
J.K. Burke (e)	31,657	–	30,902	62,559

(a) Includes on-market acquisitions and disposals.

(b) Or date of retirement if earlier.

(c) Mr Laidlaw and Ms Wikramanayake were appointed to the Executive Committee on 10 June 2008. The opening balance on 1 April 2008 represents holdings at the date of appointment.

(d) Mr Moss retired from the Board of Directors and the Executive Committee on 24 May 2008. Balance at 31 March 2009 represents holdings at date of retirement.

(e) Mr Burke retired from the Executive Committee on 26 February 2009. Balance at 31 March 2009 represents holdings at date of retirement.

Shares

Shareholding of Key Management Personnel and their related parties **continued**

As a result of the corporate restructure that took place on 13 November 2007, shareholders of Macquarie Bank Limited obtained one Macquarie Group Limited ordinary share for each ordinary share they held in Macquarie Bank Limited prior to implementation of the restructure.

For the year ended 31 March 2008

Name and position	Number of shares held at 1 April 2007	Shares issued on exercise of options	Other changes (a)	Number of shares held at 31 March 2008 (b)
Executive Directors				
L.G. Cox	269,812	–	–	269,812
N.W. Moore	843,113	216,001	(28,604)	1,030,510
A.E. Moss	404,336	–	(100)	404,236
Non-Executive Directors				
J.G. Allpass (c)	18,513	–	–	18,513
D.S. Clarke	651,113	53,734	21	704,868
M.R.G. Johnson (d)	293,803	–	–	293,803
P.M. Kirby	9,772	–	–	9,772
C.B. Livingstone	7,550	–	882	8,432
H.K. McCann	11,359	–	–	11,359
J.R. Niland	5,959	–	2,000	7,959
H.M. Nugent	19,762	–	851	20,613
P.H. Warne (e)	8,790	–	287	9,077
Executives				
J.K. Burke	25,000	6,657	–	31,657
M. Carapiet	525,934	99,771	(94,431)	531,274
A.J. Downe	121,035	55,001	–	176,036
P.J. Maher	60,153	64,999	171	125,323
N.R. Minogue	110,811	46,501	–	157,312
W.R. Sheppard	259,271	–	2,042	261,313
G.C. Ward	29,211	27,409	–	56,620

(a) Includes on-market acquisitions and disposals.

(b) Or date of retirement if earlier.

(c) Mr Allpass retired from the Board of Directors on 19 July 2007. Balance at 31 March 2008 represents holdings at date of retirement.

(d) Mr Johnson retired from the Executive Committee on 31 March 2007. He continued as a Non-Executive Director until he retired on 19 July 2007. Balance at 31 March 2008 represents holdings at date of retirement.

(e) Mr Warne was appointed to the Board of Directors on 1 July 2007. The opening balance on 1 April 2007 represents holdings as at the date of appointment.

Directors' Report – Remuneration Report
for the financial year ended 31 March 2009 continued

Options

Option holdings of Key Management Personnel and their related parties

The following table sets out details of options held during the year for the Key Management Personnel including their related parties. The options are over fully paid unissued ordinary shares of Macquarie Group Limited.

For the year ended 31 March 2009

Name and position	Number of options held at 1 April 2008	Options granted during the financial year	Options exercised during the financial year	Other changes (a)	Number of options held at 31 March 2009 (b)	Number of options vested during the financial year	Number of options vested at 31 March 2009 (b)	Value of options granted as part of remuneration and that are exercised or sold during the financial year $ (c)
Executive Directors								
L.G. Cox	32,265	–	–	–	32,265	7,754	15,227	–
N.W. Moore	532,734	243,900	–	–	776,634	158,333	214,999	–
Non-Executive Directors								
D.S. Clarke	–	–	–	–	–	–	–	–
P.M. Kirby	–	–	–	–	–	–	–	–
C.B. Livingstone	–	–	–	–	–	–	–	–
H.K. McCann	–	–	–	–	–	–	–	–
J.R. Niland	–	–	–	–	–	–	–	–
H.M. Nugent	–	–	–	–	–	–	–	–
P.H. Warne	–	–	–	–	–	–	–	–
Executives								
M. Carapiet	383,067	200,000	(32,500)	–	550,567	120,889	88,389	625,300
A.J. Downe	248,334	178,000	–	–	426,334	73,333	89,999	–
R.S. Laidlaw (d)	247,725	135,000	(10,351)	–	372,374	62,586	87,075	137,151
P.J. Maher	85,001	50,000	–	–	135,001	31,667	31,667	–
N.R. Minogue	118,334	52,500	–	–	170,834	36,666	48,332	–
W.R. Sheppard	193,334	51,000	–	(20,000)	224,334	48,334	81,666	432,800
G.C. Ward	103,334	53,500	–	–	156,834	33,334	43,334	–
S. Wikramanayake (d)	107,575	80,000	(9,300)	–	178,275	30,828	21,528	128,247
Former								
A.E. Moss (e)	670,400	–	–	–	670,400	–	170,400	–
J.K. Burke (f)	224,678	–	–	(173,012)	51,666	70,000	51,666	1,304,555

(a) Includes vested options sold under facility provided by an external party, unless otherwise noted.
(b) Or date of retirement if earlier.
(c) Includes options that were granted as part of remuneration in prior financial years.
(d) Mr Laidlaw and Ms Wikramanayake were appointed to the Executive Committee on 10 June 2008. The opening balance at 1 April 2008 represents holdings at date of appointment.
(e) Mr Moss retired from the Board of Directors and the Executive Committee on 24 May 2008.
(f) Mr Burke retired from the Executive Committee on 26 February 2009, whereupon 108,334 unvested options lapsed.

Options

Option holdings of Key Management Personnel and their related parties continued

As a result of the corporate restructure that took effect on 13 November 2007, optionholders of Macquarie Bank Limited obtained one option over unissued Macquarie ordinary shares for each option they held in Macquarie Bank Limited prior to implementation of the restructure.

For the year ended 31 March 2008

Name and position	Number of options held at 1 April 2007	Options granted during the financial year	Options exercised during the financial year	Other changes (a)	Number of options held at 31 March 2008 (b)	Number of options vested during the financial year	Number of options vested at 31 March 2008 (b)	Value of options granted as part of remuneration and that are exercised or sold during the financial year $ (c)
Executive Directors								
L.G. Cox	23,265	9,000	–	–	32,265	4,673	7,473	–
N.W. Moore	594,335	154,400	(216,001)	–	532,734	138,333	56,666	9,604,962
A.E. Moss	511,000	159,400	–	–	670,400	115,200	170,400	–
Non-Executive Directors								
J.G. Allpass (d)	–	–	–	–	–	–	–	–
D.S. Clarke (e)	53,734	–	(53,734)	–	–	–	–	2,125,687
M.R.G. Johnson (f)	84,795	–	–	–	84,795	–	36,366	–
P.M. Kirby	–	–	–	–	–	–	–	–
C.B. Livingstone	–	–	–	–	–	–	–	–
H.K. McCann	–	–	–	–	–	–	–	–
J.R. Niland	–	–	–	–	–	–	–	–
H.M. Nugent	–	–	–	–	–	–	–	–
P.H. Warne (g)	–	–	–	–	–	–	–	–
Executives								
J.K. Burke	181,335	50,000	(6,657)	–	224,678	53,001	46,344	275,961
M. Carapiet	356,838	126,000	(99,771)	–	383,067	99,771	–	2,238,423
A.J. Downe	218,335	85,000	(55,001)	–	248,334	71,667	16,666	2,719,486
P.J. Maher	125,000	25,000	(64,999)	–	85,001	31,666	–	2,827,387
N.R. Minogue	129,835	35,000	(46,501)	–	118,334	36,667	11,666	2,196,873
W.R. Sheppard	148,334	45,000	–	–	193,334	53,332	53,332	–
G.C. Ward	100,743	30,000	(27,409)	–	103,334	31,667	10,000	1,473,361

(a) Vested options sold under facility provided by an external party unless otherwise noted.
(b) Or date of retirement if earlier.
(c) Includes options that were granted as part of remuneration in prior financial years.
(d) Mr Allpass retired on 19 July 2007. Balance at 31 March 2008 represents holdings at date of retirement.
(e) Mr Clarke retired as Executive Chairman on 31 March 2007. He continues as Non-Executive Chairman and is currently on leave of absence (commenced 27 November 2008).
(f) Mr Johnson retired from the Executive Committee on 31 March 2007. He continued as a Non-Executive Director until he retired on 19 July 2007. Balance at 31 March 2008 represents holdings at date of retirement.
(g) Mr Warne was appointed to the Board of Directors on 1 July 2007

No options granted as part of remuneration lapsed during the financial year.

Directors' Report – Remuneration Report
for the financial year ended 31 March 2009 continued

Details of options granted and their fair value at grant date

For the year ended 31 March 2009

Name and position	Date options granted	Number of options granted	Options exercise price $	Fair value at grant date* $	Value of options granted as part of remuneration during the year $	Date first tranche can be exercised	Expiry date
Executive Directors							
N.W. Moore	15 August 2008	243,900	53.91	10.74	2,619,486	1 July 2010	15 August 2013
Executives							
M. Carapiet	15 August 2008	200,000	53.91	10.74	2,148,000	1 July 2010	15 August 2013
A.J. Downe	15 August 2008	178,000	53.91	10.74	1,911,720	1 July 2010	15 August 2013
R.S. Laidlaw	15 August 2008	135,000	53.91	10.74	1,449,900	1 July 2010	15 August 2013
P.J. Maher	15 August 2008	50,000	53.91	10.74	537,000	1 July 2010	15 August 2013
N.R. Minogue	15 August 2008	52,500	53.91	10.74	563,850	1 July 2010	15 August 2013
W.R. Sheppard	15 August 2008	51,000	53.91	10.74	547,740	1 July 2010	15 August 2013
G.C. Ward	15 August 2008	53,500	53.91	10.74	574,590	1 July 2010	15 August 2013
S. Wikramanayake	15 August 2008	80,000	53.91	10.74	859,200	1 July 2010	15 August 2013
For the year ended 31 March 2008							
Executive Directors							
L.G. Cox	15 August 2007	9,000	71.41	11.16	100,440	1 July 2009	15 August 2012
N.W. Moore	15 August 2007	154,400	71.41	11.16	1,723,104	1 July 2009	15 August 2012
A.E. Moss	15 August 2007	159,400	71.41	11.16	1,778,904	1 July 2009	15 August 2012
Executives							
J.K. Burke	15 August 2007	50,000	71.41	11.16	558,000	1 July 2009	15 August 2012
M. Carapiet	15 August 2007	126,000	71.41	11.16	1,406,160	1 July 2009	15 August 2012
A.J. Downe	15 August 2007	85,000	71.41	11.16	948,600	1 July 2009	15 August 2012
P.J. Maher	15 August 2007	25,000	71.41	11.16	279,000	1 July 2009	15 August 2012
N.R. Minogue	15 August 2007	35.000	71.41	11.16	390,600	1 July 2009	15 August 2012
W.R. Sheppard	15 August 2007	45,000	71.41	11.16	502,200	1 July 2009	15 August 2012
G.C. Ward	15 August 2007	30,000	71.41	11.16	334,800	1 July 2009	15 August 2012

* Refer to notes on fair value below.

Macquarie has adopted the fair value measurement provisions of AASB 2: *Share-Based Payment* for all options granted to Key Management Personnel. The fair value of such grants is being amortised and disclosed as part of each Key Management Person's remuneration on a straight-line basis over the vesting period.

Performance hurdles attached to the options issued to the Key Management Personnel are not taken into account when determining the fair value of the option at grant date. Instead, these vesting conditions are taken into account by adjusting the number of equity instruments expected to vest. For the purpose of calculating the options-related compensation in Appendix 2 above, Macquarie has assumed that all options will vest, except where it is known that an option lapsed during the period.

Options granted during the financial year were issued subject to the exercise conditions noted above and are only exercisable in three equal tranches on or after 1 July 2010, 1 July 2011 and 1 July 2012. Allocation of these options were in respect of performance for Macquarie's 2008 financial year.

The fair value of each option is estimated on the date of grant using a trinomial option pricing framework. The following key assumptions have been adopted for grants made in the current financial year:

- risk free interest rate: 6.77 per cent (weighted average)
- expected life of options: four years
- volatility of share price: 24 per cent per annum
- dividend yield: 3.47 per cent per annum

The exercise price of the options granted to Executive Directors and Executives in the current financial year was based on the weighted average market price of Macquarie's ordinary shares traded on ASX during the one week up to and including 15 August 2008 (adjusted for special trades and any cum-dividend trading).

There were no options issued to Non-Executive Directors during the financial year.

Directors' Report – Remuneration Report
for the financial year ended 31 March 2009 continued

Ordinary shares issued as a result of the exercise of options by Key Management Personnel during the year

For the year ended 31 March 2009

Name and position	Number of options exercised during the financial year (a)	Number of shares issued on exercise of options	Exercise price paid in full per share $
Executives			
M. Carapiet	32,500	32,500	33.11
R.S. Laidlaw	10,351	10,351	32.75
S. Wikramanayake	9,300	9,300	32.26

(a) Or the period until date of retirement if earlier than 31 March 2009.

For the year ended 31 March 2008

Name and position	Number of options exercised during the financial year (a)	Number of shares issued on exercise of options	Exercise price paid in full per share $
Executive Directors			
N.W. Moore	52,668	52,668	30.51
	66,667	66,667	28.74
	96,666	96,666	32.26
Executives			
J.K. Burke	4,668	4,668	28.74
	1,989	1,989	33.11
M. Carapiet	26,668	26,668	28.74
	32,500	32,500	33.11
	40,603	40,603	63.34
A.J. Downe	26,668	26,668	28.74
	28,333	28,333	32.75
P.J. Maher	30,000	30,000	28.74
	26,666	26,666	35.28
	8,333	8,333	63.34
N.R. Minogue	11,668	11,668	28.74
	21,500	21,500	30.51
	13,333	13,333	33.11
G.C. Ward	14,076	14,076	28.74
	13,333	13,333	33.11

(a) Or the period until date of retirement if earlier than 31 March 2008.

Appendix 4: Loan disclosures

Loans to Key Management Personnel

Details of loans provided by Macquarie to Key Management Personnel and their related parties are disclosed in the following tables:

		Opening balance at 1 April	Interest charged (a)	Write-down	Closing balance at 31 March	Number in group 31 March
		$'000	$'000	$'000	$'000	$'000
Total for Key Management Personnel and their related parties	**2009**	**62,518**	**4,512**	**–**	**42,861**	**10**
	2008	57,545	4,486	–	62,540	14
Total for Key Management Personnel	**2009**	**44,506**	**2,504**	**–**	**22,729**	**5**
	2008	41,862	3,014	–	44,525	9

Loans and other financial instrument transactions are made by Macquarie in the ordinary course of business with related parties.

Certain loans are provided under zero cost collars secured over Macquarie Group Limited shares under normal terms and conditions consistent with other customers and employees.

Key Management Personnel including their related parties with loans above $100,000 at any time during the financial year:
For the year ended 31 March 2009

Name and position	Balance at 1 April 2008	Interest charged (a)	Write-down	Balance at 31 March 2009 (b)	Highest in period
	$'000	$'000	$'000	$'000	$'000
Executive Directors					
L.G. Cox	–	–	–	–	–
N.M. Moore	12,259	376	–	5,313	12,570
Non-Executive Directors					
D.S. Clarke (c)	34,826	3,352	–	37,290	37,798
Executives					
A.J. Downe	1,847	105	–	–	1,847
R.S. Laidlaw (d)	238	10	–	238	238
P.J. Maher	4,912	499	–	20	5,572
N.R. Minogue	4,249	42	–	–	4,339
G.C. Ward	4,406	127	–	–	4,406

(a) All loans provided by Macquarie to Directors and Executives are made in the ordinary course of business on an arm's-length basis and are entered into under normal terms and conditions consistent with other customers and employees. There have been no write-downs or allowances for doubtful debts.

(b) Or date of retirement if earlier.

(c) Mr Clarke is currently on leave of absence (commenced 27 November 2008).

(d) Mr Laidlaw was appointed to the Executive Committee on 10 June 2008. The balance at 1 April 2008 represents holdings at date of appointment.

Directors' Report – Remuneration Report
for the financial year ended 31 March 2009 continued

Key Management Personnel including their related parties with loans above $100,000 at any time during the financial year (continued)

For the year ended 31 March 2008

Name and position	Balance at 1 April 2007 $'000	Interest charged (a) $'000	Write-down $'000	Balance at 31 March 2008 (b) $'000	Highest in period $'000
Executive Directors					
L.G. Cox	200	7	–	–	765
N.M. Moore	12,891	618	–	12,259	12,891
Non-Executive Directors					
D.S. Clarke (c)	29,937	2,606	–	34,826	35,050
Executives					
M. Carapiet	5,286	137	–	19	5,286
A.J. Downe	–	49	–	1,847	1,847
P.J. Maher	2,866	416	–	4,912	5,769
N.R. Minogue	4,618	341	–	4,249	4,939
G.C. Ward	1,727	311	–	4,406	4,561

(a) All loans provided by Macquarie to Directors and Executives are made in the ordinary course of business on an arm's-length basis and are entered into under normal terms and conditions consistent with other customers and employees. There have been no write-downs or allowances for doubtful debts.

(b) Or date of retirement if earlier.

(c) Mr Clarke retired as Executive Chairman on 31 March 2007. He continues as Non-Executive Chairman and is currently on leave of absence (commenced 27 November 2008).

Appendix 5: Other disclosures

Other transactions and balances of Key Management Personnel and their related parties

The following Key Management Personnel have acquired Infrastructure Bonds and similar products from controlled entities within Macquarie which have been financed with limited recourse loans and are subject to forward sale agreements. The loan repayments and proceeds arising from the forward sale agreements are subject to a legal right of set-off and as such are not recognised for financial reporting purposes. The only amounts recognised by the economic entity in respect of these transactions are the annual payments from the relevant Key Management Personnel which are brought to account as fee revenue. These transactions have been undertaken on terms and conditions consistent with other customers and employees.

	Consolidated 2009 $'000	Consolidated 2008 $'000
Total annual contributions from Key Management Personnel and their related parties in respect of Infrastructure Bonds and similar products	**14,538**	13,481

The annual contributions in respect of Infrastructure Bonds and similar products relate to the following Key Management Personnel:

Executive Directors
L.G. Cox, N.W. Moore

Non-Executive Directors
D.S. Clarke (2008 only), P.M. Kirby

Executives
M. Carapiet, A.J. Downe, R.S. Laidlaw (2009 only), P.J. Maher, N.R. Minogue, W.R. Sheppard and G.C. Ward

Former
J.K. Burke

Directors' Report – Remuneration Report
for the financial year ended 31 March 2009 continued

The following Key Management Personnel (including related parties) have entered into zero cost collar transactions with Macquarie and other non related entities in respect of Macquarie ordinary shares. This has the effect of acquiring cash-settled put options against movements in the Macquarie share price below current levels and disposing of the benefit of any share price movement above the nominated level. These are not related to any shares required to be held as part of the new Executive Committee equity alignment and minimum shareholding arrangements as outlined in section 3.3.

Name and position	Description	**Number of shares 2009 $'000**	Number of shares 2008 $'000
Non-Executive Directors			
D.S. Clarke	Maturing May 2008	-	260,379
	Maturing June 2008	-	100,784
	Maturing May 2009	**361,163**	–
	Maturing August 2009	**25,196**	25,196
	Maturing June 2010	**213,517**	213,517
M.R.G. Johnson (a)	Maturing July 2008	-	25,000
Executives			
A.J. Downe	Maturing August 2008	-	36,382
	Maturing December 2008	-	55,001
G.C. Ward	Maturing July 2008	-	40,373
	Maturing July 2008	-	5,742

(a) Mr Johnson retired from the Executive Committee on 31 March 2007. He continued as a Non-Executive Director until he retired on 19 July 2007. Balance at 31 March 2008 represents holdings at date of retirement.

All other transactions with Key Management Personnel (including their personally related parties) were conducted on an arm's-length basis in the ordinary course of business and under normal terms and conditions for customers and employees. These transactions were trivial or domestic in nature and consisted principally of normal personal banking and financial investment services.

This is the end of the Remuneration Report.

Directors' equity participation

At 30 April 2009, the Directors have relevant interests, as notified by the Directors to the Australian Securities Exchange in accordance with the Corporations Act 2001 (Cth), in the following shares and share options of Macquarie:

	Fully paid ordinary shares held at 30 April 2009	Share options held at 30 April 2009[1]
D.S. Clarke	704,363	-
L.G. Cox	269,812	32,265
N.W. Moore	1,197,411	776,634
P.M. Kirby	18,996	-
C.B. Livingstone	8,980	-
H.K. McCann	11,359	-
J.R. Niland	9,559	-
H.M Nugent	12,443	-
P.H. Warne	15,821	-

[1] These share options were issued pursuant to the Macquarie Group Employee Share Option Plan and are subject to the exercise conditions applying to grants of options to Executive Directors, as described in note 38 - Employee equity participation.

During the financial year, Directors received dividends relating to their shareholdings in Macquarie at the same rate as other shareholders.

The relevant interests of Directors as at 30 April 2009 in managed investment schemes made available by subsidiaries of Macquarie and contracts that confer a right to call for or deliver shares in Macquarie are listed on pages 119-120.

Directors' and Officers' indemnification and insurance

Under Macquarie's Constitution, Macquarie indemnifies all past and present Directors and Secretaries of Macquarie (including at this time the Directors named in this report and the Secretaries), and its wholly-owned subsidiaries, against certain liabilities and costs incurred by them in their respective capacities. The indemnity covers the following liabilities and legal costs (subject to the exclusions described below):

- every liability incurred by the person in their respective capacity;
- all legal costs incurred in defending or resisting (or otherwise in connection with) proceedings in which the person becomes involved because of their respective capacity; and
- legal costs incurred by the person in good faith in obtaining legal advice on issues relevant to the performance and discharge of their duties as an officer of Macquarie or of a wholly-owned subsidiary of Macquarie, if that has been approved in accordance with Macquarie policy.

This indemnity does not apply to the extent that:

- Macquarie is forbidden by law to indemnify the person against the liability or legal costs, or
- an indemnity by Macquarie of the person against the liability or legal costs, if given, would be made void by law.

Macquarie has also entered into a Deed of Access, Indemnity, Insurance and Disclosure (Deed) with each of the Voting Directors. Under the Deed, Macquarie, inter alia, agrees to:

- indemnify the Voting Director to the full extent of the indemnity given in relation to officers of Macquarie under its Constitution in force from time to time;
- take out and maintain an insurance policy against liabilities incurred by the Voting Director acting as an officer of Macquarie or a wholly-owned subsidiary of Macquarie, or acting as an officer of another company at the specific request of Macquarie or a wholly-owned subsidiary of Macquarie. The insurance policy must be in an amount and on terms and conditions appropriate for a reasonably prudent company in Macquarie's position. The insurance policy must also be maintained for seven years after the Voting Director ceases to be a Voting Director or until any proceedings commenced during that period have been finally resolved (including any appeal proceedings); and
- grant access to the Voting Director to all company papers (including Board papers and other documents) of Macquarie or a subsidiary.

Directors' Report
for the financial year ended 31 March 2009 continued

In addition, Macquarie made an Indemnity and Insurance Deed Poll on 12 September 2007 (Deed Poll). The benefit of the undertakings made by Macquarie under the Deed Poll have been given to each of the Directors, Secretaries, persons involved in the management and certain other persons, of Macquarie, its wholly-owned subsidiaries and other companies where the person is acting as such at the specific request of Macquarie or a wholly-owned subsidiary of Macquarie. The Deed Poll provides for the same indemnity and insurance arrangements for those persons with the benefit of the Deed Poll as for the Deed of Indemnity, Access, Insurance and Disclosure described above. However, the Deed Poll does not provide for access to company documents of Macquarie or any subsidiary of Macquarie.

The indemnities and insurance arrangements provided for under the Macquarie Constitution, the Deed and the Deed Poll, are broadly consistent with the corresponding indemnities and insurance arrangements provided under the Macquarie Bank Constitution and deeds entered into by Macquarie Bank, and were adopted by Macquarie upon the Consolidated entity restructure, under which Macquarie replaced Macquarie Bank as the parent company of the Group.

Macquarie maintains a Directors' and Officers' insurance policy that provides cover for each person in favour of whom such insurance is required to be taken out under the Deed and the Deed Poll and for Macquarie in indemnifying such persons pursuant to the Deed and the Deed Poll. Relevant individuals pay the premium attributable to the direct coverage under the policy and Macquarie pays the premium attributable to the company reimbursement coverage under the policy. The Directors' and Officers' insurance policy prohibits disclosure of the premium payable under the policy and the nature of the liabilities insured.

Directors' interests and benefits

A number of Directors have given written notices stating that they hold office in specified companies and accordingly are regarded as having a relevant interest in any contract or proposed contract that may be made between Macquarie and any of these companies. Transactions between Macquarie and any of these companies are on normal commercial terms and conditions.

Other than any benefit that may have been derived from loans and other financial instrument transactions provided by and to Macquarie or a related entity and any amounts received in respect of previously accrued remuneration, no Director has, during the financial year and the period to the date of this report, become entitled to receive any benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by Directors shown in this Report, or the fixed salary of a full-time employee of Macquarie or of a related entity) by reason of a contract made by Macquarie or a related entity with the Director, or with a firm of which he/she is a member, or with an entity in which he/she has a substantial financial interest.

Share options

Information on Macquarie's share option scheme, options granted and shares issued as a result of the exercise of options during or since the end of the financial year is contained in note 38 to the full financial report - Employee equity participation.

No person holding an option has or had, by virtue of the option, a right to participate in a share issue of any other corporation. No unissued shares, other than those referred to above, are under option as at the date of this report.

Directors' other relevant interests

The relevant interests of Directors as at 30 April 2009 in managed investment schemes made available by subsidiaries of Macquarie and other disclosable relevant interests are listed in the table below.

Name and position	Direct interests	Indirect interests
Executive Directors		
N.W. Moore	– 710,838 Macquarie Airports stapled securities – 483,674 Macquarie Global Infrastructure Fund (B) units – 2,531,935 Macquarie Media Group stapled securities – 5,000,000 Macquarie Reflexion Trusts June 2006 units – 50,000 Macquarie Nine Film & Television Investment Fund ordinary shares – 50 Macquarie Timber Land Trust 2004 units – 75 Macquarie Timber Land Trust 2006 units	– 957,382 Macquarie Infrastructure Group stapled securities – 200,000 Macquarie Technology Fund - 1A ordinary shares – 293,455 Macquarie Communications Infrastructure Group stapled securities – 64,177 Macquarie Global Infrastructure Fund (B) units – 3,586,365 Macquarie Airports stapled securities – 623,565 Macquarie Media Group stapled securities – 2,000,000 Macquarie Global Infrastructure Fund III (B) units
L.G. Cox	– 1,047 Macquarie Cash Management Trust units	– 189,236 Macquarie Airports stapled securities – 70 Macquarie Cash Management Trust units
Non-Executive Directors		
D.S. Clarke	– 285,575 Zero Cost Collars(2)	– 391,617 Macquarie Balanced Growth Fund units – 5,000 Macquarie Office Trust units – 213,517 Cash Settled Put Options(1) – 100,784 Zero Cost Collars(3)
Independent Directors		
P.M. Kirby	– 170,562 ConnectEast Group stapled securities – 121,563 Macquarie Infrastructure Group stapled securities – 30,000 Macquarie Media Group stapled securities	– 42,800 Macquarie Infrastructure Group stapled securities – 61,400 Macquarie Airports stapled securities – 56,009 Macquarie Cash Management Trust units – 500 Macquarie Airports Reset Exchange Securities Trust units
C.B. Livingstone		– 18,813 Macquarie CountryWide Trust units – 23,485 Macquarie Cash Management Trust units
H.K. McCann		– 103,000 Macquarie Martin Place Trust units – 50,819 Macquarie Communications Infrastructure Group stapled securities – 112,415 Macquarie CountryWide Trust units – 1,500 Macquarie Airports Reset Exchange Securities Trust units

Directors' Report
for the financial year ended 31 March 2009 continued

Name and position	Direct interests	Indirect interests
Independent Directors continued		
J.R. Niland		– 20,291 Macquarie Infrastructure Group stapled securities – 101,750 Macquarie Office Trust units – 7,500 Macquarie Airports stapled securities
H.M. Nugent		– 28,611 Macquarie Airports stapled securities
P.H Warne		– 3,175 Macquarie Airports stapled securities – 218,884 Macquarie Infrastructure Group stapled securities – 106,557 Macquarie Office Trust units – 70,418 Macquarie CountryWide Trust units – 1,333 Macquarie Airports Reset Exchange Securities Trust units

(1) A company in which Mr Clarke has a relevant interest entered into a Zero Cost Collar transaction with Macquarie Bank Limited in respect of 213,517 Macquarie ordinary shares, which had the effect of acquiring cash-settled put options against movements in the Macquarie ordinary share price below the then current share price over the period from 15 June 2005 for the period to 14 June 2010 in respect of those shares.

(2) Mr Clarke entered into a Zero Cost Collar transaction with Macquarie Bank Limited in respect of 153,296 Macquarie ordinary shares, which had the effect of acquiring cash-settled put options against movements in the Macquarie ordinary share price below the then current share price and disposing of the benefit of any share price movements above a nominated level over the period from 16 May 2003 to 8 May 2009, in respect of those shares. Mr Clarke entered into a Zero Cost Collar transaction with Macquarie Bank Limited in respect of 107,083 Macquarie ordinary shares, which had the effect of acquiring cash-settled put options against movements in the Macquarie ordinary share price below the then current share price and disposing of the benefit of any share price movements above a nominated level over the period from 20 May 2003 to 8 May 2009, in respect of those shares. Mr Clarke entered into a Zero Cost Collar transaction with Macquarie Bank Limited in respect of 25,196 Macquarie ordinary shares, which had the effect of acquiring cash-settled put options against movements in the Macquarie ordinary share price below the then current share price, and disposing of the benefit of any share price movements above a nominated level over the period from 19 August 2004 to 18 August 2009, in respect of those shares.

(3) A company in which Mr Clarke has a relevant interest entered into a Zero Cost Collar transaction with Macquarie Bank Limited in respect of 100,784 Macquarie ordinary shares, which had the effect of acquiring cash-settled put options against movements in the Macquarie ordinary share price below the then current share price and disposing of the benefit of any share price movements above a nominated level over the period from 16 May 2003 to 8 May 2009, in respect of those shares.

(4) The transactions in 1 to 3 above do not relate to Macquarie ordinary shares in respect of which the relevant persons are not permitted by Macquarie policy to minimise their equity risk.

Environmental regulations

Macquarie and its subsidiaries have policies and procedures in place that are designed to ensure that, where operations are subject to any particular and significant environmental regulation under a law of the Commonwealth or of a State or Territory, those obligations are identified and appropriately addressed.

The Directors have determined that there has not been any material breach of those obligations during the financial year.

Non-audit services

Details of the amounts paid or payable to the auditor of Macquarie, PricewaterhouseCoopers (PwC), and its related practices for non-audit services provided during the year is disclosed in note 47 to the full financial report – Audit and other services provided by PwC.

Macquarie's external auditor policy, which is discussed in the Corporate Governance Statement, states that the external auditor is not to provide non-audit services under which the auditor assumes the role of management, becomes an advocate for Macquarie, or audits its own professional expertise. The policy also provides that significant permissible non-audit assignments awarded to external auditors must be approved in advance by the Board Audit and Compliance Committee (BACC) or the Committee Chairman, as appropriate.

The BACC has reviewed a summary of non-audit services provided during the year by PwC and its related practices, and has confirmed that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001 (Cth) (the Act). This has been formally advised to the Board of Directors. Consequently, the Directors are satisfied that the provision of non-audit services during the year by the auditor and its related practices did not compromise the auditor independence requirements of the Act.

Auditor's independence declaration

A copy of the auditor's independence declaration, as required under section 307C of the Act, is set out in the Directors' Report Schedule 2 following this report.

Rounding of amounts

In accordance with Australian Securities & Investments Commission Class Order 98/0100 (as amended), amounts in the full Financial Report and Concise Report have been rounded off to the nearest million dollars unless otherwise indicated.

This report is made in accordance with a resolution of the Directors.

H Kevin McCann, AM
Non-Executive Director and Acting Chairman

Nicholas Moore
Managing Director and Chief Executive Officer

Sydney
30 April 2009

Directors' Report Schedule 1

for the financial year ended 31 March 2009

Directors' experience and special responsibilities

David S Clarke, AO, BEc (Hons), Hon DScEcon (Syd), MBA (Harv) (age 67)

Non-Executive Chairman – joined the Board in August 2007 (Currently on Leave of Absence)
Chairman of the Board Nominating Committee
Chairman of the Board Risk Committee
Member of the Board Remuneration Committee

David Clarke has been Non-Executive Chairman of Macquarie Group Limited since August 2007 and Non-Executive Chairman of Macquarie Bank Limited (Macquarie Bank) since 1 April 2007. He was Executive Chairman of Macquarie Bank from its formation in 1985 until 31 March 2007, when he ceased executive duties. From 1971 to 1977, he was Joint Managing Director of Hill Samuel Australia Limited (predecessor to Macquarie Bank), from 1977 to 1984 Managing Director and from 1984, Executive Chairman. Currently, he is Chairman of Australian Vintage Limited (since November 1991) and Goodman Group (since October 2000). He is an associate of ASX Limited and a member of the Investment Advisory Committee of the Australian Olympic Foundation, the Seoul International Business Advisory Council, the Board of the Centre for the Mind and the Bloomberg Asia Pacific Advisory Board. He is also a member of Council of the Royal Agricultural Society of NSW and the Corporate Governance Committee of the Australian Institute of Company Directors and an honorary life member of the Financial Markets Foundation for Children. He was previously Chairman of the management companies of Macquarie ProLogis Trust (from June 1987 until March 2007), Macquarie Office Trust (from June 1987 until March 2007) and Macquarie CountryWide Trust (from June 1995 until March 2007). Mr Clarke is a resident of New South Wales.

Nicholas W Moore, BCom LLB (UNSW), FCA (age 50)

Managing Director and Chief Executive Officer since 24 May 2008
Executive Voting Director – joined the Board in February 2008
Member of the Board Risk Committee

Nicholas Moore was appointed to the Board of Macquarie in February 2008 and became Managing Director and Chief Executive Officer in May 2008. Mr Moore joined the Board of Macquarie Bank as an Executive Director in May 2008. He joined the Corporate Services Division of Macquarie Bank in 1986. He led a range of transactions, including Hills Motorway, which led the development of Macquarie's infrastructure business. In 1996, Mr Moore was appointed Head of the Project and Structured Finance Division. In 1998 he was appointed Head of the Asset and Infrastructure Group and then Head of the Investment Banking Group (predecessor to Macquarie Capital) on its inception in 2001. In this role, he oversaw significant growth in Macquarie Capital's net income through the global growth of the advisory, fund management, financing and securities businesses. Currently, he is Chairman of Police and Community Youth Clubs NSW Ltd, a Director of the Centre for Independent Studies and a member of the University of NSW Business School Advisory Council and Foundation. He was a Director of Macquarie Infrastructure Group (from January 1996 until April 2008), Macquarie Capital Alliance Group (from August 2003 until April 2008) and Macquarie Media Group (from September 2005 until April 2008). Mr Moore is a resident of New South Wales.

Laurence G Cox, AO, BCom (Melb), FCPA, SF Fin (age 70)

Executive Voting Director – joined the Board in August 2007
Member of the Board Risk Committee

Laurie Cox joined the Board of Macquarie Bank as a Non-Executive Director and also became Joint Chairman of Macquarie Corporate Finance Limited in January 1996. He was appointed an Executive Director of Macquarie Bank in March 2004. He was previously Executive Chairman of the Potter Warburg Group of Companies and a Director of S G Warburg Securities of London. Mr Cox was a Director of Australian Stock Exchange (now ASX Limited) from its inception in 1987 and Chairman from 1989 to 1994. He was also a Director of Securities Exchanges Guarantee Corporation from 1987 to 1995 and a member of the Executive Committee of the Internationale Bourses des Valeurs from 1990 to 1992. He is a former member of the International Markets Advisory Board of NASD, the regulator of the NASDAQ Stock Market (USA) and a former Chairman of Transurban Group (from February 1996 to February 2007). Currently, he is Chairman of SMS Management and Technology Limited (since May 2001) and the Murdoch Childrens Research Institute and an associate of ASX Limited. He is a Director of OneSteel Limited (since 17 September 2007) and was a Director of Smorgon Steel Group Limited from September 1998 until it merged with OneSteel in September 2007. Mr Cox is a resident of Victoria.

Peter M Kirby, BEc (Rhodes), BEc (Hons) (Natal), MA (Manch), MBA (Wits) (age 61)

Independent Voting Director – joined the Board in August 2007
Member of the Board Audit and Compliance Committee
Member of the Board Corporate Governance Committee
Member of the Board Risk Committee

Peter Kirby joined the Board of Macquarie Bank as an Independent Voting Director in June 2003. Mr Kirby was the Managing Director and Chief Executive Officer of CSR Limited from 1998 to March 2003. He was also a member of the Board of the Business Council of Australia from 2001 to 2003. Mr Kirby received the Centenary Medal in 2003. Prior to joining CSR, he was with the Imperial Chemical Industries PLC group (ICI) for 25 years in a variety of senior management positions around the world, including Chairman/CEO of ICI Paints, responsible for the group's coatings businesses worldwide, and a member of the Executive Board of ICI PLC, with responsibility for ICI Americas and the western hemisphere. Mr Kirby is a Director of Orica Limited (since July 2003) and the Beacon Foundation. He is a former Chairman and Director of Medibank Private Limited. Mr Kirby is a resident of Victoria.

Catherine B Livingstone, AO, BA (Hons) (Macquarie), FCA, FTSE (age 53)
Independent Voting Director – joined the Board in August 2007
Chairman of the Board Audit and Compliance Committee
Member of the Board Nominating Committee
Member of the Board Risk Committee

Catherine Livingstone joined the Board of Macquarie Bank as an Independent Voting Director in November 2003. Ms Livingstone was the Managing Director of Cochlear Limited from 1994 to 2000. Prior to that she was the Chief Executive, Finance at Nucleus Limited and before that held a variety of finance and accounting roles including having been with chartered accountants, Price Waterhouse, for several years. Ms Livingstone was also previously Chairman of the CSIRO and a Director of Goodman Fielder Limited and Rural Press Limited. Ms Livingstone was awarded the Centenary Medal in 2003 for service to Australian Society in Business Leadership and was elected a Fellow of the Australian Academy of Technological Sciences and Engineering in 2002. She is a Director of Telstra Corporation Limited (since November 2000), WorleyParsons Limited (since June 2007) and Future Directions International Pty Limited and is a member of the New South Wales Innovation Council. Ms Livingstone is a resident of New South Wales.

H Kevin McCann, AM, BA LLB (Hons) (Syd), LLM (Harv), FAICD (age 68)
Independent Voting Director – joined the Board in August 2007 (Acting Chairman since 27 November 2008)
Lead Independent Voting Director
Chairman of the Board Corporate Governance Committee
Member of the Board Audit and Compliance Committee
Acting Member of the Board Nominating Committee (Acting Chairman since 27 November 2008)
Acting Member of the Board Remuneration Committee (since 27 November 2008)
Member of the Board Risk Committee

Kevin McCann joined the Board of Macquarie Bank as an Independent Voting Director in December 1996. Currently, he is Chairman of Origin Energy Limited (since February 2000) and the Sydney Harbour Federation Trust, a Director of BlueScope Steel Limited (since May 2002), member of the Takeovers Panel and the Council of the National Library of Australia and a NSW Councillor of the Australian Institute of Company Directors. Mr McCann was Partner (from 1970 to 2004) and Chairman of Allens Arthur Robinson, a leading firm of Australian lawyers. He practiced as a commercial lawyer specialising in Mergers and Acquisitions, Mineral and Resources Law and Capital Markets Transactions. He was also Chairman of Triako Resources Limited (from April 1999 to September 2006) and Healthscope Limited (from March 1994 until October 2008). Mr McCann is a resident of New South Wales.

John R Niland, AC, BCom, MCom, HonDSc (UNSW), PhD (Illinois), DUniv (SCU), FAICD (age 68)
Independent Voting Director – joined the Board in August 2007
Member of the Board Corporate Governance Committee
Member of the Board Remuneration Committee
Member of the Board Risk Committee

John Niland joined the Board of Macquarie Bank as an Independent Voting Director in February 2003. Dr Niland is a Professor Emeritus of the University of New South Wales (UNSW) and was Vice-Chancellor and President of UNSW from 1992 to 2002. Before that he was the Dean of the Faculty of Commerce and Economics. Dr Niland is a former Chief Executive of the State Pollution Control Commission and Executive Chairman of the Environment Protection Authority. He has served on the Australian Universities Council, the Prime Minister's Science, Engineering and Innovation Council, and the Boards of realestate.com.au Limited, St Vincent's Hospital, the Sydney Symphony Orchestra Foundation and the Sydney Olympic bid's Building Commission. He is a former President of the National Trust of Australia (NSW). He is currently Chairman of the Centennial Park and Moore Park Trust and of Campus Living Funds Management Limited. He is also a member of the University Grants Committee of Hong Kong and Deputy Chairman of the Board of Trustees of Singapore Management University. Dr Niland is a resident of New South Wales.

Helen M Nugent, AO, BA (Hons), PhD (Qld), MBA (Harv) (age 60)
Independent Voting Director – joined the Board in August 2007
Chairman of the Board Remuneration Committee
Member of the Board Nominating Committee
Member of the Board Risk Committee

Helen Nugent joined the Board of Macquarie Bank as an Independent Voting Director in June 1999. Currently, she is Chairman of Funds SA and Swiss Re Life and Health (Australia) Limited. She is also a Director of Origin Energy Limited (since March 2003) and Freehills. Previously, she was involved in the financial services sector as Director of Strategy at Westpac Banking Corporation (1994 to 1999) and a Non-Executive Director of the State Bank of New South Wales (1993 to 1994) and Mercantile Mutual (1992 to 1994). In addition, she was previously Chairman of Hudson (Australia and New Zealand) and a Director of UNiTAB (July 1999 to October 2006), Carter Holt Harvey (May 2003 to June 2006) and Australia Post. She has also been a Partner at McKinsey and Company. She has been actively involved in the arts and education. In the arts, she was formerly Deputy Chairman of the Australia Council, Chairman of the Major Performing Arts Board of the Australia Council, Chairman of the Ministerial Inquiry into the Major Performing Arts and Deputy Chairman of Opera Australia. In education, she was a member of the Bradley Review into Higher Education and was Professor in Management and Director of the MBA Program at the Australian Graduate School of Management. She will become Chancellor of Bond University on 22 May 2009. Dr Nugent is a resident of New South Wales.

Directors' Report Schedule 1
for the financial year ended 31 March 2009 continued

Peter H Warne BA (Macquarie) (age 53)
Independent Voting Director – joined the Board in August 2007
Member of the Board Audit and Compliance Committee
Member of the Board Remuneration Committee
Member of the Board Risk Committee (Acting Chairman since 27 November 2008)

Peter Warne joined the Board of Macquarie Bank as an Independent Voting Director in July 2007. Mr Warne was Head of Bankers Trust Australia Limited's (BTAL) Financial Markets Group from 1988 to 1999. Prior to this he held a number of roles at BTAL. He was a Director and Deputy Chairman of the Sydney Futures Exchange (SFE) from 1995 to 1999 and a Director from 2000 to 2006. When the SFE merged with ASX in July 2006, he became a Director of ASX Limited. Currently, Mr Warne is on the Board of other listed entities as Chairman of ALE Property Group (since September 2003) and TEYS Limited (Non-Executive Director since October 2007 and Chairman since July 2008) and a Director of WHK Group Limited (since May 2007). He is also Deputy Chairman of Capital Markets CRC Limited and Director of Next Financial Limited. Mr Warne is a Director of Securities Research Centre of Asia Pacific Limited and a member of the Advisory Board of the Australian Office of Financial Management. He is a former Director of Macquarie Capital Alliance Group (from February 2005 until June 2007). Mr Warne is a resident of New South Wales.

Company secretaries' qualifications and experience

Dennis Leong, BSc BE (Hons) (Syd), MCom (UNSW), CPA, FCIS
Company Secretary since 12 October 2006

Dennis Leong is an Executive Director of Macquarie and Head of the Group's Company Secretarial and Investor Relations Division, which is responsible for the Group's company secretarial requirements, professional risks insurances, employee equity plans and investor relations. He has had over 15 years company secretarial experience and 12 years experience in corporate finance at Macquarie and Hill Samuel Australia Limited.

Paula Walsh, ACIS
Assistant Company Secretary since 29 May 2008

Paula Walsh is a Division Director of Macquarie. She has over 20 years company secretarial experience, with 24 years service with British Telecommunications PLC where, amongst other roles, she was most recently Head of Corporate Governance, Asia Pacific, until joining Macquarie in May 2007.

Nigel Donnelly BEc LLB (Hons) (Macquarie)
Assistant Company Secretary since 30 October 2008

Nigel Donnelly is an Associate Director of Macquarie and has over 10 years experience as a solicitor. Nigel joined Macquarie in April 2006, and was previously a Senior Associate at Mallesons Stephen Jaques with a general corporate advisory and corporate governance focus.

PRICEWATERHOUSECOOPERS

Auditor's Independence Declaration

As lead auditor for the audit of Macquarie Group Limited for the year ended 31 March 2009, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Macquarie Group Limited and the entities it controlled during the period.

DH Armstrong
Partner
PricewaterhouseCoopers

Sydney
30 April 2009

Liability is limited by scheme approved under Professional Standards Legislation

Macquarie Group Limited 2009 Financial Report

Contents

This Financial report was authorised for issue by the Directors on 30 April 2009. The consolidated entity has the power to amend and reissue the Financial report.

Income statements
for the financial year ended 31 March 2009

	Notes	Consolidated 2009 $m	Consolidated 2008 $m	Company 2009 $m	Company 2008 $m[1]
Interest and similar income		**6,420**	6,698	**842**	381
Interest expense and similar charges		**(5,482)**	(5,881)	**(839)**	(375)
Total net interest income	3	**938**	817	**3**	6
Fee and commission income	3	**4,045**	4,645	**-**	-
Net trading income	3	**1,157**	1,835	**-**	-
Share of net profits of associates and joint ventures using the equity method	3	**74**	156	**-**	-
Other operating income and charges	3	**(688)**	795	**(12,305)**	16,633
Net operating income		**5,526**	8,248	**(12,302)**	16,639
Employment expenses	3	**(2,359)**	(4,177)	**(3)**	(1)
Brokerage and commission expenses	3	**(685)**	(702)	**(6)**	-
Occupancy expenses	3	**(393)**	(264)	**-**	-
Non-salary technology expenses	3	**(263)**	(214)	**-**	-
Other operating expenses	3	**(837)**	(686)	**(29)**	(16)
Total operating expenses		**(4,537)**	(6,043)	**(38)**	(17)
Operating profit/(loss) before income tax		**989**	2,205	**(12,340)**	16,622
Income tax (expense)/benefit	6	**(15)**	(317)	**12**	5
Profit/(loss) from ordinary activities after income tax		**974**	1,888	**(12,328)**	16,627
Distributions paid or provided on:					
Macquarie Income Preferred Securities	7	**(45)**	(50)	**-**	-
Macquarie Income Securities	7	**(33)**	(34)	**-**	-
Other minority interests		**(25)**	(1)	**-**	-
Profit attributable to minority interests		**(103)**	(85)	**-**	-
Profit/(loss) attributable to ordinary equity holders of Macquarie Group Limited		**871**	1,803	**(12,328)**	16,627
		Cents per share			
Basic earnings per share	8	**309.6**	670.6		
Diluted earnings per share	8	**308.6**	653.5		

(1) Prior year comparatives for the Company have been restated for the effect of early adopting AASB 2008-7. Refer to note 2(i) - Summary of significant accounting policies.

The above income statements should be read in conjunction with the accompanying notes.

Balance sheets
as at 31 March 2009

	Notes	Consolidated 2009 $m	Consolidated 2008 $m	Company 2009 $m	Company 2008 $m[1]
Assets					
Cash and balances with central banks		**141**	7	**-**	-
Due from banks	9	**12,271**	10,110	**-**	-
Cash collateral on securities borrowed and reverse repurchase agreements	10	**5,096**	22,906	**-**	-
Trading portfolio assets	11	**9,260**	15,807	**-**	-
Loan assets held at amortised cost	12	**44,751**	52,407	**-**	-
Other financial assets at fair value through profit or loss	14	**7,910**	4,131	**-**	-
Derivative financial instruments – positive values	42	**27,428**	21,136	**-**	-
Other assets	15	**10,640**	10,539	**95**	1
Investment securities available for sale	16	**18,123**	16,454	**-**	-
Intangible assets	17	**759**	494	**-**	-
Life investment contracts and other unit holder investment assets	18	**4,314**	5,699	**-**	-
Due from subsidiaries	36	**-**	-	**10,390**	13,891
Interest in associates and joint ventures using the equity method	19	**6,123**	5,500	**-**	-
Property, plant and equipment	20	**605**	375	**-**	-
Investments in subsidiaries	21	**-**	-	**11,391**	23,512
Deferred income tax assets	22	**1,186**	718	**368**	1
Non-current assets and assets of disposal groups classified as held for sale	23	**537**	967	**-**	-
Total assets		**149,144**	167,250	**22,244**	37,405
Liabilities					
Due to banks	24	**11,858**	10,041	**7,393**	4,864
Cash collateral on securities lent and repurchase agreements	25	**3,953**	13,781	**-**	-
Trading portfolio liabilities	26	**2,161**	11,825	**-**	-
Derivative financial instruments – negative values	42	**27,371**	21,399	**-**	-
Deposits		**21,868**	15,783	**104**	-
Debt issued at amortised cost	27	**48,270**	57,115	**-**	-
Other financial liabilities at fair value through profit or loss	28	**6,203**	6,288	**-**	-
Other liabilities	29	**10,342**	12,210	**-**	-
Current tax liabilities		**187**	193	**-**	49
Life investment contracts and other unit holder liabilities		**4,312**	5,689	**-**	-
Due to subsidiaries	36	**-**	-	**3,919**	8,855
Provisions	30	**189**	179	**-**	-
Deferred income tax liabilities	22	**4**	121	**-**	-
Liabilities of disposal groups classified as held for sale	23	**328**	215	**-**	-
Total liabilities excluding loan capital		**137,046**	154,839	**11,416**	13,768
Loan capital					
Macquarie Convertible Preference Securities		**591**	-	**-**	-
Subordinated debt at amortised cost		**1,496**	1,704	**-**	-
Subordinated debt at fair value through profit or loss		**451**	646	**-**	-
Total loan capital	32	**2,538**	2,350	**-**	-
Total liabilities		**139,584**	157,189	**11,416**	13,768
Net assets		**9,560**	10,061	**10,828**	23,637

[1] Prior year comparatives for the Company have been restated for the effect of early adopting AASB 2008-7. Refer to note 2(i) - Summary of significant accounting policies.

	Notes	**Consolidated 2009 $m**	Consolidated 2008 $m	**Company 2009 $m**	Company 2008 $m[1]
Equity					
Contributed equity					
Ordinary share capital	33	**4,906**	4,534	**7,729**	7,364
Treasury shares	33	**(2)**	(12)	**-**	-
Exchangeable shares	33	**116**	133	**-**	-
Reserves	34	**17**	456	**153**	42
Retained earnings	34	**3,627**	3,718	**2,946**	16,231
Total capital and reserves attributable to ordinary equity holders of Macquarie Group Limited		**8,664**	8,829	**10,828**	23,637
Minority interests					
Macquarie Income Preferred Securities	34	**398**	752	**-**	-
Macquarie Income Securities	34	**391**	391	**-**	-
Other minority interests	34	**107**	89	**-**	-
Total equity		**9,560**	10,061	**10,828**	23,637

[1] Prior year comparatives for the Company have been restated for the effect of early adopting AASB 2008-7. Refer to note 2(i) - Summary of significant accounting policies.

The above balance sheets should be read in conjunction with the accompanying notes.

Statements of changes in equity
for the financial year ended 31 March 2009

	Notes	**Consolidated 2009 $m**	Consolidated 2008 $m	**Company 2009 $m**	Company 2008 $m[1]
Total equity at the beginning of the financial year		**10,061**	7,519	**23,637**	-
Available for sale investments, net of tax	34	**(226)**	(5)	-	-
Cash flow hedges, net of tax	34	**(251)**	24	-	-
Share of reserves of associates and joint ventures	34	**(58)**	(6)	-	-
Exchange differences on translation of foreign operations		**21**	(109)	-	-
Net expense recognised directly in equity		**(514)**	(96)	-	-
Profit/(loss) from ordinary activities after income tax for the financial year		**974**	1,888	**(12,328)**	16,627
Total recognised income and expense for the financial year		**460**	1,792	**(12,328)**	16,627
Transactions with equity holders in their capacity as equity holders:					
Contributions of equity, net of transaction costs	33	**355**	1,388	**348**	7,350
Dividends paid	7	**(962)**	(880)	**(957)**	(396)
Minority interests:					
Increase in equity	34	**10**	73	-	-
Financing of Macquarie Income Preferred Securities	34	**(382)**	-	-	-
Distributions paid or provided		**(103)**	(85)	-	-
Other equity movements:					
Net movement on exchangeable shares	33	**(17)**	133	-	-
Share based payments	34	**128**	126	**128**	56
Net sale/(purchase) of treasury shares	33	**10**	(5)	-	-
Total equity at the end of the financial year		**9,560**	10,061	**10,828**	23,637
Total recognised income and expense for the year is attributable to:					
Ordinary equity holders of Macquarie Group Limited		**321**	1,796	**(12,328)**	16,627
Macquarie Income Preferred Securities holders		**73**	(39)	-	-
Macquarie Income Securities holders		**33**	34	-	-
Other minority interests		**33**	1	-	-
Total recognised income and expense for the financial year		**460**	1,792	**(12,328)**	16,627

(1) Prior year comparatives for the Company have been restated for the effect of early adopting AASB 2008-7. Refer to note 2(i) - Summary of significant accounting policies.

The above statements of changes in equity should be read in conjunction with the accompanying notes.

Cash flow statements
for the financial year ended 31 March 2009

	Notes	Consolidated 2009 $m	Consolidated 2008 $m	Company 2009 $m	Company 2008 $m[1]
Cash flows from operating activities					
Interest received		**6,077**	5,894	**842**	381
Interest and other costs of finance paid		**(5,490)**	(5,788)	**(838)**	(358)
Dividends and distributions received		**568**	407	**857**	16,635
Fees and other non-interest income received		**4,704**	4,858	**-**	-
Fees and commissions paid		**(742)**	(704)	**-**	-
Net receipts from trading portfolio assets and other financial assets/liabilities		**4,503**	8,289	**-**	-
Payments to suppliers		**(2,089)**	(1,877)	**(36)**	(19)
Employment expenses paid		**(4,155)**	(3,531)	**(3)**	(1)
Income tax paid		**(333)**	(365)	**(155)**	(66)
Life investment contract income		**265**	497	**-**	-
Life investment contract premiums received and other unit holder contributions		**3,745**	3,225	**-**	-
Life investment contract payments		**(4,201)**	(2,773)	**-**	-
Non-current assets and disposal groups classified as held for sale – net receipts from operations		**265**	164	**-**	-
Net loan assets repaid/(granted)		**3,553**	(6,675)	**3,231**	(13,767)
Loan facility (repaid to)/provided by a subsidiary	36	**-**	-	**(5,000)**	8,800
Recovery of loans previously written off		**10**	6	**-**	-
Net (decrease)/increase in amounts due to other financial institutions, deposits and other borrowings		**(1,555)**	16,984	**2,633**	4,847
Net cash flows from operating activities	35	**5,125**	18,611	**1,531**	16,452
Cash flows from investing activities					
Net payments for financial assets available for sale and at fair value through profit or loss		**(3,826)**	(3,254)	**-**	-
Payments for interests in associates		**(1,411)**	(2,954)	**-**	-
Proceeds from the disposal of associates		**444**	1,008	**-**	-
Payments for the acquisition of assets and disposal groups classified as held for sale, net of cash acquired		**(103)**	(812)	**-**	-
Proceeds from the disposal of non-current assets and disposal groups classified as held for sale, net of cash disposed		**745**	1,562	**-**	-
Net cash inflow from/(payments for) the acquisition of subsidiaries, excluding disposal groups, net of cash acquired		**65**	(931)	**-**	(19,240)
Proceeds from the disposal of subsidiaries and businesses excluding disposal groups, net of cash deconsolidated		**3,354**	107	**-**	-
Payments for life investment contracts and other unit holder investment assets		**(6,950)**	(7,031)	**-**	-
Proceeds from the disposal of life investment contracts and other unit holder investment assets		**7,208**	6,037	**-**	-
Payments for property, plant and equipment		**(299)**	(164)	**-**	-
Proceeds from the disposal of property, plant and equipment		**33**	52	**-**	-
Return of capital from/(injection of capital to) a subsidiary		**-**	-	**(870)**	3,000
Net cash flows used in investing activities		**(740)**	(6,380)	**(870)**	(16,240)

(1) Prior year comparatives for the Company have been restated for the effect of early adopting AASB 2008-7. Refer to note 2(i) - Summary of significant accounting policies.

Cash flow statements

for the financial year ended 31 March 2009 continued

	Notes	Consolidated 2009 $m	Consolidated 2008 $m	Company 2009 $m	Company 2008 $m[1]
Cash flows from financing activities					
Proceeds from the issue of ordinary shares		**116**	1,089	**82**	70
(Payments to)/proceeds from minority interests		**(348)**	62	**-**	-
Repayment of subordinated debt		**(235)**	(225)	**-**	-
Issue of Macquarie Convertible Preference Securities		**600**	-	**-**	-
Payment of issue costs on Macquarie Convertible Preference Securities		**(9)**	-	**(9)**	-
Dividends and distributions paid		**(829)**	(668)	**(734)**	(282)
Net cash flows (used in)/from financing activities		**(705)**	258	**(661)**	(212)
Net increase in cash and cash equivalents		**3,680**	12,489	**-**	-
Cash and cash equivalents at the beginning of the financial year		**20,815**	8,326	**-**	-
Cash and cash equivalents at the end of the financial year	35	**24,495**	20,815	**-**	-

(1) Prior year comparatives for the Company have been restated for the effect of early adopting AASB 2008-7. Refer to note 2(i) - Summary of significant accounting policies.

The above cash flow statements should be read in conjunction with the accompanying notes.

Note 1. Macquarie Group Restructure

In the preceding financial year, the Macquarie Group restructured into a non-operating holding company structure. This followed receipt of the requisite approvals by Macquarie Bank Limited (MBL) shareholders and option holders, as well as the Federal Treasurer, Australian Prudential Regulation Authority (APRA) and the Federal Court of Australia. This restructure resulted in Macquarie Group Limited (MGL) being established as the ultimate parent of the Macquarie Group. The Macquarie Group comprises two separate sub-groups, a Banking Group and a Non-Banking Group.

On restructure, ordinary shareholders and option holders of MBL obtained one MGL ordinary share/option for each ordinary share/option they held in MBL prior to implementation of the restructure.

The restructure was accounted for as a reverse acquisition in MGL's 31 March 2008 consolidated financial statements, with MBL identified as the acquirer in accordance with AASB 3 *Business Combinations*. MGL's consolidated financial statements for the financial year ended 31 March 2008 were presented as a continuation of the Macquarie Group.

Under the restructure, following MBL becoming a legal subsidiary of MGL, MBL sold certain subsidiaries and assets to the Non-Banking Group for fair value at the restructure date. The majority of MBL's profits on sale of these subsidiaries were distributed by MBL via dividends to MGL. MBL also obtained shareholder approval to reduce its capital by $3,000 million. The funds received by MGL from these transactions were contributed to the capital base of the Non-Banking Group and assisted in financing the acquisition of the subsidiaries and assets from MBL by the Non-Banking Group. MBL also paid a dividend to MGL of $2,250 million and MGL simultaneously subscribed the same amount to MBL as a capital injection. These transactions occurred on 16 November 2007. On 19 November 2007, a new holding company (Macquarie B.H. Pty Limited) was introduced between MGL and MBL. All of these transactions were internal to the Macquarie Group and did not impact MGL ordinary shareholders.

Refer to note 2(i) for the effect of the early adoption of AASB 2008-7 on the Company's accounting policy applied to group reorganisations where a new parent is established as part of the organisation.

Note 2. Summary of significant accounting policies

i) Basis of preparation

The principal accounting policies adopted in the preparation of this financial report and that of the previous financial year are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

This financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards (which includes Australian Interpretations by virtue of AASB 1048 *Interpretation and Application of Standards*) and the Corporations Act 2001.

Compliance with IFRS as issued by the IASB

Compliance with Australian Accounting Standards ensures that the financial report complies with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Consequently, this financial report has also been prepared in accordance with and complies with IFRS as issued by the IASB.

Historical cost convention

This financial report has been prepared under the historical cost convention, as modified by the revaluation of investment securities available for sale and certain other assets and liabilities (including derivative instruments) at fair value.

Critical accounting estimates and significant judgements

The preparation of the financial report in conformity with Australian Accounting Standards requires the use of certain critical accounting estimates. It also requires management to exercise judgement in the process of applying the accounting policies. The notes to the financial statements set out areas involving a higher degree of judgement or complexity, or areas where assumptions are significant to MGL and its subsidiaries (the consolidated entity) and the consolidated financial report such as:

- fair value of financial instruments (note 46);
- impairment of loan assets held at amortised cost, investment securities available for sale, associates and joint ventures and held for sale investments (notes 2(xii), 2(xiii), 13 and 43.1);
- acquisitions and disposals of subsidiaries, associates and joint ventures and assets and disposal groups classified as held for sale (notes 2(ii), 2(xii), 19, 21 and 23);
- determination of control of special-purpose entities (notes 2(ii), 12 and 27); and
- recoverability of deferred tax assets (notes 2(vii), 6 and 22).

Notes to the financial statements
for the financial year ended 31 March 2009 continued

Note 2. Summary of significant accounting policies continued

i) Basis of preparation continued

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including reasonable expectations of future events. Management believes the estimates used in preparing the financial report are reasonable. Actual results in the future may differ from those reported and therefore it is reasonably possible, on the basis of existing knowledge, that outcomes within the next financial year that are different from our assumptions and estimates could require an adjustment to the carrying amounts of the assets and liabilities reported.

Early adoption of amendments to Accounting Standards

The Company and the consolidated entity have elected to apply AASB 2008-7 *Amendments to Australian Accounting Standards – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate* to the financial year beginning 1 April 2008.

Prior to the adoption of AASB 2008-7, distributions received from the pre-acquisition retained earnings of a subsidiary, associate or joint venture were recognised as a reduction in the cost of the investment. With the adoption of AASB 2008-7, all dividends received are recognised in the income statement. This change in accounting policy is applied for prospectively from 1 April 2007.

AASB 2008-7 also amends the Company's accounting policy applied to group reorganisations where a new parent is established as part of the reorganisation. In the previous financial year, the Company had acquired Macquarie Bank Limited as part of the Macquarie Group Restructure (described in note 1) at fair value of $23,982 million. With the adoption of AASB 2008-7, the initial cost of the investment in MBL is changed from fair value of $23,982 million to the carrying values of the equity items that MBL had reported at the date of the reorganisation of $7,166 million. A consequence of restating the investment in MBL is that dividends paid by MBL after the reorganisation of $16,635 million are now recognised in the Company's income statement rather than as a reduction of the cost of the investment. This change in accounting policy is accounted for retrospectively by restating the comparative information. The net impact of these restatements is to decrease investments in subsidiaries and ordinary share capital by $181 million and $16,816 million respectively, and to increase retained earnings by $16,635 million (dividend income increases by $16,635 million).

There was no impact on the consolidated entity's financial statements or earnings per share as disclosed in note 8.

The effect of the application of AASB 2008-7 in the financial year ended 31 March 2008 is to increase other operating income and charges and correspondingly, investments in subsidiaries by $16,635 million and $181 million respectively.

New Accounting Standards, amendments to Accounting Standards and Interpretations that are not yet effective

Certain new Accounting Standards, amendments to Accounting Standards and Interpretations have been published that are mandatory for the Company and the consolidated entity for financial years beginning on or after 1 April 2009.

When a new accounting standard is first adopted, any change in accounting policy is accounted for in accordance with the specific transitional provisions (if any), otherwise retrospectively.

The Company's and the consolidated entity's assessment of the impact of the key new Accounting Standards, amendments to Accounting Standards and Interpretations is set out below:

- AASB 101: *Presentation of Financial Statements* and AASB 2007-08: *Amendments to Australian Accounting Standards arising from AASB 101* (effective from 1 January 2009). A revised AASB 101 was issued in September 2007 and is applicable for annual reporting periods beginning on or after 1 January 2009. It requires the presentation of a statement of comprehensive income and makes changes to the statement of changes in equity, but will not affect any of the amounts recognised in the financial statements. If an entity has made a prior period adjustment or has reclassified items in the financial statements, it will need to disclose a third balance sheet (statement of financial position), this one being as at the beginning of the comparative period; and
- AASB 3 *Business Combinations*, AASB 127 *Consolidated and Separate Financial Statements* and AASB 2008-3 *Amendments to Australian Accounting Standards* arising from AASB 3 and AASB 127 were issued in March 2008 and are applicable for annual reporting periods beginning on or after 1 July 2009. These Standards amend the accounting for certain aspects of business combinations and changes in ownership interests in subsidiaries. Consequential amendments have been made to AASB 128 *Investments in Associates* and AASB 131 *Interests in Joint Ventures*. The key changes arising from these Standards are as follows:
  - transaction costs are recognised as an expense at the acquisition date, unless the cost relates to issuing debt or equity securities;
  - contingent obligations are measured at fair value at the acquisition date (allowing for a 12 month period post-acquisition to affirm fair values) without regard to the probability of having to make a future payment, and all subsequent changes in fair value are recognised in profit;
  - changes in control are considered significant economic events, thereby requiring ownership interests to be remeasured to their fair value (and the gain/loss recognised in profit or loss) when control of a subsidiary is gained or lost; and

- changes in a parent's ownership interest in a subsidiary that do not result in a loss of control (e.g. dilutionary gains) are recognised directly in equity.

These Standards will be initially applied in the financial year beginning 1 April 2010 on a prospective basis. As such, the impact that initial application of these Standards is expected to have on the consolidated entity's financial report is not known or reasonably estimable at this time:

- Interpretation 16 *Hedges of a Net Investment* in a Foreign Operation was issued in August 2008 and is mandatory from 1 April 2009. Interpretation 16 provides guidance on net investment hedging, and its application is not expected to have any material impact; and
- AASB 2008-5 *Amendments to Australian Accounting Standards* arising from the Annual Improvements Project (mandatorily applicable from 1 January 2009) and AASB 2008-6 *Further Amendments to Australian Accounting Standards arising from the Annual Improvements Process* (mandatorily applicable from 1 July 2009) were issued in July 2008. These Standards make a number of amendments, the more relevant ones for the consolidated entity being:
  - clarifying under AASB 5 *Non-current assets held for sale and discontinued operations* that all of a subsidiary's assets and liabilities are classified as held for sale if a partial disposal sale plan results in loss of control;
  - clarifying under AASB 128 *Investments in associates* that an investment in associate is treated as a single asset for the purposes of impairment testing. Any impairment loss is not allocated to specific assets included within the investment, for example, goodwill. Reversals of impairment are recorded as an adjustment to the investment balance to the extent that the recoverable amount of the associate increases; and
  - amending AASB 139 *Financial instruments: Recognition and measurement* to clarify that it is possible for there to be reclassifications into and out of the fair value through profit or loss category where a derivative commences or ceases to qualify as a hedging instrument in cash flow or net investment hedge. The definition of financial asset or financial liability at fair value through profit or loss as it relates to items that are held for trading is also amended. This clarifies that a financial asset or liability that is part of a portfolio of financial instruments managed together with evidence of an actual recent pattern of short-term profit taking is included in such a portfolio on initial recognition.

Most of the amendments are consistent with the consolidated entity's existing policies. None of the amendments are expected to have an impact upon adoption. The consolidated entity will apply these amendments for the first time from 1 April 2009 and 1 April 2010 respectively.

ii) Principles of consolidation

Subsidiaries

The consolidated financial report comprises the financial report of the Company and its subsidiaries. Subsidiaries are all those entities (including special purpose entities) over which the Company has the power to govern directly or indirectly decision-making in relation to financial and operating policies, so as to require that entity to conform with the Company's objectives. The effects of all transactions between entities in the consolidated entity are eliminated in full. Minority interests in the results and equity of subsidiaries, where the Company owns less than 100 per cent of the issued capital, are shown separately in the consolidated income statement and balance sheet, respectively.

Where control of an entity was obtained during the financial year, its results have been included in the consolidated income statement from the date on which control commenced. Where control of an entity ceased during the financial year, its results are included for that part of the financial year during which control existed.

The Company and consolidated entity determine the dates of obtaining control (i.e. acquisition date) and losing control (i.e. disposal date) of another entity based on an assessment of all pertinent facts and circumstances that affect the ability to govern the financial and operating policies of that entity. Facts and circumstances that have the most impact include the contractual arrangements agreed with the counterparty, the manner in which those arrangements are expected to operate in practice and whether regulatory approval is required to complete. The acquisition/disposal date does not necessarily occur when the transaction is closed or finalised under law.

Subsidiaries held by the Company are carried in its separate financial statements at cost in accordance with AASB 127 *Consolidated and Separate Financial Statements (as amended)*. When the Consolidated entity restructured, the Company's cost of investment in subsidiaries was determined at the fair value of the investment received ($23,982 million). Following the release of AASB 2008-7 *Amendments to Australian Accounting Standards – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate*, the accounting treatment for the Macquarie Group Restructure in the Company's separate financial statement was changed. The impact of the change is disclosed in note 2(i).

Impairment of subsidiaries

- Investments in subsidiaries are tested annually for impairment, or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the investments carrying amount exceeds its recoverable amount (which is the higher of fair value less costs to sell and value in use). At each balance sheet date, the investments in subsidiaries that have been impaired are reviewed for possible reversal of the impairment.

Notes to the financial statements
for the financial year ended 31 March 2009
continued

Note 2. Summary of significant accounting policies continued

ii) Principles of consolidation continued

Securitisations

Securitised positions are held through a number of Special Purpose Entities (SPEs). These are generally categorised as Mortgage SPEs and Other SPEs, and include certain managed funds and repackaging vehicles. As the consolidated entity is exposed to the majority of the residual risk associated with these SPEs, their underlying assets, liabilities, revenues and expenses are reported in the consolidated entity's consolidated balance sheet and income statement.

When assessing whether the consolidated entity controls (and therefore consolidates) an SPE, judgement is required about risks and rewards as well as the consolidated entity's ability to make operational decisions for the SPE. The range of factors that are considered in assessing control include whether:

- a majority of the benefits of an SPEs activities are obtained;
- a majority of the residual ownership risks related to the SPEs assets are obtained;
- the decision-making powers of the SPE vest with the consolidated entity; and
- the SPEs activities are being conducted on behalf of the consolidated entity and according to its specific business needs.

Interests in associates and joint ventures using the equity method

Associates and joint ventures are entities over which the consolidated entity has significant influence or joint control, but not control, and are accounted for under the equity method except for those which are classified as held for sale (see note 2(xii)). The equity method of accounting is applied in the consolidated financial report and involves the recognition of the consolidated entity's share of its associates' and joint ventures' post-acquisition profits or losses in the income statement, and its share of post-acquisition movements in reserves.

The Company and consolidated entity determine the dates of obtaining/losing significant influence or joint control of another entity based on an assessment of all pertinent facts and circumstances that affect the ability to significantly influence or jointly control the financial and operating policies of that entity. Facts and circumstances that have the most impact include the contractual arrangements agreed with the counterparty, the manner in which those arrangements are expected to operate in practice, and whether regulatory approval is required to complete. The acquisition/disposal date does not necessarily occur when the transaction is closed or finalised under law.

Associates and joint ventures held by the Company are carried in its separate financial statements at cost in accordance with AASB 127 *Consolidated and Separate Financial Statements*.

iii) Business combinations

The purchase method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control. Cost is measured as the aggregate of the fair values (at the date of exchange) of assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange plus any costs directly attributable to the acquisition. Transaction costs arising on the issue of equity instruments are recognised directly in equity, and those arising on borrowings are capitalised and included in interest expense on an effective yield basis.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the acquisition date. The excess of the cost of acquisition over the fair value of the consolidated entity's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the consolidated entity's share of the fair value of the identifiable net assets of the business acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present values as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Reverse acquisition for Macquarie Group Restructure

The restructure of the consolidated entity in the financial year ended 31 March 2008, had been accounted for as a reverse acquisition in the consolidated financial statements, with Macquarie Bank Limited identified as the acquirer in accordance with AASB 3 *Business Combinations*. Consequently, the consolidated financial statements as at 31 March 2008 had been presented as a continuation of the Macquarie Group that includes both the Banking and Non-Banking groups.

iv) Segment reporting

Operating segments are identified on the basis of internal reports to senior management about components of the consolidated entity that are regularly reviewed by senior management in order to allocate resources to the segment and to assess its performance. Information reported to the senior management for the purposes of resource allocation and assessment of performance is specifically focused on core products and services offered, comprising seven reportable segments as disclosed in note 5. Information about products and services and geographical segments are based on the financial information used to produce the consolidated entity's financial statements.

v) Foreign currency translation

Functional and presentation currency

Items included in the financial statements of foreign operations are measured using the currency of the primary economic environment in which the foreign operation operates (the functional currency). The Company and consolidated entity's financial statements are presented in Australian dollars (presentation currency), which is the Company's functional currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as a result of meeting cash flow hedge or net investment hedge accounting requirements (see note 2(xi)).

Translation differences on non-monetary items (such as equities) held at fair value through profit or loss, are reported as part of the fair value gain or loss in the income statement. Translation differences on non-monetary items (such as equities) classified as available for sale financial assets are included in the available for sale reserve in equity, unless they form part of fair value hedge relationships in which case the translation differences are recognised in the income statement (see note 2(xi)).

Subsidiaries and other entities

The results and financial position of all foreign operations that have a functional currency other than Australian dollars (the presentation currency) are translated into Australian dollars as follows:

- assets and liabilities for each balance sheet presented are translated at the closing exchange rate at the date of that balance sheet;
- income and expenses for each income statement are translated at actual exchange rates at the date of the transactions; and
- all resulting exchange differences are recognised in a separate component of equity - the foreign currency translation reserve.

On consolidation, exchange differences arising from the translation of any net investment in foreign operations and of borrowings and other foreign currency instruments designated as hedges of such investments, are taken directly to the foreign currency translation reserve. When a foreign operation is disposed of or any borrowings forming part of the net investment are repaid, such exchange differences are recognised in the income statement as part of the gain or loss on disposal.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entities and translated at the closing rate.

vi) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is recognised for each major revenue stream as follows:

Interest income

Interest income is brought to account using the effective interest method. The effective interest method calculates the amortised cost of a financial instrument and allocates the interest income or interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or liability. Fees and transaction costs associated with loans are capitalised and included in the effective interest rate and recognised in the income statement over the expected life of the instrument. Interest income on finance leases is brought to account progressively over the life of the lease consistent with the outstanding investment balance.

Fee and commission income

Fees and commission income and expense that are integral to the effective interest rate on a financial asset or liability are capitalised and included in the effective interest rate and recognised in the income statement over the expected life of the instrument.

Other fees and commission income, including fees from fund management, brokerage, accounting servicing, corporate advisory, underwriting and securitisation arrangements are recognised as the related services are performed. Where commissions and fees are subject to claw back or meeting certain performance hurdles, they are recognised as income at the point when those conditions can no longer affect the outcome.

Fees charged for performing a significant act in relation to funds managed by the consolidated entity are recognised as revenue when that act has been completed.

Net trading income

Net trading income comprises gains and losses related to trading assets and liabilities and include all realised and unrealised fair value changes, dividends and foreign exchange differences.

Notes to the financial statements
for the financial year ended 31 March 2009 continued

Note 2. Summary of significant accounting policies continued

vi) Revenue recognition continued

Dividends and distributions

Dividends and distributions are recognised as income upon declaration. Dividends from subsidiaries, associates and joint ventures are recognised in profit or loss when the Company's right to receive the dividend is established. Refer to note 2(i) for the impact of the change in accounting policy from adopting AASB 2008-7 *Amendments to Australian Accounting Standards – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate.*

vii) Income tax

The income tax expense for the year is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction, adjusted for changes in deferred tax assets and liabilities and unused tax losses.

Deferred tax assets are recognised when temporary differences arise between the tax base of assets and liabilities and their respective carrying amounts which give rise to a future tax benefit, or where a benefit arises due to unused tax losses. In both cases, deferred tax assets are recognised only to the extent that it is probable that future taxable amounts will be available to utilise those temporary differences or tax losses. Deferred tax liabilities are recognised when such temporary differences will give rise to taxable amounts being payable in future periods. Deferred tax assets and liabilities are recognised at the tax rates expected to apply when the assets are recovered or the liabilities are settled.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and liabilities are offset when there is a legally enforceable right to offset and an intention to either settle on a net basis, or realise the asset and settle the liability simultaneously. Current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity.

The Company and consolidated entity exercise judgement in determining whether deferred tax assets, particularly in relation to tax losses, are probable of recovery. Factors considered include the ability to offset tax losses within the tax consolidated group in Australia or groups of entities in overseas jurisdictions, the nature of the tax loss, the length of time that tax losses are eligible for carry forward to offset against future taxable profits and whether future taxable profits are expected to be sufficient to allow recovery of deferred tax assets.

Tax consolidation

The consolidated entity's Australian tax liabilities are determined according to tax consolidation legislation. The Company together with all eligible Australian resident wholly-owned subsidiaries of the Company comprise a tax consolidated group with the Company as the head entity. As a consequence, the relevant subsidiaries are not liable to make income tax payments and do not recognise any current tax balances or any deferred tax assets arising from unused tax losses. Under the terms and conditions of a tax funding agreement, the Company charges each subsidiary for all current tax liabilities incurred in respect of their activities and reimburses each subsidiary for any tax assets arising from unused tax losses.

Should the Company be in default of its tax payment obligations, or a default is probable, the current tax balances of the subsidiaries will be determined in accordance with the terms and conditions of a tax sharing agreement between the Company and entities in the consolidated entity.

viii) Cash collateral on securities borrowed/lent and reverse repurchase/repurchase agreements

As part of its trading activities, the consolidated entity borrows and lends securities on a collateralised basis. The securities subject to the borrowing/lending are not derecognised from the balance sheets of the relevant parties, as the risks and rewards of ownership remain with the initial holder. Where cash is provided as collateral, the cash paid to third parties on securities borrowed is recorded as a receivable, while cash received from third parties on securities lent is recorded as a borrowing.

Reverse repurchase transactions, where the consolidated entity purchases securities under an agreement to resell, and repurchase transactions, where the consolidated entity sells securities under an agreement to repurchase, are also conducted on a collateralised basis. The securities subject to the reverse repurchase/repurchase agreements are not derecognised from the balance sheets of the relevant parties, as the risks and rewards of ownership remain with the initial holder. Where cash is provided as collateral, the cash paid to third parties on the reverse repurchase agreement is recorded as a receivable, while cash received from third parties on the repurchase agreement is recorded as a borrowing.

Fees and interest relating to securities borrowing/lending and reverse repurchase/repurchase agreements are recognised in the income statement using the effective interest method, over the expected life of the agreements.

The consolidated entity continually reviews the fair values of the securities on which the above transactions are based and, where appropriate, requests or provides additional collateral to support the transactions, in accordance with the underlying agreements.

ix) Trading portfolio assets and liabilities

Trading portfolio assets (long positions) comprise debt and equity securities, bank bills, treasury notes, bullion and commodities purchased with the intent of being actively traded. Trading portfolio liabilities (short positions) comprise obligations to deliver assets across the same trading categories, which the Company and consolidated entity have short-sold and are actively traded.

Assets and liabilities included in the trading portfolio are carried at fair value (see note 46). Realised gains and losses, and unrealised gains and losses arising from changes in the fair value of the trading portfolio are recognised as net trading income in the income statement in the period in which they arise. Dividend income or expense on the trading portfolio is recognised in the income statement as net trading income.

The consolidated entity uses trade date accounting when recording regular way purchases and sales of financial assets. At the date the transaction is entered into (trade date), the consolidated entity recognises the resulting financial asset or liability and any subsequent unrealised profits or losses arising from revaluing that contract to fair value in the income statement. When the consolidated entity becomes party to a sale contract of a financial asset, it derecognises the asset and recognises a trade receivable until settlement date.

x) Derivative instruments

Derivative instruments entered into by the consolidated entity include futures, forwards and forward rate agreements, swaps and options in the interest rate, foreign exchange, commodity and equity markets. These derivative instruments are principally used for the risk management of existing financial assets and financial liabilities.

All derivatives, including those used for balance sheet hedging purposes, are recognised on the balance sheet and are disclosed as an asset where they have a positive fair value at balance date or as a liability where the fair value at balance date is negative.

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and subsequently remeasured to their fair value. Fair values are obtained from quoted market prices in active markets including recent market transactions, and valuation techniques including discounted cash flow models and option pricing models, as appropriate. Movements in the carrying amounts of derivatives are recognised in the income statement in net trading income, unless the derivative meets the requirements for hedge accounting.

The best evidence of a derivative's fair value at initial recognition is its transaction price, unless its fair value is evidenced by comparison with other observable current market transactions in the same instrument, or based on a valuation technique for which variables include only data from observable markets. Where such alternative evidence exists, the consolidated entity recognises profits immediately when the derivative is recognised.

xi) Hedge accounting

The consolidated entity designates certain derivatives or financial instruments as hedging instruments in qualifying hedge relationships. On initial designation of the hedge, the consolidated entity documents the hedging relationship between hedging instruments and hedged items, as well as its risk management objectives and strategies. The consolidated entity also documents its assessment, both at hedge inception and on an ongoing basis, of whether hedging relationships have been and will continue to be highly effective. Derivatives or financial instruments can be designated in one of three types of hedge relationships:

Cash flow hedges

For a derivative or financial instrument designated as hedging the variability in cash flows attributable to a particular risk associated with a recognised asset or liability (or a highly probable forecast transaction), the gain or loss on the derivative or financial instrument associated with the effective portion of the hedge is initially recognised in equity in the cash flow hedging reserve and subsequently released to the income statement when the hedged item affects the income statement. The gain or loss relating to the ineffective portion of the hedge is recognised immediately in the income statement.

Fair value hedges

For a derivative or financial instrument designated as hedging the change in fair value of a recognised asset or liability (or an unrecognised firm commitment), the gain or loss on the derivative or financial instrument is recognised in the income statement immediately, together with the loss or gain on the hedged asset or liability that is attributable to the hedged risk.

Net investment hedges

For a derivative or borrowing designated as hedging a net investment in a foreign operation, the gain or loss on revaluing the derivative or borrowing associated with the effective portion of the hedge is recognised in the foreign currency translation reserve and subsequently released to the income statement when the foreign operation is disposed of. The ineffective portion is recognised in the income statement immediately.

The fair values of various financial instruments used for hedging purposes are disclosed in note 42. Movements in the cash flow hedging reserve in equity are shown in note 34.

Notes to the financial statements
for the financial year ended 31 March 2009 continued

Note 2. Summary of significant accounting policies continued

xii) Investments and other financial assets

With the exception of trading portfolio assets, derivatives and investments in associates and joint ventures, which are classified separately in the balance sheet, the remaining investments in financial assets are classified into the following categories: loans and receivables (loan assets held at amortised cost and amounts due from subsidiaries), other financial assets at fair value through profit or loss, investment securities available for sale and non-current assets and assets of disposal groups classified as held for sale. The classification depends on the purpose for which the financial asset was acquired, which is determined at initial recognition and, except for other financial assets at fair value through profit or loss, is re-evaluated at each reporting date.

Loans and receivables

Loan assets held at amortised cost and amounts due from subsidiaries are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Other financial assets at fair value through profit or loss

This category includes only those financial assets which have been designated by management as held at fair value through profit or loss on initial recognition. The policy of management is to designate a financial asset as such if the asset contains embedded derivatives which must otherwise be separated and carried at fair value; if it is part of a group of financial assets managed and evaluated on a fair value basis; or if by doing so eliminates or significantly reduces, a measurement or recognition inconsistency that would otherwise arise. Interest income on debt securities designated as at fair value through profit or loss is recognised in the income statement in interest income using the effective interest method as disclosed in note 2(vi).

Investment securities available for sale

Investment securities available for sale comprise securities that are not actively traded and are intended to be held for an indefinite period. Such securities are available for sale and may be sold should the need arise, including purposes of liquidity, or due to the impacts of changes in interest rates, foreign exchange rates or equity prices.

Investment securities available for sale are initially carried at fair value plus transaction costs. Gains and losses arising from subsequent changes in fair value are recognised directly in the available for sale reserve in equity until the asset is derecognised or impaired, at which time the cumulative gain or loss is recognised in the income statement. Fair values of quoted investments in active markets are based on current bid prices. If the relevant market is not considered active (or the securities are unlisted), fair value is established by using valuation techniques, including recent arm's length transactions, discounted cash flow analysis and other valuation techniques commonly used by market participants.

Interest income on debt securities available for sale is recognised in the income statement in interest income using the effective interest method as disclosed in note 2(vi).

Non-current assets and disposal groups classified as held for sale

This category includes interests in associates and joint ventures for which their carrying amount will be recovered principally through a sale transaction rather than continuing use, and subsidiaries acquired exclusively with a view to resale. These assets are classified as held for sale when it is highly probable that the asset will be sold within the twelve months subsequent to being classified as such.

Non-current assets and disposal groups classified as held for sale are presented separately on the face of the balance sheet. Revenue and expenses from disposal groups are presented as a single amount on the face of the income statement. Financial instruments that are part of disposal groups within the scope of AASB 5 *Non-current Assets Held for Sale and Discontinued Operations* are not subject to the disclosure requirements of AASB 7 *Financial Instruments: Disclosures*.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. These assets are not depreciated.

An impairment loss is recognised for any initial or subsequent write down of the asset to fair value less costs to sell. A gain is recognised for any subsequent increase in fair value less costs to sell, limited by the cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of sale is recognised at the date of sale.

xiii) Impairment

Loan assets held at amortised cost

Loan assets are subject to regular review and assessment for possible impairment. Provisions for impairment on loan assets are recognised based on an incurred loss model and re-assessed at each balance sheet date. A provision for impairment is recognised when there is objective evidence of impairment, and is calculated based on the present value of expected future cash flows, discounted using the original effective interest rate.

Specific provisions for impairment are recognised where impairment of individual loans are identified. Where individual loans are found not to be impaired, they are placed into pools of assets with similar risk profiles and collectively assessed for losses that have been incurred but are not yet specifically identifiable.

The consolidated entity makes judgements as to whether there is any observable data indicating that there is a significant decrease in the estimated future cash flows from a portfolio of loans before the decrease can be identified with an individual loan in that portfolio. This evidence may include observable data indicating that there has been an adverse change in the payment status of the borrowers in a group, or national or local economic conditions that correlate with defaults on assets in the group. Management uses estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those in the portfolio when scheduling its future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience. Changes in assumptions used for estimating future cash flows could result in a change in the estimated provisions for impairment on loan assets at balance sheet date.

If, in a subsequent period, the amount of impairment losses decrease and the decrease can be related objectively to an event occurring after the impairment losses were recognised, the previously recognised impairment losses are reversed through the income statement to the extent of what the amortised cost would have been had the impairment not been recognised.

Investment securities available for sale

The consolidated entity performs an assessment at each balance sheet date to determine whether there is any objective evidence that available for sale financial assets have been impaired. Impairment exists if there is objective evidence of impairment as a result of one or more events (loss event) which have an impact on the estimated future cash flows of the financial asset that can be reliably estimated.

For equity securities classified as available for sale, the main indicators of impairment are: significant changes in the market/economic or legal environment; and a significant or prolonged decline in fair value below cost.

In making this judgement, the consolidated entity evaluates among other factors, the normal volatility in share price and the period of time for which fair value has been below cost.

In the case of debt securities classified as available for sale, observable data that relates to loss events are considered, including adverse changes in the payment status of the issuer and national or local economic conditions that correlate with defaults on those assets.

In addition, impairment may be appropriate when there is evidence of deterioration in the financial condition of the investee, industry and sector performance, operational and financing cash flows or changes in technology.

When the fair value of an available for sale financial asset is less than its initial carrying amount and there is objective evidence that the asset is impaired, the cumulative loss recognised directly in equity is removed from equity and recognised in the income statement.

Impairment losses recognised in the income statement for equity securities classified as available for sale are not subsequently reversed through the income statement. However impairment losses recognised for debt investment securities classified as available for sale are subsequently reversed through the income statement if the fair value increases and the increase can be objectively related to an event after the impairment loss was recognised in the income statement.

Interests in associates and joint ventures

The consolidated entity performs an assessment at each balance sheet date to determine whether there is any objective evidence that its interests in associates and joint ventures are impaired. The entire carrying amount of each investment in associate and joint venture is considered in the assessment. The main indicators of impairment are as for equity securities classified as available for sale, disclosed above.

If there is an indication that an investment in an associate or joint venture may be impaired, then the entire carrying amount of the investment in associate or joint venture is tested for impairment by comparing the recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Impairment losses recognised in the income statement for investments in associates and joint ventures are subsequently reversed through the income statement if the recoverable amount increases and the increase can be objectively related to an event after the impairment loss was recognised in the income statement.

Notes to the financial statements
for the financial year ended 31 March 2009 continued

Note 2. Summary of significant accounting policies continued

xiv) Life insurance business

The life insurance business is comprised of insurance contracts and investment contracts as defined in AASB 4 *Insurance Contracts*. The following are key accounting policies in relation to the life insurance business:

Disclosure

The consolidated financial statements includes the assets, liabilities, income and expenses of the life insurance business conducted by a subsidiary of the Company in accordance with AASB 139 *Financial Instruments: Recognition and Measurement*, and AASB 1038 *Life Insurance Contracts* to investment contracts and assets backing insurance liabilities, respectively. These amounts represent the total life insurance business of the subsidiary, including underlying amounts that relate to both policyholders and shareholders of the life insurance business.

Investment assets

Investment assets are carried at fair value through profit or loss. Fair values of quoted investments in active markets are based on current bid prices. If the relevant market is not considered active (and for unlisted securities), fair value is established by using valuation techniques, including recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. Changes in fair values are recognised in the income statement in the financial period in which the changes occur.

Restriction on assets

Investments held in the Life Funds can only be used within the restrictions imposed under the Life Insurance Act 1995. The main restrictions are that the assets in a fund can only be used to meet the liabilities and expenses of the fund, acquire investments to further the business of the fund or pay distributions when solvency and capital adequacy requirements allow. Shareholders can only receive a distribution when the capital adequacy requirements of the Life Insurance Act 1995 are met.

Policy liabilities

Life insurance liabilities are measured as the accumulated benefits to policyholders in accordance with AASB 139 and AASB 1038, which apply to investment contracts and assets backing insurance liabilities, respectively.

xv) Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses, if any. Property, plant and equipment are reviewed for impairment annually. Historical cost includes expenditure directly attributable to the acquisition of the asset.

Depreciation on assets is calculated on a straight-line basis to allocate the difference between cost and residual values over their estimated useful lives, at the following rates:

Furniture and fittings	10 to 20 per cent
Leasehold improvements[1]	20 per cent
Computer equipment	33 to 50 per cent
Plant and equipment	20 to 33 per cent
Infrastructure assets	5 to 20 per cent

(1) Where remaining lease terms are less than five years, leasehold improvements are depreciated over the remaining lease term.

Useful lives and residual values are reviewed annually and reassessed in light of commercial and technological developments. If an asset's carrying value is greater than its recoverable amount due to an adjustment to its useful life, residual value or an impairment, the carrying amount is written down immediately to its recoverable amount. Adjustments arising from such items and on disposal of property, plant and equipment are recognised in the income statement.

Gains and losses on disposal are determined by comparing proceeds with the asset's carrying amount and are recognised in the income statement.

xvi) Goodwill and other identifiable intangible assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the consolidated entity's share of the net identifiable assets of the acquired entity at the date of acquisition. Goodwill arising from business combinations is included in intangible assets on the face of the balance sheet. Goodwill arising from acquisitions of associates is included in the carrying amount of investments in associates.

Other identifiable intangible assets

Licences and trading rights are carried at cost less accumulated impairment losses. These assets are not amortised because they are considered to have an indefinite useful life.

Management rights have a finite useful life and are carried at cost less accumulated amortisation and impairment losses. Amortisation is calculated using the straight-line method to allocate the cost of management rights over the estimated useful life, usually a period not exceeding twenty years.

Customer relationships acquired as part of a business combination are initially measured at fair value at the date of acquisition and subsequently measured at cost less accumulated amortisation and any impairment losses. Amortisation is calculated based on the timing of projected cash flows of the relationships over their estimated useful lives.

Software

Certain internal and external costs directly incurred in acquiring and developing certain software are capitalised and amortised over the estimated useful life, usually a period of three years. Costs incurred on software maintenance are expensed as incurred.

Impairment

Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Intangible assets (other than goodwill) that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

xvii) Financial liabilities

The consolidated entity has on issue debt securities and instruments which are initially recognised at fair value net of transaction costs incurred, and subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method.

On 12 October 2008, the Australian Government announced guarantee arrangements for deposits in eligible authorised deposit-taking institutions (ADIs) for a period of three years from 12 October 2008. The deposit guarantee applies to deposits held in eligible ADIs by all types of legal entities, regardless of where the depositor resides. For deposits of or under $1 million, the deposit guarantee is free. Eligible ADIs can obtain coverage under the deposit guarantee for amounts over $1 million for a fee.

The Australian Government also announced that it will guarantee the wholesale term and short-term funding of eligible ADIs that meet certain criteria, in return for the payment of a guarantee fee. The facility will be withdrawn by the Australian Government once market conditions have normalised.

As at 31 March 2009 the consolidated entity has obtained Government Guarantees on deposits of $14,119 million and debt issued at amortised cost of $17,566 million.

Other financial liabilities at fair value through profit or loss

This category includes only those financial liabilities which have been designated by management as held at fair value through profit or loss on initial recognition. The policy of management is to designate a financial liability as such if: the liability contains embedded derivatives which must otherwise be separated and carried at fair value; the liability is part of a group of financial assets and financial liabilities managed and evaluated on a fair value basis; or if by doing so eliminates (or significantly reduces) a measurement or recognition inconsistency that would otherwise arise. Interest expense on such items is recognised in the income statement in interest expense.

xviii) Provisions

Employee benefits

A liability for employee benefits is recognised by the entity that has the obligation to the employee. Generally, this is consistent with the legal position of the parties to the employment contract.

Liabilities for unpaid salaries, salary related costs and provisions for annual leave are recorded in the balance sheet at the salary rates which are expected to be paid when the liability is settled. Provisions for long service leave and other long-term benefits are recognised at the present value of expected future payments to be made. In determining this amount, consideration is given to expected future salary levels and employee service histories. Expected future payments are discounted to their net present value using discount rates on high quality corporate bonds, except where there is no deep market, in which case rates on Commonwealth Government securities are used. Such discount rates have terms that match as closely as possible the expected future cash flows.

Provisions for unpaid employee benefits are derecognised when the benefit is settled, or is transferred to another entity and the Company and consolidated entity are legally released from the obligation and do not retain a constructive obligation.

Dividends

Provisions for dividends to be paid by the Company are recognised on the balance sheet as a liability and a reduction in retained earnings when the dividend has been declared.

Notes to the financial statements
for the financial year ended 31 March 2009 continued

Note 2. Summary of significant accounting policies continued

xix) Funds under management

Within the consolidated entity certain subsidiaries, jointly controlled entities and associates act as a custodian and/or a single responsible entity for a number of investment funds and trusts. As at 31 March 2009, the investment funds and trusts, both individually and collectively, have an excess of assets over liabilities. The value of funds managed by the consolidated entity (measured based on the gross assets of the individual funds) is $243 billion (31 March 2008: $232 billion). Other investment funds and trusts have not been consolidated in the financial report because individual entities within the consolidated entity do not have control of the funds and trusts.

xx) Earnings per share

Basic earnings per share is calculated by dividing the consolidated entity's profit attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the financial year.

Diluted earnings per share is calculated by dividing the consolidated entity's profit attributable to ordinary equity holders by the weighted average number of ordinary shares that would be issued on the exchange of all the dilutive potential ordinary shares into ordinary shares.

Refer to note 8 for information concerning the classification of securities.

xxi) Performance based remuneration

Share based payments

The consolidated entity operates share-based compensation plans, which include options granted to employees and shares granted to employees under share acquisition plans. Information relating to these schemes is set out in note 38. The consolidated entity recognises an expense (and equity reserve) for its shares and options granted to employees. The shares and options are measured at the grant dates based on their fair value and in the case of options, using the number expected to vest. This amount is recognised as an expense evenly over the respective vesting periods.

Performance hurdles attached to options issued to the Executive Officers are not taken into account when determining the fair value of the options at grant date. Instead, these vesting conditions are taken into account by adjusting the number of equity instruments expected to vest.

The fair value of each option is estimated on the date of grant using standard option pricing technology based on the Black-Scholes theory. The following key assumptions have been adopted for grants made in the current financial year:

- risk free interest rate: 6.77 per cent (weighted average) (2008: 7.04 per cent);
- expected life of options: four years (2008: four years);
- volatility of share price: 24 per cent (2008: 20 per cent); and
- dividend yield: 3.47 per cent per annum (2008: 3.43 per cent per annum).

Where options are issued by the Company to employees of subsidiaries and is not subsequently reimbursed by those subsidiaries, the Company recognises the equity provided as a capital contribution to the subsidiaries.

The consolidated entity annually revises its estimates of the number of options that are expected to become exercisable. Where appropriate, the impact of revised estimates are reflected in the income statement over the remaining vesting period, with a corresponding adjustment to the share based payments reserve in equity.

Profit share remuneration

The consolidated entity recognises a liability and an expense for profit share remuneration based on a formula that takes into consideration the consolidated entity's profit from ordinary activities after income tax and its earnings over and above the estimated cost of capital.

xxii) Cash and cash equivalents

Cash and cash equivalents include cash and balances with central banks, short-term amounts included in due from banks and bank accepted bills and negotiable certificates of deposits issued by a bank with an original maturity of less than three months which are included in trading portfolio assets and investment securities available for sale.

xxiii) Leases

Where finance leases are granted to third parties, the present value of the lease payments is recognised as a receivable and included in loan assets held at amortised cost. The difference between the gross receivable and the present value of the receivable is recognised as unearned interest income. Lease income is recognised over the term of the lease using the effective interest method, which reflects a constant rate of return.

Leases entered into by the Company and consolidated entity as lessee are primarily operating leases. The total fixed payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

Purchased assets, where the consolidated entity is the lessor under operating leases, are carried at cost and depreciated over their useful lives which vary depending on each class of asset and range from 3 to 40 years (2008: 3 to 40 years). Assets under operating leases are included in other assets.

xxiv) Offsetting financial instruments

Financial assets and financial liabilities are offset and the net amount reported on the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the financial asset and settle the financial liability simultaneously.

xxv) Loan capital

Loan capital is debt issued by the consolidated entity with terms and conditions that qualify for inclusion as capital under APRA Prudential Standards. Loan capital debt issues are initially recorded at fair value plus directly attributable transaction costs and thereafter at either amortised cost using the effective interest method (for convertible preference securities and subordinated debt at amortised cost) or at fair value through profit or loss (for subordinated debt at fair value through profit and loss).

xxvi) Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

xxvii) Transactions with minorities

Transactions with minorities are recognised in the consolidated entity's financial statements using the parent-entity approach. For securities held by minority interests that are purchased by the consolidated entity at a price less than the securities' carrying amount, then the difference is recognised as a gain in the income statement.

xxviii) Comparatives

Certain comparative amounts in the Company's financial statements have been restated as a result of a change in the accounting treatment for the Macquarie Group Restructure, following the adoption of AASB 2008-7 *Amendments to Australian Accounting Standards – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate* in advance of the Standard's mandatory application date. Refer to note 2(i) for the impact of the change.

Other comparative amounts have been reclassified where necessary to conform with changes in classification of certain items in the financial report.

xxix) Rounding of amounts

The Company is of a kind referred to in ASIC Class Order 98/0100 (as amended), relating to the "rounding off" of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest million dollars unless otherwise indicated.

Notes to financial statements
for the financial year ended 31 March 2009 continued

	Consolidated 2009 $m	Consolidated 2008 $m	Company 2009 $m	Company 2008 $m
Note 3. Profit for the financial year				
Net interest income				
Interest and similar income received/receivable:				
Other entities	**6,420**	6,698	**-**	-
Subsidiaries (note 36)	**-**	-	**842**	381
Interest expense and similar charges paid/payable:				
Other entities	**(5,482)**	(5,881)	**(315)**	(96)
Subsidiaries (note 36)	**-**	-	**(524)**	(279)
Total net interest income	**938**	817	**3**	6
Fee and commission income				
Fee and commission income	**3,990**	4,610	**-**	-
Income from life investment contracts and other unit holder investment assets (note 18)	**55**	35	**-**	-
Total fee and commission income	**4,045**	4,645	**-**	-
Net trading income[1]				
Equities	**144**	1,167	**-**	-
Commodities	**583**	394	**-**	-
Foreign exchange products	**132**	255	**-**	-
Interest rate products	**298**	19	**-**	-
Total net trading income	**1,157**	1,835	**-**	-
Share of net profits of associates and joint ventures accounted for using the equity method	**74**	156	**-**	-

[1] Included in net trading income are fair value changes of $64 million for the year ending 31 March 2009 (31 March 2008: $26 million expense) relating to financial assets and financial liabilities designated as held at fair value through profit or loss. This includes $274 million (2008: $72 million) profit as a result of changes in own credit spread on issued debt and subordinated debt carried at fair value. Fair value changes relating to derivatives are also reported in net trading income which partially offsets the fair value changes relating to the financial assets and financial liabilities designated at fair value. This also includes fair value changes on derivatives used to hedge the consolidated entity's economic interest rate risk where hedge accounting requirements are not met - refer to note 2(xi).

	Consolidated 2009 $m	Consolidated 2008 $m	Company 2009 $m	Company 2008 $m[1]
Note 3. Profit for the financial year continued				
Other operating income and charges				
Net gains on sale of investment securities available for sale	**143**	123	**-**	-
Impairment charge on investment securities available for sale	**(306)**	(120)	**-**	-
Net gains on sale of associates (including associates held for sale) and joint ventures	**81**	560	**-**	-
Impairment charge on investments in associates (including associates held for sale) and joint ventures	**(714)**	(300)	**-**	-
Net income/(expense) from disposal groups held for sale[2]	**91**	(28)	**-**	-
Impairment charge on disposal groups held for sale	**(192)**	-	**-**	-
Gain on acquiring, disposing and change in ownership interest in subsidiaries and businesses held for sale	**323**	293	**-**	-
Impairment charge on subsidiaries	**-**	-	**(13,163)**	-
Impairment charge on non-financial assets	**(75)**	-	**-**	-
Dividends/distributions received/receivable:				
Equity investments and investment securities available for sale	**49**	91	**-**	-
Subsidiaries (note 36)	**-**	-	**858**	16,635
Management fees, group service charges and cost recoveries - subsidiaries	**-**	-	**-**	(2)
Collective allowance for credit losses during the financial year (note 12)	**(90)**	(37)	**-**	-
Specific provisions:				
Loan assets provided for during the financial year (note 12)	**(344)**	(85)	**-**	-
Other receivables provided for during the financial year	**(40)**	-	**-**	-
Recovery of loans previously provided for (note 12)	**17**	35	**-**	-
Loan losses written-off	**(54)**	(27)	**-**	-
Recovery of loans previously written off	**10**	6	**-**	-
Other income[3]	**413**	284	**-**	-
Total other operating income and charges	**(688)**	795	**(12,305)**	16,633
Net operating income	**5,526**	8,248	**(12,302)**	16,639

[1] Prior year comparatives for the Company have been restated for the effect of early adopting AASB 2008-7. Refer to note 2(i) - Summary of significant accounting policies.

[2] Included within net income/(expense) from disposal groups held for sale are the net income and expenses arising from the activities of the disposal groups. Refer to note 23 – Non-current assets and disposal groups classified as held for sale for the name of each group.

[3] Included within other income is rental income of $466 million (2008: $282 million) less depreciation of $283 million (2008: $180 million) in relation to operating leases where the consolidated entity is the lessor.

Notes to financial statements
for the financial year ended 31 March 2009 continued

	Consolidated 2009 $m	Consolidated 2008 $m	Company 2009 $m	Company 2008 $m
Note 3. Profit for the financial year continued				
Employment expenses				
Salary and salary related costs including commissions, superannuation and performance-related profit share	(2,098)	(3,720)	(3)	(1)
Share based payments	(128)	(126)	-	-
Provision for annual leave	(19)	(21)	-	-
Provision for long service leave	(2)	(11)	-	-
Total compensation expense	(2,247)	(3,878)	(3)	(1)
Other employment expenses including on-costs, staff procurement and staff training	(112)	(299)	-	-
Total employment expenses	(2,359)	(4,177)	(3)	(1)
Brokerage and commission expenses				
Brokerage expenses	(466)	(561)	-	-
Other fee and commission expenses	(219)	(141)	(6)	-
Total brokerage and commission expenses	(685)	(702)	(6)	-
Occupancy expenses				
Operating lease rental	(224)	(152)	-	-
Depreciation: furniture, fittings and leasehold improvements (note 20)	(95)	(60)	-	-
Other occupancy expenses	(74)	(52)	-	-
Total occupancy expenses	(393)	(264)	-	-
Non-salary technology expenses				
Information services	(121)	(82)	-	-
Depreciation: computer equipment (note 20)	(60)	(53)	-	-
Other non-salary technology expenses	(82)	(79)	-	-
Total non-salary technology expenses	(263)	(214)	-	-
Other operating expenses				
Professional fees	(301)	(228)	(1)	-
Auditor's remuneration (note 47)	(24)	(18)	(1)	-
Travel and entertainment expenses	(204)	(200)	-	-
Advertising and promotional expenses	(45)	(46)	-	-
Communication expenses	(43)	(40)	-	-
Depreciation: communication equipment (note 20)	(4)	(7)	-	-
Other expenses	(216)	(147)	(27)	(16)
Total other operating expenses	(837)	(686)	(29)	(16)
Total operating expenses	(4,537)	(6,043)	(38)	(17)

	Consolidated 2009 $m	Consolidated 2008 $m	Company 2009 $m	Company 2008 $m
Note 4. Revenue from operating activities				
Interest and similar income	**6,420**	6,698	**842**	381
Fee and commission income	**3,990**	4,610	**-**	-
Premium income, investment revenue and management fees from life investment contracts and other unit holder investment assets (note 18)	**342**	211	**-**	-
Net trading income	**1,157**	1,835	**-**	-
Profit on the disposal of investment securities available for sale and associates and joint ventures	**224**	683	**-**	-
Other income (excluding net gains on the sale of investment securities available for sale, associates and joint ventures)	**950**	796	**858**	16,633
Total revenue from operating activities	**13,083**	14,833	**1,700**	17,014

Note 5. Segment reporting

(i) Operating segments

For internal reporting and risk management purposes, the consolidated entity is divided into five operating groups, two operating divisions and a corporate group. These segments have been set up based on the differences in core products and services offered:

Macquarie Funds Group is a full service fund manager offering a diverse range of products including managed funds across a wide range of asset classes, funds-based structured products, funds of funds and responsible entity and back-office services.

Banking and Financial Services Group is the primary relationship manager for Macquarie's retail client base. The Group brings together Macquarie's retail banking and financial services businesses, providing a diverse range of wealth management products and services to financial advisers, stockbrokers, mortgage brokers, professional service industries and the end consumer.

Real Estate Banking Division encompasses listed and unlisted real estate funds management, asset management, real estate investment, advisory, development management and real estate project and development financing.

Corporate and Asset Finance provides innovative and traditional capital, finance and related services to its clients through tailored debt and finance solutions. It offers corporate debt finance, specialised equipment leasing, asset lifecycle services and equipment trading and remarketing services in Australia and selected international markets.

Treasury and Commodities Group conducts trading, financing and related activities in a broad range of financial and commodity markets with a focus of client service provision. Underlying services encompass foreign exchange, debt and futures, as well as dealing in agriculture, environmental, freight, energy and metals markets.

Macquarie Securities Group includes equity-linked investments, trading products, risk management services, equity finance, arbitrage trading and synthetic products as well as a full service institutional cash equities broker in the Asia-Pacific region and specialised in the rest of the world. It provides an Equity Capital Markets service through a joint venture with Macquarie Capital Advisers.

Macquarie Capital includes Macquarie Group's corporate advisory, equity underwriting and specialised funds management businesses (including infrastructure and real estate funds).

Corporate includes the Group Treasury division, head office and central support functions. Costs within Corporate include unallocated head office costs, employment related costs, earnings on capital, non trading derivative volatility, income tax expense and expenses attributable to minority interests. Corporate is not considered an operating Group.

Any transfers between segments are determined on an arms-length basis and eliminate on consolidation.

Segment information has been prepared in conformity with the consolidated entity's segment accounting policy as set out in note 2(iv). The composition of the consolidated entity's operating segments was changed during the financial year following changes in the structure of its internal organisation. In accordance with AASB 8 *Operating Segments*, comparative information has been restated to reflect the change in reportable segments.

Notes to financial statements
for the financial year ended 31 March 2009 continued

	Macquarie Funds Group $m	Banking and Financial Services $m	Real Estate Banking Division $m	Corporate and Asset Finance $m
Note 5. Segment reporting continued				
Revenues from external customers	**726**	**3,443**	**304**	**733**
Inter-segmental (expense)/revenue[1]	**(36)**	**(418)**	**(211)**	**(194)**
Interest revenue	**212**	**2,693**	**173**	**652**
Interest expense	**(42)**	**(1,902)**	**(6)**	**(252)**
Depreciation and amortisation	**(3)**	**(16)**	**(2)**	**(265)**
Share of net (losses)/profits of associates and joint ventures using the equity method	**(12)**	**(7)**	**4**	**(1)**
Net operating (expense)/income from disposal groups held for sale	**-**	**-**	**-**	**-**
Reportable segment profit/(loss)	**45**	**(99)**	**(356)**	**66**
Reportable segment assets	**8,832**	**32,080**	**3,061**	**9,078**
Revenues from external customers	865	3,593	438	627
Inter-segmental revenue/(expense)[1]	(106)	(524)	(257)	(210)
Interest revenue	135	2,751	203	485
Interest expense	(10)	(1,890)	(15)	(182)
Depreciation and amortisation	(1)	(20)	(1)	(156)
Share of net profits/(losses) of associates and joint ventures using the equity method	3	(8)	107	-
Net operating (expense)/income from disposal groups held for sale	-	-	-	-
Reportable segment profit/(loss)	307	238	(130)	112
Reportable segment assets	10,777	41,192	3,748	7,683

(1) Internal reporting systems do not enable the separation of inter-segmental revenues and expenses. The net position is disclosed above. The key inter-segmental item is internal interest and funding costs charged to businesses for funding of their business net assets.

Treasury and Commodities Group $m	Macquarie Securities Group $m	Macquarie Capital $m	Corporate $m	Total $m
				Consolidated 2009
1,902	**1,611**	**2,524**	**1,675**	**12,918**
(111)	**107**	**(322)**	**1,185**	**-**
782	**545**	**142**	**1,221**	**6,420**
(539)	**(376)**	**(53)**	**(2,312)**	**(5,482)**
(9)	**(15)**	**(55)**	**(76)**	**(441)**
69	**3**	**11**	**7**	**74**
(3)	**-**	**94**	**-**	**91**
509	**275**	**251**	**180**	**871**
45,994	**18,145**	**9,104**	**22,850**	**149,144**
				Consolidated 2008
1,942	3,117	3,412	711	14,705
(202)	(140)	(158)	1,597	-
895	1,233	236	760	6,698
(695)	(816)	(44)	(2,229)	(5,881)
(8)	(11)	(36)	(60)	(293)
30	7	26	(9)	156
-	-	(28)	-	(28)
602	1,217	2,237	(2,780)	1,803
38,521	38,304	9,395	17,630	167,250

Notes to the financial statements
for the financial year ended 31 March 2009 continued

Note 5. Segment reporting continued

(ii) Products and services

For the purposes of preparing a segment report based on products and services, the activities of the consolidated entity have been divided into four areas:

Asset and Wealth Management: distribution and manufacture of funds management products;

Financial Markets: trading in fixed income, equities, currency, commodities and derivative products;

Capital Markets: corporate and structured finance, advisory, underwriting, facilitation, broking and real estate/property development; and

Lending: banking activities, mortgages, margin lending and leasing.

	Asset and Wealth Management $m	Financial Markets $m	Capital Markets $m	Lending $m	Total $m
					Consolidated 2009
Revenues from external customers	**3,166**	**3,999**	**1,952**	**3,801**	**12,918**
					Consolidated 2008
Revenues from external customers	2,811	4,626	3,518	3,750	14,705

(iii) Geographical areas

Geographical segments have been determined based upon where the transactions have been booked. The operations of the consolidated entity are headquartered in Australia.

	Revenues $m	Non-current Assets[1] $m
		Consolidated 2009
Australia	**7,130**	**240**
Asia Pacific	**1,264**	**108**
Europe, Middle East and Africa	**2,512**	**93**
North America	**2,012**	**923**
Total	**12,918**	**1,364**
		Consolidated 2008
Australia	8,686	183
Asia Pacific	2,284	81
Europe, Middle East and Africa	2,189	55
North America	1,546	550
Total	14,705	869

(1) Non-current assets consist of intangible assets and property, plant and equipment.

(iv) Major Customers

The consolidated entity does not rely on any major customer.

	Consolidated 2009 $m	Consolidated 2008 $m	Company 2009 $m	Company 2008[2] $m
Note 6. Income tax (expense)/benefit				
(a) Income tax (expense)/benefit				
Current tax (expense)/benefit	**(417)**	(536)	**(355)**	4
Deferred tax benefit	**402**	219	**367**	1
Total income tax (expense)/benefit	**(15)**	(317)	**12**	5
Deferred income tax revenue/(expense) included in income tax (expense)/benefit comprises:				
Increase in deferred tax assets	**284**	260	**367**	1
Decrease/(increase) in deferred tax liabilities	**118**	(41)	**-**	-
Total deferred tax benefit	**402**	219	**367**	1
(b) Reconciliation of income tax expense to prima facie tax payable				
Prima facie income tax (expense)/benefit on operating profit[1]	**(297)**	(661)	**3,702**	(4,986)
Tax effect of amounts which are (non-deductible)/non-assessable in calculating taxable income:				
Rate differential on offshore income	**242**	303	**3**	1
Distribution provided on Macquarie Income Preferred Securities and similar distributions	**13**	15	**-**	-
Non-deductible share based payments expense	**(38)**	(38)	**-**	-
Intra-group dividends	**-**	-	**257**	4,990
Impairment charge on subsidiary	**-**	-	**(3,950)**	-
Other items	**65**	64	**-**	-
Total income tax (expense)/benefit	**(15)**	(317)	**12**	5
(c) Amounts recognised directly in equity				
Aggregate deferred tax arising in the financial year and not recognised in the income statement but recognised directly in equity:				
Net deferred tax – (credited)/debited directly to equity	**(185)**	2	**-**	-
Total	**(185)**	2	**-**	-

(1) Prima facie income tax on operating profit is calculated at the rate of 30 per cent (2008: 30 per cent). The Australian tax consolidated group has a tax year ending on 30 September.

(2) Prior year comparatives for the Company have been restated for the effect of early adopting AASB 2008-7. Refer to note 2(i) - Summary of significant accounting policies.

In preparing this financial report the Company has considered the information currently available and where considered necessary has taken legal advice as to the consolidated entity's tax liability and in accordance with this believes that provisions made are adequate.

Notes to financial statements
for the financial year ended 31 March 2009
continued

	Consolidated 2009 $m	Consolidated 2008 $m	Company 2009 $m	Company 2008 $m
Note 7. Dividends paid and distributions paid or provided				
(i) Dividends paid				
Ordinary share capital				
Interim dividend paid ($1.45 (2008: $1.45) per share) [1]	**410**	398	**408**	396
2008 Final dividend paid ($2.00 (2007: $1.90) per share) [2]	**552**	482	**549**	-
Total dividends paid	**962**	880	**957**	396

All dividends were 100 per cent franked at the 30 per cent corporate tax rate, except for the interim dividend paid during the financial year and the dividends paid to the holders of exchangeable shares. This interim dividend was 80 per cent franked at the 30 per cent corporate tax rate. The dividends paid to the holders of exchangeable shares were not franked.

(1) Interim dividend paid by the consolidated entity includes $2 million (2008:$2 million) of dividends paid to the holders of exchangeable shares as detailed in note 33 – Contributed equity.

(2) Final dividend paid by the consolidated entity includes $3 million (2008: $nil) of dividends paid to the holders of exchangeable shares as detailed in note 33 – Contributed equity.

The Company's Dividend Reinvestment Plan (DRP) remains activated. The DRP is optional and offers ordinary shareholders in Australia and New Zealand the opportunity to acquire fully paid ordinary shares, without transaction costs, at a 2.5 per cent discount to the prevailing market value. A shareholder can elect to participate in or terminate their involvement in the DRP at any time. Details of fully paid ordinary shares issued pursuant to the DRP are included in note 33.

(ii) Dividends not recognised at the end of the financial year

Since the end of the financial year the Directors have recommended the payment of the 2009 final dividend of $0.40 per fully paid ordinary share, 60 per cent franked based on tax paid at 30 per cent. The aggregate amount of the proposed dividend expected to be paid on 3 July 2009 from retained profits at 31 March 2009, but not recognised as a liability at the end of the financial year, is $114 million (including $1 million to be paid by a subsidiary to the holders of the exchangeable shares – refer to note 33 for further details of these instruments). This amount has been estimated based on the number of shares eligible to participate as at 31 March 2009.

			Dividend per ordinary share	
Cash dividends per ordinary share (distribution of current year profits)	**$1.85**	$3.45	**$1.85**	$3.45

	Consolidated 2009 $m	Consolidated 2008 $m	Company 2009 $m	Company 2008 $m
Franking credits available for the subsequent financial year at a corporate tax rate of 30 per cent (2008: 30 per cent)	**11**	133	**11**	133

The franked portion of dividends proposed as at 31 March 2009 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax payable at the end of the financial year.

The above amounts represent the balances of the franking accounts as at the end of the financial year, adjusted for:
- franking credits that will arise from the payment of income tax payable as at the end of the financial year; and
- franking debits that will arise from the receipt of tax receivables as at the end of the financial year.

	Consolidated 2009 $m	Consolidated 2008 $m	Company 2009 $m	Company 2008 $m

Note 7. Dividends paid and distributions paid or provided continued

(iii) Distributions paid or provided

	Consolidated 2009 $m	Consolidated 2008 $m	Company 2009 $m	Company 2008 $m
Macquarie Income Preferred Securities				
Distributions paid (net of distributions previously provided)	33	28	-	-
Distributions provided	12	22	-	-
Total distributions paid or provided	45	50	-	-

The Macquarie Income Preferred Securities (MIPS) represent the minority interest of a subsidiary. Accordingly, the distributions paid/provided in respect of the MIPS are recorded as movements in minority interest, as disclosed in note 34 – Reserves, retained earnings and minority interests. MBL, a consolidated entity, can redirect the payments of distributions under the convertible debentures to be paid to itself. For each debenture 500 MBL preference shares may be substituted at MBL's discretion at any time, in certain circumstances (to meet capital requirements), or on maturity. Refer to note 34 for further details on these instruments.

	Consolidated 2009 $m	Consolidated 2008 $m	Company 2009 $m	Company 2008 $m
Macquarie Income Securities				
Distributions paid (net of distributions previously provided)	28	27	-	-
Distributions provided	5	7	-	-
Total distributions paid or provided	33	34	-	-

The Macquarie Income Securities (MIS) represent the minority interest of a subsidiary. Accordingly, the distributions paid/provided in respect of the MIS are recorded as movements in minority interest, as disclosed in note 34 – Reserves, retained earnings and minority interests. No dividends are payable under the preference shares until MBL, a consolidated entity, exercises its option to receive future payments of interest and principal under the other stapled security. Upon exercise, dividends are payable at the same rate, and subject to similar conditions, as the MIS. Dividends are also subject to MBL Directors' discretion. Refer to note 34 - Reserves, retained earnings and minority interest for further details on these instruments.

Note 8. Earnings per share

	Consolidated 2009	Consolidated 2008
	Cents per share	
Basic earnings per share	309.6	670.6
Diluted earnings per share	308.6	653.5
Reconciliation of earnings used in the calculation of basic and diluted earnings per share	$m	$m
Profit from ordinary activities after income tax	974	1,888
Profit attributable to minority interests:		
Macquarie Income Preferred Securities	(45)	(50)
Macquarie Income Securities	(33)	(34)
Other minority interests	(25)	(1)
Total earnings used in the calculation of basic and diluted earnings per share	871	1,803
	Number of shares	
Total weighted average number of ordinary shares used in the calculation of basic earnings per share	281,373,310	268,854,950
Weighted average number of shares used in the calculation of diluted earnings per share		
Weighted average fully paid ordinary shares	281,373,310	268,854,950
Potential ordinary shares:		
Weighted average options	953,793	7,023,038
Total weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share	282,327,103	275,877,988

Notes to the financial statements
for the financial year ended 31 March 2009
continued

Note 8. Earnings per share continued

Information concerning the classification of securities

Options

Options granted to employees under the Macquarie Group Employee Share Option Plan (MGESOP) are considered to be potential ordinary shares and have been included in the calculation of diluted earnings per share to the extent to which they are dilutive. The issue price, which is equivalent to the fair value of the options granted, and exercise price used in this assessment incorporate both the amounts recognised as an expense up to the reporting date as well as the fair value of options yet to be recognised as an expense in the future.

Included in the balance of weighted average options are 379,687 (2008: 1,775,747) options that were converted, lapsed or cancelled during the financial year. There are a further 48,576,394 (2008: 13,590,312) options that have not been included in the balance of weighted average options on the basis that their adjusted exercise price was greater than the average market price of the Company's fully paid ordinary shares for the financial year ended 31 March 2009 and consequently, they are not considered to be dilutive.

On 13 November 2007, the date of the restructure of the Macquarie Group, all MBL options were cancelled and reissued by MGL, the new ultimate parent entity. This action has had no financial impact on the consolidated entity as the MGL options were issued with the same terms, conditions and vesting dates as the original MBL options.

Exchangeable shares

The exchangeable shares on issue (refer note 33 - Contributed Equity) are considered to be ordinary shares and have been included in the determination of basic and diluted earnings per share from their date of issue.

Macquarie Convertible Preference Securities

Macquarie Convertible Preference Securities issued during the financial year (refer note 32 – Loan Capital) have the potential to be ordinary shares and have been included in the determination of diluted earnings per share from their date of issue to the extent to which they are dilutive. These securities have not been included in the determination of basic earnings per share.

	Consolidated 2009 $m	Consolidated 2008 $m	**Company 2009 $m**	Company 2008 $m
Note 9. Due from banks				
Cash at bank[1]	**3,227**	3,136	**-**	-
Overnight cash at bank	**5,669**	2,652	**-**	-
Other loans to banks	**3,034**	3,516	**-**	-
Due from clearing houses	**341**	806	**-**	-
Total due from banks	**12,271**	10,110	**-**	-

[1] Included within this balance is $44 million (2008: $15 million) provided as security over payables to other financial institutions.

	Consolidated 2009 $m	Consolidated 2008 $m	**Company 2009 $m**	Company 2008 $m
Note 10. Cash collateral on securities borrowed and reverse repurchase agreements				
Central banks	**13**	14	**-**	-
Governments[1]	**709**	225	**-**	-
Financial institutions	**4,027**	22,136	**-**	-
Other	**347**	531	**-**	-
Total cash collateral on securities borrowed and reverse repurchase agreements	**5,096**	22,906	**-**	-

[1] Governments include federal, state and local governments and related enterprises.

	Consolidated 2009 $m	Consolidated 2008 $m	Company 2009 $m	Company 2008 $m
Note 11. Trading portfolio assets				
Trading securities				
Equities[(1)]				
Listed	**3,149**	8,723	**-**	-
Unlisted	**43**	3,379	**-**	-
Commonwealth government bonds[(1)]	**3,017**	807	**-**	-
Corporate bonds	**1,117**	734	**-**	-
Other government securities	**995**	258	**-**	-
Foreign government bonds[(1)]	**510**	256	**-**	-
Certificates of deposit[(1)]	**174**	198	**-**	-
Bank bills	**77**	45	**-**	-
Treasury notes	**7**	-	**-**	-
Promissory notes	**-**	1,303	**-**	-
Total trading securities	**9,089**	15,703	**-**	-
Other trading assets				
Commodities	**171**	104	**-**	-
Total other trading assets	**171**	104	**-**	-
Total trading portfolio assets	**9,260**	15,807	**-**	-

(1) Included within these balances are assets provided as security over issued notes and payables to other external investors and financial institutions. The value of assets provided as security is $108 million (2008: $1,348 million).

Notes to financial statements
for the financial year ended 31 March 2009 continued

	Consolidated 2009 $m	Consolidated 2008 $m	Company 2009 $m	Company 2008 $m
Note 12. Loan assets held at amortised cost				
Due from clearing houses	**1,449**	1,558	**-**	-
Due from governments	**144**	219	**-**	-
Due from other entities				
Other loans and advances	**40,197**	47,827	**-**	-
Less specific provisions for impairment	**(416)**	(110)	**-**	-
	39,781	47,717	**-**	-
Lease receivables	**3,617**	3,042	**-**	-
Less specific provisions for impairment	**(15)**	(1)	**-**	-
Total due from other entities	**43,383**	50,758	**-**	-
Total gross loan assets	**44,976**	52,535	**-**	-
Less collective allowance for credit losses	**(225)**	(128)	**-**	-
Total loan assets held at amortised cost[1][2]	**44,751**	52,407	**-**	-

(1) Included within this balance are loans of $20,390 million (2008: $24,078 million) held by consolidated SPEs, which are available as security to note holders and debt providers.

(2) Included within this balance are other loans of $831 million (2008: $522 million) provided as security over issued notes and payables to other external investors and financial institutions.

	Consolidated 2009 $m	Consolidated 2008 $m	Company 2009 $m	Company 2008 $m
Specific provisions for impairment				
Balance at the beginning of the financial year	**111**	71	**-**	-
Provided for during the financial year (note 3)	**344**	85	**-**	-
Loan assets written-off, previously provided for	**(24)**	(9)	**-**	-
Recovery of loans previously provided for (note 3)	**(17)**	(35)	**-**	-
Attributable to foreign currency translation	**17**	(1)	**-**	-
Balance at the end of the financial year	**431**	111	**-**	-
Specific provisions as a percentage of total gross loan assets	**0.96%**	0.21%	**-**	-
Collective allowance for credit losses				
Balance at the beginning of the financial year	**128**	91	**-**	-
Provided for during the financial year (note 3)	**90**	37	**-**	-
Attributable to acquisitions during the financial year	**7**	-	**-**	-
Balance at the end of the financial year	**225**	128	**-**	-

	Consolidated 2009 $m	Consolidated 2008 $m	Company 2009 $m	Company 2008 $m
Note 13. Impaired financial assets				
Impaired debt investment securities available for sale before impairment charge	**188**	264	**-**	-
Less impairment charge	**(137)**	(56)	**-**	-
Debt investment securities available for sale after impairment charge	**51**	208	**-**	-
Impaired loan assets and other financial assets with specific provisions for impairment	**1,428**	285	**-**	-
Less specific provisions for impairment	**(476)**	(120)	**-**	-
Loan assets and other financial assets after specific provisions for impairment	**952**	165	**-**	-
Total net impaired assets	**1,003**	373	**-**	-

Impaired assets have been reported in accordance with AASB 139 *Financial Instruments: Recognition and Measurement* and include loan assets (netted with certain derivative liabilities of $85 million).

	Consolidated 2009 $m	Consolidated 2008 $m	Company 2009 $m	Company 2008 $m
Note 14. Other financial assets at fair value through profit or loss				
Investment securities	**3,248**	684	**-**	-
Loan assets	**4,662**	3,447	**-**	-
Total other financial assets at fair value through profit or loss[1]	**7,910**	4,131	**-**	-

(1) Included within this balance is $670 million (2008: $nil) provided as security over payables to other financial institutions.

	Consolidated 2009 $m	Consolidated 2008 $m	Company 2009 $m	Company 2008 $m
Note 15. Other assets				
Debtors and prepayments[1]	**4,588**	4,099	**95**	1
Security settlements[2]	**3,694**	4,682	**-**	-
Assets under operating leases[3]	**1,999**	1,508	**-**	-
Property held for sale and development[4]	**313**	232	**-**	-
Other[5]	**46**	18	**-**	-
Total other assets	**10,640**	10,539	**95**	1

(1) Included within this balance is $116 million (2008: $6 million) of debtors and prepayments provided as security over amounts payable to other financial institutions.

(2) Security settlements are receivable within three working days of the relevant trade date.

(3) Assets under operating leases are stated net of accumulated depreciation of $621 million (2008: $394 million). Included within this balance is $1,157 million (2008: $1,053 million) provided as security over payables to other financial institutions.

(4) Included within this balance is $83 million (2008: $86 million) of property held for sale and development provided as security over amounts payable to other financial institutions.

(5) Included within this balance is $8 million (2008: $nil) of other assets provided as security over amounts payable to other financial institutions.

	Consolidated 2009 $m	Consolidated 2008 $m	Company 2009 $m	Company 2008 $m
Note 16. Investment securities available for sale				
Equity securities				
Listed[1]	**272**	736	**-**	-
Unlisted	**542**	338	**-**	-
Debt securities[2][3]	**17,309**	15,380	**-**	-
Total investment securities available for sale	**18,123**	16,454	**-**	-

(1) Included within this balance is $1 million (2008: $23 million) provided as security over payables to other financial institutions.

(2) Included within this balance are debt securities of $293 million (2008: $412 million) which are recognised as a result of total return swaps which meet the pass through test of AASB 139. The consolidated entity does not have legal title to these assets but has full economic exposure to them.

(3) Includes $8,712 million (2008: $10,121 million) of Negotiable Certificates of Deposit (NCD) due from financial institutions and $238 million (2008: $368 million) of bank bills.

Notes to financial statements
for the financial year ended 31 March 2009 continued

	Consolidated 2009 $m	Consolidated 2008 $m	Company 2009 $m	Company 2008 $m
Note 17. Intangible assets				
Goodwill	**495**	376	**-**	-
Other identifiable intangible assets	**248**	118	**-**	-
Software	**16**	-	**-**	-
Total intangible assets	**759**	494	**-**	-

Reconciliation of the consolidated entity's movement in intangible assets:

	Goodwill $m	Other identifiable intangible assets $m	Software $m	Total $m
Balance at the beginning of the financial year	376	118	-	494
Acquisitions during the financial year	33	50	36	119
Reclassifications during the year[1]	(29)	28	1	-
Adjustments to purchase consideration[1]	28	3	-	31
Transferred from held for sale[2]	25	49	-	74
Disposals during the financial year	-	(1)	-	(1)
Impairment during the financial year	(3)	(2)	-	(5)
Amortisation expense for the financial year	-	(18)	(17)	(35)
Currency translation difference arising during the financial year	65	21	(4)	82
Balance at the end of the financial year	**495**	**248**	**16**	**759**

(1) These balances relate to adjustments to purchase considerations and allocations.

(2) During March 2009 Taurus Aerospace Group Inc. transferred out of assets classified as held for sale. This resulted in goodwill of $25 million and other identifiable intangible assets of $49 million transferring out of assets of disposal groups classified as held for sale.

	Consolidated 2009 $m	Consolidated 2008 $m	Company 2009 $m	Company 2008 $m
Note 18. Life investment contracts and other unit holder investment assets				
Life investment contracts and other unit holder investment assets				
Cash and due from banks	**106**	81	**-**	-
Debt securities	**714**	787	**-**	-
Units in unit trusts	**3,372**	4,640	**-**	-
Equity securities	**122**	191	**-**	-
Total life investment contracts and other unit holder investment assets	**4,314**	5,699	**-**	-

Investment assets are held to satisfy policy and unit holder liabilities, which are investment linked.

	Consolidated 2009 $m	Consolidated 2008 $m	Company 2009 $m	Company 2008 $m
Income from life investment contracts and other unit holder investment assets				
Premium income, investment revenue and management fees (note 4)	**342**	211	**-**	-
Life investment contract claims, reinsurance and changes in policy liabilities	**(266)**	(166)	**-**	-
Direct fees	**(21)**	(10)	**-**	-
Total income from life investment contracts and other unit holder investment assets (note 3)	**55**	35	**-**	-

Solvency requirements for the life investment contracts business have been met at all times during the financial year.

As at 31 March 2009, the life investment contracts business had investment assets in excess of policy holder liabilities of $2 million (2008: $10 million).

	Consolidated 2009 $m	Consolidated 2008 $m	Company 2009 $m	Company 2008 $m
Note 19. Interests in associates and joint ventures using the equity method				
Loans and investments without provisions for impairment	**3,852**	5,039	**-**	-
Loans and investments with provisions for impairment	**3,349**	766	**-**	-
Less provision for impairment	**(1,078)**	(305)	**-**	-
Loans and investments at recoverable amount	**2,271**	461	**-**	-
Total interests in associates and joint ventures using the equity method	**6,123**	5,500	**-**	-

Investments in associates and joint ventures are accounted for in the consolidated financial statements using the equity method of accounting and are carried at cost by the parent entity (refer to note 2(ii) - Summary of significant accounting policies).

The fair values of certain interests in material associates and joint ventures, for which there are public quotations, are below their carrying value by $954 million (2008: exceeded their carrying value by $199 million).

	Consolidated 2009 $m	Consolidated 2008 $m
(a) Reconciliation of movement in the consolidated entity's interests in associates and joint ventures using the equity method:		
Balance at the beginning of the financial year	**5,500**	4,071
Associates acquired/equity contributed	**1,455**	3,068
Share of pre-tax profits of associates and joint ventures	**105**	223
Share of tax expense of associates and joint ventures	**(31)**	(67)
Dividends received/receivable from associates	**(472)**	(315)
Associates disposed of	**(396)**	(936)
Investments in associates provided for/written-off	**(714)**	(300)
Foreign exchange and other adjustments	**471**	(104)
Transferred from/(to) other asset categories	**205**	(140)
Balance at the end of the financial year	**6,123**	5,500

Notes to the financial statements
for the financial year ended 31 March 2009 continued

Note 19. Interests in associates and joint ventures using the equity method continued

(b) Summarised information of interests in material associates and joint ventures is as follows:

Name of entity	Country of incorporation	Reporting date	Ownership interest 2009 %	Ownership interest 2008 %
Diversified CMBS Investments Inc.[(c)(1)]	USA	31 March	**57**	57
European Directories SA[(d)(2)]	Luxembourg	31 December	**14**	13
Macquarie AirFinance Limited[(a)]	Bermuda	31 December	**38**	34
Macquarie Airports [(a)(3)]	Australia	31 December	**21**	20
Macquarie Capital Alliance Group [(c)(3)(4)]	Australia	30 June	**-**	18
Macquarie Communications Infrastructure Group [(a)(3)]	Australia	30 June	**19**	17
Macquarie Countrywide Trust [(b)(3)]	Australia	30 June	**11**	10
Macquarie Diversified Treasury (AA) Fund[(c)]	Australia	30 June	**-**	19
Macquarie Energy Holdings LLC[(f)]	USA	31 December	**49**	-
Macquarie European Infrastructure Fund LP[(a)(3)]	UK	31 March	**5**	5
Macquarie Goodman Japan Limited[(b)(5)]	Singapore	31 March	**50**	50
Macquarie Infrastructure Group[(a)(3)]	Australia	30 June	**14**	8
Macquarie MEAG Prime REIT[(b)]	Singapore	31 December	**-**	26
Macquarie Media Group[(e)(2)]	Australia	30 June	**22**	22
Macquarie Office Trust[(b)(3)]	Australia	30 June	**14**	7
MAIP International Holdings Ltd[(a)(4)]	Bermuda	31 December	**25**	-
MEO Holdings Limited[(g)(6)(7)]	Bermuda	30 June	**59**	59
MGPA Limited[(b)(6)]	Bermuda	30 June	**56**	49
Redford Australian Investment Trust[(a)]	Australia	31 December	**27**	27

(1) Voting rights for this investment are not proportional to the ownership interest. The consolidated entity has joint control because neither the consolidated entity nor its joint investor has control in their own right.

(2) Significant influence arises due to the consolidated entity's voting power and board representation.

(3) The consolidated entity has significant influence due to its fiduciary relationship as manager of these entities.

(4) Macquarie Capital Alliance Group was delisted from the ASX and was incorporated into a new unlisted fund, MAIP International Holdings Ltd during the financial year ended 31 March 2009.

(5) The reporting date of Macquarie Goodman Japan Limited has been changed from 30 June to 31 March effective 14 May 2008.

(6) The consolidated entity has joint control because neither the consolidated entity nor its joint investor has control in their own right.

(7) The investment was reclassified from associates held for sale during the financial year ended 31 March 2009.

(a) Infrastructure
(b) Property development/ management entity
(c) Funds management and investing
(d) Directories business
(e) Media, television, gaming and internet investments
(f) Oil and gas services
(g) Metals, mining & energy

	Consolidated 2009 $m	Consolidated 2008 $m	Company 2009 $m	Company 2008 $m
(c) Contingent liabilities of associates and joint ventures are as follows:				
Share incurred jointly with other investors	**9**	1	**-**	-
For which the consolidated entity is severally liable	**96**	-	**-**	-

	Consolidated 2009 $m	Consolidated 2008 $m	Company 2009 $m	Company 2008 $m
Note 19. Interests in associates and joint ventures using the equity method continued				
(d) Financial information of interests in associates and joint ventures are as follows:				
Consolidated entity's share of:				
Assets	**18,793**	16,300	**-**	-
Liabilities	**12,307**	10,724	**-**	-
Revenues	**3,342**	1,809	**-**	-
Profit after tax	**92**	156	**-**	-
Note 20. Property, plant and equipment				
Furniture, fittings and leasehold improvements				
Cost	**745**	449	**-**	-
Less accumulated depreciation	**(262)**	(172)	**-**	-
Total furniture, fittings and leasehold improvements	**483**	277	**-**	-
Communication equipment				
Cost	**35**	33	**-**	-
Less accumulated depreciation	**(27)**	(25)	**-**	-
Total communication equipment	**8**	8	**-**	-
Computer equipment				
Cost	**374**	293	**-**	-
Less accumulated depreciation	**(282)**	(219)	**-**	-
Total computer equipment	**92**	74	**-**	-
Infrastructure assets				
Cost	**24**	17	**-**	-
Less accumulated depreciation	**(2)**	(1)	**-**	-
Total infrastructure assets	**22**	16	**-**	-
Total property, plant and equipment	**605**	375	**-**	-

Reconciliation of the movement in the consolidated entity's property, plant and equipment at their written-down value:

	Furniture, fittings and leasehold improvements $m	Communication equipment $m	Computer equipment $m	Infrastructure assets $m	Total $m
Balance at the beginning of the financial year	**277**	**8**	**74**	**16**	**375**
Acquisitions	**197**	**3**	**81**	**28**	**309**
Disposals	**(7)**	**-**	**(10)**	**(31)**	**(48)**
Reclassification[(1)]	**59**	**-**	**-**	**-**	**59**
Foreign exchange movements	**52**	**1**	**7**	**9**	**69**
Depreciation expense	**(95)**	**(4)**	**(60)**	**-**	**(159)**
Balance at the end of the financial year	**483**	**8**	**92**	**22**	**605**

(1) From March 2009 Taurus Aerospace Group Inc, a wholly owned subsidiary of the consolidated entity, was transferred out of held for sale, resulting in $59 million transferring into property, plant and equipment.

Included in the balance of property, plant and equipment are assets pledged as security over payables to other financial institutions. The terms preclude these assets from being sold or being used as security for further liabilities without the permission of the financial institution. The carrying value of assets pledged is $178 million (2008: $nil).

Notes to financial statements
for the financial year ended 31 March 2009 continued

	Consolidated 2009 $m	Consolidated 2008 $m	Company 2009 $m	Company 2008 $m
Note 21. Investments in subsidiaries				
Investments at cost without provision for impairment	-	-	**7,691**	23,512
Investments at cost with provisions for impairment	-	-	**16,863**	-
Less provisions for impairment	-	-	**(13,163)**	-
Investments at recoverable amount	-	-	**3,700**	-
Total investments in subsidiaries	-	-	**11,391**	23,512

The material subsidiaries of the Company, based on contribution to the consolidated entity's profit from ordinary activities, the size of the investment made by the Company or the nature of the activities conducted by the subsidiary, are:

- Diversified CMBS Australia Holdings Pty Limited
- Infrastructure Investment No. 2 Limited (Cayman Islands)
- M&I Debt Investments Pty Limited
- Macquarie Funding Holdings Inc (United States)
- Macquarie Acceptances Limited
- Macquarie Africa (Proprietary) Limited (South Africa)
- Macquarie Airports Management Limited
- Macquarie Alternative Assets Management Limited
- Macquarie Americas Corp (United States)
- Macquarie Americas Holdings Pty Limited
- Macquarie Asia Real Estate Management Limited
- Macquarie Australia Securities Limited
- Macquarie B.H. Pty Limited
- Macquarie Bank International Limited (United Kingdom)
- Macquarie Bank Limited
- Macquarie Capital (Hong Kong) Limited (Hong Kong)
- Macquarie Capital Advisers Limited
- Macquarie Capital Alliance Management Limited
- Macquarie Capital Funding L.P. (Jersey)
- Macquarie Capital Funds (Europe) Limited (formerly Macquarie Investment Management (UK) Limited) (United Kingdom)
- Macquarie Capital Funds Limited
- Macquarie Capital Group Limited
- Macquarie Capital International Holdings Pty Limited
- Macquarie Capital Loans Management Limited
- Macquarie CLO Investments No.1 Pty Limited
- Macquarie Commercial Real Estate Debt Fund GP Limited (Cayman Islands)
- Macquarie Communications Infrastructure Management Limited
- Macquarie Corporate Finance Limited
- Macquarie Countrywide Management Limited
- Macquarie CPS Management Limited
- Macquarie Direct Property Management Limited
- Macquarie Dynamic Management Pty Limited
- Macquarie Equities (US) Holdings Pty Limited
- Macquarie Equity Capital Markets Limited
- Macquarie Finance Korea Co Limited (formerly Macquarie Capital Korea Co Limited)
- Macquarie Finance Limited
- Macquarie Financial Holdings Limited
- Macquarie Financial Products Management Limited
- Macquarie Funds Management Holdings Pty Limited
- Macquarie Global Debt Investments No.1 Pty Limited
- Macquarie Global Finance Services (Mauritius) Limited (Mauritius)
- Macquarie Global Investments (UK) Limited (United Kingdom)
- Macquarie Group Services Australia Pty Limited
- Macquarie Holdings (USA) Inc. (United States)

Note 21. Investments in subsidiaries continued

- Macquarie Hong Kong Finance Limited (Cayman Islands)[1]
- Macquarie Inc (United States)
- Macquarie Infrastructure Investment Management Limited
- Macquarie Infrastructure Management (Asia) Pty Limited
- Macquarie Infrastructure Management (USA) Inc (United States)
- Macquarie International Finance Limited
- Macquarie Investment Holdings No.2 Pty Limited
- Macquarie Investment Management Limited
- Macquarie Investment Services Limited
- Macquarie Investments (UK) Limited (United Kingdom)
- Macquarie Investments Australia Pty Limited
- Macquarie Leisure Management Limited
- Macquarie Managed Investments Limited
- Macquarie Pastoral Management Limited
- Macquarie Principal Pty Limited
- Macquarie Property Investment Management 2 Limited
- Macquarie Property Investment Management 5 Limited
- Macquarie Property Investment Management 6 Limited
- Macquarie Real Estate Korea Limited (Korea)
- Macquarie Securities (Australia) Limited (formerly Macquarie Capital Securities (Australia) Limited)
- Macquarie Securities South Africa (Proprietary) Limited (South Africa)
- Macquarie Securitisation (Hong Kong) Limited (Hong Kong)
- Macquarie Securitisation Limited
- Macquarie Specialised Asset Management 2 Limited
- Macquarie Specialised Asset Management Limited

Note: All entities are incorporated in Australia unless otherwise stated.
Overseas subsidiaries carry on business predominantly in their place of incorporation, unless otherwise stated.
Beneficial interest in all entities is 100 per cent.
All entities have a 31 March reporting date.

(1) Incorporated in the Cayman Islands with business carried on predominantly in Hong Kong.

Notes to financial statements
for the financial year ended 31 March 2009 continued

	Consolidated 2009 $m	Consolidated 2008 $m	Company 2009 $m	Company 2008 $m
Note 22. Deferred income tax assets/(liabilities)				
The balance comprises temporary differences attributable to:				
Provisions and accrued expenses	**1,217**	904	**-**	1
Tax losses	**511**	70	**368**	-
Tax effect of reserves	**104**	(81)	**-**	-
Set-off of deferred tax liabilities	**(646)**	(175)	**-**	-
Total deferred income tax assets	**1,186**	718	**368**	1
Financial instruments	**(498)**	(172)	**-**	-
Investments in subsidiaries, associates and joint ventures	**(143)**	(154)	**-**	-
Fixed assets	**(9)**	30	**-**	-
Set-off of deferred tax assets	**646**	175	**-**	-
Total deferred income tax liabilities	**(4)**	(121)	**-**	-
Net deferred income tax assets	**1,182**	597	**368**	1

Potential tax assets of approximately $52 million (2008: $68 million) attributable to tax losses carried forward by subsidiaries have not been brought to account in the subsidiaries and in the consolidated entity as the Directors do not believe the realisation of the tax assets is probable.

The principles of the balance sheet method of tax effect accounting have been adopted whereby the income tax expense for the financial year is the tax payable on the current period's taxable income adjusted for changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements and unused tax losses. Deductible temporary differences and tax losses give rise to deferred tax assets. Deferred tax assets are not recognised unless the benefit is probable of realisation.

The deferred tax assets have been applied against deferred tax liabilities to the extent that they are expected to be realised in the same period within the same tax paying entity.

	Consolidated 2009 $m	Consolidated 2008 $m	Company 2009 $m	Company 2008 $m
Note 23. Non-current assets and disposal groups classified as held for sale				
Non current assets and assets of disposal groups classified as held for sale				
Associates	**35**	582	**-**	-
Other non-current assets[1]	**56**	74	**-**	-
Assets of disposal groups classified as held for sale[2] [3]	**446**	311	**-**	-
Total non-current assets and assets of disposal groups classified as held for sale	**537**	967	**-**	-
Liabilities of disposal groups classified as held for sale				
Total liabilities of disposal groups classified as held for sale[3]	**328**	215	**-**	-

[1] Included within this balance are assets with a carrying value of $10 million (2008: $nil) provided as security over payables to other financial institutions.

[2] Included within this balance are assets with a carrying value of $nil (2008: $243 million) provided as security over payables to other financial institutions.

[3] The balance at 31 March 2009 represents the assets and liabilities of Macquarie International Investments Holdings L.P. & Cies S.E.N.C.

The balance at 31 March 2008 represents the assets and liabilities of Taurus Aerospace Group Inc. and Longview Oil and Gas.

All of the above non-current assets and assets/liabilities of disposal groups classified as held for sale are expected to be disposed of by way of trade sale, sale to a Macquarie managed fund, or sale to other investors within twelve months of being classified as held for sale unless events or circumstances occur that are beyond the control of the consolidated entity, and the consolidated entity remains committed to its plan to sell the assets.

(a) Summarised information of material associates and joint ventures classified as held for sale is as follows:

Name of entity	Country of incorporation	Reporting date	Ownership interest 2009 %	2008 %
US Senior Living Trust[a]	USA	31 December	**50**	50
International Infrastructure Holdings Limited[b][1]	Australia	31 December	**-**	25
MEO Holdings Limited[c][1][2]	Bermuda	30 June	**-**	59
New World Gaming Partners Holdings British Columbia Limited[d][1]	Canada	31 December	**-**	50

All associates and joint ventures classified as held for sale are unlisted companies.

Voting power is equivalent to ownership interest unless otherwise stated.

[1] The consolidated entity's interest in this entity was reclassified from held for sale to interests in associates and joint ventures during the financial year.

[2] The consolidated entity has joint control because neither the consolidated entity nor its joint investor has control in their own right.

[a] Retirement homes

[b] *Infrastructure*

[c] Offshore marine support operations

[d] Gambling infrastructure

Notes to financial statements
for the financial year ended 31 March 2009 continued

	Consolidated 2009 $m	Consolidated 2008 $m	Company 2009 $m	Company 2008 $m
Note 23. Non-current assets and disposal groups classified as held for sale continued				
(b) For associates and joint ventures classified as held for sale, the consolidated entity's share of contingent liabilities, is as follows:				
Share incurred jointly with other investors	-	-	-	-
For which the consolidated entity is severally liable	-	-	-	-
(c) For associates and joint ventures classified as held for sale, financial information is as follows:				
Consolidated entity's share of:				
Assets	**61**	1,263	-	-
Liabilities	**37**	870	-	-
Revenues	**12**	79	-	-
Profit/(loss) after tax	**1**	(53)	-	-
Note 24. Due to banks				
OECD banks	**9,505**	8,537	**7,393**	4,864
OECD central banks	-	131	-	-
Clearing houses[1]	**90**	373	-	-
Other	**2,263**	1,000	-	-
Total due to banks	**11,858**	10,041	**7,393**	4,864

(1) Amounts due to clearing houses are settled on the next business day.

	Consolidated 2009 $m	Consolidated 2008 $m	Company 2009 $m	Company 2008 $m
Note 25. Cash collateral on securities lent and repurchase agreements				
Central banks	**729**	317	-	-
Governments	**101**	68	-	-
Financial institutions	**3,067**	12,397	-	-
Other	**56**	999	-	-
Total cash collateral on securities lent and repurchase agreements	**3,953**	13,781	-	-
Note 26. Trading portfolio liabilities				
Equity securities				
Listed	**2,059**	6,858	-	-
Unlisted	-	746	-	-
Commonwealth government securities	**78**	4,053	-	-
Other government securities	**12**	154	-	-
Corporate securities	**12**	14	-	-
Total trading portfolio liabilities	**2,161**	11,825	-	-
Note 27. Debt issued at amortised cost				
Debt issued at amortised cost[1]	**48,270**	57,115	-	-
Total debt issued at amortised cost	**48,270**	57,115	-	-

(1) Included within this balance are amounts payable to SPE note holders of $20,131 million (2008: $23,958 million).

The consolidated entity has not had any defaults of principal, interest or other breaches with respect to its debt during the periods reported.

	Consolidated 2009 $m	Consolidated 2008 $m	Company 2009 $m	Company 2008 $m
Note 28. Other financial liabilities at fair value through profit or loss				
Debt issued at fair value	**2,265**	254	**-**	-
Equity linked notes	**3,938**	6,034	**-**	-
Total other financial liabilities at fair value through profit or loss	**6,203**	6,288	**-**	-
Reconciliation of debt issued at amortised cost and other financial liabilities at fair value through profit or loss by major currency:				
Australian dollars	**27,227**	42,143	**-**	-
United States dollars	**16,416**	7,730	**-**	-
Euro	**4,155**	5,170	**-**	-
Canadian dollars	**3,607**	2,547	**-**	-
Great British pounds	**905**	2,133	**-**	-
Japanese yen	**683**	1,624	**-**	-
Hong Kong dollars	**626**	896	**-**	-
Singapore dollars	**492**	621	**-**	-
South African rand	**171**	20	**-**	
Other currencies	**191**	519	**-**	-
Total by currency	**54,473**	63,403	**-**	-

The consolidated entity's primary sources of domestic and international debt funding is its multi-currency, multi-jurisdictional Debt Instrument Program and domestic NCD issuance. Securities can be issued for terms varying from 1 day to 30 years.

	Consolidated 2009 $m	Consolidated 2008 $m	Company 2009 $m	Company 2008 $m
Note 29. Other liabilities				
Due to brokers and customers[1]	**4,629**	5,016	**-**	-
Creditors	**3,464**	3,010	**-**	-
Accrued charges and sundry provisions	**2,054**	3,993	**-**	-
Other	**195**	191	**-**	-
Total other liabilities	**10,342**	12,210	**-**	-

[1] Amounts due to brokers and customers are payable within three working days of the relevant trade date.

	Consolidated 2009 $m	Consolidated 2008 $m	Company 2009 $m	Company 2008 $m
Note 30. Provisions				
Provision for annual leave	**94**	78	**-**	-
Provision for long service leave	**66**	64	**-**	-
Provision for other employee entitlements	**12**	8	**-**	-
Provision for dividends	**17**	29	**-**	-
Total provisions	**189**	179	**-**	-

Notes to the financial statements
for the financial year ended 31 March 2009 continued

Note 31. Capital management strategy

The Company and consolidated entity's capital management strategy is to maximise shareholder value through optimising the level and use of capital resources, whilst also providing the flexibility to take advantage of opportunities as they may arise.

The consolidated entity's capital management objectives are to:

- Continue to support the consolidated entity's credit rating;
- Ensure sufficient capital resource to support the consolidated entity's business and operational requirements;
- Maintain sufficient capital to exceed externally imposed capital requirements; and
- Safeguard the consolidated entity's ability to continue as a going concern.

The consolidated entity's capital management strategy uses both the internal and external measures of capital. Internally, an economic capital model (ECM) has been developed to quantify consolidated entity's aggregate level of risk. The ECM is used in the consolidated entity to support business decision making, including deciding the required level of capital, the setting of risk appetite and as a risk adjusted performance measure.

The consolidated entity is subject to minimum capital requirements externally imposed by APRA and on 1 January 2008, a subsidiary of the Company, MBL, was granted accreditation by APRA to adopt the Basel II Foundation Internal Ratings Based Approach for credit risk and the Advanced Measurement Approach for operational risk. Prior to 1 January 2008, the consolidated entity reported to APRA under the prudential requirements referred to as Basel I.

Regulatory capital requirements are measured at three levels of consolidation within the consolidated entity. MBL and certain subsidiaries which meet the APRA definition of extended licensed entities are reported as "Level 1". "Level 2" consists of MBL, its subsidiaries and its immediate parent less certain subsidiaries of MBL which are deconsolidated for APRA reporting purposes. These include entities conducting insurance, funds management, non-financial operations and special purpose vehicles. "Level 3" consists of Level 2 group plus the Non-Banking Group. APRA requires ADIs to have a minimum ratio of capital to risk weighted assets (RWAs) of 8 per cent at both Level 1 and Level 2, with at least 4 per cent of this capital in the form of Tier 1 capital. In addition, APRA imposes ADI specific minimum capital ratios which may be higher than these levels. Macquarie internal capital policy set by the Board requires capital floors above this regulatory required level. Under the Non-Operating Holding Company structure, APRA has imposed minimum regulatory capital requirements calculated as the sum of the dollar value of:

- MBL's minimum Tier 1 capital requirement, based on a percentage of RWAs plus Tier 1 deductions using prevailing APRA ADI Prudential Standards; and
- The non-ADI group capital requirement, using the consolidated entity's ECM. Transactions internal to the consolidated entity are excluded.

The overall Level 3 capital position is reported as an excess over the regulatory imposed minimum capital adequacy requirement.

The consolidated entity's Level 3 eligible capital is defined by APRA as Group Capital (ordinary equity plus reserves plus hybrids) less regulatory adjustments required for the Banking Group, less certain reserves of the Non-Banking Group.

The consolidated entity has satisfied its externally imposed capital requirements at Level 1, Level 2 and Level 3 throughout the year.

Note 32. Loan capital

Macquarie Convertible Preference Securities

In July 2008, Macquarie CPS Trust, a subsidiary of the Company issued six million Macquarie Convertible Preference Securities (Macquarie CPS) at face value of $100 each. These instruments are non-cumulative and unsecured and may be resold, mandatorily converted into Macquarie ordinary shares (subject to certain conditions being satisfied) or redeemed on 30 June 2013. The CPS bear fixed-rate coupons at 11.095 per cent per annum, paid semi-annually until 30 June 2013, whereby a floating rate will apply.

Subordinated debt

Agreements between the consolidated entity and the lenders provide that, in the event of liquidation, entitlement of such lenders to repayment of the principal sum and interest thereon is and shall at all times be and remain subordinated to the rights of all other present and future creditors of the consolidated entity.

The dates upon which the consolidated entity has committed to repay the principal sum to the lenders are as follows:

	Consolidated 2009 $m	Consolidated 2008 $m	**Company 2009 $m**	Company 2008 $m
At call	**6**	6	**-**	-
30 March 2009	**-**	7	**-**	-
15 September 2009	**3**	-	**-**	-
2 May 2013	**-**	25	**-**	-
20 June 2013	**-**	346	**-**	-
30 June 2013	**600**	-	**-**	-
15 September 2014	**301**	301	**-**	-
18 September 2015	**489**	383	**-**	-
19 September 2016	**176**	372	**-**	-
6 December 2016	**667**	605	**-**	-
31 May 2017	**305**	305	**-**	-
Total subordinated debt and Macquarie Convertible Preference Securities[1]	**2,547**	2,350	**-**	-
Reconciliation of subordinated debt by major currency:				
Euro	**668**	951	**-**	-
Australian dollars	**968**	569	**-**	-
Great British pounds	**413**	434	**-**	-
United States dollars	**492**	383	**-**	-
Canadian dollars	**6**	13	**-**	-
Total subordinated debt and Macquarie Convertible Preference Securities by currency[1]	**2,547**	2,350	**-**	-

(1) Balance excludes $9 million (2008: $nil) of directly attributable costs related to the issue of Macquarie CPS.

The consolidated entity has not had any defaults of principal, interest or other breaches with respect to its loan capital during the period reported.

The carrying value of subordinated debt at fair value through profit or loss at 31 March 2009 was $236 million lower than the contractual amount at maturity as credit risk was factored into the determination of fair value.

In accordance with APRA guidelines, Macquarie Bank Limited, a subsidiary, includes the applicable portion of its loan capital principal as Tier 2 capital.

Notes to financial statements
for the financial year ended 31 March 2009 continued

	Consolidated 2009 Number of shares	Consolidated 2008 Number of shares	Consolidated 2009 $m	Consolidated 2008 $m
Note 33. Contributed equity				
Ordinary share capital				
Opening balance of fully paid ordinary shares	**274,570,840**	253,941,205	**4,534**	3,103
Issue of 8,620,690 ordinary shares on 21 May 2007 at $87.00 per share	**-**	8,620,690	**-**	745
On-market purchase of shares pursuant to the Macquarie Bank Staff Share Acquisition Plan (MBSSAP) and Non-Executive Director Share Acquisition Plan (NEDSAP) at $88.67 per share	**-**	(313,615)	**-**	(28)
Allocation of shares to employees pursuant to the MBSSAP and NEDSAP at $88.67 per share	**-**	313,615	**-**	28
On-market purchase of shares pursuant to the Macquarie Group Staff Share Acquisition Plan (MGSSAP) and NEDSAP at $75.99 per share	**-**	(12,664)	**-**	(1)
Allocation of shares to employees pursuant to the MGSSAP and NEDSAP at $75.99 per share	**-**	12,664	**-**	1
On-market purchase of 20,919 shares pursuant to the MGSSAP at $47.52 per share	**(20,919)**	-	**(1)**	-
Allocation of 20,919 shares to employees pursuant to the MGSSAP at $47.52 per share	**20,919**	-	**1**	-
On-market purchase of 4,028 shares pursuant to the NEDSAP at $50.96 per share	**(4,028)**	-	**-**	-
Allocation of 4,028 shares to employees pursuant to the NEDSAP at $50.96 per share	**4,028**	-	**-**	-
On-market purchase of 126,446 shares pursuant to the MGSSAP at $50.96 per share	**(126,446)**	-	**(6)**	-
Allocation of 126,446 shares to employees pursuant to the MGSSAP at $50.96 per share	**126,446**	-	**6**	-
On-market purchase of 6,874 shares pursuant to the NEDSAP at $28.35 per share	**(6,874)**	-	**-**	-
Allocation of 6,874 shares to employees pursuant to the NEDSAP at $28.35 per share	**6,874**	-	**-**	-
Issue of 603,028 shares on 2 July 2008 pursuant to the MGSSAP at $56.40 per share	**603,028**	-	**34**	-
Issue of 9,590 shares on 8 December 2008 pursuant to the MGSSAP at $25.61 per share	**9,590**	-	**-**	-
Issue of shares on exercise of options	**2,638,177**	7,260,989	**81**	263
Issue of shares on 25 June 2007 pursuant to the Share Purchase Plan at $87.00 per share	**-**	912,076	**-**	79
Issue of shares on 11 January 2008 pursuant to the Employee Share Plan (ESP) effectively at $70.39 per share	**-**	24,290	**-**	2
Issue of shares at 19 January 2009 pursuant to the ESP effectively at $29.36 per share	**48,348**	-	**1**	-
Issue of shares on 4 July 2007 pursuant to the Dividend Reinvestment Plan (DRP) at $86.44 per share	**-**	2,146,392	**-**	185
Issue of shares on 30 January 2008 pursuant to the DRP at $68.38 per share	**-**	1,665,095	**-**	114
Issue of shares on 22 February 2008 pursuant to the DRP at $68.38 per share	**-**	103	**-**	-
Issue of 3,077,178 shares on 4 July 2008 pursuant to the DRP at $50.95 per share	**3,077,178**	-	**157**	-
Issue of 2,287,266 shares on 19 December 2008 pursuant to the DRP at $29.06 per share	**2,287,266**	-	**66**	-
Issue of 196,573 shares on retraction of exchangeable shares at $80.30 per share	**196,573**	-	**16**	-
Issue of 7,000 shares on 31 December 2008 for nil cash consideration pursuant to the retention agreements entered into with key Orion Financial Inc employees	**7,000**	-	**-**	-
Transfer from share based payments reserve for expensed options that have been exercised	**-**	-	**17**	43
Closing balance of fully paid ordinary shares	**283,438,000**	274,570,840	**4,906**	4,534

As at 31 March 2009, 51,675,990 (2008: 39,035,761) options granted to employees over unissued ordinary shares had not been exercised. For further information regarding the terms and conditions of the issue of options and shares to employees refer to note 38 - Employee equity participation. Disclosures regarding the Company's DRP are included in note 7 - Dividends paid and distributions paid or provided.

	Company 2009 Number of shares	Company 2008 Number of shares	Company 2009 $m	Company 2008[1] $m
Note 33. Contributed equity continued				
Ordinary share capital				
Opening balance of fully paid ordinary shares	**274,570,840**	2	**7,364**	-
Redemption of share capital via reverse acquisition on 13 November 2007 (note 1)	**-**	(2)	**-**	-
Issue of ordinary shares to Macquarie Bank Limited shareholders on a one-for-one basis on 13 November 2007 (note 1)	**-**	271,086,657	**-**	23,982
On-market purchase of shares pursuant to the MGSSAP and NEDSAP at $75.99 per share	**-**	(12,664)	**-**	(1)
Allocation of shares to employees pursuant to the MGSSAP and NEDSAP at $75.99 per share	**-**	12,664	**-**	1
On-market purchase of 20,919 shares pursuant to the MGSSAP at $47.52 per share	**(20,919)**	-	**(1)**	-
Allocation of 20,919 shares to employees pursuant to the MGSSAP at $47.52 per share	**20,919**	-	**1**	-
On-market purchase of 4,028 shares pursuant to the NEDSAP at $50.96 per share	**(4,028)**	-	**-**	-
Allocation of 4,028 shares to employees pursuant to the NEDSAP at $50.96 per share	**4,028**	-	**-**	-
On-market purchase of 126,446 shares pursuant to the MGSSAP at $50.96 per share	**(126,446)**	-	**(6)**	-
Allocation of 126,446 shares to employees pursuant to the MGSSAP at $50.96 per share	**126,446**	-	**6**	-
On-market purchase of 6,874 shares pursuant to the NEDSAP at $28.35 per share	**(6,874)**	-	**-**	-
Allocation of 6,874 shares to employees pursuant to the NEDSAP at $28.35 per share	**6,874**	-	**-**	-
Issue of 603,028 shares on 2 July 2008 pursuant to the MGSSAP at $56.40 per share	**603,028**	-	**34**	-
Issue of 9,590 shares on 8 December 2008 pursuant to the MGSSAP at $25.61 per share	**9,590**	-	**-**	-
Issue of shares on exercise of options	**2,638,177**	1,794,695	**81**	68
Issue of shares on 11 January 2008 pursuant to the ESP effectively at $70.39 per share	**-**	24,290	**-**	2
Issue of shares on 19 January 2009 pursuant to the ESP effectively at $29.36 per share	**48,348**	-	**1**	-
Issue of shares on 30 January 2008 pursuant to the DRP at $68.38 per share	**-**	1,665,095	**-**	114
Issue of shares on 22 February 2008 pursuant to the DRP at $68.38 per share	**-**	103	**-**	-
Issue of 3,077,178 shares on 4 July 2008 pursuant to the DRP at $50.95 per share	**3,077,178**	-	**157**	-
Issue of 2,287,266 shares on 19 December 2008 pursuant to the DRP at $29.06 per share	**2,287,266**	-	**66**	-
Issue of 196,573 shares on retraction of exchangeable shares at in the range of $16.98 to $55.99 per share	**196,573**	-	**9**	-
Issue of 7,000 shares on 31 December 2008 for nil cash consideration pursuant to the retention agreements entered into with key Orion Financial Inc employees	**7,000**	-	**-**	-
Transfer from share based payments reserve for expensed options that have been exercised	**-**	-	**17**	14
Restatement of cost of investment in MBL (note 2(i))	**-**	-	**-**	(16,816)
Closing balance of fully paid ordinary shares	**283,438,000**	274,570,840	**7,729**	7,364

[1] Prior year comparatives for the Company have been restated for the effect of early adopting AASB 2008-7. Refer to note 2(i) - Summary of significant accounting policies.

On 13 November 2007, the date of the implementation of the Macquarie Group Restructure, MBL shareholders received shares in MGL on a one-for-one basis (with the exception of ineligible foreign shareholders). This resulted in the issue of 271,086,657 MGL ordinary shares.

Notes to financial statements
for the financial year ended 31 March 2009
continued

	Consolidated 2009 $m	Consolidated 2008 $m	Company 2009 $m	Company 2008 $m
Note 33. Contributed equity continued				
Treasury shares	**(2)**	(12)	**-**	-
Exchangeable shares				
Balance at the beginning of the financial year	**133**	-	**-**	-
Issue of 1,659,504 exchangeable shares at $80.30 per share, exchangeable to shares in Macquarie Group Limited on a one-for-one basis	**-**	133	**-**	-
Retraction of 196,573 exchangeable shares at $80.30 per share, exchangeable to shares in Macquarie Group Limited on a one-for-one basis	**(16)**	-	**-**	-
Cancellation of 12,347 exchangeable shares at $80.30 per share	**(1)**	-	**-**	-
Total exchangeable shares at the end of the financial year	**116**	133	**-**	-

The exchangeable shares were issued by a subsidiary in November 2007 as cash consideration for the acquisition of Orion Financial Inc and are classified as equity in accordance with AASB 132 *Financial Instruments: Presentation*. They are eligible to be exchanged on a one-for-one basis for shares in Macquarie Group Limited (subject to staff trading restrictions) or cash at the Company's discretion and will pay dividends equal to the Macquarie Group Limited dividends during their legal life. The exchangeable shares will expire in November 2017 and carry no Macquarie Group Limited voting rights.

	Consolidated 2009 $m	Consolidated 2008 $m	Company 2009 $m	Company 2008 $m [1]
Note 34. Reserves, retained earnings and minority interests				
Reserves				
Foreign currency translation reserve				
Balance at the beginning of the financial year	**(19)**	1	-	-
Currency translation differences arising during the financial year, net of hedge	**(15)**	(20)	-	-
Balance at the end of the financial year	**(34)**	(19)	-	-
Available for sale reserve				
Balance at the beginning of the financial year	**223**	228	-	-
Revaluation movement for the financial year, net of tax	**(294)**	33	-	-
Transfer to income statement for impairment	**118**	-	-	-
Transfer to profit on realisation	**(50)**	(38)	-	-
Balance at the end of the financial year	**(3)**	223	-	-
Share-based payments reserve				
Balance at the beginning of the financial year	**227**	144	**42**	-
Option expense for the financial year	**128**	126	-	-
Options issued to subsidiary employees (note 36)	-	-	**128**	56
Transfer to share capital on exercise of expensed options	**(17)**	(43)	**(17)**	(14)
Balance at the end of the financial year	**338**	227	**153**	42
Cash flow hedging reserve				
Balance at the beginning of the financial year	**34**	10	-	-
Revaluation movement for the financial year, net of tax	**(251)**	24	-	-
Balance at the end of the financial year	**(217)**	34	-	-
Share of reserves of associates and joint ventures using the equity method				
Balance at the beginning of the financial year	**(9)**	(3)	-	-
Share of reserves during the financial year	**(58)**	(6)	-	-
Balance at the end of the financial year	**(67)**	(9)	-	-
Total reserves at the end of the financial year	**17**	456	**153**	42

[1] Prior year comparatives for the Company have been restated for the effect of early adopting AASB 2008-7. Refer to note 2(i) - Summary of significant accounting policies.

Notes to financial statements
for the financial year ended 31 March 2009
continued

	Consolidated 2009 $m	Consolidated 2008 $m	Company 2009 $m	Company 2008 $m [4]
Note 34. Reserves, retained earnings and minority interests continued				
Retained earnings				
Balance at the beginning of the financial year	**3,718**	2,795	**16,231**	-
Profit/(loss) attributable to ordinary equity holders of Macquarie Group Limited	**871**	1,803	**(12,328)**	16,627
Dividends paid on ordinary share capital (note 7)	**(962)**	(880)	**(957)**	(396)
Balance at the end of the financial year	**3,627**	3,718	**2,946**	16,231
Minority interests				
Macquarie Income Preferred Securities[1]				
Proceeds on issue of Macquarie Income Preferred Securities	**894**	894	**-**	-
Less issue costs	**(10)**	(10)	**-**	-
	884	884	**-**	-
Less securities financed[2]	**(382)**	-	**-**	-
	502	884	**-**	-
Current year profit	**45**	50	**-**	-
Distribution provided on Macquarie Income Preferred Securities	**(45)**	(50)	**-**	-
Foreign currency translation reserve	**(104)**	(132)	**-**	-
Total Macquarie Income Preferred Securities	**398**	752	**-**	-
Macquarie Income Securities[3]				
4,000,000 Macquarie Income Securities of $100 each	**400**	400	**-**	-
Less costs for original placement	**(9)**	(9)	**-**	-
Total Macquarie Income Securities	**391**	391	**-**	-
Other minority interests				
Ordinary share capital	**57**	84	**-**	-
Preference share capital	**5**	6	**-**	-
Foreign currency translation reserve	**8**	-	**-**	-
Accumulated profits/(losses)	**37**	(1)	**-**	-
Total other minority interests	**107**	89	**-**	-
Total minority interests	**896**	1,232	**-**	-

(1) On 22 September 2004, Macquarie Capital Funding LP, a subsidiary of the Company, issued £350 million of MIPS. MIPS – guaranteed non-cumulative step-up perpetual preferred securities – currently pay a 6.177 per cent semi-annual non-cumulative fixed rate distribution. They are perpetual securities and have no fixed maturity but may be redeemed on 15 April 2020, at MGL's discretion. If redemption is not elected on this date, the distribution rate will be reset to 2.35 per cent per annum above the then five-year benchmark sterling gilt rate. MIPS may be redeemed on each fifth anniversary thereafter at MGL's discretion. The first coupon was paid on 15 April 2005. The instruments are reflected in the consolidated entity's financial statements as a minority interest, with distribution entitlements being included with the minority interest share of profit after tax.

(2) On 10 February 2009, Macquarie Hong Kong Finance Limited, a subsidiary of the Company, financed another subsidiary (Macquarie Capital Finance (Dubai) Limited) to acquire a portion of the MIPS. The financing arrangement is accounted for as a reduction of minority interest equity.

(3) The Macquarie Income Securities issued by MBL, a subsidiary, were listed for trading on the Australian Stock Exchange (now Australian Securities Exchange) on 19 October 1999 and became redeemable (in whole or in part) at MBL's discretion on 19 November 2004. Interest is paid quarterly at a floating rate of BBSW plus 1.7 per cent p.a. Payment of interest to holders is subject to certain conditions, including the profitability of MBL. They are a perpetual instrument with no conversion rights.

These instruments are classified as equity in accordance with AASB 132: *Financial Instruments: Presentation* and reflected in the consolidated entity's financial statements as minority interest, with distribution entitlements being included with minority interests' share of profit after tax.

Distribution policies for these instruments are included in note 7 to the financial statements.

(4) Prior year comparatives for the Company have been restated for the effect of early adopting AASB 2008-7. Refer to note 2(i) - Summary of significant accounting policies.

	Consolidated 2009 $m	Consolidated 2008 $m	Company 2009 $m	Company 2008 $m
Note 35. Notes to the cash flow statements				
Reconciliation of cash and cash equivalents				
Cash and cash equivalents at the end of the financial year as shown in the cash flow statements is reconciled to related items in the balance sheet as follows:				
Cash and balances with central banks	**141**	7	**-**	-
Due from other financial institutions			**-**	
Due from banks[1]	**12,208**	10,090	**-**	-
Trading securities[2]	**12,146**	10,718	**-**	-
Cash and cash equivalents at the end of the financial year	**24,495**	20,815	**-**	-
Reconciliation of profit/(loss) from ordinary activities after income tax to net cash flows from operating activities				
Profit/(loss) from ordinary activities after income tax	**974**	1,888	**(12,328)**	16,627
Adjustments to profit/(loss) from ordinary activities				
Accretion of interest on available for sale financial assets	**(617)**	(548)	**-**	-
Amortisation of capitalised software and other identifiable intangible assets	**35**	25	**-**	-
Depreciation on assets under operating leases	**283**	180	**-**	-
Depreciation on property, plant and equipment	**159**	120	**-**	-
Dividends received from associates	**472**	315	**-**	-
Fair value changes on available for sale financial assets transferred to income statement on realisation	**(50)**	(38)	**-**	-
Fair value changes on financial assets and liabilities at fair value through profit or loss	**(61)**	37	**-**	-
Gain on acquiring, disposing, and change in ownership interest in subsidiaries and businesses held for sale	**(323)**	(293)	**-**	-
Impairment charge on disposal groups held for sale	**192**	-	**-**	-
Impairment charge on associates and joint ventures	**714**	300	**-**	-
Impairment charge on investment securities available for sale	**306**	120	**-**	-
Impairment charge on subsidiaries	**-**	-	**13,163**	-
Impairment charge on non-financial assets	**75**	-	**-**	-
Loss/(gain) on disposal of property, plant and equipment	**16**	(19)	**-**	-
Net gains on sale of associates (including associates held for sale) and joint ventures	**(81)**	(560)	**-**	-
Net gains on sale of investment securities available for sale	**(143)**	(123)	**-**	-
Provisions for impairment on loan assets and other receivables	**509**	115	**-**	-
Share based payment expense	**128**	126	**-**	-
Share of net profits of associates and joint ventures using the equity method	**(74)**	(156)	**-**	-
Changes in assets and liabilities				
Decrease in dividends receivable	**47**	1	**-**	-
Decrease/(increase) in amount due from subsidiaries under tax contribution agreement	**-**	-	**334**	(119)
Decrease/(increase) in fees and commissions receivable	**110**	(192)	**-**	-
(Decrease)/increase in fees and commissions payable	**(57)**	(2)	**-**	-
Increase/(decrease) in current tax liabilities	**10**	170	**(134)**	49
Increase in deferred tax assets	**(211)**	(261)	**(367)**	(1)
(Decrease)/Increase in deferred tax liabilities	**(117)**	43	**-**	-
Decrease/(increase) in interest receivable	**274**	(256)	**-**	-
(Decrease)/increase in interest payable	**(8)**	93	**-**	17
Increase in provisions for employment entitlements	**8**	28	**-**	-
Decrease/(increase) in loan assets granted	**3,553**	(6,675)	**3,231**	(13,767)
(Decrease)/increase in loan payable to a subsidiary	**-**	-	**(5,000)**	8,800
(Increase)/decrease in debtors, prepayments, accrued charges and creditors	**(3,625)**	210	**(1)**	(1)
Decrease in financial instruments, foreign exchange and commodities	**4,432**	6,069	**-**	-
(Decrease)/increase in amounts due to other financial institutions, deposits and other borrowings	**(1,555)**	16,984	**2,633**	4,847
(Increase)/decrease in life investment contract receivables	**(250)**	910	**-**	-
Net cash flows from operating activities	**5,125**	18,611	**1,531**	16,452

(1) Includes cash at bank, overnight cash at bank, other loans to banks and amounts due from clearing houses as per note 2(xxii).

(2) Includes certificates of deposit, bank bills and other short-term debt securities as per note 2(xxii).

Notes to financial statements
for the financial year ended 31 March 2009
continued

	Consolidated 2009 $m	Consolidated 2008 $m	**Company 2009 $m**	Company 2008 $m
Note 35. Notes to the cash flow statements continued				
Non cash investing activities				
Capitalisation of amount receivable from a subsidiary	-	-	-	50
Total non cash investing activities	-	-	-	50

During the previous financial year, the Company capitalised an amount owing from a subsidiary, Macquarie Group Services Australia Pty Limited, with an issue of new shares by the subsidiary. This increased the Company's cost of investment in the subsidiary without a corresponding outflow of cash and cash equivalents.

Note 36. Related party information

Subsidiaries

During the previous financial year, the Macquarie Group was restructured which resulted in the Company being established as the ultimate parent entity of the Macquarie Group.

Transactions between the Company and its subsidiaries principally arise from the granting of loans and the provision of management and administration services.

All transactions with subsidiaries are in accordance with regulatory requirements, the majority of which are on commercial terms. All transactions undertaken during the financial year with subsidiaries are eliminated in the consolidated financial statements. Amounts due from and due to subsidiaries are presented separately in the balance sheet of the Company except when offsetting reflects the substance of the transaction or event.

Balances arising from lending and borrowing activities between the Company and its subsidiaries are typically repayable on demand, but may be extended on a term basis and where appropriate may be either subordinated or collateralised.

In the previous financial year the Company received a $10.1 billion loan from MBL of which $3,800 million (2008: $8,800 million) remained outstanding at the balance sheet date. This facility, which is an unsecured amortising two-year committed term loan, provides funding to MGL whilst MGL establishes its profile in the term funding markets.

A list of material subsidiaries is set out in note 21 – Investments in subsidiaries.

Subsequent to the restructure described above, the Company as the ultimate parent entity of the Macquarie Group, became the head entity of the tax consolidated group and entered into a tax funding agreement with its eligible Australian resident subsidiaries. The terms and conditions of this agreement are set out in note 2(vii) – Summary of significant accounting policies. As at 31 March 2009, the amount payable by the Company under the tax funding agreement with the tax consolidated entities is $214 million (2008: $119 million receivable). This balance is included in "Due to subsidiaries" in the Company's separate balance sheet.

Note 36. Related party information continued

Subsidiaries continued

During the financial year, the following transactions occurred with subsidiaries:

	Consolidated 2009 $m	Consolidated 2008 $m	**Company 2009 $m**	Company 2008 $m
Interest income received/receivable (note 3)	-	-	**842**	381
Interest expense paid/payable (note 3)	-	-	**(524)**	(279)
Management fees, group service charges and cost recoveries	-	-	-	15
Options issued to employees of subsidiaries (note 34)	-	-	**(128)**	(56)
Dividends and distributions (note 3)	-	-	**858**	16,635
The following balances with subsidiaries were outstanding as at financial year end:				
Amounts receivable	-	-	**10,390**	13,891
Amounts payable	-	-	**(3,919)**	(8,855)

Outstanding balances are unsecured and are repayable in cash. The maturities and weighted average interest rate charged on outstanding balances receivable/payable are disclosed in note 45 – Maturity analysis of monetary assets and liabilities.

Associates and joint ventures

Transactions between the consolidated entity and its associates and joint ventures principally arise from the provision of corporate advisory services, the granting of loans, derivative transactions and the provision of management services. All transactions undertaken with associates and joint ventures are eliminated where they are unrealised, to the extent of ownership interests held by the consolidated entity, in the consolidated income statement.

During the financial year, the following transactions occurred with associates and joint ventures:

	Consolidated 2009 $m	Consolidated 2008 $m	**Company 2009 $m**	Company 2008 $m
Interest income received/receivable	**21**	26	-	-
Interest expense paid/payable	-	(1)	-	-
Fee and commission income[1]	**969**	1,522	-	-
Other income	**7**	3	-	-
Gains on sale of securities[2]	**48**	85	-	-
Dividends and distributions[3] (note 19)	**472**	315	-	-
Brokerage and commission expense	**(19)**	(22)	-	-

(1) Fee and commission income includes all fees charged to associates

(2) Gains on sale of securities are shown after elimination of unrealised profits/losses calculated by reference to the consolidated entity's ownership interest in the associate.

(3) Dividends and distributions are shown as gross amounts. Under the equity method, these amounts are not taken up as income but are recorded as a reduction of the carrying amount of the investment.

The following balances with associates and joint ventures were outstanding as at financial year end (these exclude amounts which in substance form part of the consolidated entity's net investment in associates, disclosed in note 19):

	Consolidated 2009 $m	Consolidated 2008 $m	**Company 2009 $m**	Company 2008 $m
Amounts receivable	**711**	799	-	-
Amounts payable	**(650)**	(41)	-	-

Balances arising from lending and borrowing activities between the consolidated entity and its associates and joint ventures are typically repayable on demand, but may be extended on a term basis and where appropriate may be either subordinated or collateralised.

Notes to the financial statements
for the financial year ended 31 March 2009
continued

Note 37. Key Management Personnel disclosure

Key Management Personnel

The following persons were Voting Directors of MGL during the financial years ended 31 March 2009 and 31 March 2008, unless indicated.

Executive Directors

L.G. Cox, AO	
N.W. Moore[1]	Managing Director and Chief Executive Officer (appointed 22 February 2008)
A.E. Moss, AO	(retired 24 May 2008)

Non-Executive Directors

D.S. Clarke, AO[2]	Non-Executive Chairman
P.M. Kirby	
C.B. Livingstone, AO	
H.K. McCann, AM[3]	
J.R. Niland, AC	
H.M. Nugent, AO	
P.H. Warne[4]	

The composition of the MGL Board changed on 30 August 2007 and therefore the Directors above were appointed on that date unless otherwise indicated. For the period from incorporation until 30 August 2007, W.R. Sheppard, G.C. Ward and S.J. Dyson were Directors of Macquarie Group Ltd. During this time, the Company was dormant and these Directors did not receive any remuneration for their services as Director. J.G. Allpass and M.R.G. Johnson were directors of Macquarie Bank Limited, the former ultimate parent of the Macquarie Group until their retirements on 19 July 2007.

In addition to the Executive Directors listed above, the following persons also had authority and responsibility for planning, directing and controlling the activities of the Company and its subsidiaries during the past two financial years ended 31 March 2009 and 31 March 2008, unless otherwise indicated.

Executives

J.K. Burke	(retired 26 February 2009)
M. Carapiet[1]	Group Head, Macquarie Capital
A.J. Downe[1]	Group Head, Treasury and Commodities Group
R. Laidlaw[1]	Group Head, Macquarie Securities Group (appointed 10 June 2008)
P.J. Maher[1]	Group Head, Banking and Financial Services Group
N.R. Minogue[1]	Group Head, Risk Management Group
W.R. Sheppard[1]	Deputy Managing Director
G.C. Ward[1]	Chief Financial Officer
S. Wikramanayake[1]	Group Head, Macquarie Funds Group (appointed 10 June 2008)

(1) Members of the consolidated entity's Executive Committee as at 30 April 2009.

(2) Due to illness Mr Clarke sought and was granted leave of absence from 27 November 2008.

(3) Mr McCann was appointed Acting Chairman on 27 November 2008 and has served in this capacity since this time.

(4) P.H. Warne was appointed as a Director of Macquarie Bank Limited, the former ultimate parent of the Macquarie Group, on 1 July 2007.

It is important to note that the Company's Non-Executive Directors are specifically required to be categorised as Key Management Personnel for the purposes of the disclosures in the Remuneration Report. However, the Non-Executive Directors do not consider that they are part of 'management'.

The remuneration arrangements for all of the persons listed above are described in Appendix 2 of the Remuneration Report, contained in the Directors' Report on pages 56 to 116.

Note 37. Key Management Personnel disclosure continued

Key Management Personnel remuneration

The following tables detail the aggregate remuneration for Key Management Personnel.

				Short-term employee benefits	**Long-term[1] employee benefits**	**Share based payments**	
	Salary and fees (including superannuation) $	Performance related remuneration $	Other benefits $	Total short-term employee benefits $	Restricted profit share $	Shares/ options $	Total remuneration $
Executive Remuneration							
2009	**4,683,157**	**17,208,685**	**-**	**21,891,842**	**(19,898,260)**	**9,371,387**	**11,364,969**
2008	4,666,247	97,731,225	-	102,397,472	4,661,946	17,687,300	124,746,718
Non-Executive Remuneration							
2009	**2,430,950**	**-**	**49,350**	**2,480,300**	**-**	**-**	**2,480,300**
2008	2,450,087	-	200,124	2,650,211	-	-	2,650,211

[1] Includes earnings or losses on restricted profit share.

Notes to the financial statements
for the financial year ended 31 March 2009
continued

Note 37. Key Management Personnel disclosure continued

Option holdings of Key Management Personnel and their related parties

The following tables set out details of options held during the year for the Key Management Personnel including their related parties, on a consolidated entity basis. The options are over fully paid unissued ordinary shares of Macquarie Group Limited. Further details in relation to the MGESOP are disclosed in note 38 – Employee equity participation.

For the financial year ended 31 March 2009

Name and position	Number of options held at 1 April 2008[(b)]	Options granted during the financial year	Options exercised during the financial year	Other changes[(a)]	Number of options held at 31 March 2009[(b)]	Number of options vested during the financial year	Number of options vested at 31 March 2009[(b)]
Executive Directors							
L.G. Cox	32,265	-	-	-	32,265	7,754	15,227
N.W. Moore	532,734	243,900	-	-	776,634	158,333	214,999
A.E. Moss[(c)]	670,400	-	-	-	670,400	-	170,400
Non-Executive Directors							
D.S. Clarke	-	-	-	-	-	-	-
P.M. Kirby	-	-	-	-	-	-	-
C.B. Livingstone	-	-	-	-	-	-	-
H.K. McCann	-	-	-	-	-	-	-
J.R. Niland	-	-	-	-	-	-	-
H.M. Nugent	-	-	-	-	-	-	-
P.H. Warne	-	-	-	-	-	-	-
Executives							
J.K. Burke[(d)]	224,678	-	-	(173,012)	51,666	70,000	51,666
M. Carapiet	383,067	200,000	(32,500)	-	550,567	120,889	88,389
A.J. Downe	248,334	178,000	-	-	426,334	73,333	89,999
R. Laidlaw[(e)]	247,725	135,000	(10,351)	-	372,374	62,586	87,075
P.J. Maher	85,001	50,000	-	-	135,001	31,667	31,667
N.R. Minogue	118,334	52,500	-	-	170,834	36,666	48,332
W.R. Sheppard	193,334	51,000	-	(20,000)	224,334	48,334	81,666
G.C. Ward	103,334	53,500	-	-	156,834	33,334	43,334
S. Wikramanayake[(e)]	107,575	80,000	(9,300)	-	178,275	30,828	21,528

(a) Vested options sold under facility provided by an external party unless otherwise noted.

(b) Or date of appointment/retirement for Key Management Personnel who were appointed or retired during the year.

(c) Mr Moss retired as a Key Management Personnel on 24 May 2008. His balance at 31 March 2009 represents holdings at date of retirement.

(d) Mr Burke forfeited 108,334 options on his retirement date 26 February 2009.

(e) Mr Laidlaw and Ms Wikramanayake were both appointed to the Executive Committee on 10 June 2008. The opening balance at 1 April 2008 represents holdings at date of appointment.

Note 37. Key Management Personnel disclosure continued

The following tables set out details of options held during the year for the Key Management Personnel including their related parties, on a consolidated entity basis. The options are over fully paid unissued ordinary shares of Macquarie Group Limited. The opening balance relates to holdings over MBL options. As detailed in note 1, option holders of MBL obtained one MGL ordinary option for each ordinary option they held in MBL at the date of the restructure. Further details in relation to the MGESOP are disclosed in note 38 – Employee equity participation.

For the financial year ended 31 March 2008

Name and position	Number of options held at 1 April 2007[b]	Options granted during the financial year	Options exercised during the financial year	Other changes[a]	Number of options held at 31 March 2008[b]	Number of options vested during the financial year	Number of options vested at 31 March 2008[b]
Executive Directors							
L.G. Cox	23,265	9,000	-	-	32,265	4,673	7,473
N.W. Moore	594,335	154,400	(216,001)	-	532,734	138,333	56,666
A.E. Moss	511,000	159,400	-	-	670,400	115,200	170,400
Non-Executive Directors							
J.G. Allpass[c]	-	-	-	-	-	-	-
D.S. Clarke[d]	53,734	-	(53,734)	-	-	-	-
M.R.G. Johnson[e]	84,795	-	-	-	84,795	-	36,366
P.M. Kirby	-	-	-	-	-	-	-
C.B. Livingstone	-	-	-	-	-	-	-
H.K. McCann	-	-	-	-	-	-	-
J.R. Niland	-	-	-	-	-	-	-
H.M. Nugent	-	-	-	-	-	-	-
P.H. Warne[f]	-	-	-	-	-	-	-
Executives							
J.K. Burke	181,335	50,000	(6,657)	-	224,678	53,001	46,344
M. Carapiet	356,838	126,000	(99,771)	-	383,067	99,771	-
A.J. Downe	218,335	85,000	(55,001)	-	248,334	71,667	16,666
P.J. Maher	125,000	25,000	(64,999)	-	85,001	31,666	-
N.R. Minogue	129,835	35,000	(46,501)	-	118,334	36,667	11,666
W.R. Sheppard	148,334	45,000	-	-	193,334	53,332	53,332
G.C. Ward	100,743	30,000	(27,409)	-	103,334	31,667	10,000

[a] Vested options sold under facility provided by an external party unless otherwise noted.

[b] Or date of appointment/retirement for Key Management Personnel who were appointed or retired during the year.

[c] Mr Allpass retired from the Macquarie Group on 19 July 2007. His balance at 31 March 2008 represents holdings at date of retirement.

[d] Mr Clarke retired as Executive Chairman on 31 March 2007. He continues as Non-Executive Chairman.

[e] Mr Johnson retired from the Executive Committee on 31 March 2007. He continued as a Non-Executive Director until he retired on 19 July 2007. His balance at 31 March 2008 represents holdings at date of retirement.

[f] Mr Warne was appointed to the Board of Directors on 1 July 2007.

Notes to the financial statements
for the financial year ended 31 March 2009 continued

Note 37. Key Management Personnel disclosure continued

Shareholdings of Key Management Personnel and their related parties

The following tables set out details of fully paid ordinary shares of the Company held during the financial year by Key Management Personnel including their related parties, on a consolidated entity basis. The opening balance at 1 April 2007 relates to holdings over MBL shares. As detailed in note 1, shareholders of MBL obtained one MGL ordinary share for each ordinary share they held in MBL at the date of the Macquarie Group Restructure.

For the financial year ended 31 March 2009

Name and position	Number of shares held at 1 April 2008[(b)]	Shares received on exercise of options	Other changes[(a)]	Number of shares held at 31 March 2009 [(b)]
Executive Directors				
L.G. Cox	269,812	-	-	269,812
N.W. Moore	1,030,510	-	166,901	1,197,411
A.E. Moss[(c)]	404,236	-	-	404,236
Non-Executive Directors				
D.S. Clarke	704,868	-	46	704,914
P.M. Kirby	9,772	-	9,224	18,996
C.B. Livingstone	8,432	-	548	8,980
H.K. McCann	11,359	-	-	11,359
J.R. Niland	7,959	-	1,600	9,559
H.M. Nugent	20,613	-	-	20,613
P.H. Warne	9,077	-	6,744	15,821
Executives				
J.K. Burke[(d)]	31,657	-	30,902	62,559
M. Carapiet	531,274	32,500	116,976	680,750
A.J. Downe	176,036	-	(51,934)	124,102
R. Laidlaw[(e)]	28,124	10,351	-	38,475
P.J. Maher	125,323	-	(19,148)	106,175
N.R. Minogue	157,312	-	(20,692)	136,620
W.R. Sheppard	261,313	-	6,477	267,790
G.C. Ward	56,620	-	(41,275)	15,345
S. Wikramanayake[(d)]	252,546	9,300	65,021	326,867

(a) Includes on-market acquisitions and disposals.

(b) Or date of appointment/retirement for Key Management Personnel who were appointed or retired during the year.

(c) Mr Moss retired as Key Management Personnel on 24 May 2008. His balance at 31 March 2009 represents holdings at date of retirement.

(d) Mr Burke retired on 26 February 2009. His balance at 31 March 2009 represents holdings at date of retirement.

(e) Mr Laidlaw and Ms Wikramanayake were both appointed to the Executive Committee on 10 June 2008. The balance at 1 April 2008 represents holdings at date of appointment.

Note 37. Key Management Personnel disclosure continued

For the financial year ended 31 March 2008

Name and position	Number of shares held at 1 April 2007[b]	Shares received on exercise of options	Other changes[a]	Number of shares held at 31 March 2008[b]
Executive Directors				
L.G. Cox	269,812	-	-	269,812
N.W. Moore	843,113	216,001	(28,604)	1,030,510
A.E. Moss	404,336	-	(100)	404,236
Non-Executive Directors				
J.G. Allpass[c]	18,513	-	-	18,513
D.S. Clarke	651,113	53,734	21	704,868
M.R.G. Johnson[d]	293,803	-	-	293,803
P.M. Kirby	9,772	-	-	9,772
C.B. Livingstone	7,550	-	882	8,432
H.K. McCann	11,359	-	-	11,359
J.R. Niland	5,959	-	2,000	7,959
H.M. Nugent	19,762	-	851	20,613
P.H. Warne[e]	8,790	-	287	9,077
Executives				
J.K. Burke	25,000	6,657	-	31,657
M. Carapiet	525,934	99,771	(94,431)	531,274
A.J. Downe	121,035	55,001	-	176,036
P.J. Maher	60,153	64,999	171	125,323
N.R. Minogue	110,811	46,501	-	157,312
W.R. Sheppard	259,271	-	2,042	261,313
G.C. Ward	29,211	27,409	-	56,620

[a] Includes on-market acquisitions and disposals.

[b] Or date of appointment/retirement for Key Management Personnel who were appointed or retired during the year.

[c] Mr Allpass retired on 19 July 2007. His balance at 31 March 2008 represents holdings at date of retirement.

[d] Mr Johnson retired from the Executive Committee on 31 March 2007. He continued as a Non-Executive Director until he retired on 19 July 2007. His balance at 31 March 2008 represents holdings at date of retirement.

[e] Mr Warne was appointed to the Board of Directors on 1 July 2007. The opening balance on 1 April 2007 represents holdings as at the date of appointment as director on 1 July 2007.

Notes to the financial statements
for the financial year ended 31 March 2009
continued

Note 37. Key Management Personnel disclosure continued

Loans to Key Management Personnel and their related parties

Details of loans provided by the consolidated entity to Key Management Personnel and their related parties are disclosed in the following tables:

		Opening balance at 1 April $'000	Interest charged $'000	Write-down $'000	Closing balance at 31 March $'000	Number in consolidated entity at 31 March
Total for Key Management Personnel and their related parties	**2009**	**62,518**	**4,512**	**-**	**42,861**	**10**
	2008	57,545	4,486	-	62,540	14
Total for Key Management Personnel	**2009**	**44,506**	**2,504**	**-**	**22,729**	**5**
	2008	41,862	3,014	-	44,525	9

Loans and other financial instrument transactions are made by the consolidated entity in the ordinary course of business with related parties.

Certain loans are provided under zero cost collar facilities secured over Macquarie Group Limited shares under normal terms and conditions consistent with other customers and employees.

Key Management Personnel including their related parties with loans above $100,000 at any time during the financial year are as follows:

For the financial year ended 31 March 2009

Name and position	Balance at 1 April 2008[(b)] $'000	Interest charged[(a)] $'000	Write-downs $'000	Balance at 31 March 2009[(b)] $'000	Highest balance during financial year $'000
Executive Directors					
N.W. Moore	**12,259**	**376**	**-**	**5,313**	**12,570**
Non-Executive Directors					
D.S. Clarke	**34,826**	**3,352**	**-**	**37,290**	**37,798**
Executives					
A.J. Downe	**1,847**	**105**	**-**	**-**	**1,847**
R. Laidlaw[(c)]	**238**	**10**	**-**	**238**	**238**
P.J. Maher	**4,912**	**499**	**-**	**20**	**5,572**
N.R. Minogue	**4,249**	**42**	**-**	**-**	**4,339**
G.C. Ward	**4,406**	**127**	**-**	**-**	**4,406**

(a) All loans provided by the consolidated entity to Directors and Executives are made in the ordinary course of business on a commercial basis and are entered into under normal terms and conditions consistent with other customers and employees. There have been no write-downs or allowances for doubtful debts.

(b) Or date of appointment/retirement for Key Management Personnel who were appointed or retired during the year.

(c) Mr Laidlaw was appointed to the Executive Committee on 10 June 2008. The balance at 1 April 2008 represents holdings at date of appointment.

Note 37. Key Management Personnel disclosure continued

For the financial year ended 31 March 2008

Name and position	Balance at 1 April 2007[b] $'000	Interest charged[a] $'000	Write-down $'000	Balance at 31 March 2008[b] $'000	Highest balance during financial year $'000
Executive Directors					
L.G. Cox	200	7	-	-	765
N.W. Moore	12,891	618	-	12,259	12,891
Non-Executive Directors					
D.S. Clarke[c]	29,937	2,606	-	34,826	35,050
Executives					
M. Carapiet	5,286	137	-	19	5,286
A.J. Downe	-	49	-	1,847	1,847
P.J.Maher	2,866	416	-	4,912	5,769
N.R. Minogue	4,618	341	-	4,249	4,939
G.C. Ward	1,727	311	-	4,406	4,561

(a) All loans provided by the consolidated entity to Directors and Executives are made in the ordinary course of business on an arm's length basis and are entered into under normal terms and conditions consistent with other customers and employees. There have been no write-downs or allowances for doubtful debts.

(b) Or date of appointment/retirement for Key Management Personnel who were appointed or retired during the year.

(c) Mr Clarke retired as Executive Chairman on 31 March 2007. He continues as Non-Executive Chairman.

Note 37. Key Management Personnel disclosure continued

Other transactions with Key Management Personnel and their related parties

Certain Key Management Personnel and their related parties have acquired Infrastructure Bonds and similar products from subsidiaries within the consolidated entity, which have been financed with limited recourse loans and are subject to forward sale agreements. The loan repayments and proceeds arising from the forward sale agreements are subject to a legal right of set-off and as such are not recognised for financial reporting purposes. The only amounts recognised by the consolidated entity in respect of these transactions are the annual payments from the relevant Key Management Personnel which are brought to account as fee revenue. These transactions have been undertaken on terms and conditions consistent with other customers and employees.

	Consolidated 2009 $'000	Consolidated 2008 $'000
Total annual contributions from Key Management Personnel and their related parties in respect of Infrastructure Bonds and similar products	**14,538**	13,481

The annual contributions in respect of Infrastructure Bonds and similar products relate to the following Key Management Personnel:

Executive Directors
L.G. Cox, N.W. Moore

Non-Executive Directors
D.S. Clarke (2008 only), P.M. Kirby

Executives
J.K. Burke (retired 26 February 2009), M. Carapiet, A.J. Downe, R. Laidlaw (2009 only), P.J. Maher, N.R. Minogue, W.R. Sheppard, G.C. Ward

Note 37. Key Management Personnel disclosure continued

The following Key Management Personnel (including related parties) have entered a zero cost collar transaction with the consolidated entity and other non-related entities in respect of fully paid ordinary MGL shares. This has the effect of acquiring cash-settled put options against movements in the MGL share price below nominated levels and disposing of the benefit of any share price movement above the nominated level.

		Transactions with the consolidated entity	
Name and position	**Description**	**Number of shares 2009**	Number of shares 2008
Non-Executive Directors			
D.S. Clarke	Maturing May 2008	-	260,379
	Maturing June 2008	-	100,784
	Maturing May 2009	**361,163**	-
	Maturing August 2009	**25,196**	25,196
	Maturing June 2010	**213,517**	213,517
M.R.G Johnson[1]	Maturing July 2008	-	25,000
Executives			
A.J. Downe	Maturing August 2008	-	36,382
	Maturing December 2008	-	55,001
G.C. Ward	Maturing July 2008	-	5,742
	Maturing July 2008	-	40,373

[1] Mr Johnson retired from the Executive Committee on 31 March 2007. He continued as a Non-Executive Director until he retired on 19 July 2007. Balance at 31 March 2008 represents holdings at the date of his retirement.

All other transactions with Key Management Personnel (including their related parties) were conducted on an arm's length basis in the ordinary course of business and under normal terms and conditions for customers and employees. These transactions were trivial or domestic in nature and consisted principally of normal personal banking and financial investment services.

Note 38. Employee equity participation

Option Plan

In November 1995, MBL introduced an Employee Share Option Plan, as a replacement for its now closed partly paid share scheme. On 13 November 2007, the date of the Macquarie Group Restructure, all MBL options were cancelled and replacement options over shares in the new ultimate parent entity, MGL, were issued on the same terms on a one-for-one basis under the Macquarie Group Employee Share Option Plan (MGESOP).

Staff eligible to participate in the MGESOP are those of Associate Director level and above and consultants to the consolidated entity. At 31 March 2009 there were 3,052 (2008: 2,595) participants of the MGESOP.

The fair value of each option is estimated on the date of grant using standard option pricing technology based on the Black-Scholes theory. The following key assumptions have been adopted for grants made in the current financial year:

- risk free interest rate: 6.77 per cent (weighted average) (2008: 7.04 per cent);
- expected life of options: four years (2008: four years);
- volatility of share price: 24 per cent (2008: 20 per cent); and
- dividend yield: 3.47 per cent per annum (2008: 3.43 per cent per annum).

Notes to the financial statements
for the financial year ended 31 March 2009
continued

Note 38. Employee equity participation continued

Option Plan continued

Options, currently for five years, over fully paid unissued ordinary shares in the Company are granted to individuals or the individual's controlled Company or an entity approved under the MGESOP to hold options.

The options are issued for no consideration and are granted at prevailing market prices. Prior to 21 November 2003, the exercise price of new options granted was generally based on the weighted average market price during the month prior to acceptance of employment for new employees or during the calendar month of June in respect of options granted as a result of annual promotions and compensation reviews. From 21 November 2003 until 25 November 2004, the exercise price of new options granted was generally based on the weighted average market price during the one week period prior to the date of grant of the options. From 26 November 2004, the exercise price of new options granted is generally based on the weighted average market price during the one week up to and including the date of grant of the options.

The following is a summary of options which have been granted pursuant to the MGESOP:

	Number of options 2009	**Weighted average exercise price 2009 $**	Number of options 2008	Weighted average exercise price 2008 $
Outstanding at the beginning of the financial year	**39,035,761**	**61.23**	34,358,273	51.63
Granted during the financial year	**19,488,263**	**53.11**	13,431,739	72.26
Forfeited during the financial year	**(3,975,064)**	**63.64**	(1,493,262)	61.38
Exercised during the financial year	**(2,638,177)**	**30.74**	(7,260,989)	36.16
Lapsed during the year	**(234,793)**	**64.32**	-	-
Outstanding at the end of the financial year	**51,675,990**	**59.57**	39,035,761	61.23
Exercisable at the end of the financial year	**13,245,119**	**55.32**	5,897,912	44.27

For options exercised during the financial year the weighted average share price at the date of exercise was $50.66 (2008: $81.95).

The range of exercise prices for options outstanding at the end of the financial year was $17.10 to $94.48 (2008: $21.66 to $94.48).

The weighted average remaining contractual life for the share options outstanding as at 31 March 2009 was 3.02 years (2008: 3.13 years). The weighted average remaining contractual life when analysed by exercise price range is:

Exercise price range ($)	**Number of options 2009**	**Remaining life (years) 2009**	Number of options 2008	Remaining life (years) 2008
10 - 20	**21,000**	**4.94**	-	-
20 – 30	**113,000**	**4.72**	1,490,161	0.42
30 – 40	**3,798,928**	**0.91**	4,532,811	1.37
40 – 50	**981,009**	**2.69**	617,604	2.35
50 – 60	**17,195,829**	**4.36**	216,503	3.96
60 – 70	**17,918,231**	**1.96**	19,000,370	2.95
70 – 80	**10,711,442**	**3.34**	11,977,534	4.34
80 – 90	**762,963**	**3.16**	977,778	4.15
90-100	**173,588**	**3.21**	223,000	4.22
	51,675,990	**3.02**	39,035,761	3.13

The weighted average fair value of options granted during the financial year was $10.60 (2008: $11.99).

The market value of shares issued during the year as a result of the exercise of these options was $133 million (2008: $594 million).

Note 38. Employee equity participation continued

Option Plan continued

The market value of shares which would be issued from the exercise of the outstanding options at 31 March 2009 was $1,410 million (2008: $2,062 million). No unissued shares, other than those referred to above, are under option as at the date of this report.

The options are measured at their grant dates based on their fair value and the number expected to vest. This amount is recognised as an expense evenly over the respective vesting periods and the equity provided is treated as a capital contribution. For the year ended 31 March 2009, compensation expense relating to the MGESOP totalled $128 million (2008: $126 million).

Since 31 March 2009, an additional 319,000 options have been issued, no options have been exercised, 11,638 options have been forfeited and 65,553 options have lapsed.

Options granted vest as to one third of each tranche after the second, third and fourth anniversaries of the date of commencement of employment for new starters and, for existing employees, on 1 July two, three and four years after the allocation of the options. Subject to the MGESOP Rules and Macquarie Group's personal dealing policy, options can be exercised after the vesting period during an options exercise period up to expiry. In individual cases, such as where an employee leaves with the Company's agreement towards the end of a vesting period, the Company's Executive Committee has the power to waive the remainder of any vesting period and allow exercise of some or all of the relevant options.

In respect of options granted from mid-2002 to 25 November 2004, in respect of each tranche of vested options granted to members of MBL's Executive Committee, Executive Voting Directors and other Executive Directors of MBL, options are only exercisable if the Company's average annual return on ordinary equity for the three previous financial years is at or above the 65th (Executive Committee and Executive Voting Directors) and 50th (other Executive Directors) percentiles, of the corresponding figures for all companies in the then S&P/ASX 300 Industrials Index, with the conditions examined quarterly from vesting until expiry.

For options granted to the members of MBL's and MGL's Executive Committee, Executive Voting Directors and other Executive Directors where the invitation to apply for the options was sent to the Executive on or after 30 June 2006, in respect of each tranche of vested options, options will only be exercisable if the Company's average annual return on ordinary equity for the three previous financial years is above the 65th (Executive Committee and Executive Voting Directors) and 50th (other Executive Directors) percentiles, of the corresponding figures for all companies in the then S&P/ASX 100 Index, with the conditions to be examined only upon vesting.

The MGESOP Rules provide that the total number of options which can be on issue at any one time is limited such that the number of shares resulting from exercise of all unexercised options does not exceed 20 per cent of the number of the Company's then issued ordinary shares plus the number of shares which the Company would have to issue if all rights to require the Company to issue shares, which the Company has then granted (including options) were then enforced or exercised to the greatest extent permitted. The Board has a second limitation on the number of options, being effectively the same calculation as in the MGESOP Rules except that any exercised options granted less than five years ago, where the Executive is still with the Company, will be treated as still being unexercised.

Fully paid ordinary shares issued on the exercise of options rank pari passu with all other fully paid ordinary shares then on issue.

On 25 May 2000, the MBL Board approved amendments to the Macquarie Bank Employee Share Option Plan Rules referred to as the Deferred Exercise Share Option Plan (DESOP). Shares resulting from the exercise of options since then have been placed under the DESOP, unless option holders request otherwise. Unless the Company is aware of circumstances which, in the reasonable opinion of the Company, indicate that the relevant Executive may have acted fraudulently, dishonestly or in a manner which is in breach of his/her obligations to the Company or any associated entity, then such a request will be granted. These amendments were rolled forward into the current MGESOP approved by the MGL Board.

Shares acquired under DESOP cannot be sold, transferred or disposed of for a period of six months from the date that the shares are transferred into a participating employee's name and are also subject to forfeiture by an employee in a number of circumstances including theft, fraud, dishonesty, or defalcation in relation to affairs of the Company or a related entity or if they carry out or fail to carry out an act which brings the Company or an associated entity into disrepute.

Shares held in the DESOP will be withdrawn on the earlier of:

- an employee's resignation from the Company or a related company;
- upon request from the employee (after the expiration of the non-disposal period); and
- ten years from the date that the options were originally granted.

Options carry no dividend or voting rights but have standard adjustment clauses for bonus and rights issues and reconstructions.

Notes to the financial statements
for the financial year ended 31 March 2009
continued

Note 38. Employee equity participation continued

Employee Share Plan

Following shareholder approval at the 1997 Annual General Meeting, MBL introduced the Macquarie Bank Employee Share Plan whereby each financial year, eligible employees are offered up to $1,000 worth of fully paid ordinary Company shares for no cash payment. MGL has since introduced the Macquarie Group Employee Share Plan (ESP) on the same terms.

The Company's staff profit sharing pools and for certain staff, future commissions, are adjusted downwards by the aggregate market value of the shares issued under the ESP.

Shares issued under the ESP cannot be sold until the earlier of three years after issue or the time when the participant is no longer employed by the Company or a subsidiary of the Company. In all other respects, shares issued rank equally with all other fully paid ordinary shares then on issue.

The number of shares each participant receives is $1,000 divided by the weighted average price at which the Company's shares are traded on Australian Securities Exchange Limited on the seven days up to and including the date of allotment, rounded down to the nearest whole share.

The employees who are eligible for an offer are those permanent or fixed term contract employees who have been continuously employed by the Company or a subsidiary of the Company since 1 April of the relevant year, are still employed by the Company or a subsidiary of the Company on the relevant allotment date and are Australian residents on both the closing date of an offer and on the relevant allotment date. Persons who are ineligible include all non-permanent staff, staff seconded to the Company from external companies, staff leaving Australia for an overseas posting prior to the allotment date, staff who have been given notice of dismissal from employment by the Company or subsidiary of the Company or who have tendered their resignation to avoid such a dismissal (even if they would, but for this requirement, be eligible to acquire shares) and any staff member that a Group Head believes should be ineligible based on poor performance.

The latest offer under the ESP was made during December 2008. A total of 1,422 staff participated in this offer. On 19 January 2009, the participants were each issued with 34 fully paid ordinary shares based on the offer amount of $1,000 and the then calculated average market share price of $29.36, a total of 48,348 shares were issued. The shares were issued for no cash consideration.

Staff Share Acquisition Plan

Following shareholder approval at the 1999 Annual General Meeting, MBL introduced the Macquarie Bank Staff Share Acquisition Plan (MBSSAP) whereby each financial year, Australian based eligible employees were given the opportunity to nominate an amount of their pre-tax available profit share or future commission to purchase fully paid ordinary Company shares (Shares) on-market. MGL has since introduced the Macquarie Group Staff Share Acquisition Plan (MGSSAP) on the same terms.

The total number of Shares purchased under the MGSSAP is limited in any financial year to three per cent of the Company's Shares as at the beginning of that financial year.

The MGSSAP includes the ability to issue new shares as an alternative to acquire existing shares on-market, at the option of MGL. In 2009, most participation is expected to be in the form of newly issued shares. Any applicable brokerage expenses, workers' compensation premiums and payroll tax charges are applied to the employee's account.

Shares acquired under the MGSSAP cannot be sold, transferred or disposed of for a period of six months from the date that the Shares are transferred into a participating employee's name except in special circumstances if the employee resigns. The Shares held in the MGSSAP are also subject to forfeiture by an employee in a number of circumstances including theft, fraud, dishonesty, or defalcation in relation to the affairs of the Company or a related company or if they carry out an act or fail to do an act which brings the Company or a related company into disrepute.

Shares held in the MGSSAP will be withdrawn on the earlier of:

- an employee's resignation from the Company or a related entity;
- upon request by the employee (after the expiration of the non-disposal period); and
- ten years from the date that the Shares are registered in an employee's name.

In all other respects, shares rank equally with all other fully paid ordinary shares then on issue.

Eligible employees are Australian based permanent full-time or part-time employees or fixed term contract employees of the Company or a related company who either receive available profit share in the relevant year of at least $1,000 in total or allocate at least $1,000 in available commission towards the MGSSAP.

The Macquarie Bank Executive Director Share Acquisition Plan (MBEDSAP) was a sub-plan of the MBSSAP which was created in 2003 and was open to eligible Executive Directors. The disposal and forfeiture restrictions in the MBEDSAP differ to those in the MBSSAP. No further offers under the MBEDSAP are currently proposed. MGL has since introduced a Macquarie Group Executive Director Share Acquisition Plan (MGEDSAP) on the same terms but no offers have been made under the plan.

Recently a further sub-plan of the MGSSAP has been created, the Macquarie Group Executive Committee Acquisition Plan, whereby members of the MGL Executive Committee must contribute certain proportions of their annual profit share to acquire MGL shares, which must be held for at least three years. Further information on this is provided in the Remuneration Report. The first offers under this sub-plan were made in May 2008.

Offers under the MGSSAP were made during May 2008. A total of 705 staff participated in the MGSSAP. In July 2008, 603,028 MGL shares were issued based on the issue price of $56.40. In July 2008, 126,448 shares were acquired on-market and in December 2008, 9,590 MGL shares were issued.

Non-Executive Director Share Acquisition Plan

Following shareholder approval at the 1999 Annual General Meeting, MBL also introduced the Macquarie Bank Non-Executive Director Share Acquisition Plan whereby each financial year Australian based Non-Executive Directors (NEDs) of the Macquarie Group of companies were given the opportunity to contribute some or all of their future pre-tax remuneration from the Macquarie Group to acquire Macquarie Bank Limited shares (shares). MGL has since introduced a Macquarie Group Non-Executive Director Share Acquisition Plan (NEDSAP) on the same terms.

NEDs may subsequently apply to reduce their previous allocations provided that the relevant buying period has not commenced. If NEDs wish to participate there is a minimum contribution of $1,000 of NED remuneration per buying period to go towards the NEDSAP.

Shares are acquired at prevailing market prices. Brokerage fees are applied to the NED's account.

Shares acquired under the NEDSAP cannot be sold, transferred or disposed of for a period of six months from the date that the Shares are transferred into a NED's name except in special circumstances if the NED resigns. The shares held in the NEDSAP are also subject to forfeiture by a NED in a number of circumstances including theft, fraud, dishonesty, or defalcation in relation to the affairs of the Company or a related company or if they carry out an act or fail to do an act which brings the Company or a related company into disrepute.

Shares held in the NEDSAP will be withdrawn on the earlier of:

- the participant ceasing to be a NED of MGL;
- upon request by the NED (after the expiration of the non-disposal period); and
- ten years from the date that the shares are registered in a NED's name.

In all other respects, shares rank equally with all other fully paid ordinary shares then on issue.

Shares resulting from participation in the NEDSAP may count towards meeting the minimum shareholding requirements of NEDs.

Offers under the NEDSAP were made during May 2008. A total of three NEDs participated in the NEDSAP. In July 2008 4,028 MGL shares were acquired on-market and in December 2008 6,874 MGL shares were acquired on-market.

Notes to financial statements
for the financial year ended 31 March 2009 continued

	Consolidated 2009 $m	Consolidated 2008 $m	Company 2009 $m	Company 2008 $m
Note 39. Contingent liabilities and commitments				
The following details of contingent liabilities and commitments exclude derivatives.				
Contingent liabilities exist in respect of:				
Guarantees	**253**	281	**1,260**	213
Indemnities	**6**	78	**-**	-
Letters of credit	**120**	178	**-**	-
Performance related contingents	**101**	88	**-**	175
Total contingent liabilities[1]	**480**	625	**1,260**	388
Commitments exist in respect of:				
Undrawn credit facilities	**2,771**	4,381	**-**	-
Undrawn credit facilities – revocable at any time	**509**	1,502	**-**	-
Forward asset purchase	**695**	935	**-**	-
Total commitments[2]	**3,975**	6,818	**-**	-
Total contingent liabilities and commitments	**4,455**	7,443	**1,260**	388

(1) Contingent liabilities exist in respect of claims and potential claims against the consolidated entity. Where necessary, appropriate provisions have been made in the financial statements. The Directors do not consider that the outcome of any such claims known to exist at the date of this financial report, either individually or in aggregate, are likely to have a material effect on the results of its operations or its financial position.

(2) Total commitments also represent contingent assets. Such commitments to provide credit may convert to loans and other assets in the ordinary course of business.

	Consolidated 2009 $m	Consolidated 2008 $m	Company 2009 $m	Company 2008 $m
Note 40. Capital and other expenditure commitments				
Not later than one year	**40**	216	**-**	-
Later than one year and not later than five years	**52**	69	**-**	-
Later than five years	**13**	12	**-**	-
Total capital and other expenditure commitments	**105**	297	**-**	-
Note 41. Lease commitments				
Non-cancellable operating leases expiring:				
Not later than one year	**265**	159	**-**	-
Later than one year and not later than five years	**1,039**	573	**-**	-
Later than five years	**815**	178	**-**	-
Total operating lease commitments	**2,119**	910	**-**	-

Operating leases relate to commercial buildings. The future lease commitments disclosed are net of any rental incentives received.

Note 42. Derivative financial instruments

Objectives of holding and issuing derivative financial instruments

The consolidated entity is an active price maker in derivatives on interest rates, foreign exchange, commodities and equities. Its objective is to earn profits from the price making spread and from managing the residual exposures on hedged positions. Proprietary position taking is a small part of the consolidated entity's trading activities. Risks on derivatives are managed together with all other trading positions in the same market. All trading positions, including derivatives, are marked to fair value daily.

The consolidated entity also uses derivatives to hedge banking operations and for asset/liability management. Certain derivative transactions may qualify as cash flow, fair value or net investment in foreign operations hedges, if they meet the appropriate strict hedge criteria outlined in note 2 (xi)-Summary of significant accounting policies:

Cash flow hedges

The consolidated entity is exposed to volatility in future interest cash flows arising from floating rate issued debt used to fund fixed rate asset positions. The aggregate principal balances and interest cash flows across these portfolios form the basis for identifying the non-trading interest rate risk of the consolidated entity, which is hedged with interest rate swaps and cross currency swaps.

At 31 March 2009, the fair value of outstanding derivatives held by the consolidated entity and designated as cash flow hedges was $80 million negative value (2008: $673 million negative value).

In 2009, the consolidated entity recognised a $5 million loss (2008: $nil) in the income statement due to hedge ineffectiveness on cash flow hedges.

Fair value hedges

The consolidated entity's fair value hedges consist of:

- interest rate swaps used to hedge against changes in the fair value of fixed rate issued debt as a result of movements in benchmark interest rates; and
- foreign exchange forward contracts used to hedge against changes in the fair value of foreign denominated equity instruments as a result of movements in market foreign exchange rates.

As at 31 March 2009, the fair value of outstanding derivatives held by the consolidated entity and designated as fair value hedges was $139 million negative value (2008: $76 million positive value).

During the period fair value losses on the hedging instruments of $245 million have been recognised, offset by $229 million (2008: $nil) of gains on the hedged item.

Net investment in foreign operations hedges

The consolidated entity has applied net investment hedging for foreign exchange risk arising from foreign operations.

At 31 March 2009, the fair value of outstanding derivatives held by the consolidated entity and designated as net investment in foreign operations hedges was $34 million negative value (2008: $148 million positive value). In 2009, the consolidated entity recognised $nil (2008: $nil) in the income statement due to hedge ineffectiveness on net investment hedges.

The types of contracts which the consolidated entity trades and uses for hedging purposes are detailed below:

Futures: Futures contracts provide the holder with the obligation to buy a specified financial instrument or commodity at a fixed price and fixed date in the future. Contracts may be closed early via cash settlement. Futures contracts are exchange traded.

Forwards and forward rate agreements: Forward contracts, which resemble futures contracts, are an agreement between two parties that a financial instrument or commodity will be traded at a fixed price and fixed date in the future. A forward rate agreement provides for two parties to exchange interest rate differentials based on an underlying principal amount at a fixed date in the future.

Swaps: Swap transactions provide for two parties to swap a series of cash flows in relation to an underlying principal amount, usually to exchange a fixed interest rate for a floating interest rate. Cross-currency swaps provide a tool for two parties to manage risk arising from movements in exchange rates.

Options: Option contracts provide the holder the right to buy or sell financial instruments or commodities at a fixed price over an agreed period or on a fixed date. The contract does not oblige the holder to buy or sell, however the writer must perform if the holder exercises the rights pertaining to the option.

Notes to the financial statements
for the financial year ended 31 March 2009 continued

Note 42. Derivative financial instruments continued

The following table provides details of the consolidated entity's outstanding derivatives used for trading and in some cases for hedging purposes as at 31 March.

	Consolidated 2009				Consolidated 2008			
	Notional amount $m	Asset revaluations $m	Liability revaluations $m	Net fair value $m	Notional amount $m	Asset revaluations $m	Liability revaluations $m	Net fair value $m
Interest rate contracts								
Exchange traded	28,427	126	141	(15)	16,934	186	153	33
Forwards	19,678	8	8	-	16,366	26	13	13
Swaps	172,182	4,780	4,280	500	139,526	1,879	1,605	274
Options	321	6	-	6	2,812	16	10	6
Total interest rate contracts	220,608	4,920	4,429	491	175,638	2,107	1,781	326
Foreign exchange contracts								
Forwards	78,322	2,121	1,982	139	48,518	2,554	1,739	815
Swaps	16,607	541	957	(416)	110,949	2,047	2,399	(352)
Options	2,604	776	759	17	103,852	884	678	206
Total foreign exchange contracts	97,533	3,438	3,698	(260)	263,319	5,485	4,816	669
Equity contracts								
Exchange traded	17,500	360	145	215	266,694	338	455	(117)
Swaps	1,850	322	1,292	(970)	526	193	1,764	(1,571)
Options	8,648	704	1,245	(541)	36,553	2,078	1,704	374
Other	3,020	25	55	(30)	3,337	54	65	(11)
Total equity contracts	31,018	1,411	2,737	(1,326)	307,110	2,663	3,988	(1,325)
Commodity contracts								
Exchange traded	55,902	3,361	3,469	(108)	48,019	3,095	4,136	(1,041)
Forwards	44,396	4,234	3,384	850	26,828	3,098	1,594	1,504
Swaps	39,692	5,625	4,828	797	17,996	2,084	2,092	(8)
Options	70,912	4,439	4,826	(387)	207,183	2,604	2,992	(388)
Total commodity contracts	210,902	17,659	16,507	1,152	300,026	10,881	10,814	67
Total derivatives contracts outstanding	560,061	27,428	27,371	57	1,046,093	21,136	21,399	(263)

Note 43. Financial risk management

Risk Management Group

Risk is an integral part of the consolidated entity's businesses. The main risks faced by the consolidated entity are market risk, equity risk, credit risk, liquidity risk, operation risk, legal compliance risk and documentation risk. Responsibility for management of these risks lies with the individual businesses giving rise to them. It is the responsibility of the Risk Management Group (RMG) to ensure appropriate assessment and management of these risks.

RMG is independent of all other areas of the Macquarie Group, reporting directly to the Managing Director. The Head of RMG is a member of the Executive Committee of MGL and MBL. RMG authority is required for all material risk acceptance decisions. RMG identifies, quantifies and assesses all material risks and sets prudential limits. Where appropriate, these limits are approved by the Executive Committee and the Board.

Note 43.1. Credit risk

Credit risk is the risk of a counterparty failing to complete its contractual obligations when they fall due. Credit risk arises from both lending and trading activities. In the case of trading activity, credit risk reflects the possibility that the trading counterparty will not be in a position to complete the contract at any stage. The resultant credit exposure is a function of the movement of prices over the term of the underlying contract and systems for the assessment of potential credit exposures exist for each of the consolidated entity's trading activities.

The consolidated entity's philosophy on credit risk management reflects the principle of separating prudential control from operational management. The responsibility for approval of credit exposures is delegated to specific individuals. All approvals reflect two principles: a requirement for dual sign-off and a requirement that, above specified limits, all credit exposures must be approved outside the business line proposing to undertake them. Most credit decisions are therefore taken within RMG.

All counterparties are rated on the Macquarie rating scale which is similar to that used by public ratings agencies. Each rating is associated with a Probability of Default and an assessment is also made of the Loss Given Default. This classification enables effective application of resources to the management, pricing and monitoring of credit exposures.

No material credit exposures are assumed without appropriate analysis. After this analysis is undertaken, limits are set for an acceptable level of potential exposure. All limits and ratings are reviewed at least once a year, or more frequently if necessary, to ensure that the most current information available on counterparties is taken into account.

All credit exposures are monitored regularly against limits. Credit exposures which fluctuate through the duration of the transaction are monitored daily. These include exposures such as swaps, forward contracts and options, which are assessed using sophisticated valuation techniques.

All counterparties with credit exposures are regularly monitored to ensure any deterioration is identified and reflected in an adjustment to their rating. Where counterparties are under stress they are monitored on a more frequent basis and counterparties with a deteriorating credit risk profile are monitored formally on a monthly basis through Credit Watch and Irregulars reporting. The business remains responsible for the management of the counterparty and of the risk position, but RMG oversight is increased to ensure that positions are managed for optimal outcomes. When counterparties default, RMG and the business work together to resolve the issues and to manage the facilities through the impairment and provisioning process.

To mitigate credit risk, the consolidated entity makes increasing use of margining and other forms of collateral or credit enhancement techniques (including guarantees, letters of credit, the purchase of credit default swaps and mortgage insurance) where appropriate.

The consolidated entity's policies to control credit risk include avoidance of unacceptable concentrations of risk either to any economic sector or to an individual counterparty. Policies are in place to regulate large exposures to single counterparties or groups of counterparties.

The consolidated entity has a country risk framework which covers the assessment of country risk and the approval of country risk limits. Where appropriate the country risk is covered by political risk insurance.

The balances disclosed in the credit risk tables below exclude financial assets that are subject to risks other than credit risk, such as equity investments, interests in associates and joint ventures or bank notes and coin.

Notes to the financial statements
for the financial year ended 31 March 2009
continued

Note 43.1. **Credit risk** continued

Maximum exposure to credit risk

The tables below detail the concentration of credit exposure of the consolidated entity's assets to significant geographical locations and counterparty types. The amounts shown represent the maximum credit risk of the consolidated entity's assets.

Consolidated 2009	Due from banks $m	Cash collateral on securities borrowed and reverse repurchase agreements[1] $m	Trading portfolio assets $m	Loan assets held at amortised cost $m
Australia				
Governments	-	1,433	4,001	74
Financial institutions	2,694	587	666	3,046
Other	-	-	137	27,877
Total Australia	2,694	2,020	4,804	30,997
New Zealand				
Governments	-	-	-	4
Financial institutions	61	5	2	11
Other	-	-	-	74
Total New Zealand	61	5	2	89
Europe				
Governments	-	2	462	1
Financial institutions	5,273	1,900	-	2,330
Other	-	219	-	1,128
Total Europe	5,273	2,121	462	3,459
North America				
Governments	-	17	7	58
Financial institutions	2,616	531	493	1,680
Other	-	56	-	7,702
Total North America	2,616	604	500	9,440
Asia				
Governments	-	-	-	-
Financial institutions	1,462	49	30	230
Other	-	-	31	243
Total Asia	1,462	49	61	473
Other				
Governments	-	265	14	-
Financial institutions	165	11	42	18
Other	-	21	12	275
Total other	165	297	68	293
Total	12,271	5,096	5,897	44,751
Total gross credit risk				

(1) Classified based on the exposure to the underlying security borrowed.

(2) Included in Australia-Governments, are holdings of $1.4 billion debt investment securities issued by Australian Banks which are subject to the Australian Government Guarantee.

The following provides detail around the active management of credit risk by the consolidated entity:

The consolidated entity enters into master netting agreements with certain counterparties to manage the credit risk where it has trading derivatives in the Equity Markets and Treasury and Commodities divisions. Stock borrowing and reverse repurchase arrangements entered into by the consolidated entity with external counterparties normally require collateral in excess of 100% (which is consistent with industry practice). Mortgage insurance contracts are entered into in order to manage the credit risk around the mortgage portfolios. Other risk mitigation measures include blocked deposits, bank guarantees and letters of credit.

Other financial assets at fair value through profit or loss $m	Derivative financial instruments – positive values $m	Other assets $m	Debt investment securities available for sale[2] $m	Life investment contracts and other unit holder investment assets $m	Credit commitments and contingent liabilities $m	Total $m
-	411	208	2,060	-	8	8,195
560	4,772	6	9,381	739	408	22,859
4,711	655	1,514	140	81	1,433	36,548
5,271	5,838	1,728	11,581	820	1,849	67,602
-	-	1	-	-	-	5
-	3	-	-	-	-	82
-	-	21	-	-	2	97
-	3	22	-	-	2	184
-	-	241	-	-	-	706
369	6,658	-	3,437	-	136	20,103
-	1,733	1,697	98	-	323	5,198
369	8,391	1,938	3,535	-	459	26,007
-	18	113	-	-	9	222
31	3,484	23	1,667	-	171	10,696
-	8,413	1,107	524	-	1,519	19,321
31	11,915	1,243	2,191	-	1,699	30,239
-	53	58	-	-	-	111
-	375	-	-	-	-	2,146
1	229	2,396	2	-	251	3,153
1	657	2,454	2	-	251	5,410
-	-	1	-	-	-	280
43	299	-	-	-	89	667
-	325	415	-	-	106	1,154
43	624	416	-	-	195	2,101
5,715	27,428	7,801	17,309	820	4,455	131,543
						131,543

Notes to the financial statements
for the financial year ended 31 March 2009 continued

Note 43.1 Credit risk continued

Maximum exposure to credit risk continued

Consolidated 2008	Due from banks $m	Cash collateral on securities borrowed and reverse repurchase agreements[1] $m	Trading portfolio assets $m	Loan assets held at amortised cost $m
Australia				
Governments	-	5,852	890	161
Financial institutions	1,295	1,637	1,959	2,503
Other	-	18	236	42,840
Total Australia	1,295	7,507	3,085	45,504
New Zealand				
Governments	-	11	-	3
Financial institutions	96	8	3	36
Other	-	-	-	86
Total New Zealand	96	19	3	125
Europe				
Governments	-	-	-	10
Financial institutions	5,188	13,106	66	1,049
Other	-	167	-	1,020
Total Europe	5,188	13,273	66	2,079
North America				
Governments	-	166	-	26
Financial institutions	1,508	885	99	1,602
Other	-	486	3	2,156
Total North America	1,508	1,537	102	3,784
Asia				
Governments	-	-	254	-
Financial institutions	1,141	14	29	116
Other	-	-	-	322
Total Asia	1,141	14	283	438
Other				
Governments	-	73	2	-
Financial institutions	882	473	43	21
Other	-	10	17	456
Total other	882	556	62	477
Total	10,110	22,906	3,601	52,407
Total gross credit risk				

[1] Classified based on the exposure to the underlying security borrowed.

The following provides detail around the active management of credit risk by the consolidated entity:

The consolidated entity enters into master netting agreements with certain counterparties to manage the credit risk where it has trading derivatives in the Equity Markets and Treasury and Commodities divisions. Stock borrowing and reverse repurchase arrangements entered into by the consolidated entity with external counterparties normally require collateral in excess of 100% (which is consistent with industry practice). Mortgage insurance contracts are entered into in order to manage the credit risk around the mortgage portfolios. Other risk mitigation measures include blocked deposits, bank guarantees and letters of credit.

Other financial assets at fair value through profit or loss $m	Derivative financial instruments – positive values $m	Other assets $m	Debt investment securities available for sale $m	Life investment contracts and other unit holder investment assets $m	Credit commitments and contingent liabilities $m	Total $m
52	76	160	-	-	56	7,247
220	2,653	-	9,058	608	1,192	21,125
3,491	8,201	3,055	365	260	2,799	61,265
3,763	10,930	3,215	9,423	868	4,047	89,637
-	-	4	-	-	-	18
-	-	-	-	-	-	143
-	-	50	-	-	19	155
-	-	54	-	-	19	316
-	-	242	175	-	-	427
116	2,192	-	3,671	-	101	25,489
-	5,465	1,136	4	-	590	8,382
116	7,657	1,378	3,850	-	691	34,298
-	9	73	-	-	29	303
26	796	-	1,231	-	8	6,155
-	809	362	-	-	2,317	6,133
26	1,614	435	1,231	-	2,354	12,591
-	-	55	-	-	-	309
-	542	-	214	-	4	2,060
-	255	3,226	9	-	103	3,915
-	797	3,281	223	-	107	6,284
-	-	4	-	-	-	79
20	94	-	653	-	92	2,278
25	44	111	-	-	133	796
45	138	115	653	-	225	3,153
3,950	21,136	8,478	15,380	868	7,443	146,279
						146,279

Notes to the financial statements
for the financial year ended 31 March 2009 continued

Note 43.1. Credit risk continued

Maximum exposure to credit risk continued

Company 2009	Other assets $m	Due from subsidiaries $m	Credit commitments and contingent liabilities $m	Total $m
Australia				
Governments	85	-	-	85
Other	-	10,382	302	10,684
Total Australia	85	10,382	302	10,769
New Zealand				
Other	-	-	28	28
Total New Zealand	-	-	28	28
Europe				
Other	-	-	216	216
Total Europe	-	-	216	216
North America				
Other	-	8	216	224
Total North America	-	8	216	224
Asia				
Other	-	-	498	498
Total Asia	-	-	498	498
Total	85	10,390	1,260	11,735
Total gross credit risk				11,735

Company 2008	Other assets $m	Due from subsidiaries $m	Credit commitments and contingent liabilities $m	Total $m
Australia				
Other	1	13,885	61	13,947
Total Australia	1	13,885	61	13,947
North America				
Other	-	6	268	274
Total North America	-	6	268	274
Asia				
Other	-	-	59	59
Total Asia	-	-	59	59
Total	1	13,891	388	14,280
Total gross credit risk				14,280

Note 43.1. **Credit risk** continued

Credit quality of financial assets

The table below shows the credit quality by class of financial asset (based upon ultimate risk counterparty) for credit exposures, based on the consolidated entity's credit rating system.

Credit Quality – Consolidated 2009

	Neither past due nor impaired					
	Investment Grade $m	Below Investment Grade $m	Default $m	Unrated $m	Past due or individually impaired $m	Total $m
Due from banks	12,252	19	-	-	-	12,271
Cash collateral on securities borrowed and reverse repurchase agreements						5,096
Governments	1,522	195	-	-	-	1,717
Financial institutions	2,998	85	-	-	-	3,083
Other	277	19	-	-	-	296
Trading portfolio assets						5,897
Governments	4,484	-	-	-	-	4,484
Financial institutions	1,195	38	-	-	-	1,233
Other	81	99	-	-	-	180
Loan assets held at amortised cost						44,751
Governments	62	-	-	-	75	137
Financial institutions	5,235	1,922	38	-	120	7,315
Other	24,098	9,815	845	-	2,541	37,299
Other financial assets at fair value through profit or loss						5,715
Governments	-	-	-	-	-	-
Financial institutions	1,003	-	-	-	-	1,003
Other	4,084	568	-	-	60	4,712
Derivative financial instruments – positive values						27,428
Governments	478	4	-	-	-	482
Financial institutions	14,889	702	-	-	-	15,591
Other	9,299	2,056	-	-	-	11,355
Other assets						7,801
Governments	622	-	-	-	-	622
Financial institutions	-	-	24	-	5	29
Other	4,126	2,757	-	106	161	7,150
Debt investment securities available for sale						17,309
Governments	2,060	-	-	-	-	2,060
Financial institutions	14,321	164	-	-	-	14,485
Other	455	258	-	-	51	764
Life investment contracts and other unit holder assets						820
Financial institutions	739	-	-	-	-	739
Other	81	-	-	-	-	81
Total						127,088

Included in the past due category are balances in which an amount was overdue by one day or more.

Notes to the financial statements
for the financial year ended 31 March 2009
continued

Note 43.1. Credit risk continued

Credit quality of financial assets continued

Credit Quality – Consolidated 2008

	Neither past due nor impaired					
	Investment Grade $m	Below Investment Grade $m	Default $m	Unrated $m	Past due or individually impaired $m	Total $m
Due from banks	10,046	64	-	-	-	10,110
Cash collateral on securities borrowed and reverse repurchase agreements						22,906
Governments	6,030	72	-	-	-	6,102
Financial institutions	16,093	30	-	-	-	16,123
Other	671	10	-	-	-	681
Trading portfolio assets						3,601
Governments	1,144	2	-	-	-	1,146
Financial institutions	2,193	3	-	-	3	2,199
Other	246	10	-	-	-	256
Loan assets held at amortised cost						52,407
Governments	198	2	-	-	-	200
Financial institutions	5,159	167	-	-	1	5,327
Other	31,978	13,037	225	-	1,640	46,880
Other financial assets at fair value through profit or loss						3,950
Governments	52	-	-	-	-	52
Financial institutions	379	-	-	-	3	382
Other	512	3,000	-	-	4	3,516
Derivative financial instruments – positive values						21,136
Governments	82	3	-	-	-	85
Financial institutions	5,213	1,053	-	-	11	6,277
Other	10,656	4,118	-	-	-	14,774
Other assets						8,478
Governments	538	-	-	-	-	538
Other	4,703	2,701	-	160	376	7,940
Debt investment securities available for sale						15,380
Governments	175	-	-	-	-	175
Financial institutions	14,827	-	-	-	-	14,827
Other	92	76	1	-	209	378
Life investment contracts and other unit holder investment assets						868
Financial institutions	608	-	-	-	-	608
Other	260	-	-	-	-	260
Total						138,836

Included in the past due category are balances in which an amount was overdue by one day or more.

Note 43.1. **Credit risk** continued

Credit quality of financial assets continued

The table below shows the credit quality by class of financial asset (based upon ultimate risk counterparty) for credit exposures, based on the consolidated entity's credit rating system.

Credit Quality – Company 2009

	Neither past due nor impaired					
	Investment Grade $m	**Below Investment Grade $m**	**Default $m**	**Unrated $m**	**Past due or individually impaired $m**	**Total $m**
Other assets						**85**
Governments	**85**	**-**	**-**	**-**	**-**	**85**
Due from subsidiaries						**10,390**
Other	**10,374**	**-**	**-**	**16**	**-**	**10,390**
Total						**10,475**

Included in the past due category are balances in which an amount was overdue by one day or more.

Credit Quality – Company 2008

	Neither past due nor impaired					
	Investment Grade $m	Below Investment Grade $m	Default $m	Unrated $m	Past due or individually impaired $m	Total $m
Other assets						1
Other	1	-	-	-	-	1
Due from subsidiaries						13,891
Other	13,885	-	-	6	-	13,891
Total						13,892

Included in the past due category are balances in which an amount was overdue by one day or more.

Financial assets whose terms have been renegotiated

The table below includes the carrying value, as at the reporting date, of financial assets that would otherwise be past due or impaired whose terms have been renegotiated.

	Consolidated 2009 $m	Consolidated 2008 $m	**Company 2009 $m**	Company 2008 $m
Loans assets held at amortised cost				
Other	**29**	24	**-**	-

Notes to the financial statements
for the financial year ended 31 March 2009 continued

Note 43.1. Credit risk continued

Ageing analysis of assets past due but not impaired and impaired assets

Class of financial asset	Past due but not impaired: Less than 30 days $m	31 to 60 days $m	61 to 90 days $m	More than 90 days $m	Impaired $m	Total $m	Fair value of collateral held $m
						Consolidated 2009	
Loan assets held at amortised cost							
Governments	22	14	15	24	-	75	18
Financial institutions	25	31	1	22	41	120	16
Other	789	225	221	431	875	2,541	2,871
Other financial assets at fair value through profit or loss							
Other	27	10	9	14	-	60	21
Other assets							
Financial institutions	-	-	-	-	5	5	-
Other	62	14	11	43	31	161	-
Debt investment securities available for sale							
Other	-	-	-	-	51	51	-
Total	**925**	**294**	**257**	**534**	**1,003**	**3,013**	**2,926**

A facility is considered to be past due when a contractual payment falls overdue by one or more days. When a facility is classified as past due, the entire facility balance is disclosed in the past due analysis.

The factors taken into consideration by the consolidated entity when determining whether an asset is impaired are set out in note 2(xiii).

Of the collateral held against past due and impaired balances for loan assets held at amortised cost, $1,293 million (2008: $1,692 million) relates to collateral held against past due balances on residential mortgage facilities that are covered by mortgage insurance. A mortgage insurance claim will only be made in an instance where there is an outstanding balance on the mortgage facility after the receipt of proceeds on the disposal of the property held as security. The remaining collateral is made up of assets held as collateral against other loan and receivable balances.

The collateral held against past due and impaired balances for other assets, represents equity securities held as security against failed trade settlements.

Repossessed collateral

In the event of customer default on a residential mortgage facility, any loan security is usually held as mortgagee in possession and therefore the consolidated entity does not usually hold any real estate or other assets acquired through the enforcement of security.

During the year, the consolidated entity took possession of fixed assets and property assets with a carrying value of $25 million (2008: $38 million). These assets are in the process of being sold.

Note 43.1. **Credit risk** continued

Ageing analysis of assets past due but not impaired and impaired assets continued

Class of financial asset	Past due but not impaired: Less than 30 days $m	31 to 60 days $m	61 to 90 days $m	More than 90 days $m	Impaired $m	Total $m	Fair value of collateral held $m
						Consolidated 2008	
Trading portfolio assets							
Financial institutions	3	-	-	-	-	3	-
Loan assets held at amortised cost							
Financial institutions	-	-	-	-	1	1	-
Other	1,007	94	191	228	120	1,640	2,325
Other financial assets at fair value through profit or loss							
Financial institutions	-	-	-	3	-	3	-
Other	2	1	1	-	-	4	4
Derivative financial instruments – positive values							
Financial institutions	11	-	-	-	-	11	-
Other assets							
Other	207	60	31	34	44	376	46
Debt investment securities available for sale							
Other	-	-	-	1	208	209	-
Total	1,230	155	223	266	373	2,247	2,375

Notes to the financial statements
for the financial year ended 31 March 2009
continued

Note 43.2. Liquidity risk

Liquidity management

The consolidated entity's liquidity risk management framework ensures that both MGL and MBL are able to meet their funding requirements as they fall due under a range of market conditions.

Liquidity management is performed centrally by Group Treasury, with oversight from the Asset and Liability Committee, the MGL and MBL Board and the Risk Management Group. MGL Group's and MBL Group's liquidity policies are approved by their respective Board after endorsement by the Asset and Liability Committee. The Asset and Liability Committee includes the Chief Executive Officer, the Chief Financial Officer, Head of RMG, Treasurer and Business Group Heads.

Risk Management provides independent prudential oversight of liquidity risk management, including the independent validation of liquidity scenario assumptions, liquidity policies, and the required funding maturity profile.

Liquidity policy

MGL provides funding predominantly to the Non-Banking Group. As such, the MGL liquidity policy outlines the liquidity requirements for the Non-Banking Group. The key requirement of the policy is that MGL is able to meet all of its repayment obligations for the next 12 months with no access to funding markets.

Reflecting the longer term nature of the Non-Banking Group asset profile, MGL is funded predominantly with a mixture of capital and long term wholesale funding.

The MBL liquidity policy outlines the liquidity requirements for the Banking Group. The key requirement of the policy is that MBL is able to meet all of its repayment obligations for the next 12 months through a period of constrained access to wholesale funding markets.

The MBL liquidity policy was revised in July 2008. The revised policy requires additional scenario analysis and has extended the timeframes over which scenarios are modelled.

Scenario analysis

Scenario analysis is central to the consolidated entity's liquidity risk management framework. Group Treasury models a number of liquidity scenarios covering both market-wide crises and firm-specific crises. The objective of this modelling is to ensure MGL and MBL's ability to meet all repayment obligations under each scenario and determine the capacity for asset growth. The modelling includes 12 month liquidity scenarios significantly more severe than the conditions that have been experienced since August 2007.

Scenarios are run over a number of timeframes and a range of conservative assumptions are used with regard to access to capital markets, deposit outflows, contingent funding requirements and asset sales.

Liquid asset holdings

Group Treasury maintains a portfolio of highly liquid unencumbered assets in both MGL and MBL to ensure adequate liquidity is available in all funding environments, including worst case conditions. The minimum liquid asset requirement is calculated from internal scenario projections and also complies with regulatory minimum requirements.

To determine the minimum level of liquid assets, reference is made to the expected minimum cash requirement during a combined market-wide and firm-specific crisis scenario over a twelve month timeframe. This scenario assumes no access to new funding sources, a significant loss of deposits and contingent funding outflows resulting from undrawn commitments, market moves on derivatives and other margined positions. The size of the liquid asset portfolio must always exceed the minimum cash requirement as calculated in this model.

Liquidity contingency plan

Group Treasury maintains a liquidity contingency plan. The liquidity contingency plan defines roles and responsibilities and actions to be taken in a liquidity event. This includes identification of key information requirements and appropriate communication plans with both internal and external parties.

Specifically, the plan details factors that may constitute a crisis, the officer responsible for enacting the contingency management, a committee of senior executives who would be responsible for managing a crisis, the information required to effectively manage a crisis, a public relations strategy, a high level check list of actions to be taken, and contact lists to facilitate prompt communication with all key internal and external stakeholders. The liquidity contingency plan is subject to regular review (at least annually) by both Group Treasury and the Risk Management Group and is submitted to the Board for approval.

Funding transfer pricing

An internal funding transfer pricing system is in place which aims to align businesses with the overall funding strategy of the consolidated entity. Under this system the costs of long- and short-term funding are charged out, and credits are made to Business Units that provide long-term stable funding.

Note 43.2. **Liquidity risk** continued

Credit ratings

As at 31 March 2009, the credit ratings for each of our funding vehicles were as follows:

	Macquarie Group Limited			Macquarie Bank Limited		
	Short-term	Long-term	Outlook	Short-term	Long-term	Outlook
Fitch Ratings	F-1	A	Stable	F-1	A+	Stable
Moody's Investors Service	P-1	A2	Negative	P-1	A1	Negative
Standard & Poor's	A-2	A-	Negative	A-1	A	Negative

Contractual undiscounted cash flows

The table below summarises the maturity profile of the consolidated entity's financial liabilities as at 31 March based on contractual undiscounted repayment obligations. Repayments which are subject to notice are treated as if notice were given immediately. However, the consolidated entity expects that many customers will not request repayment on the earliest date the consolidated entity could be required to pay and the table does not reflect the expected cash flows indicated by the consolidated entity's deposit retention history.

Derivatives (other than those designated in a hedging relationship) and trading portfolio liabilities are included in the less than 3 months column at their fair value. Liquidity risk on these items is not managed on the basis of contractual maturity, since they are not held for settlement according to such maturity and will frequently be settled in the short term at fair value. Derivatives designated in a hedging relationship are included according to their contractual maturity.

Notes to the financial statements
for the financial year ended 31 March 2009 continued

Note 43.2. Liquidity risk continued

Contractual undiscounted cash flows continued

	On demand $m	Less than 3 months $m	3 to 12 months $m	1 to 5 years $m	Over 5 years $m	Total $m
					Consolidated 2009	
Due to banks	**1,266**	**240**	**598**	**9,495**	**1,611**	**13,210**
Cash collateral on securities lent and repurchase agreements	**1,930**	**1,650**	**509**	**-**	**-**	**4,089**
Trading portfolio liabilities	**-**	**2,161**	**-**	**-**	**-**	**2,161**
Derivative financial instruments (trading)	**-**	**25,747**	**-**	**-**	**-**	**25,747**
Derivative financial instruments (hedging relationship)						
Contractual amounts payable	**243**	**9,326**	**7,049**	**5,600**	**46**	**22,264**
Contractual amounts receivable	**(227)**	**(9,408)**	**(6,795)**	**(5,380)**	**(26)**	**(21,836)**
Deposits	**13,108**	**7,040**	**1,637**	**165**	**-**	**21,950**
Debt issued at amortised cost[1]	**1**	**6,944**	**11,377**	**31,051**	**4,895**	**54,268**
Other liabilities[2]	**-**	**8,058**	**-**	**-**	**-**	**8,058**
Other financial liabilities at fair value through profit or loss	**115**	**1,992**	**1,170**	**2,199**	**1,898**	**7,374**
Life investment contracts and other unit holder liabilities	**-**	**4,312**	**-**	**-**	**-**	**4,312**
Macquarie Convertible Preference Securities	**-**	**33**	**33**	**833**	**-**	**899**
Subordinated debt	**-**	**15**	**276**	**1,797**	**6**	**2,094**
Total undiscounted cash flows	**16,436**	**58,110**	**15,854**	**45,760**	**8,430**	**144,590**
					Consolidated 2008	
Due to banks	2,599	1,554	548	5,947	516	11,164
Cash collateral on securities lent and repurchase agreements	3,437	3,128	7,323	-	-	13,888
Trading portfolio liabilities	-	11,825	-	-	-	11,825
Derivative financial instruments (trading)	-	20,492	-	-	-	20,492
Derivative financial instruments (hedging relationship)						
Contractual amounts payable	-	2,730	2,508	4,139	796	10,173
Contractual amounts receivable	-	(2,610)	(2,166)	(3,621)	(887)	(9,284)
Deposits	8,936	4,802	830	476	833	15,877
Debt issued at amortised cost[1]	823	15,807	24,617	18,414	3,049	62,710
Other liabilities[2]	-	7,991	-	-	-	7,991
Other financial liabilities at fair value through profit or loss	1,340	575	818	3,701	341	6,775
Life investment contracts and other unit holder liabilities	-	5,689	-	-	-	5,689
Subordinated debt	6	34	110	1,112	2,047	3,309
Total undiscounted cash flows	17,141	72,017	34,588	30,168	6,695	160,609

(1) Included in this balance are amounts payable to SPE note holders. The contractual maturity of the notes are dependant on the repayment of the underlying loans. This has been reflected in the maturity analysis.

(2) Excludes items that are not financial instruments and non-contractual accruals and provisions.

The maturity profiles of commitments are set out in notes 40 to 41.

Note 43.2. Liquidity risk continued

Contractual undiscounted cash flows continued

	On demand $m	Less than 3 months $m	3 to 12 months $m	1 to 5 years $m	Over 5 years $m	Total $m
						Company 2009
Due to banks	**-**	**52**	**-**	**8,125**	**-**	**8,177**
Deposits	**-**	**104**	**-**	**-**	**-**	**104**
Due to subsidiaries	**119**	**34**	**3,870**	**-**	**-**	**4,023**
Total undiscounted cash flows	**119**	**190**	**3,870**	**8,125**	**-**	**12,304**
						Company 2008
Due to banks	-	83	198	5,464	-	5,745
Due to subsidiaries	56	2,683	1,862	4,989	-	9,590
Total undiscounted cash flows	56	2,766	2,060	10,453	-	15,335

Note 43.3. Market risk

Market risk is the exposure to adverse changes in the value of the consolidated entity's trading portfolios as a result of changes in market prices or volatility. The consolidated entity is exposed to the following risks in each of the major markets in which it trades:

- foreign exchange and bullion: changes in spot and forward exchange rates and bullion prices and the volatility of exchange rates and bullion prices;
- interest rates and debt: changes in the level, shape and volatility of yield curves, the basis between different debt securities and derivatives and credit margins;
- equities: changes in the price and volatility of individual equities, equity baskets and equity indices, including the risks arising from equity underwriting activity;
- commodities and energy: changes in the price and volatility of gold, silver and base metals, agricultural commodities and energy products; and
- to the correlation of market prices and rates within and across markets.

It is recognised that trading activities which give rise to market exposures contain an element of risk taking. The consolidated entity is prepared to accept such risks provided they are correctly identified, calculated and monitored by RMG, and reported to senior management on a regular basis.

RMG monitors positions within the consolidated entity according to a limit structure which sets limits for all exposures in all markets. Limits are for both individual trading desks and divisions as well as in aggregate. Trigger limits for the consolidated entity as a whole ensure that if several trading book limits are being used simultaneously, the aggregate level of risk is in line with the global risk appetite articulated in the economic capital model.

RMG sets three complementary limit structures:

- Contingent Loss Limits: a wide range of price and volatility scenarios, including comprehensive worst case, or stress scenarios. Worst case scenarios include market movements larger than have occurred historically. Multiple scenarios are set for each market to capture the non-linearity and complexity of exposures arising from derivatives. A wide range of assumptions about the correlations between markets is applied;
- Position Limits: volume, maturity and open position limits are set on a large number of market instruments and positions in order to constrain concentration risk and to avoid the accumulation of risky, illiquid positions; and
- Value-at-Risk (VaR) Limits: statistical measure based on a 10-day holding period and a 99 per cent confidence level, as stipulated by the APRA capital adequacy standard. The model is validated daily by back testing a 1-day VaR against hypothetical and actual daily trading profit or loss.

MGL is not directly exposed to any material market risk.

Notes to the financial statements
for the financial year ended 31 March 2009 continued

Note 43.3. Market risk continued

Value-at-Risk (VaR) figures

The table below shows the average, maximum and minimum VaR over the year for the major markets in which the consolidated entity operates. The VaR shown in the table is based on a one-day holding period. The aggregated VaR is on a correlated basis.

Consolidated	2009 Average $m	2009 Maximum $m	2009 Minimum $m	2008 Average $m	2008 Maximum $m	2008 Minimum $m
Equities	**5.79**	**16.41**	**3.27**	7.45	15.30	4.37
Interest rates	**5.25**	**10.04**	**2.52**	3.22	5.51	2.12
Foreign exchange and bullion	**5.00**	**14.97**	**1.49**	3.15	7.77	1.25
Commodities	**9.03**	**17.04**	**0.20**	10.80	17.70	3.73
Aggregate	**13.01**	**24.17**	**9.28**	13.55	19.54	8.69

Value-at-Risk

The VaR model uses a Monte Carlo simulation to generate normally distributed price and volatility paths, based on three to ten years of historical data. VaR focuses on unexceptional price moves, it does not account for losses that could occur beyond the 99% level of confidence. These factors can limit the effectiveness of VaR in predicting future price moves when changes to future risk factors deviate from the movements expected by the above assumptions. For capital adequacy purposes, debt-specific risk is measured using APRA's standard method, whilst all other exposures are captured by the VaR model. This combined approach has been approved by APRA and is subject to periodic review.

Interest rate risk

The consolidated entity also has exposure to non-traded interest rate risk generated by banking products such as loans and deposits. Banking businesses have small limits to accumulate marketable parcels of interest rate risk. Wherever possible, these interest rate risks are transferred to the consolidated entity's Treasury and Commodities business and managed within traded market risk limits and are included within the VaR figures presented above. Some residual interest rate risks remain in the banking book as an unavoidable consequence of doing business. Residual risks have independent limits that are monitored by RMG.

Certain interest rate derivative transactions are undertaken to economically hedge interest rate risk associated with the MIPS. As the MIPS are classified as equity for accounting and the hedge accounting requirements cannot be met, the volatility arising from recognising these derivatives at fair value is reflected in the income statement. Interest rate sensitivity on these derivatives is not reflected in the VaR numbers above. Indicatively, a 50 basis point increase/decrease in interest rates would result in a decrease/increase in profit before tax of $20 million (2008: $34 million) respectively.

Other than the volatility on the derivatives described above, there are no material interest rate risks within the consolidated entity.

Foreign currency risk

The consolidated entity is exposed to foreign currency risk arising from transactions entered into in its normal course of business and as a result of the consolidated entity's investments in foreign operations. Movements in foreign currency exchange rates will result in gains or losses in the income statement due to the revaluation of certain balances or in movements in the Foreign Currency Translation Reserve due to the revaluation of foreign operations.

In order to appropriately manage this risk it is consolidated entity policy that non-trading foreign currency exposures are appropriately hedged unless specifically approved by RMG, and trading foreign currency exposures remain within trading limits set by RMG.

Responsibility for monitoring and managing foreign currency exposures arising from transactions rests with individual businesses which will enter into internal transactions as necessary to transfer the underlying foreign exchange risk to our trading businesses. Any residual foreign exchange risk residing in non-trading business units is included in the internal model capital calculation by RMG.

Foreign currency exposures arise on the consolidated entity's net investment in foreign operations with functional currencies other than the Australian dollar for both the consolidated entity and the Company. Forward foreign exchange contracts, or borrowings in the same currency as the exposure, are designated as hedges under Australian accounting standards and offset movements on the net assets within foreign operations and are transferred to the Foreign Currency Translation Reserve.

As a result of the operation of the consolidated entity's foreign exchange policy, the consolidated entity is not exposed to any material residual foreign currency risk.

Note 43.3. Market risk continued

Equity price risk

The table below indicates the equity markets to which the consolidated entity had significant exposure at 31 March on its non-trading investment portfolio excluding interests in associates and joint ventures. The effect on equity (as a result of a change in the fair value of equity instruments held as available for sale at 31 March) and the income statement due to a reasonably possible change in equity prices, with all other variables held constant, is as follows:

	2009			2008		
Geographic region	**Movement in equity price %**	**Sensitivity of profit before tax $m**	**Sensitivity of equity after tax $m**	Movement in equity price %	Sensitivity of profit before tax $m	Sensitivity of equity after tax $m
Listed						**Consolidated**
Australia	**+10**	**0.6**	**11.4**	+10	7.5	26.6
America	**+10**	**2.1**	**2.1**	+10	9.5	7.9
Europe	**+10**	**-**	**0.9**	+10	3.3	6.0
Asia	**+10**	**-**	**4.5**	+10	-	10.0
Other	**+10**	**-**	**0.2**	+10	-	2.1
Unlisted	**+10**	**0.1**	**36.3**	+10	0.7	22.0
Listed						
Australia	**-10**	**(0.4)**	**(11.4)**	-10	(7.1)	(26.6)
America	**-10**	**(2.1)**	**(2.1)**	-10	(9.2)	(7.9)
Europe	**-10**	**-**	**(0.9)**	-10	(3.2)	(6.0)
Asia	**-10**	**-**	**(4.5)**	-10	-	(10.0)
Other	**-10**	**-**	**(0.2)**	-10	-	(2.1)
Unlisted	**-10**	**(0.1)**	**(36.3)**	-10	(0.7)	(22.0)

Notes to the financial statements
for the financial year ended 31 March 2009 continued

Note 44. Average interest bearing assets and liabilities and related interest

	Consolidated 2009			Consolidated 2008		
	Average Balance $m	Income/ (expense) $m	Average rate %	Average Balance $m	Income/ (expense) $m	Average rate %
Assets						
Interest bearing assets						
Due from banks	**11,392**	**394**	3.5	10,565	541	5.1
Cash collateral on securities borrowed and reverse repurchase agreements	**14,956**	**449**	3.0	26,104	1,221	4.7
Trading portfolio assets	**3,947**	**271**	6.9	3,994	258	6.5
Loan assets held at amortised cost	**50,579**	**3,862**	7.6	50,094	3,874	7.7
Other financial assets at fair value through profit or loss	**4,710**	**397**	8.4	943	72	7.6
Other assets	**-**	**-**	-	22	2	7.8
Investment securities available for sale	**16,707**	**1,030**	6.2	10,287	719	7.0
Net interest in associates and joint ventures using the equity method	**402**	**17**	4.2	227	11	5.0
Total interest bearing assets	**102,693**	**6,420**		102,236	6,698	
Total non-interest bearing assets	**69,078**			59,782		
Total assets	**171,771**			162,018		
Liabilities						
Interest bearing liabilities						
Due to banks	**10,672**	**(520)**	4.9	6,834	(473)	6.9
Cash collateral on securities lent and repurchase agreements	**9,679**	**(333)**	3.4	10,991	(593)	5.4
Trading portfolio liabilities	**2,052**	**(126)**	6.2	3,027	(189)	6.2
Deposits	**19,109**	**(970)**	5.1	16,992	(861)	5.1
Debt issued at amortised cost	**51,633**	**(3,188)**	6.2	56,442	(3,521)	6.2
Other financial liabilities at fair value through profit or loss	**3,637**	**(209)**	5.7	1,124	(56)	5.0
Other liabilities	**110**	**(6)**	7.4	568	(37)	6.5
Loan capital						
Macquarie Convertible Preference Securities	**435**	**(32)**	7.4	-	-	-
Subordinated debt	**1,960**	**(98)**	5.0	2,584	(151)	5.8
Total interest bearing liabilities	**99,287**	**(5,482)**		98,562	(5,881)	
Total non-interest bearing liabilities	**62,549**			54,335		
Total liabilities	**161,836**			152,897		
Net assets	**9,935**			9,121		
Equity						
Contributed equity						
Ordinary share capital	**4,759**			4,177		
Treasury shares	**(4)**			(11)		
Exchangeable shares	**124**			-		
Reserves	**230**			458		
Retained earnings	**3,632**			3,270		
Total capital and reserves attributable to equity holders of Macquarie Group Limited	**8,741**			7,894		
Minority interest	**1,194**			1,227		
Total equity	**9,935**			9,121		

Note 45. Maturity analysis of monetary assets and liabilities

The table below details the maturity distribution of selected monetary assets and liabilities. Maturities represent the remaining contractual maturity as at 31 March 2009 to the repayment date.

	At call $m	3 months or less $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m	No maturity specified $m	Total $m
Assets						**Consolidated 2009**	
Cash and balances with central banks	141	-	-	-	-	-	141
Due from banks	9,048	3,161	15	37	10	-	12,271
Cash collateral on securities borrowed and reverse repurchase agreements	1,902	3,149	35	10	-	-	5,096
Trading portfolio assets	-	9,260	-	-	-	-	9,260
Loan assets held at amortised cost	3,101	1,553	1,879	13,323	4,505	-	24,361
Other financial assets at fair value through profit or loss	6	1,965	1,766	3,135	1,038	-	7,910
Debt investment securities available for sale	1,731	10,316	2,582	1,903	777	-	17,309
Life investment contracts and other unit holder investment assets[1]	106	497	186	36	-	3,489	4,314
Sub-total monetary assets	16,035	29,901	6,463	18,444	6,330	3,489	80,662
Loan assets held at amortised cost by SPEs[2]	-	1,549	4,028	10,793	4,020	-	20,390
Total monetary assets	16,035	31,450	10,491	29,237	10,350	3,489	101,052
Liabilities							
Due to banks	990	277	482	8,564	1,545	-	11,858
Cash collateral on securities lent and repurchase agreements	1,610	921	1,422	-	-	-	3,953
Trading portfolio liabilities	-	2,161	-	-	-	-	2,161
Deposits	12,746	5,968	1,568	834	752	-	21,868
Debt issued at amortised cost	4	5,045	6,727	16,349	14	-	28,139
Other financial liabilities at fair value through profit or loss	-	485	1,002	3,172	1,544	-	6,203
Life investment contracts and other unit holder liabilities	-	-	-	-	-	4,312	4,312
Macquarie Convertible Preference Securities[3]	-	-	-	591	-	-	591
Subordinated debt at amortised cost[4]	-	-	-	-	1,496	-	1,496
Subordinated debt at fair value through profit or loss[4]	-	-	-	-	451	-	451
Sub-total monetary liabilities	15,350	14,857	11,201	29,510	5,802	4,312	81,032
Debt issued at amortised cost by SPEs[2]	-	2,452	8,571	6,537	2,571	-	20,131
Total monetary liabilities	15,350	17,309	19,772	36,047	8,373	4,312	101,163

(1) The life business offers an investment linked product. Policy holders are primarily exposed to the liquidity risk on life investment contract assets. The members are subject to liquidity risk on the surplus in the life investment contract statutory funds.

(2) Loan assets held at amortised cost by SPEs are shown at expected repayment maturities and debt issued at amortised cost by SPEs are shown at expected extinguishment maturities.

(3) Macquarie Convertible Preference Securities are mandatorily converted into Macquarie ordinary shares (subject to certain conditions being satisfied) or redeemed on 30 June 2013.

(4) Subordinated debt is shown at contractual maturities, although call options available may lead to earlier repayment at the discretion of the consolidated entity and subject to APRA approval.

Notes to the financial statements
for the financial year ended 31 March 2009 continued

Note 45. Maturity analysis of monetary assets and liabilities continued

	At call $m	3 months or less $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m	No maturity specified $m	Total $m
Assets							Consolidated 2008
Cash and balances with central banks	7	-	-	-	-	-	7
Due from banks	6,566	-	-	3,544	-	-	10,110
Cash collateral on securities borrowed and reverse repurchase agreements	8,745	13,879	282	-	-	-	22,906
Trading portfolio assets	-	15,807	-	-	-	-	15,807
Loan assets held at amortised cost	5,896	4,626	2,474	4,983	10,350	-	28,329
Other financial assets at fair value through profit or loss	422	111	217	3,230	151	-	4,131
Debt investment securities available for sale	1,808	10,125	1,060	1,717	670	-	15,380
Life investment contracts and other unit holder investment assets[1]	75	630	160	-	-	4,834	5,699
Sub-total monetary assets	23,519	45,178	4,193	13,474	11,171	4,834	102,369
Loan assets held at amortised cost by SPEs[2]	-	1,763	4,570	12,232	5,513	-	24,078
Total monetary assets	23,519	46,941	8,763	25,706	16,684	4,834	126,447
Liabilities							
Due to banks	2,005	601	1,185	5,842	408	-	10,041
Cash collateral on securities lent and repurchase agreements	5,713	852	7,216	-	-	-	13,781
Trading portfolio liabilities	-	11,825	-	-	-	-	11,825
Deposits	8,931	4,765	814	449	824	-	15,783
Debt issued at amortised cost	832	13,163	13,024	4,419	1,719	-	33,157
Other financial liabilities at fair value through profit or loss	214	579	1,909	3,342	244	-	6,288
Life investment contracts and other unit holder liabilities	-	-	-	-	-	5,689	5,689
Subordinated debt at amortised cost[3]	-	-	-	-	1,704	-	1,704
Subordinated debt at fair value through profit or loss[3]	-	-	-	-	646	-	646
Sub-Total Monetary Liabilities	17,695	31,785	24,148	14,052	5,545	5,689	98,914
Debt issued at amortised cost by SPEs[2]	-	2,028	11,205	10,600	125	-	23,958
Total monetary liabilities	17,695	33,813	35,353	24,652	5,670	5,689	122,872

(1) The life investment contract business offers an investment linked product. Policy holders are primarily exposed to the liquidity risk on life investment contract assets. The members are subject to liquidity risk on the surplus in the life investment contract statutory funds.

(2) Loan assets held at amortised cost by SPEs are shown at expected repayment maturities and debt issued at amortised cost by SPEs are shown at expected extinguishment maturities.

(3) Subordinated debt is shown at contractual maturities, although call options available may lead to earlier repayment at the discretion of the consolidated entity and subject to APRA approval.

Note 45. Maturity analysis of monetary assets and liabilities continued

	At call $m	3 months or less $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m	No maturity specified $m	Total $m
Assets							**Company 2009**
Due from subsidiaries	-	1,305	2,500	6,585	-	-	10,390
Total monetary assets	-	1,305	2,500	6,585	-	-	10,390
Liabilities							
Due to banks	-	-	-	7,393	-	-	7,393
Deposits	-	104	-	-	-	-	104
Due to subsidiaries	119	1,300	2,500	-	-	-	3,919
Total monetary liabilities	119	1,404	2,500	7,393	-	-	11,416

	At call $m	3 months or less $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m	No maturity specified $m	Total $m
Assets							Company 2008
Due from subsidiaries	5,089	1,202	3,800	3,800	-	-	13,891
Total monetary assets	5,089	1,202	3,800	3,800	-	-	13,891
Liabilities							
Due to banks	-	-	-	4,864	-	-	4,864
Due to subsidiaries	53	1,202	3,800	3,800	-	-	8,855
Total monetary liabilities	53	1,202	3,800	8,664	-	-	13,719

Notes to the financial statements
for the financial year ended 31 March 2009 continued

Note 46. Fair values of financial assets and liabilities

Fair value reflects the amount for which an asset could be exchanged or a liability settled, between knowledgeable, willing parties in an arm's length transaction. Quoted prices or rates are used to determine fair value where an active market exists. If the market for a financial instrument is not active, fair values are estimated using present value or other valuation techniques, using inputs based on market conditions prevailing on the measurement date.

The values derived from applying these techniques are affected by the choice of valuation model used and the underlying assumptions made regarding inputs such as timing and amounts of future cash flows, discount rates, credit risk, volatility and correlation.

The following methods and significant assumptions have been applied in determining the fair values of financial instruments:

- Trading portfolio assets and liabilities, financial assets and liabilities at fair value through profit or loss, derivative financial instruments and other transactions undertaken for trading purposes are measured at fair value by reference to quoted market prices when available (e.g. listed securities). If quoted market prices are not available, then fair values are estimated on the basis of pricing models or other recognised valuation techniques;
- Investment securities classified as available for sale are measured at fair value by reference to quoted market prices when available (e.g. listed securities). If quoted market prices are not available, then fair values are estimated on the basis of pricing models or other recognised valuation techniques. Unrealised gains and losses, excluding impairment write-downs, are recorded in the available for sale reserve in equity until the asset is sold, collected or otherwise disposed of;
- Fair values of fixed rate loans and issued debt classified as at fair value through profit or loss is estimated by reference to current market rates offered on similar loans;
- For financial instruments carried at fair value the determination of fair value includes credit risk (i.e. the premium over the basic interest rate). Counterparty credit risk inherent in these instruments is factored into their valuations via credit valuation adjustments (CVA). This amount represents the estimated market value of protection required to hedge credit risk from counterparties, taking into account expected future exposures, collateral, and netting arrangements. CVA is determined when the market price (or parameter) is not indicative of the credit quality of the specific counterparty. Where financial instruments are valued using an internal model that utilises observable market parameters, market practice is to quote parameters equivalent to an interbank credit rating (that is, all counterparties are assumed to have the same credit quality). Consequently, a CVA calculation is necessary to reflect the credit quality of each derivative counterparty to arrive at fair value; and
- The consolidated entity's own credit risk is factored into the valuations of liabilities measured at fair value via debit valuation adjustments (DVA). This is because credit risk affects what the transaction price of the liability would have been in an arm's length exchange motivated by normal business considerations (eg it affects the value at which liabilities could be repurchased or settled, the observed market price of quoted debt securities and the contract interest rate offered when debt is initially raised). Consequently, changes in the credit quality of the consolidated entity are reflected in valuations where the credit risk would be considered by market participants and excludes fully collateralised transactions and other instruments for which it is established market practice not to include an entity-specific adjustment for own credit. The methodology to determine the adjustment is consistent with CVA and incorporates the consolidated entity's credit spread, for the term of the liability measured, as observed through the credit default swap market. This amount represents the estimated difference in the market value of identical obligations.

Where valuation techniques are used to determine fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. All models are certified before they are used, and models are calibrated periodically to test that outputs reflect prices from observable current market transactions in the same instrument or other available observable market data. To the extent possible, models use only observable market data (e.g. for OTC derivatives), however management is required to make assumptions for certain inputs that are not supported by prices from observable current market transactions in the same instrument, such as, volatility and correlation. Changing these assumptions to reasonably possible alternative assumptions, for those financial instruments for which fair values were determined in whole or in part using valuation techniques based on such assumptions (e.g. for certain exotic or structured financial instruments), would not significantly change the fair values recognised in the financial statements.

The following methods and significant assumptions have been applied in determining the fair values of financial instruments which are carried at amortised cost:

- The fair values of liquid assets and other instruments maturing within 3 months approximate their carrying amounts. This assumption is applied to liquid assets and the short-term elements of all other financial assets and financial liabilities;
- The fair value of demand deposits with no fixed maturity is approximately their carrying amount as they are short term in nature or are payable on demand;

Note 46. Fair values of financial assets and liabilities continued

- The fair values of variable rate financial instruments, including loan assets and liabilities carried at amortised cost, cash collateral on securities borrowed/cash collateral on securities lent and reverse repurchase/repurchase agreements, are approximated by their carrying amounts. The fair value of loan assets repayable without penalty is approximated by their carrying value;
- The fair value of fixed rate loans and debt carried at amortised cost is estimated by reference to current market rates offered on similar loans and the creditworthiness of the borrower;
- The fair value of debt issues and subordinated debt is based on market prices where available. Where market prices are not available the fair value is based on discounted cashflows using rates appropriate to the term and issue and incorporates changes in the consolidated entity's own credit spread;
- Substantially all of the consolidated entity's commitments to extend credit are at variable rates. As such, there is no significant exposure to fair value fluctuations resulting from interest rate movements relating to these commitments; and
- In the separate financial statements of the Company, the fair value of balances due from/to subsidiaries is approximated by their carrying amount as the balances are generally receivable/payable on demand.

The tables below summarise the carrying value and fair value of all financial assets and liabilities held at amortised cost of the consolidated entity and Company at 31 March 2009:

	2009 Carrying amount $m	2009 Fair value $m
	Consolidated	
Assets		
Due from banks	12,271	12,271
Loan assets held at amortised cost	44,751	44,984
Total financial assets	57,022	57,255
Liabilities		
Due to banks	11,858	11,004
Deposits	21,868	21,868
Debt issued at amortised cost	48,270	47,687
Macquarie Convertible Preference Securities	591	553
Subordinated debt at amortised cost	1,496	725
Total financial liabilities	84,083	81,837

	2009 Carrying amount $m	2009 Fair value $m
	Company	
Assets		
Due from subsidiaries	10,390	10,390
Total financial assets	10,390	10,390
Liabilities		
Due to banks	7,393	6,443
Deposits	104	104
Due to subsidiaries	3,919	3,760
Total financial liabilities	11,416	10,307

The fair value equivalent of financial assets and financial liabilities held at amortised cost at 31 March 2008 has not been disclosed on the basis that the fair value was not materially different from the carrying value.

Notes to the financial statements
for the financial year ended 31 March 2009 continued

Note 47. Audit and other services provided by PricewaterhouseCoopers

During the year, the auditor of the Company and consolidated entity, PwC, and its related practices earned the following remuneration:

	Consolidated 2009 $'000	Consolidated 2008 $'000	Company 2009 $'000	Company 2008 $'000
PwC – Australian firm				
Audit and review of financial reports of the Company or any subsidiary of the Company	**6,993**	5,745	**16**	15
Other audit-related work	**1,855**	1,374	**-**	31
Other assurance services	**862**	904	**552**	288
Total audit and other assurance services	**9,710**	8,023	**568**	334
Advisory services	**1,283**	76	**-**	-
Taxation	**620**	836	**-**	-
Total remuneration paid to PwC - Australian firm	**11,613**	8,935	**568**	334
Related practices of PwC – Australian firm (including PwC – overseas firms)				
Audit and review of financial reports of the Company or any subsidiary of the Company	**7,117**	5,144	**-**	-
Other audit-related work	**57**	193	**-**	-
Other assurance services	**1,183**	434	**-**	-
Total audit and other assurance services	**8,357**	5,771	**-**	-
Advisory services	**2,422**	1,242	**-**	-
Taxation	**2,070**	1,625	**-**	-
Total remuneration paid to related practices of PwC - Australian firm	**12,849**	8,638	**-**	-
Total remuneration paid to PwC	**24,462**	17,573	**568**	334

Use of PwC's services for engagements other than audit and assurance is restricted in accordance with the Company's Auditor Independence policy. These assignments are principally tax compliance and agreed upon assurance procedures in relation to acquisitions.

Certain fees for advisory services are in relation to Initial Public Offerings and due diligence services for new funds. These fees may be recovered by the consolidated entity upon the successful establishment of the funds.

It is the Company's policy to seek competitive tenders for all major advisory projects.

Note 48. Acquisitions and disposals of subsidiaries and businesses

Significant entities and businesses acquired or consolidated due to acquisition of control:

- **Macquarie Securities (Thailand) Limited**

  On 3 September 2008, a subsidiary of MGL acquired the remaining 51 per cent interest not previously owned of Macquarie Securities (Thailand) Limited, an entity engaged in the business of providing stockbroking services and other equity-related transactions.

- **Chartreuse et Mont Blanc**

  On 12 November 2008, a subsidiary of MGL acquired 49 per cent (99.99 per cent voting rights) of Chartreuse et Mont Blanc, a manufacturer of ski equipment.

- **Constellation Energy**

  On 29 March 2009, a subsidiary of MGL acquired certain trading assets and other assets and liabilities of Constellation Energy's US-based downstream natural gas trading business. In accordance with AASB 3 *Business Combinations*, provisional amounts for the initial accounting for Constellation Energy have been reported in this Financial Report.

Other entities acquired during the financial year are as follows:

Tension Services Germany GmbH, AOG Inc., First China Property Group Limited and its subsidiaries, Globalis Investments LLC, Four Corners Capital Management LLC, Fremantle Energy Holdings LLC, Allegiance Capital LLC, Energy Assets Limited and Olicc Technology Pty Ltd.

Aggregate details of the above entities and businesses (including disposal groups) acquired or consolidated due to acquisition of control are as follows:

	2009 $m	2008 $m
Fair value of net assets acquired		
Cash, other financial assets and other assets	**513**	998
Goodwill and other intangible assets	**45**	449
Property, plant and equipment and assets under operating leases[1]	**10**	300
Assets of disposal groups classified as held for sale	**683**	286
Payables, provisions, borrowings and other liabilities	**(439)**	(550)
Liabilities of disposal groups classified as held for sale	**(274)**	(102)
Minority interests	**-**	(15)
Minority interest in disposal groups classified as held for sale	**(179)**	(5)
Total fair value of net assets acquired	**359**	1,361
Restructure and operating costs – disposal groups classified as held for sale	**(110)**	-
Adjusted net assets	**249**	**1,361**
Purchase consideration		
Cash consideration and costs directly attributable to acquisition	**85**	1,228
Deferred consideration	**74**	133
Total purchase consideration	**159**	1,361
Net cash inflow/(outflow)		
Cash consideration and costs directly attributable to acquisition	**(85)**	(1,228)
Less cash and cash equivalents acquired	**130**	120
Net cash inflow/(outflow)	**45**	(1,108)

(1) The prior year balance includes assets under operating leases of $212 million.

The operating results of these entities have not had a material impact on the results of the consolidated entity.

The 31 March 2008 comparatives relate to America's Water Heater Rentals LLC, Marine Services Holdings Limited, Orion Financial Inc. and CIT Equipment Leasing, being the material entities acquired or consolidated due to acquisition of control.

Notes to the financial statements
for the financial year ended 31 March 2009 continued

Note 48. Acquisitions and disposals of subsidiaries continued

Significant entities and businesses disposed of or deconsolidated due to loss of control:

- **Longview Oil and Gas**

  On 10 April 2008, a subsidiary of MGL disposed of its 100 per cent interest in Longview Oil and Gas.
- **MQ Japan Market Neutral Fund (Cayman Islands)**

  On 1 September 2008, a subsidiary of MGL disposed of its 100 per cent interest in MQ Japan Market Neutral Fund (Cayman Islands).
- **Italian mortgages business**

  On 31 October 2008, MBL, a subsidiary of MGL, disposed of its portfolio of Italian mortgages.
- **Margin lending business**

  On 8 January 2009, MBL, a subsidiary of MGL, disposed of the bulk of its margin lending portfolio to Leveraged Equities, a wholly owned subsidiary of Bendigo and Adelaide Bank Limited.
- **Macquarie Infrastructure Opportunities Fund Ltd**

  Between 31 October and 31 December 2008, a subsidiary of MGL disposed of its 100 per cent interest in Macquarie Infrastructure Opportunities Fund Ltd.

Other entities disposed of or deconsolidated during the financial year are as follows:

ConnectEast Management Limited

Aggregate details of the above entities and businesses disposed of or deconsolidated are as follows:

	2009 $m	2008 $m
Carrying value of assets and liabilities disposed of or deconsolidated		
Cash, other financial assets and other assets	**3,535**	656
Property, plant and equipment	**4**	3
Assets of disposal groups classified as held for sale	**80**	1,291
Payables, provisions, borrowings and other liabilities	**(31)**	(593)
Liabilities of disposal groups classified as held for sale	**(59)**	(1,181)
Minority interests	**-**	(9)
Total carrying value of assets and liabilities disposed of or deconsolidated	**3,529**	167
Net cash inflow		
Cash received	**3,424**	459
Less:		
Investment retained	**(1)**	(47)
Cash and cash equivalents disposed of or deconsolidated	**(17)**	(65)
Net cash inflow	**3,406**	347

The 31 March 2008 comparatives relate to Greater Peterborough Health Investment Plan and Emerging Markets Finance Limited, being the significant entities disposed of or deconsolidated due to loss of control.

Note 49. Events occurring after balance sheet date

There were no material events subsequent to 31 March 2009 that have not been reflected in the financial statements.

Macquarie Group Limited
Directors' declaration

In the Directors' opinion

(a) the financial statements and notes set out on pages 126 to 222 are in accordance with the Corporations Act 2001, including:

   (i) complying with Australian Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

   (ii) giving a true and fair view of the Company and consolidated entity's financial position as at 31 March 2009 and of their performance, as represented by the results of their operations and its cash flows, for the financial year ended on that date; and

(b) there are reasonable grounds to believe that Macquarie Group Limited will be able to pay its debts as and when they become due and payable; and

(c) the audited remuneration disclosures set out on pages 56 to 116 of the Directors' Report comply with Australian Accounting Standards and the Corporations Regulations 2001.

The Directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the Directors.

H Kevin McCann, AM
Non-Executive Director and
Acting Chairman

Nicholas Moore
Managing Director and
Chief Executive Officer

Sydney
30 April 2009

Independent audit report
to the members of Macquarie Group Limited

PRICEWATERHOUSECOOPERS

Report on the financial report

We have audited the accompanying financial report of Macquarie Group Limited (the Company), which comprises the balance sheet as at 31 March 2009, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration for both Macquarie Group Limited and the Macquarie Group (the consolidated entity). The consolidated entity comprises the Company and the entities it controlled at the year's end or from time to time during the financial year.

Directors' responsibility for the financial report

The directors of the Company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In note 2, the directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements*, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

Auditor's responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Independence

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*.

Auditor's opinion

In our opinion:

(a) the financial report of Macquarie Group Limited is in accordance with the *Corporations Act 2001*, including:

- (i) giving a true and fair view of the Company's and consolidated entity's financial position as at 31 March 2009 and of their performance for the year ended on that date; and
- (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001; and

(b) the financial report also complies with International Financial Reporting Standards as disclosed in note 2.

Report on the Remuneration Report

We have audited the Remuneration Report included in pages 56 to 116 of the directors' report for the year ended 31 March 2009. The directors of the Company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the *Corporations Act 2001*. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor's opinion

In our opinion, the Remuneration Report of Macquarie Group Limited for the year ended 31 March 2009, complies with section 300A of the *Corporations Act 2001*.

PricewaterhouseCoopers

PricewaterhouseCoopers

DH Armstrong

DH Armstrong
Partner
Sydney
30 April 2009

Macquarie Group Limited
Ten year history

With the exception of 31 March 2005, the financial information presented below has been based on the Australian standards adopted at each balance sheet date. The financial information for the full years ended 31 March 2005-2009 is based on the reported results using the Australian Standards that also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Years ended 31 March	2000	2001	2002	2003	2004	2005	2006	2007	2008	**2009**
Income statement ($ million)										
Total income from ordinary activities	1,337	1,649	1,822	2,155	2,823	4,197	4,832	7,181	8,248	**5,526**
Total expenses from ordinary activities	(1,036)	(1,324)	(1,467)	(1,695)	(2,138)	(3,039)	(3,545)	(5,253)	(6,043)	**(4,537)**
Operating profit before income tax	301	325	355	460	685	1,158	1,287	1,928	2,205	**989**
Income tax expense	(79)	(53)	(76)	(96)	(161)	(288)	(290)	(377)	(317)	**(15)**
Profit for the year	222	272	279	364	524	870	997	1,551	1,888	**974**
Macquarie Income Preferred Securities distributions	-	-	-	-	-	(28)	(51)	(54)	(50)	**(45)**
Other minority interests	-	1	-	(3)	(3)	(1)	(1)	(3)	(1)	**(25)**
Macquarie Income Securities distributions	(12)	(31)	(29)	(28)	(27)	(29)	(29)	(31)	(34)	**(33)**
Profit attributable to ordinary equity holders	210	242	250	333	494	812	916	1,463	1,803	**871**
Balance sheet ($ million)										
Total assets	23,389	27,848	30,234	32,462	43,771	67,980	106,211	136,389	167,250	**149,144**
Total liabilities	22,154	26,510	27,817	29,877	40,938	63,555	100,874	128,870	157,189	**139,584**
Net assets	1,235	1,338	2,417	2,585	2,833	4,425	5,337	7,519	10,061	**9,560**
Total loan assets	6,518	7,785	9,209	9,839	10,777	28,425	34,999	45,796	52,407	**44,751**
Impaired loan assets (net of provisions)	23	31	49	16	61	42	85	88	165	**952**
Share information[a]										
Cash dividends per share (cents per share)										
Interim	34	41	41	41	52	61	90	125	145	**145**
Final	52	52	52	52	70	100	125	190	200	**40**
Special[b]	-	-	-	50	-	40	-	-	-	**-**
Total	86	93	93	143	122	201	215	315	345	**185**
Basic earnings per share (cents per share)	124.3	138.9	132.8	164.8	233.0	369.6	400.3	591.6	670.6	**309.6**
Share price at 31 March ($)[a]	26.40	27.63	33.26	24.70	35.80	48.03	64.68	82.75	52.82	**27.05**
Ordinary share capital (million shares)[c]	171.2	175.9	198.5	204.5	215.9	223.7	232.4	253.9	274.6	**283.4**
Market capitalisation at 31 March (fully paid ordinary shares) ($ million)	4,520	4,860	6,602	5,051	7,729	10,744	15,032	21,010	14,503	**7,667**
Net tangible assets per ordinary share ($)[d]	5.80	5.15	7.94	8.23	10.72	13.97	16.63	22.86	28.18	**23.72**
Ratios										
Return on average ordinary shareholders' funds	28.1%	27.1%	18.7%	18.0%	22.3%	29.8%	26.0%	28.1%	23.7%	**9.9%**
Dividend payout ratio	70.0%	67.5%	73.6%	87.4%[b]	53.2%	53.2%	54.4%	54.3%	52.2%	**60.2%**
Expense/income ratio	77.5%	80.3%	80.5%	78.7%	75.7%	72.4%	73.4%	73.2%	73.3%	**82.1%**
Net loan losses as % of loan assets (excluding securitisation SPVs and segregated futures funds)	0.1%	0.1%	0.2%	0.0%	0.3%	0.2%	0.2%	0.1%	0.3%	**1.87%**
Assets under management ($ billion)[e]	26.3	30.9	41.3	52.3	62.6	96.7	140.3	197.2	232.0	**243.1**
Staff numbers[f]	4,070	4,467	4,726	4,839	5,716	6,556	8,183	10,023	13,107	**12,716**

(a) The Macquarie Bank Limited (now Macquarie Group Limited) ordinary shares were quoted on the Australian Stock Exchange (now Australian Securities Exchange) on 29 July 1996.

(b) The special dividend for 2003 was paid to release one-off franking credits to shareholders on entry into tax consolidation. Excluding the special dividend of 50 cents per share, the payout ratio would have been 56.8 per cent.

(c) Number of fully paid ordinary shares at 31 March, excluding options and partly paid shares.

(d) *Net tangible assets include intangibles (net of associated deferred tax assets and deferred liabilities) within assets and disposal* groups held for sale.

(e) The methodology used to calculate assets under management was revised in September 2005. Comparatives at 31 March 2005 have been restated in accordance with methodology.

(f) Includes both permanent staff (full time, part time and fixed term) and contractors (including consultants and secondees).

Investor information

Shareholder Calendar

Shareholders may wish to note the following dates:

2009

Date	Event
1 May	Full-year result announcement
15 May	Record date for ordinary final dividend
3 July	Payment date for ordinary final dividend
29 July	2009 Annual General Meeting
30 September	First half financial year end
30 October*	Half-year result announcement
13 November*	Record date for ordinary interim dividend
16 December*	Payment of ordinary interim dividend

2010

Date	Event
31 March	Full-year financial year end

2009 Annual General Meeting

This year's meeting will be held at 10.30am on Wednesday, 29 July 2009 at The Westin Sydney, in the Grand Ballroom, Lower Level, No. 1 Martin Place, Sydney NSW. Details of the business of the meeting will be forwarded to shareholders separately.

Stock Exchange Listing

Macquarie Group Limited is quoted on the ASX and its ordinary shares trade under the code MQG.
Macquarie Convertible Preference Securities are quoted on the ASX and trade under the code MQCPA.

Dividend Details

The Group generally pays a dividend on its fully paid ordinary shares twice a year following the final and interim results announcements. The proposed dates for the 2009 final dividend and the 2010 interim dividend are as follows:

Dividend announcement	Record date	Proposed payment date
1 May 2009	15 May 2009	3 July 2009
30 October 2009*	13 November 2009*	19 December 2009*

* These dates are subject to change

Investor information
continued

Dividend Reinvestment Plan (DRP)

The DRP allows shareholders to apply their dividends to acquire new Macquarie shares rather than receiving dividends in cash. Shares are allotted at the market value (as defined by the DRP rules) minus a 2.5 per cent discount.

American Depository Receipt (ADR) Program

In June 2005, Macquarie established an ADR program. The program effectively enables US investors to trade Macquarie Group shares in US dollars.

Macquarie ADRs are negotiable certificates issued by the Bank of New York, with one ADR representing one Macquarie share. They are traded under the symbol MQBKY and are classified as Level 1. They are not listed on any exchanges and are traded over-the-counter via brokers.

The register of ADRS is kept at:
BNY Mellon Shareowner Services
PO Box 358516
Pittsburgh, PA 15252-8516
USA

Toll-free telephone number for domestic callers:
1-888-BNY-ADRs

Telephone numbers for international callers:
+1 201-680-6825

Further information can be found at
www.bnymellon.com/shareowner
or by emailing shrrelations@bnymellon.com

Voting Rights

At meetings of members or classes of members each member may vote in person or by proxy, attorney or (if the member is a body corporate) corporate representative. On a show of hands every person present who is a member or a representative of a member has one vote and on a poll every member present in person or by proxy or attorney has:

(i) one vote for each fully paid share held; and

(i) that proportion of vote for any partly paid ordinary shares calculated in accordance with clause 8.18 of the Macquarie constitution.

A copy of the constitution is available at www.macquarie.com.au/au/about_macquarie/corporate_governance.htm

Enquiries

Investors who wish to enquire about any matter relating to their Macquarie Group Limited shareholding are invited to contact the Share Registry office below.

Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne Victoria 8060 Australia
Telephone: +61 3 9415 4000
Freecall: 1300 554 096
Facsimile: +61 3 9473 2500
Email: web.queries@computershare.com.au
Website: www.computershare.com

All other enquiries relating to your Macquarie Group Share investment can be directed to:

Investor Relations
Macquarie Group Limited
Level 7, No.1 Martin Place
Sydney New South Wales 2000 Australia
Telephone: +61 2 8232 5006
Facsimile: + 61 2 8232 4330
Email: macquarie.shareholders@macquarie.com
Website: www.macquarie.com.au/shareholdercentre

The Group's company secretary, Dennis Leong, may be contacted on the above numbers

Website

To view the Shareholder Review, the Interim and Annual Reports, presentations, dividend information and other investor information, visit www.macquarie.com.au/shareholdercentre

Fully paid ordinary shares

Twenty largest Ordinary Shareholders at 23 April 2009:	Ordinary Shares	% of Ordinary Shares
JP Morgan Nominees Australia Limited	43,039,382	15.18
HSBS Custody Nominees (Australia) Limited	39,145,148	13.81
National Nominees Limited	32,379,624	11.42
Citicorp Nominees Pty Limited	8,505,196	3.00
ANZ Nominees Limited - Cash Income A/C	6,865,133	2.42
AMP Life Limited	4,554,563	1.61
Cogent Nominees Pty Limited	4,133,927	1.46
Argo Investments Limited	3,780,360	1.33
Citicorp Nominees Pty Limited – CFS Wsle Geared Shr Fnd A/C	3,097,440	1.09
HSBC Custody Nominees (Australia) Limited - A/C 2	1,971,276	0.70
Queensland Investment Corporation	1,677,867	0.59
Australian Reward Investment Alliance	1,630,715	0.58
Cogent Nominees Pty Limited - SMP Accounts	1,545,568	0.55
UBS Nominees Pty Ltd	1,430,825	0.50
RBC Dexia Investor Services Australia Nominees Pty Limited	973,650	0.34
HSBC Custody Nominees (Australia) Limited-GSCO ECA	915,000	0.32
Citicorp Nominees Pty Limited - CFS Wsle Imputation Fnd A/C	862,158	0.30
BNP Paribas - BNP Cooper Neff A/C	810,977	0.29
RBC Dexia Investor Services Australia Nominees Pty Limited - MLCI A/C	765,180	0.27
Tasman Asset Management Ltd - Tyndall Australian Share Whole	738,943	0.26
Total	**158,822,932**	**56.03**

Substantial shareholders

At 23 April 2009 the following shareholders were registered by the Company as a substantial shareholder, having declared a relevant interest in accordance with the Corporations Act 2001 (Cth), in the voting shares below:

Holder	Ordinary shares	Date of Notice
AXA Asia Pacific Holdings Limited	16,345,491	20 July 2007
Barclays Group	14,460,231	28 March 2008
Capital Group Companies	14,634,728	20 February 2009

Details of ordinary Shareholding

Details of the spread of ordinary Shareholding at 23 April 2009 are as follows:

Range	Holders	Securities
1–1,000	113,570	34,395,018
1,001–5,000	17,270	34,195,719
5,001–10,000	1,411	9,987,339
10,001–100,000	917	22,694,567
100,001 shares and over	114	182,187,341
	133,282	**283,459,984**

3,922 shareholders (representing 36,881 fully paid shares) held less than a marketable parcel.

All 53,259,101 options on issue at 23 April 2009 are held by participants in the Group's Option Plan.

All 1,428,600 exchangeable shares on issue at 23 April 2009 are held by former key employees of Orion Financial Inc. The exchangeable shares were issued by a controlled entity and are eligible to be exchanged one for one for shares in Macquarie Group Limited. They expire in November 2017 and carry no Macquarie Group Limited voting rights.

There are also retention arrangements in place with key former Orion employees, under which a total of 218,500 new Macquarie Group Limited shares may be allocated within five years from the date of the Orion acquisition.

Investor information
continued

Convertible Preference Securities

Twenty largest Securityholders at 23 April 2009:	Convertible Preference Securities	% of Convertible Preference Securities
Questor Financial Services Limited - TPS RF A/C	320,225	5.34
RBC Dexia Investor Services Australia Nominees Pty Limited - MLCI A/C	250,344	4.17
JP Morgan Nominees Australia Limited	220,288	3.67
BT Portfolio Services Limited - Halcagni Pty Ltd A/C	150,000	2.50
MF Custodians Ltd	64,309	1.07
Citicorp Nominees Pty Limited	64,103	1.07
RBC Dexia Investor Services Australia Nominees Pty Limited - GSENIP A/C	62,145	1.04
JMB Pty Limited	50,000	0.83
RBC Dexia Investor Services Australia Nominees Pty Limited - NMSMT A/C	45,520	0.76
Cogent Nominees Pty Limited	44,753	0.75
Questor Financial Services Limited - TPS PIP A/C	44,100	0.74
Namrog Investments Pty Ltd	40,000	0.67
National Nominees Limited	38,305	0.64
HSBC Custody Nominees (Australia) Limited	37,036	0.62
UBS Wealth Management Australia Nominees Pty Ltd	29,972	0.50
Investment Custodial Services Limited - A/C	25,652	0.43
Mr Lesley Szekely & Mrs Suzaner Szekely & Ms Rachel Szekely & Mr Daniel Szekely - The Szekely Super Fund A/C	25,000	0.42
Cape White Financial Services Pty Ltd - The David Ragland S/F A/C	24,688	0.41
Avanti's Investments Limited - Avanti's Super Fund No 2 A/C	24,120	0.40
Fortis Clearing Nominees P/L - Next Custodian A/C	22,717	0.38
Total	**1,583,277**	**26.39**

Details of Convertible Preference Securities securityholdings

Details of the spread of Convertible Preference Securities at 23 April were as follows:

Range	Holders	Securities
1–1,000	7,410	2,420,090
1,001–5,000	606	1,361,633
5,001–10,000	42	311,895
10,001–100,000	36	965,525
100,001 shares and over	4	940,857
	8,098	**6,000,000**

No securityholders held less than a marketable parcel.

Glossary

AASB	Australian Accounting Standards Board
the Act	Corporations Act 2001 (Cth)
ADI	authorised deposit-taking institution
AGM	Annual General Meeting
AIFRS	Australian International Financial Reporting Standards
APRA	Australian Prudential Regulatory Authority
APS	Annual Profit Share
ASIC	Australian Securities & Investments Commission
ASX	Australian Securities Exchange or ASX Limited ABN 98 008 624 691 and the market operated by ASX Limited
ASX Recommendations	ASX Corporate Governance Council Principles & Recommendations
BACC	Board Audit and Compliance Committee
BBSW	Australian Financial Association's bank-bill rate, published daily on AAP Reuters page. The Australian equivalent of LIBOR, SIBOR etc.
BCGC	Board Corporate Governance Committee
BORM	Business Operational Risk Manager
BRC	Board Remuneration Committee
the Company	Macquarie Group Limited
consolidated entity	Macquarie Group Limited and its subsidiaries
CVA	credit valuation adjustments
DESOP	Deferred Exercise Share Option Plan
Directors	the Directors of Macquarie Group Limited (unless the context indicates otherwise)
DPS	Directors' Profit Share
DRP	Dividend Reinvestment Plan
DVA	debit valuation adjustments
ECAM	Economic Capital Adequacy Model
EPS	earnings per share
ERL	Equity Risk Limit
Equity Plan	Macquarie Group Employee Retained Equity Plan
FIRB	Foundation Internal Ratings Based Approach
FSF	Financial Stability Forum
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
Macquarie	Macquarie Group Limited ABN 94 122 169 279
Macquarie Bank	Macquarie Bank Limited ABN 46 008 583 542
Macquarie CPS	Macquarie Convertible Preference Securities
Macquarie Group	Consolidated entity
Macquarie ordinary shares	Macquarie Group Limited fully paid ordinary shares
MBL	Macquarie Bank Limited
MCR	minimum capital ratio
MEL	Macro-Economic-Linkages
MGEDSAP	Macquarie Group Executive Director Share Acquisition Plan
MGESOP	Macquarie Group Employee Share Option Plan
MGESP	Macquarie Group Employee Share Plan
MGL	Macquarie Group Limited
MGSSAP	Macquarie Group Staff Share Acquisition Plan
MIPS	Macquarie Income Preferred Securities
MIS	Macquarie Income Securities
NCD	negotiable certificates of deposit
NEDSAP	Non-Executive Director Share Acquisition Plan
NOHC	non-operating holding company
NPAT	net profit after tax
ORMF	Operational Risk Management Framework
RMG	Risk Management Group
ROE	return on equity
RPS	retained profit share
RWA	risk-weighted assets
SPE	special purpose entity
TSR	total shareholder returns
VaR	Volume at Risk

This page is intentionally left blank.

The Holey Dollar

In 1813 Governor Lachlan Macquarie overcame an acute currency shortage by purchasing Spanish silver dollars (then worth five shillings), punching the centres out and creating two new coins – the 'Holey Dollar' (valued at five shillings) and the 'Dump' (valued at one shilling and three pence).

This single move not only doubled the number of coins in circulation but increased their worth by 25 per cent and prevented the coins leaving the colony. Governor Macquarie's creation of the Holey Dollar was an inspired solution to a difficult problem and for this reason it was chosen as the symbol for the Macquarie Group.



Macquarie Group Head Office
No.1 Martin Place
Sydney NSW 2000
Australia

Tel: +61 2 8232 3333

Registered Office
Macquarie Group Limited
Level 7, No.1 Martin Place
Sydney NSW 2000
Australia

Tel: +61 2 8232 3333
Fax: +61 2 8232 4330

eTree

eTree

Macquarie is proud to be a Foundation Member of eTree, a Computershare Limited initiative with Landcare Australia which provides shareholders with an environmental incentive to elect to receive shareholder communications electronically. Macquarie shareholders can register to receive their shareholder communications, such as the Annual Report, electronically, by visiting www.etree.com.au/macquarie and registering their email address. For every shareholder who registers an email address Macquarie will donate $1 to Landcare Australia.

Designed by Frost*Design, Sydney   Print management by Octopus Solutions



www.macquarie.com.au

MACQUARIE GROUP MANAGEMENT DISCUSSION AND ANALYSIS

MACQUARIE GROUP
MANAGEMENT DISCUSSION AND ANALYSIS
YEAR ENDED 31 MARCH 2009

MACQUARIE



MACQUARIE GROUP LIMITED ACN 122 169 279

The Holey Dollar

In 1813 Governor Lachlan Macquarie overcame an acute currency shortage by purchasing Spanish silver dollars (then worth five shillings), punching the centres out and creating two new coins – the 'Holey Dollar' (valued at five shillings) and the 'Dump' (valued at one shilling and three pence).

This single move not only doubled the number of coins in circulation but increased their worth by 25 per cent and prevented the coins leaving the colony. Governor Macquarie's creation of the Holey Dollar was an inspired solution to a difficult problem and for this reason it was chosen as the symbol for the Macquarie Group.



Cover image: Constellation Energy

Constellation Energy is one of the largest marketers of natural gas in North America, providing physical natural gas to distribution companies, power generators, retail aggregators and large end-users in the United States and Canada.

The acquisition and integration of the Constellation downstream gas trading portfolio makes Macquarie Group's North American gas trading business, Macquarie Cook Energy, a leading participant in this key wholesale gas market.

Cover photograph Getty Images

Comparative figures have been restated, where necessary, to conform with changes in current year financial presentation and group restructures.

All amounts in this report are in Australian dollars, unless otherwise stated. Movements over 300% are denoted as 'large' in the tables in this report.

References to the prior year are referring to the year ended 31 March 2008. References to the first half are referring to the six months ended 30 September 2008.

Extracts from the Financial Report

The financial information presented in the income statement in section 1.0 and balance sheet in section 5.6 have been extracted from the Macquarie Group Limited Financial Report for the year ended 31 March 2009, which was subject to independent audit by PricewaterhouseCoopers. PricewaterhouseCoopers' Independent Auditor's Report to the members of Macquarie Group Limited was unqualified.

1.0 Result overview

	Half year to			Full year to		
	Mar 09	Sep 08	*Movement*	**Mar 09**	Mar 08	*Movement*
	$m	$m	*%*	**$m**	$m	*%*
Income statement						
Net interest income	**418**	520	*(20)*	**938**	817	*15*
Fee and commission income	**1,890**	2,155	*(12)*	**4,045**	4,645	*(13)*
Net trading income	**435**	722	*(40)*	**1,157**	1,835	*(37)*
Asset and equity investment income	**(66)**	(402)	*(84)*	**(468)**	839	*(156)*
Other income	**(121)**	(25)	*large*	**(146)**	112	*(230)*
Total operating income	**2,556**	2,970	*(14)*	**5,526**	8,248	*(33)*
Employment expenses	**(1,094)**	(1,265)	*(14)*	**(2,359)**	(4,177)	*(44)*
Brokerage and commission expenses	**(374)**	(311)	*20*	**(685)**	(702)	*(2)*
Other expenses	**(826)**	(667)	*24*	**(1,493)**	(1,164)	*28*
Total operating expenses	**(2,294)**	(2,243)	*2*	**(4,537)**	(6,043)	*(25)*
Operating profit before income tax	**262**	727	*(64)*	**989**	2,205	*(55)*
Income tax expense	**64**	(79)	*(181)*	**(15)**	(317)	*(95)*
Profit from ordinary activities after income tax	**326**	648	*(50)*	**974**	1,888	*(48)*
Distributions paid or provided on:						
Macquarie Income Preferred Securities	**(22)**	(23)	*(4)*	**(45)**	(50)	*(10)*
Macquarie Income Securities	**(14)**	(19)	*(26)*	**(33)**	(34)	*(3)*
Other minority interests	**(23)**	(2)	*large*	**(25)**	(1)	*large*
Profit attributable to minority interests	**(59)**	(44)	*34*	**(103)**	(85)	*21*
Profit attributable to ordinary equity holders of Macquarie Group Limited	**267**	604	*(56)*	**871**	1,803	*(52)*
Income statement metrics						
Expense to income ratio (%)	**89.7**	75.5	[redacted]	**82.1**	73.3	[redacted]
Compensation ratio (%)	**41.4**	40.1	[redacted]	**40.7**	47.0	[redacted]
Effective tax rate (%)	**(19.9)**	11.6	[redacted]	**1.7**	15	[redacted]
Earnings per share:						
Basic earnings per share (cents per share)	**94.1**	216.6	*(57)*	**309.6**	670.6	*(54)*
Diluted earnings per share (cents per share)	**94.1**	215.2	*(56)*	**308.6**	653.5	*(53)*
Dividends per share (cents per share)	**40.0**	145.0	*(72)*	**185.0**	345.0	*(46)*
Dividend payout ratio (%)	**42.7**	67.4	[redacted]	**60.2**	52.2	[redacted]
Balance sheet metrics						
Return on equity (%)	**6.0**	13.9	[redacted]	**9.9**	23.7	[redacted]
Net loan losses as % of loan assets[1] (%)	**1.9**	0.6	[redacted]	**1.9**	0.3	[redacted]
Net tangible assets per ordinary share[2] (dollars per share)	**23.72**	27.24	*(13)*	**23.72**	28.18	*(16)*
Non-GAAP metrics						
Total international income[3] ($ million)	**1,091**	1,256	*(13)*	**2,347**	4,293	*(45)*
International income/total income[3] (%)	**55**	49	[redacted]	**52**	57	[redacted]
Headcount	**12,716**	13,898	*(9)*	**12,716**	13,107	*(3)*
International headcount/total headcount (%)	**43**	43	[redacted]	**43**	40	[redacted]
Assets under management ($ billion)	**243.1**	239.2	*2*	**243.1**	232.0	*5*

1 Excludes securitisation SPVs and segregated futures funds.

2 Includes intangibles (net of associated deferred tax assets and deferred tax liabilities) within assets and disposal groups held for sale.

3 Excludes earnings on capital and other corporate items.

1.0 Result overview continued

Consolidated net profit after income tax attributable to ordinary equity holders for the year to 31 March 2009 was $871 million, a 52% decrease from $1,803 million in the prior year. The result was delivered in extremely difficult global financial market conditions and includes significant write-downs, impairment provisions, and equity accounted losses.

The lower result is reflected in a decrease in earnings per share from $6.71 per share in the prior year to $3.10 for the year to 31 March 2009. The final dividend declared of $0.40 per share brings the total dividends for the year to $1.85 per share (2008: $3.45 per share), and the dividend payout ratio to 60% (2008: 52%).

Return on equity for the year to 31 March 2009 was 9.9%, down from 23.7% for the prior year. The decrease in the current year result combined with capital growth initiatives in recent years were the main drivers of the reduction in return on equity.

In July 2008 Macquarie further increased its regulatory capital base through the $600 million issue of Macquarie Convertible Preference Securities (CPS). At 31 March 2009, Macquarie's regulatory capital surplus was $3.1 billion.

Macquarie's liquidity risk management framework operated effectively throughout the year ensuring funding requirements were met and sufficient liquidity was maintained, despite the challenging credit market conditions. In October 2008 the Australian Government established a program to guarantee deposits and wholesale funding of Australian Authorised Deposit-taking Institutions (ADI). Since the introduction of the program, Macquarie, via Macquarie Bank Limited (MBL), has issued $14.0 billion of term wholesale funding under the guarantee. Cash and liquid assets increased from $20.8 billion at 31 March 2008 to $30.3 billion at 31 March 2009. Cash and liquid assets now represent over 40% of Macquarie's net funded assets.

Operating income

Total operating income for the year to 31 March 2009 was $5,526 million, a 33% decrease on the prior year operating income of $8,248 million. Reasonable corporate finance deal flow and an increased contribution from energy markets, particularly US gas and electricity trading, were offset by a significant decline in Macquarie Securities and retail broking income, especially in the second half of the year as global equity markets were severely impacted by challenging market conditions.

Income from asset and equity investments was a net loss for the year to 31 March 2009 of $468 million due to a significant decrease in asset realisations combined with equity accounted losses and an increase in impairments on equity investments. The net loss for the year to 31 March 2009 was well down on the very strong prior year which included a number of significant realisations, including the IPO of Boart Longyear and the disposal of an investment in Macquarie-IMM Investment Management Co. Limited (Macquarie-IMM).

Assets under management (AUM) at 31 March 2009 were $243.1 billion, a 5% increase since 31 March 2008. Although AUM have shown an overall net increase, the result was in part due to the weakening of the Australian dollar against major global currencies, which in turn increased the value of AUM denominated in foreign currencies. In addition, the acquisition of the remaining shares in Allegiance Investment Management, a US fund manager, increased AUM by $5.1 billion. This increase offset reductions in AUM due to falling equity indices impacting the value of listed securities, especially those funds managed by Macquarie Funds Group. Consequently, base management fees were marginally down on the prior year. Performance fees were down 39% on the prior year, from $384 million to $234 million, with minimal performance fees earned in the six months to 31 March 2009.

During the year Macquarie sold the majority of its Italian Mortgages portfolio, recognising a loss on the sale of $189 million in addition to operating losses and other restructuring and redundancy costs for the business.

Included within operating income was an amount recognised as a result of changes in the credit spread on issued debt and subordinated debt carried at fair value of $274 million. In addition, Macquarie's financing of the acquisition of £150 million of Macquarie Income Preferred Securities (MIPS) contributed $197 million to operating income.

International income amounted to 52% of Macquarie's total operating income for the year to 31 March 2009. International income was adversely impacted by the loss recognised on the Italian Mortgages portfolio sale.

Operating expenses

Operating expenses were down 25% on the prior year from $6,043 million to $4,537 million. Employment expenses, the largest contributor to operating expenses, were down 44% on the prior year from $4,177 million to $2,359 million primarily due to lower performance-related profit share expense. Performance related profit share expense is driven by net profit after tax and return on equity. The overall compensation ratio reduced from 47.0% in the prior year to 40.7% for the year to 31 March 2009.

The expense to income ratio for the year to 31 March 2009 was 82.1%, up from 73.3% in the prior year. The expense to income ratio has been adversely impacted by significant write-downs, impairment provisions and equity accounted losses recognised in the current year.

2.0 Segment analysis

2.1 Overview

	Macquarie Capital $m	Treasury & Commodities $m	Macquarie Securities $m	Banking & Financial Services $m
Full year ended 31 March 2009				
Net interest income/(expense)	**(381)**	**34**	**13**	**425**
Fee and commission income	**2,072**	**166**	**844**	**697**
Trading income	**(239)**	**893**	**362**	**(38)**
Asset and equity investment income	**(291)**	**10**	**–**	**(167)**
Other income/(expense)	**361**	**(66)**	**125**	**(112)**
Total operating income	**1,522**	**1,037**	**1,344**	**805**
Total operating expenses	**(1,240)**	**(529)**	**(1,069)**	**(898)**
Profit before tax	**282**	**508**	**275**	**(93)**
Tax expense	**–**	**–**	**–**	**–**
MIPS	**–**	**–**	**–**	**–**
MIS	**–**	**–**	**–**	**–**
Other minority interests	**(31)**	**1**	**–**	**(6)**
Profit contribution	**251**	**509**	**275**	**(99)**
Full year ended 31 March 2008				
Net interest income/(expense)	(289)	(84)	(190)	338
Fee and commission income	2,319	160	1,046	783
Trading income	(37)	744	1,078	29
Asset and equity investment income	719	108	–	(2)
Other income/(expense)	411	79	233	(7)
Total operating income	3,123	1,007	2,167	1,141
Total operating expenses	(887)	(405)	(950)	(901)
Profit before tax	2,236	602	1,217	240
Tax expense	–	–	–	–
MIPS	–	–	–	–
MIS	–	–	–	–
Other minority interests	1	–	–	(2)
Profit contribution	2,237	602	1,217	238

	Macquarie Funds $m	Corporate & Asset Finance $m	Real Estate Banking $m	Corporate $m	Total $m
Full year ended 31 March 2009					
Net interest income/(expense)	**65**	**129**	**(4)**	**657**	**938**
Fee and commission income	**285**	**14**	**55**	**(88)**	**4,045**
Trading income	**(10)**	**(9)**	**(6)**	**204**	**1,157**
Asset and equity investment income	**(15)**	**–**	**(149)**	**144**	**(468)**
Other income/(expense)	**12**	**77**	**(158)**	**(385)**	**(146)**
Total operating income	**337**	**211**	**(262)**	**532**	**5,526**
Total operating expenses	**(292)**	**(143)**	**(94)**	**(272)**	**(4,537)**
Profit before tax	**45**	**68**	**(356)**	**260**	**989**
Tax expense	**–**	**–**	**–**	**(15)**	**(15)**
MIPS	**–**	**–**	**–**	**(45)**	**(45)**
MIS	**–**	**–**	**–**	**(33)**	**(33)**
Other minority interests	**–**	**(2)**	**–**	**13**	**(25)**
Profit contribution	**45**	**66**	**(356)**	**180**	**871**
Full year ended 31 March 2008					
Net interest income/(expense)	70	101	2	869	817
Fee and commission income	314	13	67	(57)	4,645
Trading income	21	3	4	(7)	1,835
Asset and equity investment income	105	–	(77)	(14)	839
Other income/(expense)	64	101	(36)	(733)	112
Total operating income	574	218	(40)	58	8,248
Total operating expenses	(269)	(105)	(90)	(2,436)	(6,043)
Profit before tax	305	113	(130)	(2,378)	2,205
Tax expense	–	–	–	(317)	(317)
MIPS	–	–	–	(50)	(50)
MIS	–	–	–	(34)	(34)
Other minority interests	2	(1)	–	(1)	(1)
Profit contribution	307	112	(130)	(2,780)	1,803

2.0 Segment analysis
continued

	Macquarie Capital $m	Treasury & Commodities $m	Macquarie Securities $m	Banking & Financial Services $m
Half year ended 31 March 2009				
Net interest income/(expense)	**(212)**	**60**	**(39)**	**223**
Fee and commission income	**993**	**99**	**372**	**312**
Trading income	**(173)**	**520**	**(52)**	**(28)**
Asset and equity investment income	**(72)**	**(51)**	**–**	**43**
Other income/(expense)	**173**	**(98)**	**110**	**(36)**
Total operating income	**709**	**530**	**391**	**514**
Total operating expenses	**(728)**	**(306)**	**(559)**	**(435)**
Profit before tax	**(19)**	**224**	**(168)**	**79**
Tax expense	**–**	**–**	**–**	**–**
MIPS	**–**	**–**	**–**	**–**
MIS	**–**	**–**	**–**	**–**
Other minority interests	**(31)**	**–**	**–**	**(4)**
Profit contribution	**(50)**	**224**	**(168)**	**75**
Half year ended 30 September 2008				
Net interest income/(expense)	(169)	(26)	52	202
Fee and commission income	1,079	67	472	385
Trading income	(66)	373	414	(10)
Asset and equity investment income	(219)	61	–	(210)
Other income/(expense)	188	32	15	(76)
Total operating income	813	507	953	291
Total operating expenses	(512)	(223)	(510)	(463)
Profit before tax	301	284	443	(172)
Tax expense	–	–	–	–
MIPS	–	–	–	–
MIS	–	–	–	–
Other minority interests	–	1	–	(2)
Profit contribution	301	285	443	(174)

	Macquarie Funds $m	Corporate & Asset Finance $m	Real Estate Banking $m	Corporate $m	Total $m
Half year ended 31 March 2009					
Net interest income/(expense)	**33**	**81**	**28**	**244**	**418**
Fee and commission income	**140**	**6**	**28**	**(60)**	**1,890**
Trading income	**(6)**	**(9)**	**(5)**	**188**	**435**
Asset and equity investment income	**(18)**	**–**	**(128)**	**160**	**(66)**
Other income/(expense)	**7**	**14**	**(91)**	**(200)**	**(121)**
Total operating income	**156**	**92**	**(168)**	**332**	**2,556**
Total operating expenses	**(146)**	**(79)**	**(51)**	**10**	**(2,294)**
Profit before tax	**10**	**13**	**(219)**	**342**	**262**
Tax expense	**–**	**–**	**–**	**64**	**64**
MIPS	**–**	**–**	**–**	**(22)**	**(22)**
MIS	**–**	**–**	**–**	**(14)**	**(14)**
Other minority interests	**–**	**(1)**	**–**	**13**	**(23)**
Profit contribution	**10**	**12**	**(219)**	**383**	**267**
Half year ended 30 September 2008					
Net interest income/(expense)	32	48	(32)	413	520
Fee and commission income	145	8	27	(28)	2,155
Trading income	(4)	–	(1)	16	722
Asset and equity investment income	3	–	(21)	(16)	(402)
Other income/(expense)	5	63	(67)	(185)	(25)
Total operating income	181	119	(94)	200	2,970
Total operating expenses	(146)	(64)	(43)	(282)	(2,243)
Profit before tax	35	55	(137)	(82)	727
Tax expense	–	–	–	(79)	(79)
MIPS	–	–	–	(23)	(23)
MIS	–	–	–	(19)	(19)
Other minority interests	–	(1)	–	–	(2)
Profit contribution	35	54	(137)	(203)	604

2.0 Segment analysis
continued

Basis of preparation

Macquarie segments

Macquarie applies AASB 8 'Operating Segments' which requires the 'management approach' to disclosing information about its reportable segments. The financial information is reported on the same basis as used internally by senior management for evaluating operating segment performance and for deciding how to allocate resources to operating segments. Such information is produced using different measures to that used in preparing the income statement.

For internal reporting and risk management purposes, Macquarie is divided into five operating groups and two divisions (generally referred to as "the groups"):

- Macquarie Capital
- Treasury and Commodities Group
- Macquarie Securities Group
- Banking and Financial Services
- Macquarie Funds Group
- Corporate and Asset Finance Division
- Real Estate Banking Division.

The Corporate segment includes Group Treasury, head office and central support functions. Costs within Corporate include unallocated head office costs, employment related costs, earnings on capital, non-trading derivative volatility, income tax expense and expenses attributable to minority interests. The Corporate segment also includes the impact of changes in credit spread on non-trading financial instruments that are classified as fair value through profit or loss.

Any transfers between segments are determined on an arm's length basis and are included within the relevant categories of income. These transactions eliminate on consolidation.

Derivatives economically hedging interest rate risk

Current Australian Accounting Standards require internal derivatives hedging interest rate risk (especially swaps) to be carried at fair value through trading income so that both sides are eliminated and only external derivatives can form part of a hedge relationship. This has the effect of distorting the analysis of net interest income and trading income in each operating group. To assist in the analysis of net interest margins, the impact of accounting for swaps used to economically hedge interest rate risk that is included in trading income for statutory purposes, has been adjusted against net interest income in the segments analysis.

Group restructures

In April 2008, the activities of the Equity Markets Group and the Macquarie Capital Securities division of Macquarie Capital were combined to form the new operating group called Macquarie Securities Group.

In August 2008, the activities of the Funds Management Group and the funds and funds-based structured products of the Macquarie Securities Group and the Macquarie Capital Products division of Macquarie Capital were combined to form the new operating group called Macquarie Funds Group.

The Macquarie Capital Finance Division of Macquarie Capital transferred to Macquarie Bank Limited during the year and was renamed Corporate and Asset Finance.

During the year the Real Estate Group was restructured resulting in the merger of some businesses into Macquarie Capital. The remaining businesses formed a new division called Real Estate Banking.

The results of these new operating groups and divisions are presented effective 1 April 2008, with the comparative information based on the aggregated results of the businesses that comprise the new operating groups and divisions.

2.2 Macquarie Capital

	Half year to			Full year to		
	Mar 09	Sep 08	*Movement*	**Mar 09**	Mar 08	*Movement*
	$m	$m	*%*	**$m**	$m	*%*
Net interest income/(expense)	**(212)**	(169)	*25*	**(381)**	(289)	*32*
Fee and commission income						
Base fees	**266**	252	*6*	**518**	523	*(1)*
Performance fees	**9**	210	*(96)*	**219**	321	*(32)*
Mergers and acquisitions, advisory and underwriting	**590**	566	*4*	**1,156**	1,310	*(12)*
Other fee and commission income	**128**	51	*151*	**179**	165	*8*
Total fee and commission income	**993**	1,079	*(8)*	**2,072**	2,319	*(11)*
Net trading income	**(173)**	(66)	*162*	**(239)**	(37)	*large*
Asset and equity investment income						
Asset and equity investment income	**76**	329	*(77)*	**405**	798	*(49)*
Impairment charges on equity investments	**(148)**	(548)	*(73)*	**(696)**	(79)	*large*
Total asset and equity investment income	**(72)**	(219)	*(67)*	**(291)**	719	*(140)*
Other income						
Specific provisions and collective allowance for credit losses	**(16)**	(17)	*(6)*	**(33)**	(11)	*200*
Operating lease income	**54**	40	*35*	**94**	35	*169*
Other income	**44**	–	*n/a*	**44**	(2)	*(large)*
Internal revenue	**91**	165	*(45)*	**256**	389	*(34)*
Total other income	**173**	188	*(7)*	**361**	411	*(12)*
Total operating income	**709**	813	*(13)*	**1,522**	3,123	*(51)*
Operating expenses						
Employment expenses	**(354)**	(264)	*34*	**(618)**	(465)	*33*
Brokerage and Commission expenses	**(89)**	(8)	*large*	**(97)**	(32)	*203*
Other operating expenses	**(285)**	(240)	*19*	**(525)**	(390)	*35*
Total operating expenses	**(728)**	(512)	*42*	**(1,240)**	(887)	*40*
Outside equity interests	**(31)**	–	*n/a*	**(31)**	1	*(large)*
Total contribution to profit	**(50)**	301	*(117)*	**251**	2,237	*(89)*
Non-GAAP metrics						
Equity under management ($ billion)	**53.3**	55.8	*(4)*	**53.3**	58.0	*(8)*
Assets under management ($ billion)	**159.5**	158.0	*1*	**159.5**	148.1	*8*
Headcount	**2,617**	3,049	*(14)*	**2,617**	2,786	*(6)*

Write-downs, impairment provisions and equity accounted losses totalled $1,257 million for the year ended 31 March 2009. These are reflected in the following lines above:

- Net trading income $176 million (2008: $50 million)
- Total asset and equity investment income $1,048 million (2008: $79 million)
- Specific provisions and collective allowance for credit losses $33 million (2008: $11 million).

Macquarie Capital's result for the year to 31 March 2009 was $251 million, down 89% on the record prior year. Macquarie Capital made a lower contribution due to extremely challenging market conditions. The result included impairment provisions, trading losses and equity accounted losses of $1.3 billion.

Net interest income/(expense)
Net interest expense of $381 million was up 32% on the prior year reflecting increased interest expense on borrowings for principal investments.

Base fee income
Base fee income for the year was $518 million, 1% down on the prior year mainly as a result of a decline in the market capitalisation of listed funds, which was offset by new capital raisings and equity invested by Macquarie Capital unlisted funds. Significant base fees recognised included Macquarie Infrastructure Group ($44 million), Macquarie Airports ($34 million) and Macquarie Communications Infrastructure Group ($22 million).

Performance fee income
Performance fees decreased from the prior year to $219 million. A significant contributor in the first half of the year was the performance fee on the termination of the Advisory Agreement with Bristol Airports Bermuda Limited (formerly Macquarie Airports Group Limited). Performance fees in the first half also included $27 million from the DUET Group. Minimal performance fees were generated in the second half.

Mergers and acquisitions, advisory and underwriting income
Mergers and acquisitions, advisory and underwriting income for the year was $1,156 million, down 12% on the prior year. The volume of deals in which Macquarie participated for the year to 31 March 2009 (299 deals valued at $203 billion) was comparable to the prior year (304 deals valued at $199 billion).

Significant advisory deals completed for the year ended 31 March 2009 included:

- Origin Energy Limited – exclusive financial adviser to Origin Energy in relation to their defence of BG Group's $14 billion takeover offer and joint venture with ConocoPhillips of up to $11 billion
- Rio Tinto Limited – adviser to Rio Tinto Group on its response to the pre-conditional takeover offers from BHP Billiton
- Puget Energy – adviser, sponsor, debt arranger and underwriter on the acquisition of Washington-based Puget Sound Energy and its parent company Puget Energy for $US7.9 billion
- BAA debt refinance – Macquarie advised BAA Limited on its £16 billion ($33.6 billion) refinancing
- BUPA/MBF merger – Macquarie advised BUPA on its $2.4 billion merger with MBF
- Senoko Power acquisition – Macquarie advised a Marubeni-led consortium on the capital raising and acquisition of Senoko Power, the largest power generation company in Singapore
- AED Oil joint venture with Sinopec Group – Macquarie was adviser to AED Oil on the formation of a joint venture with Sinopec Group worth $584 million
- Macquarie European Infrastructure Fund II (MEIF2) acquisition of GWE – Macquarie advised MEIF2 on the acquisition of GWE, a leading independent energy provider in Germany.

Net trading income

The net trading loss of $239 million for the year included losses in relation to BrisConnections. The net trading loss for the year also included trading losses of $101 million in relation to a US listed investment.

Asset and equity investment income

Asset and equity investment income for the year was $405 million, down 49% on a strong prior year, which included the sale of Boart Longyear Limited.

Asset and equity investment income for the year included the sale of investments in listed securities held as available for sale and the sale or partial sale of unlisted assets classified as held for sale. Contributors to this income included:

- Dyno Nobel (residual holding)
- Boart Longyear (residual holding)
- Longview Oil and Gas assets
- Red Bee Media
- Tasmanian Gateway Corporation Holdings Pty Limited
- New World Gaming Partners Limited
- Puget Holdings LLC.

Also included in asset and equity investment income is Macquarie Capital's share of equity accounted income from associates. An increased contribution from Macquarie Capital's investment in Macquarie Airports was offset by losses from Macquarie Communications Infrastructure Group and other equity accounted investments.

Impairment charges on equity investments

Impairment charges on equity investments were $696 million for the year. These charges related to the write-down of holdings in listed securities of $355 million (including Macquarie Infrastructure Group, Macquarie Infrastructure Company, Macquarie Media Group, DUET and BrisConnections), certain unlisted equity accounted investments ($286 million), and the write-down of the US portfolios of asset-backed securities held as available for sale ($55 million).

Specific provisions and collective allowance for credit losses

Provisions against loans and receivables for the year were $33 million, up from $11 million in the prior year.

Total operating expenses

Total expenses for the year were $1,240 million, up 40% on the prior year. Employment expenses increased 33% to $618 million reflecting a higher average headcount compared to the prior year, a number of one-off costs relating to business restructuring and the weakening of the Australian dollar increasing offshore employment costs.

Brokerage and commission expenses of $97 million were up from $32 million in the prior year with the increase predominantly relating to a one-off deal expense in 2009.

Other operating expenses increased 35% to $525 million with the increase mainly due to the full year impact of operating expenses from consolidated assets, the full year impact of 2008 growth including new offices and increased offshore costs due to the weakening Australian dollar.

2.0 Segment analysis continued

2.3 Treasury and Commodities

	Half year to			Full year to		
	Mar 09	Sep 08	*Movement*	**Mar 09**	Mar 08	*Movement*
	$m	$m	*%*	**$m**	$m	*%*
Income from trading activities (including net interest income) [1]						
Commodities	**425**	225	*89*	**650**	409	*59*
Foreign exchange products	**74**	90	*(18)*	**164**	131	*25*
Interest rate products	**81**	32	*153*	**113**	120	*(6)*
Total income from trading activities (including net interest income)	**580**	347	*67*	**927**	660	*40*
Fee and commission income	**99**	67	*48*	**166**	160	*4*
Asset and equity investment income						
Asset and equity investment income	**35**	43	*(19)*	**78**	106	*(26)*
Impairment charges on equity investments	**(88)**	(32)	*175*	**(120)**	(22)	*large*
Other asset sales	**2**	50	*(96)*	**52**	24	*117*
Total asset and equity investment income	**(51)**	61	*(184)*	**10**	108	*(91)*
Other income						
Specific provisions and collective allowance for credit losses	**(148)**	(12)	*large*	**(160)**	(32)	*large*
Other income	**21**	7	*200*	**28**	16	*75*
Internal revenue	**29**	37	*(22)*	**66**	95	*(31)*
Total other income	**(98)**	32	*(large)*	**(66)**	79	*(184)*
Total operating income	**530**	507	*5*	**1,037**	1,007	*3*
Operating expenses						
Employment expenses	**(103)**	(72)	*43*	**(175)**	(123)	*42*
Brokerage and commission expenses	**(50)**	(41)	*22*	**(91)**	(93)	*(2)*
Other operating expenses	**(153)**	(110)	*39*	**(263)**	(189)	*39*
Total operating expenses	**(306)**	(223)	*37*	**(529)**	(405)	*31*
Outside equity interests	**—**	1	*(100)*	**1**	—	*n/a*
Total contribution to profit	**224**	285	*(21)*	**509**	602	*(15)*
Non-GAAP metrics						
Headcount	**680**	677	*<1*	**680**	611	*11*

1 The relative contribution of Net interest income and Trading income to Income from trading activities can vary from period to period depending on the underlying trading strategies undertaken by Macquarie and its clients. As such, to obtain a more complete view of the group's trading activities, Net interest income has been combined with Trading income above.

Write-downs and impairment provisions totalled $330 million for the year ended 31 March 2009. These are reflected in the following lines above:

- Total income from trading activities $50 million (2008: $38 million)
- Total asset and equity investment income $120 million (2008: $22 million)
- Specific provisions and collective allowance for credit losses $160 million (2008: $32 million).

Treasury and Commodities' (T&C) result for the year was $509 million, down 15% on the prior year.

Commodities trading income
Commodities trading income for the year was $650 million, up 59% on the prior year. Commodity products trading (encompassing metals, energy and agricultural trading) experienced higher volatility, wider margins and an exit of competitors across a number of its markets.

Trading income in the Energy Markets division was significantly up on the prior year. The drivers of the result were increased market volatility and continued growth of various businesses. The biggest contributor was US Gas Trading, whilst other key contributors were US Power, UK Gas and Energy OTC.

The Agricultural and Investor Products division was down on a very strong prior year. Whilst a decline in revenue opportunities for investor products was experienced, increased market volatility resulted in increased activity in agricultural risk management services.

The Metals and Energy Capital division was again a significant contributor during the year. The Metals trading book had a strong year, also benefiting from volatile markets, fewer competitors and wider spreads.

Foreign exchange products trading income
Trading income on foreign exchange products was $164 million, up 25% on the prior year. The Foreign Exchange division had a record year, benefiting from volatile currency markets and its positive effect on client demand for foreign exchange products, translating to increased volumes transacted.

Interest rate products trading income
Trading income on interest rate products was $113 million for the year, down 6% on the prior year. The current year result included a strong contribution from the Interest Rate Derivative book but was also impacted by difficult market conditions and mark-to-market write-downs of $50 million on CLO/CDO investments.

Fee and commission income
Fee and commission income for the year to 31 March 2009 was $166 million, broadly in line with the prior year. The Futures division remains the key contributor to this income category.

Asset and equity investment income
Asset and equity investment income for the year to 31 March 2009 was $78 million, down 26% on the prior year due to lower profits from the sale of equity investments in the resources sector.

Impairment charges on equity investments
Impairment charges of $120 million were recognised mainly on listed equity investments in the resources sector.

Other asset sales
Income from other assets sales for the year to 31 March 2009 of $52 million reflects the gain on sale of a number of resources related net profit interests in the Metals & Energy Capital division.

Specific provisions and collective allowance for credit losses
Net loan provisions totalled $160 million for the year. There were $135 million in specific provisions raised and an increase in the collective allowance for credit losses of $25 million.

Operating expenses
Total operating expenses were $529 million for the year to 31 March 2009, representing an increase of 31% on the prior year. Employment expenses were up 42% to $175 million; this was driven by an increase in headcount and costs incurred in restructuring and growing the business. Other operating expenses of $263 million were up 39% on the prior year mainly as a result of increased investment in IT infrastructure, including the development of new global Loan and Deposits system.

2.4 Macquarie Securities

	Half year to			Full year to		
	Mar 09 $m	Sep 08 $m	*Movement %*	**Mar 09 $m**	Mar 08 $m	*Movement %*
Income from trading activities (including net interest income) – equities[1]	**(91)**	466	*(120)*	**375**	888	*(58)*
Fee and commission income						
Brokerage and commissions	**281**	407	*(31)*	**688**	867	*(21)*
Other fee and commission income	**91**	65	*40*	**156**	179	*(13)*
Total fee and commission income	**372**	472	*(21)*	**844**	1,046	*(19)*
Other income						
Other income	**(2)**	6	*(133)*	**4**	13	*(69)*
Internal revenue	**112**	9	*large*	**121**	220	*(45)*
Total other income	**110**	15	*large*	**125**	233	*(46)*
Total operating income	**391**	953	*(59)*	**1,344**	2,167	*(38)*
Operating expenses						
Employment expenses	**(197)**	(142)	*39*	**(339)**	(252)	*35*
Brokerage and commission expenses	**(110)**	(146)	*(25)*	**(256)**	(360)	*(29)*
Other operating expenses	**(252)**	(222)	*14*	**(474)**	(338)	*40*
Total operating expenses	**(559)**	(510)	*10*	**(1,069)**	(950)	*13*
Total contribution to profit	**(168)**	443	*(138)*	**275**	1,217	*(77)*
Non-GAAP metrics						
Headcount	**1,540**	1,777	*(13)*	**1,540**	1,596	*(4)*

1 The relative contribution of Net interest income and Trading income to Income from trading activities can vary from period to period depending on the underlying trading strategies undertaken by Macquarie and its clients. As such, to obtain a more complete view of the group's trading activities, Net interest income has been combined with Trading income above.

Write-downs and impairment provisions totalled $35 million for the year ended 31 March 2009. These are reflected in Income from trading activities $35 million (2008: $nil).

Macquarie Securities recorded a result of $275 million for the year to 31 March 2009, down 77% on the prior year.

Income from trading activities (including net interest income)

Trading income from equity products (including net interest income) was $375 million for the 12 months to 31 March 2009, down 58% on the prior year. A significant decline in demand for listed/structured products and unprecedented volatility resulting in trading losses contributed to the decline in derivatives trading income. Dislocation in global equity markets and continued volatility delivered arbitrage trading income that was slightly down on the prior year. Hedge fund de-leveraging, redemptions and regulatory changes to short selling resulted in a substantial decline in Synthetic Products revenues. Structured Equity Finance revenues were down significantly as a result of lower stock borrow and loan volumes. In addition, the trading result for the year included a provision for losses on BrisConnections.

Fee and commission income

Fee and commission income for the 12 months to 31 March 2009 was $844 million, down 19% on the prior year. This income category largely consists of brokerage and commission income, which predominantly includes transaction related fees from cash equities services provided to institutional clients.

During the year, a decline in equity market values, the de-leveraging of certain market participants and a flight of investors from equities saw significantly lower equity market volumes than the prior year.

The decrease in brokerage income, due to lower overall market turnover (down 25% in Australia and 32% in Asia on the prior year), was partially offset by the full year contribution from secondary market brokerage from the Canadian business (acquired December 2007) and income from the US and European greenfield cash equities businesses that continue to be built out.

Employment expenses

Employment expenses have increased 35% over the prior year to $339 million. The increase was mainly driven by the depreciation of the Australian dollar against the US dollar and Euro during the year, impacting remuneration costs of overseas staff. In addition, the current year employment expense includes the full year impact of the Canadian cash equities business (acquired December 2007), and the US and European greenfield cash equities businesses build out. The last quarter of the year has seen re-alignment of resources as a result of the current market activity.

Brokerage and commission expenses

Brokerage and commission expenses were $256 million for the 12 months to 31 March 2009, down 29% on the prior year. The decrease in Brokerage and commission expenses was driven by lower trading volumes during the year.

Other operating expenses

Other operating expenses were $474 million, representing an increase of 40% on the prior year. The increase was predominantly due to continued investment on enhancing the IT platform for both front and back office functions and the increased offshore expense driven by the depreciation of the Australian dollar against the US dollar and Euro.

2.5 Banking and Financial Services

	Half year to			Full year to		
	Mar 09	Sep 08	*Movement*	**Mar 09**	Mar 08	*Movement*
	$m	$m	*%*	**$m**	$m	*%*
Net interest income/(expense)	**223**	202	*10*	**425**	338	*26*
Fee and commission income						
Base fees	**109**	120	*(9)*	**229**	247	*(7)*
Brokerage and commissions	**80**	118	*(32)*	**198**	256	*(23)*
Platform and other administration fee income	**61**	73	*(16)*	**134**	144	*(7)*
Banking, lending and securitisation	**42**	33	*27*	**75**	57	*32*
Other fee and commission income	**4**	27	*(85)*	**31**	50	*(38)*
Income from life insurance business and other unit holder businesses	**16**	14	*14*	**30**	29	*3*
Total fee and commission income	**312**	385	*(19)*	**697**	783	*(11)*
Net trading income	**(28)**	(10)	*180*	**(38)**	29	*(231)*
Asset and equity investment income						
Impairment charges on equity investments	**(8)**	(208)	*(96)*	**(216)**	(3)	*large*
Asset and equity investment income	**51**	(2)	*(large)*	**49**	1	*large*
Total asset and equity investment income	**43**	(210)	*(120)*	**(167)**	(2)	*large*
Other income						
Specific provisions and collective allowance for credit losses	**(45)**	(51)	*12*	**(96)**	(26)	*269*
Other income	**3**	3	—	**6**	12	*(50)*
Internal revenue	**6**	(28)	*(121)*	**(22)**	7	*(large)*
Total other income	**(36)**	(76)	*(53)*	**(112)**	(7)	*large*
Total operating income	**514**	291	*77*	**805**	1,141	*(29)*
Operating expenses						
Employment expenses	**(180)**	(214)	*(16)*	**(394)**	(427)	*(8)*
Brokerage and commission expenses	**(73)**	(67)	*9*	**(140)**	(117)	*20*
Other operating expenses	**(182)**	(182)	—	**(364)**	(357)	*2*
Total operating expenses	**(435)**	(463)	*(6)*	**(898)**	(901)	*<1*
Outside equity interests	**(4)**	(2)	*100*	**(6)**	(2)	*200*
Total contribution to profit	**75**	(174)	*(143)*	**(99)**	(238)	*(142)*
Non-GAAP metrics						
Assets under management[1] ($ billion)	**19.2**	21.2	*(9)*	**19.2**	23.1	*(17)*
Funds under management/advice/administration[2] ($ billion)	**104.0**	106.0	*(2)*	**104.0**	114.0	*(9)*
Headcount	**2,598**	2,779	*(7)*	**2,598**	3,058	*(15)*

1 The Macquarie CMT, included in BFS AUM above, is a BFS product that is managed by MFG. The CMT closed at $14.7 billion at 31 March 2009 (30 September 2008: $16.1 billion; 31 March 2008: $17.6 billion).

2 Funds under management/advice/administration includes assets under management plus items such as funds on BFS platforms (e.g. Wrap FUA), total BFS loan and deposit portfolios, CHESS holdings of BFS clients, and funds under advice (e.g. assets under advice of Macquarie Private Bank).

Write-downs and impairment provisions totalled $387 million for the year ended 31 March 2009. These are reflected in the following lines above:

- Net trading income $44 million (2008: $nil)
- Total asset and equity investment income $216 million (2008: $3 million)
- Specific provisions and collective allowance for credit losses $96 million (2008: $26 million)
- Total operating expenses $31 million (2008: $nil).

Banking and Financial Services' (BFS) loss of $99 million for the year was mainly driven by losses recognised on the sale of the Italian mortgages portfolio.

Net interest income/(expense)

Net interest income for the year to 31 March 2009 was up 26% on the prior year to $425 million.

Retail deposits grew 103% over the year to $13.4 billion. This strong growth in deposits was achieved through issuance of new cash product offerings such as Cash XL, the Cash Management Account and deposits via Macquarie Wrap.

In March 2008, Macquarie announced it would wind back its Australian residential mortgage origination services for both retail and wholesale clients due to the significant increase in funding costs and current conditions in the global mortgage securitisation market. The ongoing business has been profitable as the portfolio runs off. The Australian mortgage book has reduced in size from $23.7 billion at 31 March 2008 to $18.3 billion at 31 March 2009.

The Canadian mortgages business is able to access the Canadian Mortgage Bond programme. All Canadian mortgages are insured by an agency backed by the Canadian government.

The US mortgages business has been closed and the book is being run down. Default rates are well below industry averages.

In April 2008 the decision to cease originating new fixed rate Consumer Loans was announced. The business will continue to provide services to existing clients. Outstanding loans were approximately $120 million at 31 March 2009.

In January 2009 Macquarie sold the majority of its margin lending business. As a result of the sale, combined with poor conditions in equity markets, the investment lending portfolio has fallen from $6.0 billion at 31 March 2008 to $2.2 billion at 31 March 2009. Macquarie retained a portfolio of loans related to structured products and a small book of margin loans.

Base fee income

Base fee income for year to 31 March 2009 was $229 million, a 7% decrease over the prior year. The Cash Management Trust (CMT) was $14.7 billion at 31 March 2009, down 16% since March 2008.

The Macquarie Pastoral Fund grew by 256% during the year, with funds under management of $434 million at 31 March 2009.

Brokerage and commission income

Brokerage and commission income was down 23% over the prior year. Despite difficult market conditions, Macquarie Private Wealth (MPW) maintained its position as the number one full-service retail stockbroker in Australia in terms of consideration traded. However, MPW's volumes were down 34% on the prior year.

2.0 Segment analysis continued

Platform and other administration fee income

Platform and other administration fee income was $134 million, down 7% on the prior year. Wrap funds under administration (FUA) decreased from $22.5 billion at 31 March 2008 to $17.5 billion at 31 March 2009, mainly due to negative market movements offsetting good FUA inflows. Macquarie Wrap was ranked number one for Wrap inflows in the Australian market for the 2008 calendar year.

Banking, lending and securitisation fee income

Banking, lending and securitisation fee income was up 32% over the prior year. This mainly relates to the mortgages and Macquarie Relationship Banking servicing and administration fees.

Net trading income

The $20 million loss on the sale of MPW's holding in BrisConnections in the first half was the major contributor to BFS' $38 million trading loss for the year. BFS had sold all of its holding in BrisConnections by 31 March 2009.

Asset and equity investment income

A premium of $52 million was received on the sale of the margin lending portfolio discussed above. After provisions for redundancies and other closure costs, BFS recognised a profit on sale of $41 million. This was the main contributor to the $49 million asset and equity investment income for the year.

Impairment charges on asset and equity investments

Impairment charges on asset and equity investments were up substantially on the prior year due to losses of $189 million recognised on the sale of the Italian mortgages portfolio combined with falling asset values as a result of the conditions in financial markets.

Difficult economic conditions in Italy coupled with the effective closure of international securitisation markets led to the decision to cease originating residential mortgages in Italy in June 2008. Macquarie announced in October 2008 that it had signed an agreement to sell its portfolio of Italian mortgages.

Specific provisions and collective allowance for credit losses

Specific and collective provisions against loans for the year were significantly higher than the prior year as additional loan provisions were required across all loan portfolios due to the slow down in economic activity in all markets and falling house prices in the US.

Operating expenses

Employment expenses were down 8% on the prior year, in line with a decrease in headcount. Remuneration of some staff (mainly financial planners and advisers) within BFS includes a commission component. Commission payments to staff were down as a result of the decrease in brokerage and commission income.

Brokerage and commissions expenses are driven by fees paid to external distributors of BFS products and/or services. These expenses were up 20% on the prior year to $140 million, driven by additional fees paid due to growth in insurance related business, including sales of insurance policies and funding of insurance premiums.

Other operating expenses were broadly in line with the prior year.

2.6 Macquarie Funds

	Half year to			Full year to		
	Mar 09	Sep 08	*Movement*	**Mar 09**	Mar 08	*Movement*
	$m	$m	*%*	**$m**	$m	*%*
Net interest income/(expense)	**33**	32	*3*	**65**	70	*(7)*
Fee and commission income						
Base fees	**76**	66	*15*	**142**	158	*(10)*
Performance fees	**6**	8	*(25)*	**14**	45	*(69)*
Other fee and commission income	**58**	71	*(18)*	**129**	111	*16*
Total fee and commission income	**140**	145	*(3)*	**285**	314	*(9)*
Net trading income	**(6)**	(4)	*50*	**(10)**	21	*(148)*
Asset and equity investment income	**(18)**	3	*(large)*	**(15)**	105	*(114)*
Other income						
Specific provisions and collective allowance for credit losses	**(9)**	–	*n/a*	**(9)**	(2)	*large*
Other income	**13**	4	*225*	**17**	24	*(29)*
Internal revenue	**3**	1	*200*	**4**	42	*(90)*
Total other income	**7**	5	*40*	**12**	64	*(81)*
Total operating income	**156**	181	*(14)*	**337**	574	*(41)*
Operating expenses						
Employment expenses	**(61)**	(44)	*39*	**(105)**	(74)	*42*
Brokerage and commission expenses	**(27)**	(45)	*(40)*	**(72)**	(87)	*(17)*
Other operating expenses	**(58)**	(57)	*2*	**(115)**	(108)	*6*
Total operating expenses	**(146)**	(146)	–	**(292)**	(269)	*9*
Outside equity interests	**–**	–	–	**–**	2	*(100)*
Total contribution to profit	**10**	35	*(71)*	**45**	307	*(85)*
Non-GAAP metrics						
Assets under management[1] ($ billion)	**49.7**	44.8	*11*	**49.7**	47.3	*5*
Headcount[2]	**583**	572	*2*	**583**	496	*18*

1 The Macquarie CMT, excluded from MFG's AUM reported above, is a BFS product that is managed by MFG. The CMT closed at $14.7 billion at 31 March 2009 (30 September 2008: $16.1 billion; 31 March 2008: $17.6 billion).

2 MFG's headcount increased by 198 new staff during the period, offset by a reduction in staff of 111. The acquisition and consolidation of fund managers in the US during the year, as well as the internal transfer of a European distribution business from Macquarie Securities Group, contributed 66 staff members to the headcount increase in 2009.

Write-downs, impairment provisions and equity accounted losses totalled $25 million for the year ended 31 March 2009. These are reflected in the following lines above:

- Asset and equity investment income $16 million (2008: $nil)
- Specific provisions and collective allowance for credit losses $9 million (2008: $2 million).

2.0 Segment analysis
continued

Macquarie Funds Group's (MFG) result was $45 million for the year to 31 March 2009, down 85% on the prior year, which included a large gain on the sale of Macquarie-IMM. Excluding the impact of this gain, MFG's result was down 76% on the prior year.

Net interest income/(expense)

Net interest income was $65 million, down 7% on the prior year. This result was driven largely by a decrease in loans provided which fell as a result of redemptions from MFG's structured investment offerings.

Base fees

Base fee revenue was $142 million, down 10% on the prior year due to the decrease in AUM, excluding Allegiance Investment Management AUM acquired in January 2009. Base fee revenue was lower across most asset classes, particularly in real estate and infrastructure.

Total AUM increased 5% to $49.7 billion at 31 March 2009 from $47.3 billion at 31 March 2008. The increase included $5.1 billion AUM from MFG's acquisition of the remaining shares in Allegiance Investment Management in January 2009. Excluding the impact of this, AUM decreased 6% to $44.6 billion at 31 March 2009. AUM was negatively impacted by market falls and outflows from hedge funds and Asian retail investors, partially offset by inflows from Australian investors. The fall in base fee revenue was greater than the decrease in AUM due to fund redemptions from higher margin products, and also that the decrease in AUM would have been greater but for a $1.7 billion mandate won in March 2009.

Performance fees

Performance fee revenue was $14 million, down 69% on a strong prior year that included significant performance fees from the Listed Equities division.

Other fee and commission income

Other fee and commission income increased 16% during the year to $129 million. Included in Other fee and commission income are structuring fees, capital protection fees, wholesale threshold management fees and internal fees received for managing BFS products.

Structuring fees were down on the prior year due to lower Australian and European retail product raisings. Wholesale threshold management fees also declined as the base on which these were earned was affected by adverse market conditions. These decreases were offset by significantly higher income from the True Index products due particularly to strong performance by the Real Estate Securities division. Another strong contributor was the income from the German investment distribution business.

Net trading income

Net trading income includes the results for MFG's seed investments and some products offered by the Investment Solutions & Distribution division. MFG incurred a trading loss of $10 million for the year to 31 March 2009, compared to a trading income of $21 million in the prior year. Seed investments were impacted by the negative performance of markets.

Asset and equity investment income

Asset and equity investment loss for the year was $15 million, compared to a gain of $105 million in the prior year, which included a significant gain on the sale of investment in Macquarie-IMM. The current year result largely consisted of equity accounted losses and diminution in the value of investment securities from Four Corners Capital Management, Fortress Trust, MD Sass Financial Strategies Investment Vehicle, LLC and the UK open-ended investment company, CF Macquarie Global Infrastructure Securities Fund.

Other income

Other income was $17 million for the year to 31 March 2009, down 29% on the prior year result, which included profit from the disposal of held for sale investments. The current period result includes dilution gains on the sale of joint venture interests ($4 million) and seasonal inventory sales associated with the agricultural funds management business ($9 million).

Total operating expenses

Total operating expenses were $292 million, up 9% on the prior year. This was mainly due to higher overall staff numbers as a result of the acquisition and consolidation of Allegiance Investment Management and Four Corners Capital Management in the US, as well as the internal transfer of a European distribution business from the Macquarie Securities Group, which contributed 66 staff members to the overall headcount in 2009. The increase in employment expenses was partially offset by reduced IT system costs associated with a new investment accounting and administration system implemented during the prior year, and lower brokerage and commission expenses associated with lower structured product raisings in the current year.

2.0 Segment analysis
continued

2.7 Corporate and Asset Finance

	Half year to			Full year to		
	Mar 09	Sep 08	*Movement*	**Mar 09**	Mar 08	*Movement*
	$m	$m	*%*	**$m**	$m	*%*
Net interest income/(expense)	**81**	48	*69*	**129**	101	*28*
Fee and commission income	**6**	8	*(25)*	**14**	13	*8*
Net trading income	**(9)**	–	*n/a*	**(9)**	3	*(large)*
Other income						
Specific provisions and collective allowance for credit losses	**(33)**	(11)	*(200)*	**(44)**	(15)	*193*
Operating lease income	**70**	44	*59*	**114**	67	*70*
Other income	**(31)**	21	*(248)*	**(10)**	41	*(124)*
Internal revenue	**8**	9	*(11)*	**17**	8	*113*
Total other income	**14**	63	*(78)*	**77**	101	*(24)*
Total operating income	**92**	119	*(23)*	**211**	218	*(3)*
Operating expenses						
Employment expenses	**(42)**	(33)	*27*	**(75)**	(55)	*36*
Other operating expenses	**(37)**	(31)	*19*	**(68)**	(50)	*36*
Total operating expenses	**(79)**	(64)	*23*	**(143)**	(105)	*36*
Outside equity interests	**(1)**	(1)	–	**(2)**	(1)	*100*
Total contribution to profit	**12**	54	*(78)*	**66**	112	*(41)*
Non-GAAP metrics						
Headcount	**539**	546	*(1)*	**539**	545	*(1)*

Write-downs and impairment provisions totalled $77 million for the year ended 31 March 2009. These are reflected in the following lines above:

- Specific provisions and collective allowance for credit losses $44 million (2008: $15 million)
- Other income $33 million (2008: $nil).

Corporate and Asset Finance's result for the year to 31 March 2009 was $66 million, down 41% on the strong prior year.

Net interest income

The 28% increase in net interest income on the combined loan and leasing book was due to portfolio growth, higher margins and the full year impact from the acquisition of Macquarie Equipment Finance US (formerly CIT Equipment Leasing) in December 2007.

Specific provisions and allowances for credit losses

The charge for specific provisions and allowance for credit losses of $44 million for the year is a result of portfolio growth and losses incurred across the businesses.

Operating lease income

Operating lease income, net of depreciation, for the year to 31 March 2009 was $114 million, up 70% on the prior year reflecting the growth in the operating lease portfolio, particularly the Electronics business.

Other income

A loss of $10 million was due to the reduced sales activity in the second six months of the year together with provisions for impairment against the value of inventory and off-lease assets held.

Total operating expenses

Total expenses were $143 million for the year to 31 March 2009, up 36% on the prior year. This increase was mainly driven by the full year impact of the additional headcount and other related costs resulting from the acquisition of Macquarie Equipment Finance US (formerly CIT Equipment Leasing) in December 2007.

2.0 Segment analysis continued

2.8 Real Estate Banking

	Half year to			Full year to		
	Mar 09	Sep 08	*Movement*	**Mar 09**	Mar 08	*Movement*
	$m	$m	*%*	**$m**	$m	*%*
Net interest income/(expense)	**28**	(32)	*(188)*	**(4)**	2	*(300)*
Fee and commission income						
Base fees	**16**	16	–	**32**	31	*3*
Performance fees	**1**	1	–	**2**	18	*(89)*
Advisory fee income	**10**	1	*large*	**11**	–	*n/a*
Other fee and commission income	**1**	9	*(89)*	**10**	18	*(44)*
Total fee and commission income	**28**	27	*4*	**55**	67	*(18)*
Net trading income	**(5)**	(1)	*large*	**(6)**	4	*(250)*
Asset and equity investment income						
Asset and equity investment income	**(11)**	42	*(126)*	**31**	184	*(83)*
Impairment charges on equity investments and non-financial assets	**(117)**	(69)	*70*	**(186)**	(301)	*(38)*
Other asset sales	**–**	6	*(100)*	**6**	40	*(85)*
Total asset and equity investment income	**(128)**	(21)	*large*	**(149)**	(77)	*94*
Other income						
Specific provisions and collective allowance for credit losses	**(101)**	(69)	*46*	**(170)**	(13)	*large*
Other income	**11**	13	*(15)*	**24**	16	*50*
Internal revenue	**(1)**	(11)	*(91)*	**(12)**	(39)	*(69)*
Total other income	**(91)**	(67)	*36*	**(158)**	(36)	*large*
Total operating income	**(168)**	(94)	*79*	**(262)**	(40)	*large*
Operating expenses						
Employment expenses	**(16)**	(16)	–	**(32)**	(33)	*(3)*
Other operating expenses	**(35)**	(27)	*30*	**(62)**	(57)	*9*
Total operating expenses	**(51)**	(43)	*19*	**(94)**	(90)	*4*
Total contribution to profit	**(219)**	(137)	*60*	**(356)**	(130)	*174*
Non-GAAP metrics						
Assets under management ($ billion)	**14.8**	15.2	*(3)*	**14.8**	13.6	*9*
Headcount	**136**	214	*(36)*	**136**	213	*(36)*

Write-downs, impairment provisions and equity accounted losses totalled $387 million for the year ended 31 March 2009. These are reflected in the following lines above:

- Total asset and equity investment income $217 million (2008: $301 million)
- Specific provisions and collective allowance for credit losses $170 million (2008: $13 million).

During the year the majority of the Real Estate Group platform was merged with Macquarie Capital to create an integrated real estate platform in order to maximise domestic and international real estate growth opportunities (including funds management, advisory and principal activities) and to leverage expertise from all Macquarie Capital industry and product teams. The remaining businesses formed a new division called Real Estate Banking.

Real Estate Banking's (REB) loss for the year to 31 March 2009 was $356 million. The year has been challenging for REB with the financial crisis significantly impacting real estate markets worldwide. Consequently, REB has recognised a number of provisions and impairment charges during the year.

Net interest income/(expense)
Net interest expense for the year to 31 March 2009 was $4 million. The change between the first half of the year and the second half reflects additional interest income and fees from the loan portfolio. This includes $26 million of interest and $9 million of risk participation fee accruals on loans previously on zero accrual in the Structured Finance loan book and $19 million on Medallist US shareholder loans to lift the interest rate to entitlement over the prior three years.

Base and performance fee income
Base management fee income for the year to 31 March 2009 was $32 million, broadly in line with the prior year.

Minimal performance fee income was recognised in the year to 31 March 2009 as a result of the general downturn in global real estate markets.

Advisory fee income
Advisory fee income, net of service fee charges from MacCap Advisers for the year to 31 March 2009 was $11 million. The main fee income for the year related to advisory fees on the sale of the interest in Macquarie Prime REIT and its manager. Additional fees were earned on the capital raising for MGPA Fund III.

Other fee and commission income
Other fee and commission income of $10 million in the year to 31 March 2009 included fees recognised on a number of real estate transactions, including property development activities, which declined as a result of reduced activity across all real estate markets.

Asset and equity investment income

Asset and equity investment income of $31 million for the year to 31 March 2009 was driven by REB's share of equity accounted income from associates. Overall income was substantially down on the prior year. Equity accounted income from MGPA provided a solid contribution, which included the underlying receipt of management and performance fees.

The disposal of the Macquarie Goodman Asia business and the exit from Macquarie Prime REIT and its manager contributed a small net profit.

Impairment charges on equity investments and non-financial assets

Difficult market conditions have resulted in further impairments of $186 million. Write-downs during the year included:

- $30 million on Australian listed (Macquarie CountryWide Trust and Macquarie Office Trust) and unlisted REIT investments;
- $101 million on offshore listed investments,
- $3 million of direct property write-downs and $12 million on Structured Finance equity investments; and
- $40 million of inventory write-downs.

Other asset sales

Other asset sales in 2008 related to the sale of a portfolio of residential and office properties in Japan.

Specific provisions and collective allowance for loan losses

Difficult market conditions have resulted in specific provisions and an increase in the collective allowance for credit losses on real estate loans of $170 million in the year ended 31 March 2009, mostly attributable to loans made to developers with US residential market exposure.

Operating expenses

Operating expenses for the year ended 31 March 2009 of $94 million were broadly in line with the prior year. Recent decreases in headcount have not yet been reflected in employment expenses.

3.0 Funding and liquidity

3.1 Overview

The two primary external funding vehicles for the Group are MGL and MBL. MGL provides funding principally to the Non-Banking Group and limited funding to some MBL Group subsidiaries. MBL provides funding to the Banking Group and provides an intra-group loan to MGL.

The high level funding relationships of the Group are shown below:



Debt
Macquarie Group Limited (MGL)
Equity
Debt and equity
Intra-group loan
Debt and equity
Debt and hybrid equity
Macquarie Bank Limited (MBL) Banking Group
Non-Banking Group

Liquidity management

The Group's liquidity risk management framework ensures that both MGL and MBL are able to meet their funding requirements as they fall due under a range of market conditions.

Liquidity management is performed centrally by Group Treasury, with oversight from the Asset and Liability Committee, the MGL and MBL Boards and the Risk Management Group (RMG). MGL Group and MBL Group's liquidity policies are approved by their respective Boards after endorsement by the Asset and Liability Committee. The Asset and Liability Committee include the Chief Executive Officer, Chief Financial Officer, Head of RMG, Treasurer and Business Group Heads.

RMG provides independent prudential oversight of liquidity risk management, including the independent validation of liquidity scenario assumptions, liquidity policies, and the required funding maturity profile.

Liquidity policy and principles

MGL provides funding predominantly to the Non-Banking Group. As such, the MGL liquidity policy outlines the liquidity requirements for the Non-Banking Group. The key requirement of the policy is that MGL is able to meet all of its repayment obligations for the next 12 months with no access to funding markets.

Reflecting the longer term nature of the Non-Banking Group asset profile, MGL is funded predominantly with a mixture of capital and long term wholesale funding. MGL has no short term wholesale funding.

The MBL liquidity policy outlines the liquidity requirements for the Banking Group. The key requirement of the policy is that MBL is able to meet all of its repayment obligations for the next 12 months through a period of constrained access to wholesale funding markets. MBL is funded mainly by capital, long term liabilities and deposits.

The liquidity management principles apply to both MGL and MBL and include the following:

Liquidity and funding management

- All liquidity requirements are managed centrally by Group Treasury
- Liquidity risk is managed through setting limits on the maturity profile of assets and liabilities
- A Liquidity Contingency Plan is approved by the Board and reviewed periodically
- A funding plan is prepared annually and the funding position is monitored throughout the year
- Diversity and stability of funding sources is a key priority.

Liquidity limits

- Term assets must be funded by term liabilities
- Cash and liquid assets are sufficient to cover a 12 months stress scenario
- Cash and liquid assets held to meet stress scenarios must be unencumbered, high quality liquid assets and cash
- Short term assets exceed short term wholesale liabilities.

Scenario analysis

Scenario analysis is central to the Group's liquidity risk management framework. Group Treasury models a number of liquidity scenarios covering both market-wide crises and firm-specific crises. The objective of this modelling is to ensure MGL and MBL's ability to meet all repayment obligations under each scenario and determine the capacity for asset growth. The modelling includes 12 months liquidity scenarios significantly more severe than the conditions that have been experienced since August 2007.

Scenarios are run over a number of timeframes and a range of conservative assumptions are used with regard to access to capital markets, deposit outflows, contingent funding requirements and asset sales.

Liquid asset holdings

Group Treasury maintains a portfolio of highly liquid unencumbered assets in both MGL and MBL to ensure adequate liquidity is available in all funding environments, including worst case conditions. The minimum liquid asset requirement is calculated from scenario projections and also complies with regulatory minimum requirements.

To determine the minimum level of liquid assets, reference is made to the expected minimum cash requirement during a combined market-wide and firm-specific crisis scenario over a 12 month timeframe. This scenario assumes no access to new funding sources, a significant loss of deposits and contingent funding outflows resulting from undrawn commitments, market moves on derivatives and other margined positions. The size of the liquid asset portfolio must always exceed the minimum cash requirement as calculated in this model.

The liquid asset portfolio contains only unencumbered assets that can be relied on to maintain their liquidity in a crisis scenario. At least 90% of the liquid assets portfolio must be repo eligible with a central bank. The remaining 10% must be approved by Group Treasury and RMG before inclusion in the liquid asset portfolio. As at 31 March 2009, 97% of the liquid asset portfolio was eligible for repurchase with central banks.

The liquid asset portfolio typically includes unencumbered cash and central bank repo eligible Government, Semi-Government, Supranational, government guaranteed bank and unguaranteed bank securities and AAA rated Australian residential mortgage backed securities. In addition, the portfolio includes other very short dated, high quality liquid assets such as A-1+ rated Australian residential mortgage backed commercial paper. The liquid asset portfolio is largely denominated and held in Australian dollars and to a lesser extent in US dollars or other currencies where appropriate.

Liquidity contingency plan

Group Treasury maintains a liquidity contingency plan. The liquidity contingency plan defines roles and responsibilities and actions to be taken in a liquidity event. This includes identification of key information requirements and appropriate communication plans with both internal and external parties.

Specifically, the plan details factors that may constitute a crisis, the officer responsible for enacting the contingency management, a committee of senior executives who would be responsible for managing a crisis, the information required to effectively manage a crisis, a public relations strategy, a high level check list of actions to be taken, and contact lists to facilitate prompt communication with all key internal and external stakeholders. The liquidity contingency plan is subject to regular review (at least annually) by both Group Treasury and RMG, and is submitted to the Board for approval.

Funding transfer pricing

An internal funding transfer pricing system is in place which aims to align businesses with the overall funding strategy of the Group. Under this system the costs of long- and short-term funding are charged out, and credits are made to business units that provide long-term stable funding.

Credit ratings

Credit ratings at 31 March 2009 are detailed below.

	Macquarie Group Limited			Macquarie Bank Limited		
	Short-term rating	Long-term rating	Long-term rating outlook	Short-term rating	Long-term rating	Long-term rating outlook
Fitch Ratings	F-1	A	Stable	F-1	A+	Stable
Moody's Investors Services	P-1	A2	Negative	P-1	A1	Negative
Standard and Poor's	A-2	A-	Negative	A-1	A	Negative

3.0 Funding and liquidity continued

3.2 Explanation of funded balance sheet

The Group's statutory balance sheet is prepared based on AGAAP and does not represent actual funding requirements. For example, the statutory balance sheet includes certain accounting gross-ups and non-recourse self funded assets that do not represent a funding requirement of the Group.

The table below reconciles the reported assets of the consolidated Group to the net funded assets at 31 March 2009. This is later split between the Banking Group and Non-Banking Group to assist in the analysis of each of the separate funding profiles of MGL and MBL.

	Notes	As at 31 March 2009 $b	As at 31 March 2008 $b
Total assets per MGL statutory balance sheet		**149.1**	167.2
Accounting deductions:			
Self funded trading assets	1	**(10.5)**	(28.9)
Derivative revaluation accounting gross-ups	2	**(26.1)**	(18.6)
Life investment contracts and segregated assets	3	**(6.9)**	(8.3)
Broker settlement balances	4	**(5.5)**	(5.8)
Short term working capital assets	5	**(5.1)**	(6.7)
Non-recourse funded assets:			
Securitised assets and non-recourse warehouses	6	**(20.4)**	(25.2)
Net funded assets		**74.6**	73.7

Explanatory notes concerning the net funded assets

1. Self funded trading assets
There are a number of entries on the balance sheet that arise from the normal course of trading activity Macquarie conducts with its clients. They typically represent both sides of a transaction. The entries off-set each other as both the bought and sold positions are recorded separately. Where these entries are matched, they do not require funding.

2. Derivative re-valuation accounting gross-ups
Macquarie's derivative activities are client driven with client positions hedged by off-setting positions. The derivatives are largely matched and this adjustment reflects that the matched positions do not require funding.

3. Life investment contracts and other segregated assets
These represent the assets and liabilities that are recognised where Macquarie provides products such as investment-linked policy contracts. The policy (contract) liability will be matched by assets held to the same amount and hence does not require funding.

4. Broker settlement balances
At any particular time Macquarie's broking business will have outstanding trades to settle with other brokers. These amounts (payables) can be offset in terms of funding by amounts that Macquarie is owed at the same time by brokers on other trades (receivables).

5. Short term working capital assets
As with the broker settlement balances above, Macquarie through its day-to-day operations generates working capital assets (e.g. receivables and prepayments) and working capital liabilities (e.g. creditors and accruals) that produce a 'net balance' that either requires or provides funding rather than the gross balance.

6. Securitised assets and non-recourse warehouses
Some lending assets (mortgages and leasing) are commonly sold down into external securitisation entities or transferred to external funding warehouses. As a consequence they are non-recourse to Macquarie and are funded by third parties rather than Macquarie.

3.3 Funding profile for consolidated MGL Group

Funded balance sheet of the consolidated MGL Group

	Notes	As at 31 March 2009 $b	As at 31 March 2008 $b
Funding sources			
Wholesale issued paper:	1		
Negotiable certificates of deposits		**4.7**	12.2
Commercial paper		**3.0**	7.6
Net trade creditors	2	**0.4**	0.9
Structured notes	3	**4.0**	6.0
Secured funding	4	**6.6**	8.2
Bonds	5	**16.9**	8.1
Other bank loans	6	**0.7**	0.3
Senior credit facility	7	**7.4**	4.9
Deposits:	8		
Retail deposits		**13.4**	6.6
Corporate and wholesale deposits		**5.4**	6.6
Loan Capital	9	**2.5**	2.3
Equity and hybrids	10	**9.6**	10.0
Total		**74.6**	73.7
Funded assets			
Cash and liquid assets	11	**30.3**	20.8
Net trading assets	12	**9.1**	12.2
Loan assets less than one year	13	**5.8**	12.5
Loan assets greater than one year	13	**19.5**	17.6
Assets held for sale	14	**0.2**	0.8
Debt investment securities	15	**1.2**	2.6
Co-investment in Macquarie-managed funds and equity investments	16	**7.2**	6.3
Property, plant and equipment and intangibles		**1.3**	0.9
Total		**74.6**	73.7

See section 3.6 for notes 1-16.

Detail of term funding (drawn and committed but undrawn) maturing beyond one year


$b
14
12
10
8
6
4
2
0
Total = $41.6 billion
1-2 yrs
2-3 yrs
3-4 yrs
4-5 yrs
>5 yrs
Equity
Hybrid
Senior credit facility – drawn
Senior credit facility – undrawn
Other bank loans
Loan capital
Bonds
Secured funding
Structured notes

	As at 31 March 2009				
	1-2yrs $b	2-3yrs $b	3-4yrs $b	4-5yrs $b	5yrs+ $b
Structured notes	1.2	0.4	0.5	0.2	0.3
Secured funding	0.4	0.3	1.5	2.4	1.5
Bonds	1.3	4.1	1.2	6.2	–
Other bank loans	0.1	–	0.2	–	–
Senior credit facility	2.4	2.5	2.4	–	–
Total debt	5.4	7.3	5.8	8.8	1.8
Loan capital	–	–	–	0.6	1.9
Equity and Hybrid	–	–	–	–	9.6
Total funding sources drawn	5.4	7.3	5.8	9.4	13.3
Undrawn	0.2	0.1	0.1	–	–
Total funding sources drawn and undrawn	5.6	7.4	5.9	9.4	13.3

MGL Group's term funding (including undrawn facilities) maturing beyond one year exceeds term assets. In addition, at 31 March 2009 cash and liquid assets exceeded short term wholesale issued paper. Excluding equity as a permanent source of funding, the weighted average term to maturity of term funding (excluding short term funding) increased from 3.5 years at 31 March 2008 to 3.7 years at 31 March 2009.

Term funding initiatives

In October 2008 the Australian Government established a program to guarantee deposits and wholesale funding of Australian ADIs. Since the introduction of the scheme, eligible deposits of MBL have been covered by the guarantee and MBL has issued $14.0 billion of term wholesale funding under the guarantee.

Detail of term funding raised in the year ended 31 March 2009

		Full year to 31 March 2009		
		Banking Group $b	Non-Banking Group $b	Total $b
Securitised assets	Term securitisation (PUMA and SMART) as well as other secured finance	5.8	0.5	6.3
Issued paper	Term issued paper/capital markets private placement			
	— Government guaranteed	14.0	—	14.0
	— Unguaranteed	0.1	—	0.1
Hybrid	Convertible preference securities	—	0.6	0.6
Senior Credit Facility	Conversion to term funding of part of the Standby Facility in the Senior Credit Facility	—	0.3	0.3
Other		0.2	—	0.2
Total		20.1	1.4	21.5

Balance sheet initiatives

During the year ended 31 March 2009 MGL Group implemented a number of initiatives that reduced low-yielding funded balance sheet assets. These initiatives included the winding down of the Australian mortgages division, sale of the majority of the investment lending business, the sale of the Italian mortgages portfolio and some Asian real estate assets. The change in composition of the funded balance sheet is illustrated in the chart below.



31 March 2008
30 September 2008
31 March 2009
$b
ST wholesale issued paper (27%)
Other debt maturing in the next 12 months (17%)
Deposits (18%)
Debt maturing beyond 12 months (22%)
Equity (12%)
1.1x excess
Cash and liquid assets (28%)
Trading assets (17%)
Loan assets < 1 year (17%)
Loan assets > 1 year (24%)
Equity investments (9%)
ST wholesale issued paper (25%)
Other debt[1] maturing in the next 12 months (14%)
Deposits (22%)
Debt maturing beyond 12 months (23%)
1.4x excess
Cash and liquid assets (34%)
Trading assets (12%)
Loan assets < 1 year (17%)
Loan assets > 1 year (24%)
Equity investments[2] (9%)
ST wholesale issued paper (10%)
Other debt[1] maturing in the next 12 months (9%)
Deposits (25%)
Debt maturing beyond 12 months (39%)
Loan capital
Hybrid
3.9x excess
Cash and liquid assets (41%)
Trading assets (12%)
Loan assets < 1 year (8%)
Loan assets > 1 year (26%)
Equity investments[2] (10%)
Assets held for sale
Debt investment securities
PPE & intangibles
Funding sources
Funded assets

1 Includes structured notes, secured funding, bonds, other bank loans maturing within the next 12 months and net trade creditors.

2 This represents the Group's co-investment in Macquarie-managed funds and equity investments.

3.0 Funding and liquidity
continued

3.4 Funding profile for Banking Group

Funded balance sheet of the Banking Group

	Notes	As at 31 March 2009 $b	As at 31 March 2008 $b
Funding sources			
Wholesale issued paper:	1		
Negotiable certificates of deposits		**4.7**	12.2
Commercial paper		**3.0**	7.6
Net trade creditors	2	**0.2**	0.2
Structured notes	3	**3.7**	6.0
Secured funding	4	**5.8**	7.1
Bonds	5	**16.9**	8.1
Other bank loans	6	**0.4**	—
Deposits:	8		
Retail deposits		**13.4**	6.6
Corporate and wholesale deposits		**5.2**	6.4
Loan Capital	9	**1.9**	2.3
Equity and hybrids	10	**6.4**	6.4
Total		**61.6**	62.9
Funded assets			
Cash and liquid assets	11	**25.5**	18.7
Net trading assets	12	**8.1**	11.4
Loan assets less than one year	13	**5.6**	11.5
Loan assets greater than one year	13	**17.9**	13.8
Assets held for sale	14	**0.1**	—
Debt investment securities	15	**0.6**	1.9
MBL intra-group loan to MGL		**3.8**	8.8
Non-Banking Group deposit with MBL		**(2.5)**	(5.8)
Co-investment in Macquarie-managed funds and equity investments	16	**2.1**	2.4
Property, plant and equipment and intangibles		**0.4**	0.2
Total		**61.6**	62.9

See section 3.6 for notes 1-16.

Detail of term funding (drawn and committed but undrawn) maturing beyond one year



Debt
Loan capital
Hybrids
Equity
$b
10
8
6
4
2
0
Total = $28.8 billion
1-2 yrs
2-3 yrs
3-4 yrs
4-5 yrs
>5 yrs

	As at 31 March 2009				
	1-2yrs $b	2-3yrs $b	3-4yrs $b	4-5yrs $b	5yrs+ $b
Structured notes	1.0	0.4	0.5	0.2	0.3
Secured funding	0.4	0.2	1.4	2.3	1.0
Bonds	1.3	4.1	1.2	6.2	–
Total debt	2.7	4.7	3.1	8.7	1.3
Loan capital	–	–	–	–	1.9
Equity and Hybrid	–	–	–	–	6.4
Total funding sources drawn	2.7	4.7	3.1	8.7	9.6
Undrawn	–	–	–	–	–
Total funding sources drawn and undrawn	2.7	4.7	3.1	8.7	9.6

The Banking Group has diversity of funding by both source and maturity. Term funding beyond one year (excluding equity) has a weighted average term to maturity of 4.1 years.

The key tools used for accessing wholesale debt funding markets for MBL, which primarily funds the Banking Group, are as follows:

- $US25 billion multi-instrument Regulation S Debt Instrument Program, incorporating both Government Guaranteed and unguaranteed securities that may be issued including Euro Commercial Paper, Euro Commercial Deposits, Euro-Medium Term Notes, senior and subordinated fixed/floating rate notes, and Transferable Deposits. The Debt Instrument Program had $US7.7 billion debt securities outstanding at 31 March 2009
- $US10 billion Commercial Paper Program incorporating Government Guaranteed and unguaranteed securities under which $US50 million of debt securities were outstanding at 31 March 2009
- $US10 billion Rule 144A/Regulation S Medium Term Note Program incorporating both Government Guaranteed and unguaranteed securities. At 31 March 2009 Government Guaranteed issuance amounted to $US7.6 billion under the Rule 144A/Regulation S Medium Term Note Program.

3.0 Funding and liquidity continued

MBL Group accesses the Australian capital markets through the issuance of Negotiable Certificates of Deposits and Transferable Negotiable Certificates of Deposits. At 31 March 2009, MBL Group had $4.7 billion of these securities outstanding.

MBL Group, as an ADI, has access to liquidity from the Reserve Bank of Australia's (RBA) daily market operations. At 31 March 2009 MBL Group had internally securitised $822 million of its own mortgages, which is a form of collateral on the RBA's list of eligible securities for repurchase agreements.

MBL is eligible for the large deposit and wholesale funding guarantees recently announced by the Australian Government. See 'Term funding initiatives' for details on term funding issued to 31 March 2009 under the government guarantee scheme.

Deposit strategy

Over the course of 2009 MBL has pursued a deposit strategy to further diversify its funding sources. The focus has been on attracting deposits which represent more stable and reliable sources of funding. MBL's total deposit base has grown from $13.2 billion at March 2008 to $18.8 billion at March 2009. In particular, the retail deposit base experienced significant growth during this period having grown by $6.8 billion to $13.4 billion as at 31 March 2009. The chart below illustrates the deposit growth since March 2006.



■ Retail ■ Corporate/wholesale
$b
20
15
10
5
0
Mar 06 Sep 06 Mar 07 Sep 07 Mar 08 Sep 08 Mar 09

3.5 Funding profile for Non-Banking Group

Funded balance sheet of the Non-Banking Group

	Notes	As at 31 March 2009 $b	As at 31 March 2008 $b
Funding sources			
MBL intra-group loan to MGL		**3.8**	8.8
Net trade creditors	2	**0.2**	0.7
Structured notes	3	**0.3**	–
Secured funding	4	**0.8**	1.1
Other bank loans	6	**0.3**	0.3
Senior credit facility	7	**7.4**	4.9
Deposits	8	**0.2**	0.2
Loan Capital	9	**0.6**	–
Equity	10	**3.2**	3.6
Total		**16.8**	19.6
Funded assets			
Cash and liquid assets	11	**4.8**	2.1
Non-Banking Group deposit with MBL		**2.5**	5.8
Net trading assets	12	**1.0**	0.7
Loan assets less than one year	13	**0.2**	1.0
Loan assets greater than one year	13	**1.6**	3.8
Assets held for sale	14	**0.1**	0.8
Debt investment securities	15	**0.6**	0.8
Co-investment in Macquarie-managed funds and equity investments	16	**5.1**	3.9
Property, plant and equipment and intangibles		**0.9**	0.7
Total		**16.8**	19.6

See section 3.6 for notes 1-16.

Detail of term funding (drawn and committed but undrawn) maturing beyond one year



Equity
Loan capital
Debt
$b
5
4
3
2
1
0
Total = $12.8 billion
1-2 yrs
2-3 yrs
3-4 yrs
4-5 yrs
> 5 yrs

	As at 31 March 2009				
	1-2yrs $b	2-3yrs $b	3-4yrs $b	4-5yrs $b	5yrs+ $b
Structured notes	0.2	–	–	–	–
Secured funding	–	0.1	0.1	0.1	0.5
Other bank loans	0.1	–	0.2	–	–
Senior credit facility	2.4	2.5	2.4	–	–
Intra-group loan[1]	–	–	–	–	–
Total debt	2.7	2.6	2.7	0.1	0.5
Loan capital	–	–	–	0.6	–
Equity	–	–	–	–	3.2
Total funding sources drawn	2.7	2.6	2.7	0.7	3.7
Undrawn	0.2	0.1	0.1	–	–
Total funding sources drawn and undrawn	2.9	2.7	2.8	0.7	3.7

Term funding beyond one year (excluding equity) has a weighted average term to maturity of 2.9 years.

Debt funding of MGL, which primarily funds the activities of the Non-Banking Group, includes:

- Senior Credit Facility, of which at 31 March 2009 was $7.4 billion drawn and $0.4 billion undrawn. In March 2009 MGL reduced its senior credit facility by $1.0 billion through early unwind of the standby facility. The facility was due to mature in May 2009. A further $0.2 billion of the standby facility matured in November 2008
- $3.8 billion intra-group loan from MBL. At 31 March 2009, this facility was an unsecured amortising two-year committed term loan, providing funding to MGL.

In addition to the above facilities, other key tools used for accessing funding for the Non-Banking Group include the following MGL facilities:

- $US10 billion multi-instrument Regulation S Debt Instrument Program, under which securities that may be issued include Euro Commercial Paper, Euro Commercial Deposits, Euro-Medium Term Notes, senior and subordinated fixed/floating rate notes, and Transferable Deposits and MGL Wholesale Notes. No amounts were outstanding under the Debt Instrument Program at 31 March 2009
- $US10 billion Rule 144A/Regulation S Medium Term Note Program. No amounts were outstanding under the Rule 144A/Regulation S Medium Term Note Program at 31 March 2009.

3.6 Explanatory notes concerning the funding sources and funded assets

Explanatory notes concerning the funding sources

1. Wholesale issued paper
Unsecured short-term wholesale funding comprised of both Negotiable Certificates of Deposit and Commercial Paper.

2. Net trade creditors
Short-term working capital balances (debtors and creditors) are created through the day-to-day operations of the Group. A net funding source (or use) will result due to timing differences in cash flows.

3. Structured notes
These are debt instruments on which the return is linked to commodities, equities, currencies or other assets. They are generally issued as part of structured transactions with clients and are hedged with positions in underlying assets or derivative instruments.

4. Secured funding
Certain funding arrangements that have been secured against an asset (or pool of assets).

5. Bonds
Unsecured long-term wholesale funding.

6. Other bank loans
Unsecured loans provided by financial institutions.

7. Senior credit facility
MGL's senior credit facility, provided by a syndicate of wholesale lenders.

8. Deposits
Unsecured funding from retail, corporate and wholesale depositors. The Australian Government guarantee is made available on eligible deposits in MBL.

9. Loan capital
Long-term subordinated debt and Convertible Preference Securities.

10. Equity and hybrids
Equity balances are comprised of issued capital, retained earnings and reserves. Hybrid instruments includes the MIPS security issues.

Explanatory notes concerning the funded assets

11. Cash and liquid assets
Funded cash and liquid assets generally consist of amounts due from banks and short-term debt investment securities available for sale. Liquid assets are almost entirely repo eligible with central banks or are very short dated.

12. Net trading assets
The net trading asset balance consists of financial markets and equity trading assets including the net derivative position and any margin or collateral balances. It also includes trading assets which are hedging structured notes issued.

13. Loan assets
This represents all loans provided to retail and wholesale borrowers, in addition to operating lease assets.

14. Assets held for sale
These are the net assets/liabilities of the held for sale categories on the balance sheet.

15. Debt investment securities
These include various categories of debt securities including asset backed securities, bonds, commercial mortgage backed securities and residential mortgage backed securities.

16. Co-investment in Macquarie-managed funds and equity investments
These equity securities are held with a long-term investment horizon, and include co-investments in Macquarie-managed funds.

4.0 Capital

4.1 Overview

As an Australian Prudential Regulation Authority (APRA) authorised and regulated Non-Operating Holding Company, MGL is required to hold adequate regulatory capital to cover the risks for the whole Macquarie Group, including the Non-Banking Group. Macquarie and APRA have agreed a capital adequacy framework for MGL, based on Macquarie's Board-approved Economic Capital Adequacy Model (ECAM) and APRA's capital standards for ADIs.

MGL's capital adequacy framework requires it to maintain minimum regulatory capital requirements calculated as the sum of the dollar value of:

- MBL's minimum Tier 1 capital requirement, based on a percentage of risk-weighted assets plus Tier 1 deductions (using prevailing APRA ADI Prudential Standards); and
- The Non-Banking Group capital requirement, calculated using Macquarie's ECAM.

Transactions internal to the Macquarie Group are eliminated.

Eligible regulatory capital of the MGL Group consists of ordinary share capital, retained earnings and certain reserves plus eligible hybrid instruments. Eligible hybrid instruments currently include the Convertible Preference Securities (CPS) issued by MGL in July 2008 as well as the Macquarie Income Securities (MIS) and Macquarie Income Preferred Securities (MIPS), described in further detail below.

The chart below depicts the regulatory capital position of MGL at 31 March 2009.

Regulatory capital position
$ billion 31 March 2009


Banking Group
Non-Banking Group
Capital Surplus
Minimum Regulatory Capital Requirement
Buffer for Volatility, Growth and Strategic Flexibility
Regulatory Capital Position as at 31 March 2009
0
1
2
3
4
5
6
7
8
9
10
11

4.0 Capital
continued

Macquarie Group regulatory capital surplus calculation

	As at	
	Mar 09 $m	Sep 08 $m
Macquarie Group eligible capital		
Bank Gross Tier 1 capital	**6,547**	5,908
Non-Bank eligible capital	**3,827**	4,415
Elimination of intra-group holdings of capital[1]	**(127)**	–
Eligible capital	**10,247**	10,323
Macquarie Group capital requirement		
Banking Group contribution		
Risk-Weighted Assets (excluding intra-group exposures)[2]	**36,765**	37,874
Capital required to cover Risk-Weighted Assets[3]	**2,574**	2,651
Tier 1 deductions (excluding intra-group exposures)[4]	**2,136**	1,612
Banking Group contribution	**4,710**	4,263
Non-Banking Group contribution	**2,401**	2,801
Capital requirement	**7,111**	7,064
Macquarie Group regulatory capital surplus	**3,136**	3,259

1 In calculating Macquarie Group eligible capital, intra-group holdings of capital instruments are eliminated.
2 In calculating the Bank's contribution to Group capital requirement, RWA associated with exposures to the Non-Bank are eliminated ($710 million at 31 March 2009).
3 At the internal minimum Tier 1 ratio of the Banking Group, which is 7%.
4 In calculating the Bank's contribution to Group capital requirement, Tier 1 deductions associated with intra-group exposures are eliminated ($127 million at 31 March 2009).

4.2 Banking Group capital

In January 2008, the new global capital regime for banks, known as the Basel II Framework, was implemented in Australia by APRA.
Macquarie Bank is accredited under the Foundation Internal Ratings Based Approach (FIRB) for credit risk, the Advanced Measurement Approach (AMA) for operational risk, the internal model approach for market risk[1] and the internal model approach for interest rate risk in the banking book.

These advanced approaches place a higher reliance on a bank's internal capital measures and therefore require a more sophisticated level of risk management and risk measurement practices.

APRA requires ADIs to have a minimum ratio of capital to risk weighted assets of 8% at both Level 1 (ELE Group) and Level 2 (Consolidated Banking Group), with at least half of this capital in the form of Tier 1 capital. In addition, APRA imposes ADI specific minimum capital ratios that may be higher than these levels. The MBL Group internal capital policy set by the Board requires capital floors above the minimum regulatory required levels.

Tier 1 capital

The MBL Group's Tier 1 capital consists of ordinary share capital, retained earnings, certain reserves, MIS and MIPS.

Reserves included in Tier 1 capital are the share based payment reserve and foreign currency translation reserve.

The innovative Tier 1 capital includes MIS and MIPS.

MIS are a perpetual instrument with no conversion rights. MIS were listed for trading on the Australian Stock Exchange (now known as the Australian Securities Exchange) on 19 October 1999 and became redeemable (in whole or in part) at the Bank's discretion on 19 November 2004. MIS distributions are paid quarterly at a floating rate of BBSW plus 1.7% per annum and payment is subject to certain conditions including profitability of the Bank.

MIPS were issued when the London branch of the Bank issued 7,000 reset subordinated convertible debentures, each with a face value of £50,000, to Macquarie Capital Funding LP, a controlled entity of the Bank. The convertible debentures currently pay a fixed return of 6.177% until April 2020.

On 11 February 2009, an ELE subsidiary of MBL financed a related party's acquisition of £150 million of MIPS. The treatment of this financing transaction, as agreed with APRA, is that Macquarie will:

- report as a deduction in Tier 1 the amount of MIPS financed to the extent that a portion of the MIPS is eligible Tier 1 capital
- report as a deduction in Upper Tier 2 the amount of MIPS financed to the extent that a portion of the MIPS is eligible Upper Tier 2 capital.

Tier 2 capital

The MBL Group Upper Tier 2 capital consists of the portion of MIS and MIPS not eligible for inclusion in Tier 1 capital and a portion of equity reserves. The MBL Group Lower Tier 2 capital consists of subordinated debt issued to financial institutions, subject to limits imposed by APRA based on Tier 1 capital. Repayment of this debt is subordinated to the claims of depositors and other creditors but ranks ahead of equity instruments.

Capital adequacy

The MBL Group's regulatory capital supply and capital ratios at 31 March 2009 are detailed in the tables on the following pages.

Pillar 3

The APRA Prudential Standard APS 330: Public Disclosure of Prudential Information details the market discipline (Pillar 3) requirements for Australian domiciled banks. APS 330 was effective from 30 September 2008, requiring qualitative and quantitative disclosure of risk management practices and capital adequacy.

These disclosures are required to be published within 40 business days of the reporting date and are available on Macquarie's website.

[1]Standard approach applied for specific risk on debt securities.

Banking Group total capital base

	As at			Movement	
	Mar 09 $m	Sep 08 $m	Mar 08 $m	*Sep 08 %*	*Mar 08 %*
Tier 1 capital					
Paid-up ordinary share capital	**4,560**	3,927	3,604	*16*	*27*
Reserves	**190**	180	170	*6*	*12*
Retained earnings	**882**	884	1,025	*(<1)*	*(14)*
Innovative Tier 1 capital	**915**	917	955	*(<1)*	*(4)*
Gross Tier 1 capital	**6,547**	5,908	5,754	*11*	*14*
Deductions from Tier 1 capital:					
Goodwill	**162**	121	62	*34*	*161*
Deferred tax assets	**53**	269	68	*(80)*	*(22)*
Changes in the ADI's own creditworthiness on banking book liabilities	**340**	71	72	*large*	*large*
Intangible component of investments in non-consolidated subsidiaries and other non-Level 2 entities	**128**	55	48	*133*	*167*
Loan and lease origination fees and commissions paid to mortgage originators and brokers	**170**	215	252	*(21)*	*(33)*
Holding of own Tier 1 capital instruments agreed with APRA	**127**	–	–	*n/a*	*n/a*
Other Tier 1 capital deductions	**357**	163	98	*119*	*264*
Deductions from Tier 1 capital only	**1,337**	894	600	*50*	*123*
Other 50/50 deductions from Tier 1 capital:					
Non-subsidiary entities exceeding prescribed limits (50%)	**112**	70	60	*60*	*87*
Non-consolidated subsidiaries (50%)	**274**	268	254	*2*	*8*
All other deductions relating to securitisation (50%)	**74**	39	13	*90*	*large*
Shortfall in provisions for credit losses (50%)	**294**	147	89	*100*	*230*
Other 50/50 deductions from Tier 1 capital (50%)	**172**	194	191	*(11)*	*(10)*
Total 50/50 deductions from Tier 1 capital	**926**	718	607	*29*	*53*
Total Tier 1 capital deductions	**2,263**	1,612	1,207	*40*	*88*
Net Tier 1 capital	**4,284**	4,296	4,547	*(<1)*	*(6)*
Tier 2 capital					
Upper Tier 2 capital:					
Excess Tier 1 capital instruments	**204**	254	188	*(20)*	*9*
Other Upper Tier 2 capital	**86**	89	109	*(3)*	*(21)*
Lower Tier 2 capital:					
Term subordinated debt	**1,941**	2,047	2,275	*(5)*	*(15)*
Gross Tier 2 capital	**2,231**	2,390	2,572	*(7)*	*(13)*
Deductions from Tier 2 capital:					
Holding of own Tier 2 capital instruments agreed with APRA	**204**	–	–	*n/a*	*n/a*
50/50 deductions from Tier 2 capital	**926**	718	607	*29*	*53*
Total Tier 2 capital deductions	**1,130**	718	607	*57*	*86*
Net Tier 2 capital	**1,101**	1,672	1,965	*(32)*	*(44)*
Total capital base	**5,385**	5,968	6,512	*(10)*	*(17)*

Risk-weighted assets

	As at			Movement	
	Mar 09	Sep 08	Mar 08	*Sep 08*	*Mar 08*
	$m	$m	$m	*%*	*%*
Credit risk – Risk-Weighted Assets (RWA)					
Subject to FIRB approach:					
Corporate[1]	**9,901**	7,960	7,928	*24*	*25*
Sovereign	**36**	54	30	*(33)*	*20*
Bank	**1,134**	958	1,208	*18*	*(6)*
Residential mortgage	**1,952**	1,275	955	*53*	*104*
Other retail	**680**	540	367	*26*	*85*
Total RWA subject to FIRB approach	**13,703**	10,787	10,488	*27*	*31*
Specialised lending exposures subject to slotting criteria[2]	**3,101**	4,163	4,382	*(26)*	*(29)*
Subject to Standardised approach:					
Corporate	**3,504**	4,518	3,662	*(22)*	*(4)*
Residential mortgage	**197**	1,483	1,345	*(87)*	*(85)*
Other retail	**2,496**	2,039	1,847	*22*	*35*
Other	**3,540**	3,608	4,335	*(2)*	*(18)*
Total RWA subject to Standardised approach	**9,737**	11,648	11,189	*(16)*	*(13)*
Credit risk RWA for Securitisation exposures	**1,074**	1,357	1,244	*(21)*	*(14)*
Total credit risk RWA	**27,615**	27,955	27,303	*(1)*	*1*
Equity risk exposures RWA	**1,189**	1,456	1,370	*(18)*	*(13)*
Market risk RWA	**2,082**	2,291	2,213	*(9)*	*(6)*
Operational risk RWA	**5,761**	6,720	5,215	*(14)*	*10*
Interest rate risk in banking book RWA	**6**	98	—	*(94)*	*n/a*
APRA scaling factor (6%) applied to IRB exposures	**822**	647	629	*27*	*31*
Total RWA	**37,475**	39,167	36,730	*(4)*	*2*
Capital ratios					
Macquarie Bank Group Tier 1 capital ratio (%)	**11.4**	11.0	12.4	*4*	*(8)*
Macquarie Bank Group Total capital ratio (%)	**14.4**	15.2	17.7	*(6)*	*(19)*

1 Includes $710 million for exposures to the Non-Banking Group (30 September 2008: $1,293 million; 31 March 2008: $2,129 million).

2 Specialised lending exposures subject to supervisory slotting criteria are measured using APRA determined risk weightings.

4.3 Non-Banking Group capital

APRA has approved Macquarie's ECAM for use in calculating the regulatory capital requirement of the Non-Banking Group. The ECAM is based on similar principles and models as the Basel II regulatory capital framework for banks, with both calculating capital at a one year 99.9% confidence level. The key features are:

Risk[1]	Basel II	ECAM
Credit	Capital requirement determined by Basel II formula, with some parameters specified by the regulator (e.g. loss given default)	Capital requirement determined by Basel II formula, but with internal estimates of some parameters
Equity	Simple risk-weight approach or deductions. Tier 1 capital requirement between 24% and 50% of face value[2]	Extension of Basel II credit model to cover equity exposures. Capital requirement between 32% and 86% of face value; average 47%
Market	3 times 10 day 99% Value at Risk (VaR) plus a specific risk charge	Scenario-based approach. Greater capital requirement than under regulatory regime
Operational	Basel II Advanced Measurement Approach	Basel II Advanced Measurement Approach

1 The ECAM also covers risk on assets held as part of business operations, e.g. fixed assets, goodwill, intangible assets, capitalised expenses and certain minority stakes in associated companies or stakes in joint ventures as well as non-traded interest rate risks.

2 Assuming an 8% Tier 1 ratio, the 300% and 400% risk weightings for equity exposures under Basel II equate to a capital requirement of 24% or 32%. Any deductions required for equity exposure are 50/50 Tier 1 and Tier 2, hence a 50% Tier 1 capital requirement.

Non-Banking Group regulatory capital requirement

The capital requirement of the Non-Banking Group is set out in the table below.

	As at 31 March 2009		
	Asset $b	Capital requirement $m	Equivalent risk weight
Funded assets			
Cash and liquid assets	4.8	16	4%
Loan assets[1]	1.8	186	129%
Assets held for sale	0.1	39	343%
Debt investment securities	0.6	73	154%
Co-investments in Macquarie-managed funds and equity investments – listed	2.7	947	441%
Co-investments in Macquarie-managed funds and equity investments – unlisted	2.4	1,173	617%
Property, plant and equipment and intangibles[2]	0.9	183	250%
Non Banking Group deposits with MBL	2.5	–	–
Net Trading Assets	1.0	–	–
Total funded assets	16.8	2,617	
Self-funded and non-recourse assets			
Self funded trading assets	2.5		
Broker settlement balances	4.3		
Working capital assets	3.1		
Total self-funded and non-recourse assets	9.9		
Total Non-Banking Group assets	26.7		
Off balance sheet exposures, operational, market and other risk and diversification offset[3]		(216)	
Non-Banking Group capital requirement		2,401	

1 Includes leases.

2 Intangibles relating to the acquisition of Orion Financial Inc. are supported 100% by exchangeable shares. These exchangeable shares have not been included in eligible regulatory capital.

3 Includes capital associated with trading assets (e.g. market risk capital).

5.0 Supplementary information

5.1 Detailed statutory consolidated income statement

	Half year to			Full year to		
	Mar 09	Sep 08	*Movement*	**Mar 09**	Mar 08	*Movement*
	$m	$m	*%*	**$m**	$m	*%*
Net interest income						
Interest revenue	**2,826**	3,594	*(21)*	**6,420**	6,698	*(4)*
Interest expense	**(2,408)**	(3,074)	*(22)*	**(5,482)**	(5,881)	*(7)*
Net interest income	**418**	520	*(20)*	**938**	817	*15*
Fee and commission income						
Base fees	**467**	454	*3*	**921**	960	*(4)*
Performance fees	**15**	219	*(93)*	**234**	384	*(39)*
Mergers and acquisitions, advisory and underwriting	**615**	614	*<1*	**1,229**	1,459	*(16)*
Brokerage and commissions	**444**	593	*(25)*	**1,037**	1,253	*(17)*
Financial products	**122**	74	*65*	**196**	143	*37*
Platform and other administration fee income	**60**	74	*(19)*	**134**	146	*(8)*
Banking, lending and securitisation	**48**	40	*20*	**88**	66	*33*
Other fee and commission income	**81**	70	*16*	**151**	199	*(24)*
Income from life insurance business and other unit holder businesses	**38**	17	*124*	**55**	35	*57*
Total fee and commission income	**1,890**	2,155	*(12)*	**4,045**	4,645	*(13)*
Net trading income						
Equities	**(219)**	363	*(160)*	**144**	1,167	*(88)*
Commodities	**405**	178	*128*	**583**	394	*48*
Foreign exchange products	**(2)**	134	*(101)*	**132**	255	*(48)*
Interest rate products	**251**	47	*large*	**298**	19	*large*
Total net trading income	**435**	722	*(40)*	**1,157**	1,835	*(37)*
Asset and equity investment income						
Profit on sale of investment securities AVS	**18**	125	*(86)*	**143**	123	*16*
Profit on sale of associates and joint ventures	**18**	63	*(71)*	**81**	560	*(86)*
Gain on acquiring, disposing and change in ownership interest in subsidiaries and businesses held for sale	**263**	60	*large*	**323**	293	*10*
Net income/(expense) from disposal groups held for sale	**71**	20	*255*	**91**	(28)	*(large)*
Share of net profits of associates and joint ventures using the equity method	**(44)**	118	*(137)*	**74**	156	*(53)*
Dividends/distributions received/receivable from investment securities AVS (including associates held for sale)	**12**	37	*(68)*	**49**	91	*(46)*
Impairment charge on investment in associates and joint ventures	**(168)**	(546)	*(69)*	**(714)**	(300)	*138*
Impairment charge on investment securities available for sale	**(168)**	(138)	*22*	**(306)**	(120)	*155*
Impairment charge on disposal group held for sale	**5**	(197)	*(103)*	**(192)**	—	*n/a*
Impairment on non-financial assets	**(75)**	—	*n/a*	**(75)**	—	*n/a*
Other asset sales	**2**	56	*(96)*	**58**	64	*(9)*
Total asset and equity investment income	**(66)**	(402)	*(84)*	**(468)**	839	*(156)*

	Half year to			Full year to		
	Mar 09	Sep 08	*Movement*	**Mar 09**	Mar 08	*Movement*
	$m	$m	*%*	**$m**	$m	*%*
Other income						
Impairment charges:						
Collective allowance for credit losses	**(95)**	5	*(large)*	**(90)**	(37)	*143*
Specific provisions for credit losses	**(245)**	(166)	*48*	**(411)**	(71)	*large*
Other	**219**	136	*61*	**355**	220	*61*
Total other income	**(121)**	(25)	*large*	**(146)**	112	*(230)*
Total operating income	**2,556**	2,970	*(14)*	**5,526**	8,248	*(33)*
Operating expenses						
Employment expenses:						
Compensation expenses:						
Salary, commissions, superannuation and performance-related profit share	**(999)**	(1,099)	*(9)*	**(2,098)**	(3,720)	*(44)*
Share based payments	**(64)**	(64)	–	**(128)**	(126)	*2*
Provision for annual leave	**1**	(20)	*(105)*	**(19)**	(21)	*(10)*
Provision for long service leave	**5**	(7)	*(171)*	**(2)**	(11)	*(82)*
Total compensation expenses	**(1,057)**	(1,190)	*(11)*	**(2,247)**	(3,878)	*(42)*
Other employment expenses including on-costs, staff procurement and staff training	**(37)**	(75)	*(51)*	**(112)**	(299)	*(63)*
Total employment expenses	**(1,094)**	(1,265)	*(14)*	**(2,359)**	(4,177)	*(44)*
Brokerage and commission expenses	**(374)**	(311)	*20*	**(685)**	(702)	*(2)*
Occupancy expenses	**(241)**	(152)	*59*	**(393)**	(264)	*49*
Non-salary technology expenses	**(152)**	(111)	*37*	**(263)**	(214)	*23*
Professional fees	**(191)**	(134)	*43*	**(325)**	(246)	*32*
Travel and entertainment	**(102)**	(102)	–	**(204)**	(200)	*2*
Advertising and communication	**(45)**	(47)	*(4)*	**(92)**	(93)	*(1)*
Other expenses	**(95)**	(121)	*(21)*	**(216)**	(147)	*47*
Total operating expenses	**(2,294)**	(2,243)	*2*	**(4,537)**	(6,043)	*(25)*
Profit before income tax	**262**	727	*(64)*	**989**	2,205	*(55)*
Income tax expense	**64**	(79)	*(181)*	**(15)**	(317)	*(95)*
Profit after income tax	**326**	648	*(50)*	**974**	1,888	*(48)*
Distributions paid or provided on:						
Macquarie Income Preferred Securities	**(22)**	(23)	*(4)*	**(45)**	(50)	*(10)*
Macquarie Income Securities	**(14)**	(19)	*(26)*	**(33)**	(34)	*(3)*
Other minority interests	**(23)**	(2)	*large*	**(25)**	(1)	*large*
Profit attributable to minority interests	**(59)**	(44)	*34*	**(103)**	(85)	*21*
Profit after income tax attributable to ordinary equity holders of Macquarie Group Limited	**267**	604	*(56)*	**871**	1,803	*(52)*

5.0 Supplementary information continued

5.2 Base and performance fees

	Half year to		Full year to	
	Mar 09	Sep 08	**Mar 09**	Mar 08
	$m	$m	**$m**	$m
Base fees				
Macquarie Capital				
ConnectEast Group	**0.3**	0.5	**0.8**	1.1
DUET Group	**3.5**	3.5	**7.0**	7.0
Macquarie Airports	**12.2**	21.4	**33.6**	70.7
Macquarie Communications Infrastructure Group	**7.7**	14.0	**21.7**	40.1
Macquarie CountryWide Trust	**1.3**	1.4	**2.7**	1.5
Macquarie Infrastructure Company	**1.7**	7.9	**9.6**	24.9
Macquarie Infrastructure Group	**16.1**	27.7	**43.8**	72.7
Macquarie International Infrastructure Fund	**1.4**	3.8	**5.2**	12.8
Macquarie Leisure Trust Group	**1.7**	1.4	**3.1**	3.4
Macquarie Media Group	**–**	2.4	**2.4**	13.6
Macquarie Office Trust	**0.7**	0.5	**1.2**	0.8
Macquarie Power and Infrastructure Income Fund	**1.1**	1.0	**2.1**	1.9
Unlisted funds	**206.4**	160.3	**366.7**	262.6
Managed assets	**12.3**	5.9	**18.2**	10.0
Total Macquarie Capital	**266.4**	251.7	**518.1**	523.1
Real Estate Banking				
Macquarie Central Office Corporate Restructuring-REIT	**0.8**	0.8	**1.6**	1.7
Macquarie CountryWide Trust	**3.3**	3.4	**6.7**	8.0
Macquarie Office Trust	**10.5**	10.2	**20.7**	21.1
Unlisted funds	**0.9**	0.5	**1.4**	–
Managed assets	**0.3**	0.8	**1.1**	0.6
Total Real Estate Banking	**15.8**	15.7	**31.5**	31.4
Macquarie Funds	**75.9**	66.4	**142.3**	158.4
Banking and Financial Services	**109.3**	119.7	**229.0**	246.8
Total base fee income	**467.4**	453.5	**920.9**	959.7
Performance fees				
Macquarie Capital				
DUET Group	**–**	27.1	**27.1**	21.3
Macquarie Infrastructure Company	**–**	–	**–**	50.1
Macquarie International Infrastructure Fund	**–**	–	**–**	2.4
Macquarie Leisure Trust Group	**–**	–	**–**	0.3
Macquarie Power and Infrastructure Income Fund	**2.0**	–	**2.0**	3.9
Unlisted funds	**6.7**	125.9	**132.6**	203.9
Managed assets	**0.1**	57.4	**57.5**	38.6
Total Macquarie Capital	**8.8**	210.4	**219.2**	320.5
Real Estate Banking				
Unlisted funds	**0.2**	0.8	**1.0**	0.9
Managed assets	**0.4**	0.3	**0.7**	17.2
Total Real Estate Banking	**0.6**	1.1	**1.7**	18.1
Macquarie Funds	**5.9**	7.6	**13.5**	45.2
Total performance fee income	**15.3**	219.1	**234.4**	383.8

5.3 Impairment charges and provisions

Summary of asset impairment accounting policies

Loan assets
All loan assets are held at amortised cost and are subject to recurring review and assessment for possible impairment. Provisions for loan losses are based on an incurred loss model, which recognises a provision where there is objective evidence of impairment at each balance date, and is calculated based on the discounted values of expected future cash flows.

Specific provisions are recognised where impairment of individual loans are identified. Where individual loans are found not to be impaired, they are placed into pools of assets with similar risk profiles and collectively assessed for losses that have been incurred but not yet identified.

Equity accounted investments
Equity accounted investments are recorded at cost, adjusted for post-acquisition profits or losses recognised in the income statement and its share of post acquisition reserves recognised within equity. Whenever there is an indication an equity accounted investment may be impaired, the investment's carrying amount is compared to its recoverable amount. If the carrying amount exceeds the recoverable amount, an impairment charge is recognised immediately in the income statement. Recoverable amount is determined as the higher of fair value less costs to sell, and the present value of estimated future cash flows expected to arise from the investment.

Subsequent impairment reversal is recognised in the income statement.

Investment securities available for sale
Investment securities available for sale are initially carried at fair value plus transaction costs. Gains and losses arising from subsequent changes in fair value are recognised directly in the available for sale reserve in equity, until the asset is derecognised or impaired, at which time the cumulative gain or loss will be recognised in the income statement.

Available for sale equity investments are impaired when there has been a significant or prolonged decline in the fair value below its cost. The determination of what is significant or prolonged requires judgement. In making this judgement, Macquarie evaluates among other factors, the normal volatility in share price and the amount of time for which the fair value has been below cost. In addition, impairment may be appropriate when there is evidence of deterioration in the financial condition of the investee, industry and sector performance, operational and financing cash flows or changes in technology.

Disposal groups classified as held for sale
Assets classified as held for sale are carried at the lower of carrying amount and fair value less costs to sell. Assets classified as held for sale, or included within a disposal group that is classified as held for sale, are not depreciated. An impairment loss is recognised for any initial or subsequent write-down of the asset to fair value less costs to sell. A gain would be recognised for any subsequent increase in fair value less costs to sell, limited by the previous cumulative impairment loss recognised. A gain or loss not previously recognised by the date of sale would be recognised at the date of sale.

5.0 Supplementary information continued

Details of impairment charges and provisions

	Full year to 31 March 2009 $m
One-off costs relating to Mortgages Italy exit[1]	**248**
Impairment and equity accounted losses[2]	
Listed Macquarie-managed funds:	
Macquarie Infrastructure Group	**153**
Macquarie Communication Infrastructure Group	**113**
Macquarie Media Group	**93**
Macquarie Infrastructure Company	**42**
Macquarie CountryWide Trust	**24**
Other funds (DUET, MIIF, MOF)	**17**
Real estate equity investments (including J-REP)	**193**
US portfolios of ABS held as available for sale	**55**
Resources equity investments	**120**
Other equity co-investments (including Japan Airports, Spirit Finance)	**663**
	1,473
Loan impairment[3]	
Real estate loans	**170**
Resources loans	**161**
Other loans	**165**
	496
Impairments recognised on trading asset positions[4]	
Other equity investments carried at fair value through profit or loss (including BrisConnections)	**265**
CLO/CDO exposures held in trading portfolio	**61**
	326
Total impairment charges and provisions	**2,543**

1 Includes loss on sale of loan portfolio, write off of capitalised acquisition costs, loan impairment provisions, closure/redundancies costs.

2 $394 million equity accounted losses included on the basis impairment write-downs would have been recognised on Macquarie's co-investments if these equity accounted losses had not been recognised.

3 Includes specific credit provisions and collective allowance for credit losses recognised in the year ended 31 March 2009.

4 Selected items included are carried in the trading portfolio at fair value. Realised gains and losses, and unrealised gains and losses arising from changes in the fair value of the trading portfolio are recognised as trading income or expense in the income statement in the period in which they arise.

5.4 International income

International income by region

	Half year to			Full year to		
	Mar 09	Sep 08	*Movement*	**Mar 09**	Mar 08	*Movement*
	$m	$m	*%*	**$m**	$m	*%*
Americas	**149**	210	*(29)*	**359**	852	*(58)*
Asia Pacific	**589**	483	*22*	**1,072**	1,982	*(46)*
Europe, Africa and Middle East	**353**	563	*(37)*	**916**	1,459	*(37)*
Total international income	**1,091**	1,256	*(13)*	**2,347**	4,293	*(45)*
Australia	**883**	1,324	*(33)*	**2,207**	3,271	*(33)*
Total income (excluding earnings on capital and other corporate items)	**1,974**	2,580	*(23)*	**4,554**	7,564	*(40)*
Earnings on capital and other corporate items	**582**	390	*49*	**972**	684	*42*
Total operating income (as reported)	**2,556**	2,970	*(14)*	**5,526**	8,248	*(33)*
International income/total income (excluding earnings on capital and other corporate items) (%)	**55**	49		**52**	57	

International income by group and region

	Full year to 31 March 2009					
	Americas	**Asia Pacific**	**Europe, Africa and Middle East**	**Total International**	**Australia**	**Total income**
	$m	**$m**	**$m**	**$m**	**$m**	**$m**
Macquarie Capital	**(51)**	**171**	**647**	**767**	**553**	**1,320**
Treasury and Commodities	**298**	**74**	**353**	**725**	**246**	**971**
Macquarie Securities	**169**	**775**	**81**	**1,025**	**198**	**1,223**
Banking and Financial Services	**(13)**	**10**	**(193)**	**(196)**	**1,023**	**827**
Macquarie Funds	**32**	**28**	**22**	**82**	**250**	**332**
Corporate and Asset Finance	**57**	**37**	**34**	**128**	**64**	**192**
Real Estate Banking	**(133)**	**(23)**	**(28)**	**(184)**	**(121)**	**(305)**
Corporate	**–**	**–**	**–**	**–**	**(6)**	**(6)**
Total international income	**359**	**1,072**	**916**	**2,347**	**2,207**	**4,554**

5.0 Supplementary information continued

5.5 Income tax expense

	Full year to Mar 09 $m	Mar 08 $m
Income tax expense		
Profit before income tax	**989**	2,205
Less: Macquarie Income Preferred Securities	**(45)**	(50)
Less: Macquarie Income Securities	**(33)**	(34)
Less: Other minority interests	**(25)**	(1)
Profit before income tax attributable to ordinary equity holders	**886**	2,120
Income tax expense	**(15)**	(317)
Effective tax rate	**%**	**%**
Australian company income tax rate	**30.0**	30.0
Rate differential on offshore income	**(26.5)**	(14.3)
Non-deductible distribution paid/provided on MIS	**1.1**	0.5
Non-deductible options expense	**4.2**	1.7
Other items	**(7.1)**	(2.9)
Effective tax rate	**1.7**	15.0

5.6 Statutory consolidated balance sheet

	As at			Movement	
	Mar 09	Sep 08	Mar 08	*Sep 08*	*Mar 08*
	$m	$m	$m	*%*	*%*
Assets					
Cash and balances with central banks	**141**	225	7	*(37)*	*large*
Due from banks	**12,271**	13,441	10,110	*(9)*	*21*
Cash collateral on securities borrowed and reverse repurchase agreements	**5,096**	14,690	22,906	*(65)*	*(78)*
Trading portfolio assets	**9,260**	17,059	15,807	*(46)*	*(41)*
Loan assets held at amortised cost	**44,751**	51,783	52,407	*(14)*	*(15)*
Other financial assets at fair value through profit or loss	**7,910**	3,974	4,131	*99*	*91*
Derivative financial instruments — positive values	**27,428**	22,508	21,136	*22*	*30*
Other assets	**10,640**	11,413	10,539	*(7)*	*1*
Investment securities available for sale	**18,123**	18,025	16,454	*1*	*10*
Intangible assets	**759**	566	494	*34*	*54*
Life investment contracts and other unit holder assets	**4,314**	5,645	5,699	*(24)*	*(24)*
Interests in associates and joint ventures using the equity method	**6,123**	5,921	5,500	*3*	*11*
Property, plant and equipment	**605**	433	375	*40*	*61*
Deferred income tax assets	**1,186**	825	718	*44*	*65*
Non-current assets and assets of disposal groups classified as held for sale	**537**	927	967	*(42)*	*(44)*
Total assets	**149,144**	167,435	167,250	*(11)*	*(11)*
Liabilities					
Due to banks	**11,858**	11,349	10,041	*4*	*18*
Cash collateral on securities lent and repurchase agreements	**3,953**	14,664	13,781	*(73)*	*(71)*
Trading portfolio liabilities	**2,161**	11,079	11,825	*(80)*	*(82)*
Derivative financial instruments — negative values	**27,371**	24,430	21,399	*12*	*28*
Deposits	**21,868**	16,955	15,783	*29*	*39*
Debt issued at amortised cost	**48,270**	52,485	57,115	*(8)*	*(15)*
Other financial liabilities at fair value through profit or loss	**6,203**	6,263	6,288	*(1)*	*(1)*
Other liabilities	**10,342**	11,081	12,210	*(7)*	*(15)*
Current tax liabilities	**187**	159	193	*18*	*(3)*
Life investment contracts and other unit holder liabilities	**4,312**	5,634	5,689	*(23)*	*(24)*
Provisions	**189**	211	179	*(10)*	*6*
Deferred income tax liabilities	**4**	40	121	*(90)*	*(97)*
Liabilities of disposal groups classified as held for sale	**328**	153	215	*114*	*53*
Total liabilities excluding loan capital	**137,046**	154,503	154,839	*(11)*	*(11)*
Loan capital					
Convertible preference securities	**591**	591	—	—	*n/a*
Subordinated debt at amortised cost	**1,496**	1,413	1,704	*6*	*(12)*
Subordinated debt at fair value through profit or loss	**451**	647	646	*(30)*	*(30)*
Total loan capital	**2,538**	2,651	2,350	*(4)*	*8*
Total liabilities	**139,584**	157,154	157,189	*(11)*	*(11)*
Net assets	**9,560**	10,281	10,061	*(7)*	*(5)*

5.0 Supplementary information continued

	As at			Movement	
	Mar 09	Sep 08	Mar 08	*Sep 08*	*Mar 08*
	$m	$m	$m	*%*	*%*
Equity					
Contributed equity:					
Ordinary share capital	**4,906**	4,832	4,534	*2*	*8*
Treasury shares	**(2)**	(2)	(12)	—	*(83)*
Exchangeable shares	**116**	122	133	*(5)*	*(13)*
Reserves	**17**	283	456	*(94)*	*(96)*
Retained earnings	**3,627**	3,770	3,718	*(4)*	*(2)*
Total capital and reserves attributable to equity holders of Macquarie Group Limited	**8,664**	9,005	8,829	*(4)*	*(2)*
Minority interests:					
Macquarie Income Preferred Securities	**398**	780	752	*(49)*	*(47)*
Macquarie Income Securities	**391**	391	391	—	—
Other minority interests	**107**	105	89	*2*	*20*
Total equity	**9,560**	10,281	10,061	*(7)*	*(5)*

5.7 Equity investments

Equity investments are reported in the following categories in the statutory balance sheet:

- Other financial assets at fair value through profit or loss
- Investment securities available for sale (AVS)
- Investment in associates
- Assets and disposal groups held for sale (HFS).

The classification is driven by a combination of the level of influence Macquarie has over the investment and management's intention with respect to the holding of the asset in the short term.

Other financial assets at fair value through profit or loss include those financial assets that contain embedded derivatives which must be otherwise separated and carried at fair value if it is part of a group of financial assets managed and evaluated on a fair value basis.

AVS assets are investments where Macquarie does not have significant influence or control and are intended to be held for an indefinite period. AVS investments are initially recognised at cost and revalued in subsequent periods to recognise changes in the assets' fair value with these revaluations included in the AVS reserve in equity. If and when the AVS asset is sold or impaired, the cumulative unrealised gain or loss will be recognised in the income statement.

Associates are entities over which Macquarie has significant influence, but not control. Investments in associates may be further classified as HFS associates. HFS investments are those that have a high probability of being sold within 12 months to external parties. Associates that are not held for sale are carried at cost and equity-accounted. Macquarie's share of the investment's post-acquisition profits or losses is recognised in the income statement and its share of post-acquisition movements in reserves is recognised within equity.

For the purpose of analysis, equity investments have been re-grouped into the following categories:

- Investments in Macquarie-managed funds
- Other investments not held for sale or are not investments in Macquarie-managed funds
- HFS investments.

Equity investments reconciliation

	As at 31 March 2009 $m
Equity investments (excluding held for sale)	
Statutory balance sheet	
Equity investments within Other financial assets at fair value through profit or loss	2,196
Equity investments within Investment securities available for sale	814
Interests in associates and joint ventures using the equity method	6,123
Total equity investments per statutory balance sheet	9,133
Adjustment for funded balance sheet	
Equity hedge positions[1]	(1,951)
Total funded equity investments	7,182
Adjustments for equity investments analysis	
AVS reserves[2]	(105)
Associates reserves[3]	85
Total adjusted equity investments[4]	7,162
Held for sale investments	
Net assets of disposal groups classified as held for sale	209
Total equity investments including Held for sale investments	7,371

1 These relate to assets held for the purposes of economically hedging Macquarie's fair valued liabilities to external parties arising from various equity linked instruments, and have been excluded from the analysis of investment exposure.
2 AVS reserves that will be released to income upon realisation of the investment.
3 Associates reserves that will be released to income upon realisation of the investment.
4 The adjusted book value represents the total net exposure to Macquarie.

5.0 Supplementary information continued

Adjusted book value of equity investments by category

	As at 31 March 2009
	$m
Macquarie-managed funds	
DUET Group	**15**
Macquarie Airports	**1,107**
Macquarie Central Office CR-REIT	**30**
Macquarie Communications Infrastructure Group	**194**
Macquarie CountryWide Trust	**135**
Macquarie DDR Trust	**7**
Macquarie Infrastructure Company	**61**
Macquarie Infrastructure Group	**698**
Macquarie International Infrastructure Fund	**86**
Macquarie Korea Infrastructure Fund	**60**
Macquarie Leisure Trust Group	**18**
Macquarie Media Group	**114**
Macquarie Office Trust	**212**
Total listed Macquarie-managed funds	**2,737**
Other Macquarie-managed funds	**1,251**
Total Macquarie-managed funds	**3,988**
Other investments	
Finance, investment, funds management and exchanges	**937**
Real estate	**594**
Energy and resources	**533**
Transport, industrial and infrastructure	**490**
Telecommunications, internet, media and entertainment	**336**
Debt investment entities	**284**
Total Other investments	**3,174**
Held for sale investments	**209**
Total equity investments including Held for sale investments	**7,371**

5.8 Assets under management

	As at			Movement	
	Mar 09[1]	Sep 08	Mar 08	*Sep 08*	*Mar 08*
	$m	$m	$m	*%*	*%*
Assets under management by group					
Macquarie Capital	**159,509**	158,035	148,102	*1*	*8*
Macquarie Funds	**49,656**	44,752	47,254	*11*	*5*
Banking and Financial Services[2]	**19,178**	21,245	23,078	*(10)*	*(17)*
Real Estate Banking	**14,761**	15,198	13,579	*(3)*	*9*
Total assets under management	**243,104**	239,230	232,013	*2*	*5*
Assets under management by region					
Australia	**86,032**	85,096	91,833	*1*	*(6)*
Europe, Africa and Middle East	**83,113**	88,382	83,195	*(6)*	*(<1)*
Americas	**55,453**	45,554	38,647	*22*	*43*
Asia Pacific	**18,506**	20,198	18,338	*(8)*	*1*
Total assets under management	**243,104**	239,230	232,013	*2*	*5*
Assets under management by industry sector					
Investment funds	**68,834**	62,238	67,681	*11*	*2*
Energy and utilities	**48,726**	41,101	37,915	*19*	*29*
Roads	**32,999**	38,346	37,038	*(14)*	*(11)*
Communications infrastructure	**21,246**	19,108	18,165	*11*	*17*
Airports	**20,895**	20,352	20,845	*3*	*<1*
Other	**14,288**	18,897	15,044	*(24)*	*(5)*
Commercial real estate	**11,626**	12,215	12,587	*(5)*	*(8)*
Transport and related services	**11,537**	13,460	11,793	*(14)*	*(2)*
Retail real estate	**8,349**	9,182	8,318	*(9)*	*<1*
Tourism/leisure and residential real estate	**4,276**	3,034	1,520	*41*	*181*
Industrial real estate	**328**	1,297	1,107	*(75)*	*(70)*
Total assets under management	**243,104**	239,230	232,013	*2*	*5*

1 Holding at 31 March 2009 represents Macquarie's participating interest in the fund, excluding amounts held through True Index funds and their subsidiaries.

2 The Macquarie CMT, included in BFS AUM above, is a BFS product that is managed by MFG. The CMT closed at $14.7 billion at 31 March 2009 (30 September 2008: $16.1 billion; 31 March 2008: $17.6 billion)

5.0 Supplementary information continued

The table below shows a more detailed breakdown of AUM. For Macquarie Capital refer to section 5.9 for disclosure of equity under management. The earning of base fees is closely aligned with the AUM measure for funds in Real Estate Banking, Macquarie Funds and Banking and Financial Services.

	Mar 09 $m	Sep 08 $m	Mar 08 $m
Macquarie Funds			
Fixed interest, currency and commodities	**34,895**	25,794	27,584
Listed equities	**6,842**	9,131	9,254
Structured and specialist investments	**2,848**	2,758	2,809
Infrastructure securities	**1,990**	2,842	3,231
Real estate securities	**1,225**	2,366	2,922
Funds of private equity funds	**1,217**	1,107	822
Funds of hedge funds	**459**	493	565
Incubation	**180**	248	16
Affiliates and other	**–**	13	51
Total Macquarie Funds	**49,656**	44,752	47,254
Banking and Financial Services			
Macquarie Cash Management Trust	**14,692**	16,109	17,599
Macquarie Pastoral Fund	**434**	216	122
Other unlisted Banking and Financial Services	**4,052**	4,920	5,357
Total Banking and Financial Services	**19,178**	21,245	23,078
Real Estate Banking			
Macquarie Office Trust	**6,546**	7,189	6,940
J-REP managed funds[1]	**375**	469	433
Macquarie Central Office Corporate Restructuring REIT	**181**	181	191
Macquarie Prime REIT[2]	**–**	1,010	904
Unlisted Real Estate funds	**7,659**	5,688	4,557
Total Real Estate Banking	**14,761**	15,198	13,579
Total Macquarie Capital AUM (refer to EUM section)	**159,509**	158,035	148,102
Total assets under management	**243,104**	239,230	232,013

1 J-REP Co. Limited is a listed fund manager on the Tokyo Stock Exchange. Through a joint venture with Goodman Group, Macquarie acquired an interest in J-REP in June 2007, and therefore its funds management activities.

2 During the year, Macquarie sold its investment in Macquarie Prime REIT and the REIT's manager.

5.9 Equity under management

The Macquarie Capital Funds business tracks its funds under management using an equity under management (EUM) measure. Base management fee income is closely aligned with EUM. EUM differs from the assets under management (AUM) measure which real estate funds and other Macquarie managed funds use to determine base fee income. EUM is determined as follows:

Type of equity investment	Basis of EUM calculation
Listed funds	Market capitalisation at the measurement date plus underwritten or committed future capital raisings
Unlisted funds	Committed capital from investors at the measurement date less called capital subsequently returned to investors
Hybrid instruments[1]	Face value of TICkETS and of exchangeable bonds
Managed businesses[2]	Invested capital at measurement date

1 Hybrid instruments include Tradeable Interest-Bearing Convertible to Equity Trust Securities (TICkETS) issued by Macquarie Airports Reset Exchange Securities Trust and exchangeable bonds issued by Macquarie Communications Infrastructure Group.

2 Managed businesses includes third party equity invested in Macquarie Capital Funds managed businesses where management fees may be payable to Macquarie.


EUM
Underwritten or committed future capital raisings
Market capitalisation
EUM
Committed capital
Listed funds
Unlisted funds

If the fund is managed through a joint venture with another party, the EUM amount is then weighted based on Macquarie's proportionate economic interest in the joint venture management entity. At 31 March 2009, this applied to Macquarie Korea Infrastructure Fund and DUET Group, which are weighted at 50% as outlined in the table overleaf, and some other funds.

Where a fund's EUM is denominated in a foreign currency, amounts are translated to Australian dollars at the exchange rate prevailing at the measurement date.

5.0 Supplementary information continued

	Ownership of management company (%)	Listing date	Stock Exchange/ ASX Code	Holding (%)[1]	Equity under management as at Mar 09 $m	Sep 08 $m	Mar 08 $m
Listed Macquarie Capital managed funds (excl real estate funds)							
ConnectEast Group[2]	n/a	Nov 04	CEU	n/a	**–**	1,289	2,002
DUET Group	50	Aug 04	DUE	4	**534**	817	929
Macquarie Airports	100	Apr 02	MAP	23	**3,097**	4,640	5,551
Macquarie Capital Alliance Group[3]	n/a	Apr 05	MCQ	n/a	**–**	–	536
Macquarie Communications Infrastructure Group	100	Aug 02	MCG	22	**1,251**	1,371	2,204
Macquarie Infrastructure Company	100	Dec 04	Listed on NYSE	7	**89**	752	1,433
Macquarie Infrastructure Group	100	Dec 96	MIG	17	**3,346**	5,492	6,683
Macquarie International Infrastructure Fund	100	May 05	Listed on SGX	11	**356**	508	815
Macquarie Korea Infrastructure Fund	50	Mar 06	Listed on KRX and LSE	4	**772**	950	1,201
Macquarie Media Group	100	Nov 05	MMG	24	**207**	570	791
Macquarie Power & Infrastructure Income Fund[4]	100	Apr 04	Listed on TSE	1	**271**	350	425
Listed Macquarie Capital managed funds (excl real estate funds)					**9,923**	16,739	22,570
Unlisted Macquarie Capital managed funds (excl real estate funds)							
Macquarie European Infrastructure Fund I and II					**11,726**	10,931	10,557
Macquarie Infrastructure Partners					**5,753**	5,063	4,380
Macquarie Korea Opportunities Fund					**1,271**	1,274	1,348
Other unlisted funds					**13,227**	11,060	7,672
Unlisted Macquarie Capital managed funds (excl real estate funds)					**31,977**	28,328	23,957
Less Macquarie Capital managed funds' investments in other Macquarie Capital managed funds					**(390)**	(354)	(446)
Total Macquarie Capital managed funds EUM (excl real estate funds)					**41,510**	44,713	46,081
Hybrid instruments					**1,303**	1,318	1,848
Managed businesses[5]					**8,567**	6,485	6,391
Total Macquarie Capital Funds EUM (excl Real Estate Funds)					**51,380**	52,516	54,320
Real Estate Funds EUM					**1,883**	3,268	3,708
Total Macquarie Capital Funds EUM					**53,263**	55,784	58,028

1 Holding at 31 March 2009 represents Macquarie's participating interest in the fund, excluding amounts held through True Index funds and their controlled entities.
2 On 31 March 2009, ConnectEast Group internalised its responsible entity, acquiring all shares in ConnectEast Management Limited from Macquarie Group.
3 In August 2008, Macquarie Capital Alliance Group (MCAG) security holders approved Macquarie Advanced Investment Group's proposal to take private MCAG. Following the completion of this transaction MCAG delisted.
4 Excludes Class B exchangeable units.
5 Excludes equity invested by Macquarie Group in businesses managed by Macquarie Capital Funds.

5.10 Headcount

Headcount includes both permanent staff (full time, part time and fixed term hires) and contractors (including consultants and secondees). It excludes temporary staff, staff on leave without pay and staff on parental leave. Headcount figures include employees of Macquarie Group subsidiaries, except where the entity is acquired with the intention of disposal (i.e. businesses held for sale).

	As at			Movement	
				Sep 08	*Mar 08*
	Mar 09	Sep 08	Mar 08	*%*	*%*
Headcount by group					
Macquarie Capital	**2,617**	3,049	2,786	*(14)*	*(6)*
Banking and Financial Services	**2,598**	2,779	3,058	*(7)*	*(15)*
Macquarie Securities	**1,540**	1,777	1,596	*(13)*	*(4)*
Treasury and Commodities	**680**	677	611	*<1*	*11*
Macquarie Funds	**583**	572	496	*2*	*18*
Corporate and Asset Finance	**539**	546	545	*(1)*	*(1)*
Real Estate Banking	**136**	214	213	*(36)*	*(36)*
Total headcount — operating groups	**8,693**	9,614	9,305	*(10)*	*(7)*
Total headcount — service areas	**4,023**	4,284	3,802	*(6)*	*6*
Total headcount	**12,716**	13,898	13,107	*(9)*	*(3)*
Headcount by region					
Australia	**7,243**	7,898	7,822	*(8)*	*(7)*
International:					
Americas	**1,931**	1,991	1,778	*(3)*	*9*
Asia Pacific	**2,207**	2,496	2,158	*(12)*	*2*
Europe, Africa and Middle East	**1,335**	1,513	1,349	*(12)*	*(1)*
Total headcount — International	**5,473**	6,000	5,285	*(9)*	*4*
Total headcount	**12,716**	13,898	13,107	*(9)*	*(3)*
International headcount ratio (%)	**43**	43	40		

6.0 Glossary

ADI	Authorised Deposit-taking Institution
AGAAP	Australian Generally Accepted Accounting Principles
APRA	Australian Prudential Regulation Authority
Assets under management (AUM)	AUM is a metric that provides a consistent basis for measuring Macquarie's funds management activities. AUM is calculated as the proportional ownership interest in the underlying assets of funds and mandated assets that Macquarie actively manages for the purpose of wealth creation, adjusted to exclude cross-holdings in funds and reflect Macquarie's proportional ownership interest of the fund manager
ASX	Australian Securities Exchange (formerly Australian Stock Exchange)
Assets under management by region	AUM by region is defined by the location of the assets, as opposed to the domicile of the fund or fund manager
AVS	Available for sale
BFS	Banking and Financial Services
CMT	Cash Management Trust
CDO	Collateralised debt obligation
CLO	Collateralised loan obligation
Collective allowance for credit losses	The provision relating to loan losses inherent in a loan portfolio that have not been specifically identified
CPS	Convertible Preference Securities
Dilutive option	An option which has an exercise price that is less than the average share price for the period. Only dilutive options have an impact on the calculation of diluted earnings per share
Dividend reinvestment plan (DRP)	The plan that provides shareholders with the opportunity to reinvest part or all of their dividends as additional shares in Macquarie, with no transaction costs

Earnings on capital and certain corporate income items	Total operating income includes the income generated by Macquarie's operating groups, income from the investment of Macquarie's capital, and certain items of operating income not attributed to Macquarie's operating groups. Earnings on capital and certain corporate income items is total operating income less the operating income generated by Macquarie's operating groups
Earnings per share	A performance measure that measures earnings attributable to each ordinary share, defined in AASB 133 'Earnings Per Share'
ECAM	Economic Capital Adequacy Model
Effective tax rate	The income tax expense as a percentage of the profit before income tax adjusted for MIS and MIPS distributions paid or provided
ELE	Extended Licensed Entity as defined by APRA
Equity under management (EUM)	Refer definition in section 5.9
Expense/Income ratio	Total operating expenses expressed as a percentage of total operating income
FIRB	Foundation Internal Ratings Based
Fee and commission income	Fee and commission revenue less fee and commission expenses
Impaired assets	An asset for which the ultimate collectibility of principal and interest is compromised
Interest income	Interest revenue less interest expense
International income	International income provides a consistent basis for determining the size of Macquarie's operations outside of Australia. Operating income is classified as 'international' with reference to the geographic location from which the operating income is generated. This may not be the same geographic location where the operating income is recognised. For example, operating income generated by work performed for clients based overseas but recognised in Australia for statutory reporting purposes would be classified as 'international' income. Income from funds management activities is allocated by reference to the location of the fund's assets

6.0 Glossary continued

IPO	Initial public offering
Macquarie Income Preferred Securities (MIPS)	On 22 September 2004, Macquarie Capital Funding L.P., a Macquarie Group entity established to facilitate capital raising, issued £350 million of Tier 1 Capital-Eligible Securities (Macquarie Income Preferred Securities). The securities – guaranteed non-cumulative step-up perpetual preferred securities – will pay a 6.177% semi-annual non-cumulative fixed rate distribution. They are perpetual securities and have no fixed maturity but may be redeemed on 15 April 2020, at Macquarie's discretion. If redemption is not elected on this date, the distribution rate will be reset to 2.35% per annum above the then five-year benchmark sterling gilt rate. The securities may be redeemed on each fifth anniversary thereafter at Macquarie's discretion. The first coupon was paid on 15 April 2005. The issue is reflected in Macquarie's financial statements as an outside equity interest of the economic entity, with distributions being recorded to the outside equity interest
Macquarie Income Securities (MIS)	The Macquarie Income Securities (MIS) are perpetual and carry no conversion rights. Distributions are paid quarterly, based on a floating rate of BBSW plus 1.7%. Subject to limitations on the amount of hybrids eligible for inclusion as Tier 1 Capital, they qualify as Tier 1 Capital. They are treated as equity in the balance sheet. There are four million $100 face value MIS on issue
Managed assets	Managed assets include third party equity invested in assets managed by Macquarie Capital Funds where management fees may be payable to Macquarie; and assets held directly by Macquarie acquired with a view that they may be sold into new or existing funds managed by Macquarie Capital Funds. This measure excludes assets of Macquarie-managed funds
MBL	Macquarie Bank Limited
MacCap	Macquarie Capital
MFG	Macquarie Funds Group
MGL	Macquarie Group Limited
MSG	Macquarie Securities Group

Net loan losses	The impact on the income statement of loan amounts provided for or written-off during the period, net of the recovery of any such amounts which were previously written-off or provided for out of the income statement
Net tangible assets per ordinary share	(Total equity less Macquarie Income Securities less Minority Interest less the Future Income Tax Benefit plus the Deferred Tax Liability less Intangible assets) divided by the number of ordinary shares on issue at the end of the period
Non-GAAP metrics	Non-GAAP metrics include financial measures, ratios and other information that are either not required or defined under Australian Accounting Standards
OEI	Outside equity interests
Operating income	Operating income includes net interest income (interest revenue less interest expense), net trading income, fee and commission income, share of net profits of associates and joint ventures, net gains and losses from the sale of investments or the deconsolidation of controlled entities, dividends and distributions received/receivable, other sundry income items, and is net of impairment charges. Operating income is reported in Macquarie's statutory income statement
Operating expenses	Operating expenses includes employments expenses (including staff profit sharing expense), brokerage and commission expenses, occupancy expenses (including premises rental expense), non-salary technology expenses, professional fees, travel and communication expenses, and other sundry expenses. Operating expenses are reported in Macquarie's statutory income statement

6.0 Glossary
continued

Other income	Other revenue less other expenses. This captures income that does not fit into one of the other statutory categories, i.e. interest income, fee and commission income or trading income
REB	Real Estate Banking
REIT	Real Estate Investment Trust
Return on equity	The profit after income tax attributable to Macquarie's ordinary shareholders expressed as an annualised percentage of the average ordinary equity over the relevant period, less the average balances of AVS and cash flow hedging reserves
Risk-weighted assets (RWA)	A risk-based measure of an entity's exposures, which is used in assessing its overall capital adequacy, as outlined in AGN 110.4 (referred to in this Guidance Note as risk-weighted exposures)
Segregated futures funds	Futures trading by clients is conducted through Macquarie as an authorised futures exchange participant. In order to undertake trading on the futures exchange, participants are required to deposit an amount of cash with the exchange. Those clients conducting trading through Macquarie deposit cash with Macquarie (segregated futures funds) which are subsequently placed on deposit with the futures exchange to enable trading activity. As Macquarie offsets all positions in its name with the futures exchange, at various times the amount of segregated futures funds may be in excess of the exchange's requirements
SPV	Special purpose vehicles or securitisation vehicles
Subordinated debt	Debt issued by Macquarie for which agreements between Macquarie and the lenders provide, in the event of liquidation, that the entitlement of such lenders to repayment of the principal sum and interest thereon is and shall at all times be and remain subordinated to the rights of all other present and future creditors of Macquarie. They are classified as liabilities in the balance sheet and may be included in Tier 2 Capital

T&C	Treasury and Commodities Group
Tier 1 Capital	A capital measure defined by APRA in paragraphs 4 and 5 of Prudential Standard APS 111, supplemented by Guidance Note AGN 111.1, net of any applicable Tier 1 Capital Deductions
Tier 1 Capital Deductions	An amount deducted in determining Tier 1 Capital, as defined in paragraph 9 of Prudential Standard APS 111, supplemented by Guidance Note AGN 111.4
Tier 1 Capital ratio	Tier 1 Capital expressed as a percentage of risk-weighted assets
Tier 2 Capital	A capital measure defined by APRA in paragraphs 6 (Upper Tier 2) and 7 (Lower Tier 2) of Prudential Standard APS 111, supplemented by Guidance Note AGN 111.2
Total Capital	Tier 1 Capital plus Tier 2 Capital less Total Capital Deductions
Total Capital Deductions	An amount deducted in determining Total Capital, as defined in paragraph 9 of Prudential Standard APS 111, supplemented by Guidance Note AGN 111.4
Total Capital ratio	Total Capital expressed as a percentage of risk-weighted assets
Trading income	Income that represents realised or unrealised gains and losses that relate to financial markets products. This income does not necessarily relate to 'trading' in such products and may arise through the manufacturing of new financial products by bringing together existing financial instruments
Upper Tier 2 Capital	Refer Tier 2 Capital
UK	United Kingdom
US	United States of America

7.0 Ten year history

With the exception of 31 March 2005, the financial information presented below has been based on the accounting standards adopted at each reporting date. The financial information for the periods ended 31 March 2005 and later are based on results reported under International Financial Reporting Standards and their related pronouncements.

	Year ended 31 March				
	2000	2001	2002	2003	2004
Financial performance ($ million)					
Total income from ordinary activities	1,337	1,649	1,822	2,155	2,823
Total expenses from ordinary activities	(1,036)	(1,324)	(1,467)	(1,695)	(2,138)
Profit from ordinary activities before income tax	301	325	355	460	685
Income tax expense	(79)	(53)	(76)	(96)	(161)
Profit from ordinary activities after income tax	222	272	279	364	524
Macquarie Income Preferred Securities distributions	–	–	–	–	–
Macquarie Income Securities distributions	(12)	(31)	(29)	(28)	(27)
Other minority interests	–	1	–	(3)	(3)
Profit from ordinary activities after income tax attributable to ordinary equity holders	210	242	250	333	494
Financial position ($ million)					
Total assets	23,389	27,848	30,234	32,462	43,771
Total liabilities	(22,154)	(26,510)	(27,817)	(29,877)	(40,938)
Net assets	1,235	1,338	2,417	2,585	2,833
Total loan assets	6,518	7,785	9,209	9,839	10,777
Impaired loan assets (net of provisions)	23	31	49	16	61
Share information[(a)]					
Cash dividends per share (cents per share)					
Interim	34	41	41	41	52
Final	52	52	52	52	70
Special	–	–	–	50	–
Total	86	93	93	143	122
Basic earnings per share (cents per share)	124.3	138.9	132.8	164.8	233.0
Share price at end of period ($)	26.40	27.63	33.26	24.70	35.80
Ordinary share capital (million shares)[(b)]	171.2	175.9	198.5	204.5	215.9
Market capitalisation at end of period (fully paid ordinary shares) ($ million)	4,520	4,860	6,602	5,051	7,729
Net tangible assets per ordinary share ($)[(c)]	5.80	5.15	7.94	8.23	10.72
Ratios					
Return on average ordinary shareholders' funds (%)	28.1	27.1	18.7	18.0	22.3
Dividend payout ratio (%)	70.0	67.5	73.6	87.4[(d)]	53.2
Expense/income ratio (%)	77.5	80.3	80.5	78.7	75.7
Net loan losses as % of loan assets (excluding securitisation SPVs and segregated future funds) (%)	0.1	0.1	0.2	0.0	0.3
Assets under management ($ billion)[(e)]	26.3	30.9	41.3	52.3	62.6
Staff numbers[(f)]	4,070	4,467	4,726	4,839	5,716

a) Macquarie's ordinary shares were listed on the Australian Stock Exchange on 29 July 1996.
b) Number of fully paid ordinary shares at end of period, excluding options and partly paid shares.
c) Net tangible assets includes intangibles (net of associated deferred tax assets and deferred liabilities) within assets and disposal groups held for sale.
d) The special dividend for 2003 was paid to release one-off franking credits to shareholders on entry into tax consolidation. Excluding the special dividend of 50 cents per share, the Dividend payout ratio would have been 56.8%.

	Year ended 31 March				
	2005	2006	2007	2008	**2009**
Financial performance ($ million)					
Total income from ordinary activities	4,197	4,832	7,181	8,248	**5,526**
Total expenses from ordinary activities	(3,039)	(3,545)	(5,253)	(6,043)	**(4,537)**
Profit from ordinary activities before income tax	1,158	1,287	1,928	2,205	**989**
Income tax expense	(288)	(290)	(377)	(317)	**(15)**
Profit from ordinary activities after income tax	870	997	1,551	1,888	**974**
Macquarie Income Preferred Securities distributions	(28)	(51)	(54)	(50)	**(45)**
Macquarie Income Securities distributions	(29)	(29)	(31)	(34)	**(33)**
Other minority interests	(1)	(1)	(3)	(1)	**(25)**
Profit from ordinary activities after income tax attributable to ordinary equity holders	812	916	1,463	1,803	**871**
Financial position ($ million)					
Total assets	67,980	106,211	136,389	167,250	**149,144**
Total liabilities	(63,555)	(100,874)	(128,870)	(157,189)	**(139,584)**
Net assets	4,425	5,337	7,519	10,061	**9,560**
Total loan assets	28,425	34,999	45,796	52,407	**44,751**
Impaired loan assets (net of provisions)	42	85	88	165	**952**
Share information[(a)]					
Cash dividends per share (cents per share)					
Interim	61	90	125	145	**145**
Final	100	125	190	200	**40**
Special	40	–	–	–	**–**
Total	201	215	315	345	**185**
Basic earnings per share (cents per share)	369.6	400.3	591.6	670.6	**309.6**
Share price at end of period ($ million)	48.03	64.68	82.75	52.82	**27.05**
Ordinary share capital (million shares)[(b)]	223.7	232.4	253.9	274.6	**283.4**
Market capitalisation at end of period (fully paid ordinary shares) ($ million)	10,744	15,032	21,010	14,504	**7,666**
Net tangible assets per ordinary share ($)[(c)]	13.97	16.63	22.86	28.18	**23.72**
Ratios					
Return on average ordinary shareholders' funds (%)	29.8	26.0	28.1	23.7	**9.9**
Dividend payout ratio (%)	53.2	54.4	54.3	52.2	**60.2**
Expense/income ratio (%)	72.4	73.4	73.2	73.3	**82.1**
Net loan losses as % of loan assets (excluding securitisation SPVs and segregated future funds) (%)	0.2	0.2	0.1	0.3	**1.9**
Assets under management ($ billion)[(e)]	96.7	140.3	197.2	232.0	**243.1**
Staff numbers[(f)]	6,556	8,183	10,023	13,107	**12,716**

e) The methodology used to calculate assets under management was revised in September 2005. Comparatives at 31 March 2005 have been restated in accordance with the revised methodology.

f) Includes both permanent staff (full time, part time and fixed term) and contractors (including consultants and secondees).

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Macquarie Group Head Office
No.1 Martin Place
Sydney NSW 2000
Australia

Tel: +61 2 8232 3333

Registered Office
Macquarie Group Limited
Level 7, No.1 Martin Place
Sydney NSW 2000
Australia

Tel: +61 2 8232 3333
Fax: +61 2 8232 4330

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Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

RECEIVED
2009 MAY 18 A 2:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

6 May 2009

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

MACQUARIE

Dear Sir/Madam

Macquarie Group Limited <u>(File Number 082-35128)</u> documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

pp. M. Leonard

Dennis Leong
Company Secretary

cag_cosec_syd_prd/68580_1

EMPLOYEE SHARE OPTION PLAN

PROSPECTUS FOR THE MACQUARIE GROUP EMPLOYEE SHARE OPTION PLAN
MAY 2009

MACQUARIE

Macquarie Group Limited (ABN 94 122 169 279)

This Prospectus is dated 1 May 2009. A copy of this Prospectus was lodged with ASIC on 1 May 2009.

Neither ASIC nor ASX take any responsibility for the contents of this Prospectus. No securities will be allotted or issued on the basis of this Prospectus later than thirteen months after the date of this Prospectus.

Applicants should read this Prospectus in its entirety before deciding to participate in the Offer.

Defined terms and abbreviations included in the text of this Prospectus are explained in the Glossary of Terms.

TABLE OF CONTENTS

HOW TO APPLY FOR OPTIONS

Eligible Executives wishing to participate in the Offer should:

(a) execute the personalised Application Form accompanying this Prospectus; and

(b) deliver their completed Application Form to Company Secretarial, 1 Martin Place, Sydney, NSW by the Company's internal mail or in person, so as to be received no later than 4.00 pm Sydney time on the closing date specified in the Application Form.

Eligible Executives who wish to nominate a Controlled Company of theirs to be the Optionholder should contact Company Secretarial with the relevant details well before the closing date so that the necessary Powers of Attorney can be prepared and executed before the closing date.

LATE APPLICATIONS MAY NOT BE ACCEPTED

IMPORTANT NOTICE

This Offer is only open to those persons who have been invited to apply by the Board as set out in the personalised Application Form accompanying this Prospectus.

Any advice contained in this Prospectus is general advice only. This Prospectus has been prepared without taking account of your objectives, financial situation or needs. Accordingly, you should, before acting on any general advice contained in this Prospectus, consider the appropriateness of the advice, having regard to your particular objectives, financial situation and needs. In determining whether you will accept the Offer you should also consider seeking professional financial advice.

After reading this Prospectus, an Eligible Executive may call Company Secretarial on (02) 8237 7407 or on (02) 8237 3216 with questions about the procedures relating to the Offer or the Option Plan. If there are any other queries, Eligible Executives should seek professional advice from their financial adviser.

1. OVERVIEW

This Prospectus sets out the terms and conditions of the 2009/2010 Offers under the Macquarie Group Employee Share Option Plan. It is to be read subject to the formal Rules which govern the Option Plan, a copy of which is available on Macnet or upon request and which are summarised in this Prospectus.

Currently, participation in the Option Plan is limited to Associate Directors, Division Directors and Executive Directors of, or Consultants to, the MGL Group and Associated Companies, (together referred to as "Executives" in this Prospectus). All options under the Option Plan are exercisable into fully paid ordinary shares of the Company, irrespective of the employer of the participating Executive.

On 31 March 2009 the MGL Board announced it would seek shareholder approval at the July 2009 Annual General Meeting to make changes to remuneration arrangements for the current year ended 31 March 2009.

If approved by shareholders, the changes will apply to remuneration for the current year ended 31 March 2009 as well as future years and as such will impact eligibility for participation in the MGESOP. If the changes are approved, going forward, Options will only be granted to Executive Committee members. This Prospectus sets out the terms and conditions currently applicable to the MGESOP.

If MGL shareholders do not approve the proposed changes to Macquarie's remuneration arrangements, MGL may continue to offer Options to other staff in accordance with its current remuneration arrangements.

Participation in the Option Plan is currently open only to Eligible Executives and is entirely at the discretion of the Board (and/or the Executive Committee to whom certain administrative powers have been delegated). Eligible Executives have been offered the number of Options and the Options are exercisable at the price, set out in the personalised Application Form. No consideration is payable for the grant of Options, however any applicable employment taxes and on-costs may be charged to the Eligible Executive's BCR (Basic Cost Responsibility) - see section 4.8.

The Options carry no voting or dividend rights but they allow the holder of the Options to participate in any growth in the Company's ordinary share price and future bonus and cash issues (if any) by exercising the Options in the future at the price set now.

For Options granted on promotion or as part of annual remuneration reviews , each allocation of Options will normally vest progressively over four years on 1 July two, three and four years after the allocation of the options.

For Options granted to new Employees or Consultants, Options vest progressively over four years as follows:

(a) as to one third of the Options, on the second anniversary of the date of commencement of relevant employment or consultancy;

(b) as to another one third of the Options, on the third anniversary of the date of commencement of relevant employment or consultancy; and

(c) as to the remaining one third of the Options, on the fourth anniversary of the date of commencement of relevant employment or consultancy.

Unexercised Options will lapse after the Expiry Date, normally five years from the date of grant. When an Eligible Executive ceases to be an Employee or a Consultant, unvested Options will generally lapse immediately and vested Options will also lapse after six months. Options also lapse in certain other situations. For further details see sections 2.4 and 2.5 below.

Once vested, each Option is exercisable into one fully paid ordinary share in the Company (subject to adjustment over time for bonus issues and similar events described in section 2.11 below), which will be the same as all other Shares then on issue. For New Starter Options, the Exercise Price will normally be the weighted average price of Shares traded on ASX during the one week up to and including the date of grant of the Options (adjusted for cum-dividend trading and excluding certain special trades). For Mid Year Options, the Exercise Price will normally be the weighted average price of Shares traded on ASX during the one week up to and including 15 August or, if 15 August is not a business day in New South Wales, the next business day following that day (adjusted for cum-dividend trading and excluding certain special trades). The Exercise Price for the Options offered to an Eligible Executive is set out in their personalised Application Form accompanying this Prospectus.

Exercise of Options is subject to the Company's Personal Dealing Policy. Further, Options granted to UK residents and to Executive Directors of the Company are subject to certain exercise conditions which must be met before exercise is allowed. See sections 2.7 and 2.9 below. Options granted to US residents and the Shares resulting from the exercise of those Options are subject to transfer restrictions, see section 2.8 below. Options granted to residents in jurisdictions other than Australia may also be subject to further exercise conditions, as set out on the personalised Application Form accompanying this Prospectus.

Options granted may not be assigned or charged. However, an Executive will be free to deal with any Shares resulting from the exercise of any Options, subject to the Deferred Exercise Share Option Plan or DESOP provisions described in Section 3 of this Prospectus, any exercise conditions set out on the personalised Application Form accompanying this Prospectus and other Company restrictions, for example, the Personal Dealing Policy.

Options may only be acquired in the name of the Eligible Executive or a Controlled Company of the Eligible Executive or a Permitted Trustee of the Eligible Executive.

Eligible Executives who are not resident in Australia should note that there may be restrictions on their acquiring Options in other than their own name.

A description of the Option Plan is contained in the following pages. ***Please carefully read this Prospectus before proceeding to apply for Options.***

2. THE OFFER AND THE OPTION PLAN

2.1 TIMETABLE

The Offer period applying to an Eligible Executive is set out on the personalised Application Form which accompanies this Prospectus. The completed Application Form must be received by 4.00 pm Sydney time on the date shown on the Application Form. **Late applications may not be accepted.**

2.2 THE OPTION PLAN

The object of the Option Plan is to assist in the recruitment, reward, retention and motivation of Employees, including persons who provide services to the Company on a long term consultancy basis. The Plan is governed by the Rules, which are summarised in the following sections of this Prospectus. A full copy of the Rules is available on Macnet or upon request from Company Secretarial.

Under the Rules, at any time, the total number of Shares which the Company would have to issue if all Options which have not lapsed were exercised, may not exceed 20 per cent of the aggregate of:

(a) the number of Shares on issue at that time (whether fully paid or partly paid); and

(b) the total number of Shares (whether fully paid or partly paid) which the Company would have to issue if all rights to require the Company to issue Shares which the Company has then granted (including, without limitation, all Options and assuming all those rights are then fully exercisable or enforceable) were enforced or exercised to the greatest extent permitted.

The Board has also put in place a second limit on the number of Options that may be outstanding at any point in time. This is the same as the limit above but assuming that any exercised Options granted less than five years ago, where the Executive is still with the Company, are still unexercised.

This second Board imposed limit is subject to Board review and amendment over time.

2.3 GRANT OF OPTIONS

2.3.1 Eligible Executives

Participation in the Option Plan is entirely at the discretion of the Board (or by delegation, the Executive Committee). In making these determinations, the Board or Executive Committee typically considers:

(a) the Executive's position with the MGL Group and the services provided to the MGL Group by the Executive;
(b) the Executive's record of employment with or service to the MGL Group;
(c) the Executive's potential contribution to the growth of the MGL Group; and
(d) any other matters which are indicative of the Executive's merit.

2.3.2 Grant of Options

If this Offer is accepted, the Company will grant the specified number of Options to the Eligible Executive or his/her nominated Controlled Company or his/her nominated Permitted Trustee.

Eligible Executives should note that there are likely to be different taxation consequences in taking up the Options, depending on whether they are a Company Employee, Associated Company Employee or Consultant. There will also be different taxation consequences, depending on whether the Options are taken up by the Eligible Executive in their individual capacity, via a Controlled Company or via a Permitted Trustee (see sections 4.2 to 4.6 below, as applicable).

No consideration is payable for the grant of Options, however any applicable employment taxes and on-costs may be charged to the Eligible Executive's BCR (see section 4.8 below).

Any liabilities associated with holding Options are the responsibility of the Optionholder, particularly as regards the payment of any exercise amount, tax and / or duties.

2.3.3 Grant Dates

New Starter Options will normally be granted on the 8th and 22nd day of each calendar month or, if the 8th or 22nd day of a calendar month is not a business day in New South Wales, the next business day following that day (together the "Scheduled Grant Dates"). In order for your New Starter Options to be granted on a Scheduled Grant Date, your Application Form must be received by the Company Secretarial Division, 1 Martin Place, Sydney, NSW by no later than 4.00 pm on the business day prior to the Scheduled Grant Date. If your Application Form is received after 4.00 pm on the business day prior to the Scheduled Grant Date, your New Starter Options will be granted on the next following Scheduled Grant Date.

Where Options are offered to a person to whom an offer of employment as an Associate Director, Division Director or Executive Director of, or appointment as a

Consultant to, the MGL Group or an Associated Company has been made, but who has not commenced in that capacity, then subject to receipt by the Company Secretarial Division of the Application Form, the Options will be granted to that person on the first Scheduled Grant Date after the person commences in that capacity. However, the Options will not be granted to that person unless they commence employment as an Associate Director, Division Director or Executive Director of, or as a Consultant to, the MGL Group or an Associated Company (as applicable), on the date specified in their offer of employment or appointment as such or as otherwise specified by the MGL Group entity or Associated Company by which that offer of employment or appointment is made.

Mid Year Options will normally be granted on 15 August or, if 15 August is not a business day in New South Wales, the next business day following that day . In order for your Mid Year Options to be granted on 15 August, your Application Form must be received by the Company Secretarial Division, 1 Martin Place, Sydney, NSW by no later than 4.00 pm AEST on the business day prior to 15 August. If your Application Form is received after 4.00 pm AEST on the business day prior to 15 August, your Mid Year Options will be granted on the next following Scheduled Grant Date.

Application Forms for the grant of Mid Year Options to persons resident in jurisdictions other than the United States of America will not be accepted after 4.00 pm AEST on 28 September.

Application Forms for the grant of Mid Year Options to persons resident in the United States of America will not be accepted after 4.00 pm AEST on 14 September.

Where Options are offered to a person who the Company may not permit to acquire Options without the approval of the Company's shareholders under the Listing Rules, the Options will not be granted to that person if that approval is not obtained.

Notwithstanding the above, the Company reserves the right, at its absolute discretion, to grant options on a date other than the next following Scheduled Grant Date.

2.3.4 Exercise of Options

On exercise of an Option by an Optionholder, the Optionholder will be allotted Shares which will rank pari passu with all other Shares then on issue. The Optionholder may then deal with the Shares, subject to the DESOP provisions described in Section 3, under which the shares are held by the Optionholder and certain restrictions are placed on the Optionholder's ability to deal with these Shares.

No cash outlay will be required to be paid to the Company other than payment of the Exercise Price on exercise of the Options, payment of any withholding tax on the exercise of the Options, plus any Exercise Fee which may be payable in respect of the exercise of Options subject to United Kingdom National Insurance Contributions (see section 2.7 below).

2.3.5 Exercise Price

The Exercise Price applicable to an Eligible Executive is set out in his/her personalised Application Form.

The Exercise Price is determined by the Company. For New Starter Options, the Exercise Price will normally be the weighted average price of Shares traded on ASX during the one week up to and including the date of grant of the Options (adjusted for cum-dividend trading and excluding certain special trades). For Mid Year Options, the Exercise Price will normally be the weighted average price of Shares traded on ASX during the one week up to and including 15 August or, if 15 August is not a business day in New South Wales, the next business day following that day (adjusted for cum-dividend trading and excluding certain special trades). However, subject to the Listing Rules, the Board and the Executive Committee have discretion to vary the method of determining the Exercise Price applicable to any allocation of Options.

2.3.6 Controlled Company/ Permitted Trustee

The Rules allow an Eligible Executive to nominate a Controlled Company, as defined in the Rules, to be granted the Options allocated to the Eligible Executive. A Controlled Company is defined in the Rules to mean, in relation to an Executive, a body corporate in respect of which one or more of the following applies:

(a) the Executive holds more than one-half of the issued share capital;

(b) the Executive is in a position to cast, or control (directly or indirectly) the casting of, more than one-half of the maximum number of votes that might be cast at a general meeting of that body corporate; and

(c) the Executive controls the composition of the board of directors, committee of management, council or other governing authority.

Eligible Executives should note there are potentially adverse outcomes if the Options are acquired by the Controlled Company in its capacity as trustee of a superannuation fund. You should seek your own independent professional legal and financial advice, including advice on the application of the Superannuation Industry (Supervision) Act 1993, in relation to the implications arising from the acquisition of Options by a Controlled Company.

If an Eligible Executive wishes to nominate a Controlled Company, the Eligible Executive should notify Company Secretarial in writing as soon as possible with the name, ABN, place of incorporation and registered office address of the company, and evidence to show that it is a Controlled Company of the Eligible Executive, so that a revised Application Form can be sent to the Eligible Executive in time to reply by the closing date.

The Rules allow an Eligible Executive to nominate a Permitted Trustee, as defined in the Rules, to be granted the Options allocated to the Eligible Executive. A Permitted Trustee is defined in the Rules to mean an entity approved by the Committee to hold an

Option on trust for a Participant from time to time. No entity is currently approved as a Permitted Trustee. Eligible Executives are advised to take their own independent legal and taxation advice in respect of the consequences of nominating a Permitted Trustee to be granted their Options.

Eligible Executives, who are not resident in Australia should note that there may be restrictions on their acquiring Options in other than their own name.

2.4 EXPIRY AND LAPSE OF OPTIONS

Options which have not previously been exercised or have not otherwise lapsed (see 2.4.1 below) will expire on, and so may not be exercised after, the fifth anniversary of the date of grant ("Expiry Date").

2.4.1 Lapse of Options

Each Option lapses:

(a) on exercise of the Option;
(b) if the Option has not been previously exercised, on the Expiry Date;
(c) if the relevant Executive ceases to be an Employee or Consultant after the Option has vested and the Option is not exercised within six months of ceasing to be an Employee or Consultant;
(d) if the Executive Committee becomes aware of circumstances which, in the reasonable opinion of the Executive Committee, indicate that the relevant Executive has acted fraudulently, dishonestly or in a manner which is in breach of his or her obligations to the Company or any Associated Company and the Executive Committee (in its absolute discretion) determines that the Option lapses;
(e) if the Company commences to be wound up; or
(f) if the Optionholder was a Controlled Company of an Executive or a Permitted Trustee of an Executive when the Option was granted and, without the prior written consent of the Executive Committee, the Optionholder ceases to be a Controlled Company of the same Executive or a Permitted Trustee of the same Executive, as the case may be.

Subject to discretions which the Executive Committee may exercise (see below), each Option also lapses if the relevant Executive:

(a) dies; or
(b) ceases to be an Employee or Consultant before the Option has vested.

If the relevant Executive ceases to be an Employee or Consultant of the MGL Group or an Associated Company before an Option has vested and before the Expiry Date, or if the Executive's Application Form so provides, the Executive Committee may in its absolute discretion (on any conditions which it thinks fit) decide that the Option does not lapse but lapses at the time and subject to the conditions it may specify by notice to the Optionholder. In making such a decision, the Executive Committee may consider any relevant matter (including, without limitation, whether the Executive ceased to be an employee by reason of Retirement, ill-health, accident or redundancy).

If an Executive dies before an Option has vested and before the Expiry Date, or if the Executive's Application Form so provides, the Executive Committee may in its absolute discretion (on any conditions which it thinks fit) decide that the Option does not lapse but lapses at the time and subject to the conditions which it specifies in the approval. If the Option was granted to the Executive's Controlled Company or Permitted Trustee, the Option can then be exercised by that entity (but only at a time permitted by the Executive Committee and in accordance with any conditions specified by the Executive Committee in the approval). If the Option was granted to the Executive, the Executive Committee may in its absolute discretion allow the Option to be transferred to the Executive's legal personal representative so that the Option can be subsequently exercised (but only at a time permitted by the Executive Committee and in accordance with any conditions specified by the Executive Committee in the approval).

2.4.2 Employment Events

Options granted under this Offer are issued subject to a condition that a proportion of those Options held in respect of an Executive which have not yet vested will lapse if an Employment Event occurs in respect of that Executive. For the purposes of Options issued under this Offer, an Employment Event may occur if the Executive:

(a) changes from full-time work to part-time work including part-time consultancy arrangements; or

(b) reduces his/her part-time hours of work; or

(c) commences a period of unpaid leave, other than unpaid parental leave or unpaid leave in connection with an applicable statutory or company-provided insurance scheme, that exceeds 3 months (regardless of whether or not the intended period of leave was originally 3 months or less).

The number of Options which will lapse as a result of an Employment Event will be calculated immediately prior to the relevant vesting date of the Options, as set out below.

If an Employment Event occurs in respect of an Executive, the number of Options held in respect of that Executive which would be retained by the relevant Optionholder is:

(a) all vested Options at the time of the occurrence of the Employment Event; and

(b) the following proportion of each tranche of unvested Options (determined immediately prior to the relevant vesting date for that tranche):

Tranche 1 (i.e. those Options which vest on the second anniversary of the date the Executive commenced their employment or consultancy with the MGL Group or an Associated Company):

$$\frac{\text{number of paid hours worked in 24 months preceding the vesting date}}{\text{2 x annual number of hours anticipated to be worked as at initiation date}^{\#}} \text{ x first tranche}$$

Tranches 2 and 3 (i.e. those Options which vest on the third and fourth anniversary of the date the Executive commenced their employment or consultancy with the MGL Group or an Associated Company):

$$\frac{\text{number of paid hours worked in 12 months preceding the vesting date}}{\text{annual number of hours anticipated to be worked as at initiation date}^{\#}} \times \text{second or third tranche}^{*}$$

* as appropriate

\# the initiation date is the date the Executive commenced their employment or consultancy with the MGL Group or an Associated Company for New Starter Options.

The remaining unvested Options held in respect of that Executive, which are not to be retained by the relevant Optionholder as determined above will lapse.

The relevant MGL Group Head may determine in their absolute discretion, that some or all Options which would otherwise lapse because of a prior Employment Event do not lapse, or that the vesting period of any options, which would otherwise lapse because an Executive commences a period of unpaid leave, other than unpaid parental leave or unpaid leave in connection with an applicable statutory or company-provided insurance scheme, that exceeds 3 months, is extended.

For the avoidance of doubt, no Executive is entitled to be granted more Options, nor will any Options vest earlier than they otherwise would, if an Executive changes from part-time work including part-time consultancy arrangements to full-time work or increases his/her part-time hours of work (unless the effect of the change or increase is to reverse or partially reverse the notional effect of an Employment Event in the 12 or 24 months preceding the vesting date, as applicable).

For example:
An Executive who commenced employment with the Company in Australia on 1 December 2008 who holds 3,000 unvested Options that were issued under this Offer works full-time from 1 December 2008 to 30 November 2009; that is 37.5 hours per week. If that Executive then changes to part-time work i.e. 3 days per week from 1 December 2009 to 30 November 2010, that is 22.5 paid hours per week (37.5 x 3/5 = 22.5), then the Executive will retain the following number of the first tranche of his/her Options:

$$\frac{(52x37.5)+(52x22.5)}{2x(52x37.5)} = \frac{3120}{3900} \times \quad 1000 \text{ Options} = 800 \text{ Options}$$

Therefore, 200 of the Executive's unvested Options will lapse.

If the Executive continues part-time work for 3 days per week from 1 December 2010 to 30 November 2011, then the Executive will retain the following number of the second tranche of his/her Options:

$$\frac{(52x22.5)}{(52x37.5)} = \frac{1170}{1950} \times \quad 1000 \text{ Options} = 600 \text{ Options}$$

Therefore, 400 of the Executive's unvested Options will lapse.

If the Executive reverts to full time work from 1 December 2011 to 30 November 2012, then the Executive will retain all of the third tranche of his/her Options, being 1,000 Options.

2.5 VESTING OF OPTIONS

The Options are subject to a vesting arrangement such that Options which have not vested at the date the Eligible Executive ceases to be an Employee or Consultant will, unless the Board or Executive Committee resolve otherwise, immediately lapse unexercised. The vesting arrangement applicable to the Options offered to an Eligible Executive is set out in his/her Application Form.

Each allocation of Mid Year Options will normally vest progressively over four years on 1 July two, three and four years after the allocation of the options.

Each allocation of New Starter Options will normally vest progressively over four years as follows:

(a) as to one third of the Options, on the second anniversary of the date of commencement of relevant employment or consultancy;

(b) as to another one third of the Options, on the third anniversary of the date of commencement of relevant employment or consultancy; and

(c) as to the remaining one third of the Options, on the fourth anniversary of the date of commencement of relevant employment or consultancy.

Once vested, each Option is exercisable until the Expiry Date into one Share in the Company (subject to adjustment over time for bonus issues and similar events described in section 2.11 below), which will be the same as all other Shares then on issue.

2.6 EXERCISE OF OPTIONS

Exercise of Options by Optionholders is subject to the Company's Personal Dealing Policy at the time of exercise. Options granted to residents in jurisdictions other than Australia may also be subject to further exercise conditions, as set out on the personalised Application Form accompanying this Prospectus.

Under the current Personal Dealing Policy, Options may generally only be exercised:

(a) from the ex-dividend date for the Company's Shares in May/June until the end of August; and

(b) from the ex-dividend date for the Company's Shares in November/December until the end of February.

The Rules set out other periods during which Options may be exercised including where the Company makes a rights or entitlements issue of securities to its ordinary shareholders (and the Options have vested), where there is a deemed "Change in Control" of the Company and where a takeover offer is made for the Shares. Please refer to the Rules for further details.

Subject to the Rules (in particular as described in section 2.10 below) and the staff trading rules, once an Optionholder, or if the Optionholder is a Controlled Company or a Permitted Trustee, the relevant Eligible Executive, ceases to be an Employee or Consultant, any vested Options may be exercised during the next six months, (subject to the above staff trading rules) after which the Options will lapse unexercised.

At the time of exercising Options, Optionholders will need to consider whether they are in possession of information which may lead to any contravention of the insider trading laws in the Corporations Act. If in any doubt please seek professional legal advice.

To exercise an Option, an Optionholder must give a notice specifying that he or she wishes to exercise the Option to the Company accompanied by:

(a) the relevant Option Certificate, if any; and
(b) payment of the full amount of the Exercise Price.

Exercise of an Option is only effective when the Company receives full value for the full amount of the Exercise Price, which must be made by cheque, bank draft or other immediately available funds in favour of the Company. The Company does not currently require a minimum number of Options to be exercised but the Rules provide that the Executive Committee may, in the future, determine a minimum number. The exercise of an Option does not prevent the exercise of any other Option.

Not more than fifteen business days after the exercise of an Option becomes effective, the Company must allot and issue the Shares the subject of the Option. These Shares will rank *pari passu* in all respects (including as to dividends the entitlement to which is determined after the allotment) with all other Shares then on issue. The Company must apply to ASX (and any other stock exchange on which the Shares of the Company are then quoted) for, and will use its best endeavours to obtain, quotation for those Shares.

Where at the same time an Optionholder is obliged under the Rules to make a payment to the Company and the Company is also obliged under the Rules to make a payment to the Optionholder, the Executive Committee may decide to set off the amount of those payments so that:

(a) payment of the lesser amount is fully satisfied; and
(b) payment of the greater amount is satisfied by the payment of the difference between the lesser amount and the greater amount.

Please also refer to Section 3 for information on restrictions on Shares resulting from the exercise of Options.

Dealing in Shares resulting from the exercise of Options is also subject to the Company's Personal Dealing Policy. The current policy is that there are three staff trading periods per year during which staff may buy or sell Shares, each of approximately three to five weeks duration following the announcements of the Company's interim and final results and after the Company's shareholder annual general meeting.

2.7 EXERCISE CONDITIONS ON OPTIONS ISSUED TO UK RESIDENTS

Rates and thresholds in this section are current as at 1 April 2009.

In the United Kingdom ("UK"), National Insurance ("NI") contributions will be payable by the Company at the time of exercise of Options issued to UK residents after 5 April 1999.

2.7.1 Employers' NI

Employers' NI contributions are currently levied at the rate of 12.8% and in respect of Options will (based on current legislation) be applied on the difference between the amount paid for the Option and the market value of the resulting Share(s). UK NI contributions may be payable on exercise of Options even if the Grantee has subsequently ceased to be a resident of the UK.

Options issued to UK residents are subject to a special "Exercise Fee".

This Exercise Fee is equivalent to the amount of any taxes or charges (including but not limited to employers' UK NI contributions) which are or may become payable as a result of the exercise of the Options. This amount is in addition to the Exercise Price of the Options and is payable at the time the Options are exercised.

The requirement to pay the Exercise Fee by an Eligible Executive who exercises Options that were issued to them whilst they were a tax resident of the United Kingdom was waived by the Executive Committee on 15 August 2005.

The Executive Committee retains the right to revoke the waiver and request payment of the Exercise Fee at any time in the future.

2.7.2 Employees' NI

UK residents should also note that employees' NI contributions are also payable by the Grantee. Contributions are due on income derived from UK services based on the following rates applicable from 6 April 2009:

Income (£) per annum (including Option gains)	**Rate on income in band**
0 – 5,715	0%
5,715.01 – 43,875	11%
43,875+	1%

A specific Application Form must be completed by Optionholders who will be resident in the UK at the time that their Options are granted. This Application Form sets out details of the Exercise Fee.

2.8 U.S. TRANSFER RESTRICTIONS

Neither the Options nor the Shares issuable upon exercise of the Options have been, or will be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or any U.S. state or other securities laws. The Options and the Shares have not been approved, disapproved or recommended by any U.S. federal, state or other securities commission or regulatory authority.

The Options and the Shares issuable upon exercise of the Options constitute "restricted securities" within the meaning of Rule 144 under the Securities Act. The Options or Shares may be offered, sold or otherwise transferred only (a) outside the United States in an offshore transaction meeting the requirements of Rule 903 or Rule 904 of Regulation S under the Securities Act, (b) pursuant to an exemption from registration under the Securities Act provided by Rule 144 under the Securities Act (if available), (c) to a person whom it reasonably believes is a Qualified Institutional Buyer in a transaction meeting the requirements of Rule 144A under the Securities Act, or (d) pursuant to an effective registration statement under the Securities Act covering the shares, and in each case in accordance with any applicable securities laws of any state of the United States or other jurisdiction.

2.9 EXERCISE CONDITIONS ON EXECUTIVE DIRECTOR OPTIONS

Options granted to Executive Directors are subject to additional exercise conditions which must be met before exercise is allowed. If applicable, refer to your personalised Application Form.

The following is a summary of the exercise conditions that will normally apply

- Options granted to Executive Directors who are not Executive Voting Directors or members of the Executive Committee at the time of grant, may be exercised once vested and if, at the end of the calendar quarter immediately preceding vesting, the average annual return on ordinary equity for the three previous financial years of the Company (or, for financial years ending before 13 November 2007, MBL) is above the 50th percentile of the corresponding figures for all companies in the then S&P/ASX 100 Index.

- Executive Directors who are Executive Voting Directors or members of the Executive Committee at the time of grant may exercise vested Options if, at the end of the calendar quarter immediately preceding vesting, the average annual return on ordinary equity for the three previous financial years of the Company (or, for financial years ending before 13 November 2007, MBL) is above the 65th percentile of the corresponding figures for all companies in the then S&P/ASX 100 Index.

The condition will be examined quarterly by the Company. Where an Option has vested, but the applicable condition was not satisfied at the end of the calendar quarter immediately preceding vesting, that Option will no longer be exercisable.

2.10 MODIFICATION OF VESTING PERIOD, EXERCISE PERIOD AND EXERCISE CONDITIONS

Where an Executive ceases or gives notice that she/he intends to cease to be an Employee or Consultant before any Options held vest, or the Executive's Application Form so provides, the Board or Executive Committee in their absolute and unfettered discretion may determine any or all of the following:

(a) that the vesting period of an Option is reduced to a period shorter than that specified in the invitation made in relation to that Option;

(b) that the period during which an Option may be exercised is extended for a specified period following the time that the Executive ceases to be an employee (but not beyond the Expiry Date); and

(c) that any exercise condition of the Option be waived.

2.11 DIVIDEND, VOTING, ADJUSTMENTS AND OTHER RIGHTS

Options carry no dividend or voting rights. The Rules also state that the Option Plan does not give an Executive any additional rights to compensation or damages as a result of the termination of employment or appointment.

2.11.1 Capitalisation of Profits or Reserves

Where prior to the Expiry Date of an Option, the Company issues Shares by way of capitalisation of profits or reserves, subject to the clauses on Pro-Rata Bonus issues (see 2.11.8 below), the Board or the Executive Committee may in their absolute discretion adjust either or both the number of Shares to be issued on exercise of an Option and the Exercise Price for that Option.

2.11.2 New Issues

Where prior to the Expiry Date of an Option, the Company gives holders of Shares the right (pro-rata with existing shareholdings and on terms including the payment of some consideration by the holders of Shares on exercising the right) to subscribe for additional Shares and the Option is not exercised as contemplated below (see 2.11.3), the Exercise Price of an Option after the issue of those Shares is adjusted in accordance with the formula below:

$$O' = O - \frac{E[P - (S + D)]}{N + 1}$$

where:

O' = new Exercise Price of the Option;

O = old Exercise price of the Option;

E = number of Shares into which one Option is exercisable;

P = the average closing price on the Automated Trading System provided for the trading of Shares on ASX, excluding special crossings, overnight sales and exchange traded option exercises per Share (weighted by reference to volume) during the 5 trading days ending before the ex-rights date or ex-entitlements date;

S = subscription price for one Share under the rights or entitlements issue;

D = dividend due but not yet paid on Shares (except those Shares to be issued under the rights issue or entitlements issue);

N = number of Shares with rights or entitlements that must be held to receive a right to one new Share.

2.11.3 Rights/Entitlements Issues

Where an Option has vested and prior to the Expiry Date of an Option, the Company makes an offer or invitation to holders of Shares for subscription for cash for shares, options or other securities of the Company or any other entity, the Company must give the Optionholder notice not less than ten business days before the book's closing date to determine entitlements to receive that offer or invitation. This is to enable the Optionholder to exercise the Option and receive the offer or invitation in respect of the Shares allotted on exercise of the Option.

2.11.4 Sub-division or Consolidation

Where prior to the Expiry Date of an Option, the Company subdivides or consolidates its Shares, the number of Options is subdivided or consolidated in the same ratio as the Shares are subdivided or consolidated, and the Exercise Price is amended in inverse proportion to the ratio in which the Shares are subdivided or consolidated.

2.11.5 Return of Capital

Where prior to the Expiry Date of an Option, the Company returns issued capital to holders of Shares, the Exercise Price of each Option is reduced by the same amount as the amount returned in relation to each Share.

2.11.6 Cancellation of Capital

Where prior to the Expiry Date of an Option, the Company cancels Shares on a pro-rata basis, the number of Options is reduced in the same ratio as the Shares are cancelled, and the Exercise Price of each Option is amended in an inverse proportion to the ratio in which the Shares are cancelled.

2.11.7 Other Reorganisations

Where prior to the Expiry Date of an Option, the Company reorganises its issued capital in a manner that is not referred to in 2.11.4, 2.11.5 or 2.11.6 above, the number of Options, or the Exercise Price of those Options, or both, must be reorganised so that the Optionholder does not receive a benefit that holders of Shares do not receive. This does not prevent a rounding up of the number of Shares the Optionholder may receive on exercise of an Option if the rounding up is approved at the meeting of Share holders which approves the reorganisation.

2.11.8 Pro-rata Bonus Issues

Where prior to the Expiry Date of an Option, the Company makes a pro-rata bonus issue to holders of Shares and the Option is not exercised before the book's closing date to determine entitlements to that bonus issue, the number of Shares to be issued on exercise of the Option is the number of Shares, which would have been issued on exercise of the Option before that bonus issue, plus the number of bonus Shares which would have been issued to the Optionholder, if the Option had been exercised before that book's closing date.

2.11.9 Notice of Adjustment

The Company must give notice to Optionholders of any adjustment to the number or description of securities which are to be issued on exercise of an Option or to the Exercise Price (if the Company is listed on ASX, in accordance with the applicable Listing Rules).

2.11.10 Listing Rules

If the Company is listed on ASX, each amendment contemplated by the provisions described above is subject to it being consistent with the Listing Rules.

2.11.11 Cumulative Adjustments

Each adjustment described in 2.11.1 to 2.11.8 above is to be made to either or both the Shares and the Exercise Price in respect of each Option granted and unexercised at the time of the adjustment.

2.11.12 Rounding

Before an Option is exercised, all adjustment calculations are to be carried out including all fractions (in relation to both the Shares and the Exercise Price of the Options). On exercise by a person of a number of Options, the aggregate number of Shares issued to that person as a result of those exercises is rounded down to the next lower whole number and the Exercise Price per Option rounded up to the next higher cent.

2.12 AMENDMENT OF THE OPTION PLAN

Subject to the Listing Rules, the Board or Executive Committee may at any time and from time to time by resolution:

(a) amend all or any of the Rules or all or any of the rights or obligations of the Optionholders or any of them; and

(b) formulate (and subsequently amend) special terms and conditions, in addition to those set out in these Rules, to apply to Eligible Executives employed in, resident in, or who are citizens of, a particular jurisdiction.

2.13 TRANSFER OF OPTIONS

Each Option is personal to the Optionholder and is not transferable, transmissible, assignable or chargeable except in the situations described immediately below or with the prior written consent of the Executive Committee. The exercise conditions set out on the personal Application Form accompanying this Prospectus may include further restrictions on the transfer of Options.

2.13.1 Death

If an Optionholder dies after an Option has vested and before the Expiry Date of the Option, with the written approval of the Executive Committee in its absolute discretion, the Option may (but only at a time permitted by the approval and in accordance with any conditions specified in the approval) be transferred to the Optionholder's legal personal representatives.

2.13.2 Transfers from or to a Controlled Company

Executive Committee has given prior consent to transfers of Options in the following circumstances:

(a) for an Option issued to an Eligible Executive in their own name, consent has been given for the transfer of the Option into a Controlled Company of the Eligible Executive; and

(b) for an Option issued to a Controlled Company of an Eligible Executive, consent has been given for the transfer of the Option into the individual name of the Eligible Executive.

Eligible Executives should note that the Australian superannuation rules prohibit a Controlled Company in its capacity as trustee of a superannuation fund from acquiring Options from a related party.

For more information on how to transfer an Option from or to a Controlled Company, an Optionholder should contact Company Secretarial on (02) 8237 7407 or (02) 8237 3216.

2.13.3 Sale of Options Facility

Executive Committee may from time to time, permit the transfer of Options under an approved sale of Options facility under which an Optionholder may transfer to an approved third party, unexercised vested Options which have met any applicable exercise conditions.

As at the date of this prospectus, the Company has approved a sale of Options facility which will be offered to Optionholders by a third party. Executive Committee has given its approval for transfers of Options in accordance with this facility.

Broadly the terms of the sale of Options facility are as follows:

- During a period when an Optionholder can both exercise Options and sell Company shares (and only during such periods), an Optionholder sells a vested Option (which has met any applicable exercise conditions) to the third party;
- Optionholder receives the consideration reflecting the current market price of the underlying shares less the exercise price and the facility fee;
- The third party will be required to withhold from the Optionholder and pay to the Company any applicable withholding taxes.

Please refer to Macnet or contact the Company Secretarial Division for details of the current sale of Options facility.

The Company does not guarantee that a sale of Options facility, or any similar facility for the transfer of Options, will be available when your Options vest and/or when you may be interested in disposing of them.

2.14 ISSUES TO SPR PLAN COMPANY

The Company may amend the Plan Rules to permit the offer of Options to an external company (proposed to be called the SPR Plan Company in the Plan Rules) in connection with offers to employees of and Consultants to the Group under other long term incentive plans. Any amendment of the Plan Rules for this purpose will not affect the rights of existing Plan participants under the Plan or Offers made under this Prospectus.

2.15 UK SUBPLAN

The Company has introduced a UK specific options sub-plan ("UK Subplan"). Information concerning the UK Subplan will accompany the Application Form sent to Eligible Executives who may be granted Options under the terms of the UK Subplan. The introduction of the UK Subplan has not affected the rights of existing Plan participants under the Plan. An information booklet relating to the UK Subplan and a copy of the rules relating to the UK Subplan are available on Macnet.

2.16 SOUTH AFRICAN SUBPLAN

The Company has introduced a South African specific options sub-plan ("South African Subplan"). Information concerning the South African Subplan will accompany the Application Form sent to Eligible Executives who may be granted Options under the terms of the South African Subplan. The introduction of the South African Subplan has not affected the rights of existing Plan participants under the Plan. An information booklet relating to the South African Subplan and a copy of the rules relating to the South African Subplan are available on Macnet.

3. DEFERRED EXERCISE SHARE OPTION PLAN

3.1 INTRODUCTION

The Option Plan Rules include a six month Non-Disposal Period and other Restrictions relating to granting security over or disposing of the Shares issued on exercise of an Option issued under the Option Plan. Shares issued on exercise of an Option may also be forfeited in certain circumstances. These parts of the Option Plan Rules are referred to as the Deferred Exercise Share Option Plan ("DESOP").

Shares resulting from the exercise of Options will be placed under the DESOP unless Optionholders request the Company waive the application of the DESOP arrangements to some or all of the Shares. Unless the Company is aware of circumstances which, in the reasonable opinion of the Company, indicate that the relevant Executive may have acted fraudulently, dishonestly or in a manner which is in breach of his/her obligations to the Company or any Associated Company then this request will be granted by the Company.

The taxation implications of participating in the DESOP are set out in the "Taxation Considerations" section below.

3.2 HOW THE DESOP OPERATES

3.2.1 Company Shares Resulting from the Exercise of Options

Subject to the following comments, an Optionholder's Shares resulting from the exercise of Options will be automatically placed into the DESOP. The Option Exercise Form must be completed and signed by the Optionholder at the time the Optionholder elects to exercise their Options. At this time the Optionholder may also request the Company waive the application of the Non-Disposal Period and Restrictions on Shares issued on exercise of the Option. The Shares will be held outside the DESOP, provided this request is accepted by the Company.

3.2.2 How the Shares are Held in DESOP

The Shares which are held in the DESOP will be registered in the name of the Optionholder and cannot be held under any other name. The Shares are held subject to the terms of the DESOP. The Shares will be uncertificated. A DESOP Participant will be sent a holding statement shortly after the Shares are registered in their name.

3.2.3 Purpose and Role of the DESOP

The Company has introduced the DESOP into the Option Plan to further encourage long term employee share ownership and alignment of the interests of employees with shareholders.

For MGL Employees, shares held in the DESOP may qualify for a tax deferral in Australia until the earlier of ten years from the date of grant of the underlying Options, the date when shares may first be sold, having been withdrawn from the DESOP (i.e. the first day of the next staff trading period if the withdrawal occurs outside staff trading period), or the date the relevant MGL Employee ceases to be employed by the Company or a Subsidiary Company. (See section 4, "Taxation Considerations").

The Shares are subject to a six month Non-Disposal Period from the date that the Shares are placed into the DESOP and are subject to the Restrictions which apply at all times while held under the DESOP.

3.2.4 How the DESOP is Administered

The day to day administration of the DESOP is undertaken by the Plan Company, an independent company owned by the partners of Moore Stephens Sydney Chartered Accountants. The Company may replace the Plan Company and appoint a new entity to act as the Plan Company at any time by notice in writing to the Plan Company or otherwise as agreed between the Company and the Plan Company.

3.3 MAIN CONSEQUENCES TO EXECUTIVES FROM DESOP

The Shares may be held under the DESOP until ten years from the date of grant of the Options (or until the DESOP Participant elects to sell or withdraw the Shares, or the relevant Executive leaves the employ of, or ceases his/her contract with, the Company or an Associated Company, if earlier).

Where the Optionholder is an MGL Employee and provided the MGL Employee does not make the taxation election discussed in section 4, "Taxation Considerations" below, no tax will be payable on grant or exercise of the Options, however any applicable employment taxes and on-costs may be charged to the MGL Employee's BCR (see section 4.8 below). Normal income tax (not capital gains tax) will be payable by the DESOP Participant (based on the market value, or sales proceeds, of the Shares less the Exercise Price paid on the exercise of the Options) at the earlier of:

(a) ten years from the date of grant;

(b) the date the MGL Employee ceases employment; or

(c) the date when Shares may first be sold, having been withdrawn from the DESOP.

Where an Associated Company Employee, Consultant or Controlled Company or Permitted Trustee is the Optionholder, participation in the DESOP will create no additional taxation consequences. In these circumstances, no deferral of tax would be available (see sections 4.4 to 4.6 below).

The Shares held in DESOP do not attract fringe benefits tax and are not subject to any superannuation restrictions. In addition, DESOP Participants are not responsible for administration costs involved in operating the DESOP as these costs are borne by the Company.

Some examples of situations in which an Executive may wish to request the Company waive the application of the Non-Disposal Period and Restrictions on Shares

- Executives who do not want Shares to be subject to a six month Non-Disposal Period and ongoing Restrictions and forfeiture provisions (as described in section 3.6) for the entire time the Shares are held in DESOP;
- Executives who wish to grant security over Shares issued on exercise of their Options. A third party is likely to be reluctant to accept security over Shares which are held subject to the Restrictions and forfeiture provisions of the DESOP, assuming such security is permitted by the Plan Company and the Company;
- Executives who are overseas residents;
- Executives who hold their Options via a company structure and who were assessed for tax on receipt of the Options;
- Executives who are intending to resign within a short time frame from the Company or an Associated Company (once employees resign, they cannot remain in the DESOP);
- Executives who wish to sell the Shares on exercise of the Options; and
- Executives who have made the taxation election discussed in section 4 below.

3.4 HOW TO EXERCISE AND NOT PARTICIPATE

The Application Form for Eligible Executives to apply for Options also includes a DESOP Power of Attorney, which must be completed as part of the application for Options. The DESOP Power of Attorney will enable the Plan Company and its officers to acquire, dispose of, or to otherwise deal with, any Shares under the DESOP on behalf of the DESOP Participant.

Before an Optionholder exercises Options, the Optionholder must complete an Option Exercise Form. The Option Exercise Form will allow an Optionholder to request the Company to waive the application of the Non-Disposal Period and Restrictions on all or a lesser nominated amount of Shares. Unless the Company is aware of circumstances which, in the reasonable opinion of the Company, indicate that the relevant Executive may have acted fraudulently, dishonestly or in a manner which is in breach of their obligations to the Company or any Associated Company then this request will be granted by the Company. Any remaining Shares not subject to a waiver will be held in the DESOP.

A DESOP Participant must hold a minimum of 100 Shares under the DESOP. There is no maximum limit on the number of Shares the Optionholder may hold in the DESOP in relation to Shares resulting from the exercise.

3.5 ENTITLEMENTS RELATING TO SHARES HELD IN DESOP

Shares held in DESOP are fully paid ordinary Shares ranking equally with all other fully paid ordinary Shares of the Company then on issue. DESOP Participants who hold Shares in DESOP will, (unless the Shares are forfeited):

(a) receive dividends in relation to the Shares under the DESOP. When the dividends are received, they become part of the DESOP Participant's income and will need to be declared in their taxation return. The Share Registry will send dividend statements directly to the DESOP Participant;

(b) qualify for rights, bonus and other issues of the Company's Shares (if any); and

(c) have normal voting rights.

3.6 RESTRICTIONS ON DEALING WITH SHARES HELD UNDER DESOP

The Shares held under the DESOP will be subject to the Non-Disposal Period and the Restrictions as set out in the Rules and summarised below.

3.6.1 Non-Disposal Period

A DESOP Participant may not sell, transfer, or dispose of any Shares held under the DESOP **for a period of six months** from the date that the Shares are issued to the DESOP Participant on exercise of the Option, unless:

(a) the Plan Company approves the DESOP Participant's request for withdrawal because of special circumstances (e.g. death, total and permanent disability or demonstrated hardship) of the relevant Executive;

(b) the relevant Executive leaves the employ of the Company or an Associated Company in the meantime. In this case, the Shares which are held by the relevant DESOP Participant will cease to be subject to the terms of the DESOP and will be held by the DESOP Participant outside the DESOP assuming the Shares are not liable to be forfeited; or

(c) a special situation arises such as a takeover of the Company, a voluntary winding up of the Company, the Shares become subject to compulsory acquisition, or the Company being subject to a reconstruction or an amalgamation with other companies, in which case the Executive may be able to withdraw from the DESOP.

3.6.2 Forfeiture

A DESOP Participant will forfeit any right or interest in any Shares or entitlements under the DESOP to the Plan Company if the relevant Executive has been convicted on indictment of an offence against the Corporations Act in connection with the affairs of the Company or an Associated Company, commits any act of theft, fraud or defalcation in relation to the affairs of the Company or any Associated Company (whether or not the Executive is charged with any offence) or if the relevant Executive does an act (or fails to do an act) which, in the opinion of the Company, brings the Company or any Associated Company into disrepute.

The Company may determine that any forfeited Shares or their proceeds are to be transferred to another employee, used in another employee share plan of the Company or used in the Macquarie Group Superannuation Fund.

3.6.3 Security Interests

Security interests, including charges and mortgages, may only be granted in respect of Shares held under the DESOP if the relevant DESOP Participant receives the prior written consent of the Plan Company and is approved by the Company. Such consent will only be provided where the Plan Company and the Company are satisfied that the security interest would not interfere with their ability to enforce the restrictions and forfeiture provisions under the Rules. It is expected that financiers may have difficulty in accepting Shares held in the DESOP as security and DESOP Participants *should not assume that they will be able to charge or mortgage their DESOP Shares.*

3.6.4 Enforcement of Restrictions

The Plan Company is entitled to make such arrangements as it considers necessary to enforce the six month Non-Disposal Period, the other Restrictions on a DESOP Participant dealing with Shares or granting a security interest over Shares and the forfeiture provisions, and the DESOP Participant must agree to such arrangements.

3.7 WITHDRAWAL AND SALE OF SHARES

Following the expiry of the six month Non-Disposal Period, DESOP Participants wishing to sell Shares may do so only after the Shares are withdrawn from the DESOP. Shares may remain subject to the DESOP for a period of up to ten years from the date of grant of the Options. DESOP Participants who wish to withdraw Shares from the DESOP (whether to sell them or otherwise) must submit a Notice of Withdrawal of Shares which must be approved by the Plan Company.

Shares held by a DESOP Participant will also be withdrawn from the DESOP (providing those Shares have not been forfeited) on the earlier of:

(a) the relevant Executive ceasing to be employed by the Company or an Associated Company; and

(b) ten years from the date of grant of the underlying Options.

If an Executive leaves the employ of the Company or an Associated Company, then subject to the operation of the forfeiture provisions of the DESOP, the Plan Company will, on receiving notification from the Company of his/her ceasing employment, advise the Share Registry to lift any restrictions on the relevant DESOP Participant's Shares.

Trading in Shares will still be subject to the Company's then applicable rules on staff trading. However, it is noted that even during staff trading periods, staff who personally are in possession of non-public, price sensitive information about the Company must not deal in Shares.

4. TAXATION CONSIDERATIONS

4.1 GENERAL COMMENTS

The following comments regarding the taxation implications of participation in the Option Plan are general in nature and **based on current Australian tax laws** and practices.

Taxation in relation to the Option Plan is complex. Eligible Executives are advised to seek their own professional taxation advice in relation to their personal tax liabilities and, if relevant, those of their Controlled Company or Permitted Trustee. Such advice should be obtained at the time of application for Options and of completing their tax returns for the years including the date of grant, lapses of Options, exercises of Options, sale of Options, cessation of employment, and on sale of any Shares resulting from exercise of Options.

The comments are generally relevant to MGL Employee participants who are residents of Australia for taxation purposes during the entire Option holding period and the subsequent sale of Options or Shares.

Different taxation rules apply to participants who are Associated Company Employees, Consultants or MGL Employees who are non-residents of Australia for taxation purposes at any time during the Option holding period or the subsequent sale of Options or Shares. Further information for non-resident participants is available on Macnet.

Eligible Executives who are Consultants or subject to tax in overseas jurisdictions should seek specific professional taxation advice on their particular situations and note potential reporting and withholding obligations for the Company outlined at 4.9

Relationship with other Equity Plans of the Company

MGL Employee participants in other employee equity plans (such as the Employee Share Plan, the Macquarie Group Staff Share Acquisition Plan or the proposed Macquarie Employee Retained Equity Plan), should ensure that they are aware of, and carefully consider, their taxation positions under those plans as it is important to consider the overall effect of making (or not making) the section 139E taxation election. Only one election can be made each financial year and this will apply to all employee equity plans under which the MGL Employee acquires shares or Options in that year, but not to acquisitions of shares pursuant to the exercise of Options.

Options acquired pursuant to the Option Plan and Shares acquired pursuant to the Employee Share Plan (ESP)
If an MGL Employee participant makes a section 139E taxation election, they will include the tax market value of Options at the time of grant in their assessable income, and will obtain the benefit of the tax exemption for MGL shares acquired under the ESP. If an MGL Employee participant does **not** make a section 139E taxation election, they will not include the tax market value of Options at the time of grant in their assessable income, and they will not obtain the benefit of the tax exemption for MGL shares acquired under the ESP.

Options acquired pursuant to the Option Plan, Shares acquired pursuant to the Macquarie Group Staff Share Acquisition Plan (MGSSAP) and awards pursuant to the proposed Macquarie Employee Retained Equity Plan (MEREP)
If an MGL Employee participant makes a section 139E taxation election, they will include the tax market value of Options at the time of grant in their assessable income. They will also include the tax market value at the time of acquisition of the Shares, or award pursuant to the MEREP in their assessable income. Thus they will not obtain the benefit of tax deferral under the Option Plan, the MGSSAP or the MEREP.

If an MGL Employee participant does **not** make a section 139E taxation election, they will not include the tax market value of the Options at the time of grant in their assessable income. They will also not include the tax market value at the time of acquisition of Shares or award pursuant to the MEREP in their assessable income. Thus they will obtain the benefit of tax deferral under the Option Plan, the MGSSAP and the MEREP.

DESOP Conditions

Shares issued on the exercise of Options will, unless a waiver is granted, automatically be subject to the DESOP Non-Disposal Period and other Restrictions.

DESOP participants should note that the Company does not warrant that any particular taxation treatment will apply. Participants should seek professional financial and taxation advice referable to their individual circumstances to assist in determining whether or not to request a waiver of the DESOP restrictions.

4.2 MGL EMPLOYEE AS OPTIONHOLDER AND NO SECTION 139E ELECTION MADE

If the Options are taken up by the MGL Employee personally **and the Tax Act section 139E election (see below) is not made**, no tax is payable on grant of the Option, however any applicable employment taxes and on-costs may be charged to the MGL Employee's BCR (see section 4.8 below).

In such a case, the taxing point for the Options, called the "Cessation Time", is the earliest of the following events:

(a) where the DESOP conditions apply to the Shares acquired on exercise of the Options, the first time that those Shares could be traded following release from the DESOP conditions (i.e. the first day of the next staff trading period if the release occurs outside a staff trading period);

(b) when the MGL Employee ceases employment with the Company or a Company Subsidiary (see section 4.5 below);

(c) ten years from the date of grant of the Options;

(d) where the Options have been exercised and the Company has waived the DESOP conditions, the first time that those Shares could be traded following the exercise of the Options (i.e. the first day of the next staff trading period if the exercise occurs outside of a staff trading period) will be the taxing point:

(e) when the MGL Employee disposes of the Options (eg. sale of vested Option under a sale of Options facility).

Note in relation to (a) and (d), although the better view is that commencement of the next staff trading period is the Cessation Time, this is untested and the Commissioner may take the view that the Cessation Time is the time of release from DESOP conditions or exercise (if DESOP conditions are waived).

If an MGL Employee **sells the Options** in an arm's length sale within 30 days of the Cessation Time, the MGL Employee will include as assessable ordinary income (not capital gain) an amount equal to the net sales proceeds of the Options.

If an MGL Employee **exercises the Options and sells the Shares** in an arm's length sale within 30 days of the Cessation Time, the MGL Employee will include as assessable ordinary income (not capital gain) an amount equal to the net sales proceeds of the Shares less the Exercise Price of the Options.

If an MGL Employee **exercises the Options and holds the Shares** beyond 30 days of the Cessation Time the MGL Employee will include as assessable ordinary income (not capital gain) an amount equal to the "market value" of the Shares at the Cessation Time less the Exercise Price of the Options. The "market value" is deemed to be the weighted average of the prices at which Company Shares traded on ASX during the one week period up to and including the Cessation Time. For future capital gains tax

("CGT") purposes, the Shares will have a cost base equal to the market value of the Shares at the Cessation Time.

Should the Exercise Price exceed the market value, no amount will be required to be included in the MGL Employee's assessable income. Strictly speaking, in these circumstances, the Shares will have a cost base (for CGT purposes) equal to their market value. However it may be that the Australian Taxation office ("ATO") will accept the Exercise Price as the cost base given that the provisions of the Tax Act do not seem to contemplate the situation where the market value is less than the Exercise Price.

4.3 MGL EMPLOYEE AS OPTIONHOLDER AND SECTION 139E ELECTION MADE

If the Options are taken up personally by the MGL Employee, the Tax Act section 139E election is available should the MGL Employee wish to be assessed for tax in the tax year of grant, in which case there is no further tax until the sale of the Options or Shares. Any further assessable amounts at that time are assessed as capital gains, not ordinary income. Note that the section 139E election covers all grants of shares and rights under employee share acquisition schemes during the tax year in question (but not the acquisition of shares pursuant to the exercise of options), and enables the tax-concession under the Macquarie Group Employee Share Plan ("$1,000 Employee Share Plan") to be accessed.

An MGL Employee has until the date of lodgement of the tax return for the year of grant of the Options to decide whether to make the election. From 1 July 2008 the section 139E election must be made in the MGL Employee's tax return for the year of grant of the Options. The election is made by including an amount of assessable income relating to the Options in the MGL Employee's tax return and a written election is no longer required.

If an MGL Employee makes the election, he/she must include an amount determined under the Tax Act (typically a specified percentage of the Exercise Price) as ordinary income for the year of grant. This same amount is also included in the capital gains cost base of the Option, and ultimately, the Share. Exercise of the Option does not trigger any tax liabilities but the Exercise Price is also included in the cost base of the Share.

The Share will be subject to the Non-Disposal Period and DESOP Restrictions unless these are waived by the Company. *Where the election has been made, the DESOP conditions do not have any tax effect; neither entry nor exit from the DESOP is a taxable event.*

The specified percentage to be included in the MGL Employee's assessable income for the year of grant of the Options depends on the "market value" of Shares on the date of grant relative to the Exercise Price. If these amounts are equal, the specified percentage is 11.6% (for a 5 year Option). If the market value has increased between the time of calculation of the exercise price and the grant of the Options, the specified percentage increases.

If having made the election the Option expires unexercised, the MGL Employee's tax return should be amended and the overpaid tax refunded (together with assessable interest).

50% CGT Concession
The 50% CGT concession will apply to a capital gain made on Options or Shares which are sold more than 12 months after their acquisition date.

Where the Options are sold, the acquisition date is the Option grant date. If the MGL Employee sells the Options more than 12 months after the grant date, any capital gain on the sale of the Options would be eligible for the 50% CGT concession.

Where the Options are exercised and Shares sold, the current view of the Australian Taxation Office, which is supported by case law, is that the acquisition date is the date the Options are exercised. On this view, the 50% CGT concession will only apply once the Shares have been held for 12 months starting from the day the Shares are acquired through the exercise of Options. On this view, if an MGL Employee sells the Shares more than 12 months after the date the Shares are acquired, any capital gain on sale of the Shares would be eligible for the 50% CGT concession.

An alternative view is that the acquisition date is the date the Options are acquired on the basis that the grant of the Options constitutes an agreement to acquire the Shares, and the 12 month holding period commences from the date the agreement to acquire the Shares is entered into. If this view is correct, an MGL Employee would not have to hold the Shares for more than 12 months for a capital gain to be eligible for the 50% CGT concession (provided the Employee acquired the Options at least 12 months prior to the disposal of Shares acquired pursuant to their exercise). The Commissioner of Taxation has disputed this treatment.

The Company does not warrant any particular treatment. Therefore, MGL Employee's who wish to adopt the alternative view should discuss with their personal tax adviser the applicability of the alternative views above to their particular circumstances.

4.4 CONTROLLED COMPANY OR PERMITTED TRUSTEE OF MGL EMPLOYEE AS OPTIONHOLDER

If a Controlled Company (acting either as principal or as trustee of a family trust) or a Permitted Trustee, which is an "associate" (as defined in s139GE Tax Act) of an MGL Employee takes up the Options, there are a number of important tax implications. No deferral of tax is available; an assessable income amount computed on the same basis as 4.3 above should be included as ordinary income **in the MGL Employee's personal tax return** for the year of grant. This amount is also included in the capital gains cost base of the Options in the hands of the **Controlled Company or Permitted Trustee**.

No tax liabilities are triggered by exercise of the Options or the MGL Employee leaving the employment of the MGL Group. Where the Option is disposed of the capital gains cost base includes the amount previously included in the MGL Employee's assessable income. Where the Option is exercised and Shares sold, the capital gains cost base of the Shares includes both the Exercise Price and the amount previously included in the MGL Employee's assessable income. If the Option lapses, the Controlled Company or Permitted Trustee would crystallise a capital loss equal to the amount previously included in the MGL Employee's assessable income but in this case, the tax paid by the MGL Employee is not refunded.

Shares acquired as a result of the exercise of Options will be subject to the Non-Disposal Period and DESOP restrictions unless these are waived by the Company. Note that in these circumstances the DESOP restrictions do not have any tax effect; neither entry to nor exit from the DESOP is a taxable event.

It should be noted that capital losses can (subject to other requirements in the tax laws) only be offset against the Controlled Company's or Permitted Trustee's current or future capital gains. Any step-up in the cost base of assets in the hands of a company or trust may be effectively clawed back if the untaxed gain is distributed. It should also be noted that the discount capital gains concession is not available to companies.

MGL Employees should note there may be additional and potentially adverse taxation outcomes if the Options are acquired by the Controlled Company in its capacity as trustee of a superannuation fund.

MGL Employees should seek independent professional taxation advice in relation to the taxation implications arising from the acquisition of Options by a Controlled Company or a Permitted Trustee.

4.5 ASSOCIATED COMPANY EMPLOYEE OR CONTROLLED COMPANY OR PERMITTED TRUSTEE OF ASSOCIATED COMPANY EMPLOYEE AS OPTIONHOLDER

If an Associated Company Employee, or a Controlled Company (acting either as principal or as trustee of a family trust) or a Permitted Trustee, which is an "associate" (as defined in s139GE Tax Act) of an Associated Company Employee takes up the Options, there are a number of important tax implications. No deferral of tax is available; an assessable income amount computed on the same basis as 5.3 above should be included as ordinary income in **the Associated Company Employee's personal tax return** for the year of grant. This amount is also included in the capital gains cost base of the Option if the Option is held by an Associated Company Employee. If a Controlled Company or Permitted Trustee of the Associated Company Employee takes up the Options rather than the Associated Company Employee, this amount is instead included in the capital gains cost base of the Options in the hands of the **Controlled Company or Permitted Trustee**.

No tax liabilities are triggered by exercise of the Options or the cessation of the Associated Company Employee's employment with the Associated Company. Where the Option is disposed of the capital gains cost base includes the amount previously included in the Associated Company Employee's assessable income. Where the Option is exercised and Shares sold, the capital gains cost base of the Shares includes both the Exercise Price and the amount previously included in the Associated Company Employee's assessable income. If the Option lapses, the Associated Company Employee, or the Controlled Company or Permitted Trustee of the Associated Company Employee (being the relevant entity that acquired the Option) would crystallise a capital loss equal to the amount previously included in the Associated Company Employee's assessable income but in this case, the tax previously paid by the Associated Company Employee is not refunded.

Shares acquired as a result of the exercise of Options will be subject to the Non-Disposal Period and DESOP restrictions unless these are waived by the Company. Note that in these circumstances the DESOP restrictions do not have any tax effect; neither entry to nor exit from the DESOP is a taxable event.

It should be noted that capital losses can (subject to other requirements in the tax laws) only be offset against current or future capital gains of the entity that acquired the Options or Shares (as relevant) (being the Associated Company Employee or Controlled Company or Permitted Trustee). Any step-up in the cost base of assets in the hands of a company or trust may be effectively clawed back if the untaxed gain is distributed. It should also be noted that the discount capital gains concession is not available to companies.

Associated Company Employees should note there may be additional and potentially adverse taxation outcomes if the Options are acquired by the Controlled Company in its capacity as trustee of a superannuation fund.

Associated Company Employees should seek independent professional taxation advice in relation to the taxation implications arising from the acquisition of Options in their own name or by a Controlled Company or Permitted Trustee.

4.6 CONSULTANT OR CONTROLLED COMPANY OR PERMITTED TRUSTEE OF CONSULTANT AS OPTIONHOLDER

If a Consultant, or a Controlled Company (acting either as principal or as trustee of a family trust) or a Permitted Trustee, which is an "associate" (as defined in s139GE Tax Act) of a Consultant takes up the Options, there are a number of important tax implications. No deferral of tax is available; an assessable income amount computed on the same basis as 4.3 above should be included as ordinary income in **the Consultant's personal tax return** for the year of grant. This amount is also included in the capital gains cost base of the Option if the Option is held by a Consultant. If a Controlled Company or Permitted Trustee of the Consultant takes up the Options rather than the Consultant, this amount is instead included in the capital gains cost base of the Options in the hands of the **Controlled Company or Permitted Trustee**.

No tax liabilities are triggered by exercise of the Options or the cessation of the Consultant's contract with the MGL Group or an Associated Company. Where the Option is disposed of the capital gains cost base includes the amount previously included in the Consultant's assessable income. Where the Option is exercised and Shares sold, the capital gains cost base of the Shares includes both the Exercise Price and the amount previously included in the Consultant's assessable income. If the Option lapses, the Consultant, or the Controlled Company or Permitted Trustee of the Consultant (being the relevant entity that acquired the Option) would crystallise a capital loss equal to the amount previously included in the Consultant's assessable income but in this case, the tax previously paid by the Consultant is not refunded.

Shares acquired as a result of the exercise of Options will be subject to the Non-Disposal Period and DESOP restrictions unless these are waived by the Company. Note that in these circumstances the DESOP restrictions do not have any tax effect; neither entry to nor exit from the DESOP is a taxable event.

It should be noted that capital losses can (subject to other requirements in the tax laws) only be offset against current or future capital gains of the entity that acquired the Options or Shares (as relevant) (being the Consultant or Controlled Company or Permitted Trustee). Any step-up in the cost base of assets in the hands of a company or trust may be effectively clawed back if the untaxed gain is distributed. It should also be noted that the discount capital gains concession is not available to companies.

Consultants should note there may be additional and potentially adverse taxation outcomes if the Options are acquired by the Controlled Company in its capacity as trustee of a superannuation fund.

Consultants should seek independent professional taxation advice in relation to the taxation implications arising from the acquisition of Options in their own name or by a Controlled Company or Permitted Trustee.

4.7 IMPLICATIONS OF CESSATION OF MGL EMPLOYMENT OR CONTRACT

4.7.1 Optionholder is an MGL Employee who has not made the section 139E election in respect of the year of grant of the Options

The MGL Employee will be subject to income tax on cessation of employment with the MGL Group in respect of any vested Options or Shares acquired on exercise of those Options held subject to the DESOP restrictions. The lapsing of unvested Options (or the cancellation of vested Options) does not have any tax implications in these circumstances.

Vested Options

- If the vested Options are sold on or before the date of cessation of employment, the sales proceeds must be included in the MGL Employee's normal assessable income (not capital gain) in the tax return for the year of sale.
- If the vested Options are exercised and the next staff trading period commences on or before the date of cessation of employment and the Shares are sold in an arm's length sale within 30 days of the start of the staff trading period, the sales proceeds less the Exercise Price must be included in the MGL Employee's normal assessable income (not capital gain) in the tax return for the year of exercise.
- If the vested Options are exercised and the next staff trading period commences on or before the date of cessation of employment (and the Shares are not held subject to the DESOP restrictions) and the Shares are not sold within 30 days of the start of the staff trading period, the MGL Employee must include in his/her tax return for the year the staff trading period commences the "market value" of the start of the staff trading period less the Exercise Price. The Shares acquired on exercise of those Options will have a capital gains cost base equal to their "market value" at the start of the staff trading period of the Options. The "market value" is the weighted average Share price during the one week period up to and including the first day of the staff trading period. If there were no transactions during that period the latest offer price within that period is treated as the market value.

Note that the Commissioner may take the view that the cessation time is the time of exercise of the options and not the first day of the next staff trading period.

- However, if the vested Options are exercised after the date of cessation of employment, and the shares are not sold within 30 days of the date of cessation of employment, the MGL Employee must include in his/her tax return in the year of cessation of employment the greater of:
  - (a) the "market value" of MGL Shares on the date of cessation of employment less the Exercise Price of the Options; and
  - (b) a specified percentage of the Exercise Price, calculated by reference to the remaining life of the Options, and the "market value" of MGL Shares at the date of cessation of employment relative to the Exercise Price (refer to the Taxation Division for detailed calculation).

- The amount included in assessable income is also included in the cost base of the Options and, on exercise of the Options, is included in the cost base of the Shares acquired on exercise of those Options.
- If the vested Options are exercised after the date of cessation of employment, and the Shares are sold in an arm's length sale within 30 days of the date of cessation of employment, the sale proceeds less the Exercise Price must be included in the MGL Employee's normal assessable income (not capital gain) in the tax return for the year of cessation of employment.

DESOP Shares

If the Options have been exercised during employment and the Shares acquired on exercise of those Options are held subject to the Non-Disposal Period and DESOP Conditions, the Shares will leave the DESOP on the cessation of employment. This will be the taxing point (the Cessation Time).

If the ex-DESOP Shares are sold in an arm's length sale within 30 days of leaving the DESOP, the sales proceeds reduced by the Exercise Price must be included in the MGL Employee's normal assessable income.

- If the ex-DESOP Shares are held beyond 30 days of leaving the DESOP, the MGL Employee must include an income amount in his/her tax return for the year of cessation of employment being the market value of the ex-DESOP Shares at the date of leaving the DESOP reduced by the Exercise Price. The Shares will have a capital gains cost base equal to the market value of the Shares.
- Should the Exercise Price exceed the market value, no amount will be required to be included in the MGL Employee's assessable income. Strictly speaking, in these circumstances the Shares will have a capital gains cost base equal to their market value. However, it may be that the ATO will accept the Exercise Price as the cost base given that the provisions of the Tax Act do not seem to contemplate the situation where the market value is less than the Exercise Price.

Lapsed Options

There are no tax implications if the Options lapse on the MGL Employee leaving the MGL Group.

4.7.2 MGL Employee has made the section 139E election to be taxed in the year of grant or if the Options are taken up in a Controlled Company or by a Permitted Trustee of the MGL Employee

In these situations, the taxing point of the Options occurred at the date of grant. Consequently, there are no taxation implications of the cessation of employment in respect of vested Options, or any Shares acquired on exercise of those Options. Shares will leave the DESOP on cessation of employment.

Irrespective of any conditions, where Options are exercised the cost base of Shares acquired on exercise of those Options will include both the Exercise Price and the amount initially included in the MGL Employee's assessable income. (It is noted that exercise must occur generally within six months of leaving).

Lapsed Options

If Options held by an MGL Employee lapse unexercised, the tax paid on grant (with the exception of any payroll tax paid at the time of grant) may be refunded (with assessable interest). If the Controlled Company or Permitted Trustee took up the lapsed Options it should instead incur a capital loss equal to the amount initially included in the MGL Employee's assessable income.

4.7.3 Optionholder is an Associated Company Employee or Controlled Company or Permitted Trustee of the Associated Company Employee

In these situations, the taxing point of the Options occurred at the date of grant. Consequently, there are no taxation implications of the cessation of the Associated Company Employee's employment with the Associated Company in respect of vested Options, or any Shares acquired on exercise of those Options. Shares will leave the DESOP on cessation of the Associated Company Employee's employment.

Irrespective of any conditions, where Options are exercised the cost base of Shares acquired on exercise of those Options will include both the Exercise Price and the amount initially included in the Associated Company Employee's assessable income. (It is noted that exercise must occur generally within six months of leaving).

Lapsed Options

If Options held by an Associated Company Employee or a Controlled Company or Permitted Trustee of an Associated Company Employee lapse unexercised, the tax paid on grant will not be refunded. The Associated Company Employee (or the Controlled Company or Permitted Trustee, if the Controlled Company or Permitted Trustee of the Associated Company Employee took up the Options) should instead incur a capital loss equal to the amount initially included in the Associated Company Employee's assessable income.

4.7.4 Optionholder is Consultant or a Controlled Company or Permitted Trustee of a Consultant

In these situations, the taxing point of the Options occurred at the date of grant. Consequently, there are no taxation implications of the cessation of the Consultant's contract with the MGL Group in respect of vested Options, or any Shares acquired on exercise of those Options. Shares will leave the DESOP on cessation of the Consultant's contract.

Irrespective of any conditions, where Options are exercised the cost base of Shares acquired on exercise of those Options will include both the Exercise Price and the amount initially included in the Consultant's assessable income. (It is noted that exercise must occur generally within six months of the cessation of the contract).

Lapsed Options

If Options held by a Consultant or a Controlled Company or Permitted Trustee of the Consultant lapse unexercised, the tax paid on grant will not be refunded. The Consultant (or the Controlled Company or Permitted Trustee, if the Controlled Company or Permitted Trustee of the Consultant took up the Options) should instead incur a capital loss equal to the amount initially included in the Consultant's assessable income.

4.8 EMPLOYMENT TAXES AND ON-COSTS

Options acquired under the Option Plan may be subject to employment taxes and on-costs such as payroll tax or workers compensation insurance premiums, or both, in the state or territory where the Eligible Executive is employed.

As of 1 July 2008 all Australian states and territories impose payroll tax on Options. However, there are different calculation methods.

Any payroll tax that is levied upon New Starter Options issued under this Prospectus will be borne by the Company or a Company Subsidiary.

If any other employment taxes or on-costs, including payroll tax or workers compensation, become payable on the grant of Options under this Prospectus under any current or future law or regulation, the Company may, at its absolute discretion, charge these to the Eligible Executive's BCR.

Calculation of Payroll Tax

Payroll tax may be applicable where the Eligible Executive has an employment connection with the relevant state at the date of grant of the Options.

A payroll tax liability will arise in relation to any Options granted to an Eligible Executive with the requisite employment connection with the state or territory. Except in the ACT, payroll tax is levied on the "market value" of Options as calculated under Commonwealth income tax legislation. Therefore, if the market value of Company shares (determined as the weighted average of prices during the one week period up to and including the date of Grant) is equal to the Exercise Price of an Option as at the date of Grant of that Option, the market value of that Option will be 11.6% of the Exercise Price.

If the market value of Company shares is not equal to the Exercise Price of an Option as at the date of Grant of that Option, Eligible Executives should contact the Taxation Division on (02) 8237 5687 or (02) 8237 8632 to be advised of the method by which the market value of the Option will be calculated.

In the Australian Capital Territory, payroll tax is levied on the amount by which the market value of Shares (determined as the weighted average of prices during the one week before the date of Grant) exceeds the Exercise Price. If the market value is equal to or less than the Exercise Price, there is no payroll tax liability.

State payroll tax rates effective 1 May 2009 are as follows (note rates are subject to change):

New South Wales	5.75%
Victoria	4.95%
Queensland	4.75%
South Australia	5.00%
Western Australia	5.50%
Tasmania	6.10%
Australian Capital Territory	6.85%
Northern Territory	5.90%

4.9 COMPANY REPORTING AND WITHHOLDING OBLIGATIONS

Eligible Executives should be aware that in certain countries the Company or a Company Subsidiary is required to report to the local revenue authority details of Options granted to Eligible Executives and Options exercised by Eligible Executives. In addition, in certain countries the Company or a Company Subsidiary is required to withhold tax from any gain made on the Options.

5. FINANCIAL BENEFITS AND RISKS OF OPTION/SHARE INVESTMENT

5.1 FINANCIAL BENEFITS AND RISKS OF OPTION/SHARE INVESTMENT

The value of the Options will fluctuate with the value of the Shares, which are quoted on ASX. Generally, the mechanisms by which holders may obtain benefits are through either exercising the Options into Shares or, where permitted, by selling the Options. However, Options need not be exercised so that unlike Shares, a loss may be avoided by not exercising if the market price of the Shares is below the Exercise Price. No amount is payable for the grant of the Options. However, any applicable employment taxes and on-costs may be charged to the Eligible Executive's BCR (see section 4.8 above).

Once Options are exercised, the holder of the resultant Shares is exposed to the normal risks of owning Shares. The price of the Shares will fluctuate and depend on the Company's performance, investors' perceptions and the Australian sharemarket generally. Being senior executives of the Company, Eligible Executives will be aware of the myriad factors which affect the Company's performance.

There are two main financial benefits that may arise from owning Shares:
(a) income in the form of dividends; and
(b) growth in the value (capital appreciation) of Shares.

There are also risks associated with Share ownership. The Company is a limited liability company and persons holding Shares are not obliged to contribute more share capital in the event of losses. However, it is possible that, if there are losses or profits fall, holders of Shares may not receive dividends or dividends may be reduced and the value of their Shares may fall.

Every investment involves risk. These risks are heightened during periods of market volatility and economic downturn, such as that currently being experienced. Shares should be considered a long-term rather than a short-term investment. The price of Shares as quoted on ASX is volatile and moves up and down with market sentiment as well as with factors which are specific to the Company.

The price at which Shares trade on ASX may be higher or lower than historical prices. If investors decide to sell their Shares, the amount which may be received on the sale may be higher or lower than their present market price.

Many factors will affect the price of Shares. At any point in time these factors may include:

Company Factors

- the profitability of the Company;
- the profit outlook for the Company;
- the dividend policy of the Company;
- the level of franking of the Company's dividends;
- the credit ratings and strength of the balance sheet of the Company; and
- the performance and success of the Company's staff, management and Board and its policies and strategies.

External Factors

- movements in the general level of share prices on local and international share markets;
- the success of marketing and other strategies adopted by the Company, relative to its competitors' strategies;
- developments in the banking, investment banking, stockbroking and other industries generally;
- the economic outlook in Australia and internationally;
- changes in government fiscal, monetary and regulatory policies;
- turnover and volatility of financial markets in Australia and overseas; and
- changes in interest rates, inflation rates, exchange rates and commodity prices.

Such risks generally depend on factors over which Macquarie has no control and which cannot readily be foreseen, such as economic and political events and the supply of, and demand for, the relevant currencies, commodities, securities, assets and other property.

Please also refer below for discussion of the risks impacting on the Company's performance.

Neither Macquarie Group Limited nor any related body corporate of Macquarie Group Limited nor any of its officers guarantees the value of the Options or Shares, that the Share price will be above an Optionholder's Exercise Price during exercise periods, the performance of Shares, the repayment of capital or the payment of a particular return on Shares.

5.2 RISKS TO THE MGL GROUP'S FINANCIAL PERFORMANCE

Risk Factors

This section identifies a number of risks associated with Macquarie's financial performance and business. Investors should note that this list of risks is not exhaustive and that additional risks and uncertainties that Macquarie is unaware of, or deems immaterial, may become important factors that affect Macquarie or the performance of the Shares.

Investors should have regard to how an investment in the Shares fits into their overall investment portfolio. Diversification of investment portfolios overall can be used as part of portfolio risk management.

General business

The financial prospects of any entity are sensitive to the underlying characteristics of its business and the nature and extent of the commercial risks to which the entity is exposed. There are a number of risks faced by Macquarie, including those that encompass a broad range of economic and commercial risks, many of which are not within Macquarie's control. The performance of all of Macquarie's major businesses can be influenced by external market and regulatory conditions. If all or most of Macquarie's businesses were affected by adverse circumstances in the same period, overall earnings would suffer significantly. Macquarie's risk management framework incorporates active management and monitoring of risks including market, credit, equity, liquidity, operational, compliance, foreign exchange, legal and regulatory risks. These risks create the potential for Macquarie to suffer loss.

Market conditions and effect on Macquarie

Global credit market conditions are subject to periods of volatility which can negatively impact market liquidity, increase credit spreads and reduce funding availability.

Since the second half of 2007, global equity and debt markets have experienced difficult conditions and volatility. These challenging market conditions have resulted in less liquidity, greater volatility, declining asset prices, greater counterparty credit risk, widening of credit spreads and lack of price transparency in credit and other markets.

Market conditions have also led to the failure of a number of financial institutions and the intervention of government authorities and central banks around the world. There is no assurance that these initiatives will result in a sustained stabilisation of financial markets. The impact of the deterioration in market conditions has now spread to the wider global economy.

Macquarie relies on equity and debt markets for funding its business. Continued instability in these markets may impact Macquarie's ability to access funding, particularly the ability to issue long-term debt securities, to replace maturing liabilities in a timely manner and to access the funding necessary to grow its business. In addition, volatile markets may reduce the flow of transactions which may adversely impact Macquarie's financial performance.

Changes in investment markets, including changes in interest rates, exchange rates and returns from equity, listed and unlisted investment assets, property and other investments, will adversely affect the financial performance of Macquarie, for instance, through its ability to earn base and performance fees. In addition, Macquarie may be indirectly adversely affected by the negative performance of any Macquarie-managed fund as investors and lenders may associate Macquarie-managed funds with the Macquarie brand.

If poor market conditions continue, Macquarie may be required to hold its investment assets for longer, or sell these assets at a lower price than historically expected and this may impact Macquarie's rate of return on these assets and require funding for longer periods than anticipated. This may include situations where potential buyers of Macquarie's investment assets are unable to obtain financing to purchase assets that Macquarie currently holds or purchases.

Continuing capital market volatility may require Macquarie to make further writedowns of its funds management assets and other investments and loan impairment provisions. This would impact Macquarie's financial performance.

It is not possible to predict how long these market conditions will persist and what effect they will ultimately have on global economic conditions or on Macquarie's financial performance, business or strategy.

Investing in such highly volatile conditions implies a greater level of risk than an investment in a more stable market. In addition these conditions increase the possible adverse impact of other risks, including those referred to below

Liquidity risk

Liquidity risk is the risk that Macquarie may be unable to meet its financial commitments when they fall due which could arise due to mismatches in cash flows. Liquidity is essential to Macquarie's businesses. Liquidity could be impaired by an inability to access credit markets, an inability to sell assets or unforeseen outflows of cash or collateral. In difficult credit markets Macquarie may be forced to find alternative funding sources or fund its operations at a higher cost.

Macquarie's funding costs have increased since global credit markets deteriorated in August 2007. The future availability of term funding markets to market participants, including Macquarie, will be of critical importance.

In response to the current global economic crisis, in October 2008 the Australian government announced that it will guarantee certain deposits and wholesale term funding of eligible authorised deposit-taking institutions ("ADIs") (including MBL). The Australian Government guarantee has been utilised by MBL in raising debt funding for MBL and its controlled entities (the "Banking Group"). Only entities in the Banking Group can benefit from the Australian Government Guarantee. The Banking Group's funding eligibility may be adversely affected if the Australian Government amends or withdraws such guarantees.

While similar initiatives from governments around the world to guarantee the term funding of ADIs have been implemented, it is not yet clear that these will have a lasting effect, that they will remain in place into the future or what the effect of the withdrawal of such guarantees will have. If access to public bond markets over the medium term does not improve, and other existing avenues of term funding become unavailable, Macquarie may need to consider selling liquid assets or reducing its term or other assets.

Concerns, whether well founded or not, about, or default by, any large financial institutions could cause further, market-wide, liquidity problems which may adversely affect financial institutions such as Macquarie.

Market risk

Market risk is the exposure to adverse changes in the value of Macquarie's trading portfolios as a result of changes in market prices or volatility including risks arising from foreign exchange rates, interest rates, equities, commodities, derivatives (which are subject to settlement and other risk) and the correlation of market prices and rates within and across markets. A continuation of declines in global asset markets, including equity, property, and other asset markets, could adversely impact Macquarie's results of operations and financial condition. In addition, a decline in asset prices could negatively impact the fees Macquarie receives from funds that it manages and that invest in such assets. Furthermore, declining asset prices could adversely impact customers and the security Macquarie holds against loans which may impact Macquarie's result of operations due to default. These risks may impact the value of financial instruments and other financial assets that are carried at fair market value. These risks are heightened at present because of the current deterioration in financial markets and the wider economy. It remains unclear how long it will take for markets to stabilise.

Credit ratings risk

MGL is assigned credit ratings by various rating agencies. If one or more of these credit ratings were downgraded this could have the effect of increasing the cost of funds raised by the Macquarie Group from the financial markets, reducing the Macquarie Group's ability to access certain capital markets and/or adversely impacting the willingness of counterparties to deal with the Macquarie Group. A rating downgrade may also adversely impact the price of the Shares. A rating downgrade could be driven by the occurrence of one or more of the risk factors described in this Prospectus or by other events.

Competition risk

Macquarie faces significant competition from local and international competitors, which compete vigorously for participation in the various markets and sectors across which Macquarie operates. The effect of competitive market conditions may adversely impact the earnings and assets of the Macquarie Group.

Contagion risk

The commercial soundness of many financial institutions may be closely interrelated as a result of credit, trading, clearing or other relationships among the financial institutions. As a result and in light of recent significant volatility in the financial sector and the capital markets, concerns about, or a default by, one or more institutions could lead to market-wide liquidity problems, losses or defaults by other institutions.

Interest rate risk

Interest rate risk arises from a variety of sources including mismatches between the repricing periods of assets and liabilities. As a result of these mismatches, movements in interest rates can affect earnings or the value of Macquarie.

Equity risk

Risks, which may result in losses, arise on non-trading equity-like exposures, including:

- holdings in specialised funds managed by Macquarie Capital;
- principal exposures taken by Macquarie, including direct investments in entities external to Macquarie and seed assets for funds;
- property equity, including property trusts and direct property investments; and
- other equity, including lease residuals and investments in resource companies.

Credit risk

Credit risk is the risk of financial loss as a result of failure by a client or counterparty to meet its contractual obligations. Credit risk arises from both lending and trading activities.

Operational risk

The daily operations of Macquarie may result in financial loss, adverse regulatory consequences or reputational damage due t to a variety of operational risks including business decisions, technology risk (including business systems failure), fraud, compliance with legal and regulatory obligations, counterparty performance under outsourcing arrangements, business continuity planning, legal and litigation risk, data integrity risk, managing conflicts of interests and key person risk. Macquarie is reliant on the ability to hire and retain appropriately qualified staff. The availability of adequate insurance cover is important in order to mitigate the risks across Macquarie's business activities. Macquarie has adopted policies and procedures to control exposure to, and limit the extent of, these risks. While there are inherent limitations in any risk management control system and control breakdowns and system failures can occur, the development and maintenance of effective control systems should provide a solid foundation for risk management.

Reputation Risk

Macquarie is substantially dependent on its brand and reputation. If Macquarie suffers damage to its reputation, including damage to the brands used by Macquarie, for instance, as a result of a conflict of interest, this could reduce business volume as clients might be reluctant to do business with Macquarie due to their negative perceptions. This would adversely impact earnings.

Reverse counterparty risk

There is a risk that if market participants such as debt and equity holders or other counterparties believe, whether correctly or incorrectly, that an entity is in financial difficulty, the counterparties may withdraw their funding from that entity or otherwise cease dealing with it. This has the effect of causing the entity to experience financial difficulty through lack of funding options and decreased market confidence in it.

Regulatory and legal risks

Macquarie's business is subject to substantial regulatory and legal oversight. In particular, MGL, authorised as a non-operating holding company ("NOHC") of an ADI, is regulated by the Australian Prudential Regulatory Authority ("APRA"). Overall, members of the MGL Group are regulated by more than 100 regulatory bodies globally, including APRA, the Financial Services Authority in the United Kingdom and the Federal Reserve in the US.

Failure to comply with legal and regulatory requirements may have a material adverse effect on Macquarie and its reputation among customers, regulators and in the market.

Future regulatory and legal developments may also have a material adverse effect on Macquarie. Macquarie operates in a range of jurisdictions with different compliance regimes which are subject to change. It is likely that the current global financial crisis will lead to significant temporary and permanent changes in regulation of the markets in which Macquarie operates. These changes may limit Macquarie's ability to do business. In particular, any change in regulation to increase the requirements for capital adequacy could have an adverse affect on Macquarie's businesses.

In September 2008, ASIC banned short selling of securities in the Australian market. At the date of this Prospectus, the ban continues to apply to certain financial stocks including Shares. If ASIC decides to lift the current short-selling ban, it could have an adverse impact on Macquarie's share price.

Potential changes to the Australian and international regulatory environment may have a material adverse effect on Macquarie. These risks include changes to:

- accounting standards; and
- prudential regulatory requirements, including those administered by APRA.

Tax risk

Future tax developments or changes to tax laws may also have a material adverse effect on Macquarie. Macquarie operates in a range of jurisdictions with different tax regimes which are subject to change. Macquarie's after tax earnings may be impacted by changes to tax treatment of Macquarie or any of its controlled entities.

Changes in government policy

Macquarie may be affected by changes in government policy or legislation applying generally to companies in an industry of any jurisdiction in which Macquarie operates.

Changes in technology

Technology plays an increasingly important role in the delivery of financial services to customers in a cost effective manner. Macquarie's ability to compete effectively in the future will, in part, be driven by its ability to maintain an appropriate technology platform for the efficient delivery of its products and services.

New business risk

The operating strategy of Macquarie is driven by growth and diversification. A number of Macquarie's recent and planned business initiatives and expansions of existing businesses into new jurisdictions may bring Macquarie into contact, directly or indirectly, with individuals and entities that are new clients, with new asset classes and other new products or new markets. These business activities expose Macquarie to new and enhanced risks, including reputation risks arising from dealing with a range of new counterparties and investors along with these activities being exposed to the range of risks already outlined above.

Other risks

Macquarie's profitability is also subject to a number of other risks including political risk, risks from external events and strategic risks (including acquisitions). With respect to acquisitions, Macquarie may become subject to unknown liabilities of an acquired business, may not achieve expected synergies, cost savings or may otherwise incur losses. Macquarie may lose market share or customers, may face disruptions to operations and Macquarie's management time may be diverted to facilitate the integration of acquired businesses.

6. DESCRIPTION OF MACQUARIE GROUP LIMITED

On 13 November 2007 Macquarie Bank Limited implemented a restructure of Macquarie Bank Limited and its controlled entities, under which Macquarie Group Limited was established as the ultimate parent of Macquarie Bank Limited ("Restructure"). Macquarie Group Limited was admitted to the official list of the ASX on 5 November 2007. MQG is the official ASX listing code for Macquarie.

The following diagram illustrates the organisation structure of the Macquarie Group, current as at 30 April 2009:


Macquarie Group
Corporate Affairs Group
Macquarie Capital
Risk Management Group
Information Technology Group

6.1 MGL SHARE CAPITAL

As at 30 April 2009, the Company had on issue 283,459,984 Ordinary Shares and 52,194,353 Options over unissued Shares. All Options were exercisable into one Share per Option and were issued (with various exercise prices) pursuant to the Option Plan or pursuant to the terms of the Macquarie Bank Employee Share Option Plan.

Changes to the Company's issued capital and Options are normally reported monthly to ASX. If all Options over unissued Shares had been exercised as at 30 April 2009, the Shares issued on exercise would have represented approximately 15.6% of the then issued ordinary capital of the Company.

In November, 2007 Exchangeable shares were issued by a controlled entity as consideration for the acquisition of Orion Financial Inc. They are eligible to be exchanged 1:1 for shares in Macquarie Group Limited (subject to staff trading restrictions) and will pay dividends equal to the Macquarie Group Limited dividends during their legal life. The Exchangeable shares will expire in November 2017 and carry no Macquarie Group Limited voting rights. As at 30 April 2009, there were 1,428,600 Exchangeable shares on issue.

On 8 July 2008 6.0 million Macquarie Convertible Preference Securities (CPS) were issued at an issue price of $100 each. CPS are expected to pay investors, subject to the CPS terms, fixed rate, unfranked distributions. On 30 June 2013, the CPS may be mandatorily converted into Macquarie Group Limited ordinary shares (subject to certain conditions being satisfied) at a 1% discount to the then current share price or redeemed.

6.2 FINANCIAL INFORMATION

Prior to the Restructure, MGL was a dormant subsidiary of Macquarie Bank Limited. It has now become the parent of the Company. Hence, the most relevant historical financial information includes the MBL and MGL financial information.

The Company's consolidated financial statements for the year ended 31 March 2009 and comment on performance and outlook are contained in the Company's 2009 Annual Report. Further financial information concerning the Company is generally available as described in Section 7.1.

The Group's annual Basic Earnings Per Share (Basic EPS), for the last five years have been:

Year to 31 March	2005	2006	2007	2008	2009
Basic EPS	369.6*	400.3*	591.6*	670.6*	309.6*

* With the exception of of Basic EPS at 31 March 2005 the figures above have been based on the Australian standards adopted at each reporting date. The Basic EPS figures for the full year ended 31 March 2005, 31 March 2006 and 31 March 2007 are based on the reported results using the Australian Standards that are equivalent to International Financial Reporting Standards ("AIFRS") and their related pronouncements. Basic EPS at 31 March 2005 also includes 41.4 cents per share attributable to the one-off profit recognised on the formation of the Macquarie Goodman Group.

6.3 RIGHTS ATTACHING TO SHARES

The Shares carry the following rights, privileges and restrictions. Full details of the rights attaching to the Shares are set out in the Constitution of the Company.

General Meetings and Voting

Each holder of Shares is entitled to receive notice of, and to attend and vote at, general meetings of the Company and to receive all notices, accounts and other documents required to be furnished to shareholders under the Constitution, the Corporations Act or the Listing Rules.

Shareholders may attend in person or by proxy and vote on issues requiring a shareholders' resolution at general meetings. Such issues include the election of Directors and any changes to the Constitution of the Company. Notice is given to shareholders when those meetings are to be held and of the items of business to be considered. At a general meeting every holder of Shares present in person or by proxy or attorney has one vote on a show of hands and, on a poll, one vote per fully paid Share (and a proportion of a vote for shares partly paid, equal to the proportion the amount paid on the share bears to its total issue price).

Dividends

It is the Company's present policy to pay dividends twice yearly. Subject to the rights of holders of shares issued with any special or restricted rights, that portion of the profits of the Company which the Voting Directors may from time to time determine to distribute by way of a dividend, must be declared and paid on all of the shares of a particular class in respect of which the dividend is paid.

The Company has activated a Dividend Reinvestment Plan. Ordinary shareholders in the Company may elect to reinvest their dividends in new shares.

Annual Report

Shareholders have the opportunity to receive each year a copy of the Company's annual report, which provides a review of the MGL Group's performance as a whole during the previous financial year. The 2009 Annual Report is available on Macnet.

Winding Up

In the event that the Company were ever wound up, depositors and other creditors would be paid out first. Any surplus available would be distributed among shareholders in accordance with the Corporations Act.

Transfer

Subject to the Constitution of the Company, the Corporations Act, any other laws and the Listing Rules, Shares are transferable.

Variation of Rights

The rights attaching to shares of any class may be altered with the approval of a special resolution passed at a separate general meeting of the holders of shares of that class or with the written consent of the holders of at least three-quarters of the issued shares of that class.

Share Buy-Backs

The Company is entitled to purchase Shares in itself in accordance with the requirements of the Corporations Act.

6.4 TRADING IN MACQUARIE SHARES ON ASX

The following table provides a summary of the prices and volumes at which Shares in Macquarie have traded on ASX since July 2005.

Macquarie* – ASX Share Trading History Since July 2005

Period	Monthly Share Price ($) High	Low	Close	Monthly Volume (000s)
2005				
July	64.64	59.50	63.00	19,167
August	64.56	60.76	63.12	20,662
September	78.23	63.82	75.35	18,454
October	77.04	61.35	64.67	28,136
November	72.00	64.67	67.82	22,577
December	68.42	65.92	68.15	14,289
2006				
January	71.50	67.08	68.38	17,027
February	66.39	59.14	64.23	37,276
March	65.56	58.02	64.68	26,965
April	71.55	64.40	71.40	18,138
May	71.98	63.26	63.99	28,602
June	70.45	60.10	69.00	26,165
July	70.00	60.61	61.85	22,864
August	64.87	59.30	64.80	26,430
September	69.15	62.00	69.15	20,225
October	75.75	68.80	74.55	23,615
November	76.60	70.65	72.82	23,226
December	78.99	71.11	78.93	16,010
2007				
January	81.90	75.30	80.99	16,149
February	85.59	78.21	78.99	21,971
March	82.90	77.39	82.75	23,284
April	90.49	80.90	87.00	15,379
May	98.64	86.50	87.60	35,011
June	92.70	84.40	85.00	35,304
July	92.88	78.85	82.50	47,543
August	80.79	61.90	73.30	111,420
September	84.94	69.10	84.40	52,443
October	88.73	79.03	84.05	40,903
November	85.50	74.51	80.30	52,769
December	82.85	72.50	76.20	39,821
2008				
January	77.31	58.20	65.00	60,270
February	71.10	52.70	53.61	65,783
March	55.30	42.95	52.82	74,832
April	64.45	51.89	63.42	53,244
May	67.20	53.80	54.50	51,457

Macquarie* – ASX Share Trading History Since July 2005

Period	**Monthly Share Price ($)**			**Monthly Volume (000s)**
	High	**Low**	**Close**	
June	55.99	46.60	48.64	68,417
July	53.30	45.92	51.05	54,023
August	55.21	41.61	44.04	66,205
September	48.31	26.05	31.95	125,245
October	39.10	27.00	29.40	56,667
November	35.00	20.60	29.70	45,461
December	30.50	26.21	28.81	28,205
2009				
January	33.75	24.55	25.99	29,659
February	24.73	16.98	16.98	34,995
March	27.05	15.75	27.05	49,691
April	33.48	26.40	33.48	33,525

Source: ASX Limited

****This table refers to Macquarie Bank Limited Share prices until the restructure in 13 November 2007 and the price of the Macquarie Group Limited Shares from November 2007 to 30 April 2009.***

It should be noted that the price at which Shares will trade on ASX in future may not necessarily reflect the recent prices at which the Group's shares have traded and will depend on factors including those stated in section 5 above.

6.5 DIVIDEND POLICY

The Company's ordinary dividend policy is to distribute between 50% and 60% of after tax profits attributable to ordinary shareholders each year.

The Directors cannot give any assurances concerning future dividend policy, the extent of future dividends, or the franking of any such dividends as they are dependent on the future profits and the financial and taxation positions of the Company.

The distributions made by Macquarie to its ordinary shareholders over the last five years have been as follows:

Period	**Cash dividend (cents) per Share**	**Franking (per cent)**
2002/03 Interim	41	85
2002/03 Final	52	100
2002/03 Special	50	100
2003/04 Interim	52	90
2003/04 Final	70	90
2004/05 Interim	61	90

2004/05 Final	100	90
2004/05 Special	40	90
2005/06 Interim	90	90
2005/06 Final	125	100
2006/07 Interim	125	100
2006/07 Final	190	100
2007/08 Interim	145	100
2007/08 Final	200	100
2008/09 Interim	145	80

Macquarie Group Limited has resolved to pay a final dividend for the 2008/2009 financial year of $0.40 per ordinary share franked as to 60%, payable on 3 July 2009 to shareholders recorded on the register on 15 May 2009.

The future rate of franking is subject to the composition of income.

7. ADDITIONAL INFORMATION

7.1 NATURE OF PROSPECTUS AND AVAILABILITY OF INFORMATION

This Prospectus is intended to be read in conjunction with the publicly available information that is widely available in relation to the Company. Eligible Executives and their advisers should therefore also have regard to that publicly available information in relation to the Company before making a decision whether or not to accept the Offer of Options under this Prospectus.

The Company is a disclosing entity under the Corporations Act and is subject to regular reporting and disclosure obligations under the Corporations Act and the Listing Rules, including the preparation of annual reports and semi-annual reports. The most recent report is the Company's 2009 Annual Report. That report is available to each Eligible Executive on Macnet. For those without access to Macnet, copies of those documents are available by calling Investor Relations on (02) 8232 5006.

The Company is required to notify ASX of information about specified events and matters as they arise for the purposes of ASX making that information available to the stock market conducted by ASX. In particular, the Company has an obligation under the Listing Rules (subject to certain exceptions) to notify ASX immediately of any information of which it is or becomes aware concerning the Company, which a reasonable person would expect to have a material effect on the price or value of Shares. That information is available on the public file at ASX. A copy of any of these documents lodged by the Company with ASX may be obtained free of charge by calling (02) 8232 5006.

If Eligible Executives wish to obtain further information on the Company they can do so by contacting their financial advisers or by reviewing the public documents available at ASX.

In addition, copies of documents lodged in relation to the Company may be obtained from or inspected at any office of ASIC.

None of the information referred to in Section 7.1 above is incorporated by reference in this Prospectus or is issued with this Prospectus.

7.2 ADMISSION TO OFFICIAL LIST OF ASX

The Company was admitted to the Official List of ASX on 5 November 2007.

On 13 November 2007 MBL implemented a restructure of the MGL Group under which the Company was established as the ultimate parent of the MGL Group.

Several waivers from the Listing Rules have been granted to the Company relieving it from compliance with various Listing Rules. Copies of the waivers may be reviewed by referring to the public register of waivers available at ASX. The principal waivers that have been granted can be summarised as follows:

- Certain waivers to facilitate the operation of the Option Plan. As the Options are not quoted, various waivers relating to the administration of the Option Plan (principally concerning the lodgement of documents with ASX) have been granted.

- Confirmation has been obtained that the provisions of the Listing Rules applying to directors of the Company are applicable only to the Voting Directors of the Company.

7.3 INTERESTS

The Company has paid, or agreed to pay Ms Catherine Livingstone, a Voting Director of the Company, $3,000 in connection with her work on the due diligence committee for this Prospectus.

7.4 DOCUMENTS AVAILABLE FOR INSPECTION OR COPIES

The following Company documents are available for inspection during normal business hours at the principal office of the Company at 1 Martin Place, Sydney NSW 2000, care of the Company Secretary:

- Constitution;
- Annual reports for the last five financial years of Macquarie;
- Rules of the Macquarie Group Employee Share Option Plan; and
- Company staff trading rules.

In addition, a copy of the Company's 2009 Annual Report and any document lodged with ASX in respect of the Company's continuous disclosure obligations, since the date of the Company's half year report released in November 2008 may be obtained free of charge from Investor Relations on (02) 8232 5006.

Each of the Voting Directors of the Company has consented to the lodgement of this Prospectus with the Australian Securities and Investments Commission.

GLOSSARY

2009 Macquarie Group Annual Report	The 2009 annual report of MGL.
ADIs	Authorised deposit-taking institutions
Application Form	The pre-printed personalised application form in respect of Options the subject of the Offer accompanying this Prospectus.
APRA	Australian Prudential Regulatory Authority
ASIC	Australian Securities and Investments Commission.
Associated Company	means: (a) any company that is a related body corporate of the Company; or (b) any other entity where the Company or an Associated Company has a significant degree of influence on management or business decisions or a significant equity interest and which the Committee decides is an Associated Company for the purposes of the Plan.
Associated Company Employee	An Employee who is not a MGL Employee.
ASX	The Australian Securities Exchange, as operated by ASX Limited (ABN 98 008 624 691).
Board	The board of Voting Directors of the Company.
BCR	(Basic Cost Responsibility) represents the total fixed cost of an employee's employment to the Company. Any profit sharing bonus allocated to an employee is discretionary and does not form part of BCR.
Committee	Committee appointed by the Board for the purpose of managing and administering the Option Plan.
Company	Macquarie Group Limited (ABN 94 122 169 279).

Company Subsidiary	A company is a Company Subsidiary if: (a) The Company controls the composition of that company's board; or (b) The Company is in a position to cast, or control the casting of, more than one half of the maximum number of votes that might be cast at a general meeting of that company; or (c) The Company holds more than one-half of the issued share capital of that company (excluding any part of that issued share capital that carries no right to participate beyond a specified amount in a distribution of either profits or capital); or that company is a subsidiary of a subsidiary of the Company under any of paragraphs (a) to (c).
Constitution	The Constitution of the Company.
Consultant	A consultant to the MGL Group or an Associated Company, or a person to whom an offer of employment as a consultant to the MGL Group or an Associated Company has been made.
Controlled Company	In relation to an Executive, a body corporate in respect of which one or more of the following applies: (a) the Executive holds more than one-half of the issued share capital; (b) the Executive is in a position to cast, or control (directly or indirectly) the casting of, more than one-half of the maximum number of votes that might be cast at a general meeting of that body corporate; and (c) the Executive controls the composition of the board of directors, committee of management, council or other governing authority.
Corporations Act	Corporations Act 2001 (Cwlth).
DESOP	The Rules of the Plan imposing a Six-Month Non-Disposal Period and other restrictions in relation to shares resulting from the exercise of Options referred to as the "Deferred Exercise Share Option Plan".
DESOP Participant	A holder of Shares under the DESOP resulting from the exercise of Options.
DESOP Power of Attorney	The DESOP power of attorney authorising the Plan Company and its officers to acquire, dispose of or to otherwise deal with Shares under the DESOP on behalf of the DESOP Participant.
Eligible Executive	An Executive who has been invited to participate in the Option Plan.
Employee	An employee of the Company or an Associated Company.

Employment Event	in respect of any Option, an event that occurs affecting the basis of employment or engagement of the Optionholder as specified in section 2.4.2 of this Prospectus.
Executive	An Associate Director, Division Director or Executive Director, or alternatively titled equivalent, of the MGL Group or an Associated Company, a person to whom an offer of employment as an Associate Director, Division Director or Executive Director, or alternatively titled equivalent, of the MGL Group or an Associated Company has been made or a Consultant.
Executive Committee	The Company's Executive Committee.
Exercise Price	The exercise price of an Option as specified on the Application Form.
Expiry Date	The expiry date of an Option as set out in the Application Form, normally the fifth anniversary of the date of grant of an Option.
Listing Rules	The ASX Listing Rules.
Macnet	The Company's staff information distribution computer network.
Macquarie	MGL and related bodies corporate.
the Macquarie Group	MGL and related bodies corporate.
Macquarie Group Superannuation Fund	The Macquarie Group Superannuation Fund is an employer-sponsored accumulation plan which allows for both employer and employee contributions.
Macnet	The Company's staff information distribution computer network.
MBL	Macquarie Bank Limited (ABN 46 008 583 542).
MGL	Macquarie Group Limited (ABN 94 122 169 279).
MGL Employee	MGL Employee means an Employee who is: (a) an employee of the Company or an employee of a Company Subsidiary to whom the Company or the Company Subsidiary must pay salary, wages, commission, bonus or allowances from which the Company or the Company Subsidiary is required to withhold PAYG Withholding payments or amounts; or (b) a director of the Company or a director of a Company Subsidiary or a person who performs the duties of a director of the Company or of a Company Subsidiary to whom remuneration is paid by the Company or Company Subsidiary from which the Company or the Company Subsidiary is required to withhold PAYG Withholding payments or amounts.

MGL Group	MGL and related bodies corporate.
MGL Group Head	An employee of Macquarie Group Limited designated by Macquarie Group Limited as having the title "Group Head".
Mid Year Options	Options granted on promotion or as part of annual remuneration reviews.
New Starter Options	Options granted to new Executives.
Non-Disposal Period	In respect of a Share held by a DESOP Participant, the period of six months from the date on which those Shares are issued to the DESOP Participant or such other period as stated in the Application Form.
Offer(s)	The offer(s) to an Eligible Executive(s) of Options pursuant to this Prospectus.
Official Quotation	The granting of Official Quotation by ASX to securities issued by the Company, The Company having been admitted to the Official List of ASX.
Option Exercise Form	The form which must be submitted when the Optionholder intends to exercise their Options.
Option Plan	The Macquarie Group Employee Share Option Plan approved by the Board in August 2007, as amended.
Option(s)	Option(s) over unissued Shares granted under the Option Plan.
Optionholder	An Executive or a Controlled Company of an Executive or a Permitted Trustee of an Executive, granted Options, which have not lapsed.
PAYG Withholding payment	A payment from which an amount must be withheld under Subdivision 12-B of Schedule 1 to the Taxation Administration Act 1953 (Cwlth).
Permitted Trustee	An entity approved by the Committee to hold an Option on trust for a Participant from time to time.
Plan Company	The entity appointed by the Company to act as the Plan Company under the Rules from time to time.
Restrictions	The restrictions on dealing with Shares held under the DESOP as set out in clause 11 of the Rules (other than the Non-Disposal Period) and summarised in this Prospectus.

Restructure	The restructure of the Macquarie Bank group under which MGL became the ultimate parent of the group.
Retirement	Retirement from or otherwise leaving the relevant industry as determined at the absolute discretion of the Committee.
Rules	The rules of the Option Plan.
Share(s)	Fully paid ordinary share(s) in the capital of MGL.
Tax Act	The Income Tax Assessment Act 1936 (Cwlth) or the Income Tax Assessment Act 1997 (Cwlth).
Vesting Period	The period over which an Option vests as specified on the Application Form.

OPTION APPLICATION INSTRUCTIONS

Eligible Executives wishing to participate in the Offer should:

(a) sign, date and arrange for another person to witness the personalised Application Form; and

(b) deliver their completed Application Form to Company Secretarial, 1 Martin Place, Sydney, NSW by the Company's internal mail or in person, so as to be received no later than 4.00 pm Sydney time on the date specified in the Application Form.

Each individual Application Form has been pre-printed with the Eligible Executive's full name, the number of Options being offered, the Exercise Price and Vesting Period of these Options and any applicable Exercise Conditions.

Eligible Executives who wish to nominate a Controlled Company of theirs to be the Optionholder should contact Company Secretarial with the relevant details well before the closing date so that the necessary Application Form can be prepared and executed before the closing date.

LATE APPLICATIONS MAY NOT BE ACCEPTED

MACQUARIE GROUP LIMITED DIRECTORY

PRINCIPAL OFFICE:
No. 1 Martin Place
Sydney NSW 2000

REGISTERED OFFICE:
Level 7, No. 1 Martin Place
Sydney NSW 2000

VOTING DIRECTORS:
D S Clarke AO
N W Moore
L G Cox AO (until 29 July 2009)
P M Kirby
C B Livingstone AO
H K McCann AM
J R Niland AC
H M Nugent AO
P H Warne

COMPANY SECRETARIES:
D Leong
N Donnelly
P Walsh

FREQUENTLY ASKED QUESTIONS

WHO IS ELIGIBLE TO BE GRANTED OPTIONS?

Participation in the Option Plan is currently limited to Associate Directors, Division Directors and Executive Directors of, or Consultants to, the MGL Group and Associated Companies. Participation is entirely at the discretion of the Board (and/or the Executive Committee to whom certain administrative powers have been delegated).

HOW DO I KNOW HOW MANY OPTIONS I AM BEING OFFERED?

The number of Options being offered to you and the Exercise Price of those Options is set out in the personalised Application Form that accompanies the Prospectus provided to you.

HOW MUCH WILL IT COST TO BE GRANTED OPTIONS?

No consideration is payable for the grant of Options. However, any applicable employment taxes and on-costs may be charged to the Eligible Executive's BCR (Basic Cost Responsibility). For further information, see section 4.8 of the Prospectus.

WHAT VOTING AND DIVIDEND RIGHTS ATTACH TO THE OPTIONS?

The Options carry no voting or dividend rights.

WHEN DO OPTIONS VEST?

Each allocation of Mid Year Options will normally vest progressively over four years on 1 July two, three and four years after the allocation of the options.

Each allocation of New Starter Options will normally vest progressively over four years as follows:

(a) as to one third of the Options, on the second anniversary of the date of commencement of relevant employment or consultancy;

(b) as to another one third of the Options, on the third anniversary of the date of commencement of relevant employment or consultancy; and

(c) as to the remaining one third of the Options, on the fourth anniversary of the date of commencement of relevant employment or consultancy.

WHEN DO OPTIONS LAPSE?

Unexercised Options, which have not otherwise lapsed, normally expire after the fifth anniversary of the date of grant ("Expiry Date"). When an Eligible Executive leaves the employment of the MGL Group or an Associated Company, unvested Options will generally lapse immediately and vested Options will also lapse after six months. Options also lapse in certain other situations. For further details see sections 2.4 and 2.5 of the Prospectus.

HOW IS THE EXERCISE PRICE CALCULATED?

For New Starter Options, the Exercise Price will normally be the weighted average price of Shares traded on ASX during the one week up to and including the date of grant of the Options (adjusted for cum-dividend trading and excluding certain special trades). For Mid Year Options, the Exercise Price will normally be the weighted average price of Shares traded on ASX during the one week up to and including 15 August or, if 15 August is not a business day in New South Wales, the next business day following that day (adjusted for cum-dividend trading and excluding certain special trades).

The Exercise Price is set out in the personalised Application Form that accompanies the Prospectus provided to you.

WHEN CAN OPTIONS BE EXERCISED?

Once vested, each Option is exercisable into one fully paid ordinary share in the Company (subject to adjustment over time for bonus issues and similar events described in section 2.11 of the Prospectus), which will be the same as all other Shares then on issue.

Exercise of Options is subject to the Company's staff trading rules.

Under the current staff trading rules, Options may generally only be exercised:
(a) from the ex-dividend date for the Company's Shares in May/June until the end of August; and
(b) from the ex-dividend date for the Company's Shares in November/December until the end of February.

The Rules set out other periods during which Options may be exercised. Please refer to the Rules for further details.

Further, Options granted to UK residents and to Executive Directors of the Company are subject to certain exercise conditions which must be met before exercise is allowed. See sections 2.7 and 2.9 of the Prospectus for further details. Options granted to US residents and the Shares resulting from the exercise of those Options are subject to transfer restrictions. See section 2.8 of the Prospectus for further details. Options granted to residents in jurisdictions other than Australia may also be subject to further exercise conditions, as set out on the personalised Application Form accompanying the Prospectus.

Dealing in Shares acquired on the exercise of Options is also subject to the Company's Personal Dealing Policy. The current policy is that there are three staff trading periods per year during which staff may buy or sell Shares, each of approximately three to five weeks duration following the announcements of the Company's interim and final results and after the Company's shareholder annual general meeting.

An Option Exercise Form must be completed, signed by the Optionholder and returned to the address on the Option Exercise Form at the time the Optionholder elects to exercise their Options.

CAN OPTIONS BE ASSIGNED OR CHARGED?

Options granted may not be assigned or charged. However, an Executive will be free to deal with any Shares acquired on the exercise of any Options, subject to the Deferred Exercise Share Option Plan or DESOP provisions described in Section 3 of the Prospectus, any exercise conditions set out on the personalised Application Form accompanying this Prospectus and other Company restrictions, for example, staff trading rules.

CAN OPTIONS BE SOLD?

The transfer of Options under an approved Sale of Options facility may be permitted from time to time. This may allow an Optionholder to transfer vested unexercised Options which have met any applicable exercise conditions to an approved third party. See section 2.13.3 of the Prospectus for further details. Please refer to Macnet or contact the Company Secretarial Division for details of any current sale of Options facility.

IN WHAT NAME CAN OPTIONS BE ACQUIRED?

Options will only be granted to an Eligible Executive, a Controlled Company of the Eligible Executive or a Permitted Trustee of the Eligible Executive. The Options will not be granted to or registered in the name of any other entity. Eligible Executives who are not resident in Australia may be restricted from acquiring Options in other than their own name.

WHAT EXERCISE CONDITIONS ARE ATTACHED TO THE OPTIONS?

Options granted to Executive Directors are subject to additional exercise conditions which must be met before exercise is allowed. If applicable, refer to your personalised Application Form. The following is a summary of the exercise conditions that will normally apply:

- Options granted to Executive Directors who are not Executive Voting Directors or members of the Executive Committee at the time of grant, may be exercised once vested and if, at the end of the calendar quarter immediately preceding vesting, the average annual return on ordinary equity for the three previous financial years of the Company (or, for financial years ending before 13 November 2007, MBL) is above the 50th percentile of the corresponding figures for all companies in the then S&P/ASX 100 Index.

- Executive Directors who are Executive Voting Directors or members of the Executive Committee at the time of grant may exercise vested Options if, at the end of the calendar quarter immediately preceding vesting, the average annual return on ordinary equity for the three previous financial years of the Company (or, for financial years ending before 13 November 2007, MBL) is above the 65th percentile of the corresponding figures for all companies in the then S&P/ASX 100 Index.

The condition will be examined quarterly by the Company. Options which have vested, but the condition was not satisfied at the end of the calendar quarter immediately preceding vesting, will no longer be exercisable.

Options granted to residents in jurisdictions other than Australia may also be subject to further exercise conditions.

All exercise conditions applicable to your options are set out on the personalised Application Form accompanying the Prospectus.

WHAT ARE THE TAXATION IMPLICATIONS ASSOCIATED WITH OPTIONS?

The taxation implications of Options are complicated. Further details are set out in section 5 of the Prospectus. For further information, please contact the Taxation Division on (02) 8237 8632 or (02) 8237 5687, or contact your independent taxation adviser.

WHAT TAX INFORMATION WILL BE REPORTED?

In certain countries the Company or a Company Subsidiary is required to report to the local revenue authority details of Options granted to Eligible Executives and Options exercised by Eligible Executives. In addition, in certain countries the Company or a Company Subsidiary is required to withhold tax from any gain made on the Options. Any tax withholding will be calculated at the time of Exercise or Sale of the Options.

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

MACQUARIE

ASX/Media Release

TRADING HALT

SYDNEY, 30 April 2009 – Macquarie Group Chief Financial Officer, Mr Greg Ward said today the Group has called a trading halt because it is contemplating a capital raising. The Group is unable to provide any further details at this stage due to regulatory restrictions.

For further information, please contact:

Stuart Green, Investor Relations Tel: +612 8232 8845
Macquarie Group

Lisa Jamieson, Media Relations Tel: +612 8232 6016
Macquarie Group

THIS RELEASE DOES NOT CONSTITUTE AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES. SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS THEY ARE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE. ANY SECURITIES OFFERED AND SOLD IN THE CAPITAL RAISING WILL NOT BE REGISTERED UNDER THE SECURITIES ACT.

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

MACQUARIE

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO U.S. PERSONS

ASX/Media Release

MACQUARIE GROUP PRICES SUCCESSFUL A$540 MILLION CAPITAL RAISING

1 May 2009 - Macquarie Group Chief Financial Officer, Mr. Greg Ward, said the Group had successfully priced an A$540 million capital raising in the domestic and international capital markets today.

The institutional private placement, by way of a fixed bookbuild, will result in the issue of 20 million additional ordinary shares at A$27.00 per ordinary share. The placement shares will rank pari-passu with existing ordinary shares and will participate in the 2009 final dividend to be paid on 3 July 2009. The price reflects a 13.2% discount to the 5 day volume weighted average price (VWAP). The issue of the placement shares will not require shareholder approval.

Mr. Ward said the Group's private placement, in conjunction with other announced capital initiatives (subject to shareholder approval), will provide Macquarie Group with an expected $A4.1 billion buffer of capital in excess of the Group's minimum capital requirements.

"The issue received strong support from existing and new local and international investors and was significantly oversubscribed," Mr. Ward said.

"It was pleasing that the vast majority of our institutional shareholders have participated in the issue, underlining their continued support" Mr. Ward said.

Mr Ward said that the additional capital raised would further enhance Macquarie's strong capital position and provide flexibility to continue to take advantage of current and future market opportunities.

Settlement is scheduled to take place on Thursday 7 May 2009 and the shares are scheduled to commence trading on a cum dividend basis on Friday 8 May 2009.

Mr. Ward also announced that all eligible Macquarie ordinary shareholders will have an opportunity to participate in a capital raising by way of a share purchase plan (SPP). The SPP will provide eligible Macquarie shareholders with the opportunity to invest up to approximately A$15,000 (subject to discretionary scale-back) in Macquarie's ordinary shares at the lower of:

a. $26.60 per share which is the institutional issue price under the placement adjusted for the 2009 final dividend of $0.40 per share; and
b. a 5% discount to the VWAP of Macquarie ordinary shares during the 5 business days before the closing date for applications,

in either case, without brokerage or other transaction costs.

Holders of the Macquarie's ordinary shares who are registered as at 7.00 pm (AEST) on 30 April 2009 and whose addresses (as recorded in Macquarie's register of members) are in Australia or New Zealand will generally be eligible to participate in the SPP. However, investors who hold their shares via Australian or New Zealand nominees but are not themselves residents of Australia or New Zealand may not be eligible to participate in the SPP. In particular, US residents will not be eligible to participate. Application forms will be mailed to eligible Australian and New Zealand Macquarie ordinary share holders on or around 11 May 2009 and the closing date for applications is expected to be on or around 29 May 2009. The SPP offer will be non-renounceable and shares issued under the SPP are expected to be allotted on or around 5 June 2009.

Contacts:

Investor Relations
Stuart Green
+612 8232 8845

Media
Lisa Jamieson
+612 8232 6016

[Attachment: Placement Presentation]

MACQUARIE

Macquarie Group Limited

Potential Capital Raising Presentation



1 May 2009

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO US PERSONS

Nicholas Moore, Managing Director and Chief Executive Officer
Greg Ward, Chief Financial Officer

MACQUARIE

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO US PERSONS

Important Notice and Disclaimer

All information contained in this document (the "Information") is confidential and provided to you solely for your own information in connection with a proposed placement ("Offer") of shares in Macquarie Group Limited ("Macquarie"). This document is provided to you on the condition that you will hold the Information in strict confidence and keep it secret, and not reproduce, disclose or distribute the Information to any third party in whole or in part without the prior written consent of Macquarie. If you are not the intended recipient of the Information, please notify Macquarie immediately and destroy all copies of this document, whether held in electronic or printed form or otherwise.

The Information is being provided to you as, and by receiving this document you represent and warrant that you are:(a) if you are in Australia, a professional investor or sophisticated investor (as those terms are defined in s708 of the Corporations Act 2001 (with) (the "Corporations Act")); or (b) if you are outside Australia, a person to whom an invitation or offer to subscribe for shares in Macquarie and any issue of such shares is permitted by the laws of the jurisdiction in which you are situated without the need for any registration, lodgment or other formality.

Despite anything stated in this notice or elsewhere in the Information, none of the Information (whether considered separately or together) constitutes an offer, invitation, solicitation, advice or recommendation with respect to the issue, purchase or sale of any shares in Macquarie. The Information does not purport to contain all the information that the recipient may require to evaluate a possible acquisition of shares in Macquarie and does not take into account the investment objectives, financial situation or needs of any particular investor. The recipient should conduct its own independent review, investigation and analysis of Macquarie and obtain any professional advice they require to evaluate the merits and risks of an investment in Macquarie, before making any investment decision based on their investment objectives.

Certain statements contained in this presentation may constitute statements about future matters and forward-looking statements. These forward-looking statements speak only as of the date of this presentation. The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Macquarie's actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Neither Macquarie, nor any other person, gives any representation, warranty, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this presentation will actually occur. In particular, such forward-looking statements are, by their nature, subject to significant uncertainties and contingencies, many of which are outside the control of Macquarie.

This document has been prepared by Macquarie based on information available to it. All Information in this document is believed to be reliable but none of Macquarie, its related bodies corporate (as defined in the Corporations Act), nor any of their respective directors, officers, employees, advisers or representatives (together, the "Beneficiaries") make any representation or warranty, express or implied, as to the fairness, accuracy, completeness or correctness of the Information (including the accuracy, likelihood of achievement or reasonableness of any forecast returns, yields, future income or other statements in relation to future matters). Nothing contained in this document is, or shall be relied upon, as a promise or representation by Macquarie or any other Beneficiary, whether as to the past, present or future.

To the maximum extent permitted by law, the Beneficiaries shall have no liability whatsoever for any loss or liability of any kind arising in respect of the information contained, or not being contained, in this document.

No action has been taken to register securities of Macquarie or otherwise permit a public offering of the securities in any jurisdiction. The securities to be offered and sold in the Offer have not been and will not be registered under the US Securities Act of 1933 (the "Securities Act"). This document does not constitute an offer of securities for sale, or a solicitation of an offer to buy securities, in the United States or to, or for the account or benefit of, any US person (as defined in Regulation S under the Securities Act)("US Person"). Securities may not be offered or sold in the United States or to, or for the account or benefit of, US Persons absent registration under the Securities Act or an exemption from registration therefrom. The distribution of this document outside Australia may be restricted by law. In particular, this document or any copy of it must not be taken into or distributed in the United States or distributed to any US person as defined in the Securities Act. Persons who come into possession of this document should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

By receiving this document, you agree to the foregoing restrictions

MACQUARIE

Key details of offer

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO US PERSONS

Key details	
Issuer	Macquarie Group Limited
Offer size	$A540m institutional placement
Other capital initiatives	▪$A500m share issue to Employee Share Trust subject to shareholder approval at the AGM in July 2009 ▪Share purchase plan of ordinary share capital
Percentage of equity capitalisation	7%
Placement price	$27 per share (13.2% discount to 5 day VWAP) includes final dividend of $A0.40 per share franked to 60%
Timing	1 day trading halt Books open – 10:00am, Friday 1 May Books close – 5:00pm, Friday 1 May Trade date – Monday 4 May 2009 Shares recommence trading – Monday 4 May 2009 Placement settlement date – Thursday 7 May 2009
Joint lead managers	Macquarie Capital Advisers, Credit Suisse and Goldman Sachs JBWere
Co-lead manager	CLSA, RBS Equity Capital Markets

Continued profitability in a testing year

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- Profit of $A871m (in line with guidance provided at Feb 09 Operational Briefing), down 52% on pcp
  - 2H09 profit $A267m vs 1H09 profit $A604m
- Operating income before write-downs, impairments, equity accounted losses and other one-off items[1] $A7.6b, down 14% on pcp (in line with guidance provided at Feb 09 Operational Briefing)
  - 2H09 $A3.5b vs 1H09 $A4.1b
- Results marked by a significant number of one-off items resulting from volatile markets:
  - Write-downs of $A2.5b for the full year[2]
    - 2H09 charges of $A1.4b vs 1H09 charges of $A1.1b
    - Write-downs stem from continued deterioration of markets and provisions on investments held for long-term investor alignment
  - Gain of $A197m on financing acquisition of MIPS and $A274m unrealised gain relating to fair value adjustments of issued fixed rate subordinated debt
  - Very low income tax expense
- Total operating income after one-off items $A5.5b, down 33% on pcp
- Employment expenses down $A1.8b or 44% on pcp
- Final dividend of $A0.40 per share franked to 60%, total dividend for FY09 is $A1.85 per share, down 46% on pcp

1. This represents operating income before write-downs, impairment charges, equity accounted losses, provisions and one-off items of income including the profit on the purchase of the MIPS and the fair value adjustment of fixed rate issued debt relating to changes in the market price of Macquarie's credit spreads. 2. Write-downs include impairment charges on loans and equity investments, equity accounted losses and other charges for provisions

Strong funding and balance sheet position

MACQUARIE

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO US PERSONS

- **Cash and liquid assets** of $A30.3b ($A20.8b Mar 08) significantly exceed short-term wholesale issued paper of $A7.7b ($A19.8b Mar 08)
- **Funded balance sheet well matched**
- **Total deposits increased from $A13.2b at Mar 08 to $A18.8b at Mar 09**, with retail deposit growth particularly strong
- **Term funding raised** since 31 Mar 08 of $A21.5b
- **Balance sheet initiatives** totalling $A15b completed
- **Capital of $A10.2b**, $A3.1b in excess of the Group's minimum capital requirement. MBL Banking Group capital ratios: Tier 1 - 11.4%; Total Capital - 14.4%
  - — prior to completion of stated capital raising initiatives

Consistently strong capital base

MACQUARIE

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO US PERSONS

- Well capitalised – surplus over minimum regulatory requirements of $A3.1b
- Increased regulatory capital by approximately $A5.4b over the past three years
  - — Majority of capital raised before global financial crisis - $A3.6b[1]



$Ab
CPS
MIS
MIPS 3
Core equity
$A4.8b
$A7.2b
$A9.3b
$A10.2b
12
10
8
6
4
2
0
2006
2007
2008
2009

Pre-restructure: Tier 1 regulatory capital (Basel I) | Post-restructure: Eligible regulatory capital (Basel II)

Increases in capital since 1 Apr 06	$Ab
Retained earnings[2]	1.8
Capital generation from DRP, option exercise and share purchase plans	1.5
Equity capital raising in May 06	0.7
Equity capital raising in May 07	0.8
Hybrid capital raising in Jul 08	0.6
Total increase in capital	**5.4**

1. From 1 Apr 06 to 31 Jul 07 . 2. Represents movement in regulatory retained earnings (net of dividends paid) from 1 Apr 06 to 31 Mar 09. 3. MIPS shown net of amounts held by Macquarie related entities

Regulatory capital strong

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO US PERSONS

Proforma[1] Macquarie Group Limited – Regulatory Capital Position (Mar 09)



•Minimum Regulatory Capital
•Requirement
•Buffer for Volatility, Growth and
•Strategic Flexibility
•Regulatory Capital Position
•as at 31 March 2009
•0
•1
•2
•3
•4
•5
•6
•7
•8
•9
•10
•11
•$Ab
Capital Surplus
Banking Group
Non-Banking Group
Proposed Capital Initiatives ($A1b)

- $A4.1b expected buffer of capital in excess of the Group's minimum capital requirements

1. Inclusive of approx $A1b of new ordinary capital from a combination of institutional placement, proposed issue to Employee Share Trust and share purchase plan of ordinary share capital

Equity raising – further strengthening Macquarie's capital position

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO US PERSONS

- Further enhances Macquarie's strong capital position
  - Together with shares to be issued to Employee Share Trust (subject to shareholder approval at AGM on 29 July 09), increases the surplus regulatory capital to $A4.1b
- Additional capital provides flexibility to continue to take advantage of current and future market opportunities
  - e.g. Constellation Energy's downstream natural gas trading operations
- Ensures Macquarie continues to be well positioned within global markets
- Placement and share purchase plan give shareholders the ability to participate in share offering alongside staff if the shares to be issued to the Employee Share Trust are approved at AGM on 29 Jul 09

Proposed changes to remuneration arrangements

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO US PERSONS

- Macquarie's remuneration approach aims to:
  - align the interests of staff with shareholders; and
  - attract and retain quality staff
- Remuneration arrangements refined in light of global remuneration and regulatory trends
- Proposed changes remain consistent with Macquarie's long-standing approach
- Proposals expand on modifications made in 2008 which included an increase in the portion of performance based profit share deferred and allocated as equity for the CEO and other members of the Group's Executive Committee
- Key proposed changes announced during FY09 include:
  - For Executive Directors (EDs), profit share paid out in cash will be reduced and the percentage of retained profit share will be increased with retained profit share fully invested in a combination of fully paid ordinary Macquarie shares and Macquarie-managed fund equity
  - For EDs the vesting and payout schedule for retained profit share has been changed to 3-7 years
  - Amend payout of unvested retained profit share for departing EDs to include clawback provisions
  - Transitional arrangement that will align the old and new schemes
  - For all staff other than EDs, any retained profit share will be delivered in future in fully paid ordinary Macquarie shares
  - New share options granted will be substantially reduced, restricted to CEO and Executive Committee members, resulting in a reduction in the share options expense over time
  - If approved by shareholders, currently estimated that approx $A500m of primarily prior years' and some current year retained profit will be applied to the grant of fully paid ordinary Macquarie shares. These will be provided via the issue of new shares, priced at VWAP[1] from 4 May 09 to 29 Jul 09
- Proposed changes to apply to remuneration for current year as well as future years
- Shareholder approval to be sought at July AGM
- Aim to deliver best outcome for Macquarie and shareholders

1. VWAP: Volume Weighted Average Price

Macquarie model – focus over the medium term

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO US PERSONS

- Client driven business
  - Main business focus is providing products and services to clients
  - Trading businesses focussed on client transactions
  - Minimal proprietary trading
- Alignment of interests with shareholders, investors, staff
  - Alignment through co-investment by Macquarie Group and staff
  - Performance driven remuneration
- Conservative approach to risk management
  - Conservative capital and funding profiles
  - Apply a stress test approach to all risk types, examining the consequences of worst case outcomes and gaining confidence they can be tolerated
  - Determine aggregate risk appetite by assessing risk relative to earnings more than by reference to capital
- Incremental growth and evolution
  - Significant portion of profit comes from businesses that did not exist five years ago but grow from areas of real expertise
  - Business initiatives driven from within the Operating Groups which are closest to markets and clients
- Diversified by business and geography
- An ability to adapt to change

Macquarie model – focus over the medium term

2004-2009

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO US PERSONS

Operating income



2004
$A2.8b
Original businesses (37%)
Organic growth (23%)
2009
New businesses (40%)
$A7.6b[1]

40% of FY09 operating income[1] comes from businesses that did not exist 5 years ago

1. Represents operating income before loan provisions, impairment charges, equity accounted losses and one-off items of income.

Outlook

MACQUARIE

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO US PERSONS

- Market conditions likely to remain challenging, making short-term forecasting extremely difficult
- We continue to maintain a cautious stance with a conservative approach to funding and capital
- FY10 trading likely to be characterised by:
  - Income statement:
    - fewer one off items (e.g. write-downs and provisions)
    - higher compensation ratio to be consistent with historic levels
    - increased effective tax rate to be consistent with historic levels
    - lower earnings on capital reflecting lower global interest rates
    - higher cost of funding inclusive of approx $A200m for Australian government guarantee
  - Balance sheet:
    - decrease in cash balances as funds deployed across the businesses
    - maintain equity investments at or below existing levels
    - lower investment levels in listed funds
- Strong balance sheet, strong team and market conditions provide opportunities for medium term growth, building upon
  - Strength, diversification and global reach of our businesses
  - Ongoing organic growth initiatives and incremental acquisitions
  - Effective risk management

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

Document furnished to United States Securities and Exchange Commission by Macquarie Group Limited

File Number: 082-35128

RECEIVED
2009 MAY 18 A 2:

MACQUARIE

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO U.S. PERSONS

ASX Release

MACQUARIE GROUP PROVIDES FURTHER INFORMATION ON SHARE PURCHASE PLAN

4 May 2009 – Macquarie Group Limited ("Macquarie") today provides further information on its Share Purchase Plan ("SPP"), following its announcement on 1 May 2009 of the pricing of its successful $A540 million capital raising:

- The shares issued under the SPP will be fully paid ordinary shares in Macquarie Group Limited which will rank pari passu with existing ordinary shares except that they will not participate in the 2009 final dividend to be paid on 3 July 2009.
- Shares will be issued under the SPP at the lower of:
    - $A26.60 per share, which is the price of shares issued under the successful $A540 million placement to institutional investors ("Placement") announced on 1 May 2009 adjusted for the final dividend of $0.40 per share; or
    - a 5% discount to the volume weighted average price ("VWAP") of Macquarie ordinary shares during the 5 business days before the closing date for applications.
- The purpose of the SPP is to provide eligible shareholders with the opportunity to invest in Macquarie shares at the institutional issue price under the Placement (or, if lower, the VWAP), without brokerage or other transaction costs. The additional capital raised under the Placement and the SPP will be used to further enhance Macquarie's strong capital position and provide flexibility to continue to take advantage of current and future market opportunities.

- The principal terms of the SPP are:
  (a) Eligible shareholders may choose from four levels of participation: shares at a maximum cost of A$15,000; shares at a maximum cost of A$10,000; shares at a maximum cost of A$5,000; or shares at a maximum cost of A$2,500 (with each case subject to the price per share specified above and to rounding and any scaleback).
  (b) Registered holders of fully paid ordinary shares of Macquarie at 7:00 pm (Sydney time) on 30 April 2009 with a registered address in either Australia or New Zealand will be eligible to participate in the SPP.
  (c) If a shareholder is expressly recorded in the register as holding shares on account of another person then that person will be treated as an eligible shareholder for the purposes of the SPP and may make an application through the shareholder to participate in the SPP. Otherwise, for regulatory reasons, the level of participation for trustee and nominee shareholders will be capped at the level of participation open to individual shareholders.
  (d) Macquarie has absolute discretion as to the amount raised through the SPP, including reserving the right to scale back. Any scale back will be on a pro rata basis based on applications.
- The maximum number of shares that may be issued under the SPP will be determined by the price at which the shares are issued (as specified above) and the aggregate participation level of all eligible shareholders who participate in the SPP. The maximum issue price is $26.60 (the minimum issue price will be the lower of this amount and the VWAP). The maximum participation level is $15,000 and we estimate the number of eligible shareholders to be approximately 131,000.
- The issue of shares under the SPP will not require shareholder approval.
- The issue will be made to a ordinary shareholders. The eligibility criteria for the SPP are outlined above.

Full details of the SPP, including the terms and conditions of the offer and an application form, will be sent to eligible shareholders on or around Monday, 11 May 2009. Eligible shareholders are encouraged to read this information before applying to participate in the SPP. The closing date for applications is expected to be Friday, 29 May 2009. The SPP offer will be non-renounceable and shares issued under the SPP are expected to be allotted on or around Friday, 5 June 2009.

Contacts:

Investor Relations

Stuart Green
+612 8232 8845

Media

Lisa Jamieson
+612 8232 6016

This release does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act of 1933, as amended ("Securities Act")) ("U.S. Persons"). The securities to be issued in the capital raising and the Share Purchase Plan have not been and will not be registered under the Securities Act. Securities may not be offered or sold in the United States or to, or for the account or benefit of, U.S. Persons, unless the securities have been registered under the Securities Act, or in a transaction exempt from, or not subject to, the registration requirements of the Securities Act.

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

Document furnished to United States Securities and Exchange Commission by Macquarie Group Limited

File Number: 082-35128

MACQUARIE

ASX/Media Release

MACQUARIE GROUP ANNOUNCES $A871M FULL YEAR PROFIT

Key points

- **Full year net profit after tax $A871m, down 52% on record FY08 profit, in line with February guidance**
- **Operating income before write-downs, impairments, equity accounted losses and other one-off items[1] down 14% to $A7.6b**
- **Write-downs of $A2.5b due to continued deterioration of markets and provisions on long-term investments**
- **Total operating income after one-off items down 33% to $A5.5b**
- **Cash and liquid assets of $A30.3b at 31 March 2009, up from $A20.8b a year ago**
- **Capital of $A10.2b, $A3.1b in excess of minimum capital regulatory requirement**
- **Completion of balance sheet initiatives totalling $A15b**
- **Return on equity 9.9%, down from 23.7% on pcp**
- **Final dividend $A0.40 per share (60% franked), total dividend $A1.85 per share**
- **All groups remain active, market conditions beginning to provide opportunities**
- **Maintaining cautious stance with a conservative approach to funding and capital**

SYDNEY, 1 May 2009 – Macquarie Group Limited (ASX:MQG) today announced a net profit after tax attributable to ordinary shareholders for the year to 31 March 2009 of $A871 million following a year of testing global market conditions.

Macquarie Group Managing Director and Chief Executive Officer, Nicholas Moore, said: "Macquarie has remained profitable despite a year of challenging global market conditions. In the second half, there was significant volatility and continued market declines particularly in November 2008 and February 2009. The year's result was marked by a significant number of one-off items resulting from these market conditions."

[1] This represents operating income before write-downs, impairment charges, equity accounted losses, provisions and one-off items of income including the profit on the purchase of the MIPS and the fair value adjustment of fixed rate issued debt relating to changes in the market price of Macquarie's credit spreads.

The year's net profit was 52% below the record net profit for the previous year of $A1.8b, when market conditions were very strong, and is in line with guidance provided at the February 2009 Operational Briefing.

"This result, however, shows the Group's resilience and adaptability," Mr Moore said.

"Macquarie's full year profit was achieved despite substantial write-downs, much of which are provisions related to strategic long-term investments in Macquarie-managed funds which align Macquarie's interests with those of other fund investors.

"Our strong funding and balance sheet position was further strengthened in the second half, with an increase in cash and liquid assets, term funding and strong growth in deposits.

"We have a long-term policy of holding a level of capital to efficiently support our businesses and to grow the capital base ahead of business requirements.

"At 31 March, we remained in a strong capital position with $A3.1b of capital in excess of the Group's minimum capital regulatory requirement," Mr Moore said.

The Group declared a total dividend for the year of $A1.85 per share, which includes a final dividend of $A0.40 per ordinary share franked to 60%. The full year dividend represents a 60% payout ratio which is in line with Macquarie's previously stated policy of a 50-60% payout ratio. The record date is 15 May 2009 and the dividend payment date is 3 July 2009. A discount of 2.5% has been re-introduced on the Dividend Reinvestment Plan, effective for the upcoming final dividend.

Strong funding and balance sheet position

Mr Moore said: "Macquarie has always been well capitalised and funded. Over the past three years, we increased our regulatory capital by approximately $A5.4b. This has resulted in Macquarie being well placed to withstand the current market conditions and to capitalise on emerging opportunities."

Macquarie entered the 2009 financial year with a strong funding position and this was further strengthened during the year. As at 31 March 2009, Macquarie had:

- Capital of $A10.2b, which is $A3.1b in excess of the Group's minimum capital regulatory requirement
- Cash and liquid assets of $A30.3b, up from $A20.8b at March 2008, significantly exceeding short-term wholesale issued paper of $A7.7b ($A19.8b at March 2008)
- A well-matched funded balance sheet
- Total deposits of $A18.8b, up from $A13.2b at March 2008, with retail deposit growth particularly strong
- Raised term funding of $A21.5b since March 2008
- Completed balance sheet initiatives totalling $A15b, including the sale of the majority of the margin lending business and the Italian mortgages portfolio.

Key drivers of the result

Macquarie Group Chief Financial Officer, Greg Ward, said: "The global market disruption impacted all operating group results but Macquarie's operating groups and divisions remained profitable, with the exception of the Banking and Financial Services Group and the Real Estate Banking Division.

"There was sound demand for Macquarie's services and products across a wide range of markets and geographies. For instance, Macquarie Capital advised on 299 deals valued at $A203b over the year, compared with 304 deals valued at $A199b the prior year," Mr Ward said.

In most categories, however, Macquarie's operating income declined in 2009 compared with the previous year. Group operating income of $A5.5b was 33% below pcp.

The full year result was achieved despite substantial one-off costs and write-downs which totalled $A2.5b for the year. These comprised:

- One-off costs relating to the sale of the Italian mortgages business
- Impairment and equity accounted losses of funds management assets and other co-investments
- Loan impairment provisions
- Impairments recognised on trading asset positions.

The result included a gain of $A197m on the financing of the acquisition of Macquarie Income Preferred Securities (MIPS) and an $A274m unrealised gain relating to the fair value adjustment on fixed rate subordinated debt.

Employment expenses were down $A1.8b or 44% and the compensation ratio fell to 41% from 47% in the prior year. Staff numbers were approximately 12,700 at 31 March 2009, compared with approximately 13,000 at 31 March 2008, resulting predominantly from the exit from some businesses and a review of staffing levels by each business.

Return on equity was 9.9% for the year, down from 23.7% for the prior year.

During the year there were a number of opportunities realised, including:

- the acquisition of Constellation Energy's North American downstream natural gas business
- the expansion of Macquarie's equity capital markets and third-party advisory businesses in North America
- the continued growth in the Macquarie US and UK securities businesses
- the formation of a strategic partnership with financial advisory and accounting services company, WHK Group Ltd
- the promotion of Macquarie's environmental financial products and renewable energy businesses in every region.

"In line with its business model, Macquarie responded to the changed operating environment and adapted in a number of ways. These changes included winding back the Australian residential mortgage business and the sale of the majority of the margin lending portfolio and the Italian mortgage portfolio," Mr Ward said.

Macquarie focuses over the medium term

Mr Moore said Macquarie Group has historically focussed on delivering growth over the medium term by providing products and services to clients.

He said this approach would continue through a combination of incremental growth and evolution.

"A significant portion of profit today comes from businesses that did not exist five years ago.

"In the year to 31 March 2009, 40% of operating income came from businesses that did not exist in 2004. At the same time we evolved new businesses, we exited those that were no longer profitable in the short and medium term."

Mr Moore said that businesses Macquarie entered between 2004 and 2009 now provided the following full year operating income contributions to Macquarie's operating groups:

- 73% of Macquarie Securities (including the purchase of the ING Asia cash equities business in 2004)
- 41% of Macquarie Capital (including the acquisition of ING's Asian ECM business in 2004 and Orion Securities and Giuliani Capital Advisors in 2007)
- 43% of Macquarie Funds (including the acquisition of two US fixed income businesses in 2009)
- 30% of Treasury and Commodities (including the purchase of Cook Energy in 2005 and Constellation Energy in 2009)
- 52% of Corporate and Asset Finance (including the establishment of a rolling stock leasing business in 2006 and the acquisition of CIT Systems Leasing in 2008)
- 8% of Banking and Financial Services (launched joint venture with Religare in India in 2007 and a strategic partnership with WHK Group Ltd in 2009).

Mr Moore said that all operating groups were continuing to adapt and evolve and remained busy. All operating groups were looking to grow market share as competitors reduced their activities or exited businesses.

Update on changes to remuneration arrangements

On 31 March, the Board of Directors of Macquarie announced changes to the Group's remuneration arrangements consistent with global remuneration and regulatory trends.

The proposed changes will be subject to approval by shareholders at the July 2009 AGM.

As part of the proposed changes, it was estimated that approximately $A500m of prior years' retained profit share would be applied to the grant of fully paid ordinary Macquarie shares in 2009.

The Macquarie equity participation was proposed to be provided via issue of new shares, on-market share purchases or a combination of both at the discretion of the Board.

The Board of Directors of Macquarie has now resolved that the approximately $A500m of Macquarie equity will be provided through the issue of new shares.

The shares are proposed to be priced at the volume weighted average price (VWAP) of Macquarie shares for the period from 4 May to the AGM on 29 July 2009.

Outlook

Mr Moore said market conditions were likely to remain challenging, making short-term forecasting extremely difficult.

"While there were some early signs of markets stabilising in March and April, significant uncertainties remain and it is still too early to make any judgements on sustained market improvements," he said.

Mr Moore said that 2010 was likely to be characterised by:

- Income statement
  - Fewer one-off items (e.g. write-downs and provisions)
  - Higher compensation ratio, consistent with historic levels
  - Increased effective tax rate, consistent with historic levels
  - Lower earnings on capital reflecting lower global interest rates
  - Higher cost of funding inclusive of $A200m for Australian government guarantee
- Balance sheet
  - Decrease in cash balances as funds deployed across the businesses
  - Maintain equity investments at or below existing levels
  - Lower investment levels in listed funds

Mr Moore said Macquarie continued to maintain a cautious stance with a conservative approach to funding and capital.

"Our strong balance sheet, strong team and market conditions provide opportunities for medium term growth, building upon the strength, diversification and global reach of our businesses and effective risk management. We are well positioned to take advantage of both ongoing growth initiatives and incremental acquisitions," Mr Moore said.

Full year result overview

Total operating income from ordinary activities for the year decreased 33% on the pcp to $A5.5b. Operating income before write-downs, impairments, equity accounted losses and other one-off items declined 14% to $A7.6b; fee and commission income decreased 13% to $A4.0b; trading income decreased 35% to $A1.2b; share of net profits of associates increased 200% to $A468m, net interest income increased 15% to $A938m; other asset and equity investment income declined 50% to $A550m and other income increased 61% to $A354m.

Performance of Macquarie's operating groups during the year:

- **Macquarie Capital Group** contributed $A251m to profit, an 89% decline on the record result achieved in the prior year. Macquarie Capital Advisers advised on 299 transactions valued at approximately $A203b. During the year, equity under management declined by 8% from the prior year and assets under management increased by 8% to $A160b. M&A, advisory and underwriting income was the key contributor. For Macquarie Capital Funds unlisted fees contributed a significantly higher proportion of base fee revenue. Equity investments contributed solid returns, however these were offset by significant impairments, including write-downs on co-investment in listed funds and other equity investments.
- **Treasury and Commodities Group** contributed $A509m, a decrease of 15% on the prior year. Good contribution came from commodities and foreign exchange driven by market volatility and good volumes. Interest rate trading made a good contribution in difficult market conditions. Write-downs, impairment charges and equity accounted losses were recorded for resources equity co-investments and loan impairments. Constellation Energy's Houston based downstream natural gas trading operations were acquired in March 2009.
- **Macquarie Securities Group** contributed $A275m to profit, down 77% on the prior year, primarily due to challenging equity market conditions. Equity products income was down 54% on the prior year with the 2nd half especially impacted by a significant decline in demand for listed/structured products; unprecedented volatility during the 2nd half which resulted in trading losses; a substantial decline in Synthetic Products revenues and significantly lower securities borrowing and lending volumes. Brokerage, commission and other fee income was down on the strong prior year.
- **Banking and Financial Services Group** recorded a loss of $A99m driven by the sale of Italian mortgages. Despite this, most businesses performed well. Retail deposits grew strongly, up 103% on the pcp. Cash was a major focus for the Group in 2009, launching the Cash Management Account and a cash internet product, Cash XL. The Macquarie Pastoral Fund acquired eight new properties during the year, significantly expanding its foothold in Queensland and the Northern Territory. In January 2009, the group sold the majority of its margin lending business. During the year, the group established a partnership with financial planning group, WHK Group Ltd, which will allow the two groups to work together to share resources and expertise to grow their businesses. The group also launched a premium platform service in the UK to support professional financial planners to provide services to their clients, while Private Wealth offices were opened in Singapore and Hong Kong. Based on market share and trading volumes, Macquarie Private Wealth again held the number one position for a full-service Australian retail stockbroking business.

- **Macquarie Funds Group** contributed $A45m, 85% down on the strong result in the prior year, which included the profit from the sale of the Macquarie-IMM joint venture in Korea. Assets under management, excluding $A5.1b assets under management from Macquarie's acquisition of the remaining shares in Allegiance Investment Management in January 2009, fell 6% to $A44.6b. Base fees were lower across all asset classes, particularly real estate and infrastructure.
- **Corporate and Asset Finance** contributed $A66m, down 41% on the prior year. Interest income was up 28% due to growth in the loan and leasing portfolios and higher margins. The year included the first full year impact of CIT Systems Leasing (acquired in Dec 07). Operating lease income was up 70% due to portfolio growth mainly in the electronics business, while other income was down due to reduced asset sales activity in the second half.
- **Real Estate Banking Division** made a loss of $A356m due to write-downs, equity losses and provisions, including real estate equity investments and real estate loans. Base fees were flat, while performance fees were well down on the prior year. Significant transactions include the close of MGPA Fund III at $US5.2b.

Retirement of Laurie Cox

Executive Voting Director, Laurie Cox, has advised the Board that he will not stand for re-election at this year's Annual General Meeting and that he will also stand down as an Executive Director. Laurie joined the Macquarie Bank Board as a Non-Executive Director and Joint Chairman of Macquarie Corporate Finance in January 1996. He became an Executive Director in March 2004.

Macquarie Acting Chairman Kevin McCann said that Mr Cox's experience in the securities and investment banking industries has provided a valuable contribution to Macquarie over 13 years.

Contacts:

Investor Relations

Stuart Green
+612 8232 8845

Media

Paula Hannaford
+612 8232 4102

MACQUARIE GROUP LIMITED
APPENDIX 4E FINAL REPORT
YEAR ENDED 31 MARCH 2009

MACQUARIE

ACN 122 169 279

Macquarie Group Limited
Appendix 4E Preliminary Final Report for the financial year ended 31 March 2009

1. **Details of the reporting period and the previous corresponding period**

Current period: 1 April 2008 to 31 March 2009

Prior corresponding period: 1 April 2007 to 31 March 2008

2. **Results for announcement to the market**

	Key information	Year ended 31 March 2009 $m	Year ended 31 March 2008 $m	Change %
2.1	Net operating income	5,526	8,248	-33%
2.2	Profit attributable to equity holders of Macquarie Group Limited	974	1,888	-48%
2.3	Profit attributable to ordinary equity holders of Macquarie Group Limited	871	1,803	-52%

2.4	Dividends	Amount per Security	Franked amount per security
	Interim dividend	**145 cents**	**80%**
	Final dividend (declared, not yet provided at 31 March 2009)	**40 cents**	**60%**

2.5 Record date for determining entitlements to the dividends

Record date for the final ordinary dividend is 15 May 2009.

2.6 Commentary

The financial report for the year ended 31 March 2009, and the results reported herein, are prepared in accordance with Australian Accounting Standards (which includes Australian Interpretations by virtue of AASB 1048), the Corporations Act 2001 and the Banking Act 1959. Compliance with Australian Accounting Standards ensures that the financial report complies with International Financial Reporting Standards.

Review of operations and financial result

The consolidated after-tax profit attributable to ordinary equity holders of the consolidated entity for the year ended 31 March 2009 was $871 million, a decrease of 52 per cent from $1,803 million in the previous year.

The effective tax rate for the year of 1.7 per cent is also well down on the prior year. Whilst the level of permanent differences on underlying income has been relatively consistent with the prior year, significant impairment charges on equity investments recognised in the year to 31 March 2009 has reduced profit before tax, resulting in a significant reduction in the overall effective tax rate.

Earnings per share were $3.10 for the year, a decrease of 54 per cent from $6.71 in the prior year.

Return on equity for the year to 31 March 2009 was 9.9 per cent, down from 23.7 per cent for the prior year. The decrease in the current year result combined with capital growth initiatives in recent years are the main drivers. In July 2008 Macquarie further increased its regulatory capital base through the $600 million issue of Macquarie Convertible Preference Securities ('CPS').

Net operating income for the year to 31 March 2009 was $5,526 million, a 33 per cent decrease on the prior year. Reasonable corporate finance deal flow, and increased contribution from energy markets particularly US gas and electricity trading were offset by a significant decline in Macquarie Securities and retail broking income, especially in the second half of the year as global equity markets were severely impacted.

Included within operating income is an amount recognised as a result of changes in the credit spread on issued debt and subordinated debt carried at fair value of $274 million. In addition, Macquarie's financing of the acquisition of GBP150 million of Macquarie Income Preferred Securities contributed $197 million to operating income.

Income from asset and equity investments was a net loss for the year to 31 March 2009 due to a significant decrease in asset realisations during the year combined with equity accounted losses and an increase in impairments on equity investments.

Macquarie Group Limited
Appendix 4E Preliminary Final Report for the financial year ended 31 March 2009

Review of operations and financial result continued

Assets under management at 31 March 2009 were $243 billion, a 5 per cent increase since March 2008. Although assets under management have shown an overall net increase, the result was largely due to the weakening of the Australian dollar against major global currencies, which in turn increased the value of assets under management denominated in foreign currencies. This increase offset reductions in assets under management in non-specialist funds as falling equity indices impacted the values of listed securities, especially those funds managed by Macquarie Funds Group. Consequently, base management fees were marginally down on the prior year. Performance fees were down 39 per cent on the prior year, from $384 million to $234 million.

During the year Macquarie sold the majority of its Italian Mortgages portfolio, recognising a loss on the sale of $189 million in addition to operating losses and other restructuring and redundancy costs for the business.

International income amounted to 52 per cent of Macquarie's total operating income for the year to 31 March 2009.

Operating expenses were down 25 per cent on the prior year to $4,537 million. Employment expenses, the largest contributor to operating expenses, were down 44 per cent on the prior corresponding period to $2,359 million. The decrease in employment expenses was primarily driven by lower performance-related profit share. The overall compensation ratio reduced from 47.0 per cent in the prior year to 40.7 per cent for the year to 31 March 2009.

The expense to income ratio for the year to 31 March 2009 was 82.1 per cent, up from 73.3 per cent in the prior year. The expense to income ratio has been adversely impacted by the significant impairment charges recognised in the current year.

Review of financial position

Macquarie's liquidity risk management framework operated effectively throughout the year ensuring funding requirements were met and sufficient liquidity was maintained, despite the challenging credit market conditions. Cash and liquid assets increased from $21 billion at 31 March 2008 to $30 billion at 31 March 2009. Cash and liquid asset holdings now represent over 40 per cent of Macquarie's net funded assets.

The consolidated entity's capital management policy is to be conservatively capitalised and to maintain diversified funding sources in order to support business initiatives, particularly specialised funds and offshore expansion, whilst maintaining counterparty and client confidence.

As an APRA authorised and regulated NOHC, MGL is required to hold adequate regulatory capital to cover the risks for the whole Macquarie Group, including the Non-Banking Group. APRA is still developing its policy framework for supervising NOHCs. Macquarie and APRA have agreed an interim capital adequacy framework for MGL, based on Macquarie's Board-approved Economic Capital Model and APRA's capital standards for ADI's. This will apply until APRA's capital rules for NOHCs are finalised and implemented.

MGL's capital adequacy framework requires it to maintain minimum regulatory capital requirements ('Level 3 MCR') calculated as the sum of the dollar value of:

- MBL's minimum Tier 1 capital requirement, based on a percentage of risk weighted assets (RWAs) plus Tier 1 deductions (using prevailing APRA ADI Prudential Standards);

- The Non-ADI Group capital requirement, using Macquarie's Economic Capital Adequacy Model adjusted for the capital impact of transactions internal to the Macquarie Group.

The consolidated entity has satisfied its externally imposed capital requirements throughout the year. At 31 March 2009, the MBL consolidated entity had a Tier 1 Capital Ratio of 11.4 per cent and a total capital ratio of 14.4 per cent. The MGL consolidated entity remains well capitalised with $3.1 billion of eligible capital in excess of the level 3 MCR.

Events subsequent to balance date

At the date of this report, the Directors are not aware of any matter or circumstance which has arisen that has significantly affected or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in the financial years subsequent to 31 March 2009 not otherwise disclosed in this report.

Refer to the Macquarie Group Management Discussion and Analysis for the year ended 31 March 2009 for more details.

3 Consolidated balance sheet

Refer to the 2009 Financial Report.

4 Consolidated income statement

Refer to the 2009 Financial Report.

5 Consolidated cash flow statement

Refer to the 2009 Financial Report.

Macquarie Group Limited
Appendix 4E Preliminary Final Report for the financial year ended 31 March 2009

6 **Dividend details**

	Year ended 31 March 2009 $m	Year ended 31 March 2008 $m
Ordinary share capital		
2009 interim dividend paid:		
145 (2008: 145) cents per share (1)	410	398
2008 final dividend paid:		
200 (2007: 190(3)) cents per share (2)	552	482

All dividends were 100 per cent franked at the 30 per cent corporate tax rate, except for the interim dividend paid during the financial year and the dividends paid to the holders of exchangeable shares. This interim dividend was 80 per cent franked at the 30 per cent corporate tax rate. The dividends paid to the holders of exchangeable shares were not franked.

(1) Interim dividend paid by the consolidated entity includes $2 million (2008:$2 million) of dividends paid to the holders of exchangeable shares.

(2) Final dividend paid by the consolidated entity includes $3 million (2008:$nil) of dividends paid to the holders of exchangeable shares.

(3) This dividend was paid by Macquarie Bank Limited prior to the restructure.

There is no provision for a final dividend in respect of the financial year ended 31 March 2009. Provisions for dividends to be paid by the Company are recognised on the balance sheet as a liability and a reduction in retained earnings when the dividend has been declared.

Since the end of the financial year, the Directors have recommended the payment of the 2009 final dividend of $0.40 per fully paid ordinary share to be 60 per cent franked based on tax paid at 30 per cent. The entire unfranked portion of the dividend is Conduit Foreign Income. The aggregate amount of the proposed dividend to be paid on 3 July 2009 out of retained profits at 31 March 2009 is $114 million (including $1 million to be paid by a subsidiary to the holders of the exchangeable shares). This amount has been estimated based on the number of shares eligible to participate as at 31 March 2009.

Macquarie Income Securities

Distributions paid during the financial year ended 31 March 2009 (net of distributions previously provided) were $28 million (2008: $27 million). Distributions provided at 31 March 2009 were $5 million (2008: $7 million) which were paid on 15 April 2009.

Macquarie Income Preferred Securities

Distributions paid during the financial year ended 31 March 2009 (net of distributions previously provided) were $33 million (2008: $28 million). Distributions provided at 31 March 2009 were $12 million (2008: $22 million) which were paid on 15 April 2009.

The Macquarie Income Preferred Securities and Macquarie Income Securities represent a minority interest of a subsidiary. Accordingly, the distributions paid/payable in respect of these are recorded as a movement in minority interest.

7 **Dividend or distribution reinvestment plan details**

The Company's Dividend Reinvestment Plan ("DRP") remains activated. The DRP is optional and offers ordinary shareholders in Australia and New Zealand the opportunity to acquire fully paid ordinary shares in the Company, without transaction costs, at a 2.5 per cent discount to the prevailing market value. A shareholder can elect to participate in or terminate their involvement in the DRP at any time. Election notices for participation in the DRP in relation to the final dividend to be paid on 3 July 2009 must be received by the registry by 5:00 pm on 15 May 2009 to be effective for that dividend.

8 **Retained earnings**

	Year ended 31 March 2009 $m	Year ended 31 March 2008 $m
Balance at the beginning of the financial year	3,718	2,795
Profit attributable to equity holders of Macquarie Group Limited	974	1,888
Distributions paid or provided on Macquarie Income Securities	(33)	(34)
Distributions paid or provided on Macquarie Income Preferred Securities	(45)	(50)
Distributions paid or provided on other minority interests	(25)	(1)
Dividends paid on ordinary share capital	(962)	(880)
Total retained earnings	**3,627**	**3,718**

Macquarie Group Limited
Appendix 4E Preliminary Final Report
for the financial year ended 31 March 2009

9 Net tangible assets per ordinary share

Security	Year ended 31 March 2009 $m	Year ended 31 March 2008 $m
Ordinary shares	23.72	28.18

Net tangible assets includes intangibles (net of associated deferred tax assets and deferred liabilities) within assets and disposal groups held for sale.

Excluding intangible assets within held for sale businesses the net tangible assets per ordinary security for the year ended 31 March 2009 was $23.50 (2008: $27.99).

10 Control gained or lost over entities in the financial year, and those having material effect

Name of entities where control was gained in the financial year	Date control gained
Macquarie Securities (Thailand) Limited	3 September 2008
Chartreuse et Mont Blanc Global Holdings S.C.A.	12 November 2008

The above entities did not contribute materially to the consolidated entity's profit from ordinary activities.

Name of entities where control was lost in the financial year	Date control lost
Longview Oil and Gas	10 April 2008
MQ Japan Market Neutral Fund (Cayman Islands)	1 September 2008

The above entities did not contribute materially to the consolidated entity's profit from ordinary activities during the period they were controlled.

The consolidated entity recognised gain on deconsolidation of previously controlled entities of $323 million in the year ended 31 March 2009 (2008: $293 million).

Macquarie Group Limited
Appendix 4E Preliminary Final Report for the financial year ended 31 March 2009

11 Investments in associates and joint ventures

Name	Ownership interest (%)
Material interests in associates and joint ventures are as follows:	
Classified as associates and joint ventures using the equity method:	
Diversified CMBS Investments Inc.	57%
European Directories SA	14%
Macquarie AirFinance Limited	38%
Macquarie Airports	21%
Macquarie Communications Infrastructure Group	19%
Macquarie Countrywide Trust	11%
Macquarie Energy Holdings LLC	49%
Macquarie European Infrastructure Fund LP	5%
Macquarie Goodman Japan Limited	50%
Macquarie Infrastructure Group	14%
Macquarie Media Group	22%
Macquarie Office Trust	14%
MAIP International Holdings Ltd	25%
MEO Holdings Limited	59%
MGPA Limited	56%
Redford Australian Investment Trust	27%
Classified as associates held for sale:	
US Senior Living Trust	50%

The consolidated entity recognised profit of associates and joint ventures using the equity method of $74 million in the year ended 31 March 2009 (2008: $156 million).

12 Other information

a. Following annual promotions and compensation reviews, the Board and Board Remuneration Committee have approved the issue of invitations for approximately one million employee options. The grant of some of these options is subject to shareholder approval. These options are expected to be granted in August 2009.

b. For more detailed information on the consolidated entity's financial performance and financial position, refer to the 2009 Management Discussion & Analysis.

13 Foreign entities

Not applicable.

14 Commentary on results for the financial year

Refer to the 2009 Management Discussion & Analysis for details.

15 Audited report

The report is based on audited accounts. The audit opinion is unqualified.

16 Statement if Financial Report is not audited

Not applicable as the Financial Report is audited.

17 Statement if Financial Report is audited

The Financial Report has been audited and is not subject to disputes or qualifications.

Macquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

4 May 2009

Company Announcements
ASX Limited

Section 259C Exemption Notice - MQG

Macquarie Life Limited (MLL) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Group Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 1 May 2009, in respect of MQPML, the percentage of Macquarie voting shares:

(a) over which MQPML has the power to control voting or disposal was 0.003%; and
(b) underlying any options, derivatives and conditional agreements held by MQPML was 0%.

As at 1 May 2009, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.016%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

Yours faithfully

Dennis Leong
Secretary

Phone: + 61 2 8232 9739
Fax: + 61 2 8232 4437
Email: Substantial.Holdings@macquarie.com

MACQUARIE

Macquarie Group Limited

Result Announcement for the year ended 31 March 2009

Presentation to Investors and Analysts
1 May 2009

Nicholas Moore, Managing Director and Chief Executive Officer
Greg Ward, Chief Financial Officer

MACQUARIE

Disclaimer

This material has been prepared for professional investors.

The firm preparing this report has not taken into account any customer's particular investment objectives, financial resources or other relevant circumstances and the opinions and recommendations herein are not intended to represent recommendations of particular investments to particular customers. All securities transactions involve risks, which include (among others) the risk of adverse or unanticipated market, financial or political developments and, in international transactions, currency risk. Due care and attention has been used in the preparation of forecast information. However, actual results may vary from forecasts and any variation may be materially positive or negative. Forecasts, by their very nature, are subject to uncertainty and contingencies many of which are outside the control of Macquarie Group Limited ('Macquarie").

Agenda

1. Introduction – Richard Sheppard
2. Highlights of result – Nicholas Moore
3. Result analysis and financial management – Greg Ward

Appendices – Additional information:

MACQUARIE

2. HIGHLIGHTS OF RESULT

Nicholas Moore –
Managing Director and Chief Executive Officer

Macquarie Group Limited
Result Announcement for the full year ended 31 March 2009
1 May 2009 – Presentation to Investors and Analysts

About Macquarie

- Global provider of banking, financial, advisory, investment and funds management services
- Main business focus is providing products and services to clients
- Listed on Australian Securities Exchange (ASX:MQG)
- Regulated by APRA, Australian banking regulator, as non-operating holding company of a licensed Australian bank
- Assets under management $A243b
- Founded in 1969, currently operates in more than 70 office locations in 26 countries and employs approx 12,700 people

Continued profitability in a testing year

- Profit of $A871m (in line with guidance provided at Feb 09 Operational Briefing), down 52% on pcp
  - 2H09 profit $A267m vs 1H09 profit $A604m
- Operating income before write-downs, impairments, equity accounted losses and other one-off items[1] $A7.6b, down 14% on pcp (in line with guidance provided at Feb 09 Operational Briefing)
  - 2H09 $A3.5b vs 1H09 $A4.1b
- Results marked by a significant number of one-off items resulting from volatile markets:
  - Write-downs of $A2.5b for the full year (refer slide 11)[2]
    - 2H09 charges of $A1.4b vs 1H09 charges of $A1.1b
    - Write-downs stem from continued deterioration of markets and provisions on investments held for long-term investor alignment
  - Gain of $A197m on financing acquisition of MIPS and $A274m unrealised gain relating to fair value adjustments of issued fixed rate subordinated debt
  - Very low income tax expense
- Total operating income after one-off items $A5.5b, down 33% on pcp

1. This represents operating income before write-downs, impairment charges, equity accounted losses, provisions and one-off items of income including the profit on the purchase of the MIPS and the fair value adjustment of fixed rate issued debt relating to changes in the market price of Macquarie's credit spreads. 2. Write-downs include impairment charges on loans and equity investments, equity accounted losses and other charges for provisions

Continued profitability in a testing year

- Employment expenses down $A1.8b or 44% on pcp
- Share based payments expense of $A128m relating to share options, most issued at exercise prices significantly above the current share price
- EPS $A3.10, down 54% on pcp
- Return on equity 9.9%, down from 23.7% for pcp
- Final dividend of $A0.40 per share franked to 60%
  - Total dividend for FY09 is $A1.85 per share, down 46% on pcp
  - 60% payout ratio on total dividends for the full year which is in line with previously stated dividend policy of 50-60% payout ratio

Financial performance
Full year ended 31 March 2009


$Am
Operating income of $A5,526m
33% decrease on FY08
1H
2H
10,000
8,000
6,000
4,000
2,000
0
2005
2006
2007
2008
2009
$Am
Profit of $A871m
52% decrease on FY08
2,000
1,600
1,200
800
400
0
2005
2006
2007
2008
2009
$A
EPS of $A3.10
54% decrease on FY08
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
2005
2006
2007
2008
2009
$A
DPS of $A1.85
46% decrease on FY08
Special
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
2005
2006
2007
2008
2009

Diversified by region

International income[1] 52% of total
Total staff approx 12,700; international staff 43% of total

EUROPE, MIDDLE EAST & AFRICA[3]	ASIA PACIFIC	AMERICAS
Income: $A916m (20% of total)	Income: $A1,072m (24% of total)	Income: $A359m[5] (8% of total)



Dublin
London
Bristol
Paris
Zurich
Geneva
Stockholm
Amsterdam
Frankfurt
Vienna
Munich
Moscow[4]
Dubai
Abu Dhabi
Johannesburg
Cape Town
Beijing
Tianjin
Shanghai
Seoul
Tokyo
Taipei
Hsinchu
Hong Kong
New Delhi
Manila
Bangkok
Mumbai
Labuan
Kuala Lumpur
Singapore
Jakarta
Perth
Adelaide
Melbourne
Gold Coast
Sunshine Coast
Brisbane
Newcastle
Sydney
Canberra
Auckland
Wellington
Christchurch
Calgary
Vancouver
Winnipeg
Seattle
Toronto
San Francisco
San Jose
Irvine
Los Angeles
Carlsbad
Bloomfield Hills
Chicago
Denver
Montreal
Boston
Troy
New York
San Diego
Dallas
Atlanta
Austin
Houston
Jacksonville
Miami
Mexico
Sao Paulo

AUSTRALIA
Income: $A2,207m (48% of total)

1. Income for year to 31 Mar 09. Income in each region excludes earnings on capital and other corporate items. 2. Staff numbers at 31 Mar 09. 3. Excludes staff in Macquarie First South joint venture. 4. Staff seconded to joint venturer not included in official headcount (Moscow: Macquarie Renaissance, Savannah: Medallist). 5. Contribution for the year to 31 Mar 09 impacted by impairments and equity accounted losses. Contribution for the year to 31 Mar 08 included significant asset realisations

Diversified income

Operating income by source

Operating income (before loan provisions, impairment charges, equity accounted losses and one-off items of income)

6 mths to 30 Sep 08
$A4.1b



17%
15%
12%
12%
12%
15%
10%
7%

12 mths to 31 Mar 09
$A7.6b



18%
15%
5%
13%
13%
18%
10%
8%

- Lending, leasing and margin related income
- Institutional and retail cash equities
- Commodities, resources and foreign exchange
- Equity derivatives
- Asset and equity investments
- Macquarie-managed funds (includes base and performance fees, M&A advisory and underwriting and asset sales)
- Third party M&A and advisory income
- Securities funds management and administration

Extreme conditions resulted in one-off costs, equity losses & provisions of $A2.5b

	$Am
One-off costs relating to Mortgages Italy exit[1]	**248**
Impairment & equity accounted losses of funds management assets and other co- investments[2]	
Listed Macquarie-managed funds:	
— MIG	153
— MCG	113
— MMG	93
— MIC	42
— MCW	24
— Other funds (DUET, MIIF, MOF)	17
Real estate equity investments (including J-Rep)	193
US portfolios of ABS held as available for sale	55
Resources equity investments	120
Other equity co-investments (including Japan Airports, Spirit Finance)	663
	1,473
Loan impairment provisions[3]	
Real estate loans	170
Resources loans	161
Other loans	165
	496
Impairments recognised on trading asset positions[4]	
Other equity investments carried at fair value through P&L (including BrisConnections)	265
CLO/CDO exposures held in trading portfolio	61
	326
Total	**2,543**

1. Includes loss on sale of loan portfolio, write off of capitalised acquisition costs, loan impairment provisions, closure / redundancies costs. 2. $A394m of equity accounted losses is included on the basis impairment write-downs would have been recognised on our co-investments if these equity accounted losses had not been recognised. In addition we have $A468m of equity accounted gains included in operating income. Distributions of $A472m have been received from equity accounted associates which are not recognised in operating income but reduce the carrying value of the investment. 3. Includes specific credit provisions and collective allowance for credit losses recognised in the year ended 31 Mar 09. 4. Selected items included are carried in the trading portfolio at fair value. Realised gains and losses, and unrealised gains and losses arising from changes in the fair value of the trading portfolio are recognised as trading income or expense in the income statement in the period in which they arise

Impairments, listed security prices and asset values

Listed security market prices vs asset market values

		As at 31 Mar 09		
	Metric	Implied listed security metric[1]	Asset market metric	Macquarie metric[2]
Macquarie-managed Fund				
Macquarie Office Trust	Capitalisation rate	11.4%[3]	6 – 9%	9.5%
Macquarie Countrywide Trust	Capitalisation rate	11.0%[4]	6 – 9%	9.0%
Macquarie Airports	EV/EBITDA	9.9x[5]	14 – 25x	12.7x[5]
Macquarie Infrastructure Group	IRR	18.8%[6]	9 – 14%	14.3%[6]

MCG trading at 83c on 27 Feb 09 before CPPIB offer of $A2.50 on 31 Mar 09

1. Implied metric based on closing price. 2. Based on MQG's carrying value. 3. Based on 31 Dec 08 balance sheet, implied net operating income derived from latest asset valuations and adjusted for Jan 09 capital raising. 4. Based on 31 Dec 08 balance sheet, implied net operating income derived from latest asset valuations and adjusted for Feb 09 DRP. 5. Based on EBITDA (pre specific items) of MAp's assets for the 12 mths to 31 Mar 09 and net debt as at 31 Dec 08. 6. As at 31 Mar 09

Strong funding and balance sheet position

- **Cash and liquid assets** of $A30.3b ($A20.8b Mar 08) significantly exceed short-term wholesale issued paper of $A7.7b ($A19.8b Mar 08)
- **Funded balance sheet well matched** (refer slide 14)
- **Total deposits increased from $A13.2b at Mar 08 to $A18.8b at Mar 09**, with retail deposit growth particularly strong
- **Term funding raised** since 31 Mar 08 of $A21.5b
- **Balance sheet initiatives** totalling $A15b completed
- **Capital of $A10.2b**, $A3.1b in excess of the Group's minimum capital requirement

Funded balance sheet continues to strengthen

Macquarie Group Limited



31 March 2008
30 September 2008
31 March 2009
$Ab
ST wholesale issued paper (27%)
1.1x excess
Cash and liquid assets (28%)
Other debt[1] maturing in the next 12 mths (17%)
Trading assets (17%)
Deposits (18%)
Loan assets < 1 year
Debt maturing beyond 12 mths (22%)
Loan assets > 1 year (24%)
Equity (12%)
Equity investments[2]
ST wholesale issued paper (25%)
1.4x excess
Cash and liquid assets (34%)
Other debt[1] maturing in the next 12 mths (14%)
Trading assets (12%)
Deposits (22%)
Loan assets < 1 year (17%)
Debt maturing beyond 12 mths (23%)
Loan assets > 1 year (24%)
Equity (12%)
Equity investments[2] (9%)
ST wholesale issued paper (10%)
3.9x excess
Cash and liquid assets (41%)
Other debt[1] maturing in the next 12 mths (9%)
Deposits (25%)
Trading assets (12%)
Loan assets < 1 year
Debt maturing beyond 12 mths (39%)
Loan assets > 1 year (26%)
Loan capital
Hybrid
Equity (12%)
Equity investments[2] (10%)
Assets held for sale
Debt investment securities
PPE & intangibles
Funding sources
Funded assets

Note: These charts represent Macquarie Group Limited's funded balance sheets at the respective dates noted above. For details regarding reconciliation of the funded balance sheet to the Group's statutory balance sheet, refer to slide 57.

1. Includes Structured Notes, Secured Funding, Bonds, Other Bank Loans maturing within the next 12 mths and Net Trade Creditors. 2. This represents the Group's co-investment in Macquarie-managed funds and equity investments

Consistently strong capital base

- Well capitalised – surplus over minimum regulatory requirements of $A3.1b
- Increased regulatory capital by approx $A5.4b over the past three years
  - Majority of capital raised before global financial crisis - $A3.6b[1]



$Ab
CPS
MIS
MIPS
Core equity
$A4.8b
$A7.2b
$A9.3b
$A10.2b
12
10
8
6
4
2
0
2006
2007
2008
2009
Pre-restructure: Tier 1 regulatory capital (Basel I)
Post-restructure: Eligible regulatory capital (Basel II)

Increases in capital since 1 Apr 06	$Ab
Retained earnings[2]	1.8
Capital generation from DRP, option exercise and share purchase plans	1.5
Equity capital raising in May 06	0.7
Equity capital raising in May 07	0.8
Hybrid capital raising in Jul 08	0.6
Total increase in capital	5.4

1. From 1 Apr 06 to 31 Jul 07. 2. Represents movement in regulatory retained earnings (net of dividends paid) from 1 Apr 06 to 31 Mar 09. 3. MIPS shown net of amounts held by Macquarie related entities

Assets under management of $A243b

- New equity raisings affected by financial market disruption, particularly during Sep qtr:
  - Recent movement in $A exchange rate had a positive effect while impact of declining equity values was negative



$Ab
Banking and Financial Services[1]
Macquarie Funds Group
Real Estate Banking Division
Macquarie Capital Funds
$A97b
$A140b
$A197b
$A232b
$A243b
250
200
150
100
50
0
2005
2006
2007
2008
2009

1. The Macquarie CMT, included in BFS AUM above, is a BFS product that is managed by MFG

MACQUARIE

Volatility in global markets

- Update on market conditions
  - As reported at the Operational Briefing in Feb 09, market conditions in 2H09 exceptionally challenging
  - Significant volatility and market decline particularly in Nov 08 and Feb 09
- Global regulatory intervention continues:
  - Government capital injections into banks (US and Europe) - $US380b[1]
  - Government guarantees of bank deposits and wholesale funding worldwide
  - Global government guaranteed bond issuances – $US840b[1]
- Australian banking system, while affected, remains sound

1. Source: Bloomberg at 28 Apr 09

MACQUARIE

Volatility in global markets

- Some early signs of markets stabilising:
  - Equity markets
    - Value of the S&P Global 100 up 8% and MSCI Emerging Markets up 14% in Mar 09
    - Mar 09 ASX daily volume up 19% on Feb 09, but 40% down on Mar 08
  - Compression of funding spreads – TED spread[1] down from 223bps in Dec 08 to 92bps in Apr 09[2] (Jun 07 56bps)
  - Global bond issuance in the Mar 09 qtr was $US1.7t[3] – highest qtrly total in two years[4]
  - Reduced measures of volatility – VIX index down 14% from Mar 09 (down 53% from peak in Nov 08) to 38[2]
- However, significant uncertainties remain and still too early to make any judgements on sustained market improvements

1. Spread of 3 mth Euro dollar rate over 3 mth US Treasury bill rate 2. As at 28 Apr 09 3. Approx 22% relate to global government guaranteed issuances. 4. Source: Thomson

Market conditions and activity
Macquarie Securities – operating income down 36%

Cash Equities > Underwriting > Advisory > Funds Management > Balance Sheet

Australia

Market conditions
- Total market turnover FY09 down 25% on pcp
- ECM market active in FY09, capital raised $A62.2b vs $A50.5b in pcp[1]
- Little appetite for retail OTC products
- Unprecedented equity market volatility
- Hedge funds less active

Activity

Cash
- No. 1 Peter Lee ranking for all Australian Equity investors (2008)[2]
- Maintained its number one position for market share[3] 10.7% vs 11.1% in pcp

ECM
- Capital raised for FY09 $A7.1b vs $A7.7b in pcp

Derivatives
- Leading provider of listed warrants
- Lower demand for listed/structured products
- Adverse impact of extreme market volatility

Asia

Market conditions
- Total market turnover FY09 down 32% on pcp
- Asia (ex Japan) ECM market significantly lower, capital raised for FY09 $US50b vs $US163b in pcp[4]
- Little appetite for retail OTC products
- Unprecedented equity markets volatility
- Hedge funds less active
- Substantial decline in demand for swap/P-Note product

Activity

Cash
- No. 3 Greenwich for all North American Investors (2008) vs No. 7 in pcp[5]
- No 2 Greenwich for all European Investors (2008) vs No. 4 in pcp[6]

ECM Asia (ex Japan)
- Amount raised for FY09 $US2b vs $US4.6b in pcp

Derivatives
- No. 1 market share in listed warrants in Singapore and leading provider of warrants in Hong Kong & Korea
- Lower demand for listed/structured products
- Adverse impact of extreme market volatility

Delta 1
- Profitable arbitrage trading opportunities

North America

Market conditions
- US: Total market volume FY09 up 38% on pcp (# shares traded NYSE/NASDAQ)
- US ECM market down, capital raised for FY09 $US218b vs $US266b in pcp[4]
- Canada: Total market turnover FY09 down 11% on pcp (# shares traded TSX)
- Canada ECM market active – FY09 capital raised $C41.2b vs $C42.3b in pcp[7]
- Unprecedented equity markets volatility

Activity

Cash
- US building greenfield business
  - 78 people
  - 250 stocks covered
  - FY09 profitable
- Canada
  - Increased research coverage into more sectors

ECM Canada and US
- Capital raised for FY09 $US0.6b vs $US1.1b in pcp

Delta 1
- Profitable arbitrage trading opportunities

Europe/South Africa

Market conditions
- Europe: Total market turnover FY09 down 36% on pcp
- Europe ECM market down, capital raised for FY09 105b vs 149b in pcp[8]
- South Africa: Total market turnover FY09 down 6% on pcp
- Unprecedented equity markets volatility

Activity

Cash
- Europe building greenfield business
  - 48 people
  - 100 stocks covered
  - FY09 break even
- South Africa
  - Top 3 ranking (Institutional Investor)

Delta 1
- Profitable arbitrage trading opportunities

Note: Operating income excludes loan provisions, impairment charges and equity accounted losses, unless otherwise stated. 1. Source: Thomson Reuters. 2. Research and Sales Strength. 3. Source: IRESS - Institutional and retail market share FY09. 4. Source Dealogic. 5. Asian Equity Research/Advisory Share for US Institutions – Asian PMs. 6. Asian Equity Research/Advisory Share for European Institutions – Asian PMs. 7. Source: FP Infomart. 8. Source: Bloomberg

Market conditions and activity
Macquarie Capital – operating income down 15%
299 deals valued at $A203b (304 deals valued at $A199b pcp)

Cash Equities > Underwriting > Advisory > Funds management > Balance Sheet

Infrastructure

Market conditions
- Global completed transactions in FY09 down 16% on pcp to 379 from 451[1]
- PPPs reaching financial close in FY09 down 26% on pcp to 65 from 88[2]

Activity
- Solid advisory activity: 66 deals valued at approx $A95b (86 deals valued at approx $A69b in pcp)
- Adviser:
  - £16b refinancing of BAA
  - APA Group on the $A703m sale of utility assets into an unlisted vehicle
  - MIP-led consortium on acquisition of Puget Energy for $US7.9b
  - Origin Energy defence of BG Group's $A14b takeover offer and formation of JV with ConocoPhillips of up to $A11b
  - ACS Infrastructure Developments on the I-595 Corridor Roadway Improvement Project in Florida
  - Marubeni-led consortium on approx $S5b capital raising and acquisition of Senoko Power

TMET

Market conditions
- Global M&A volumes in FY09 down 45% on pcp[3]
- TMET subsectors showed mixed signs of improvement over the course of FY09:
  - 10% outperformance by the global telecommunications equity index in FY09[4]
  - Gaming – sector underperforming the global market index by 20% in FY09[5]

Activity
- Reasonable advisory activity: 30 deals valued at approx $A9b (40 deals valued at approx $A33b in pcp)
- Adviser :
  - Borealis Infrastructure on acquisition of Teranet Income Fund for $C2.0b
  - Unisteel sale to Kohlberg Kravis Roberts & Co. for $S787m
  - MYOB on acquisition by Manhattan Software for $A501m
  - MCG on potential sale to CPP for $A7.3b

FIG

Market conditions
- Global financial crisis emanated from FIG sector but now showing signs of recovery
- $A1.8t of write-downs resulting in vast recapitalisation requirements with $A1.5t in new capital to date[6]
- US financial stocks in FY09 down 64% on pcp and Australian financial stocks down 35% on pcp[7]
- Banks increasingly focussing on home markets and core businesses

Activity
- Reasonable advisory activity: 17 deals valued at approx $A6b (25 deals, valued at approx $A10b in pcp)
- Adviser:
  - Bupa on merger of Bupa Australia with MBF Australia for $A2.4b cash consideration
- Joint Lead Manager
  - $A2b institutional placement by QBE
  - ANZ, Westpac and Suncorp Metway on hybrid issues

Funds Management

Market conditions
- Fall in equity value of listed securities means many investors overweight unlisted and liquidity concerns
- Global decline in new commitments to managed infrastructure funds (infrastructure fund raisings in CY08 down 28% on pcp to $US26b from $US36b)[8]
- Patronage managed assets experiencing some softening in traffic
- Tightening in debt markets leading to lower availability of debt and increased funding costs

Activity
- Equity raised for Funds in FY09 $A7.6b down from $A11.5b in pcp
- Equity raised for Funds in Mar 09 qtr $A4.2b up from $A3.7b in pcp
- $A9b in fund equity invested during FY09 down from $A12.5b in pcp
- Over $A6b equity in unlisted funds available for investment down from $A9b at Mar 08
- FY09 total new debt raised $A11b; $A9b refinanced in managed assets. Approx 5% of total debt maturing in the next 12 mths
- FY09 over 60 assets sold for equity proceeds of approx $A5b, up from 20 assets sold for equity proceeds of approx $A3b in pcp

Major fund acquisitions
- Puget Energy – MIP, MIP II, MFIT
- Pisto SAS (oil storage & distribution) EV $A930m – GIF III
- Condor Group (ferries) – MEIF2
- Petermann (buses) – MGOP
- GWE (energy) – MEIF2
- Waste Industries (non-hazardous waste) –MIP
- Sentient (private aviation) – MGOP

Funds launched
- Macquarie SBI Infrastructure Fund (India) - MSIF

Note: Operating income excludes loan provisions, impairment charges and equity accounted losses, unless otherwise stated. 1. Source: Factset. 2. Source: Infrastructure Journal Online & Infrastructure News. 3. Source: Mergermarket M&A volumes for Telecommunications, Media, Leisure and Technology sectors for CY08 vs CY07. 4. MSCI Global Telecommunications Index and MSCI Global Index for FY09. 5. S-Net Global Gaming Index and MSCI Global Index for year ending 31 Mar 09. 6. Source: Bloomberg. 7. Source: IRESS 8. Preqin

Market conditions and activity

Macquarie Capital – operating income down 15%

299 deals valued at $A203b (304 deals valued at $A199b pcp)

MACQUARIE

Cash Equities | Underwriting | Advisory | Funds management | Balance Sheet

Resources

Market conditions
- Global M&A in the Energy and Power sector in CY08 down 30% on pcp to $US435b from $US625b[1]
- ECM markets remain open with CY08 Australian issuance totalling $A8b, down 40% on pcp, Canadian issuance totalling $A9.6b, down 53% on pcp[1]
- Gold markets strong in the Mar 09 qtr and other base metals showing signs of recovery
- Oil and gas markets seen significant falls during FY09 (down 59% for West Texas Intermediate spot oil on pcp and down 60% for Henry Hub Natural Gas spot on pcp[2])
- Increased consolidation particularly cross border deals (primarily Chinese offshore investment)

Activity
- Strong advisory activity: 90 deals valued at approx $A69b (52 deals valued at approx $A20b in pcp)
- Adviser:
  - Rio Tinto on response to the pre-conditional takeover offers from BHP Billiton
  - New Gold on $C1.3b three way merger with Metallica Resources and Peak Gold
  - Goldcorp on acquisition of Gold Eagle Mines for total consideration of $C1.5b
- Joint Bookrunner and Joint Lead Manager of the $US133m Hong Kong IPO of Real Gold Mining
- Underwriter for raising by Agnico-Eagle Mines

Real Estate

Market conditions
- Significant declines in commercial real estate markets in CY08 expected to continue into CY09. Prime office values down from peak to Dec 08 in London (39%), New York (36%), Sydney (21%), Hong Kong (20%) and Singapore (15%)[3]
- REIT recapitalisations commenced in Australia in Dec 08 qtr ($A12.6b/23% of market capitalisation), followed by the UK and Asia in the first part of Mar 09 qtr
- Positive signs of recovery in Australian residential market, buoyed by fiscal stimulus, particularly for first home buyers. First home buyers finance commitments in Feb 09 up 64%, from its trough in Jun 08[4]

Activity
- Reasonable advisory activity: 29 deals valued at approx $A8b (39 deals valued at approx $A19b in pcp)
- Adviser:
  - Mapletree Logistics Trust on $S607m capital raising in Singapore
  - Australand on $A461m capital raising
  - Macquarie CountryWide on a number of US asset sales
  - Macquarie Prime REIT on sale of 26% interest in itself and associated management rights to YTL for $S285m
  - Unlisted capital raisings for ABPP (UK), Retirement Village Group (Australia), Macquarie Goodman Japan Logistics Fund
- Underwriter $S407m Private Placement & Preferential Offering for Ascendas REIT

Industrials

Market conditions
- Weak economic conditions globally, constraining M&A and capital markets activity in FY09
- Private equity activity down substantially since CY07. With the value of Australian private equity transactions in CY08 down 74% on pcp from $A43b to $A11b[5]
- Increasing investment banking activity in recapitalisations, debt advisory and restructuring. Proportion of equity raisings relating to recapitalisations was 63% in FY09 vs 32% in pcp
- Chinese IPO activity in CY08 down 78% on pcp from a high of RMB448b to RMB102b[2]

Activity
- Reasonable advisory activity: 67 deals valued at approx $A16b (62 deals valued at approx $A48b in pcp)
- Adviser:
  - Kirin-owned National Foods on $A880m acquisition of Australian Co-operative Foods (Dairy Farmers)
  - LS Cable on $US1.2b acquisition of Superior Essex
  - Hastie Group on $A204m acquisition of Rotary Limited
  - MIP and Goldman Sachs Direct on buyout of Waste Industries USA
  - Hyde Park Acquisition on acquisition of Essex Crane Rental
- Joint Sponsor, Joint Global Coordinator, Joint Lead Manager and Joint Bookrunner, together with CICC on the successful $US1.5b "A Share then H Share" IPO of China South Locomotive & Rolling Stock Corporation

Note: Operating income excludes loan provisions, impairment charges and equity accounted losses. 1. Source: Thomson. 2. Source: Bloomberg. 3. Source: Jones Lang LaSalle. 4. Source: Australian Bureau of Statistics. 5. Source: Mergermarket

Market conditions and activity

Macquarie Funds Group – operating income down 37%

Total MFG AUM $A44.6b[1] – down 6% on pcp

MACQUARIE

Cash Equities | Underwriting | Advisory | Funds management | Balance Sheet

Wholesale

Market conditions[2]
- Global AUM, excluding money market funds, down 36%[3]
- US mutual fund AUM down by 23%[4]
- UK investment funds AUM down by 23%[4]
- Major Australian fund managers have seen assets down by over 20%[5]
- Asian mutual fund AUM down 32%[6]
- Global hedge fund AUM down by nearly 30%[7]
- Australian Equity fund flows down 35%[5]

Activity
- Further expanded global investment management resources
- Strong relative fund performance in key sectors[8]:
  - Credit – Diversified Treasury Fund and Australian Fixed Interest High Grade ranked first quartile over 1, 2, 3, 4 and 5 years[9]
  - Global REITs – First quartile over 1, 2 and 3 years[9]
  - Quantitative equities – Pure Index first quartile over 2, 3 and 5 years; Enhanced Equities first quartile over 1 year and Enhanced Plus Equities first quartile over 2, 3 and 5 years[9]
- Australian Equities – over $A1b in net inflows for FY09 vs $A700m net inflows in the pcp
- Launched Global Multi Events Fund which capitalises on stock specific events
- Successfully launched Debt Market Opportunities strategy, specifically targeted at the dislocation in the Australian mortgage-backed securities market
- Won a significant debt securities mandate from the Future Fund
- Introduced high alpha commodity strategy
- Clean Technology II Fund launched on foundation of raising over $A200m previously

Retail

Market conditions[2]
- Cash weighting across the Australian AUM market is highest for almost a decade[5]
- Money market funds had $US800b of net inflows globally[3]
- Australian Government guarantee has seen a large move to cash[5]
- Falling interest rates has seen investors seeking alternative risk adverse sources of income
- Increasing investor preference for vanilla style products

Activity
- Winner, Money Management / Lonsec Fund Manager of the year 2008, Fixed Interest Australia
- Income Opportunities Fund AUM up by over 70%
- Strong credit and fixed interest product ratings
- Launch of Australian Equity Income Fund to capitalise on investors seeking an alternative source of income to traditional cash products
- Macquarie Emerging Markets Infrastructure Fund launched
- Growing AUM in the UK OIEC including Infrastructure securities and REITs
- Launched Macquarie and Rogers China Agricultural Index
- Expanded agricultural business in Australia and established international presence

Note: Operating income excludes loan provisions, impairment charges and equity accounted losses. 1. This excludes $A5.1b AUM from Macquarie's acquisition of the remaining shares in Allegiance Investment Management in Jan 09. 2. CY08 vs pcp. 3. Strategic Insight "Windows into Global Asset Management Global Fund Distribution" Mar 09. 4. Strategic Insight Global "Global Mutual Fund Flow Watch" - Feb 09. 5. Rainmaker Information "Rainmaker Roundup" Dec 08. 6. Strategic Insight Global "Asia Flow Watch" - Feb 09. 7. IFSL Research Hedge Funds 2009. 8. Past performance is not a reliable indicator of future performance. 9. Mercer Wholesale Surveys

Market conditions and activity
Treasury & Commodities – operating income up 24%

Cash Equities > Underwriting > Advisory > Funds Management > Balance Sheet

Foreign Exchange	Energy	Agriculture	Metals	Freight	Futures
Market conditions • High volatility • Reduced liquidity • Beginning of decline in volumes	**Market conditions** • High volatility • Reduced market liquidity • Prices significantly lower	**Market conditions** • High volatility and high correlation • Reduced market liquidity • Reduced investor interest	**Market conditions** • High volatility • Precious metals prices OK • Base metals prices significantly lower	**Market conditions** • Significant reduction in market liquidity • Freight pricing collapse	**Market conditions** • Volumes decline particularly in 2H09
Activity • Record year, operating income up 31% on pcp • FX deal volumes up 79% on pcp • Development of retail FX platform opportunities	**Activity** • Record result, operating income up 175% on pcp, driven by increased market penetration and growth of physical gas, power and OTC businesses • Total energy volumes up 86% on pcp • Continued growth in the US power franchise • Entry into European power • Continue to grow coal trading • Acquisition of Constellation's downstream natural gas business, ranked No.2 in North America	**Activity** • Operating income well down on pcp. Increased corporate flow offset by decreased investor market participation • Scale back investor products offering • Manage correlation books accordingly	**Activity** • New financing opportunities across both metals and energy including distressed assets • Exploring coal financing opportunities	**Activity** • Manage freight book according to new market conditions • Explore opportunities in wet freight	**Activity** • FY09 futures execution volumes down 29% on pcp • Focus in expansion opportunities in the UK and US through acquisition of teams and/or businesses • Acquisition of Chicago based futures clearing merchant Shatkin Arbor

Note: Operating income excludes loan provisions, impairment charges and equity accounted losses

Market conditions and activity
Other banking divisions

Cash Equities > Underwriting > Advisory > Funds Management > Balance Sheet

Real Estate Banking

Operating income down 54% on pcp

Market conditions
- Australian REIT prices at Mar 09 down 61% on pcp
- Australian building approvals at Feb 09 down 26% since Mar 08
- Credit conditions remain tight with finance still difficult to access and cost of funds elevated
- Residential prices down since the peak of cycles[1] in Australia (4%), UK (19%) and US (29%)

Activity
- Unlisted capital raising: MGPA Fund III closing in Jun 08 with $US5.2b equity raised and St Hilliers Property Fund 4, successfully closing with $A200m in commitments
- Exited the Goodman Asia platform
- 162ha Stonecutters Ridge residential development launched in Western Sydney
- Sale of 26% interest in MP REIT and 50% interest in Prime REIT Management Holdings Pte Ltd (MP REIT Manager)

Corporate and Asset Finance

Operating income up 24% on pcp

Market conditions
- Economic slowdown resulting in longer asset utilisation periods and higher residual realisation
- Fewer competitors
- Debt for customers more limited and priced at a premium
- Weaknesses in a number of industry groups
  - Integrated circuit / electronics manufacturing
  - Freight rail car

Activity
- Loan and asset portfolio at Mar 09 up 16.5% to $A8.5b on pcp
- Strong results from $US750m acquisition of CIT Systems Leasing
- Growth initiatives continue in all leasing and financing business units

Note: Operating income excludes loan provisions, impairment charges and equity accounted losses. 1. Source: Bloomberg (23 Apr 09)

Market conditions and activity
Banking & Financial Services – operating income down 1%

Private Wealth > Intermediary > Funds Management > Balance Sheet

Private Wealth/Direct

Market conditions
- Challenging equity markets with estimated retail market trading volumes down 36% on pcp
- Client wealth affected by markets with S&P ASX 200 in Mar 09 down to 3,582 from 5,355 in Mar 08[1]

Activity
- Macquarie Private Wealth remains No.1 Retail Full Service Stockbroker in terms of volumes and market share
- MPW ASX retail turnover down 34% to $A23.9b from $A36.3b in pcp
- Entered into strategic partnership with WHK Group Limited
- Continued development of international ventures in India, Singapore and HK
- Increase cash management focus through advertising
- Increased focus on direct, non-advised clients
- Client numbers now at 273k – 21,500 up on pcp
- Adviser numbers remain steady at 430

Intermediary

Market conditions
- Continued challenging market conditions on wrap, cash and investment products

Activity
- Macquarie Life Inforce risk premiums up 170%; launch of mortgage insurance and SUMO insurance products
- Further integration of administrative offerings with wrap, cash, Outplan, Olicc and Coin
- Source new funding for Mortgages
- Client numbers now at 600k – up 85k on pcp

Funds Management

Market conditions
- Challenging conditions for non-cash products
- Agriculture commodity prices have reduced to 2007 levels compared to 2004 levels for other commodities

Activity
- Macquarie Pastoral Fund acquired 8 new properties in NSW and FUM up 256% to $A434m on pcp
- Winton Global Alpha Fund upgraded by Zenith
- Launch of internet cash product Cash XL
- Establishment of channel to distribute products to wholesale investors

Balance Sheet

Market conditions
- Increased focus on balance sheet cash levels (Australian household deposits up 23%)[2]
- Interest rates in Apr 09 down to 3.00% from 7.25% in Mar 08
- Introduction of the Australian government guarantee on deposits in Oct 08

Activity
- Total retail deposits as at Mar 09 up 103% to $A13.4b from $A6.6b in pcp
- Total retail lending facilities for more than 140k[3] clients – remaining steady on pcp
- Cash Management Account launched in Nov 08
- Sale of margin loan portfolio to Leveraged Equities[4]

Note: Operating income excludes loan provisions, impairment charges and equity accounted losses. 1. FY09 vs FY08. 2. Source: APRA mthly banking statistics Household Deposits on Australian Banks of Individual Banks Feb 09 vs Mar 08. 3. Included in Private Wealth and Intermediary client numbers. 4. Wholly owned subsidiary of Bendigo and Adelaide Bank

Proposed changes to remuneration arrangements

- Macquarie's remuneration approach aims to:
  - align the interests of staff with shareholders; and
  - attract and retain quality staff
- Remuneration arrangements refined in light of global remuneration and regulatory trends
- Proposed changes remain consistent with Macquarie's long-standing approach
- Proposals expand on modifications made in 2008 which included an increase in the portion of performance based profit share deferred and allocated as equity for the CEO and other members of the Group's Executive Committee
- Key proposed changes announced during FY09 include:
  - For Executive Directors (EDs), profit share paid out in cash will be reduced and the percentage of retained profit share will be increased with retained profit share fully invested in a combination of fully paid ordinary Macquarie shares and Macquarie-managed fund equity
  - For EDs the vesting and payout schedule for retained profit share has been changed to 3-7 years
  - Amend payout of unvested retained profit share for departing EDs to include clawback provisions
  - Transitional arrangement that will align the old and new schemes
  - For all staff other than EDs, any retained profit share will be delivered in future in fully paid ordinary Macquarie shares
  - New share options granted will be substantially reduced, restricted to CEO and Executive Committee members, resulting in a reduction in the share options expense over time
  - If approved by shareholders, currently estimated that approx $A500m of primarily prior years' and some current year retained profit share will be applied to the grant of fully paid ordinary Macquarie shares. These will be provided via the issue of new shares, priced at VWAP from 4 May 09 to 29 Jul 09
- Proposed changes to apply to remuneration for current year as well as future years
- Shareholder approval to be sought at July AGM
- Aim to deliver best outcome for Macquarie and shareholders

Macquarie model – focus over the medium term

- Client driven business
  - Main business focus is providing products and services to clients
  - Trading businesses focussed on client transactions
  - Minimal proprietary trading
- Alignment of interests with shareholders, investors, staff
  - Alignment through co-investment by Macquarie Group and staff
  - Performance driven remuneration
- Conservative approach to risk management
  - Conservative capital and funding profiles
  - Apply a stress test approach to all risk types, examining the consequences of worst case outcomes and gaining confidence they can be tolerated
  - Determine aggregate risk appetite by assessing risk relative to earnings more than by reference to capital
- Incremental growth and evolution
  - Significant portion of profit comes from businesses that did not exist five years ago but grow from areas of real expertise
  - Business initiatives driven from within the Operating Groups which are closest to markets and clients
- Diversified by business and geography
- An ability to adapt to change

Macquarie model – focus over the medium term 2004-2009

Operating income


2004
Original businesses (37%)
Organic growth (23%)
2009
New businesses (40%)

$A2.8b

$A7.6b[1]

40% of FY09 operating income[1] comes from businesses that did not exist 5 years ago

1. Represents operating income before loan provisions, impairment charges, equity accounted losses and one-off items of income

Macquarie model – focus over the medium term 2004-2009

MACQUARIE

Macquarie Securities

Businesses entered 2004 to 2009 contributed approx 73% to Macquarie Securities' FY09 operating income

Businesses/activities entered include:

2004
- Purchased ING Asia cash equities including arbitrage trading
- Established Structured Equity Finance in Europe

2005
- Commenced Indian cash equities business

2006
- Established synthetic products business
- JV with First South Securities, South Africa

2007
- Established Prime Platform in Australia
- Acquired 100% of Orion Securities in Canada

2008
- Commenced greenfield businesses in Europe and US

Businesses/activities exited:
- Japanese Derivatives JV – Mizuho (insignificant contribution to FY06 income)
- South African Derivatives JV – Nedbank (loss making FY08)

Macquarie Capital

Businesses entered 2004 to 2009 contributed approx 41% to Macquarie Capital's FY09 operating income

Businesses/activities entered include:

Geographic Expansion

2004
- Acquisition of ING's Asian ECM business
- Middle East office established

2005
- India offices established

2006
- China offices established

2007
- Acquisition of Orion Securities (Canada) and Giuliani Capital Advisors (US)

Sector / Product Expansion

2004
- New unlisted funds

2005
- Offshore industrials M&A and ECM

2007
- US Restructuring Advisory

2008
- Renewables and climate change

Businesses/activities exited:
- Largely exited Infrastructure Bonds in Australia and cross border leasing, due to changes in market conditions and regulation
- Thai Military Bank JV in Thailand; Shinsei JV in Japan

Macquarie Funds Group

Businesses entered 2004 to 2009 contributed approx 43% to Macquarie Fund Group's FY09 operating income

Businesses/activities entered include:

2005
- Enter retail platform distribution market

2006
- First to market with Infrastructure Securities Funds now approx $A2b AUM
- Launch of Global REITs capability, now over $A500m AUM
- Establish global private equity capability
- Offered new Capital Protected Lending Products and Agriculture investments
- Establish offshore investment teams, now over 70 investment professionals

2009
- Acquired two US fixed income businesses and an emerging market equity manager

Businesses/activities exited:

2008
- Macquarie IMM Korea sold

Note: 2004 figures for the above operating groups have been amended to reflect internal restructures during the period. All figures represent operating income before loan provisions, impairment charges and equity accounted losses, unless otherwise stated

Macquarie model – focus over the medium term 2004-2009

MACQUARIE

Treasury and Commodities

Businesses entered 2004 to 2009 contributed approx 30% to Treasury & Commodities' FY09 operating income

Businesses/activities entered include:

2005
- US natural gas trading
- UK natural gas trading

2006
- UK gas supply & metering
- Emissions trading
- Coal trading & hedging services
- Dry Freight
- Emerging markets platform

2007
- US power trading
- Renewables hedging and trading

2008
- Credit trading

2009
- European power

Businesses/activities exited:
- Physical wool trading due to change in economics in the underlying commodity
- Exit Kookmin Bank joint venture and RBS joint venture due to maximisation and natural maturity of the relationships

Corporate and Asset Finance

Businesses entered 2004 to 2009 contributed approx 52% to Corporate and Asset Finance's FY09 operating income

Businesses/activities entered include:

2004
- Expanded finance, trading and remarketing activities in electronics manufacturing, testing and assembly equipment
- Launch of commercial aviation engine finance
- Roll out and lease finance of approx 1m domestic gas and electricity meters in UK
- Commenced specialist full lifecycle services business for technology equipment

2006
- Established rolling stock leasing business

2007
- Securitised in excess of $A5b of motor vehicle and equipment leases
- Expansion of equipment finance activities to China and Europe (and Japan in 2009)

2008
- Acquisition of CIT Systems Leasing business in US

2009
- Established lifecycle services joint venture with NEC Japan
- Various – Entered strategic alliances with various leading equipment manufacturers

Businesses/activities exited:
- Coriolis Water Services – sold: non-core activity and made no material net contribution to income

Banking and Financial Services

Businesses entered 2004 to 2009 contributed approx 8% to Banking and Financial Services' FY09 operating income

Businesses/activities entered include:

2004
- Established Macquarie Premium Funding

2005
- Acquired Coin Financial Planning Software

2006
- Established Macquarie Life

2007
- Launched Macquarie Credit Cards
- Acquired 51% of online forex company OzForex
- Acquired percentage stake in Olicc
- Launched Macquarie Pastoral Fund
- Established joint venture with Indian financial services company Religare

2008
- Established private bank in Hong Kong and Singapore

2009
- Launched UK premium platform service
- Entered strategic partnership with WHK Group Limited

Businesses/activities exited:

2008
- Mortgages Australia, Mortgages US – ceased mortgage origination due to closure of securitisation markets
- Sale of Mortgages Italy– due to closure of securitisation markets
- Thailand retail broking – ceased operation due to equity market conditions
- Macquarie Personal Finance – due to market conditions

2009
- Macquarie Margin Lending sold to Leveraged Equities due to market conditions (contributed less than 1% to balance sheet)

Note: 2004 figures for the above operating groups have been amended to reflect internal restructures during the period. All figures represent operating income before loan provisions, impairment charges and equity accounted losses, unless otherwise stated

Macquarie model – focus over the medium term 2009+

Macquarie Securities

Cash
- Long term view to be a global broker
- Maintain No.1 market position in Australia
- Continue to grow market share in Asia and improve panel reviews to be ranked top tier with most clients
- Increase Canadian research coverage into more sectors
- Complete the build out of the greenfield businesses in US and Europe
- North American and European acquisition opportunities

Derivatives
- Grow market share
- Develop and Indian derivatives business as that market opens up
- Grow the derivatives business in South Africa
- Build out Institutional derivatives offering

Delta 1
- Grow market share
- Expand arbitrage trading into other markets and products
- Build out synthetic products platform

Macquarie Capital

Australia
- Grow market share as competitors reduce/exit

International
- Grow market share as competitors reduce/exit
- Expand US, Canadian, European and UK ECM and third party advisory businesses through selective recruitment and potential acquisitions
- Continued expansion of Asian ECM and Advisory business including development of securities and trust company activities in China
- Renewables development globally – wind, biosequestration and solar
- Expand resources M&A capabilities in North America
- Geographic expansion: new offices in Mexico City, Dubai and Stockholm
- Expansion of US restructuring advisory business
- Continued expansion of unlisted funds in existing geographies: US, Europe, Korea, India, and Middle East
- New unlisted funds focussing on emerging markets: Mexico, Russia

Macquarie Funds Group

- Grow market share as competitors reduce/exit
- Increase diversity, accessibility and distribution of our offshore product range via
  - launch SICAV for European, Asian and Latin American investors
  - expand current OEIC product range for UK investors
- Expand distribution of high alpha commodity strategies and emerging market infrastructure securities fund
- Variable annuity products designed to provide retirees with certainty of income for life and participation in market growth through potential for guaranteed income to grow
- Fund options such as puts and calls and zero cost collars over funds
- Maintain and grow agricultural products, with greatly reduced competition
- Protected lending that is protected during the term of the investment and not just at maturity.
- Pursue strategic acquisitions and acquire controlling stakes in high-quality specialised asset managers
- Using strong risk and investment management skills to offer free beta exposure to investors via True Index funds
- Offering deposit style products with equity upside

Macquarie model – focus over the medium term 2009+

Treasury and Commodities

Australia
- Grow market share as competitors reduce/exit
- Targeted growth of OTC energy businesses, including coal trading
- Refine and grow client focussed businesses in FX, agriculture, futures and debt markets

United States
- Grow market share as competitors reduce/exit
- Acquisition of Constellation's downstream natural gas trading operation
- Continued development of credit trading business
- Continued development of the US Futures business

United Kingdom
- Grow market share as competitors reduce/exit
- Expansion of environmental products business
- Selective expansion of energy markets and regions traded
- Acquisition of gas metering business (Energy Assets Limited)
- Build out of wet freight trading business

Corporate and Asset Finance

Australia:
- Grow market share as competitors reduce/exit
- Organic growth through systems improvement, client service and competitor exits
- Deploy strong balance sheet in existing corporate and asset finance businesses to benefit clients
- Launch Macquarie Group products through existing distribution channels
- Source fee income through leveraging distribution channels to offer third party product – insurance, maintenance, asset acquisitions

International
- Grow market share as competitors reduce/exit
- Selective recruitment to support corporate finance / lending opportunities – Europe, US and Australia
- Expand primary lending and secondary debt market participation
- Establish preferred third party non-recourse financing relationships in China
- Expand medical equipment leasing activities - US
- Growth of rolling stock financing in Europe
- Establish Maritime leasing business– vessel and support infrastructure
- Growth of Smart Metering leasing and roll out activities
- Expand asset lifecycle service solutions and offering in select international locations
- Establish leasing and asset finance joint ventures with select partners
- Pursue acquisitions in speciality leasing space to capitalise on competitor exit
- Launch speciality leasing funds management business in the US

Banking and Financial Services

Australia
- Grow market share as competitors reduce/exit
- Pursue selective acquisition opportunities, eg strategic partnership with WHK Group Limited
- Growth of specialist high margin relationship banking/lending/advice
- Continue to pursue growth initiatives: Wrap UK, payment/card solutions using new payWave technology, expansion of Self Managed Super solutions
- Expand premium funding business for SMEs
- Increase online investment presence – Macquarie Edge/Macquarie Direct
- Source new funding for mortgage business
- Providing intermediary clients with a genuine alternative partner for:
  - Core banking products
  - Wealth management
  - Innovative administrative solutions

Offshore
- Grow market share as competitors reduce/exit
- Expand UK offering on the back of April launch of premium platform service
- Launch tailored products for the Indian market with JV partner Religare
- Ramp up UHNW Private Wealth offering throughout Asia and China

Outlook

- Market conditions likely to remain challenging, making short-term forecasting extremely difficult
- We continue to maintain a cautious stance with a conservative approach to funding and capital
- FY10 trading likely to be characterised by:
  - Income statement:
    - fewer one off items (e.g. write-downs and provisions)
    - higher compensation ratio to be consistent with historic levels
    - increased effective tax rate to be consistent with historic levels
    - lower earnings on capital reflecting lower global interest rates
    - higher cost of funding inclusive of approx $A200m for Australian government guarantee
  - Balance sheet:
    - decrease in cash balances as funds deployed across the businesses
    - maintain equity investments at or below existing levels
    - lower investment levels in listed funds
- Strong balance sheet, strong team and market conditions provide opportunities for medium term growth, building upon:
  - Strength, diversification and global reach of our businesses
  - Ongoing organic growth initiatives and incremental acquisitions
  - Effective risk management

MACQUARIE

2. RESULT ANALYSIS AND FINANCIAL MANAGEMENT

Greg Ward – Chief Financial Officer

Macquarie Group Limited

Result Announcement for the full year ended 31 March 2009

1 May 2009 – Presentation to Investors and Analysts

Key drivers of year

- Global market disruption impacted all operating group results
- Significant decline in Macquarie Securities and retail broking income, particularly in the second half
- Increased contribution from energy markets, particularly US gas and electricity trading
- Reasonable corporate finance and advisory deal flow
- Good contribution from base fees, performance fees down on pcp
- Significant write-downs, equity accounted losses, provisions and other one off costs totalling $A2.5b:
  - Funds management assets and other co-investments $A1,473m
  - Italian mortgages sale $A248m
  - Loan provisions $A496m
  - Trading asset positions $A326m
- Asset sales well down on pcp
- Financing the acquisition of MIPS
- Fair value adjustments of issued fixed rate subordinated debt
- Substantial reduction in staff profit share expense reflecting lower NPAT and ROE
- Very low tax expense
- Maintained conservative levels of capital and liquidity

Income Statement

	Mar 09 $Am	Mar 08 $Am	Mvt %	Key drivers
Net interest income	938	817	15	• Increase in average loan volumes, increase in net margins
Fee & commission income	4,045	4,645	(13)	• Reasonable M&A deal flow, brokerage down, performance fees down
Trading income	1,212	1,851	(35)	• Strong energy market volumes, difficult equity market conditions
Share of net profits of associates	468	156	200	• Broadly comparable to distributions received
Other asset & equity investment income	550	1,103	(50)	• Asset sales down on strong pcp
Other income	354	220	61	• Increased operating lease income contribution
Operating income before write-downs, impairments, equity accounted losses and other one-off items[1]	**7,567**	**8,792**	(14)	
Financing the acquisition of MIPS	197	-	n/m	• Financing the acquisition of £150m in Feb 09
Fair value adjustment on fixed rate subordinated debt	274	72	281	
Write-downs, impairment charges	(1,901)	(616)	209	• Refer slide 11
Equity accounted losses	(394)	-	n/m	• Refer slide 11
Mortgages Italy[2]	(217)	-	n/m	• Loss on sale of portfolio and associated restructuring costs
Total operating income (as reported)	**5,526**	**8,248**	(33)	
Total operating expenses	(4,537)	(6,043)	(25)	• Reduction in staff expenses
Net profit before tax and minorities	**989**	**2,205**	(55)	
Income tax expense	(15)	(317)	(95)	• Refer slide 46
Minority interests	(103)	(85)	21	
Net profit after tax	**871**	**1,803**	(52)	
Expense to income ratio	82%	73%		
Compensation ratio	41%	47%		

1. This represents operating income before write-downs, impairment charges, equity accounted losses, provisions and one-off items of income including the profit on the purchase of the MIPS and the fair value adjustment of fixed rate issued debt relating to changes in the market price of Macquarie's credit spreads. 2. Excludes $A31m of restructuring and redundancy costs classified as operating expenses

MACQUARIE

Net profit contribution by operating group

	Mar 09 $Am	Mar 08 $Am	*Movement %*
Macquarie Capital	1,508	2,377	*(37)*
Treasury & Commodities	839	694	*21*
Macquarie Securities	310	1,217	*(75)*
Banking & Financial Services[1] (excluding Mortgages Italy)	288	267	*8*
Macquarie Funds	70	309	*(77)*
Corporate and Asset Finance	143	127	*13*
Real Estate Banking	31	184	*(83)*
	3,189	**5,175**	*(38)*
Mortgages Italy[3]	(248)	-	*n/m*
Write-downs, impairment charges and equity accounted losses	(2,295)	(616)	*273*
Financing the acquisition of MIPS	197	-	*n/m*
Fair value adjustment on fixed rate subordinated debt	274	72	*281*
Corporate[4]	(246)	(2,828)	*(91)*
Net profit after tax	**871**	**1,803**	*(52)*

1. Banking and Financial Services result excludes loss on sale of the Mortgages Italy portfolio. 2. The profit contribution by operating group includes income from external customers and transactions with other operating groups, direct operating costs (e.g. salaries & wages, occupancy costs and other direct operating costs), internal management charges, and excludes write-downs on co-investments, certain corporate costs not recharged to operating businesses. The amounts are before income tax. 3. 2009 includes loss on sale of portfolio, restructuring and redundancy costs and loan provisions. Excludes operating losses and associated internal management charges which eliminate on consolidation in the Group's statutory P&L. 4. Includes Group Treasury, Head Office and central support functions. Costs within Corporate include unallocated Head Office costs, employment related costs, earnings on capital, non-trading derivative volatility, income tax expense and amounts attributable to minority interests. Write-downs on co-investments in the Corporate segment are reflected in "Write-downs, impairment charges and equity accounted losses" above

MACQUARIE

Macquarie Capital
Result

	Mar 09 $Am	Mar 08 $Am	% Mvt
Net interest income / (expense)[1]	(381)	(289)	32
Funds management income:			
– base fees	518	523	(1)
– performance fees	219	321	(32)
M&A, advisory and underwriting income	1,156	1,310	(12)
Other fee income	179	165	8
Asset and equity investment income	757	798	(5)
Operating lease income	94	35	169
Internal revenue[2]	256	389	(34)
Other income / (expense)	(19)	11	(273)
Total income	**2,779**	**3,263**	**(15)**
Total expenses	(1,271)	(886)	44
Profit contribution[3] (before write-downs, impairment charges and equity accounted losses)	**1,508**	**2,377**	**(37)**
Write-downs, impairment charges and equity accounted losses	(1,257)	(140)	n/m
Net profit contribution[3]	**251**	**2,237**	**(89)**
EUM ($Ab)	53.3	58.0	(8)
AUM ($Ab)	159.5	148.1	8
Staff numbers	2,617	2,786	(6)

- Extremely challenging market conditions, well down on record pcp
- Base fees down 1% on pcp
  - EUM $A53b – 8% down on pcp reflecting listed market declines
  - $A7.6b in new capital raisings by Macquarie Capital's managed funds and consortia
- Performance fees: MAG, DUET, managed assets in 1H09, minimal performance fees in 2H09
- Reasonable advisory activity: 299 deals valued at $A203b (304 deals valued at $A199b in pcp)
- Asset sales: Longview oil & gas assets, Red Bee Media, positions in Dyno Nobel and Boart Longyear in 1H09, minimal asset sales in 2H09
- Write-downs, impairment charges and equity accounted losses include:
  - Macquarie managed funds including MIG, MCG, MMG, MIC ($A417m)
  - US portfolios of ABS held as available for sale ($A55m)
  - Other equity investments including Japan Airports, Spirit Finance, Gateway Casinos, European Directories, allowance made for BrisConnections ($A752m)
  - Loans and receivables ($A33m)
- Expenses up 44%
  - One-off costs related to business restructuring
  - Full year impact of 2008 growth in new offices and certain businesses
  - Devaluation of AUD increasing offshore expenses

1. Includes internal net interest expense and transfer pricing on funding provided by Group Treasury that is eliminated on consolidation in the Group's statutory P&L. 2. Internal revenue allocations are eliminated on consolidation in the Group's statutory P&L. 3. Management accounting profit before unallocated corporate costs, profit share and income tax

Treasury and Commodities
Result

	Mar 09 $Am	Mar 08 $Am	% Mvt
Fee and commission income	166	160	4
Commodities trading income[1]	650	409	59
FX trading income[1]	164	131	25
Interest rate trading income[1]	163	158	3
Asset and equity investment income	130	130	-
Internal revenue[2]	66	95	(31)
Other income	28	16	75
Total income	**1,367**	**1,099**	24
Total expenses	(528)	(405)	30
Profit contribution[3] (before write-downs, impairment charges and equity accounted losses)	**839**	**694**	21
Write-downs, impairment charges and equity accounted losses	(330)	(92)	n/m
Net profit contribution[3]	**509**	**602**	(15)
Staff numbers	680	611	11

- Good contribution from commodities and foreign exchange - market volatility and good volumes key drivers of result
  - significant contribution from US natural gas, good contributions from energy OTC products and US electricity businesses
  - FX trading result driven by volatile currency markets leading to increased client demand
- Interest rate trading good contribution in difficult market conditions
- Good contribution from sale of oil and gas interests and equity investments in the resources sector
- Acquisition of Constellation Energy's Houston based downstream natural gas trading operations in Mar 09
- Write-downs, impairment charges and equity accounted losses include:
  - Resources equity co-investments ($A120m)
  - Net loan impairment charges ($A160m)
  - CLO/CDO portfolio ($A50m)
- Expenses up 30%
  - Increased investment in IT infrastructure

1. The relative contribution of Net interest income and Trading income to Income from trading activities can vary from period to period depending on the underlying trading strategies undertaken by Macquarie and its clients. As such, to obtain a more complete view of the group's trading activities, Net interest income has been combined with the various Trading income categories above. 2. Internal revenue allocations are eliminated on consolidation in the Group's statutory P&L. 3. Management accounting profit before unallocated corporate costs, profit share and income tax

Macquarie Securities
Result

	Mar 09 $Am	Mar 08 $Am	% Mvt
Equity products[2]	410	888	(54)
Brokerage and commission income	688	867	(21)
Other fee income	156	179	(13)
Internal revenue[3]	121	220	(45)
Other income	4	13	(69)
Total income	**1,379**	**2,167**	(36)
Brokerage & commission expenses	(256)	(360)	(29)
Other expenses	(813)	(590)	38
Total expenses	(1,069)	(950)	13
Profit contribution[4] (before write-downs, impairment charges and equity accounted losses)	**310**	**1,217**	(75)
Write-downs, impairment charges and equity accounted losses	(35)	-	n/m
Net profit contribution[4]	**275**	**1,217**	(77)
Staff numbers	1,540	1,596	(4)

- Equity products income down 54% on pcp, 2H09 especially impacted by:
  - Significant decline in demand for listed/structured products
  - Unprecedented volatility during 2H09 which resulted in trading losses
  - Arbitrage trading income slightly down on pcp
  - Substantial decline in Synthetic Products revenues
  - Significantly lower securities borrowing and lending volumes
- Brokerage, commission and other fee income down on strong pcp:
  - A decline in equity market values, the de-leveraging of certain market participants and a flight of investors from equities saw significantly lower equity market volumes than pcp
- Other expenses up 38% driven by continued investment on enhancing IT platforms and devaluation of AUD increasing offshore expenses

1. Includes internal net interest expense and transfer pricing on funding provided by Group Treasury that is eliminated on consolidation in the Group's statutory P&L. 2. The relative contribution of Net interest Income and Trading income to Income from trading activities can vary from period to period depending on the underlying trading strategies undertaken by Macquarie and its clients. As such, to obtain a more complete view of the group's trading activities, Net interest income has been combined with Trading income above. 3. Internal revenue allocations are eliminated on consolidation in the Group's statutory P&L. 4. Management accounting profit before unallocated corporate costs, profit share and income tax. 5. Institutional and retail market share financial year to date

Banking and Financial Services
Result

	Mar 09 $Am	Mar 08 $Am	% Mvt
Net interest income[1]	425	338	26
Funds management income	229	247	(7)
Brokerage and commissions	198	256	(23)
Platform and other administration fee income	134	144	(7)
Banking, lending and securitisation fee income	75	57	32
Asset and equity investment income	49	1	n/m
Internal revenue[2]	(22)	7	n/m
Other income	73	120	(39)
Total income	**1,161**	**1,170**	(1)
Total expenses	(873)	(903)	(3)
Profit contribution[3] (excl. Mortgages Italy and before write-downs, impairment charges and equity accounted losses)	**288**	**267**	8
Mortgages Italy[4]	(248)	-	n/m
Write-downs, impairment charges and equity accounted losses	(139)	(29)	379
Net profit contribution[3]	**(99)**	**238**	n/m
AUM[5] ($Ab)	19.2	23.1	(17)
FUM / FUA[6] ($Ab)	104	114	(9)
Staff numbers	2,598	3,058	(15)

- Net interest income growth:
  - Retail deposits up 103% from Mar 08 to $A13.4b – new products include Cash XL and Cash Management Account
  - Improved margins from Mortgages Australia as portfolio run-off continues
  - Majority of margin lending business sold in Jan 09
- CMT down 16% from Mar 08 to $A14.7b
- Challenging equity markets impacting broking volumes
  - MPW's volumes down 34% on pcp
  - MPW remains No. 1 full service retail stockbroker[7] in Australia.
- Wrap FUA down 22% from Mar 08 to $A17.5b
  - Good inflows offset by negative market movements
  - Macquarie Wrap ranked No. 1 for Wrap inflows in the Australian market for CY08
- Asset and equity investment income – sale of majority of margin lending business in Jan 09
- Write-downs, impairment charges and equity accounted losses include:
  - Loss on sale of BrisConnections holding in 1H09 ($A20m)
  - Impairment charges on other equity co-investments ($A27m)
  - Loan impairments ($A92m)
- Italian mortgages: loss on sale of portfolio of $A248m

1. Includes internal net interest expense and transfer pricing on funding provided by Group Treasury that is eliminated on consolidation in the Group's statutory P&L. 2. Internal revenue allocations are eliminated on consolidation in the Group's statutory P&L. 3. Management accounting profit before unallocated corporate costs, profit share and income tax. 4. Excludes operating losses and internal management charges (eliminated on consolidation in the Group's statutory P&L) totalling $A59m. These amounts are included in "Profit contribution" above. 5. The Macquarie CMT, reported in AUM above, is a BFS marketed product that is managed by MFG. 6. Funds under management / advice/ administration ("FUM / FUA") includes AUM, funds on BFS platforms (eg. Wrap FUA), total loan & deposit portfolios, client CHESS holdings and funds under advice (eg. Macquarie Private Bank). 7. Based on consideration traded

Macquarie Funds
Result

	Mar 09 $Am	Mar 08 $Am	% Mvt
Net interest income / (expense)[1]	65	70	(7)
Funds management: - base fees	142	158	(10)
- performance fees	14	45	(69)
Other fee and commission income	129	111	16
Asset and equity investment income	1	105	n/m
Internal revenue[2]	4	42	(90)
Other income	7	45	(84)
Total income	**362**	**576**	(37)
Brokerage & Commission Expenses	(72)	(87)	(17)
Other Expenses	(220)	(180)	22
Total expenses	(292)	(267)	9
Profit contribution[3] (before write-downs, impairment charges and equity accounted losses)	**70**	**309**	(77)
Write-downs, impairment charges and equity accounted losses	(25)	(2)	n/m
Net profit contribution[3]	**45**	**307**	(85)
AUM[4] ($b)	49.7	47.3	5
Staff numbers[5]	583	496	18

- Result impacted by challenging market conditions
- Increased interest margins from fixed rate loan portfolio combined with full year contribution from retail loans issued to investors in Jun 07
  - Offset by increased funding costs
- Base fees lower across all asset classes, particularly real estate and infrastructure
- Other fee & commission income includes structuring fees, capital protection fees, wholesale threshold management fees and internal fees received for managing BFS products including the CMT
- Minimal asset and equity investment income
  - pcp included profit on sale of Macquarie-IMM
- Substantially lower contribution from seed investments and performance fee products due to adverse affects of market volatility

1. Includes internal net interest expense and transfer pricing on funding provided by Group Treasury that is eliminated on consolidation in the Group's statutory P&L. 2. Internal revenue allocations are eliminated on consolidation in the Group's statutory P&L. 3. Management accounting profit before unallocated corporate costs, profit share and income tax. 4. AUM does not include the Macquarie CMT ($A14.7b at 31 Mar 09) which is a product marketed by BFS and managed by MFG. 5. MFG's headcount increased by 198 new staff during the year, offset by a reduction in staff 2.of 111. The acquisition and consolidation of fund managers in the US during the year, as well as the internal transfer of a European distribution business from the Macquarie Securities Group, contributed 66 staff members to the headcount increase in 09

Corporate and Asset Finance
Result

	Mar 09 $Am	Mar 08 $Am	% Mvt
Net interest income / (expense)[1]	129	101	28
Operating lease income	114	67	70
Fee and commission income	14	13	8
Internal revenue[2]	17	8	113
Other income	14	44	(68)
Total income	**288**	**233**	24
Total expenses	(145)	(106)	37
Profit contribution[3] (before write-downs, impairment charges and equity accounted losses)	**143**	**127**	13
Write-downs, impairment charges and equity accounted losses	(77)	(15)	413
Net profit contribution[3]	**66**	**112**	(41)
Staff numbers	539	546	(1)

- Interest income up 28%
  - Growth in the loan and leasing portfolios
  - Increased margins
  - Full year impact of CIT Equipment Leasing (acquired in Dec 07)
- Operating lease income up 70%
  - Portfolio growth mainly in Electronics business
- Other income down 68%
  - Reduced asset sales activity in second half of year
- Write-downs/impairments of $A77m
  - Impairment against the value of inventory and the residual value of lease assets ($A33m)
  - Loan provisions ($A44m)

1. Includes internal net interest expense and transfer pricing on funding provided by Group Treasury that is eliminated on consolidation in the Group's statutory P&L. 2. Internal revenue allocations are eliminated on consolidation in the Group's statutory P&L. 3. Management accounting profit before unallocated corporate costs, profit share and income tax

Real Estate Banking
Result

	Mar 09 $Am	Mar 08 $Am	% Mvt
Funds management:			
– base fees	32	31	3
– performance fees	2	18	(89)
Advisory fee income	11	-	n/m
Other fee income	10	18	(44)
Asset and equity investment income	68	224	(70)
Internal revenue[1]	(12)	(39)	(69)
Other income	14	22	(36)
Total income	**125**	**274**	**(54)**
Total expenses	(94)	(90)	4
Profit contribution[2] (before write-downs, impairment charges and equity accounted losses)	**31**	**184**	**(83)**
Write-downs, impairment charges and equity accounted losses	(387)	(314)	23
Net profit contribution[3]	**(356)**	**(130)**	**174**
AUM ($b)	14.8	13.6	9
Staff numbers	136	213	(36)

- Difficult market conditions have resulted in write-downs / equity losses / provisions including:
  - Real estate equity investments and inventory ($A192m)
  - Real estate loans ($A170m)
  - MCW, MOF ($A25m)
- Base fees flat, performance fees well down
- Advisory fees includes fees on the sale of the interest in Macquarie Prime REIT and its manager
- Decrease in other fee income due to significantly reduced transaction activity across all real estate markets.
- Assets and equity investment income down due to lower level of asset realisations
  - Good contribution from MGPA equity accounted income
  - pcp included sale of Macquarie ProLogis Trust Management
- Significant transactions include the close of MGPA Fund III at $US5.2b (MGPA Asia Fund III $US3.9b and MGPA Europe Fund III $US1.3b)

1. Internal revenue allocations are eliminated on consolidation in the Group's statutory P&L. 2. Management accounting profit before unallocated corporate costs, profit share and income tax.
3. Management accounting profit before unallocated corporate costs, profit share and income tax

Expenses

- Expenses down 25% - employment expenses down 44% (significantly lower profit share)
- Overall decrease in headcount (Mar 09: 12,716; Sep 08: 13,898; Mar 08: 13,107)
- Expense to income ratio 82.1% (FY08: 73.3%)
- Compensation ratio 41% (FY08: 47%) - impacted by significant write-downs, impairments charges and equity accounted losses
  - — Expect compensation ratio to return to historical levels of 45-50%



$Am
8,000
6,000
4,000
2,000
0
2008
2009
Other
Non-salary technology
Occupancy
Brokerage & commisions
Employment

Taxation

	Mar 09 %	Mar 08 %
Corporate tax rate	**30.0**	**30.0**
Rate differential on offshore income	(26.5)	(14.3)
Non-deductible distribution paid/provided on MIS	1.1	0.5
Non-deductible options expense	4.2	1.7
Other	(7.1)	(2.9)
Effective tax rate	**1.7**	**15.0**

- Permanent differences on operating income before write-downs, impairments, equity accounted losses and other one-off items[1] have been relatively stable
- Lower income due to write-offs in current period has reduced the effective tax rate compared with pcp
- Funding and associated hedging transactions have reduced income and tax expense (approx 12% reduction in reported effective tax rate)
- Expect effective tax rate to return to historical levels of 15-20%

1. This represents operating income before write-downs, impairment charges, equity accounted losses, provisions and one-off items of income including the profit on the purchase of the MIPS and the fair value adjustment of fixed rate issued debt relating to changes in the market price of Macquarie's credit spreads

Equity investments of $A7.2b

- Approx $A0.5b (60%) of the net increase in equity investments relates to FX movements



$Ab
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Mar 08
Mar 09

Category	Description
Transport, industrial and infrastructure	Includes investment in Miclyn Express Offshore (transferred in from HFS assets), Japan Airport and BrisConnections. Most underlying operating businesses operating well, some impairment charges taken
Telecommunications, Internet, Media and Entertainment	Includes investment in European Directories. Underlying operating businesses performing well
Real Estate	Represents property and JV investments/loans. Includes investments in Spirit Finance, with further impairment / equity losses taken
Debt investment entities	Largely relates to holding in Diversified CMBS Investments Inc. Underlying investments are commercial mortgage-backed securities that are highly rated, some impairment charges taken
Finance, investment, funds management and exchanges	Significant investments include Macquarie AirFinance (GATX), Macquarie Goodman Japan Limited (J-Rep) and MGPA. Investments in exchange seats including ASX, Korea, Tokyo, Chicago. Underlying businesses operating well. J-Rep impairment / equity losses recognised
Energy and resources	No material concern with carrying value, impairment charges taken
Other Macquarie managed funds	Mainly includes investments that hedge DPS plan liabilities – no exposure to MQG
Macquarie Unlisted managed funds	Includes investments in MAIP, MEIF funds, MIP funds. Underlying businesses performing well. Some impairment / equity losses taken
Macquarie Listed managed funds[2]	See "Positions in Listed Macquarie-managed funds & fund managers" slide

1. Macquarie holds investments in Macquarie-managed funds and other investments for strategic reasons. Equity investments above excludes investments Held for Sale ("HFS"). Some investments will become classified as HFS when it is highly probable that the asset will be sold in the subsequent 12 months (31 Mar 09: $209m, 31 Mar 2008: $752m). 2. J-Rep has been disclosed in "Finance, investment, funds management and exchanges" for this purposes of this slide

Asset impairment methodology

- Impairment consideration required by Accounting Standards at each reporting date when triggered by significant changes in market, economic or legal environment

Asset	Impairment methodology
Co-investment in managed funds & other equity investments	▪ **Listed investments:** Significant or prolonged decline in market value below carrying value is a trigger for impairment review. Where recoverable amount exceeds carrying value, investments are written down to recoverable amount as determined by the higher of: — market price, unless verifiable evidence from recent comparable asset sales; and, — DCF assessment of value-in-use. ▪ **Unlisted investments:** Underperformance is a trigger for impairment review. Where recoverable amount exceeds carrying value, investments are written down to recoverable amount as determined by the higher of: — underlying asset values; and, — DCF assessment of value-in-use.
Loans	▪ Loans in arrears individually assessed for impairment. ▪ Mortgages portfolio includes: — Australia: arrears[1] = 1.3%, most loans are fully mortgage insured — US: arrears[1] = 4.6%, majority of loans where LVR > 80% are mortgage insured — Canada: most loans are fully insured with underlying government support ▪ Collective provision maintained on total loan portfolio without specific provisions
Collateralised Debt & Loan Obligations, Asset Backed Securities	▪ Assessed individually for impairment based on holding the securities to maturity: — Asset Backed Securities (backed by pools of sub-prime and mid-prime mortgages): carrying value $US129m[2] (53% of par value); no defaults to date — CDO/CLOs: carrying value $US169m[2] (71% of par value); less than 1% in default

1. Arrears based on 90+ days past due at 31 Mar 09. 2. As at 31 Mar 09

Positions in Listed Macquarie-managed funds & fund managers

	Net carrying value[2] $Am	Market value $Am	Unrealised gain/(loss) $Am	Comments
Macquarie Airports (MAp)	1,107	638	(469)	Evidence of recent comparable asset sales (refer to slide 50)
Macquarie Infrastructure Group (MIG)	698	467	(231)	Evidence of recent comparable asset sales (refer to slide 50)
Macquarie Office Trust (MOF)	212	108	(104)	Evidence of recent comparable asset sales (refer to slide 51)
Macquarie Communications Infrastructure Group (MCG)	194	232	38	
Macquarie CountryWide (MCW)	135	40	(95)	Evidence of recent comparable asset sales (refer to slide 51)
Macquarie Media Group	114	47	(67)	Cash; External valuation for buy-back of $A2.39 per unit (in line with carrying value)
Macquarie International Infrastructure Fund (SGX listed)	86	29	(57)	Carried below reported NAV, supported by DCF assessment of value-in-use
J-REP co Ltd (TSE listed real estate funds manager)	76	19	(57)	Carried below reported NAV, supported by DCF assessment of value-in-use
Macquarie Infrastructure Company (NYSE listed)	61	6	(55)	Carried below reported NAV, supported by DCF assessment of value-in-use
Macquarie Korea Infrastructure Fund (KRX listed)	60	58	(2)	
Macquarie Central Office CR-REIT (KRX listed)	30	24	(6)	
Macquarie Leisure Trust (MLE)	18	14	(4)	
DUET Group (DUE)[1]	15	15	-	
Macquarie DDR Trust (MDT)	7	1	(6)	
Total Macquarie-managed funds - Listed	**2,813**	**1,698**	**(1,115)**	

1. DUET price as at 30 Mar 09 due to trading halt on 31 Mar 09. 2. Carrying value net of AVS and equity accounted reserves. 3. All values as at 31 Mar 09

Infrastructure asset values

MAP / MIG carrying values compared to recent transactions

Date	Asset	Proportionate EV	Transaction metrics
Macquarie Airports	**12.7x estimated (historic) EV/EBITDA[1] based on MQG equity carrying value**		
Jan 09[2]	Cairns Airport	$A530m	Approx 14x[3] (historic) EV/EBITDA
Dec 08	Mackay Airport	$A208.8m	>25x[4] (historic/normalised) EV/EBITDA
Oct 08	Brisbane Airport (12.4%)	$A490m	18.9x (historic) EV/EBITDA
Sep 08	London City Airport (50%)	£468m	25.5x (historic) EV/EBITDA
Sep 08	Chicago Midway Airport[8]	$US2.5b	>28x (historic normalised) EV/EBITDA
Sep 08	Belfast City Airport	£133m	24x (historic) EV/EBITDA

Date	Asset	Proportionate EV	Transaction metrics
Macquarie Infrastructure Group		**14.3% estimated IRR based on MQG equity carrying value**	
Jan/Feb 09	Nth American Roads	$US1.5 - $US3b	Approx 11-14% estimated IRR
Dec 08	Westlink M7	$A715m[5]	12% estimated IRR
Dec 08[6]	Itinere (90.1%)	€7.1b	10-11% estimated IRR
Sep 08	Lusoponte[7] (30.6%)	€208m	9.2% IRR
May/Sep 08	Pennsylvania Turnpike[9]	$US12.8b	10-11% estimated IRR

1. EBITDA for 12 mths to 31 Mar 09 before specific items 2. SPA signed. Yet to complete. 3. Estimate using airport segment data from Cairns Ports 2008 Annual Report. 4. Estimate using airport segment data from Mackay Ports 2008 Annual Report 5. Based on sale price and Jun 08 debt. 6. Announced in Dec 08. Yet to complete. 7. Sale remains subject to government and lenders' consent. 8. Purchaser subsequently did not complete acquisition. 9. Subsequently removed from sale

MACQUARIE

Real estate transactions

Transaction flow increasing

Date	Asset	Asset class	Value (millions)	Transaction metrics
Macquarie Office Trust		**9.5% capitalisation rate based on MQG equity carrying value**		
Macquarie CountryWide Trust		**9.0% capitalisation rate based on MQG equity carrying value**		
Apr 09	Ipswich City Square, Ipswich, QLD	CBD shopping complex	$A45	6.7% initial yield (fully leased)[1]
Apr 09	ATO Northbridge, Perth Fringe, WA (MOF Asset)	Office	$A95	8.7% estimated market yield[1]
Mar 09	5 MCW assets (2 freestanding, 3 shopping centres)	Retail	$A93	7.7% average initial yield
Mar 09	2 free standing supermarkets (Qld, Vic), MCW assets	Retail	$A13	7.2% average initial yield
Mar 09	TAC Building, Geelong, VIC	Office	$A75	Estimated market value 8.0%[2]
Mar 09	Mawson Lake Town Centre, SA	Retail	$A26	7.5% initial yield[3]
Feb 09	1 Bligh St, Sydney, NSW	CBD office development	$A60 (33%)	6.5% estimated yield on completion[4] (33% interest in development site)
Feb 09	Centro Ringwood, VIC	Sub-regional shopping centre	$A39	9.0% initial yield[1]
Feb 09	Energex, Newstead, QLD	Office	$A173	7.7% initial yield[1]
Jan 09	SX2, 111 Bourke St, Melbourne, VIC	CBD Office	$A121	6.1% initial yield (passing), 6.9% market yield[2]
Jan 09	Golden Grove Village SC, SA	Sub-regional shopping centre	$A100	7.7% initial yield (fully leased)[1]
Dec 08	44 Martin Place, Sydney, NSW	CBD Office	$A81	7.4% initial yield (passing)[5]
Dec 08	Wachovia Financial Center, Miami, FL, US (MOF asset)	CBD Office	$US183	6.9% market yield

1. Jones Lang LaSalle. 2. m3 property. 3. Australian Financial Review (17/3/09). 4. Colliers International Research. 5. Knight Frank valuations

MACQUARIE

Asset resilience

- Macquarie Capital Funds' ten largest businesses[1] have experienced consistent improvement in operating performance
- Approx 5%[2] of the debt of all Macquarie Capital Funds' managed businesses matures in the next 12 mths with 95% of committed debt facilities held at the business level on a non-recourse basis[2]

		Acquisition date	1 year EBITDA Growth[3]	2 year EBITDA CAGR[3]	3 year EBITDA CAGR[3]
Thames Water	Utility (UK)	Dec 06	9%	10%	n/a
APRR	Toll road (France)	Feb 06	3%	8%	n/a
Arqiva[4]	Communications (UK)	Jan 05	1%	3%	n/a
Sydney Airport	Airport (Australia)	Jun 02	6%	7%	8%
407 ETR	Toll road (Canada)	Apr 02	-1%	7%	8%
Airwave	Communications (UK)	Apr 07	4%	n/a	n/a
European Directories[5]	Directories (Europe)	Jul 05	7%	9%	n/a
Duquesne Light[6]	Utilities (US)	May 07	15%	n/a	n/a
Wales & West	Utility (UK)	Jun 05	34%	38%	n/a
Brussels Airport	Airport (Belgium)	Dec 04	1%	7%	9%

1. Based on proportionate Enterprise Value as at 31 Dec 2008. 2. As at 31 Mar 09. 3. Compound annual growth in EBITDA up to the year ending 31 Mar 09 for Sydney Airport, 407 ETR and Brussels Airport. For all other businesses compound annual growth in EBITDA up to the year ending 31 Dec 08. Figures based on management accounts and/or audited financial statements where available. 4. Arqiva acquired National Grid Wireless in Apr 07. 1 year EBITDA growth figure has been restated to reflect the growth in the combined business from the year ending 31 Dec 07 to the year ending 31 Dec 08 with the 1Q07 figure calculated on a pro-rata basis. 2 year EBITDA CAGR figure provided for Arqiva current as at 30 Jun 08. 5. EBITDA growth has been normalised to remove the impact of acquisitions, if the acquisitions and associated one off costs were included 1 year EBITDA would be -3% and 2 year EBITDA CAGR would be 5%. 6. EBITDA excludes mark-to-market movement of energy derivative contracts

Loan portfolio

Loan category	Net carrying Value Mar 09 $Ab	Net carrying Value Sep 08 $Ab	Impairment provisions coverage Mar 09 %[1]	
Mortgages				Secured by residential mortgages and supported by mortgage insurance
- Australia	1.9	1.8	0.4%	• Aust: arrears[2] = 1.3%, most loans are fully mortgage insured
- US	1.3	1.2	1.8%	• US: arrears[2] = 4.6%, majority of loans where LVR > 80% are mortgage insured
- Canada	4.0	3.7	<0.1%	• Canada: most loans are fully insured with underlying government support
- Italy	-	1.9	-	
Margin loans	0.3	2.9	5.6%	Conservative LVR set on individual listed equity security; full recourse to listed equity securities
Structured investment loans	5.2	6.0	0.6%	Retail loans to invest in various investment funds. Secured by investments with value protected by capital guarantees at maturity. Underlying assets primarily include direct and indirect equities & cash
Banking loans	3.3	3.4	0.8%	Secured relationship managed loan portfolio of $A2.9b to professional & financial services firms, real estate industry clients, insurance premium funding and other small business clients. Secured largely by real estate, working capital and business cash flows and credit insurance; Other consumer lending of $A0.4b including credit cards
Real estate loans	1.4	1.5	12.1%	Loans secured against real estate, subject to regular independent valuations. Large impairment provisions
Debt markets warehouses	0.4	1.2	1.4%	Fully secured loans with contractual maturity no greater than 12 months. Secured by residential mortgages, car loans and other receivables
Commodity loans	1.5	1.7	12.8%	Diversified loan portfolio primarily to resources sector that are secured by the underlying assets. Secured by gold, base metals and oil resources and supported by price hedging
Leasing business	3.7	3.6	1.7%	Secured by underlying leased assets (motor vehicles and specialised equipment), diversified portfolio by geography and security asset class
CAF[3] Lending	1.4	0.8	1.1%	Diversified secured corporate lending (including BrisConnections bridge loan), subject to regular recoverability review. Secured by diverse range of corporate assets and other securities
Other lending	0.9	1.2	2.9%	• $A0.5b aircraft operating lease portfolio to single counterparty with average aircraft life <3 years, all aircraft residual values insured. • $A0.2b on deposit with financial institutions as collateral for trading positions. • $A0.2b other secured lending, subject to regular recoverability review. Secured by diverse range of corporate assets and other securities. Some impairment provisions raised
Total loan assets[4]	**25.3**	**30.9**	**2.6%**	

1. Coverage % based on total collective & specific provisions divided by gross loan value at 31 Mar 09. 2. Arrears based on 90+ days past due at 31 Mar 09 across total mortgages portfolios. 3. Macquarie's Corporate and Asset Finance Division (CAF). 4. Per the funded balance sheet (refer slide 57), including loan assets held at amortised cost, loan assets held at fair value through profit or loss and operating lease assets held as other assets

MACQUARIE

FINANCIAL MANAGEMENT



Greg Ward –
Chief Financial Officer

Macquarie Group Limited

Result Announcement for the full year ended 31 March 2009

1 May 2009 – Presentation to Investors and Analysts

Highlights

- Continue to strengthen the balance sheet by extending the Group's term funding profile
  - — Term assets more than covered by term funding
- Deposits up 42% from Mar 08 to $A18.8b at Mar 09
  - — Retail deposits up 103% from Mar 08 to $A13.4b at Mar 09
- Reduced reliance on short-term wholesale funding markets
- Cash and liquid assets represent over 40% of the Group's funded balance sheet
  - — 97% of liquid assets repo eligible with central banks, remaining securities short dated
- As with other global financial institutions, access to non-government guarantee funding markets remains exceptionally challenging
- $A3.1b buffer of capital in excess of the Group's minimum capital requirements

Funded balance sheet reconciliation

- The Group's statutory balance sheet is prepared based on generally accepted accounting principles which do not represent actual funding requirements
- A funded balance sheet reconciliation has been prepared to reconcile the reported assets of the consolidated Group to the assets that require funding

	Mar 09 $Ab	Mar 08 $Ab
Total assets per Statutory Balance Sheet	**149.1**	**167.2**
Deductions:		
Self funded trading assets	(10.5)	(28.9)
Derivative revaluation accounting gross ups	(26.1)	(18.6)
Life investment contracts and segregated assets	(6.9)	(8.3)
Broker settlement balances	(5.5)	(5.8)
Working capital assets	(5.1)	(6.7)
Less non-recourse funded assets:		
Securitised assets and non-recourse warehouses	(20.4)	(25.2)
Total assets per Funded Balance Sheet	**74.6**	**73.7**

- Refer to Appendix A for further details on these reconciling items

Funded balance sheet
31 March 2009

MACQUARIE

	Mar 09 $Ab	Mar 08 $Ab
Funding sources		
Wholesale issued paper:		
Negotiable certificates of deposit	4.7	12.2
Commercial paper	3.0	7.6
Net trade creditors	0.4	0.9
Structured notes	4.0	6.0
Secured funding	6.6	8.2
Bonds	16.9	8.1
Other bank loans	0.7	0.3
Senior credit facility[1]	7.4	4.9
Deposits	18.8	13.2
Loan capital[2]	2.5	2.3
Equity and hybrids[3]	9.6	10.0
Total funding sources	**74.6**	**73.7**
Funded assets		
Cash and liquid assets	30.3	20.8
Net trading assets	9.1	12.2
Loan assets < 1 year	5.8	12.5
Loan assets > 1 year	19.5	17.6
Assets held for sale	0.2	0.8
Debt investment securities	1.2	2.6
Co-investment in Macquarie-managed funds and equity investments	7.2	6.3
Property, plant & equipment and intangibles	1.3	0.9
Total funded assets	**74.6**	**73.7**

- Well diversified funding sources
- Cash and liquid assets significantly exceed short-term wholesale issued paper
- Funded assets, excluding cash and liquid assets, reduced by $A8.6b since Mar 08
- Size of MGL Senior credit facility reduced by $A1.0b on early unwind of undrawn standby facility
- MBL deposits and wholesale funding eligible for Australian government guarantee

1. The Senior Credit Facility is a $A7.8b term facility of which $A0.4b remains undrawn. 2. This includes Convertible Preference Securities. 3. Equity includes ordinary capital and Macquarie Income Securities of $A0.4b, and Hybrids include the Macquarie Income Preferred Securities of $A0.4b

Term funding profile

MACQUARIE

- Excluding equity, the weighted average term to maturity of term funding increased from 3.5 years at Mar 08 to 3.7 years at Mar 09



$Ab
14
12
10
8
6
4
2
0
Structured notes
Bonds
Senior credit facility - drawn
Other undrawn credit facilities
Hybrid
Secured funding
Other bank loans
Senior credit facility - undrawn
Loan capital
Equity
1-2 yrs
2-3 yrs
3-4 yrs
4-5 yrs
>5 yrs

At 31 Mar 09. 1. Undrawn term facilities for the Group include $A0.4b undrawn of the Senior Credit Facility and $A0.6b of undrawn warehouse facilities

Strong retail deposit growth

- Since Aug 07, Macquarie has been successful in pursuing its strategy of diversifying its funding sources through growing its deposit base
  - Retail deposits up 103% from Mar 08 to $A13.4b at Mar 09



$Ab
20
15
10
5
0
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
Sep-08
Mar-09
Retail
Corporate/wholesale

Regulatory capital strong



Macquarie Group Limited – Regulatory Capital Position (Mar 09)
Minimum Regulatory Capital Requirement
Buffer for Volatility, Growth and Strategic Flexibility
Regulatory Capital Position as at 31 March 2009
Banking Group
Non-Banking Group
Capital Surplus
0
1
2
3
4
5
6
7
8
9
10
11
$Ab

- $A3.1b buffer of capital in excess of the Group's minimum capital requirements
- MBL Banking Group capital ratios: Tier 1 - 11.4%; Total Capital - 14.4%

Changes in capital position since 30 September 2008

Group (MGL)

- Capital surplus remained strong at $A3.1b ($A3.3b at Sep 08)
- Capital supply flat:
  - Growth through retained earnings and DRP offset by MIPS refinancing
- Capital requirement up slightly:
  - Acquisition of Constellation Energy
  - Impact of FX
  - Offset by reduced Non-Banking Group equity commitments and write-downs

Banking Group (MBL)

- Tier 1 ratio up: 11.4% at Mar 09 from 11.0% at Sep 08
- Capital requirement of the Bank increased since Sep 08:
  - Acquisition of Constellation Energy
  - Impact of FX
  - Acquisition of leasing assets from Non-Banking Group
  - Increased regulatory deductions associated with credit market conditions
  - Partly offset by reduction in underlying RWA, e.g. sale of Italian Mortgages and Margin Lending portfolios
- Balanced by recapitalisation from MGL to the Bank of $A0.6b

MACQUARIE

APPENDIX A
Additional information – Funding



Macquarie Group Limited
Result Announcement for the full year ended 31 March 2009
1 May 2009 – Presentation to Investors and Analysts

Group funding structure

- MGL and MBL are the Group's two primary external funding vehicles which have separate and distinct funding, capital and liquidity management arrangements
- MBL provides funding to the Bank Group and intra-group funding to MGL
- MGL provides funding predominantly to the Non-Bank Group


Debt
MACQUARIE GROUP LIMITED (MGL)
Equity
Debt & Equity
Debt & Equity
Intra-group Loan
Debt & Hybrid Equity
MACQUARIE BANK LIMITED (MBL)
Banking Group
Non-Banking Group

Funding for the Non-Bank Group 31 March 2009

	Mar 09 $Ab	Mar 08 $Ab
Funding sources		
MBL intra-group loan to MGL	3.8	8.8
Net trade creditors	0.2	0.7
Structured notes	0.3	-
Secured funding	0.8	1.1
Other bank loans	0.3	0.3
Deposits	0.2	0.2
Senior credit facility	7.4	4.9
Loan capital[1]	0.6	-
Equity	3.2	3.6
Total funding sources	**16.8**	**19.6**
Funded assets		
Cash and liquid assets	4.8	2.1
Non Banking Group deposit with MBL	2.5	5.8
Net trading assets	1.0	0.7
Loan assets < 1 year	0.2	1.0
Loan assets > 1 year	1.6	3.8
Assets held for sale	0.1	0.8
Debt investment securities	0.6	0.8
Co-investment in Macquarie-managed funds and equity investments	5.1	3.9
Property, plant & equipment and intangibles	0.9	0.7
Total funded assets	**16.8**	**19.6**

- Non-Banking Group is predominantly term funded
- Term funding beyond 1 year (excluding equity) has a weighted average term to maturity of 2.9 years
- Size of Senior credit facility reduced by $A1.0b on early unwind of the undrawn standby facility
- MBL intra-group loan has been amortised to $3.8b with $A1.9b of the remainder to be termed out for 3 years maturing in 2012

Term funding (drawn and undrawn[2]) maturing beyond 1 year (including equity)[3]


$Ab
7
6
5
4
3
2
1
0
Equity
Loan capital
Debt
Total = $A12.8b
1-2 yrs
2-3 yrs
3-4 yrs
4-5 yrs
> 5yrs

1. This includes Convertible Preference Securities. 2. Undrawn term facilities for the Non-Bank include $A0.4b undrawn on the Senior Credit Facility. 3. MBL intra-group loan to MGL has been profiled in this chart based on the contractual maturity at Mar 09

Funding for the Bank Group
31 March 2009

	Mar 09 $Ab	Mar 08 $Ab
Funding sources		
Negotiable certificates of deposit	4.7	12.2
Commercial paper	3.0	7.6
Net trade creditors	0.2	0.2
Structured notes	3.7	6.0
Secured funding	5.8	7.1
Bonds	16.9	8.1
Other bank loans	0.4	-
Deposits	18.6	13.0
Loan capital	1.9	2.3
Equity and hybrids[1]	6.4	6.4
Total funding sources	**61.6**	**62.9**
Funded assets		
Cash and liquid assets	25.5	18.7
Net trading assets	8.1	11.4
Loan assets < 1 year	5.6	11.5
Loan assets > 1 year	17.9	13.8
Assets held for sale	0.1	-
Debt investment securities	0.6	1.9
MBL intra-group loan to MGL	3.8	8.8
Non-Banking Group deposit with MBL	(2.5)	(5.8)
Co-investment in Macquarie-managed funds and equity investments	2.1	2.4
Property, plant & equipment and intangibles	0.4	0.2
Total funded assets	**61.6**	**62.9**

- Bank balance sheet remains very liquid, well capitalised and with a diversity of funding sources
- Term funding beyond 1 year (excluding equity) has a weighted average term to maturity of 4.1 years
- Macquarie Bank Limited as an authorised deposit-taking institution is eligible for the deposit and wholesale funding guarantees provided by the Australian Government.

Term funding (drawn and undrawn[2]) maturing beyond 1 year (including equity)



$Ab
10
9
8
7
6
5
4
3
2
1
0
Equity
Hybrids
Loan capital
Debt
Total = $A28.8b
1-2 yrs
2-3 yrs
3-4 yrs
4-5 yrs
>5 yrs

1. Equity includes ordinary capital and Macquarie Income Securities of $A0.4b. Hybrids include the Macquarie Income Preferred Securities of $A0.4b. 2. Undrawn term facilities for the Bank include $A0.6b on undrawn warehouse facilities

Explanation of Funded Balance Sheet Reconciling Items

- **Self funded trading assets:** There are a number of entries on the balance sheet that arise from the normal course of trading activity we conduct with our clients. They typically represent both sides of a transaction. The entries off-set each other as both the bought and sold positions are recorded separately. Where these entries are matched, they do not require funding.
- **Derivative re-valuation accounting gross ups:** Macquarie's derivative activities are client driven with client positions hedged by off-setting positions. The derivatives are largely matched and this adjustment reflects that the matched positions do not require funding.
- **Life investment contracts and other segregated assets:** These represent the assets and liabilities that are recognised where we have products such as investment-linked policy contracts. The policy (contract) liability will be matched by assets held to the same amount and hence do not require funding.
- **Broker settlement balances:** At any particular time our broking business will have outstanding trades to settle with other brokers. These amounts (payables) can be offset in terms of funding by amounts that we are owed at the same time by brokers on other trades (receivables).
- **Short term working capital assets:** As with the broker settlement balances above, Macquarie through its day-to-day operations generates working capital assets (e.g. receivables and prepayments) and working capital liabilities (e.g. creditors and accruals) that produce a 'net balance' that requires funding rather than the gross balance.
- **Securitised assets and non-recourse warehouses:** Some lending assets (mortgages and leasing) are commonly sold down into external securitisation entities or transferred to external funding warehouses. As a consequence they are non-recourse to Macquarie and are funded by third parties rather than Macquarie.

MACQUARIE

APPENDIX B
Additional information – Capital



Macquarie Group Limited
Result Announcement for the full year ended 31 March 2009
1 May 2009 – Presentation to Investors and Analysts

Macquarie Group regulatory capital
Surplus calculation

	$Am	
Macquarie Group eligible capital:		
Banking Group Gross Tier 1 capital	6,547	
Non-Bank eligible capital	3,827	
Elimination of intra-group holdings of capital[1]	(127)	
Eligible capital	**10,247**	(a)
Macquarie Group capital requirement:		
Banking Group contribution		
Risk-weighted assets (excluding intra-group exposures)[2]	36,765	
Internal minimum Tier 1 ratio (Bank)	7%	
Capital required to cover risk-weighted assets	2,574	
Tier 1 deductions (excluding intra-group exposures)[3]	2,136	
Banking Group contribution	**4,710**	
Non-Banking Group contribution	**2,401**	
Capital requirement	**7,111**	(b)
Macquarie Group regulatory capital surplus	**3,136**	(a)-(b)

1. In calculating Macquarie Group eligible capital, intra-group holdings of capital instruments are eliminated. 2. In calculating the Bank's contribution to Group capital requirement, RWA associated with exposures to the Non-Bank are eliminated ($A710m as at Mar 09). 3. In calculating the Bank's contribution to Group capital requirement, Tier 1 deductions associated with intra-group exposures are eliminated ($A127m as at Mar 09).

Macquarie Group regulatory capital
Banking Group contribution

	Risk weighted assets $Am	Tier 1 Deductions[1] $Am	Capital Requirement[2] $Am
Credit and equity risk			
On balance sheet	19,284		1,350
Off balance sheet	8,810		617
Credit and equity risk subtotal	**28,094**		**1,967**
Market risk	2,082		146
Operational risk	5,761		403
Other	828	2,136	2,195
Contribution to Group capital calculation	**36,765**	**2,136**	**4,710**
MBL intra-group loan to MGL	710[3]		
Banking Group standalone risk-weighted assets	**37,475**		

1. In calculating the Bank's contribution to Group capital requirement, Tier 1 deductions associated with intra-group exposures are eliminated ($A127m as at Mar 09). 2. The capital requirement is calculated as the capital required for RWA, at the internal minimum Tier 1 ratio of the Banking Group (7%), plus Tier 1 deductions. 3. Intra-group loan eliminated for calculation of Group capital requirement

Macquarie Group regulatory capital
Non-Banking Group framework

- APRA has specified a regulatory capital framework for MGL
- A dollar capital surplus is produced; no capital ratio calculation is specified
- APRA has approved Macquarie's Economic Capital Adequacy Model (ECAM) for use in calculating the regulatory capital requirement of the Non-Banking Group
- Any significant changes to the ECAM must be approved by the MGL Board and notified to APRA within 14 days
- The ECAM is based on similar principles and models as the Basel II regulatory capital framework for Banks, with both calculating capital at a one year 99.9% confidence level:

Risk[1]	Basel II	ECAM
Credit	▪ Capital requirement determined by Basel II formula, with some parameters specified by the regulator (e.g. loss given default)	▪ Capital requirement determined by Basel II formula, but with internal estimates of some parameters
Equity	▪ Simple risk-weight approach or deductions. Tier 1 capital requirement between 24% and 50% of face value[2]	▪ Extension of Basel II credit model to cover equity exposures. Capital requirement between 32% and 86% of face value; average 47%
Market	▪ 3 times 10 day 99% Value at Risk (VaR) plus a specific risk charge	▪ Scenario-based approach. Greater capital requirement than under regulatory regime
Operational	▪ Basel II Advanced Measurement Approach	▪ Basel II Advanced Measurement Approach

1. The ECAM also covers risk on assets held as part of business operations, e.g. fixed assets, goodwill, intangible assets, capitalised expenses and certain minority stakes in associated companies or stakes in joint ventures as well as non-traded interest rate risks. 2. Assuming an 8% Tier 1 ratio, the 300% and 400% risk weightings for equity exposures under Basel II equate to a capital requirement of 24% or 32%. Any deductions required for equity exposures are 50/50 Tier 1 and Tier 2, hence a 50% Tier 1 capital requirement

Macquarie Group regulatory capital
Non-Banking Group contribution

	Assets $Ab	Capital Requirement $Am	Equivalent Risk Weight
Funded assets			
Cash and liquid securities	4.8	16	4%
Loan assets[1]	1.8	186	129%
Assets held for sale	0.1	39	343%
Debt investment securities	0.6	73	154%
Co-investment in Macquarie-managed funds and equity investments (listed)	2.7	947	441%
Co-investment in Macquarie-managed funds and equity investments (unlisted)	2.4	1,173	617%
Property, plant & equipment and intangibles[2]	0.9	183	250%
Non-Banking Group deposits with MBL	2.5		
Net trading assets	1.0	-	
Total funded assets	**16.8**	**2,617**	
Self-funded and non-recourse assets			
Self funded trading assets	2.5		
Broker settlement balances	4.3		
Working capital assets	3.1		
Total self-funded and non-recourse assets	**9.9**		
TOTAL NON-BANKING GROUP ASSETS	**26.7**		
Off balance sheet exposures, operational, market & other risk and diversification offset[3]		(216)	
NON-BANKING GROUP CAPITAL REQUIREMENT		**2,401**	

1. Includes leases. 2. Intangibles relating to the acquisition of Orion Financial Inc are supported 100% by exchangeable shares. These exchangeable shares have not been included in eligible regulatory capital. 3. Includes capital associated with trading assets (e.g. market risk capital)

MACQUARIE

APPENDIX C
Additional information – Outlook operating groups



Macquarie Group Limited

Result Announcement for the full year ended 31 March 2009

1 May 2009 – Presentation to Investors and Analysts

Outlook operating groups

Macquarie Capital

- Reasonable pipeline, though difficult markets reducing the number of successful transactions and increasing time to completion
- Continue to examine opportunities to selectively grow the business (through acquisition or organically)
- Expect growth in medium term but short-term conditions remain challenging
- We expect the Macquarie Capital Funds business to remain resilient, with continued focus on growing unlisted funds under management

Treasury and Commodities Group

- Expect FY10 result to be up on this year's result
- Expect continued rationalisation of competitors
- Improved margins to continue
- Markets to remain volatile and less liquid
- Established businesses to pursue expansion opportunities through recruitment and acquisition
- Significant opportunities for new, growth business for e.g. Environmental Financial Products and Credit Trading
- Metals & Energy Capital expected to benefit from significantly improved lending and investing conditions

Macquarie Securities Group

- Expect conditions in global equity markets to remain challenging in the year ahead

Outlook operating groups

Banking and Financial Services Group

- Consolidation of current businesses to maintain market leading positions
- Continue organic growth of adviser numbers and look for acquisition opportunities
- Leverage recent launch of premium platform service in the UK
- Continue development of current offshore opportunities and partnerships where we can offer differentiated wealth management solutions
- Increased focus on risk management processes
- Expect FY10 to be up on FY09

Macquarie Funds Group

- Expect continued investment in business
- Strong relative investment performance across numerous products should enable organic growth as investor sentiment improves
- Market recovery should result in higher profit for MFG because it is predominantly a fixed-cost business
- Will use Macquarie's strong capital position to seek to gain global scale through acquisitions

Outlook operating groups

Corporate and Asset Finance Division

- Expect FY10 result overall to be up on FY09
- Ongoing review and continued tightening of financing guidelines
- Opportunities to acquire assets/businesses/customers
- Result will be subject to economic conditions globally

Real Estate Banking Division

- Continued credit market dislocation makes short to medium term outlook for the real estate sector particularly challenging
- Commercial real estate markets are expected to see further rent and price reductions in 2009
- Positive signs of recovery in the Australian first home buyer residential market, buoyed by fiscal stimulus to assist this sector

APPENDIX E
Glossary



Macquarie Group Limited

Result Announcement for the full year ended 31 March 2009

1 May 2009 – Presentation to Investors and Analysts

Glossary

$A	Australian Dollar
$C	Canadian Dollar
$S	Singapore Dollar
$US	United States Dollar
£	Great Britain Pound
¥	Japanese Yen
	Euro
1H	First Half
1H09	Half year ended 30 September 2008
2H	Second Half
2H09	Half year ended 31 March 2009
ABS	Asset Backed Securities
AGM	Annual General Meeting
ANZ	Australia and New Zealand Bank
APRA	Australian Prudential Regulatory Authority
ASX	Australian Securities Exchange
AUM	Assets Under Management
BFS	Banking and Financial Services
CAGR	Compound Annual Growth Rate
CBD	Central Business District
CDO	Collatoralised Debt Obligation
CEO	Chief Executive Officer
CLO	Collatoralised Loan Obligation
CMBS	Commercial Mortgage-Backed Securities
CMT	Cash Management Trust
CPS	Convertible Preference Securities
DCF	Discounted Cash Flows
DPS	Dividend Per Share
DRP	Dividend Reinvestment Plan
DUET/DUE	Diversified Utility and Energy Trusts
EBITDA	Earnings before Interest, Tax, Depreciation and Amortisation
ECAM	Economic Capital Adequacy Model
ECM	Equity Capital Markets
ED	Executive Director
EMD	Energy Markets Division
EMG	Equity Markets Group
EPS	Earnings Per Share
EUM	Equity Under Management
FUA	Funds Under Administration
FUM	Funds Under Management

Glossary

FX	Foreign Exchange
FY	Full Year
IPO	Initial Public Offering
IRR	Internal Rate of Return
JV	Joint Venture
KRX	Korea Exchange
LVR	Loan to Value Ratio
M&A	Mergers and Acquisitions
MacCap	Macquarie Capital
MAG	Macquarie Airports Group
MAP/MAp	Macquarie Airports
MBL	Macquarie Bank Limited
MCG	Macquarie Communications Infrastructure Group
MCW	Macquarie CountryWide Trust
MDT	Macquarie DDR Trust
MEC	Metals and Energy Capital
MEIF	Macquarie European Infrastructure Fund
MFG	Macquarie Funds Group
MGL	Macquarie Group Limited
MGPA	Macquarie Global Property Advisers
MIC	Macquarie Infrastructure Company
MIG	Macquarie Infrastructure Group
MIIF	Macquarie International Infrastructure Group
MIP	Macquarie Infrastructure Partners
MIPS	Macquarie Income Preferred Securities
MIS	Macquarie Income Securities
MKOF	Macquarie Korea Opportunities Fund
MLE	Macquarie Leisure Trust Group
MMG	Macquarie Media Group
MOF	Macquarie Office Trust
MQG	Macquarie Group Limited (ASX listed)
MSCI	Morgan Stanley Capital International
Mvt	Movement
MYOB	Mind Your Own Business Accounting Software
No.	Number
NPAT	Net Profit After Tax
NYSE	New York Stock Exchange
OTC	Over the Counter
P&L	Profit and Loss
pcp	Prior Corresponding Period

Glossary

RBS	Royal Bank of Scotland
REIT	Real Estate Investment Trust
ROE	Return on Equity
RWA	Risk Weighted Assets
S&P	Standard and Poor's
SGX	Singapore Exchange
SICAV	Société D'investissement à Capital Variable
SME	Small and Medium Enterprise
TCG	Treasury and Commodities Group
TED Spread	Treasuries over Euro Dollar Spread
TMET	Telecommunications, Media, Entertainment and Technology
TSE	Tokyo Stock Exchange
UK	United Kingdom
US/USA	United States of America
VIX	CBOE Volatility Index
vs	Versus
VWAP	Volume Weighted Average Price

MACQUARIE



Macquarie Group Limited

Result Announcement for the full year ended 31 March 2009

1 May 2009 – Presentation to Investors and Analysts